02031346

RECD S.E.C.
APR 15 2002
070

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Wabash National Corporation	000879526
Exact name of registrant as specified in charter	Registrant CIK Number
Form 10-K for the year ended December 31, ~~2002~~ 2001	001-10883
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

PROCESSED
APR 24 2002
THOMSON
FINANCIAL

Name of Person Filing the Document (If other than the Registrant)

The following exhibits are filed with this Form SE:

10.23 Master Amendment Agreement dated April 11, 2002 between the Company and various financial institutions

10.24 Amended and Restated 9.66% Series A Senior Secured Notes Purchase Agreement dated April 12, 2002, between certain purchasers and the Company

10.25 Amended and Restated Series C-H Senior Secured Notes Purchase Agreement dated April 12, 002, between certain purchasers and the Company

10.26 Amended and Restated Series 11.29% I Senior Secured Note Purchase Agreement dated April 12, 2002, between Prudential Insurance Company and the Company

10.27 Amended and Restated Credit Agreement dated April 11, 2002 between Bank One, Indiana, NA, as administrative agent and the Company

10.28 Receivables Purchase and Servicing Agreement dated April 11, 2002 between General Electric Capital Corporation, as initial Purchaser and as Agent and the Company

10.29 Receivables Sale and Contribution Agreement dated April 11, 2002 between Wabash National Corporation as Performance Guarantor, NOAMTC, Inc. and Wabash National LP, as originators and WNC Receivables, LLC, as Buyer

10.30 Annex X to the Receivables Sale and Contribution Agreement and Receivables Purchase and Servicing Agreement each dated April 11, 2002

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Indiana, April 15, 2002.

WABASH NATIONAL CORPORATION

By: /s/ Mark R. Holden
Mark R. Holden
Senior Vice President – Chief Financial Officer

IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS EXHIBIT TO FORM 10-K IS BEING FILED IN PAPER PURSUANT TO A TEMPORARY HARDSHIP EXEMPTION.

EXECUTION COPY

MASTER AMENDMENT AGREEMENT

dated as of April 11, 2002

among

APEX TRAILER LEASING & RENTALS, L.P.,
as Lessee

WABASH NATIONAL CORPORATION,
as Guarantor

WABASH STATUTORY TRUST – 2000,
as Lessor

STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION,

not in its individual capacity except as provided herein, but solely as Trustee

THE INSTITUTIONS INDICATED IN SCHEDULE I,
as Tranche A Lenders

FLEET CAPITAL CORPORATION,
as Tranche B Lender

FLEET CAPITAL CORPORATION,
as Owner Participant

FLEET CAPITAL CORPORATION,
as Collateral Agent

and

FLEET CAPITAL CORPORATION,
as Administrative Agent

TABLE OF CONTENTS

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TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
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MASTER AMENDMENT AGREEMENT

THIS MASTER AMENDMENT AGREEMENT (this "Amendment"), dated as of April 11, 2002, to the Amended and Restated Participation Agreement (the "Participation Agreement"), dated as of March 30, 2001, and the Amended and Restated Equipment Lease (the "Lease"), dated as of March 30, 2001, is entered into by and among APEX TRAILER LEASING & RENTALS, L.P., a Delaware limited partnership, as the Lessee (in such capacity, together with its permitted successors, the "Lessee"); WABASH NATIONAL CORPORATION, a Delaware corporation, as guarantor (the "Guarantor"); WABASH STATUTORY TRUST - 2000, a Connecticut statutory trust, as Lessor (together with its permitted successors and assigns, the "Lessor"); STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, not in its individual capacity, except as set forth herein, but solely as Trustee (the "Trustee" and in its individual capacity, the "Trust Company"); the Institutions indicated in Schedule I as "Tranche A Lenders" (each, together with its permitted successors and assigns, a "Tranche A Lender," and together with the other Tranche A Lenders, the "Tranche A Lenders"), FLEET CAPITAL CORPORATION, a Rhode Island corporation ("Fleet Capital"), as the Tranche B Lender (in such capacity, together with its permitted successors and assigns, the "Tranche B Lender", and together with the Tranche A Lenders, the "Lenders"); FLEET CAPITAL, as the Owner Participant (in such capacity, together with its permitted successors and permitted assigns, the "Owner Participant", and together with the Lenders, the "Participants"); FLEET CAPITAL, as administrative agent for the Lenders (in such capacity, together with its permitted successors and assigns, the "Administrative Agent"); and FLEET CAPITAL, as collateral agent for the Lenders (in such capacity, together with its permitted successors and assigns, the "Collateral Agent").

W I T N E S S E T H:

WHEREAS, the Lessee, the Lessor, the Guarantor, the Trustee, the Lenders, the Owner Participant, the Administrative Agent, and the Collateral Agent have heretofore entered into a certain Participation Agreement dated March 30, 2001;

WHEREAS, the Lessee and the Lessor have heretofore entered into a certain Lease dated as of March 30, 2001;

WHEREAS, the Lessee, the Lessor, the Guarantor, the Trustee, the Lenders, the Owner Participant, the Administrative Agent, and the Collateral Agent now desire to amend the Participation Agreement and the Lessee and Lessor now desire to amend the Lease.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS; WAIVER

SECTION 1.1 Use of Defined Terms. Capitalized terms used but not otherwise defined in this Amendment have the respective meanings specified in Appendix A to the Participation

Agreement; and the rules of interpretation set forth in Appendix A to the Participation Agreement shall apply to this Amendment.

SECTION 1.2 Waiver of Rights. The Participants, Lessor, Collateral Agent and Administrative Agent hereby waive their right to declare a Lease Event of Default under Section 13.1(e) of the Lease arising from a breach by Lessee or Guarantor of Sections 6.1(e)(ii), (e)(iii), (e)(v) (insofar as such provision relates to existing Lease Events of Default and not to future Unmatured Lease Defaults or Lease Events of Default), (f) or (g) of the Participation Agreement in consideration for the amendments set forth herein.

ARTICLE II
AMENDMENTS

SECTION 2.1 Amendments to the Participation Agreement.

(a) Amendments to Section 6.1(e).

Section 6.1(e) of the Participation Agreement is hereby amended to include the following provisions after Section 6.1(e)(v):

> (vi) as soon as available and in any event, within thirty (30) days after the last day of each calendar month, or within forty five (45) days after the last day of each calendar month to the extent such calendar month constitutes a quarter end, (x) a copy of Lessee's balance sheet and related statements of income, retained income and cash flows, of Lessee for such month, setting forth in each case in comparative form the figures for the previous month, all in reasonable detail, and certified by the chief financial officer, treasurer or corporate controller of Lessee as being complete and correct, prepared in accordance with generally accepted accounting principles and fairly presenting Lessee's financial condition and results of operations; (y) to the extent available, a copy of the Guarantor's consolidated balance sheet, and related consolidated statements of income, retained income and cash flows, of Guarantor and its consolidated subsidiaries for such month, setting forth in each case in comparative form the figures for the previous month, all in reasonable detail, and certified by the chief financial officer, treasurer or corporate controller of Guarantor as being complete and correct, prepared in accordance with generally accepted accounting principles and fairly presenting Guarantor's financial condition and results of operations; and (z) an Authorized Officer's Certificate of each of the Lessee and the Guarantor, in each case in the form attached hereto as Exhibit A (with appropriate insertions), stating that such Obligor has duly performed and complied with all conditions contained in the Financial Covenants attached hereto in Schedule II required to be performed or complied with by it;
>
> (vii) as soon as available and in any event within fifteen (15) days after the last day of each calendar month, (x) a copy of all information relating to the

Equipment subject to the Lease and (y) a report indicating the status, sale or other disposition of each Unit of Equipment for such month;

(viii) in the course of each calendar month, all information concerning the business or financial condition of the Lessee or the Guarantor as is provided to (and at the same time as is provided to) the Bank Group, the Receivables Group, the Master Equipment Lease Parties or any of the Noteholders; and

(ix) in the course of each calendar month, all other information as is provided to (and at the same time as is provided to) the Bank Group, the Receivables Group, the Master Equipment Lease Parties or any of the Noteholders.

(b) Deletion of Section 6.1(f).

Section 6.1(f) of the Participation Agreement is hereby deleted.

(c) Deletion of Section 6.1(g).

Section 6.1(g) of the Participation Agreement is hereby deleted.

(d) Amendments to Section 6.1.

Section 6.1 of the Participation Agreement is hereby amended to include the following additional provisions after Section 6.1(h):

(i) Inspection. Within thirty (30) days after the Amendment Closing Date, each of the Guarantor and the Lessee shall permit, at its sole cost and expense, (i) any authorized representative designated by the Administrative Agent or any Lender to visit and inspect any of the Equipment subject to the Lease, to examine, audit, check and make copies of its financial and accounting records, books, journals, orders, receipts and any other correspondence and other data relating to its business or the transactions contemplated by this Participation Agreement, and to discuss their affairs, finance and accounts with their directors, officers, employees and certified public accountants, and (ii) the Collateral Agent or any of its agents or representatives to conduct a comprehensive field audit of its books, records, properties and assets, including without limitation the Equipment subject to the Lease, all upon reasonable notice, at such reasonable times during normal business hours.

(j) Reserve Amount. The Reserve Amount shall be maintained until the earlier to occur of (i) the Maturity Date, and (ii) the Lien of the Collateral Agent against the Collateral Estate having been fully discharged in accordance with the terms of the Operative Documents.

(k) Letter of Credit. Throughout the remaining Term, the Lessee shall provide to the Collateral Agent a Letter of Credit in the Letter of Credit Amount. The Letter of Credit shall provide that (a) the issuer of the Letter of Credit shall, at least thirty (30) days prior to the expiration of the Letter of Credit (and, in the case of any expiration date scheduled to occur in the twelve (12) month period preceding the Termination Date (as defined in the Credit Agreement), at least eighty one (81) days prior to such Termination Date), provide written notice to the Collateral Agent of the date upon which the Letter of Credit is set to expire and whether the Letter of Credit has been renewed; and (b) the Collateral Agent may draw upon the Letter of Credit in the event of (i) a Lease Event of Default, or (ii) receipt by the Collateral Agent of notice from the issuer of the Letter of Credit that the Letter of Credit will expire and has not been renewed. During the Term, the Lessee shall maintain the Letter of Credit in an amount equal to the Letter of Credit Amount and the Letter of Credit shall in all respects be in form and substance satisfactory to the Participants. Without limiting the Lessor's right to declare a Lease Event of Default and exercise its remedies pursuant to Section 13 of the Lease, if the Collateral Agent shall draw on the Letter of Credit the proceeds thereof shall be immediately applied to the prepayment of the Loans and Equity Investments without any further notice or action by the Lessor or the Collateral Agent.

(l) Financial Covenants. The Lessee or Guarantor, as the case may be, shall comply in all respects with the financial covenants set forth on Schedule II hereto.

(m) Other Indebtedness. The Lessee and the Guarantor shall not amend, modify or supplement, or permit any Subsidiary to amend, modify or supplement (or consent to any amendment, modification or supplement of), any document, agreement or instrument evidencing the $192,000,000 aggregate principal amount of the Guarantor's Senior Notes, Series C through I, due 2004-2008 (collectively the "Senior Notes"), the NatCity Lease Agreement (as defined in the Intercreditor Agreement with respect to the Credit Agreement), the Receivables Purchase Agreement, the Note Purchase Agreements or the Credit Agreement (or any replacements, substitutions or renewals thereof) or pursuant to which any such Indebtedness is issued where such amendment, modification or supplement provides for the following or which has any of the following effects:

(i) increases the overall principal amount of any such Indebtedness or increases the amount of any single scheduled installment of principal or interest;

(ii) shortens or accelerates the date upon which any installment of principal or interest becomes due or adds any additional mandatory redemption provisions;

(iii) shortens the final maturity date of such Indebtedness or otherwise accelerates the amortization schedule with respect to such Indebtedness;

(iv) increases the rate of interest accruing on such Indebtedness;

(v) provides for the payment of additional fees or increases existing fees;

(vi) amends or modifies any financial or negative covenant (or covenant which prohibits or restricts the Lessee or the Guarantor or a Subsidiary of either the Lessee or the Guarantor from taking certain actions) in a manner which is more onerous or more restrictive to the Lessee or the Guarantor (or any Subsidiary of either of them) or which is otherwise materially adverse to the Lessee or the Guarantor and/or the Participants or, in the case of adding covenants, which places additional restrictions on the Lessee or the Guarantor (or a Subsidiary of either of them) or which requires the Lessee or the Guarantor or any such Subsidiary to comply with more restrictive covenants than the covenants set forth herein or which requires the Lessee or the Guarantor to better its financial performance from that set forth in the financial covenants set forth herein;

(vii) amends, modifies or adds any covenant in a manner which, when taken as a whole, is materially adverse to the Lessee or the Guarantor and/or the Participants;

(viii) amends, modifies or supplements any subordination provisions thereof;

(ix) amends or modifies the limitations on transfer provided therein; or

(x) amends or modifies the Collateral Documents (as defined in the Credit Agreement) in any manner adverse to the Participants.

(e) Deletion of Section 2.3(q).

Section 2.3(q) of the Participation Agreement is hereby deleted.

(f) Amendment to Section 10.1(b).

Section 10.1(b) of the Participation Agreement is hereby amended and restated to read as follows:

The Lessee shall pay or cause to be paid when due (i) the fees described in Section 4.5 and in the Syndication Agreement, (ii) all reasonable out-of-pocket expenses of the Trustee, the Administrative Agent and the Participants (including reasonable attorneys' fees and legal expenses of one special counsel representing the Administrative Agent, the Lessor, and the Lenders, under this Participation Agreement and the other Operative Documents), (iii) all costs and expenses (including reasonable attorneys' fees and legal expenses) incurred by the Administrative Agent, the Trustee, or any Participant in entering into any future amendments or supplements with respect to any of the Operative Documents, whether or not such amendments or supplements are ultimately entered into, or giving of waivers of consents hereto or thereto, (iv) all costs and expenses (including reasonable attorneys' fees and legal expenses) incurred by the Administrative Agent, the Trustee or any Participant in connection with any purchase or sale of any part of the Equipment by the Lessee or the Lessor, respectively, or any other Person pursuant to the Lease, (v) all costs and expenses (including reasonable attorneys' fees and legal expenses) incurred by the Administrative Agent, the Trustee or any Participant in connection with any substitution, exchange, purchase or sale of any Equipment by the Lessee or the Lessor, respectively, or any other Person pursuant to the Lease, (vi) all costs and expenses (including reasonable attorneys' fees and legal expenses) incurred by any of the other parties hereto in respect of (x) the enforcement of any of their rights or remedies against the Lessee, or the Guarantor under any of the Operative Documents or (y) the negotiation of any restructuring or "work-out" with the Lessee, or the Guarantor, whether or not consummated, of any obligations of the Lessee, or the Guarantor under the Operative Documents (including the Restructuring Fee and costs associated with due diligence and perfection with respect to the Collateral Estate), plus any default premiums charged by the Participants in connection with such restructuring or "work-out" (it being understood that the Participants may charge such premium only in the event that a premium has been charged to the Guarantor by the Bank Group and/or Noteholders under the Credit Agreement and Note Purchase Agreements on the same basis), (vii) all fees and expenses (including, without limitation, its attorneys' fees) incurred by the Participants in connection with the negotiation and documentation of transferring to a third-party Custodian the original certificates of title to the Equipment, (viii) all costs and expenses (including attorneys' fees and legal expenses) incurred by any Participant, the Trustee, the Collateral Agent or the Administrative Agent with respect to the establishment and maintenance of the Reserve Amount with the Collateral Agent designated by the Participants, (ix) all costs and expenses (including reasonable attorneys' fees and legal expenses) incurred by any Participant, the Trustee, the Collateral Agent or the Administrative Agent with respect to the inspection of the Equipment or operations of the Lessee or Guarantor in accordance with Section 6.1(j), and (x) all fees, costs and expenses of the Custodian, the Collateral Agent and any permitted appraiser.

(g) Amendments to Section 13.

Section 13 of the Participation Agreement is hereby amended to include an additional provision such that the new Section 13.18 will read as follows:

Appointment of Custodian. The Participants hereby agree to appoint Custodian to act for them as the custodian in connection with the transfer of physical possession of the original certificates of title for each Unit of Equipment subject to the Lease on the transfer date. All costs and expenses (including attorneys' fees and legal expenses) incurred by any Participant, the Lessor, the Collateral Agent or the Administrative Agent with respect to the custodial arrangement required by this Section 13.18 shall be borne by the Lessee. As soon as practicable but in any event within sixty (60) days of the Amendment Closing Date, the Lessee shall have transferred to Custodian physical possession of the original certificates of title to the Units of Equipment then subject to the Lease, in accordance with the terms of Section 9.2(ii) of the Lease and shall have entered into a custodial arrangement in form and substance satisfactory to the Participants. The Custodian may be replaced at any time by the Participants in their sole discretion.

SECTION 2.2 Amendments to Appendix A to the Participation Agreement.

(a) Amendment to Definition of "Applicable Margin".

The definition of "Applicable Margin" in Appendix A to the Participation Agreement is hereby amended and restated to read as follows:

"Applicable Margin" means, (a) with respect to the Tranche A and Tranche B Eurodollar Loans, 380 basis points per annum, (b) with respect to the Eurodollar Equity Investments, 475 basis points per annum, and (c) with respect to any Base Rate Loan(s)/Equity Investments, 150 basis points per annum.

(b) Addition of Definition of "Bank Group".

The following definition of the term "Bank Group" is hereby added to Appendix A to the Participation Agreement:

"Bank Group" means Bank One, Indiana, N.A., as administrative agent and the institutions from time to time party to the Credit Agreement.

(c) Addition of Definition of "Credit Agreement".

The following definition of the term "Credit Agreement" is hereby added to Appendix A to the Participation Agreement:

"Credit Agreement" means that certain Credit Agreement dated September 30, 1997 among the Guarantor and the Bank Group, as subsequently amended or restated.

(d) Addition of Definition of "Custodian".

The following definition of the term "Custodian" is hereby added to Appendix A to the Participation Agreement:

"Custodian" means the financial institution acting as custodian or any other financial institution appointed by the Participants in accordance with the terms of Section 13.18 of the Participation Agreement.

(e) Amendment to Definition of "Initial Letter of Credit."

The definition of "Initial Letter of Cerdit" in Appendix A to the Participation Agreement is hereby amended and restated to read as follows:

"Initial Letter of Credit" means the Irrevocable Standby Letter of Credit issued by Bank One, Indiana, N.A. dated December 29, 2000 in the original principal amount of $7,770,000, as such amount has been subsequently increased to $21,345,000 and the term extended from time to time.

(f) Amendment to Definition of "Interest Rate".

The definition of "Interest Rate" in Appendix A to the Participation Agreement is hereby amended and restated to read as follows:

"Interest Rate" means:

(a) with respect to Tranche A Loans (i) that are Eurodollar Loan(s)/Equity Investments, the Adjusted Eurodollar Rate plus the Applicable Margin for such Tranche A Loans and (ii) that are Base Rate Loan(s)/Equity Investments, the Base Rate plus the Applicable Margin; and

(b) with respect to Tranche B Loans (i) that are Eurodollar Loan(s)/Equity Investments, the Adjusted Eurodollar Rate plus the Applicable Margin for such Tranche B Loans and (ii) that are Base Rate Loan(s)/Equity Investments, the Base Rate plus the Applicable Margin.

(g) Amendment to Definition of "Letter of Credit".

The definition of "Letter of Credit" in Appendix A to the Participation Agreement is hereby amended and restated to read as follows:

"Letter of Credit" means the Initial Letter of Credit as amended and extended, or a replacement irrevocable standby letter of credit from a bank with a credit rating that is satisfactory to the Lenders, in each case in favor of the Collateral Agent in an amount equal to the Letter of Credit Amount, and complying with Section 6.1(k) of the Participation Agreement.

(h) Amendment to Definition of "Letter of Credit Amount".

The definition of "Letter of Credit Amount" in Appendix A to the Participation Agreement is hereby amended and restated to read as follows:

"Letter of Credit Amount" means an amount equal to $21,345,000.

(i) Amendment to Definition of "Maturity Date".

The definition of "Maturity Date" in Appendix A to the Participation Agreement is hereby amended and restated to read as follows:

"Maturity Date" means January 31, 2005.

(j) Addition of Definition of "Master Equipment Lease Agreement."

The following definition of the term "Master Equipment Lease Agreement" is hereby added to Appendix A to the Participation Agreement:

"Master Equipment Lease Agreement" means that certain Master Lease Equipment Agreement as of December 30, 1996 between National City Leasing Corporation and Wabash National Finance Corporation.

(k) Addition of Definition of "Master Equipment Lease Parties."

The following definition of the term "Master Equipment Lease Parties is hereby added to Appendix A to the Participation Agreement:

"Master Equipment Lease Parties" means the parties to the Master Equipment Lease Agreement dated as of December 30, 1996.

(l) Addition of Definition of "Noteholder".

The following definition of the term "Noteholder" is hereby added to Appendix A to the Participation Agreement:

"Noteholder" or "Noteholders" means the Noteholder or Noteholders under the Note Purchase Agreements.

(m) Addition of Definition of "Note Purchase Agreement".

The following definition of the term "Note Purchase Agreement" is hereby added to Appendix A to the Participation Agreement:

"Note Purchase Agreement" or "Note Purchase Agreements" means any of those certain Note Purchase Agreements dated as of December 1, 1996 among the Guarantor and the Noteholders thereunder as subsequently amended or restated.

(n) Addition of the Definition of "Receivables Group."

The following definition of the term "Receivables Group" is hereby added to Appendix A to the Participation Agreement:

"Receivables Group" means the parties to the Receivables Purchase Agreement dated as of April 11, 2002.

(o) Amendment to Definition of "Receivables Purchase Agreement."

The following definition of the term "Receivables Purchase Agreement" is hereby amended and restated to read as follows:

"Receivables Purchase Agreement" means that certain Receivables Purchase Agreement dated as of April 11, 2002 among WNC Receivables, LLC, as Seller, Wabash Financing LLC, as Servicer, WNC Receivables Management Corporation, as Independent Member, and General Electric Capital Corporation, as Initial Purchaser and as Agent (all capitalized terms used in this definition having the meaning set forth in such Receivables Purchase Agreement).

(p) Addition of the Definition of "Reserve Amount".

The following definition of the term "Reserve Amount" is hereby added to Appendix A to the Participation Agreement:

"Reserve Amount" means $350,000.00.

(q) Addition of the Definition of "Restructuring Fee".

The following definition of the term "Restructuring Fee" is hereby added to Appendix A to the Participation Agreement:

"Restructuring Fee" means the fully-earned and non-refundable one-time fee paid by the Lessee in consideration for restructuring the transactions contemplated in the Participation Agreement, as follows: (a) with respect to the Owner Participant, the product of 50 basis points times the total amount outstanding on the Equity Investments, and (b) with respect to each Lender, the product of 50 basis points times the total amount outstanding under its respective Loan.

SECTION 2.3 Amendments to the Lease.

(a) Amendment to Section 1.4.

Section 1.4 of the Lease is hereby amended and restated to read as follows:

Renewal Terms. So long as no Unmatured Lease Default or Lease Event of Default shall have occurred and be continuing, Lessee may, as provided in Section 17.2 hereof, renew this Lease as to all, but not less than all of the Units for one or more consecutive one year renewal terms (each one-year (or shorter period) term, a "Renewal Term"), provided, however, that (i) Lessee only may elect one Renewal Term at a time and (ii) notwithstanding anything to the contrary contained herein, Lessee only shall be entitled to elect a total of two (2) Renewal Terms after the Amendment Closing Date; provided, however, that in any event the expiration date of such Renewal Terms shall not end after the Maturity Date. The Renewal Term shall commence upon the day following the Initial Lease Term Expiration Date or upon the day following the expiration of the immediately preceding Renewal Term, as the case may be. The Termination Value payable during the Renewal Term in respect of any Unit of Equipment suffering an Event of Loss shall be in an amount as determined on Schedule I to the applicable Lease Supplements.

(b) Deletion of Article VI.

Article VI of the Lease is hereby deleted.

(c) Amendment to Section 9.2(ii) of the Lease.

Section 9.2(ii) of the Lease is hereby amended by the addition of the following provision:

As soon as practicable but in any event within sixty (60) days after the Amendment Closing Date, the Lessee shall transfer possession of the original certificates of title and current filings and applications for certificates of title, with respect to each Unit of Equipment to the Custodian.

(d) Amendment to Section 13.1 of the Lease.

Section 13.1 of the Lease is hereby amended to include the addition of the following Lease Event Default:

(o) the Lessee shall have failed to comply with its obligations under Section 13.18 of the Participation Agreement.

(e) Amendment to Section 17.1 of the Lease.

Section 17.1 of the Lease is hereby amended and restated to read as follows:

SECTION 17.1.Early Termination Option for any or all of the Equipment.

(a) At any time during the Term of this Lease, and so long as no Lease Event of Default shall have occurred and be continuing hereunder, Lessee shall have the option to terminate this Lease with respect to any or all of the Equipment. To exercise such option, Lessee shall give Lessor an irrevocable written notice of Lessee's intention to terminate this Lease with respect to any such Unit or Units of Equipment, which notice shall (i) state that Lessee desires to terminate this Lease as to the relevant Unit or Units of Equipment and refer specifically to this Section 17.1, and (ii) specify the date for such termination (which, if all Units of Equipment are being terminated, shall be the next Payment Date after the date of such notice, but in no event after the Expiration Date, and if less than all Units of Equipment are being terminated, the date set forth in such notice (in either case, such date, the "Early Termination Date")). Upon such election and satisfaction of the terms and conditions set forth in this Section 17.1, this Lease shall terminate with respect to any such Unit or Units of Equipment on the Early Termination Date. Notwithstanding the foregoing, in the event Lessee shall fail to perform its obligations in accordance with this Section 17.1, this Lease and each of the obligations and duties of Lessee shall continue as if such notice shall never have been delivered unless otherwise agreed to by Lessor and

Lessee shall be responsible for all costs and expenses incurred by Lessor, Owner Participant, Collateral Agent, Administrative Agent and any Lenders in connection therewith.

(b) For purposes of this Section 17.1, "Early Termination Payment" means an amount equal to (i) the Termination Value of each Unit or all Units of Equipment, as the case may be, computed as of the Early Termination Date, plus (ii) all Basic Rent then due and owing with respect to each such Unit or all Units of Equipment, as the case may be, plus (iii) all other Rent due for each such Unit or all Units of Equipment, as the case may be, on the Early Termination Date, plus (iv) all accrued and unpaid Rent owing for periods prior to the Early Termination Date, plus (v) any Break Costs associated with such early termination.

(c) Upon payment in full of the Early Termination Payment and satisfaction of all other conditions set forth herein in connection with a termination of this Lease with respect to all of the Equipment pursuant to this Section 17.1, Lessor shall convey to Lessee or its designee its title thereto pursuant to one or more instruments reasonably satisfactory to the parties thereto but subject to the following sentence. Lessor's sale of the Equipment hereunder shall be on an as-is, where-is basis, without any recourse to, or representation or warranty by, Lessor except as to its ownership thereof and the absence of any Lien placed on the Equipment by or through Lessor, Owner Participant, any Lender or any successor thereto. Lessee shall pay, or reimburse Lessor for the payment of, all applicable Taxes imposed as a result of such sale, and all fees, costs and expenses of such sale incurred by Lessor, and any other amounts for which, if not paid, Lessor will be liable or which, if not paid, would constitute a Lien on the Equipment and such obligation shall survive the termination of this Lease.

(d) Upon satisfaction of all other conditions set forth herein in connection with a termination of this Lease with respect to some but not all of the Equipment (a "Partial Termination"), Lessee may request of the Collateral Agent that Custodian promptly provide the certificates of title to such Equipment to Lessee; provided that Lessee shall have notified the Collateral Agent, Administrative Agent and Custodian by Authorized Officer's Certificate of the circumstances of such Partial Termination. On the last Business Day of each calendar month, the Lessee shall pay directly to the Collateral Agent an amount equal to the Early Termination Payment with respect to the Unit or Units of Equipment terminated (as specified in the notice provided by the Lessee) in the course of such month. The aggregate value of all Units of Equipment terminated in any calendar month shall not exceed the Reserve Amount and all Early Termination Payments shall be applied to the amounts outstanding under the Loans and the Equity Investments in inverse order of maturity. Lessor's sale of the Equipment hereunder shall be on an as-is, where-is basis, without any recourse to, or representation or warranty by, Lessor except as to its ownership thereof and the absence of any Lien placed on the Equipment by or through

Lessor, Owner Participant, any Lender or any successor thereto. Lessee shall pay, or reimburse Lessor for the payment of, all applicable Taxes imposed as a result of such sale, and all fees, costs and expenses of such sale incurred by Lessor, and any other amounts for which, if not paid, Lessor will be liable or which, if not paid, would constitute a Lien on the Equipment and such obligation shall survive the termination of this Lease.

ARTICLE III
CLOSING CONDITIONS

SECTION 3.1 Amendment Closing Date. Subject to the terms and conditions set forth in this Article III, the amendments described herein shall become effective on April 11, 2002 at the offices of Sidley Austin Brown & Wood, Chicago, IL (the "Amendment Closing Date").

SECTION 3.2 Closing Conditions. The obligation of each of the Participants to perform its agreements on the Amendment Closing Date shall be subject to the fulfillment to the reasonable satisfaction of, or the waiver in writing by, the Participants of the following conditions precedent on or prior to such Amendment Closing Date:

(a) Amendments to Credit Agreement and Note Purchase Agreements. On or before the Amendment Closing Date, the amendments to the Credit Agreement, the Receivables Purchase Agreement, the Master Equipment Lease Agreement and Note Purchase Agreements providing for covenants of the Guarantor no more restrictive than the covenants set forth herein and entered into by the Guarantor with the Bank Group, the Receivables Group, the Master Equipment Lease Parties and the Noteholders shall have been duly executed and delivered by the parties thereto and such amendments shall be in full force and effect and no default shall exist in the performance by any party of any of its obligations under such agreements.

(b) Restructuring Fee. On or before the Amendment Closing Date, the Lessee shall have paid to the Participants the Restructuring Fee and, to the extent such items have been invoiced, the costs and expenses set forth in Sections 10.1(b)(vi)(y), 10.1(b)(vii), 10.1(b)(viii), 10.1(b)(ix) and 10.1(b)(x) of the Participation Agreement.

(c) Termination and Replacement of Limited Power of Attorney. On or before the Amendment Closing Date, in consideration of the amendments agreed to herein, the Limited Power of Attorney granted by the Lessor to the Lessee dated as of December 29, 2000 shall terminate without any further action and in accordance with its terms and the Lessor shall grant to the Lessee a replacement power of attorney substantially in the form of Exhibit B hereto, effective during the period commencing on the Amendment Closing Date and ending sixty (60) days thereafter.

(d) Collateral Estate. The interests of the Collateral Agent in and to the Equipment and the Collateral Estate with respect thereto shall remain secured for the benefit of the Collateral Agent and protected as against any claims from the Bank Group, the Receivables

Group, the Master Equipment Lease Parties, the Noteholders, or any other lenders, creditors or noteholders by the Lessee.

(e) Representations and Warranties. On the Amendment Closing Date, with the exception of those disclosed on Schedule III hereto, the representations and warranties of the Lessee and the Guarantor set forth in the Operative Documents (or in certificates delivered pursuant thereto) executed by any thereof shall be true and correct in all respects as though made on and as of such date, except to the extent such representations or warranties relate solely to an earlier date, in which case such representations and warranties shall have been true and correct in all respects on and as of such earlier date.

(f) Closing Proceedings. All proceedings taken in connection with the Amendment Closing Date and all documents and instruments to be delivered thereon or relating thereto shall be reasonably satisfactory to each of the Participants and its counsel, and each of the Participants and its counsel shall have received copies of such documents as each of the Participants or its counsel may reasonably request in connection therewith, all in form and substance reasonably satisfactory to each of the Participants and its counsel.

(g) Opinions of Counsel. Each of the Participants, the Lessor, the Collateral Agent and the Administrative Agent shall have received (i) the favorable written opinions, in form and scope satisfactory to the Participants, of counsel to the Lessee and the Guarantor confirming the matters set forth in the opinions such firm delivered to the Bank Group or the Noteholders under the Credit Agreement or the Note Purchase Agreements to which the Lessee or the Guarantor are a party, and (ii) the favorable written opinions dated the Amendment Closing Date and addressed to each of the Participants, the Lessor, the Administrative Agent and the Collateral Agent from counsel to the Lessee and the Guarantor to the effect that this Amendment constitutes the legal, valid and binding agreement of the Lessee and the Guarantor, is enforceable against the Lessee and the Guarantor and as to such other matters as the Participants, the Lessor, the Administrative Agent and the Collateral Agent may require.

(h) Preliminary Desktop Appraisal. The Collateral Agent shall have been indemnified in full for the costs and expenses incurred by it in connection with the preliminary desktop appraisal performed by Taylor & Martin, Inc.

(i) Establishment of Account for Reserve Amount. On or before the Amendment Closing Date, the Lessee shall have established an account with the Collateral Agent and deposited therein an amount equal to the Reserve Amount as security for the benefit of the Collateral Agent.

(j) Fees and Expenses. The Lessee shall have paid all the fees, costs and expenses incurred by Mayer, Brown, Rowe & Maw, as counsel to the Participants, the Collateral Agent and the Administrative Agent hereunder, in connection with the execution and delivery of this Amendment.

ARTICLE IV
MISCELLANEOUS PROVISIONS

SECTION 4.1 Ratification of and References to the Operative Documents. This Amendment shall be deemed to be an amendment to the Participation Agreement and the Lease and as such agreements are amended hereby, are hereby ratified, approved and confirmed in each and every respect. All references to any such Operative Document in any other document, instrument, agreement or writing shall hereafter be deemed to refer to such Operative Document as amended hereby.

SECTION 4.2 Headings, Etc. The Table of Contents and headings of the various Articles, Sections and clauses of this Amendment are for convenience of reference only and shall not modify, define, expand or limit any of the terms or provisions hereof.

SECTION 4.3 Counterparts. This Amendment may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 4.4 Governing Law; Entire Agreement. THIS AMENDMENT AND EACH OTHER OPERATIVE DOCUMENT EXECUTED IN CONNECTION HEREWITH SHALL EACH BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE LAW OF THE COMMONWEALTH OF MASSACHUSETTS (EXCLUDING ANY CONFLICT-OF-LAW OR CHOICE-OF-LAW RULES WHICH MIGHT LEAD TO THE APPLICATION OF THE INTERNAL LAWS OF ANY OTHER JURISDICTION) AS TO ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE. This Amendment and the other Operative Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and supersede any prior agreements, written or oral, with respect thereto.

SECTION 4.5 Instructions to the Trustee. The undersigned Participants, Collateral Agent and Administrative Agent hereby authorize and direct the Trustee to enter into, execute and deliver this Amendment and perform all of the obligations of the Trustee and Lessor hereunder.

IN WITNESS WHEREOF, the parties hereto have caused this **Amendment** to be executed by their respective officers thereunto duly authorized as of the date and year first above written.

APEX TRAILER LEASING & RENTALS, L.P.,
as Lessee

By: Wabash National Corporation,
General Partner

By: ______________________________
Name:
Title:

WABASH NATIONAL CORPORATION,
as Guarantor

By: ______________________________
Name:
Title:

WABASH STATUTORY TRUST – 2000

By: STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, not in its individual capacity but solely in its capacity as Trustee

By: ______________________________
Name:
Title:

STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, not in its individual capacity, except as provided herein, but solely as Trustee

By: ______________________________
Name:
Title:

U.S. BANK, NATIONAL ASSOCIATION (formerly known as FIRSTAR BANK, N.A.)
as Tranche A Lender

By: ______________________________
Name:
Title:

GENERAL ELECTRIC CAPITAL CORPORATION,
as Tranche A Lender

By: ______________________________
Name:
Title:

NATIONAL CITY BANK OF INDIANA,
as Tranche A Lender

By:______________________________
Name:
Title:

FLEET CAPITAL CORPORATION,
as Tranche B Lender

By: ______________________________
Name:
Title:

FLEET CAPITAL CORPORATION,
as Owner Participant

By: ______________________________
Name:
Title:

FLEET CAPITAL CORPORATION,
as Administrative Agent

By: ______________________________
Name:
Title:

FLEET CAPITAL CORPORATION,
as Collateral Agent

By: ______________________________
Name:
Title:

SCHEDULE I
TO MASTER AMENDMENT AGREEMENT

INSTITUTIONS PARTICIPATING AS TRANCHE A LENDERS

TRANCHE A LENDERS:

U.S. Bank, National Association
(formerly known as Firstar Bank, N.A.)
7th & Washington, 7th Floor
St. Louis, MO 63101
Attention: Alan R. Milster
Vice President
Phone: (314) 418-2468
Fax: (314) 418-2135
E-mail: alan.r.milster@usbank.com

National City Bank of Indiana
One National City Center
Suite 200E
Indianapolis, IN 46255
Attention: Lex Curry
Phone: (317) 267-3668
Fax: (317) 267-8899
Email: lex.curry@national-city.com

General Electrical Capital Corporation
980 Washington Street
Suite 123
Dedham, MA 02026
Attention: Moira Duncan
Phone: 781-467-7007
Fax: 781-407-0183
Email: moira.duncan@gecapital.com

SCHEDULE II
TO MASTER AMENDMENT AGREEMENT

FINANCIAL COVENANTS

For purposes of this Schedule II to the Master Amendment Agreement, capitalized terms used herein and not otherwise defined shall have (a) the meanings set forth in Appendix 1 to this Schedule II, or (b) to the extent such term is not defined in such Appendix 1, the meanings set forth in Appendix A to the Participation Agreement.

Financial Covenants. The Lessee or the Guarantor, as the case may be, shall comply with the following:

1. Minimum Consolidated Tax Adjusted Equity. If the Guarantor shall have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Guarantor shall, as of the last day of such fiscal quarter, maintain Consolidated Tax Adjusted Equity at an amount not less than the applicable "Minimum Consolidated Tax Adjusted Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Tax Adjusted Equity
March 31, 2003	$99,064,000
June 30, 2003	$100,681,000
September 30, 2003	$103,283,000
December 31, 2003 and each fiscal quarter thereafter	$96,504,000

2. Minimum Consolidated Equity. If the Guarantor shall not have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Guarantor shall, as of the last day of such fiscal quarter, maintain Consolidated Equity at an amount not less than the applicable "Minimum Consolidated Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Equity
March 31, 2003	$87,882,000
June 30, 2003	$90,461,000
September 30, 2003	$94,751,000
December 31, 2003 and each fiscal quarter thereafter	$84,077,000

3. Maximum Leverage Valuation Ratio. The Guarantor shall not permit, as of the last day of each of the fiscal quarters specified below, the Leverage Valuation Ratio to exceed the applicable "Maximum Leverage Valuation Ratio" specified below:

Fiscal Quarter Ending	Maximum Leverage Valuation Ratio
June 30, 2002	0.95 to 1
September 30, 2002	0.95 to 1
December 31, 2002	0.95 to 1
March 31, 2003	0.85 to 1
June 30, 2003	0.80 to 1
September 30, 2003	0.80 to 1
December 31, 2003 and each fiscal quarter thereafter	0.75 to 1

4. Minimum Consolidated EBITDA.

(i) The Guarantor shall, as of the last day of each of the fiscal quarters of the Guarantor occurring in calendar year 2002, maintain Consolidated EBITDA for the cumulative period commencing on April 1, 2002 and ending on the last day of such fiscal quarter, at an amount not less than $20,000,000.

(ii) The Guarantor shall, as of the last day of the calendar months specified below, maintain Consolidated EBITDA at an amount not less than the applicable "Minimum Rolling 12 Month Consolidated EBITDA" specified below for the period of 12 consecutive calendar months then ending:

Month Ending	Minimum Rolling 12 Month Consolidated EBITDA
January 31, 2003	$36,135,000
February 28, 2003	$36,620,000
March 31, 2003	$39,301,000
April 30, 2003	$40,541,000
May 31, 2003	$41,276,000
June 30, 2003	$42,192,000
July 31, 2003	$42,877,000
August 31, 2003	$43,422,000
September 30, 2003	$43,784,000
October 31, 2003	$43,941,000
November 30, 2003	$43,828,000
December 31, 2003	$43,539,000

January 31, 2004 and each calendar month thereafter	$42,539,000

5. Minimum Interest Coverage Ratio. The Guarantor shall not permit the Interest Coverage Ratio as of the last day of each fiscal quarter of the Guarantor (commencing with the fiscal quarter ending on or about March 31, 2003), for the period of four consecutive fiscal quarters then ending, to be less than 1.25 to 1.

6. Maximum Capital Expenditures. The Lessee and the Guarantor will not, and will not permit any of their respective Subsidiaries to, expend for Capital Expenditures during any fiscal year of the Guarantor in excess of $6,000,000 in the aggregate for each of the Lessee, the Guarantor and such Subsidiaries.

7. Maximum Finance Contracts. The Lessee and the Guarantor will not, and will not permit any of their respective Subsidiaries to, enter into any new Finance Contract if and to the extent that the sum of such Finance Contract (a) when added to the aggregate amount of all Finance Contracts entered into by the Lessee or the Guarantor or such Subsidiaries during the twelve (12) month period that commences on the Amendment Closing Date exceeds $5,000,000 or (b) when added to the aggregate amount of all Finance Contracts entered into by the Lessee or the Guarantor or such Subsidiaries during the twelve (12) month period that commences on the first (1st) anniversary of the Amendment Closing Date exceeds $5,000,000.

DEFINITIONS

"**Agreement Accounting Principles**" means generally accepted accounting principles as in effect from time to time in the United States, applied in a manner consistent with those used in preparing the financial statements referred to in Section 6.1(e) of the Participation Agreement.

"**Capital Expenditures**" means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including Capitalized Leases and purchase money Indebtedness to the extent permitted hereunder) by the Lessee, the Guarantor and their Subsidiaries during that period that, in conformity with Agreement Accounting Principles, are required to be included in or reflected by the property, plant, equipment or similar fixed asset accounts reflected in the consolidated balance sheet of the Lessee, the Guarantor and their Subsidiaries.

"**Capitalized Lease**" of a Person (as defined herein) means any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with Agreement Accounting Principles.

"**Capitalized Lease Obligations**" of a Person (as defined herein) means the amount of the obligations of such Person under Capitalized Leases which would be capitalized on a balance sheet of such Person prepared in accordance with Agreement Accounting Principles.

"**Cash Equivalents**" means (i) marketable direct obligations issued or unconditionally guaranteed by the government of the United States; (ii) domestic and Eurodollar certificates of deposit and time deposits, bankers' acceptances and floating rate certificates of deposit issued by any commercial bank organized under the laws of the United States, any state thereof, the District of Columbia, or its branches or agencies and having capital and surplus in an aggregate amount not less than $500,000,000 (fully protected against currency fluctuations for any such deposits with a term of more than ten (10) days); (iii) shares of money market, mutual or similar funds having net assets in excess of $500,000,000 maturing or being due or payable in full not more than one hundred eighty (180) days after the Guarantor's acquisition thereof and the investments of which are limited to investment grade securities (i.e., securities rated at least Baa by Moody's Investors Service, Inc. or at least BBB by Standard & Poor's Ratings Group) and (iv) commercial paper of United States banks and bank holding companies and their subsidiaries and United States finance, commercial, industrial or utility companies which, at the time of acquisition, are rated A-1 (or better) by Standard & Poor's Ratings Group or P-1 (or better) by Moody's Investors Service, Inc.; provided that the maturities of such Cash Equivalents shall not exceed 365 days.

"**Consolidated EBITDA**" means, for any period, on a consolidated basis for the Guarantor and its consolidated Subsidiaries, the sum of the amounts for such period, without duplication, of (i) Consolidated Operating Income, plus (ii) charges against income for foreign taxes and U.S. income taxes to the extent deducted in computing Consolidated Operating

Income, plus (iii) Interest Expense to the extent deducted in computing Consolidated Operating Income, plus (iv) depreciation expense to the extent deducted in computing Consolidated Operating Income, plus (v) amortization expense, including, without limitation, amortization of goodwill and other intangible assets to the extent deducted in computing Consolidated Operating Income, plus (vi) other non-cash charges (in an aggregate amount not in excess of $15,000,000 during any fiscal year of the Borrower) in accordance with Agreement Accounting Principles to the extent deducted in computing Consolidated Operating Income, minus (x) the total interest income of the Borrower and its Subsidiaries to the extent included in computing Consolidated Operating Income minus (y) the total tax benefit reported by the Borrower and its Subsidiaries to the extent included in computing Consolidated Operating Income.

"**Consolidated Equity**" means as of the date of any determination thereof, the total stockholders' equity of the Lessee, the Guarantor and their Subsidiaries on a consolidated basis, all as determined in accordance with Agreement Accounting Principles.

"**Consolidated Operating Income**" means, with reference to any period, the net operating income (or loss) of the Lessee, the Guarantor and their Subsidiaries for such period (taken as a cumulative whole on a consolidated basis) including without limitation all restructuring expenses for such period (exclusive of "other income/expenses" as reflected in the Guarantor's consolidated statement of income of the Lessee, the Guarantor and their Subsidiaries for such period and related to non-operating and non-recurring income and expenses), as determined in accordance with Agreement Accounting Principles, after eliminating all offsetting debits and credits between the Lessee, the Guarantor and their Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Lessee, the Guarantor and their Subsidiaries in accordance with Agreement Accounting Principles.

"**Consolidated Tax Adjusted Equity**" means as of the date of any determination thereof, Consolidated Equity plus the cumulative federal, state and local income tax benefit reported by the Guarantor in accordance with Agreement Accounting Principles.

"**Consolidated Total Assets**" means as of the date of any determination thereof, total assets of the Guarantor and its Subsidiaries determined on a consolidated basis in accordance with Agreement Accounting Principles.

"**Finance Contracts**" means any chattel paper originated by the Lessee, the Guarantor or any of their Subsidiaries pursuant to a bona fide sale in the ordinary course of business with a customer or any Subsidiary.

"**Indebtedness**" means, with respect to any Person (as defined in this Appendix A), without duplication,

(a) its liabilities for borrowed money, including reimbursement obligations (contingent or otherwise) with respect to letters of credit;

(b) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including, without limitation, all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(c) its Capitalized Lease Obligations;

(d) all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(e) its Off-Balance Sheet Liabilities (as defined in the Credit Agreement);

(f) its Receivables Facility Attributed Indebtedness; and

(g) any Contingent Obligation (as defined in the Credit Agreement)of such Person with respect to liabilities of a type described in any of clauses (a) through (f) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (a) through (g) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under Agreement Accounting Principles. In no event shall Indebtedness include Unfunded Liabilities (as defined in the Credit Agreement) of any Plan of the Guarantor and its Subsidiaries, which amount, as of December 31, 2001, was zero.

"**Interest Coverage Ratio**" means, as of any date the same is to be determined, the ratio of (i) Consolidated EBITDA as of such date for (A) in the case of calculating Consolidated EBITDA for each relevant month in the Guarantor's fiscal year ending on or about December 31, 2002, the cumulative period of months ending on and after April 30, 2002 and (B) in the case of calculating Consolidated EBITDA for each month thereafter, the period of four consecutive fiscal quarters then ending to (ii) Interest Expense during the same applicable periods.

"**Interest Expense**" means, for any period, the total interest expense of the Lessee, the Guarantor and their consolidated Subsidiaries, whether paid or accrued (including the total interest expense under a Permitted Receivables Transfer), including interest expense not payable in cash (including amortization or write-off of debt discount and debt issuance costs and commissions and discounts and other fees and charges associated with Indebtedness (including the Obligations)), all as determined in conformity with Agreement Accounting Principles.

"**Leverage Valuation Ratio**" means, as of any date the same is to be determined, the ratio of (i) the sum of the aggregate outstanding principal amount of the Obligations (excluding L/C Obligations, as such term is defined in the Credit Agreement) and the Indebtedness under the Note Purchase Agreements to (ii) Consolidated Total Assets only to the extent consisting of cash and Cash Equivalents, net inventory, net prepaid and other expenses and net property, plant and equipment as of such date, in all cases as determined in accordance with Agreement Accounting Principles.

"**Obligations**" means, for purposes of this Schedule II to the Master Amendment Agreement, all the Loans (as defined in the Credit Agreement), advances, debts, liabilities, obligations, covenants and duties owing by the Guarantor to the Administrative Agent (as defined in the Credit Agreement), any Lender (as defined in the Credit Agreement), the Issuing Lender (as defined in the Credit Agreement), any Affiliate (as defined in the Credit Agreement) of any of the foregoing or any Indemnitee (as defined in the Credit Agreement), of any kind or nature, present or future, arising under the Credit Agreement, the Notes (as defined in the Credit Agreement), the PIK Notes (as defined in the Credit Agreement) or any other Loan Document (as defined in the Credit Agreement), whether or not evidenced by any note, guaranty or other instrument, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, guaranty, indemnification, or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired. The term includes, without limitation, all interest, charges, expenses, fees, attorneys' fees and disbursements, paralegals' fees (in each case whether or not allowed), and any other sum chargeable to the Guarantor under the Credit Agreement or any other Loan Document (as defined in the Credit Agreement).

"**Permitted Receivables Transfer**" means (i) a sale or other transfer by any Originator to WNC Receivables, LLC, a Delaware limited liability company and a wholly-owned Subsidiary of the Guarantor ("WNC") of "Receivables," and "Collections" under, and as such terms are defined in, the Receivables Sale Agreement, in accordance with the terms of the Receivables Sale Agreement, and/or (ii) a sale by WNC to purchasers of "Purchaser Interests" under, and as such term is defined in, the Receivables Purchase Agreement, in accordance with the terms of the Receivables Purchase Agreement.

"**Person**" means, for the purposes of this Schedule II to the Master Amendment Agreement, any individual, corporation, firm, enterprise, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company or other entity of any kind, or any government or political subdivision or any agency, department or instrumentality thereof.

"**Receivables Facility Attributed Indebtedness**" means the amount of obligations outstanding under a receivables purchase facility on any date of determination that would be characterized as principal if such facility were structured as a secured lending transaction rather than as a purchase.

SCHEDULE III
TO MASTER AMENDMENT AGREEMENT

EXCEPTED REPRESENTATIONS AND WARRANTIES

The following representation set forth is Section 9.1(e) of the Participation Agreement is excluded from Section 3.2(e) of the Master Amendment Agreement:

Material Adverse Change. There has been no change since September 30,2000 in the business, Property, financial condition or results of operations of the Guarantor and its Subsidiaries which could reasonably be expected to have a Material Adverse Effect other than certain restructuring charges to be taken in the fourth calendar quarter of 2000 up to $50,000,000 on a pre-tax basis.

EXHIBIT A
TO MASTER AMENDMENT AGREEMENT

FORM OF AUTHORIZED OFFICER'S CERTIFICATE OF COMPLIANCE

To: The Participants, Lessor and Collateral Agent to the Master Amendment Agreement Described Below

This Compliance Certificate is furnished pursuant to that certain Master Amendment Agreement dated as of April 11, 2002 (as amended, modified, renewed or extended from time to time, the "Agreement") among APEX TRAILER LEASING & RENTALS, L.P., a Delaware limited partnership, as the Lessee (in such capacity, together with its permitted successors, the "Lessee"); WABASH NATIONAL CORPORATION, a Delaware corporation, as guarantor (the "Guarantor"); WABASH STATUTORY TRUST - 2000, a Connecticut statutory trust, as Lessor (together with its permitted successors and assigns, the "Lessor"); STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, not in its individual capacity, except as set forth therein, but solely as Trustee (the "Trustee" and in its individual capacity, the "Trust Company"); the Institutions indicated in Schedule I thereto as "Tranche A Lenders" (each, together with its permitted successors and assigns, a "Tranche A Lender," and together with the other Tranche A Lenders, the "Tranche A Lenders"), FLEET CAPITAL CORPORATION, a Rhode Island corporation ("Fleet Capital"), as the Tranche B Lender (in such capacity, together with its permitted successors and assigns, the "Tranche B Lender", and together with the Tranche A Lenders, the "Lenders"); FLEET CAPITAL, as the Owner Participant (in such capacity, together with its permitted successors and permitted assigns, the "Owner Participant", and together with the Lenders, the "Participants"); FLEET CAPITAL, as administrative agent for the Lenders (in such capacity, together with its permitted successors and assigns, the "Administrative Agent"); and FLEET CAPITAL, as collateral agent for the Lenders (in such capacity, together with its permitted successors and assigns, the "Collateral Agent"). Unless otherwise defined herein, capitalized terms used in this Compliance Certificate have the meanings ascribed thereto in the Agreement.

THE UNDERSIGNED HEREBY CERTIFIES THAT:

1. I am the duly elected __________ of the [Lessee] [Guarantor] and the [Chief Financial Officer] [Treasurer];

2. I have reviewed the terms of the Agreement and I have made, or have caused to be made under my supervision, a detailed review of the transactions and conditions of the [Lessee] [Guarantor] and its Subsidiaries during the accounting period covered by the attached financial statements;

3. The examinations described in paragraph 2 did not disclose, and I have no knowledge of, the existence of any condition or event which constitutes a Lease Event

of Default or Unmatured Lease Default during or at the end of the accounting period covered by the attached financial statements or as of the date of this Certificate, except as set forth below; and

4. Schedule I and Schedule II attached hereto set forth financial data and computations evidencing the [Lessee] [Guarantor]'s compliance with certain covenants of the Agreement and the Excess Cash Flow during the accounting period covered by the attached financial statements, all of which data and computations are true, complete and correct.

Described below are the exceptions, if any, to paragraph 3, listing, in detail, the nature of the condition or event, the period during which it has existed and the action which the [Lessee] [Guarantor] has taken, is taking, or proposes to take with respect to each such condition or event:

____

____

The foregoing certifications, together with the computations set forth in Schedule I and Schedule II hereto and the financial statements delivered with this Certificate in support hereof, are made and delivered this _____ day of __________, _____.

____
[Insert Name of Officer]

[Wabash National Corporation] [Apex Trailer Leasing & Rentals, L.P.]
Quarterly Compliance Certificate Worksheet

COMPLIANCE CERTIFICATE
Quarterly Schedule of Compliance as of _____________, 2002
(Dollars in thousands)

A.	**EXCESS CASH FLOW**			
	1.	Actual Amount:		
		a.	of Cash & Cash Equivalents	$ -
		a.	Remaining in Super Revolver	$ -
		b.	Remaining in A/R Facility	$ -
		c.	Total Available Liquidity (a+b+c)	$ -
	2.	Projected Amount:		
		a.	Liquidity Amount (Sec. 1.1.17)	$ -
		b.	Cash Basket	$ 5,000
		c.	Total Projected Liquidity Amount (a+b)	$ 5,000
	3.	Cash Flow Available for Debt Paydown (1d - 2c)		$ (5,000)
B.	**MAXIMUM LEVERAGE VALUATION RATIO**			
	1.	Actual Amount:		
		a.	Term Debt (Notes & Bank Debt)	
		b.	Revolver (Super Revolver)	
		c.	Total Debt (a+b)	$ -
		d.	Cash and Cash Equivalents	
		e.	Net Inventory	
		f.	Net Prepaid and Other Expenses	
		g.	Net PP&E	
		h.	Total Assets (d+e+f+g)	$ -
		i.	Leveraged Ratio (c/h)	0.00x
	2.	Minimum Required Amount		x
C.	**MAXIMUM CAPITAL EXPENDITURES**			
	1.	Actual Amount:		
		a.	Capital Expenditures (Year-to-Date)	$ -
	2.	Maximum Annual Allowed Amount		$ 6,000
D.	**MAXIMUM FINANCE CONTRACTS**			
	1.	Actual Amount:		
		a.	Finance Contracts (Year-To-Date)	$ -
	2.	Maximum Annual Allowed Amount		$ 5,000

[Wabash National Corporation] [Apex Trailer Leasing & Rentals, L.P.]
Monthly Compliance Certificate Worksheet

COMPLIANCE CERTIFICATE
Monthly Schedule of Compliance as of ________, 2003
(Dollars in thousands)

A. MINIMUM CONSOLIDATED LAST TWELVE MONTH ("LTM") EBITDA

1. Actual Amount:

a.	Consolidated Operating Income	$ -	
b.	Foreign and Domestic Taxes Deducted in Operating Income		$ -
c.	Interest Expense Deducted in Operating Income	$ -	
d.	Other Non-Cash Charges Deducted in Operating Income (Aggregate Annual Amount not in Excess of $15,000,000)		$ -
e.	Depreciation Expense Deducted in Operating Income		$ -
f.	Amortization Expense Deducted in Operating Income		$ -
g.	Interest Income Included in Operating Income	$ -	
h.	Total Tax Benefit Included in Operating Income	$ -	
i.	Consolidated EBITDA (a+b+c+d+e+f-g-h)	$ -	

2. Minimum Required Amount $ -

[Wabash National Corporation] [Apex Trailer Leasing & Rentals, L.P.]
Quarterly Compliance Certificate Worksheet

COMPLIANCE CERTIFICATE
Quarterly Schedule of Compliance as of ________, 2003
(Dollars in thousands)

A. EXCESS CASH FLOW

1.	Actual Amount:		
	a.	Sum of Cash & Cash Equivalents	$ -
	b.	Availability Remaining in Super Revolver	$ -
	c.	Availability Remaining in A/R Facility	$ -
	d.	Total Available Liquidity (a+b+c)	$ -
2.	Projected Amount:		
	a.	Projected Liquidity Amount (Sec. 1.1.17)	$ -
	b.	Additional Cash Basket	$ 5,000
	c.	Total Projected Liquidity Amount (a+b)	$ 5,000
3.	Excess Cash Flow Available for Debt Paydown (1d - 2c)		$ (5,000)

B. MINIMUM TAX ADJUSTED CONSOLIDATED EQUITY

1.	Actual Amount:		
	a.	Consolidated Equity	$ -
	b.	Deferred Income Taxes	$ -
	c.	Consolidated Tax Adjusted Equity(a-b)	$ -
2.	Minimum Required Amount		$ -

C. MINIMUM CONSOLIDATED EQUITY

1.	Actual Amount:		
	a.	Consolidated Equity	$ -
	b.	Minimum Required Amount	$ -

D. MAXIMUM LEVERAGE VALUATION RATIO

1.	Actual Amount:		
	a.	Term Debt (Notes & Bank Debt)	$ -
	b.	Revolver (Super Revolver)	$ -
	c.	Total Debt (a+b)	$ -

d.	Cash and Cash Equivalents	$	-
e.	Net Inventory	$	-
f.	Net Prepaid and Other Expenses	$	-
g.	Net PP&E	$	-
h.	Total Assets (d+e+f+g)	$	-
i.	Leverage Ratio (c/h)		___x

2. Minimum Required Amount ___x

E. MINIMUM INTEREST COVERAGE RATIO

1. Actual Amount:

a.	Cumulative Consolidated Operating Income	$	-
b.	Cumulative Depreciation Expense	$	-
c.	Cumulative Amortization Expense	$	-
d.	Cumulative Consolidated EBITDA (a+b+c)	$	-
e.	Cumulative Interest Expense	$	-
f.	Interest Coverage Ratio (d/e)		___x

2. Minimum Allowed Amount -

F. MAXIMUM CAPITAL EXPENDITURES

1. Actual Amount:
   a. Capital Expenditures (Year-to-Date) $ -

2. Maximum Annual Allowed Amount $ 6,000

G. MAXIMUM FINANCE CONTRACTS

1. Actual Amount:
   a. Finance Contracts (Year-To-Date) $ -

2. Maximum Annual Allowed Amount $ 5,000

A. MAXIMUM OTHER UNSECURED INDEBTEDNESS

1.	Actual Amount	$__________
2.	Maximum Permitted Amount:	$3,000,000

B. SALES OF ASSETS

1. Actual Amount:

a.	Total amount of sales of assets in current fiscal year to date (See Schedule II for detail)	$__________

2.	Maximum Permitted Amount:	$5,000,000

C. SALES OF ASSETS BY APEX TRAILER LEASING & RENTALS, L.P. ("APEX")

1. Actual Amount:

a.	Total amount of sales of assets in current fiscal year to date (See Schedule II for detail)	$__________

2. Maximum Permitted Amount:

a.	Total Assets of APEX at end of prior fiscal year	$__________
b.	Intangible assets	–__________
c.	Tangible Assets of APEX at end of prior fiscal year	=$__________
		x 0.50
d.	Maximum Permitted Amount	=$__________

D. INVESTMENTS

For each new Investment pursuant to Section 6.3(D)(vii) of the Credit Agreement during the most recent fiscal quarter covered by this Certificate, complete the following:

1. Date and brief description of nature of new Investment:

____

____

2. Actual Amount:

a.	Amount of new Investment	$__________

	b.	Amount of existing Investments	+____________
	c.	Total Investments	=$____________
3.	Maximum Permitted Amount:		$5,000,000

E. LEASES

1.	Actual Amount of Leases:	$_________
2.	Maximum Permitted Amount:	$5,000,000

SCHEDULE II TO COMPLIANCE CERTIFICATE

Schedule of Compliance as of __________, ____

(Dollars in Thousands)

A. Sales of Assets

[List separate sales and amounts]		$____________
		____________
		____________
		____________
		____________
	Total	$____________

EXHIBIT B
TO MASTER AMENDMENT AGREEMENT

FORM OF POWER OF ATTORNEY

Reference is made to the Master Amendment Agreement, dated as of April 11, 2002 (the "Master Amendment") among APEX TRAILER LEASING & RENTALS, L.P., a Delaware limited partnership, as the Lessee (in such capacity, together with its permitted successors, the "Lessee"); WABASH NATIONAL CORPORATION, a Delaware corporation, as guarantor (the "Guarantor"); WABASH STATUTORY TRUST - 2000, a Connecticut statutory trust, as Lessor (together with its permitted successors and assigns, the "Lessor"); STATE STREET BANK AND TRUST COMPANY OF CONNECTICUT, NATIONAL ASSOCIATION, not in its individual capacity, except as set forth therein, but solely as Trustee (the "Trustee" and in its individual capacity, the "Trust Company"); the Institutions indicated in Schedule I to the Master Amendment as "Tranche A Lenders" (each, together with its permitted successors and assigns, a "Tranche A Lender," and together with the other Tranche A Lenders, the "Tranche A Lenders"), FLEET CAPITAL CORPORATION, a Rhode Island corporation ("Fleet Capital"), as the Tranche B Lender, in such capacity, together with its permitted successors and assigns, the "Tranche B Lender", and together with the Tranche A Lenders, the "Lenders"); FLEET CAPITAL, as the Owner Participant (in such capacity, together with its permitted successors and permitted assigns, the "Owner Participant", and together with the Lenders, the "Participants"); FLEET CAPITAL, as administrative agent for the Lenders (in such capacity, together with its permitted successors and assigns, the "Administrative Agent"); and FLEET CAPITAL, as collateral agent for the Lenders (in such capacity, together with its permitted successors and assigns, the "Collateral Agent"), and the Amended and Restated Equipment Lease, dated as of March 30, 2001 (the "Lease") between Lessor and Lessee pursuant to which Lessor has leased to Lessee certain Units of Equipment described in each Lease Supplement and consisting of vehicles subject to certificates of title registered in various states of the United States. Terms not otherwise defined herein shall have the meanings set forth in either (a) Appendix A to the Amended and Restated Participation Agreement, dated as of March 30, 2001 (the "Participation Agreement") among the Lessor, the Lessee, the Trustee, the Lenders, the Owner Participant, the Collateral Agent and the Administrative Agent, or (b) the Master Amendment.

Pursuant to Section 9.2 of the Lease, Lessee is required to deliver to the Collateral Agent, any and all necessary motor vehicle certificates of title with lien notations thereon with respect to each Unit of Equipment. In order to facilitate the sale of the Units of Equipment pursuant to the terms and conditions of the Lease, Collateral Agent is entering into this Limited Power of Attorney upon the terms and conditions set forth herein. Notwithstanding anything to the contrary contained in the Lease, until the earlier to occur of (i) a Lease Event of Default or (ii) a material adverse change in the business, financial condition or results of operations of Guarantor and its Subsidiaries taken as a whole in the reasonable discretion of Collateral Agent, the undersigned Fleet Capital Corporation, as Collateral Agent hereby grants to the President, the Treasurer and the Corporate

Controller from time to time of Wabash National Corporation, solely in its capacity as the general party of Apex Trailer Leasing & Rentals L.P., as Lessee, a Limited Power of Attorney to act as agent on behalf of the Lessor and Collateral Agent regarding procurement of and changes to certificates of title (including the notation of the lienholder thereon) with respect to the Units of Equipment in connection with all sales and other dispositions thereof expressly permitted and in accordance with the provisions of the Lease for a term not to exceed sixty (60) days after the Amendment Closing Date. Upon the earlier to occur of (a) the occurrence of an event described in clauses (i) and (ii) above, and (b) the expiration of the sixty (60) day term of this Limited Power of Attorney, this Limited Power of Attorney shall immediately cease and Lessee shall deliver or cause to be delivered to the Custodian each and every original certificate of title with respect to all Units of Equipment then subject to the Lease to the address of the Custodian without any further act or deed by Collateral Agent, Custodian or Lessor.

IN WITNESS WHEREOF, the undersigned has executed this **Limited Power of Attorney** as of April 11, 2002.

FLEET CAPITAL CORPORATION

By:____________________________________
Name: Robert E. Merrill
Title: Vice President

State of Rhode Island)
) ss.
County of)

I certify that I know or have satisfactory evidence that Robert E. Merrill signed this Limited Power of Attorney and acknowledged it to be his free and voluntary act and deed for the uses and purposes hereinabove mentioned.

Dated April __, 2002

____
Notary Public for said County and State

My Commission Expires:____________________

IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS EXHIBIT TO FORM 10-K IS BEING FILED IN PAPER PURSUANT TO A TEMPORARY HARDSHIP EXEMPTION.

WABASH NATIONAL CORPORATION

$50,000,000

9.66% Series A Senior Secured Notes due March 30, 2004

AMENDED AND RESTATED NOTE PURCHASE AGREEMENT

Dated as of April 12, 2002

TABLE OF CONTENTS

Page

Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, Indiana 47905

9.66% Series A Senior Secured Notes due March 30, 2004

Dated as of April 12, 2002

TO EACH OF THE PURCHASERS LISTED IN
THE ATTACHED SCHEDULE A:

Ladies and Gentlemen:

Wabash National Corporation, a Delaware corporation (the "*Company*"), agrees with you as set forth below. Reference is made to **Schedule B** attached hereto for capitalized terms used herein and not otherwise defined herein. References to a "**Schedule**" or an "**Exhibit**" are, unless otherwise specified, to a **Schedule** or an **Exhibit** attached to this Agreement.

SECTION 1. AMENDMENT AND RESTATEMENT; GUARANTIES; SECURITY.

Section 1.1 Amendment and Restatement of Note Purchase Agreement and Notes. The Purchasers and the Company are parties to those certain separate and several Note Purchase Agreements each dated as of January 31, 1996, as amended by the First Amendment dated as of March 1, 1998, the Second Amendment dated as of September 30, 1999, and the Third Amendment dated as of November 30, 2000 (as so amended, collectively, the "*Original Note Purchase Agreement*"), pursuant to which the Company authorized the issue and sale of, and the Purchasers purchased from the Company $50,000,000 aggregate principal amount of its 6.41% Series A Senior Notes due January 31, 2003 (the "*Original Notes*").

On the Closing (as defined below) the Company will amend and restate the Original Notes in the form of **Exhibit 1**. Reference in this Agreement to the "*Notes*" shall be a reference to the Original Notes as amended and restated in the form of **Exhibit 1** together with the applicable PIK Notes related thereto described below. On the Closing the Company will issue the PIK Notes in the form of **Exhibits 2** and **3** to you in accordance with the terms and provisions of **Section 4.11**. The Notes shall be substantially in the form set out in **Exhibits 1-3**, respectively, with such changes therefrom, if any, as may be approved by you and the Company.

The Company and the Purchasers now desire to amend and restate the Original Note Purchase Agreement and the Original Notes to, among other things, (a) amend certain covenants and related definitions, (b) provide for collateral to secure the obligations represented by the Notes and the Note Guaranty and (c) make certain other changes to the Original Note Purchase Agreement.

Section 1.2 *Guaranty*. The payment and performance obligations of the Company under and pursuant to the Original Note Purchase Agreement and the Original Notes are fully and unconditionally guaranteed by each of the Guarantors pursuant to the Note Guaranty dated as of September 30, 1999 (the *"Original Note Guaranty"*). The Purchasers have required as a condition to the execution and delivery of this Agreement that the Guarantors execute and deliver an Amended and Restated Note Guaranty dated the date hereof (the *"Note Guaranty"*) to the Purchasers under and pursuant to which the Guarantors shall fully and unconditionally guaranty the payment and performance obligations of the Company under this Agreement and the Notes.

Section 1.3 *Security for the Notes and Note Guaranty*. The Notes and the obligations of the Guarantors under the Note Guaranty shall be secured, equally and ratably with the other Secured Obligations, by the Collateral Documents.

Section 1.4 *Intercreditor Agreement*. The Collateral described in the Collateral Documents shall be held by Bank One, N.A., as Collateral Agent for the benefit of the Purchasers and the other Secured Parties pursuant to the Intercreditor Agreement.

SECTION 2. ISSUANCE AND EXCHANGE.

Section 2.1 *Issuance and Exchange of Notes*. Subject to the terms and conditions of this Agreement, the Company will issue the amended and restated Notes to each Purchaser upon surrender by it of the Original Notes for cancellation by the Company. Contemporaneously with entering into this Agreement, the Company is entering into separate Amended and Restated Note Purchase Agreements (the *"Other Agreements"*) identical with this Agreement with each of the other purchasers named in **Schedule A** (the *"Other Purchasers"*), providing for the issue and exchange, as the case may be, to each of the Other Purchasers of Notes in the principal amount specified opposite its name in **Schedule A**. Your obligation hereunder, and the obligations of the Other Purchasers under the Other Agreements, are several and not joint obligations, and you shall have no obligation under any Other Agreement and no liability to any Person for the performance or nonperformance by any Other Purchaser thereunder.

SECTION 3. CLOSING.

The issue and exchange of the Notes to be issued to you and the Other Purchasers shall occur at the offices of Schiff Hardin & Waite, 7200 Sears Tower, Chicago, Illinois 60606 at 10:00 a.m. Central time, at a closing (the *"Closing"*) on April 12, 2002 or on such other Business Day thereafter on or prior to April 15, 2002 as may be agreed upon by the Company and you and the Other Purchasers. If at the Closing the Company shall fail to tender such Notes to you as provided above in this **Section 3**, or any of the conditions specified in **Section 4** shall not have been fulfilled to your satisfaction, you shall, at your election, be relieved of all further obligations under this Agreement, without thereby waiving any rights you may have by reason of such failure or such nonfulfillment.

SECTION 4. CONDITIONS TO CLOSING.

Your obligation to exchange the Original Notes for the Notes to be issued to you at the Closing is subject to the fulfillment to your satisfaction, prior to or at the Closing, of the following conditions:

Section 4.1 Representations and Warranties.

The representations and warranties of the Company in this Agreement shall be correct when made and at the time of the Closing.

Section 4.2 Performance; No Default.

The Company shall have performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by it prior to or at the Closing and after giving effect to the issue and exchange of the Notes no Default or Event of Default shall have occurred and be continuing.

Section 4.3 Compliance Certificates.

(a) Officer's Certificate. The Company shall have delivered to you an Officer's Certificate, dated the date of the Closing, certifying that the conditions specified in **Sections 4.1, 4.2** and **4.9** have been fulfilled.

(b) Secretary's Certificate. The Company shall have delivered to you a certificate certifying as to the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery of the Notes and the Agreements.

Section 4.4 Opinions of Counsel.

You shall have received opinions in form and substance satisfactory to you, dated the date of the Closing (a) from Baker & Daniels, independent counsel for the Company, substantially in the form set forth in **Exhibit 4.4(a)** and covering such other matters incident to the transactions contemplated hereby as you or your counsel may reasonably request (and the Company hereby instructs its counsel to deliver such opinion to you), (b) from Baker & Daniels, special local counsel to the Company in connection with such transactions, substantially in the form set forth in **Exhibit 4.4(b)** with respect to the Lafayette Property and covering such other matters incident to such transactions as you may reasonably request (and the Company hereby instructs its counsel to deliver such opinion to you), and (c) from special counsel to the Collateral Agent substantially in the form set forth in **Exhibit 4.4(c)** .

Section 4.5 Exchange Permitted By Applicable Law, etc.

On the date of the Closing your exchange of Notes shall (i) be permitted by the laws and regulations of each jurisdiction to which you are subject, without recourse to provisions (such as Section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (ii) not violate any applicable law or regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the

Federal Reserve System) and (iii) not subject you to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof. If requested by you, you shall have received an Officer's Certificate certifying as to such matters of fact as you may reasonably specify to enable you to determine whether such exchange is so permitted.

Section 4.6 Exchange of Other Notes.

Contemporaneously with the Closing the Company shall issue to the Other Purchasers and the Other Purchasers shall surrender the Notes to be exchanged by them at the Closing as specified in **Schedule A**.

Section 4.7 Payment of Special Counsel Fees.

Without limiting the provisions of **Section 15.1**, the Company shall have paid on or before the Closing the fees, charges and disbursements of Schiff Hardin & Waite, your special counsel, incurred in connection with the preparation of this Agreement, the Other Agreements and matters incident thereto to the extent reflected in a statement of such counsel rendered to the Company (which statement may contain an estimate for fees, expenses and disbursements anticipated to be made) at least one Business Day prior to the Closing.

Section 4.8 Private Placement Number.

A new Private Placement number issued by Standard & Poor's CUSIP Service Bureau (in cooperation with the Securities Valuation Office of the National Association of Insurance Commissioners) shall have been obtained for the Notes.

Section 4.9 Changes in Corporate Structure.

Except as specified in **Schedule 4.9**, neither the Company nor any of its Subsidiaries shall have changed its respective jurisdiction of incorporation or been a party to any merger or consolidation and shall not have succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in **Schedule 5.5**.

Section 4.10 Collateral Documents; Related Transactions; Amendment Fee.

(a) Subject to the terms and provisions of **Section 9.14(b)**, each of the Collateral Documents shall have been duly executed and delivered in the respective forms thereof and shall be in full force and effect and all of the security interests granted thereunder shall be duly perfected to the satisfaction of your special counsel.

(b) The Credit Agreement and the Intercreditor Agreement shall have been duly executed and delivered by the parties thereto and all of the transactions contemplated thereby shall have been consummated to your satisfaction.

(c) The Series C-H Note Purchase Agreements and the Series I Note Purchase Agreement shall have been duly executed and delivered by the parties thereto and all of the transactions contemplated thereby shall have been consummated to your satisfaction.

(d) The Company shall have entered into definitive and binding documentation pertaining to, and closed on, the Permitted Receivables Transfer on terms and conditions satisfactory to you.

(e) The Company shall have closed on an amendment to the Fleet Lease Transaction on terms and conditions satisfactory to you.

(f) The Company shall have paid in cash an amendment fee to each of you in an amount equal to 0.50% of the aggregate principal amount of the Notes held by you.

(g) The Company shall have provided you written copies of any fee letter entered into among the Company and any Secured Party or the Administrative Agent relating to the transactions contemplated by this Agreement, the Credit Agreement and the Intercreditor Agreement other than fees paid to the Administrative Agent or Collateral Agent in their agent capacities.

Section 4.11 PIK Notes.

(a) The Company shall have issued to each holder of Notes a promissory note substantially in the form of **Exhibit 2** (each a *"Deferral Fee Note"* and collectively, the *"Deferral Fee Notes"*) which shall evidence the payment by the Company to each such holder of a deferral fee. The deferral fee evidenced by the Deferral Fee Note issued to each such holder shall accrue in the manner and bear interest at the interest rate set forth in the Deferral Fee Notes.

(b) The Company shall have issued to each Holder a promissory grid note in substantially the form of **Exhibit 3** (each a *"Make-Whole Note"* and collectively, the *"Make-Whole Notes"*) which shall evidence the payment by the Company to each such Holder of the applicable Make-Whole Amount upon the prepayment of the Notes in accordance with the terms and provisions of **Section 8.1(b)**. Interest on the Make-Whole Notes shall accrue monthly, shall be computed at a rate equal to 9.66% per annum and shall be added to the interest-bearing principal amount of the Make-Whole Notes.

Section 4.12 Consent of Other Creditors.

Any consents or approvals required to be obtained from any holder of any outstanding debt of the Company or any Guarantor and any amendments of agreements pursuant to which any debt may have been incurred by the Company or any Guarantor, which shall be necessary to permit the consummation of the transactions contemplated hereby or by the Restructuring Transaction shall have been obtained and all such consents, approvals or amendments shall be satisfactory in form and substance to you and your special counsel.

Section 4.13 Payment of Accrued Interest on all Notes.

The Company shall have paid to the Holders all unpaid and accrued interest to the date of Closing on the Notes.

Section 4.14 Proceedings and Documents.

All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory to you and your special counsel, and you and your special counsel shall have received all such counterpart originals or certified or other copies of such documents as you or they may reasonably request.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to you that:

Section 5.1 Organization; Power and Authority.

The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and is duly qualified as a foreign corporation and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement, the Other Agreements, the Collateral Documents and the Notes and to perform the provisions hereof and thereof.

Section 5.2 Authorization, etc.

This Agreement, the Other Agreements, the Collateral Documents and the Notes have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement and each Collateral Document constitutes, and upon execution and delivery thereof each Note will constitute a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.3 Disclosure.

Except as disclosed in **Schedule 5.3**, this Agreement, the documents, certificates or other writings delivered to you by or on behalf of the Company in connection with the transactions contemplated hereby, including, without limitation, the December 31, 2000 SEC Form 10-K (including all documents incorporated by reference therein), the March 31, 2001 SEC Form 10-Q, the June 30, 2001 SEC Form 10-Q and the September 30, 2001 SEC Form 10-Q of the Company and the financial statements listed in **Schedule 5.5**, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Except as expressly described in **Schedule 5.3**, or in one of the documents, certificates or other writings identified therein, or in the March 31, 2001, June 30, 2001 or September 30, 2001 SEC Forms 10-Q or in the financial statements listed in **Schedule 5.5**, since December 31, 2000, there has been no change in the financial condition, operations, business, properties or prospects of the Company or any of its Subsidiaries except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. There is no fact known to the Company that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the other documents, certificates and other writings delivered to you by or on behalf of the Company specifically for use in connection with the transactions contemplated hereby.

Section 5.4 Organization and Ownership of Shares of Subsidiaries.

(a) **Schedule 5.4** contains (except as noted therein) complete and correct lists (i) of the Company's Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each other Subsidiary; (ii) of the Company's Affiliates, other than Subsidiaries, and (iii) of the Company's directors and executive officers.

(b) All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in **Schedule 5.4** as being owned by the Company and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Company or another Subsidiary free and clear of any Lien (except as otherwise disclosed in **Schedule 5.4**).

(c) Each Subsidiary identified in **Schedule 5.4** is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

(d) No Subsidiary is a party to, or otherwise subject to any legal restriction or any agreement (other than this Agreement, the agreements listed on **Schedule 5.4** and customary limitations imposed by corporate law statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Company or any of its Subsidiaries that owns outstanding shares of capital stock or similar equity interests of such Subsidiary.

Section 5.5 Financial Statements.

The Company has delivered to each Purchaser copies of the financial statements of the Company and its Subsidiaries listed on **Schedule 5.5**. All of said financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates specified in such **Schedule** and the consolidated results of their operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments).

Section 5.6 Compliance with Laws, Other Instruments, etc.

The execution, delivery and performance by the Company of this Agreement, the Collateral Documents and the Notes will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other agreement or instrument to which the Company or any Subsidiary is bound or by which the Company or any Subsidiary or any of their respective properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any Subsidiary or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Subsidiary.

(a) The Notes and all other obligations under this Agreement of the Company are direct and secured obligations of the Company ranking *pari passu* with all of the other Secured Obligations of the Company (actual or contingent) other than as set forth in the Intercreditor Agreement.

Section 5.7 Governmental Authorizations, etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company of this Agreement, the Collateral Documents or the Notes.

Section 5.8 Litigation; Observance of Agreements, Statutes and Orders.

(a) Except as disclosed in **Schedule 5.8**, there are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary or any property of the Company or any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(b) Neither the Company nor any Subsidiary is in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable law, ordinance, rule or regulation (including without limitation Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 5.9 Taxes.

The Company and its Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not individually or in the aggregate Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company or a Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP. The Company knows of no basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Company and its Subsidiaries in respect of Federal, state or other taxes for all fiscal periods are adequate. The federal income tax liabilities of the Company and its Subsidiaries have been determined by the Internal Revenue Service and paid for all fiscal years up to and including the fiscal year ended December 31, 1996.

Section 5.10 Title to Property; Leases.

The Company and its Subsidiaries have good and sufficient title to their respective properties that individually or in the aggregate are Material (other than assets subject to Capitalized Leases), including all such properties reflected in the most recent audited balance sheet referred to in **Section 5.5** or purported to have been acquired by the Company or any Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement, except for those defects in title and Liens that, individually or in the aggregate, would not have a Material Adverse Effect. All leases that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

Section 5.11 Licenses, Permits, etc.

Except as disclosed in **Schedule 5.11**, (a) the Company and its Subsidiaries own, possess, are licensed or otherwise have the lawful right to use all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others, except for those conflicts that, individually or in the aggregate, would not have a Material Adverse Effect;

(b) to the best knowledge of the Company, no product of the Company or any of its Subsidiaries infringes in any material respect any license, permit, franchise, authorization, patent, copyright, service mark, trademark, trade name or other right owned by any other Person; and

(c) to the best knowledge of the Company, there is no Material violation by any Person of any right of the Company or any of its Subsidiaries with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by the Company or any of its Subsidiaries.

Section 5.12 Compliance with ERISA.

(a) The Company and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Company or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as would not be individually or in the aggregate have a Material Adverse Effect.

(b) The present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities. The term "benefit liabilities" has the meaning specified in Section 4001 of ERISA and the terms "current value" and "present value" have the meaning specified in Section 3 of ERISA.

(c) The Company and its ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under Section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material.

(d) The expected postretirement benefit obligation (determined as of the last day of the Company's most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by Section 4980B of the Code) of the Company and its Subsidiaries is not Material.

(e) The execution and delivery of this Agreement and the Collateral Documents and the issuance and exchange of the Notes hereunder will not involve any transaction that is subject to the prohibitions of Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975(c)(1)(A)-(D) of the Code. The representation by the Company in the first sentence of this **Section 5.12(e)** is made in reliance upon and subject to the accuracy of your representation in **Section 6.2** as to the sources of the funds used to pay the purchase price of the Notes purchased by you.

Section 5.13 Margin Regulations.

Margin stock (excluding any shares of Common Stock, par value $0.10 per share, of the Company which have been retired) does not constitute more than 25% of the value of the consolidated assets of the Company and its Subsidiaries and the Company does not have any present intention that margin stock will constitute more than 25% of the value of such assets. As used in this **Section**, the terms "margin stock" and "purpose of buying or carrying" shall have the meanings assigned to them in said Regulation U, but shall not include the shares of Common Stock.

Section 5.14 Existing Indebtedness; Existing Liens; Existing Investments.

(a) **Schedule 5.14** sets forth a complete and correct list of all (i) outstanding Indebtedness of the Company and its Subsidiaries representing an obligation to pay in excess of $50,000 as of December 31, 2001, (ii) Liens on property of the Company and its Subsidiaries as of December 31, 2001 and (iii) Investments of the Company and its Subsidiaries as of December 31, 2001. Neither the Company nor any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of the Company or such Subsidiary and no event or condition exists with respect to any Indebtedness of the Company or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b) Except as disclosed in **Schedule 5.14**, neither the Company nor any Subsidiary has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by **Section 10.2(c)**.

Section 5.15 Status under Certain Statutes.

Neither the Company nor any Subsidiary is subject to regulation under the Investment Company Act of 1940, as amended, the Public Utility Holding Company Act of 1935, as amended, the Interstate Commerce Act, as amended, or the Federal Power Act, as amended, except for Continental Transit Corp., a Subsidiary, which is subject to the Interstate Commerce Act, as amended.

Section 5.16 Environmental Matters.

Neither the Company nor any Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against the Company or any of its Subsidiaries or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect. Except as otherwise disclosed to you in writing:

(a) neither the Company nor any Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect;

(b) neither the Company nor any of its Subsidiaries has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them and has not disposed of any Hazardous Materials in a manner contrary to any Environmental Laws, in each case in any manner that could reasonably be expected to result in a Material Adverse Effect; and

(c) all buildings on all real properties now owned, leased or operated by the Company or any of its Subsidiaries are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

Section 5.17 Credit Agreement Representations.

The representations and warranties set forth in Article V of the Credit Agreement are hereby incorporated by reference herein as if such representations and warranties were set forth herein in full.

Section 5.18 Restructuring Fees.

Neither the Company nor any Subsidiary has agreed to or has paid any amendment fee, restructuring fee, default premium or fee or any other fee, premium or charge to any holder of Indebtedness in connection with the Restructuring Transaction other than (a) the fees and charges specifically set forth in the Wabash National Corporation Proposal for Debt Restructure letter dated April 1, 2002, (b) the fees, costs and expenses specifically provided for in the Master Amendment dated as of the Closing to certain of the Fleet Lease Transaction documentation, (c) the extension fee paid to National City Leasing Corporation in connection with the extension of the National City Lease Transaction and (d) fees paid to the Administrative Agent or the Collateral Agent solely in their respective capacities as Administrative Agent or Collateral Agent. The Company and its Subsidiaries have disclosed to the Holders all written fee letters or other agreements regarding the payment of the fees and charges described in this **Section 5.18** paid to or agreed to in connection with the Restructuring Transaction other than those fees described in clause (d) above.

SECTION 6. REPRESENTATIONS OF THE PURCHASER.

Section 6.1 Purchase for Investment.

You represent that you purchased the Notes for your own account or for one or more separate accounts maintained by you or for the account of one or more pension or trust funds managed by you and not with a view to the distribution thereof, provided that the disposition of your or their property shall at all times be within your or their control. You understand that the Notes have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that the Company is not required to register the Notes.

Section 6.2 *Source of Funds.*

You represent that at least one of the following statements is an accurate representation as to each source of funds (a *"Source"*) which was used by you to pay the purchase price of the Notes purchased by you:

(a) if you are an insurance company, the Source does not include assets allocated to any separate account maintained by you in which any employee benefit plan (or its related trust) has any interest; or

(b) if you are an insurance company, the source is your "insurance company general account" (as such term is defined under Section V of the United States Department of Labor's Prohibited Transaction Class Exemption ("*PTCE*") 95-60), and as of the date of the purchase of the Notes you satisfy all of the applicable requirements for relief under Sections I and IV of PTCE 95-60; or

(c) the Source is either (i) an insurance company pooled separate account, within the meaning of Prohibited Transaction Exemption ("*PTE*") 90-1 (issued January 29, 1990), or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 (issued July 12, 1991) and, except as you have disclosed to the Company in writing pursuant to this paragraph (c), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(d) the Source constitutes assets of an "investment fund" (within the meaning of Part V of the QPAM Exemption) managed by a "qualified professional asset manager" or "QPAM" (within the meaning of Part V of the QPAM Exemption), no employee benefit plan's assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section V(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the QPAM (applying the definition of "control" in Section V(e) of the QPAM Exemption) owns a 5% or more interest in the Company and (i) the identity of such QPAM and (ii) the names of all employee benefit plans whose assets are included in such investment fund have been disclosed to the Company in writing pursuant to this paragraph (d); or

(e) the Source is a governmental plan; or

(f) the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this paragraph (f); or

(g) the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

(h) As used in this **Section 6.2**, the terms "employee benefit plan", "governmental plan", "party in interest" and "separate account" shall have the respective meanings assigned to such terms in Section 3 of ERISA.

SECTION 7. INFORMATION AS TO COMPANY.

Section 7.1 Financial and Business Information.

(a) *Financial Reporting.* The Company shall furnish to each Holder that is an Institutional Investor:

(i) *Monthly Reports.* As soon as practicable and in any event within thirty (30) days after the end of each monthly accounting period of the Company (other than those monthly periods which are the last month in a fiscal quarter or fiscal year which reports for such periods shall be delivered within the time period specified in **Sections 7.1(a)(ii)** and **7.1(a)(iii)**, respectively), the consolidated balance sheet of the Company and its Subsidiaries as of the end of such period, and the related consolidated statements of income and cash flows for the period commencing at the end of the previous fiscal year and ending with the end of such period setting forth in each case in comparative form the corresponding figures for the corresponding date or period of the preceding fiscal year, all in reasonable detail and duly certified (subject to year-end audit adjustments) by the chief financial officer or treasurer of the Company as having been prepared in accordance with GAAP, together with a certificate of the chief financial officer or treasurer of the Company on behalf of the Company stating that no Default or Event of Default has occurred and is continuing or, if a Default or Event of Default has occurred and is continuing, a statement setting forth the details thereof and the action which the Company has taken and proposes to take with respect thereto;

(ii) *Quarterly Reports.* As soon as practicable, and in any event within forty-five (45) days (or such shorter period of time as is required by the Commission for delivery of quarterly financial statements) after the end of each of the first three fiscal quarters in each fiscal year, the consolidated and consolidating balance sheet of the Company and its Subsidiaries as at the end of such period and the related consolidated and consolidating statements of income and cash flows of the Company and its Subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, certified by the chief financial officer or treasurer of the Company on behalf of the Company as fairly presenting in all material respects the consolidated and consolidating financial position of the Company and its Subsidiaries as at the dates indicated and the results of their operations and cash flow for the periods indicated in accordance with GAAP, subject to normal year end adjustments. Delivery within the time period specified above of copies of the Company's Quarterly Report on

Form 10-Q prepared in compliance with the requirements therefor and filed with the Commission shall be deemed to satisfy the requirements of this **Section 7.1(a)(ii)**;

(iii) *Annual Reports.* As soon as practicable, and in any event within ninety (90) days (or such shorter period of time as is required by the Commission for delivery of annual financial statements) after the end of each fiscal year (including the fiscal year ended on or about December 31, 2001), (a) the consolidated and consolidating balance sheet of the Company and its Subsidiaries as at the end of such fiscal year and the related consolidated and consolidating statements of income, stockholders' equity and cash flows of the Company and its Subsidiaries for such fiscal year and, in comparative form the corresponding figures for the previous fiscal year and (b) an audit report on the items (other than the consolidating financial statements) listed in **clause (a)** hereof of independent certified public accountants of recognized national standing, which audit report shall be unqualified and shall state that such financial statements fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as at the dates indicated and the results of their operations and cash flows for the periods indicated in conformity with GAAP and that the examination by such accountants in connection with such consolidated financial statements has been made in accordance with generally accepted auditing standards. Delivery within the time period specified above of the Company's Annual Report on Form 10-K for such fiscal year (together with the Company's annual report to shareholders, if any, prepared pursuant to Rule 14a-3 under the Securities Exchange Act of 1934) prepared in accordance with the requirements therefor and filed with the Commission shall be deemed to satisfy the foregoing requirements of this **Section 7.1(a)(iii)**, *provided* that the auditors' report contained therein satisfies the requirements specified in **clause (b)** above. The deliveries made pursuant to this **clause (iii)** shall be accompanied by a certificate of such accountants that, in the course of their examination necessary for their certification of the foregoing, they have obtained no knowledge of any Default or Event of Default, or if, in the opinion of such accountants, any Default or Event of Default shall exist, stating the nature and status thereof;

(iv) *Officer's Certificate.* Together with each delivery of any financial statement pursuant to **clauses (i), (ii)** and **(iii)** of this **Section 7.1(a)**, (a) an Officer's Certificate of the Company, substantially in the form of **Exhibit 7.1(a)** attached hereto and made a part hereof, stating that no Default or Event of Default exists, or if any Default or Event of Default exists, stating the nature and status thereof and (b) a Compliance Certificate, substantially in the form of **Exhibit 7.1(b)** attached hereto and made a part hereof, signed by the Company's chief financial officer or treasurer, setting forth (1) calculations which demonstrate compliance with the provisions of **Section 10** and (2) in the case of a Compliance Certificate accompanying the financial statements delivered pursuant to **Section 7.1(a)(ii)**, a detailed description and calculation of the Excess Cash Flow for the applicable fiscal quarter then ended;

(v) *Valuations and Appraisals.* By no later than such date as the Collateral Agent may specify, such valuations, appraisals and certificates (all costs and expenses with respect to which shall be for the account of the Company) as the Collateral Agent may require with respect to the value of the Collateral, the financial condition and insurance coverage of the Company and its Subsidiaries and the material Contingent Obligations of the Company and its Subsidiaries in compliance with the terms of **Section 9.14(b)**; and

(vi) *Other Information.* Promptly, such other information respecting the business, properties operations or financial condition of the Company or any of its Subsidiaries, or the Collateral, including, without limitation, schedules identifying and describing the Collateral and any dispositions thereof, as any Holder may from time to time reasonably request.

(b) *Notice of Default.* Promptly upon any of the chief executive officer, chief operating officer, chief financial officer, treasurer or controller of the Company obtaining knowledge (i) of any condition or event which constitutes a Default or Event of Default, or becoming aware that any Holder has given any written notice with respect to a claimed Default or Event of Default under this Agreement, or (ii) that any Person has given any written notice to the Company or any Subsidiary of the Company or taken any other action with respect to a claimed default or event or condition of the type referred to in **Section 11(e)**, deliver to the Holders an Officer's Certificate specifying (a) the nature and period of existence of any such claimed default, Default, Event of Default, condition or event, (b) the notice given or action taken by such Person in connection therewith, and (c) what action the Company has taken, is taking and proposes to take with respect thereto.

(c) *Lawsuits.* (i) Promptly upon the Company obtaining knowledge of the institution of, or written threat of, any action, suit, proceeding, governmental investigation or arbitration against or affecting the Company or any of its Subsidiaries or any property of the Company or any of its Subsidiaries not previously disclosed pursuant to **Section 5.8**, which action, suit, proceeding, governmental investigation or arbitration exposes, or in the case of multiple actions, suits, proceedings, governmental investigations or arbitrations arising out of the same general allegations or circumstances which expose, in the Company's reasonable judgment, the Company or any of its Subsidiaries to liability in an amount aggregating $1,000,000 or more (exclusive of claims covered by insurance policies of the Company or any of its Subsidiaries unless the insurers of such claims have disclaimed coverage or reserved the right to disclaim coverage on such claims and exclusive of claims covered by the indemnity of a financially responsible indemnitor in favor of the Company or any of its Subsidiaries (unless the indemnitor has disclaimed or reserved the right to disclaim coverage thereof)), give written notice thereof to the Holders and provide such other information as may be reasonably available to enable each Holder and its counsel to evaluate such matters; and (ii) in addition to the requirements set forth in **clause (i)** of this **Section 7.1(c)**, upon request of the Required Holders, promptly give written notice of the status of any action, suit, proceeding, governmental investigation or arbitration covered by a report delivered pursuant to **clause (i)** above and provide such other information as may be reasonably available to it that would not result in loss of any attorney-client privilege by disclosure to the Holders to enable each Holder and its counsel to evaluate such matters.

(d) *Material Developments.* Promptly and in any event within three (3) calendar days after the Company obtaining knowledge of the occurrence of any development in the business or affairs of the Company or any of its Subsidiaries which has resulted in or, which is likely in the reasonable judgment of the Company to result in, a Material Adverse Effect, or affects the value of, or the Collateral Agent's interest in, the Collateral, taken as a whole, in any material respect, deliver to the Holders a statement of the chief financial officer or treasurer of the Company setting forth details of each such development and the action which the Company or such Subsidiary, as the case may be, has taken and proposes to take with respect thereto.

(e) *ERISA Notices*. Deliver or cause to be delivered to the Holders, at the Company's expense, the following information and notices as soon as reasonably possible, and in any event:

(i) (x) within ten (10) Business Days after the Company obtains knowledge that a Termination Event has occurred, a written statement of the chief financial officer of the Company describing such Termination Event and the action, if any, which the Company has taken, is taking or proposes to take with respect thereto, and when known, any action taken or threatened by the IRS, DOL or PBGC with respect thereto and (y) within ten (10) Business Days after any member of the Controlled Group obtains knowledge that a Termination Event has occurred which could reasonably be expected to subject the Company to liability in excess of $1,000,000, a written statement of the chief financial officer of the Company describing such Termination Event and the action, if any, which the member of the Controlled Group has taken, is taking or proposes to take with respect thereto, and when known, any action taken or threatened by the IRS, DOL or PBGC with respect thereto;

(ii) within ten (10) Business Days after the Company or any of its Subsidiaries obtains knowledge that a non-exempt prohibited transaction (as defined in ERISA and the Code) has occurred, a statement of the chief financial officer of the Company describing such transaction and the action which the Company or such Subsidiary has taken, is taking or proposes to take with respect thereto;

(iii) within ten (10) Business Days after the Company or any of its Subsidiaries receives notice of any unfavorable determination letter from the IRS regarding the qualification of a Plan under Section 401(a) of the Code, copies of each such letter;

(iv) within ten (10) Business Days after the filing thereof with the IRS, a copy of each funding waiver request filed with respect to any Benefit Plan and all communications received by the Company or a member of the Controlled Group with respect to such request;

(v) within ten (10) Business Days after receipt by the Company or any member of the Controlled Group of the PBGC's intention to terminate a Benefit Plan or to have a trustee appointed to administer a Benefit Plan, copies of each such notice;

(vi) within ten (10) Business Days after receipt by the Company or any member of the Controlled Group of a notice from a Multiemployer Plan regarding the imposition of withdrawal liability, copies of each such notice;

(vii) within ten (10) Business Days after the Company or any member of the Controlled Group fails to make a required installment or any other required payment under Section 412 of the Internal Revenue Code on or before the due date for such installment or payment, a notification of such failure; and

(viii) within ten (10) Business Days after the Company or any member of the Controlled Group knows or has reason to know that (a) a Multiemployer Plan has been terminated, (b) the administrator or plan sponsor of a Multiemployer Plan intends to terminate a

Multiemployer Plan, or (c) the PBGC has instituted or will institute proceedings under Section 4042 of ERISA to terminate a Multiemployer Plan.

For purposes of this **Section 7.1(e)**, the Company, any of its Subsidiaries and any member of the Controlled Group shall be deemed to know all facts known by the Administrator of any Plan of which the Company or any member of the Controlled Group or such Subsidiary is the plan sponsor.

(f) *Other Reports.* Deliver or cause to be delivered to the Holders copies of all financial statements, reports and notices, if any, sent or made available generally by the Company to owners of ownership, membership or other equity interests in the Company or filed with the Commission by the Company, all press releases made available generally by the Company or any of the Company's Subsidiaries to the public concerning material developments in the business of the Company or any such Subsidiary and all notifications received from the Commission by the Company or its Subsidiaries pursuant to the Securities Exchange Act and the rules promulgated thereunder.

(g) *Environmental Notices.* As soon as possible and in any event within ten (10) days after receipt by the Company or any of its Subsidiaries, a copy of (i) any notice or claim to the effect that the Company or any of its Subsidiaries is or may be liable to any Person as a result of the Release by the Company, any of its Subsidiaries, or any other Person of any Contaminant into the environment, and (ii) any notice alleging any violation of any Environmental, Health or Safety Requirements of Law by the Company or any of its Subsidiaries if, in either case, such notice or claim relates to an event which could reasonably be expected to subject the Company or any of its Subsidiaries to liability in excess of $5,000,000.

(h) *Other Information.* Promptly upon receiving a request therefor from any Holder, prepare and deliver to the Holders such other information with respect to the business, Property, prospects, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries as from time to time may be reasonably requested by any Holder.

Section 7.2 Inspection.

The Company shall permit the representatives of each holder of Notes that is an Institutional Investor:

(a) No Default -- if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the affairs, finances and accounts of the Company and its Subsidiaries with the Company's officers, and (with the consent of the Company, which consent will not be unreasonably withheld) its independent public accountants, and (with the consent of the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the Company and each Subsidiary, all at such reasonable times and as often as may be reasonably requested in writing; and

(b) Default -- if a Default or Event of Default then exists, at the expense of the Company to visit and inspect any of the offices or properties of the Company or any Subsidiary, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants (and by this provision the Company authorizes said accountants to discuss the affairs, finances and accounts of the Company and its Subsidiaries), all at such times and as often as may be requested.

Section 7.3 Information Required by Rule 144A.

The Company covenants that it will upon the request of the holder of any Note, provide such holder, and any qualified institutional buyer designated by such holder, such financial and other information as such holder may reasonably determine to be necessary in order to permit compliance with the information requirements of Rule 144A under the Securities Act in connection with the resale of Notes, except at such times as the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. For the purpose of this **Section 7.5**, the term "qualified institutional buyer" shall have the meaning specified in Rule 144A under the Securities Act.

SECTION 8. PREPAYMENT OF THE NOTES.

Section 8.1 Required Prepayments.

(a) On the last day of each month commencing with April 30, 2002 through and including December 31, 2002, the Company will prepay the Notes in an aggregate principal amount equal to the product of the Series A Note Principal Allocation times $1,166,667, together with the Make-Whole Amount payable with respect thereto; *provided* that no portion of such prepayment shall be applied to any Deferral Fee Note or Make-Whole Note.

(b) On the last day of each month commencing with January 31, 2003 through December 31, 2003, the Company will prepay the Notes in an aggregate principal amount equal to the product of the Series A Note Principal Allocation times $4,958,333, together with the Make-Whole Amount payable with respect thereto; *provided* that no portion of such prepayment shall be applied to any Deferral Fee Note or Make-Whole Note.

(c) Within three Business Days after the each of each fiscal quarter of the Company (commencing with the fiscal quarter ending on June 30, 2002), the Company will prepay the Notes in an aggregate principal amount equal to the product of the Series A Note Principal Allocation times the Excess Cash Flow if positive, for such quarter, together with the Make-Whole Amount payable with respect; *provided* that no portion of such prepayment shall be applied to any Deferral Fee Note or Make-Whole Note.

(d) All prepayments made under and pursuant to this **Section 8.1** shall be applied in accordance with the terms and provisions of **Section 8.3**. All amounts of Make-Whole Amount due and payable with respect to such prepayments shall be added to the outstanding principal amount of the Make-Whole Notes and an appropriate entry on the grid attached thereto shall be made by each holder of such Make-Whole Notes.

Section 8.2 Optional Prepayments with Make-Whole Amount.

The Company may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Notes (other than the Deferral Fee Notes and the Make-Whole Notes unless all other Notes are paid in full at such time), at 100% of the principal amount so prepaid, plus the Make-Whole Amount determined for the prepayment date with respect to such principal amount. The Company will give each holder of Notes written notice of each optional prepayment under this **Section 8.2** not less than 30 days and not more than 60 days prior to the date fixed for such prepayment. Each such notice shall specify such date, the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with **Section 8.3**), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. Two Business Days prior to such prepayment, the Company shall deliver to each holder of Notes a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date. The Company shall, on or before the day on which it gives written notice of prepayment pursuant to this **Section 8.2**, give telephonic notice of the principal amount of the Notes to be prepaid and the prepayment date to each Institutional Investor which shall have designated a recipient of such notices in **Schedule A** attached hereto or by notice in writing to the Company.

Section 8.3 Allocation of Partial Prepayments.

In the case of each partial prepayment of the Notes pursuant to **Section 8.1** or **8.2**, the principal amount of the Notes to be prepaid shall be allocated among all of the Notes (not counting the Make-Whole Notes and the Deferral Fee Notes) at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment; *provided* that all such partial prepayments shall be applied against the principal amount of the Notes scheduled to become due in the inverse order of maturity thereof.

Section 8.4 Maturity; Surrender, etc.

In the case of each prepayment of Notes pursuant to this **Section 8**, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment, together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount, if any. From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue. Any Note paid or prepaid in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

Section 8.5 Purchase of Notes.

The Company will not and will not permit any Affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes. The Company will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment, prepayment or purchase of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

Section 8.6 Make-Whole Amount.

The term *"Make-Whole Amount"* means, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, provided that the Make-Whole Amount may in no event be less than zero. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

"*Called Principal*" means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to **Sections 8.1 or 8.2** or has become or is declared to be immediately due and payable pursuant to **Section 12.1**, as the context requires.

"*Discounted Value*" means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

"*Reinvestment Yield*" means, with respect to the Called Principal of any Note, 50 basis points over the yield to maturity implied by (i) the yields reported, as of 10:00 A.M. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as "Page PX1" on the Bloomberg Financial Markets Services Screen (or such other display as may replace Page PX1 on the Bloomberg Financial Markets Services Screen) for actively traded U.S. Treasury securities having a maturity closest to the Remaining Average Life of such Called Principal as of such Settlement Date, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable, the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H. 15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. Such implied yield will be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between (1) the actively traded U.S. Treasury security with the duration closest to and greater than the Remaining

Average Life and (2) the actively traded U.S. Treasury security with the duration closest to and less than the Remaining Average Life.

"*Remaining Average Life*" means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

"*Remaining Scheduled Payments*" means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, *provided* that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to **Section 8.1, 8.2** or **12.1**.

"*Settlement Date*" means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to **Section 8.1 or 8.2** or has become or is declared to be immediately due and payable pursuant to **Section 12.1**, as the context requires.

Notwithstanding anything to the contrary contained herein or in the Notes, for purposes of computing any Make-Whole Amount under this Agreement, (1) the "scheduled due date" of the Called Principal of the Notes shall be deemed to be January 31, 2003 and (2) all Remaining Scheduled Payments on the Notes shall be determined on the assumption that the interest rates borne by the Notes is 6.41% per annum.

SECTION 9. AFFIRMATIVE COVENANTS.

The Company covenants that from and after the date of the Closing and continuing so long as any of the Notes are outstanding:

Section 9.1 Existence, Etc.

Except with respect to the inactive Subsidiaries identified on **Schedule 9.1** hereto, the Company shall, and shall cause each of its Subsidiaries to, at all times maintain its existence and preserve and keep, or cause to be preserved and kept, in full force and effect its rights and franchises material to its businesses, and except that any Subsidiary of the Company may merge with or liquidate into the Company or any other Subsidiary of the Company, *provided* that the surviving entity expressly assumes any liabilities, if any, of any of such Subsidiaries with respect to the Obligations pursuant to an assumption agreement reasonably satisfactory to the Required Holders and *provided further* that the consolidated net worth of the surviving corporation is not less than the consolidated net worth of the Subsidiary with any liability with respect to the Obligations immediately prior to such merger. The Holders acknowledge that the Company intends to, and the Company hereby agrees to, legally dissolve by no later than sixty (60) days after the Closing the inactive Subsidiaries identified on **Schedule 9.1** hereto, and the Holders expressly consent to such dissolution.

Section 9.2 Powers.

The Company shall, and shall cause each of its Subsidiaries to, qualify and remain qualified to do business in each jurisdiction in which the nature of its business requires it to be so qualified and where the failure to be so qualified will have or is reasonably likely to have a Material Adverse Effect.

Section 9.3 Compliance with Laws, Etc.

The Company shall, and shall cause its Subsidiaries to, (a) comply with all Requirements of Law and all restrictive covenants affecting such Person or the business, properties, assets or operations of such Person, and (b) obtain as needed all permits, licenses and franchises necessary for its operations and maintain such permits in good standing unless failure to comply or obtain could not reasonably be anticipated to have a Material Adverse Effect.

Section 9.4 Payment of Taxes and Claims.

The Company shall pay, and cause each of its Subsidiaries to pay, (a) all taxes, assessments and other governmental charges imposed upon it or on any of its properties or assets or in respect of any of its franchises, business, income or property before any penalty or interest accrues thereon, and (b) all claims (including, without limitation, claims for labor, services, materials and supplies) for sums which have become due and payable and which by law have or may become a Lien (other than a Lien permitted by **Section 10.2(c)**) upon any of the Company's or such Subsidiary's property or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; *provided, however*, that no such taxes, assessments and governmental charges referred to in **clause (a)** above or claims referred to in **clause (b)** above (and interest, penalties or fines relating thereto) need be paid if being contested in good faith by appropriate proceedings diligently instituted and conducted and if such reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor; and *provided further* that no Default or Event of Default shall arise or occur with respect to this **Section 9.4** unless unpaid taxes, assessments, governmental charges and claims (other than those being contested pursuant to the preceding proviso) exceed $1,000,000 in the aggregate.

Section 9.5 Intentionally Omitted.

Section 9.6 Inspection of Property; Books and Records; Discussions.

In addition to the provisions set forth in **Section 7.2,** the Company shall permit, and cause each of the Company's Subsidiaries to permit, (a) any authorized representative(s) designated by any Holder to visit and inspect any of the properties of the Company or any of its Subsidiaries, to examine, audit, check and make copies of their respective financial and accounting records, books, journals, orders, receipts and any correspondence and other data relating to their respective businesses or the transactions contemplated hereby (including, without limitation, in connection with environmental compliance, hazard or liability), and to discuss their affairs, finances and accounts with their directors, officers, employees and independent certified public accountants, and (ii) permit the Collateral Agent or any of its agents or representatives to conduct a comprehensive field audit of its books, records, properties and assets, including without limitation, the Collateral, all upon reasonable notice, at such reasonable times during normal business hours, as often as may be reasonably requested and at the cost and expense of the Company; *provided, however,* so long as no Event of Default has occurred and is continuing, the Collateral Agent shall conduct no more than one (1) such comprehensive field audit during any twelve (12) month period and the reimbursable cost associated therewith shall not exceed $15,000. The Company shall keep and maintain, and cause each of the Company's Subsidiaries to keep and maintain, in all material respects, proper books of record and account in which entries in conformity with GAAP shall be made of all dealings and transactions in relation to their respective businesses and activities. If a Default has occurred and is continuing, the Company, upon the request of the Required Holders, shall turn over any such records to the Holders or their representatives.

Section 9.7 ERISA Compliance.

The Company shall, and shall cause each of the Company's Subsidiaries and ERISA Affiliates to, establish, maintain and operate all Plans to comply in all material respects with the provisions of ERISA, the Code, all other applicable laws, and the regulations and interpretations thereunder and the respective requirements of the governing documents for such Plans.

Section 9.8 Maintenance of Properties; Insurance.

The Company shall maintain, preserve and protect all Property that is material to the conduct of the business of the Company or any of its Subsidiaries and keep such Property in good repair, working order and condition and from time to time make, or cause to be made all needful and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith may be properly conducted at all times in accordance with customary and prudent business practices for similar businesses; and maintain in full force and effect insurance with responsible and reputable insurance companies or associations in such amounts, on such terms and covering such risks, including fire and other risks insured against by extended coverage, as is usually carried by companies engaged in similar businesses and owning similar properties similarly situated and maintain in full force and effect public liability insurance, insurance against claims for personal injury or death or property damage occurring in connection with any of its activities or any properties owned, occupied or controlled by it, in such amounts as it shall reasonably deem necessary, and maintain such other insurance as may be required by law. The Company shall deliver to the Collateral Agent, by no later than thirty (30) days after the Closing, endorsements (y) to all "All Risk" physical damage insurance policies on all of the Company's and its Subsidiaries' tangible personal property and assets and business interruption insurance policies naming the Collateral Agent as loss payee, and (z) to all general liability and other liability policies naming the Collateral Agent and each Holder as an additional insured. In the event the Company or any of its Subsidiaries, at any time or times hereafter shall fail to obtain or maintain any of the policies of insurance required herein or to pay any premium in whole or in part relating thereto, then the Collateral Agent, without waiving or releasing any obligations or resulting Default hereunder, may at any time or times thereafter (but shall be under no obligation to do so) obtain and maintain such policies of insurance and pay such premiums and take any other action with respect thereto which the Collateral Agent deems advisable.

Section 9.9 Environmental Compliance.

The Company and its Subsidiaries shall comply with all Environmental, Health or Safety Requirements of Law, except where noncompliance will not have or is not reasonably likely to subject the Company and its Subsidiaries to liability, individually or in the aggregate, in excess of $5,000,000 (excluding amounts covered by indemnity claims that are not in dispute).

Section 9.10 Foreign Employee Benefit Compliance.

The Company shall, and shall cause each of its Subsidiaries and ERISA Affiliates to, establish, maintain and operate all Foreign Employee Benefit Plans to comply in all material respects with all laws, regulations and rules applicable thereto and the respective requirements of the governing documents for such Plans, except for failures to comply which, in the aggregate, would not result in liability in excess of $1,000,000.

Section 9.11 Maintenance of Rights.

The Company shall obtain and maintain, and shall cause each of its Subsidiaries to obtain and maintain, in full force and effect all licenses, franchises, permits other similar rights necessary for the operation of its business, except where the failure to obtain or maintain such rights does not have and could not reasonably be expected to have a Material Adverse Effect.

Section 9.12 Conduct of Business.

Subject to **Sections 9.1(a)** and **10.2(h)**, the Company will continue, and will cause each Subsidiary to continue, to engage primarily in the material lines of business which the Company and its Subsidiaries operate, respectively, as of the Closing.

Section 9.13 Subsidiary Documentation.

As soon as practicable and in any event within 30 days after any Person becomes a Domestic Subsidiary of the Company, the Company shall cause each such Person to execute and deliver a Note Guaranty to the Holders and Collateral Documents to the Collateral Agent and to deliver or cause to be delivered to the Holders (in the case of a Note Guaranty) and the Collateral Agent (in the case of any Collateral Documents) all related documentation with respect to the execution and delivery of such Note Guaranty and Collateral Documents by such Person that the Holders or Collateral Agent may reasonably request, including, without limitation, certified resolutions, incumbency certificates, organizational documents and legal opinions.

Section 9.14 Collateral Documents; Post-Closing Real Estate Covenants.

(a) The Company shall execute or cause to be executed:

(1) on or prior to the Closing, (i) the Security Agreement, (ii) one or more Pledge Agreements with respect to all of the Capital Stock owned by the Company and its Domestic Subsidiaries of each of the Domestic Subsidiaries in existence on the Closing, (iii) a Mortgage from the title owner of the Lafayette Property with respect to the Lafayette Property and (iv) such vehicle title applications (other than with respect to vehicles subject to the Fleet Lease Transaction and the National City Lease Transaction) as the Collateral Agent may request, accompanied by the relevant vehicle titles and fees to be filed with the applicable Governmental Authorities to reflect the Collateral Agent as lienholder;

(2) (i) within five (5) Business Days after any Subsidiary becoming a Domestic Subsidiary, a Pledge Agreement (or supplement thereto) with respect to all of the Capital Stock of such Subsidiary owned by the Company and its Domestic Subsidiaries and (ii) within thirty (30) days after any Subsidiary becoming a First Tier Foreign Subsidiary, a pledge agreement (or supplement thereto) or share mortgage in favor of the Collateral Agent for the benefit of the Secured Parties with respect to the lesser of (x) 100% (or, in respect of any First Tier Foreign Subsidiary, 65% so long as a 100% pledge would cause such First Tier Foreign Subsidiary's accumulated and undistributed earnings and profits to be deemed to be repatriated to the Company or a Domestic Subsidiary for U.S. federal income tax purposes) of all the outstanding Capital Stock of each First Tier Foreign Subsidiary and (y) all of the outstanding Capital Stock of each First Tier Foreign Subsidiary currently or hereafter owned by the Company and its Domestic Subsidiaries; and provided that no such pledge of the Capital Stock of a First Tier Foreign Subsidiary shall be required hereunder to the extent such pledge is prohibited by applicable law or the Collateral Agent and its counsel reasonably determine that such pledge would not provide material Collateral for the benefit of the Secured Parties pursuant to legally binding, valid and enforceable Pledge Agreements;

(3) within five (5) Business Days after any Subsidiary becoming a Guarantor, a supplement to the Security Agreement (in the form attached thereto), and the other documents required by the Collateral Agent in connection therewith;

(4) within thirty (30) days after the Company or any Domestic Subsidiary acquires any fee interest in real property, a Mortgage executed by such acquiring Person, accompanied by such title reports, title insurance, surveys, appraisals and environmental reports (collectively, "*Real Estate Instruments*") as are requested by the Collateral Agent (*provided* that the foregoing shall not apply to any real property that is (1) or is expected to be the subject of the SunTrust Sale Leaseback or (2) identified on **Schedule 10.2(b)** hereto);

(5) within ten (10) days after any Loan Party acquires an ownership interest in any vehicle and other item of rolling stock subject to a certificate of title law, to the extent so required by the Collateral Agent, an appropriate vehicle title application (other than with respect to vehicles subject to the Fleet Lease Transaction and the National City Lease Transaction) accompanied by the relevant vehicle title and fee to be filed with the applicable Governmental Authority to reflect the Collateral Agent as lienholder with respect to such vehicle or other item of rolling stock;

and the Company shall deliver to the Collateral Agent all such Pledge Agreements, Note Guarantees and other Collateral Documents, together with appropriate corporate resolutions and other documentation (including opinions, UCC financing statements, real estate title insurance policies, environmental reports, the stock certificates representing the Capital Stock subject to such pledge, stock powers with respect thereto executed in blank, and such other documents as shall be reasonably requested to perfect the Lien of such pledge) in each case in form and substance reasonably satisfactory to the Collateral Agent; provided that, with respect to the pledge of Capital Stock in First Tier Foreign Subsidiaries in existence on the date hereof and vehicles and real estate owned by the Company or any of its Domestic Subsidiaries on the date hereof, such relevant Pledge Agreements, vehicle title applications and Real Estate Instruments are required to be delivered hereunder at the times and in the manner required in writing by the Holders.

(b) In addition to the terms and provisions of **Section 9.14(a)**, the Company shall, and shall cause its Subsidiaries to, within the time periods set forth below (to the extent such actions have not occurred on or prior to the Closing), cause the following to occur:

(1) with respect to the Layfayette Property: (a) within seven (7) days of the Closing, deliver an executed Mortgage and record and/or file such Mortgage with the local recorder of deeds/registrar of titles; (b) within seven (7) days of the Closing, deliver a Lender's 1970 ALTA form of title insurance policy (or executed Pro-Forma thereof) in favor of the Collateral Agent in the amount of the net book value of the Lafayette Property; (c) within sixty (60) days of the Closing, deliver a Phase I Environmental Assessment addressed to and in form and substance reasonably satisfactory to the Holders, and prepared by an environmental engineering firm reasonably acceptable to the Holders; (d) within seven (7) days of the Closing, deliver a legal opinion in the form as set forth in **Exhibit 4.4(b)** hereto from Baker & Daniels regarding such Mortgage; (e) within seventy-five (75) days of the Closing, deliver an ALTA plat of survey prepared by a surveyor licensed in the State of Indiana with respect to the Layfayette Property; and (f) within sixty (60) days of delivery of the survey, cause

any necessary adjustments or modifications to the Mortgage or the title insurance policy as may be reasonably required to reflect the survey and the facts set forth therein on the title insurance policy and the Mortgage;

(2) with respect to each Material Real Estate Property: (a) within fifteen (15) days of the Closing, deliver an executed Mortgage and record and/or file such Mortgage with the local recorder of deeds/registrar of titles; (b) within thirty (30) days of the Closing, deliver a Lender's 1970 ALTA form of title insurance policy (or executed Pro-Forma thereof) in favor of the Collateral Agent in the amount of the net book value of the such property; (c) within sixty (60) days of the Closing, deliver a Phase I Environmental Assessment addressed to and in form and substance reasonably satisfactory to the Holders, and prepared by an environmental engineering firm reasonably acceptable to the Holders; (d) within thirty (30) days of the Closing, deliver a legal opinion in the form as set forth in **Exhibit 4.4(b)** hereto from special local counsel reasonably satisfactory to the Holders regarding such Mortgage; (e) within seventy-five (75) days of the Closing, deliver an ALTA plat of survey prepared by a surveyor licensed in the state where such property is located with respect to such property; and (f) within sixty (60) days of delivery of the survey, cause any necessary adjustments or modifications to the Mortgage or the title insurance policy as may be reasonably required to reflect the survey and the facts set forth therein on the title insurance policy and the Mortgage;

(3) with respect to each Significant Real Estate Property: (a) within forty-five (45) days of the Closing, deliver an executed Mortgage and record and/or file such Mortgage with the local recorder of deeds/registrar of titles; and (b) within forty-five (45) days of the Closing, deliver a Lender's 1970 ALTA form of title insurance policy (or executed Pro-Forma thereof) in favor of the Collateral Agent in the amount of the net book value of the such property;

(4) with respect to all other real property owned by the Company or its Domestic Subsidiaries: (a) within sixty (60) days of the Closing, deliver an executed Mortgage and record and/or file such Mortgage with the local recorder of deeds/registrar of titles; and

(5) with respect to all properties which are anticipated to be included in the SunTrust Sale Leaseback, the Company agrees that if such SunTrust Sale Leaseback is not consummated on or prior to December 31, 2002, or if any property which was anticipated to be included in such SunTrust Sale Leaseback and is not so included, the Company shall comply or cause its Domestic Subsidiaries to comply with the terms and provisions of this **Section 9.14(b)** with respect to each such property on or prior to December 31, 2002 in the case of all such properties if the SunTrust Sale Leaseback is not consummated and within forty-five (45) days from the date any property is no longer anticipated to be included in the SunTrust Sale Leaseback.

Section 9.15 Restructuring Consultant.

The Company shall engage and retain, until such time as the Required Secured Parties so require, a restructuring consulting firm acceptable to the Required Secured Parties and the Company shall cause such restructuring consulting firm to deliver such financial reports, statements and analysis to any Holder as such Holder may reasonably request from time to time. Each Holder hereby acknowledges that the Company has engaged and retained PricewaterhouseCoopers as its restructuring consultant and agrees that PricewaterhouseCoopers is acceptable to such Holder.

Section 9.16 Chief Restructuring Officer.

In the event the Company has not appointed a full-time permanent chief executive officer by September 30, 2002, the Company shall appoint and retain, until a full-time permanent chief executive officer of the Company is appointed, a chief restructuring officer with such qualifications and experience as are acceptable to the Required Secured Parties, which officer shall report directly to the Company's board of directors. The Company shall vest such officer with control over the operations of the Company and its Subsidiaries. Furthermore, until a full-time permanent chief executive officer of the Company is appointed, the Company hereby agrees to furnish to the Holders, promptly and in any event within (a) three (3) calendar days after the Company obtaining knowledge thereof, a statement of the chief financial officer or treasurer of the Company setting forth details of any and all material developments in the Company's search for a full-time permanent chief executive officer and (b) fifteen (15) days after the end of each calendar month, a statement of the chief financial officer or treasurer of the Company setting forth details of any and all steps the Company proposes to take with respect to selecting a full-time permanent chief executive officer.

Section 9.17 Approved Refinancing Indebtedness.

The Company shall incur an Approved Refinancing Indebtedness on or prior to March 30, 2004 in an aggregate principal amount equal to or in excess of the amount of Indebtedness of the Company which matures on March 30, 2004.

SECTION 10. NEGATIVE COVENANTS; FINANCIAL COVENANTS.

Section 10.1 Fiscal Year 2004 Covenants.

The Company covenants that from and after December 31, 2003 and continuing so long as any of the Notes are outstanding:

(a) Consolidated *Tangible Net Worth.* The Company will at all times keep and maintain Consolidated Tangible Net Worth at an amount not less than the sum of (i) $110,000,000 *plus* (ii) 75% of Consolidated Net Income computed on a cumulative basis for each of the elapsed fiscal quarters ending after December 31, 2003; *provided* that notwithstanding that Consolidated Net Income for any such elapsed fiscal quarter may be a deficit figure, no reduction as a result thereof shall be made on the sum to be maintained pursuant hereto.

(b) *Funded Debt.* The Company shall not at any time permit the aggregate amount of all Consolidated Funded Debt to exceed an amount equal to 50% of Consolidated Total Capitalization determined at such time.

(c) *Priority Debt.* The Company shall not at any time permit the aggregate amount of all Consolidated Priority Debt outstanding at any time to exceed an amount equal to 20% of Consolidated Tangible Net Worth.

(d) *Minimum Interest Coverage Ratio.* The Company shall not permit the Interest Coverage Ratio as of the last day of each fiscal quarter of the Company (commencing with the fiscal quarter ending on or about March 30, 2004), for the period of four consecutive fiscal quarters then ending, to be less than 4.00 to 1.

(e) *Maximum Leverage Ratio.* The Company shall not permit the ratio of (i) Consolidated Funded Debt to (ii) Consolidated EBITDA as of the last day of each fiscal quarter of the Company (commencing with the fiscal quarter ending on or about March 30, 2004), for the period of four consecutive fiscal quarters then ending, to be greater than 2.85 to 1.

Section 10.2 Negative Covenants.

The Company covenants that from and after the Closing and continuing so long as any of the Notes are outstanding:

(a) *Indebtedness.* Neither the Company nor any of its Subsidiaries shall directly or indirectly create, incur, assume or otherwise become or remain directly or indirectly liable with respect to any Indebtedness, except:

(i) the Obligations;

(ii) Permitted Existing Indebtedness;

(iii) Indebtedness arising from intercompany loans from the Company or any Subsidiary to any Subsidiary so long as intercompany loans from the Company or any Domestic Subsidiary to a Foreign Subsidiary shall not exceed an aggregate of $5,000,000 during the term of this Agreement;

(iv) Indebtedness with respect to surety, appeal and performance bonds obtained by the Company or any of its Subsidiaries in the ordinary course of business;

(v) Indebtedness constituting Contingent Obligations permitted by **Section 10.2(e)**;

(vi) Unsecured Indebtedness and other liabilities incurred in the ordinary course of business and consistent with past practice, but not incurred through the borrowing of money or the obtaining of credit (other than customary trade terms);

(vii) Indebtedness evidenced by the Bank Notes and other Indebtedness under the Credit Agreement in an aggregate principal amount not to exceed $125,000,000 plus the PIK Notes (as defined in the Credit Agreement);

(viii) Indebtedness incurred in connection with the Receivables Purchase Documents; *provided* that Receivables Facility Attributed Indebtedness incurred in connection therewith does not exceed $110,000,000 in the aggregate at any time;

(ix) other unsecured Indebtedness in an aggregate principal amount not exceeding $3,000,000 at any time outstanding; and

(x) the Approved Refinancing Indebtedness.

(b) *Sales of Assets.* Except in connection with the SunTrust Sale Leaseback and the sale of any of the assets and properties or consummation of the transactions identified on **Schedule 10.2(b)** hereto, neither the Company nor any of its Subsidiaries shall sell, assign, transfer, lease, convey or otherwise dispose of any property, whether now owned or hereafter acquired, or any income or profits therefrom, or enter into any agreement to do so, except:

(i) sales of inventory in the ordinary course of business;

(ii) the disposition of obsolete equipment in the ordinary course of business;

(iii) Permitted Receivables Transfers;

(iv) sales by Apex Trailer Leasing & Rentals, L.P. in the ordinary course of business of lease and other finance contract receivables and equipment subject to lease, if such transaction (a) is for not less than fair market value and (b) when combined with all other such sales during the then current fiscal year represents disposition of not greater than 50% of Apex Trailer Leasing & Rentals, L.P.'s Tangible Assets at the end of the immediately preceding fiscal year; and

(v) transfers of assets by the Company or any Subsidiary to any Subsidiary so long as (1) in the case of a transferee which is a Domestic Subsidiary, the security interests granted pursuant to the Collateral Documents in the events so transferred shall remain in full force and effect and perfected and (2) transfers of assets by the Company or any Domestic Subsidiary to any Foreign Subsidiary shall not exceed an aggregate of $1,000,000 during the term of this Agreement.

(c) *Liens.* Neither the Company nor any of its Subsidiaries shall directly or indirectly create, incur, assume or permit to exist any Lien on or with respect to any of their respective property or assets except:

(i) Permitted Existing Liens;

(ii) Customary Permitted Liens;

(iii) purchase money Liens (including the interest of a lessor under a Capitalized Lease and Liens to which any property is subject at the time of the acquisition thereof by the Company or one of its Subsidiaries) securing permitted purchase money Indebtedness; provided that such Liens shall not apply to any property of the Company or its Subsidiaries other than that purchased or subject to such Capitalized Lease;

(iv) Liens arising in connection with the Permitted Receivables Transfer;

(v) Environmental Liens securing liabilities, claims, costs or damages not exceeding $5,000,000 in the aggregate;

(vi) Liens created by the Collateral Documents; and

(vii) Liens granted by a Foreign Subsidiary on Property located in Canada to the extent securing Indebtedness permitted by **Section 10.2(a)(iii).**

In addition, neither the Company nor any or its Subsidiaries shall, after the date hereof, become a party to any agreement, note, indenture or other instrument (other than the Intercreditor Agreement), or take any other action, which would prohibit the creation of a Lien on any of its properties or other assets in favor of the Collateral Agent for the benefit of the Holders and the other Secured Parties as collateral for the Secured Obligations; provided that any agreement, note, indenture or other instrument in connection with permitted purchase money Indebtedness (including Capitalized Lease Obligations) may prohibit the creation of a Lien in favor of the Collateral Agent for the benefit of the Holders and the other Secured Parties on the items of property obtained with the proceeds of such permitted purchase money Indebtedness; and provided further that the Receivables Purchase Documents may prohibit the creation of a Lien in favor of the Collateral Agent for the benefit of the Holders and the other Secured Parties on the assets of WNC and on the "Transferred Assets" (as defined in the Receivables Sale Agreement) of the Originators.

(d) *Investments.* Neither the Company nor any of its Subsidiaries shall directly or indirectly make or own any Investment except:

(i) Investments in Cash Equivalents;

(ii) Permitted Existing Investments;

(iii) Investments received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(iv) Investments consisting of deposit accounts maintained by the Company or any of its Subsidiaries in connection with their cash management systems;

(v) Investments with respect to Indebtedness permitted pursuant to **Section 10.2(a)(iii)**;

(vi) Existing Investments in any Subsidiaries;

(vii) Investments consisting of minority interests and joint ventures and loans or advances to such entities, *provided* that at the time any such Investment is made the amount of all Investments under this **clause (vii)** (including such new Investment, and including all Permitted Existing Investments that are of the type covered by this **clause (vii)**) does not exceed $5,000,000 at such time;

(viii) Investments in WNC required in connection with the Receivables Purchase Documents; and

(ix) Investments in connection with Permitted Acquisitions.

(e) *Contingent Obligations.* Neither the Company nor any of its Subsidiaries shall directly or indirectly create or become or be liable with respect to any Contingent Obligation, except: (i) recourse obligations resulting from endorsement of negotiable instruments for collection in the ordinary course of business; (ii) Permitted Existing Contingent Obligations and any extensions, renewals or replacements thereof, provided that any such extension, renewal or replacement is not greater than the Indebtedness under, and shall be on terms no less favorable to the Company or such Subsidiary than the terms of, the Permitted Existing Contingent Obligation being extended, renewed or replaced; (iii) obligations, warranties, and indemnities, not relating to Indebtedness of any Person, which have been or are undertaken or made in the ordinary course of business and not for the benefit of or in favor of an Affiliate of the Company or such Subsidiary; (iv) Contingent Obligations of the Company or any of its Subsidiaries with respect to any Indebtedness permitted by this Agreement; and (v) Contingent Obligations with respect to surety, appeal and performance bonds obtained by the Company or any Subsidiary in the ordinary course of business.

(f) *Acquisitions.* Neither the Company nor any of its Subsidiaries shall make any Acquisition other than a Permitted Acquisition.

(g) *Transactions with* Shareholders *or Affiliates.* Neither the Company nor any of its Subsidiaries shall directly or indirectly enter into or permit to exist any transaction (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with any holder or holders of any Equity Interests of the Company, or with any Affiliate of the Company which is not its Subsidiary, on terms that are less favorable to the Company or its Subsidiaries, as applicable, than those that might be obtained in an arm's length transaction at the time from Persons who are not such a holder or Affiliate.

(h) *Restriction on Fundamental Changes.* Neither the Company nor any of its Subsidiaries shall enter into any merger or consolidation, or liquidate, wind-up or dissolve (or suffer any liquidation or dissolution), or convey, lease, sell, transfer or otherwise dispose of, in one transaction or series of transactions, all or substantially all of the Company's or any such Subsidiary's business or property, whether now or hereafter acquired, except transactions permitted under **Sections 10.2(b)** and **10.2(f)** and except that any Subsidiary of the Company may merge with or liquidate into the Company or any other Subsidiary of the Company, provided that the surviving entity expressly assumes any liabilities, if any, of either of such

Subsidiaries with respect to the Obligations pursuant to an assumption agreement reasonably satisfactory to the Required Holders and provided further that the consolidated net worth of the surviving corporation is not less than the consolidated net worth of the Subsidiary with any liability with respect to the Obligations immediately prior to such merger.

(i) *Margin Regulations.* Neither the Company nor any of its Subsidiaries shall use all or any portion of the proceeds of any credit extended under this Agreement to purchase or carry Margin Stock.

(j) *ERISA.* The Company shall not:

(i) engage, or permit any of its Subsidiaries to engage, in any prohibited transaction described in Sections 406 of ERISA or 4975 of the Code for which a statutory or class exemption is not available or a private exemption has not been previously obtained from the DOL;

(ii) permit to exist any accumulated funding deficiency (as defined in Sections 302 of ERISA and 412 of the Internal Revenue Code), with respect to any Benefit Plan, whether or not waived;

(iii) fail, or permit any Controlled Group member to fail, to pay timely required contributions or annual installments due with respect to any waived funding deficiency to any Benefit Plan; or

(iv) terminate, or permit any Controlled Group member to terminate, any Benefit Plan which would result in any liability of the Company or any Controlled Group member under Title IV of ERISA.

(k) *Fiscal Year.* Neither the Company nor any of its consolidated Subsidiaries shall change its fiscal year for accounting or tax purposes from a period consisting of the 12-month period ending on December 31 of each calendar year.

(l) *Prepayment of Other* Indebtedness. Neither the Company nor any of its Subsidiaries shall make any optional prepayment, redemption, repurchase or defeasance of any Indebtedness of the Company or any such Subsidiary which would, in accordance with GAAP, constitute long-term Indebtedness, other than the Obligations, any intercompany indebtedness permitted by **Section 10.2(a)(iii)** and other Indebtedness described on **Schedule 5.14** hereto.

(m) *Limitations on Restrictive Agreements.* Neither the Company nor any of its Subsidiaries shall enter into, or suffer to exist, any agreement (other than this Agreement, the Credit Agreement, the Series C-H Note Purchase Agreements and the Series I Note Purchase Agreement) with any Person which, directly or indirectly, prohibits or limits the ability of any Subsidiary to (i) pay dividends or make other distributions to the Company or prepay any Indebtedness owed to Company or (ii) transfer any of its properties or assets to the Company (other than with respect to assets subject to Liens permitted by **Section 10.2(c)**).

(n) *Leases.* Except in connection with the SunTrust Sale Leaseback, the Fleet Lease Transaction and the National City Lease Transaction, the Company shall not create, incur, assume or suffer to exist, or permit any of its Subsidiaries to create, incur, assume or suffer to exist, any obligation as lessee for the rental or hire of any real or personal property, except: (i) leases existing on the date of this Agreement and any extensions or renewals thereof, but no increase in the amount payable thereunder; and (ii) leases (other than Capitalized Leases or leases constituting Off-Balance Sheet Liabilities) which do not in the aggregate require the Company and its Subsidiaries on a consolidated basis to make payments (including taxes, insurance, maintenance and similar expenses which the Company or any Subsidiary is required to pay under the terms of any lease) at any time during the term of this Agreement in excess of $3,500,000.

(o) [Intentionally Omitted.]

(p) *Hedging Obligations.* Enter into any interest rate, commodity or foreign currency exchange, swap, collar, cap or similar agreements evidencing Hedging Obligations, other than interest rate, foreign currency or commodity exchange, swap, collar, cap or similar agreements entered into by the Company pursuant to which the Company has hedged its actual or forecasted interest rate, foreign currency or commodity exposure. Such permitted hedging agreements entered into by the Company and any Lender or any affiliate of any Lender to hedge floating interest rate risk in an aggregate notional amount not to exceed at any time an amount equal to the outstanding balance of the Term Loans and the principal Indebtedness under the Senior Notes at such time are sometimes referred to herein as "*Interest Rate Agreements*".

(q) *Sales and Leasebacks.* Neither the Company nor any of its Subsidiaries shall become liable, directly, by assumption or by Contingent Obligation, with respect to any lease, whether an operating lease or a Capitalized Lease, of any Property (whether real or personal or mixed) (i) which it or one of its Subsidiaries sold or transferred or is to sell or transfer to any other Person, or (ii) which it or one of its Subsidiaries intends to use for substantially the same purposes as any other Property which has been or is to be sold or transferred by it or one of its Subsidiaries to any other Person in connection with such lease, unless (a) in either case the sale involved is not prohibited under **Section 10.2(b)** and the lease involved is not prohibited under **Section 10.2(a)** or (b) such sale and leaseback transaction is the SunTrust Sale Leaseback. The parties hereto acknowledge and agree that the foregoing shall not operate to restrict, prohibit or prevent the Fleet Lease Transaction and the National City Lease Transaction.

(r) *Issuance of Disqualified and* Preferred *Stock.* Neither the Company nor any of its Subsidiaries shall issue any Disqualified Stock. The Company shall not issue any new shares of preferred stock and shall not permit any Subsidiary to issue any shares of preferred stock.

(s) *Corporate Documents.* Neither the Company nor any of its Subsidiaries shall amend, modify or otherwise change any of the terms or provisions in any of their respective constituent documents as in effect on the date hereof in any manner materially adverse to the ability of the Company or any of its Subsidiaries to perform their respective obligations under the Note Documents, without the prior written consent of the Required Holders. The Company shall not amend, modify or otherwise change any of the terms or provisions of the Fruehauf Preferred Stock.

(t) *Other Indebtedness.* The Company shall not amend, modify or supplement, or permit any Subsidiary to amend, modify or supplement (or consent to any amendment, modification or supplement of), any document, agreement or instrument evidencing the Bank Notes, the Senior Notes (other than the Notes), the NatCity Lease Transaction, the Fleet Lease Transaction, the Permitted Receivables Transfer or Subordinated Indebtedness (or any replacements, substitutions or renewals thereof) or pursuant to which any such Indebtedness is issued where such amendment, modification or supplement provides for the following or which has any of the following effects:

(i) increases the overall principal amount of any such Indebtedness or increases the amount of any single scheduled installment of principal or interest;

(ii) shortens or accelerates the date upon which any installment of principal or interest becomes due or adds any additional mandatory redemption provisions;

(iii) shortens the final maturity date of such Indebtedness or otherwise accelerates the amortization schedule with respect to such Indebtedness;

(iv) increases the rate of interest accruing on such Indebtedness;

(v) provides for the payment of additional fees or increases existing fees;

(vi) amends or modifies any financial or negative covenant (or covenant which prohibits or restricts the Company or a Subsidiary of the Company from taking certain actions) in a manner which is more onerous or more restrictive to the Company (or any Subsidiary of the Company) or which is otherwise materially adverse to the Company and/or the Lenders or, in the case of adding covenants, which places additional restrictions on the Company (or a Subsidiary of the Company) or which requires the Company or any such Subsidiary to comply with more restrictive covenants than the covenants set forth herein or which requires the Company to better its financial performance from that set forth in the financial covenants set forth herein;

(vii) amends, modifies or adds any covenant in a manner which, when taken as a whole, is materially adverse to the Company and/or the Holders;

(viii) amends, modifies or supplements any subordination provisions thereof;

(ix) amends or modifies the limitations on transfer provided therein; or

(x) reduces the lending commitments under the Credit Agreement or the availability under the Permitted Receivables Transfer facility.

(u) *No Changes to Standard Warranty.* The Company shall not, and shall cause its Subsidiaries to not, make any material changes to the warranty policies of the Company and its Subsidiaries in effect on the date of this Agreement.

(v) *Prohibition Against Trade-In Value Guaranties.* The Company shall not, and shall cause its Subsidiaries to not, make any Guaranty of trade-in values of trailers beyond six months in duration.

Section 10.3 Financial Covenants.

The Company covenants that from and after the Closing and continuing so long as any of the Notes are outstanding:

(a) *Minimum Consolidated Tax Adjusted Equity.* If the Company shall have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Company shall, as of the last day of such fiscal quarter, maintain Consolidated Tax Adjusted Equity at an amount not less than the applicable "Minimum Consolidated Tax Adjusted Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Tax Adjusted Equity
March 31, 2003	$99,064,000
June 30, 2003	$100,681,000
September 30, 2003	$103,283,000
December 31, 2003	$96,504,000

(b) *Minimum Consolidated Equity.* If the Company shall not have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Company shall, as of the last day of such fiscal quarter, maintain Consolidated Equity at an amount not less than the applicable "Minimum Consolidated Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Equity
March 31, 2003	$87,882,000
June 30, 2003	$90,461,000
September 30, 2003	$94,751,000
December 31, 2003	$84,077,000

(c) *Maximum Leverage Valuation Ratio.* The Company shall not permit, as of the last day of each of the fiscal quarters specified below, the Leverage Valuation Ratio to exceed the applicable "Maximum Leverage Valuation Ratio" specified below:

Fiscal Quarter Ending	Maximum Leverage Valuation Ratio
June 30, 2002	0.95 to 1
September 30, 2002	0.95 to 1
December 31, 2002	0.95 to 1

March 31, 2003	0.85 to 1
June 30, 2003	0.80 to 1
September 30, 2003	0.80 to 1
December 31, 2003	0.75 to 1

(d) *Minimum Consolidated EBITDA.*

(i) The Company shall, as of the last day of each of the fiscal quarters of the Company occurring in calendar year 2002, maintain Consolidated EBITDA for the cumulative period commencing on April 1, 2002 and ending on the last day of such fiscal quarter, at an amount not less than $(20,000,000).

(ii) The Company shall, as of the last day of the calendar months specified below, maintain Consolidated EBITDA at an amount not less than the applicable "*Minimum Rolling 12 Month Consolidated EBITDA*" specified below for the period of 12 consecutive calendar months then ending:

Month Ending	Minimum Rolling 12 Month Consolidated EBITDA
January 31, 2003	$36,135,000
February 28, 2003	$36,620,000
March 31, 2003	$39,301,000
April 30, 2003	$40,541,000
May 31, 2003	$41,276,000
June 30, 2003	$42,192,000
July 31, 2003	$42,877,000
August 31, 2003	$43,422,000
September 30, 2003	$43,784,000
October 31, 2003	$43,941,000
November 30, 2003	$43,828,000
December 31, 2003	$43,539,000
January 31, 2004	$42,539,000

(e) *Minimum Interest Coverage Ratio.* The Company shall not permit the Interest Coverage Ratio as of the last day of each fiscal quarter of the Company (commencing with the fiscal quarter ending on or about March 31, 2003), for the period of four consecutive fiscal quarters then ending, to be less than 1.25 to 1.

(f) *Maximum Capital Expenditures.* The Company will not, and will not permit any Subsidiary to, expend for Capital Expenditures during any fiscal year of the Company and its Subsidiaries, in excess of $6,000,000 in the aggregate for the Company and its Subsidiaries.

(g) *Maximum Finance Contracts.* The Company will not, and will not permit any Subsidiary to, enter into any new Finance Contract if and to the extent that the sum of such Finance Contract (a) when added to the aggregate amount of all Finance Contracts entered into by the Company or any of its Subsidiaries during the twelve (12) month period that commences on the Closing Date exceeds $5,000,000 or (b) when added to the aggregate amount of all Finance Contracts entered by the Company or any of its Subsidiaries during the twelve (12) month period that commences on the first (1st) anniversary of the date of Closing exceeds $5,000,000.

Section 10.4 Additional Negative Covenants.

The Company covenants that from and after the Closing and continuing so long as any of the Notes are outstanding:

(a) *Restricted Payments.* The Company will not, and will not permit any Subsidiary to, make any Restricted Payment; *provided that* the Company may, commencing with the March 15, 2003 scheduled dividend, resume (but may not make any payments that were previously due and not paid) making the regularly scheduled dividends on the Fruehauf Preferred Stock on a quarterly basis in an amount per quarter not to exceed 1.5% of the Stated Value Per Share (as defined in the Fruehauf Preferred Stock) so long as (i) no Default or Event of Default shall have occurred and be continuing hereunder, (ii) no Default or Event of Default would have occurred under the financial covenants set forth in **clauses (1), (2), (3)** and **(4)** below if such financial covenants had been in full force and effect from the Closing to the date of declaration of such proposed Restricted Payment on the Fruehauf Preferred Stock and (iii) the Company has appointed a full-time permanent chief executive officer as of the date of declaration of such proposed Restricted Payment on the Fruehauf Preferred Stock.

For purposes of this **Section 10.4(a)**, on and prior to the date of the declaration of any proposed Restricted Payment on the Fruehauf Preferred Stock pursuant to this **Section 10.4(a)**, the Company shall have, and shall have caused each of its Subsidiaries to have, complied with the following financial covenants set forth in **clauses (1), (2), (3)** and **(4)** below:

(1) (A) If the Company shall have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Company shall, as of the last day of such fiscal quarter, maintain Consolidated Tax Adjusted Equity at an amount not less than the applicable "Minimum Consolidated Tax Adjusted Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Tax Adjusted Equity
June 30, 2002	$106,376,000
September 30, 2002	$113,535,000
December 31, 2002	$107,267,000
March 31, 2003	$99,064,000
June 30, 2003	$100,681,000
September 30, 2003	$103,283,000

December 31, 2003	$96,504,000

(B) If the Company shall not have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Company shall, as of the last day of such fiscal quarter, maintain Consolidated Equity at an amount not less than the applicable *"Minimum Consolidated Equity"* specified below:

Fiscal Quarter Ending	Minimum Consolidated Equity
June 30, 2002	$101,492,000
September 30, 2002	$110,961,000
December 31, 2002	$100,966,000
March 31, 2003	$87,882,000
June 30, 2003	$90,461,000
September 30, 2003	$94,751,000
December 31, 2003	$84,077,000

(2) (A) The Company shall not permit the Interest Coverage Ratio as of the last day of the calendar months specified below, for the cumulative period commencing April, 2002 and ending on the last day of such calendar month, to be less than the applicable "Minimum Interest Coverage Ratio" specified below:

Fiscal Quarter Ending	Minimum Interest Coverage Ratio
June 30, 2002	1.50 to 1
September 30, 2002	1.50 to 1
December 31, 2002	1.25 to 1

(B) The Company shall not permit the Interest Coverage Ratio as of the last day of each fiscal quarter of the Company specified below, for the period of four consecutive fiscal quarters then ending, to be less than the applicable "Minimum Interest Coverage Ratio" specified below:

Fiscal Quarter Ending	Minimum Interest Coverage Ratio
March 31, 2003	1.25 to 1
June 30, 2003	1.25 to 1
September 30, 2003	1.25 to 1
December 31, 2003	1.25 to 1

(3) The Company shall, as of the last day of each of the calendar months specified below, maintain Consolidated EBITDA for the cumulative period commencing on April 1, 2002 and ending on the last day of such calendar month, at an

amount not less than the applicable "Minimum Cumulative Consolidated EBITDA" specified below:

Month Ending	Minimum Cumulative Consolidated EBITDA
April 30, 2002	$3,841,000
May 31, 2002	$8,389,000
June 30, 2002	$14,722,000
July 31, 2002	$22,084,000
August 31, 2002	$28,732,000
September 30, 2002	$33,110,000
October 31, 2002	$36,753,000
November 30, 2002	$37,818,000
December 31, 2002	$37,856,000

(4) The Company shall, as of the last day of each of the calendar months specified below, maintain Consolidated EBITDA at an amount not less than the applicable "Minimum Rolling 12 Month Consolidated EBITDA" specified below for the period of 12 consecutive calendar months then ending:

Month Ending	Minimum Rolling 12 Month Consolidated EBITDA
January 31, 2003	$36,135,000
February 28, 2003	$36,620,000
March 31, 2003	$39,301,000
April 30, 2003	$40,541,000
May 31, 2003	$41,276,000
June 30, 2003	$42,192,000
July 31, 2003	$42,877,000
August 31, 2003	$43,422,000
September 30, 2003	$43,784,000
October 31, 2003	$43,941,000
November 30, 2003	$43,828,000
December 31, 2003	$43,539,000
January 31, 2004	$42,539,000

(b) *Approved Refinancing Indebtedness*. The Company will not, and will not permit any Subsidiary to, incur any Indebtedness other than (x) Indebtedness permitted under **Section 10.2(a)**, (y) other Indebtedness with the prior written consent of 100% of the Holders of the Notes and (z) the Approved Refinancing Indebtedness. For purposes of this Agreement, *"Approved Refinancing Indebtedness"* shall mean Indebtedness of the Company which is either approved under clause (y) above or which satisfies each of the following requirements:

(i) the maximum principal amount of such Indebtedness does not exceed the outstanding principal amount of Indebtedness of the Company which matures on March 30, 2004 plus accrued interest thereon and the amount of all reasonable costs and expenses incurred in connection with the incurrence of such Indebtedness;

(ii) the maturity date of such Indebtedness is no earlier than March 30, 2007;

(iii) immediately prior to and after giving effect to the incurrence of such Indebtedness, no Default or Event of Default shall have occurred or be continuing under this Agreement, including, without limitation, the provisions of **Section 10** hereof, or the Credit Agreement;

(iv) the documentation evidencing such Indebtedness provides for collateralization, covenants and other material terms no less favorable to the Holders than those set forth in this Agreement, the Collateral Documents and the Intercreditor Agreement; and

(v) such Indebtedness includes a working capital or revolving facility in an amount reasonably required to support the projected operations of the Company.

SECTION 11. EVENTS OF DEFAULT.

An "Event of Default" shall exist if any of the following conditions or events shall occur and be continuing:

(a) *Failure to Make Payments When Due.* The Company shall (i) fail to pay when due any of the Obligations consisting of principal with respect to the Notes or (ii) shall fail to pay within three (3) Business Days of the date when due any of the other Obligations under this Agreement or the other Note Documents.

(b) *Breach of Certain Covenants.* The Company shall fail duly and punctually to perform or observe any agreement, covenant or obligation binding on the Company under:

(i) **Sections 7.1(c), 7.1(d), 7.1(e), 7.1(f), 7.1(g), 9.2, 9.3** or **9.6** and such failure shall continue unremedied for fifteen (15) days;

(ii) **Section 7.1(a)** or **7.1(b)** or **Section 9.13** or **Section 9.14** or **Section 9.15** or **Section 9.16** and such failure shall continue unremedied for five (5) Business Days;

(iii) **Section 10**; or

(iv) **Section 9.17**.

(c) *Breach of Representation or Warranty.* Any representation or warranty made or deemed made by the Company to the Collateral Agent or any Holder herein or by the Company or any of its Subsidiaries in any of the other Note Documents or in any statement or certificate at any time given by any such Person pursuant to any of the Note Documents shall be false or misleading in any material respect on the date as of which made (or deemed made).

(d) *Other Defaults.* The Company shall default in the performance of or compliance with any term contained in this Agreement (other than as covered by **paragraphs (a), (b)** or **(c)** of this **Section 11**), or the Company or any of its Subsidiaries shall default in the performance of or compliance with any term contained in any of the other Note Documents, and such default shall continue for thirty (30) days after the earlier of (i) notice from the Collateral Agent or any Holder or (ii) the date on which the Company knew of such default or should have known of such default exercising reasonable diligence.

(e) *Default as to Other Indebtedness.* Any of the Company or any of its Subsidiaries shall fail to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) with respect to any Indebtedness (other than the Obligations) the outstanding principal amount of which Indebtedness is in excess of $2,000,000; or any breach, default or event of default shall occur, or any other condition shall exist under any instrument, agreement or indenture pertaining to any such Indebtedness, if the effect thereof is to either cause or permit the holder thereof to cause an acceleration, mandatory redemption, a requirement that the Company or any such Subsidiary offer to purchase such Indebtedness or other required repurchase of such Indebtedness, or permit the holder(s) of such Indebtedness to accelerate the maturity of any such Indebtedness or require a redemption or other repurchase of such Indebtedness; or any such Indebtedness shall be otherwise declared to be due and payable (by acceleration or otherwise) or required to be prepaid, redeemed or otherwise repurchased by the Company or any of its Subsidiaries (other than by a regularly scheduled required prepayment) prior to the stated maturity thereof.

(f) *Involuntary Bankruptcy; Appointment of Receiver, Etc.*

(i) An involuntary case shall be commenced against the Company or any of its Subsidiaries and the petition shall not be dismissed, stayed, bonded or discharged within sixty (60) days after commencement of the case; or a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Company or any of its Subsidiaries in an involuntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or any other similar relief shall be granted under any applicable federal, state, local or foreign law.

(ii) A decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over the Company or any of its Subsidiaries or over all or a substantial part of the property of the Company or any of its Subsidiaries shall be entered; or an interim receiver, trustee or other custodian of the Company or any of its Subsidiaries or of all or a substantial part of the property of the Company or any of its Subsidiaries shall be appointed or a warrant of attachment, execution or similar process against any substantial part of the property of the Company or any of its Subsidiaries shall be issued and any such event shall not be stayed, dismissed, bonded or discharged within sixty (60) days after entry, appointment or issuance.

(g) *Voluntary Bankruptcy; Appointment of Receiver, Etc.* The Company or any of its Subsidiaries shall (i) commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, (iii) consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property, (iv) make any assignment for the benefit of creditors or (v) take any corporate, partnership or comparable action to authorize any of the foregoing.

(h) *Judgments and* Attachments. Any money judgment(s) (other than a money judgment covered by insurance as to which the insurance company has not disclaimed or reserved the right to disclaim coverage), writ or warrant of attachment, or similar process against any of the Company or any of its Subsidiaries or any of their respective assets involving in any single case or in the aggregate an amount in excess of $1,000,000 is (are) entered and shall remain undischarged, unvacated, unbonded or unstayed for a period of sixty (60) days or in any event later than fifteen (15) days prior to the date of any proposed sale thereunder.

(i) *Dissolution.* Any order, judgment or decree shall be entered against the Company or any of its Subsidiaries decreeing its involuntary dissolution or split up and such order shall remain undischarged and unstayed for a period in excess of sixty (60) days; or the Company or any of its Subsidiaries shall otherwise dissolve or cease to exist except as specifically permitted by this Agreement unless the dissolving entity is a limited liability company which elects to continue its existence.

(j) *Note Documents; Failure of Security.* At any time, for any reason, (i) any Note Document as a whole that materially affects the ability of the Collateral Agent or any of the Holders to enforce the Obligations against the Company or any Guarantor or enforce their rights against the Collateral ceases to be in full force and effect or (ii) any Loan Party seeks to repudiate its obligations under the Note Documents or (iii) after the execution and delivery of the Collateral Documents, except to the extent permitted by the terms thereof, the Collateral Documents shall cease to create a valid and perfected first priority Lien subject only to Permitted Liens in any of the Collateral purported to be covered thereby or (iv) any title insurance coverage in respect of any Material portion of the Collateral is disavowed or becomes ineffective.

(k) *Termination Event.* Any Termination Event occurs which the Required Holders believe is reasonably likely to subject the Company or any of its Subsidiaries to liability in excess of $1,000,000.

(l) *Waiver of Minimum Funding Standard.* If the plan administrator of any Plan applies under Section 412(d) of the Code for a waiver of the minimum funding standards of Section 412(a) of the Code and any Lender believes the substantial business hardship upon which the application for the waiver is based could reasonably be expected to subject either the Company or any Controlled Group member to liability in excess of $1,000,000.

(m) *Change of Control.* A Change of Control shall occur.

(n) *Environmental Matters.* The Company or any of its Subsidiaries shall be the subject of any proceeding or investigation pertaining to (i) the Release by the Company or any of its Subsidiaries of any Contaminant into the environment, (ii) the liability of any of the Company or any of its Subsidiaries arising from the Release by any other Person of any Contaminant into the environment, or (iii) any violation of any Environmental, Health or Safety Requirements of Law by the Company or any of its Subsidiaries, which, in any case, has or is reasonably likely to subject the Company or any of its Subsidiaries to liability individually or in the aggregate in excess of $5,000,000 (exclusive of liabilities with respect to which the Company is maintaining reserves as of the date hereof in accordance with GAAP).

(o) *Collateral Documents.* The Company or any Subsidiary shall fail to comply with any of the terms or provisions of any Collateral Document for five (5) Business Days, subject to any applicable cure periods contained therein, after notice of such non-compliance from the Collateral Agent.

(p) *Interest Rate Agreements.* Nonpayment by the Company or any Subsidiary of any obligation under any Interest Rate Agreement or the breach by the Company or any Subsidiary of any term, provision or condition contained in any such Interest Rate Agreement.

(q) *Material Adverse Effect.* A Material Adverse Effect shall occur.

(r) *Intercreditor Agreement.* The intercreditor provisions of the Intercreditor Agreement shall for any reason be revoked or invalidated, or otherwise cease to be in full force and effect, any Person (including any Secured Party) shall contest in any manner the validity or enforceability thereof or deny that it has any further liability or obligation thereunder, or the Obligations hereunder shall for any reason be subordinated or shall not have the priority contemplated by this Agreement and the Intercreditor Agreement.

SECTION 12. REMEDIES ON DEFAULT, ETC.

Section 12.1 Acceleration.

(a) If an Event of Default with respect to the Company described in paragraph (b)(iv), (f) or (g) of **Section 11** has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

(b) If any other Event of Default has occurred and is continuing, any holder or holders of more than 50% in principal amount of the Notes (other than the Deferral Fee Notes and the Make-Whole Notes) at the time outstanding may at any time at its or their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable.

(c) If any Event of Default described in paragraph (a) of **Section 11** has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.

Upon any Notes becoming due and payable under this **Section 12.1**, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon and (y) the Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

Section 12.2 Other Remedies.

If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under **Section 12.1**, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

Section 12.3 Rescission.

At any time after any Notes have been declared due and payable pursuant to clause (b) or (c) of **Section 12.1**, the holders of not less than 50% in principal amount of the Notes then outstanding (other than the Deferral Fee Notes and the Make-Whole Notes), by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to **Section 17**, and (c) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this **Section 12.3** will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

Section 12.4 No Waivers or Election of Remedies, Expenses, etc.

No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder's rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Company under **Section 15**, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this **Section 12**, including, without limitation, reasonable attorneys' fees, expenses and disbursements.

SECTION 13. REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

Section 13.1 Registration of Notes.

The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary. The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

Section 13.2 Transfer and Exchange of Notes.

Upon surrender of any Note at the principal executive office of the Company for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Note or his attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof), the Company shall execute and deliver, at the Company's expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of **Exhibit 1, 2 or 3**, as the case may be. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than $100,000, provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than $100,000. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in **Section 6.2**.

Section 13.3 Replacement of Notes.

Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (*provided* that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least $50,000,000, such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b) in the case of mutilation, upon surrender and cancellation thereof, the Company at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

SECTION 14. PAYMENTS ON NOTES.

Section 14.1 Place of Payment.

Subject to **Section 14.2**, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in Chicago, Illinois at the principal office at a bank or trust company in such jurisdiction which the Company agrees to designate at any time when there is any holder of any Note not entitled to the benefits of **Section 14.2** hereof.

Section 14.2 Home Office Payment.

So long as you or your nominee shall be the holder of any Note, and notwithstanding anything contained in **Section 14.1** or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, and interest by the method and at the address specified for such purpose below your name in **Schedule A**, or by such other method or at such other address as you shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, you shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to **Section 14.1**. Prior to any sale or other disposition of any Note held by you or your nominee you will, at your election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to **Section 13.2**. The Company will afford the benefits of this **Section 14.2** to any Institutional Investor that is the direct or indirect transferee of any Note purchased by you under this Agreement and that has made the same agreement relating to such Note as you have made in this **Section 14.2**.

SECTION 15. EXPENSES, ETC.

Section 15.1 Transaction Expenses.

Whether or not the transactions contemplated hereby are consummated, the Company will pay all reasonable costs and expenses (including reasonable attorneys' fees of a special counsel and local or other counsel) incurred by you and each Other Purchaser or holder of a Note in connection with such transactions (including the execution and delivery of the Collateral Documents and the perfection of Liens thereunder) and in connection with any amendments, waivers or consents under or in respect of this Agreement, the Collateral Documents or the Notes (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement, the Collateral Documents or the Notes or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, the Collateral Documents or the Notes, or by reason of being a holder of any Note, and (b) the costs and expenses, including financial advisors' fees, incurred in connection with the insolvency or bankruptcy of the Company or any Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Notes, including without limitation, the reasonable professional fees and expenses of Ernst & Young, LLP incurred in connection with its engagement to assist the Holders in their evaluation of the projections, business assumptions and other financial information presented by the Company in connection with the transactions contemplated herein. All such reasonable fees, costs and expenses incurred after the Closing shall be paid by the Company on a monthly basis. The Company will pay, and will save you and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses if any, of brokers and finders (other than those retained by you).

Section 15.2 Survival. The obligations of the Company under this **Section 15** will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement or the Notes, and the termination of this Agreement.

SECTION 16. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by you of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of you or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement shall be deemed representations and warranties of the Company under this Agreement. Subject to the preceding sentence, this Agreement and the Notes embody the entire agreement and understanding between you and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

SECTION 17. AMENDMENT AND WAIVER.

Section 17.1 Requirements.

This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Required Holders, except that (a) no amendment or waiver of any of the provisions of **Section 1, 2, 3, 4, 5, 6** or **21** hereof, or any defined term (as it is used therein), will be effective as to you unless consented to by you in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of **Section 12** relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver, (iii) amend any of **Sections 8, 11(a), 12, 17** or **20**, (iv) release all or substantially all of the Collateral other than pursuant to the transactions permitted hereunder or under another Note Document or (v) release any Guarantor from its obligations under the Note Guaranty or the Collateral Documents other than pursuant to the transactions permitted hereunder or under another Note Document.

Section 17.2 Solicitation of Holders of Notes.

(a) Solicitation. The Company will provide each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes. The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this **Section 17** to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

(b) Payment. The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes or any waiver or amendment of any of the terms and provisions hereof unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

Section 17.3 Binding Effect, etc.

Any amendment or waiver consented to as provided in this **Section 17** applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Company and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note. As used herein, the term "this Agreement" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

Section 17.4 Notes Held by Company, etc.

Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or the Notes, or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company or any of its Affiliates shall be deemed not to be outstanding.

SECTION 18. NOTICES.

All notices and communications provided for hereunder shall be in writing and sent (a) by telefacsimile if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (with charges prepaid). Any such notice must be sent:

(i) if to you or your nominee, to you or it at the address specified for such communications in **Schedule A**, or at such other address as you or it shall have specified to the Company in writing,

(ii) if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing, or

(iii) if to the Company, to the Company at its address set forth at the beginning hereof to the attention of the Chief Financial Officer or at such other address as the Company shall have specified to the holder of each Note in writing.

Notices under this **Section 18** will be deemed given only when actually received.

SECTION 19. REPRODUCTION OF DOCUMENTS.

This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by you at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to you, may be reproduced by you by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and you may destroy any original document so reproduced. The Company agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by you in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This **Section 19** shall not prohibit the Company or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

SECTION 20. CONFIDENTIAL INFORMATION.

For the purposes of this **Section 20**, "*Confidential Information*" means information delivered to you by or on behalf of the Company or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by you as being confidential information of the Company or such Subsidiary, *provided* that such term does not include information that (a) was publicly known or otherwise known to you prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by you or any Person acting on your behalf, (c) otherwise becomes known to you other than through disclosure by the Company or any Subsidiary or (d) constitutes financial statements delivered to you under **Section 7.1** that are otherwise publicly available. You will use your best efforts to maintain the confidentiality of such Confidential Information in accordance with procedures adopted by you in good faith to protect confidential information of third parties delivered to you, *provided* that you may deliver or disclose Confidential Information to (i) your directors, officers, employees, agents, attorneys and affiliates, (to the extent such disclosure reasonably relates to the administration of the investment represented by your Notes), (ii) your financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this **Section 20**, (iii) any other holder of any Note, (iv) any Institutional Investor to which you sell or offer to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this **Section 20**), (v) any Person from which you offer to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this **Section 20**), (vi) any federal or state regulatory authority having jurisdiction over you, (vii) the National Association of Insurance Commissioners or any similar organization, or any nationally recognized rating agency that requires access to information about your investment portfolio or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to you, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which you are a party or (z) if an Event of Default has occurred and is continuing, to the extent you may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under your Notes and this Agreement. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this **Section 20** as though it were a party to this Agreement. On reasonable request by the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying the provisions of this **Section 20**.

SECTION 21. SUBSTITUTION OF PURCHASER.

You shall have the right to substitute any one of your Affiliates as the purchaser of the Notes that you have agreed to purchase hereunder, by written notice to the Company, which notice shall be signed by both you and such Affiliate, shall contain such Affiliate's agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in **Section 6**. Upon receipt of such notice, wherever the word "you" is used in this Agreement (other than in this **Section 21**), such word shall be deemed to refer to such Affiliate in lieu of you. In the event that such Affiliate is so substituted as a purchaser hereunder and such Affiliate thereafter transfers to you all of the Notes then held by such Affiliate, upon receipt by the Company of notice of such transfer, wherever the word "you" is used in this Agreement (other than in this **Section 21**), such word shall no longer be deemed to refer to such Affiliate, but shall refer to you, and you shall have all the rights of an original holder of the Notes under this Agreement.

SECTION 22. MISCELLANEOUS.

Section 22.1 Successors and Assigns.

All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

Section 22.2 Payments Due on Non-Business Days.

Anything in this Agreement or the Notes to the contrary notwithstanding, any payment of principal of or Make-Whole Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day. If the date for payment is extended to the next succeeding Business Day by reason of the preceding sentence, the period of such extension shall be included in the computation of the interest payable on such next succeeding Business Day.

Section 22.3 Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

Section 22.4 Construction.

Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

Section 22.5 Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

Section 22.6 Governing Law.

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of Illinois, excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

Section 22.7 WAIVER OF JURY TRIAL.

THE COMPANY AND EACH HOLDER HEREBY WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH ANY NOTE DOCUMENT OR THE RELATIONSHIP ESTABLISHED THEREUNDER.

Section 22.8 Amendment and Restatement of Original Note Purchase Agreement.

The Company and the Purchasers agree that, upon (a) the execution and delivery of this Agreement by the Company and the Purchasers and (b) satisfaction (or waiver by the Purchasers in their sole discretion) of the conditions precedent set forth in **Section 4**, the terms and provisions of the Original Note Purchase Agreement shall be and hereby are amended, superseded and restated in their entirety by the terms and provisions of this Agreement. This Agreement is not intended to and shall not constitute a novation of the Original Note Purchase Agreement or the indebtedness created thereunder, including, without limitation, the Original Notes issued thereunder.

Section 22.9 Section 22.9. Release.

The Company hereby acknowledges and confirms that (a) it does not have any grounds, and hereby agrees not to challenge (or to allege or to pursue any matter, cause or claim arising under or with respect to), in any case based upon acts or omissions of the Purchasers occurring prior to the date hereof or facts otherwise known to it as of the date hereof, the effectiveness, genuineness, validity, collectibility or enforceability of this Agreement or any of the other Note Documents, the Obligations, the Liens securing such Obligations, or any of the terms or conditions of any Note Document (it being understood that such acknowledgment and confirmation does not preclude the Company from challenging any Purchaser's interpretation of any term or provision of this Agreement or of any other Note Document) and (b) it does not possess (and hereby forever waives, remises, releases, discharges and holds harmless the Purchasers and their respective affiliates, stockholders, directors, officers, employees, attorneys, agents and representatives and each of their respective heirs, executors, administrators, successors and assigns (collectively, the "*Released Parties*") from and against, and agrees not to allege or pursue) any action, cause of action, suit, debt, claim, counterclaim, cross-claim, demand, defense, offset, opposition, demand and every other right of action whatsoever, whether in law, equity or otherwise (which it, all those claiming by, through or under it, or its successors or assigns, have or may have) against the Released Parties, or any of them, by reason of, any matter, cause or thing whatsoever, with respect to events or omissions occurring or arising on or prior to the date hereof and relating to this Agreement or any of the other Note Documents (including, without limitation, with respect to the payment, performance, validity or enforceability of the Obligations, the Liens securing the Obligations or any or all of the terms or conditions of any Note Document) or any transaction relating thereto; *provided, however*, that the Company does not release or hold harmless any Released Party for actions or omissions by any such Released Party constituting, or losses or expenses directly resulting from, the gross negligence or willful misconduct of such Released Party as determined by a final judgment of a court of competent jurisdiction.

* * * * *

[Signature pages to follow]

If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterpart of this Agreement and return it to the Company, whereupon the foregoing shall become a binding agreement between you and the Company.

Very truly yours,

WABASH NATIONAL CORPORATION

By ____________________________________

Name: Christopher A. Black
Title: Vice President & Treasurer

The foregoing is hereby agreed
to as of the date thereof.

[VARIATION]

By ______________________________
[Title]

SCHEDULE A

INFORMATION RELATING TO PURCHASERS

Name and Address of Purchaser	Principal Amount of Notes Held
THE PRUDENTIAL INSURANCE COMPANY OF AMERICA	$25,000,000

(1) All payments by wire transfer of immediately available funds to:

Account No. 890-0304-391

The Bank of New York
New York, New York
(ABA No: 021-000-018)

Each such wire transfer shall set forth the name of the Company, a reference to "9.66% Series A Senior Secured Notes due March 30, 2004, Security No. !INV5315!, and the application (as among principal, interest and Make-Whole Amount) of the payment being made.

(2) All notices of payments and written confirmations of such wire transfers:

The Prudential Insurance Company of America
c/o Prudential Capital Group
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

Attention: Manager, Investment Operation Group
Telephone: (973) 802-5260
Telecopy: (973) 802-8055

(3) All communications:

The Prudential Insurance Company of America

c/o Prudential Capital Group
Four Gateway Center, 7th Floor
100 Mulberry Street
Newark, New Jersey 07102

Attention: Managing Director
Telephone: (973) 802-9819
Telecopy:

(4) Recipient of telephonic prepayment notices:

Attention: Manager, Investment Structuring and Pricing
Telephone: (973) 802-6660
Telecopy: (973) 802-9425

(5) Tax Identification No. 22-1211670

NATIONWIDE LIFE INSURANCE COMPANY $11,500,000

(1) All payments by wire transfer of immediately available funds to:

F/A/O Nationwide Life Insurance
Company Custody Account
No. 71615

Morgan Guaranty Trust Company of
New York
23 Wall Street
New York, New York 10015
(ABA No. 021-000-238)
Journal No. 999-99-024
Attn: Custody Service Dept.
PPN No.: __________

Each such wire transfer shall set forth the name of the Company, a reference to "9.66% Series A Senior Secured Notes due March 30, 2004, and the application (as among principal, interest and Make-Whole Amount) of the payment being made.

(2) All notices of payments and written confirmations of such wire transfers:

Nationwide Life Insurance Company
One Nationwide Plaza (1-32-09)
Columbus, Ohio 43215-2220

Attention: Corporate Money Management

(3) All other communications:

Nationwide Life Insurance Company
One Nationwide Plaza (1-33-07)
Columbus, Ohio 43216-2220

Attention: Corporate Fixed Income Securities

(4) Tax Identification No. 31-4156830

WEST COAST LIFE INSURANCE COMPANY $2,500,000

(1) All payments by wire transfer of immediately available funds to:

F/A/O West Coast Life Custody Account No. 73290

Morgan Guaranty Trust Company of New York
23 Wall Street
New York, New York 10015
(ABA No. 021-000-238)
Journal No. 999-99-024
Attn: Custody Service Dept.
PPN No.: __________

Each such wire transfer shall set forth the name of the Company, a reference to "9.66% Series A Senior Secured Notes due March 30, 2004, and the application (as among principal, interest and Make-Whole Amount) of the payment being made.

(2) All notices of payments and written confirmations of such wire transfers:

West Coast Life Insurance Company
343 Sansone Street

San Francisco, California 94104

Attention: Karl Snover

(3) All other communications:

West Coast Life Insurance Company
One Nationwide Plaza (1-33-07)
Columbus, Ohio 43215-2220

Attention: Corporate Fixed Income Securities

(4) Tax Identification No. 94-0971150

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY $1,000,000

(1) All payments by wire transfer of immediately available funds to:

F/A/O Nationwide Life and Annuity
Insurance Company Custody
Account No. 71620

Morgan Guaranty Trust Company of
New York
23 Wall Street
New York, New York 10015
(ABA No. 021-000-238)
Journal No. 999-99-024
Attn: Custody Service Dept.
PPN No.: ___________

Each such wire transfer shall set forth the name of the Company, a reference to "9.66% Series A Senior Secured Notes due March 30, 2004, and the application (as among principal, interest and Make-Whole Amount) of the payment being made.

(2) All notices of payments and written confirmations of such wire transfers:

Nationwide Life and Annuity Insurance Company

One Nationwide Plaza (1-32-09)
Columbus, Ohio 43215-2220

Attention: Corporate Money Management

(3) All other communications:

Nationwide Life and Annuity Insurance Company
One Nationwide Plaza (1-33-07)
Columbus, Ohio 43216-2220

Attention: Corporate Fixed Income Securities

(4) Tax Identification No. 31-1000740

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY $10,000,000

(1) All payments by wire transfer of immediately available funds to:

Bank of New York
ABA No.: 021-000-018 Bkof NYC/CTR/BBK=IOC565
Instit. Custody Department – GWL #640935

Each such wire transfer shall set forth the name of the Company, a reference to "9.66% Series A Senior Secured Notes due March 30, 2004, PPN No. ___________" and the application (as among principal, interest and Make-Whole Amount) of the payment being made and confirmation of principal balance.

(2) All notices of payments and written confirmations of such wire transfers:

The Bank of New York
Institutional Custody Department, 14th Floor
One Wall Street
New York, New York 10286

Telecopier: 212/635-8844

(3) All other communications:

Great-West Life & Annuity Insurance
Company
8515 East Orchard Road, 3T2
Greenwood, Colorado 80111

Attention: Corporate Finance Investments
Telecopier: (303) 737-6193

(4) Tax Identification No. 84-0467907

SCHEDULE B

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the **Section** hereof following such term:

"*Acquisition*" means any transaction, or any series of related transactions, consummated on or after the date of this Agreement, by which the Company or any of its Subsidiaries (a) acquires any going business or all or substantially all of the assets of any firm, corporation or division thereof which constitutes a going business, whether through purchase of assets, merger or otherwise or (b) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the securities of a corporation which have ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) or a majority (by percentage of voting power) of the outstanding partnership interests of a partnership or a majority (by percentage or voting power) of the outstanding ownership interests of a limited liability company.

"*Administrative Agent*" means Bank One in its capacity as contractual representative for itself and the Lenders pursuant to the Credit Agreement and any successor Administrative Agent appointed pursuant thereto.

"*Advance*" is defined in the Credit Agreement.

"*Affiliate*" of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person. A Person shall be deemed to control another Person if the controlling Person is the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of greater than ten percent (10%) or more of any class of voting securities (or other voting interests) of the controlled Person or possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of Capital Stock, by contract or otherwise. In addition, each director of the Company or any Subsidiary of the Company shall be deemed to be an Affiliate of the Company.

"*Aggregate Revolving Loan Commitment*" means the aggregate of the Revolving Loan Commitments of all the Lenders, as reduced from time to time pursuant to the terms hereof. The initial Aggregate Revolving Loan Commitment is $18,000,000.00, of which $10,444,995.69 is outstanding as of the Closing.

"*Agreement*" means this Amended and Restated Note Purchase Agreement, as it may be amended, restated or otherwise modified and in effect from time to time.

"*Approved Refinancing Indebtedness*" is defined in **Section 10.4(b).**

"*Authorized Officer*" means any of the chief executive officer, chief financial officer, controller and treasurer of the Company, acting singly.

"*Available Liquidity*" means, for any period, the sum of the average monthly balances during such period of (i) the amount by which (A) the Aggregate Revolving Loan Commitment in effect during such period exceeds (B) the aggregate outstanding amount of the Revolving Advances (as defined in the Credit Agreement) and Revolver L/C Obligations (as defined in the Credit Agreement) during such period and (ii) "Availability" (as defined in the Receivables Purchase Agreement) during such period.

"*Bank One*" means Bank One, Indiana, N.A. in its individual capacity, together with its successors.

"*Bank Notes*" means the Revolving Notes, the Term Notes and the PIK Notes (as defined in the Credit Agreement).

"*Benefit Plan*" means a defined benefit plan as defined in Section 3(35) of ERISA (other than a Multiemployer Plan) in respect of which the Company or any other member of the Controlled Group is, or within the immediately preceding six (6) years was, an "employer" as defined in Section 3(5) of ERISA.

"*Business Day*" means (a) for the purposes of **Section 8.6** only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in New York, Indiana or Illinois are required or authorized to be closed.

"*Capital Expenditures*" means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including Capitalized Leases and purchase money Indebtedness to the extent permitted hereunder) by the Company and its Subsidiaries during that period that, in conformity with GAAP, are required to be included in or reflected by the property, plant, equipment or similar fixed asset accounts reflected in the consolidated balance sheet of the Company and its Subsidiaries.

"*Capital Stock*" means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"*Capitalized Lease*" of a Person means any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP.

"*Capitalized Lease Obligations*" of a Person means the amount of the obligations of such Person under Capitalized Leases which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP.

"*Cash Equivalents*" means (a) marketable direct obligations issued or unconditionally guaranteed by the government of the United States; (b) domestic and

Eurodollar certificates of deposit and time deposits, bankers' acceptances and floating rate certificates of deposit issued by any commercial bank organized under the laws of the United States, any state thereof, the District of Columbia, or its branches or agencies and having capital and surplus in an aggregate amount not less than $500,000,000 (fully protected against currency fluctuations for any such deposits with a term of more than ten (10) days); (c) shares of money market, mutual or similar funds having net assets in excess of $500,000,000 maturing or being due or payable in full not more than one hundred eighty (180) days after the Company's acquisition thereof and the investments of which are limited to investment grade securities (i.e., securities rated at least Baa by Moody's Investors Service, Inc. or at least BBB by Standard & Poor's Ratings Group) and (d) commercial paper of United States banks and bank holding companies and their subsidiaries and United States finance, commercial, industrial or utility companies which, at the time of acquisition, are rated A-1 (or better) by Standard & Poor's Ratings Group or P-1 (or better) by Moody's Investors Service, Inc.; *provided* that the maturities of such Cash Equivalents shall not exceed 365 days.

"*Change of Control*" means the acquisition by any Person, or two or more Persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the Commission under the Securities Exchange Act of 1934) of 30% or more of the outstanding shares of voting stock of the Company.

"*Closing*" is defined in **Section 3**.

"*Code*" means the Internal Revenue Code of 1986, as amended, reformed or otherwise modified from time to time.

"*Collateral*" means all real and personal property and interests in real and personal property now owned or hereafter acquired by the Company or any of the Company's Domestic Subsidiaries in or upon which a security interest or lien is granted to the Collateral Agent, for the benefit of the Secured Parties, whether under the Security Agreement, under any of the other Collateral Documents or under any of the other Note Documents.

"*Collateral Agent*" means Bank One, NA, a national banking association, in its capacity as contractual representative for itself and the Secured Parties pursuant to the terms of the Intercreditor Agreement and any successor Collateral Agent appointed pursuant to the terms thereof.

"*Collateral Documents*" means the Security Agreement, the Pledge Agreements, the Mortgages and all other security agreements, pledges, powers of attorney, assignments, financing statements, vehicle titles and all other instruments and documents delivered to the Collateral Agent pursuant to **Section 9.14** hereof, together with all agreements, instruments and documents referred to therein or contemplated thereby.

"*Commission*" means the Securities and Exchange Commission and any Person succeeding to the functions thereof.

"*Company*" means Wabash National Corporation, a Delaware corporation, and its successors and assigns.

"*Compliance Certificate*" means a certificate substantially in the form of **Exhibit 7.1(b)** delivered to the Holders by the Company pursuant to the provisions of this Agreement and covering, among other things, its compliance with the financial covenants contained in **Section 10** and certain other provisions of this Agreement.

"*Confidential Information*" is defined in **Section 20**.

"*Consolidated EBITDA*" means, for any period, on a consolidated basis for the Company and its consolidated Subsidiaries, the sum of the amounts for such period, without duplication, of (i) Consolidated Operating Income, *plus* (ii) charges against income for foreign taxes and U.S. income taxes to the extent deducted in computing Consolidated Operating Income, *plus* (iii) Interest Expense to the extent deducted in computing Consolidated Operating Income, *plus* (iv) depreciation expense to the extent deducted in computing Consolidated Operating Income, *plus* (v) amortization expense, including, without limitation, amortization of goodwill and other intangible assets to the extent deducted in computing Consolidated Operating Income, *plus* (vi) other non-cash charges (in an aggregate amount not in excess of $15,000,000 during any fiscal year of the Company) in accordance with GAAP to the extent deducted in computing Consolidated Operating Income, *minus* (x) the total interest income of the Company and its Subsidiaries to the extent included in computing Consolidated Operating Income *minus* (y) the total tax benefit reported by the Company and its Subsidiaries to the extent included in computing Consolidated Operating Income.

"*Consolidated Equity*" means as of the date of any determination thereof, the total stockholders' equity of the Company and its Subsidiaries on a consolidated basis, all as determined in accordance with GAAP.

"*Consolidated Funded Debt*" means Funded Debt of the Company and its Subsidiaries, determined on a consolidated basis eliminating intercompany items.

"*Consolidated Net Income*" means, with reference to any period, the net income (or loss) of the Company and its Subsidiaries for such period (taken as a cumulative whole), as determined in accordance with GAAP, after eliminating all offsetting debits and credits between the Company and its Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP.

"*Consolidated Operating Income*" means, with reference to any period, the net operating income (or loss) of the Company and its Subsidiaries for such period (taken as a cumulative whole on a consolidated basis) including, without limitation, all restructuring expenses for such period (exclusive of "other income/expenses" as reflected in the Company's consolidated statement of income of the Company and its Subsidiaries for such period and related to non-operating and non-recurring income and expenses), as determined in accordance with GAAP, after eliminating all offsetting debits and credits between the Company and its Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP.

"*Consolidated Priority Debt*" means Priority Debt of the Company and its Subsidiaries, determined on a consolidated basis eliminating intercompany items.

"*Consolidated Tangible Net Worth*" means as of the date of any determination thereof, the arithmetic sum of:

(a) the amount of the capital stock accounts (net of treasury stock, at cost) *plus* (or *minus* in the case of deficit) the surplus and retained earnings of the Company and its Subsidiaries,

PLUS

(b) minority interests and deferred taxes of the Company and its Subsidiaries,

MINUS

(c) the net book value, after deducting any reserves applicable thereto, of all items of the following character which are included in the assets of the Company and its Subsidiaries, to wit:

(i) the incremental increase in an asset resulting from any reappraisal, revaluation or write-up of assets (other than any revaluation or write-up of assets in accordance with GAAP); and

(ii) goodwill, patents, patent applications, permits, trademarks, trade names, copyrights, licenses, franchises, experimental expense, organizational expense, unamortized debt discount and expense, the excess of cost of shares acquired over book value of related assets and such other assets as are properly classified as "*intangible assets*" acquired by the Company or any Subsidiary after December 1, 1996 to the extent and in the amount by which the fair market value thereof is in excess of 10% of Consolidated Total Assets as of any date of determination of Consolidated Total Assets;

all determined in accordance with GAAP.

"*Consolidated Tax Adjusted Equity*" means as of the date of any determination thereof, Consolidated Equity plus the cumulative federal, state and local income tax benefit reported by the Company in accordance with GAAP.

"*Consolidated Total Assets*" means as of the date of any determination thereof, total assets of the Company and its Subsidiaries determined on a consolidated basis in accordance with GAAP.

"Consolidated Total Capitalization" means as of the date of any determination thereof, the sum of (a) Consolidated Funded Debt *plus* (b) Consolidated Tangible Net Worth.

"Contaminant" means any waste, pollutant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or petroleum-derived substance or waste, asbestos, polychlorinated biphenyls (*"PCBs"*), or any constituent of any such substance or waste, and includes but is not limited to these terms as defined in Environmental, Health or Safety Requirements of Law.

"Contingent Obligation", as applied to any Person, means any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such Indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such Indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation;

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of any other Person to make payment of the Indebtedness or obligation; or

(d) otherwise to assure the owner of such Indebtedness or obligation against loss in respect thereof.

In any computation of the Indebtedness or other liabilities of the obligor under any Contingent Obligation, the Indebtedness or other obligations that are the subject of such Contingent Obligation shall be assumed to be direct obligations of such obligor.

"Contractual Obligation", as applied to any Person, means any provision of any equity or debt securities issued by that Person or any indenture, mortgage, deed of trust, security agreement, pledge agreement, guaranty, contract, undertaking, agreement or instrument, in any case in writing, to which that Person is a party or by which it or any of its properties is bound, or to which it or any of its properties is subject.

"Controlled Group" means the group consisting of (a) any corporation which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as the Company; (b) a partnership or other trade or business (whether or not incorporated) which is under common control (within the meaning of Section 414(c) of the Code) with the Company; and (c) a member of the same affiliated service group (within the meaning of Section 414(m) of the Code) as the Company, any

corporation described in clause (a) above or any partnership or trade or business described in clause (b) above.

"Credit Agreement" means the Amended and Restated Credit Agreement dated as of April 11, 2002, among the Company, the financial institutions from time to time party thereto as lenders and Bank One, Indiana, N.A. as Administrative Agent, as amended from time to time in accordance with **Section 10.2(t)** hereof.

"Customary Permitted Liens" means:

(a) Liens (other than Environmental Liens and Liens in favor of the IRS or the PBGC) with respect to the payment of taxes, assessments or governmental charges in all cases which are not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with GAAP;

(b) statutory Liens of landlords and Liens of suppliers, mechanics, carriers, materialmen, warehousemen or workmen and other similar Liens imposed by law created in the ordinary course of business for amounts not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with GAAP;

(c) Liens (other than Environmental Liens and Liens in favor of the IRS or the PBGC) incurred or deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance or other types of social security benefits or to secure the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), surety, appeal and performance bonds; provided that (A) all such Liens do not in the aggregate materially detract from the value of assets or property of the Company and its Subsidiaries taken as a whole or materially impair the use thereof in the operation of their businesses taken as a whole, and (B) all Liens securing bonds to stay judgments or in connection with appeals that do not secure at any time an aggregate amount exceeding $5,000,000;

(d) Liens arising with respect to zoning restrictions, easements, licenses, reservations, covenants, rights-of-way, utility easements, building restrictions and other similar charges or encumbrances on the use of real property which do not interfere in any material respect with the ordinary conduct of the business of the Company or any Subsidiary of the Company;

(e) Liens of attachment or judgment with respect to judgments, writs or warrants of attachment, or similar process against the Company or any Subsidiary of the Company which do not constitute a Default under **Section 11**;

(f) Liens arising from leases, subleases or licenses granted to others which do not interfere in any material respect with the business of the Company or any Subsidiary of the Company; and

(g) any interest or title of the lessor in the property subject to any operating lease entered into by the Company or any Subsidiary of the Company in the ordinary course of business.

"Default" means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

"Default Rate" means that rate of interest that is the greater of (a) 11.66% per annum or (b) 2% over the rate of interest publicly announced by Morgan Guaranty Bank of New York in New York City, New York as its "base" or "prime" rate.

"Deferral Fee Notes" is defined in **Section 4.11(a).**

"Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after March 30, 2004.

"DOL" means the United States Department of Labor and any Person succeeding to the functions thereof.

"Dollar" and *"$"* means dollars in the lawful currency of the United States of America.

"Domestic Subsidiary" means a Subsidiary organized under the laws of a jurisdiction located in the United States of America, including, without limitation, those Subsidiaries identified as "Domestic Subsidiaries" on **Schedule 5.4** hereto.

"Environmental, Health or Safety Requirements of Law" means all Requirements of Law derived from or relating to federal, state and local laws or regulations relating to or addressing pollution or protection of the environment, or protection of worker health or safety, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Occupational Safety and Health Act of 1970, 29 U.S.C. § 651 et seq., and the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq., in each case including any amendments thereto, any successor statutes, and any regulations or guidance promulgated thereunder, and any state or local equivalent thereof.

"Environmental Laws" means any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"Environmental Lien" means a lien in favor of any Governmental Authority for (a) any liability under Environmental, Health or Safety Requirements of Law, or (b)

damages arising from, or costs incurred by such Governmental Authority in response to, a Release or threatened Release of a Contaminant into the environment.

"*Environmental Property Transfer Act*" means any applicable requirement of law that conditions, restricts, prohibits or requires any notification or disclosure triggered by the closure of any property or the transfer, sale or lease of any property or deed or title for any property for environmental reasons, including, but not limited to, any so-called "Industrial Site Recovery Act" or "Responsible Property Transfer Act."

"*Equity Interests*" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (including any debt security that is convertible into, or exchangeable for, Capital Stock).

"*ERISA*" means the Employee Retirement Income Security Act of 1974, as amended from time to time including (unless the context otherwise requires) any rules or regulations promulgated thereunder.

"*ERISA Affiliate*" means any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code.

"*Event of Default*" is defined in **Section 11**.

"*Excess Cash Flow*" means, without duplication, for any fiscal quarter of the Company, an amount equal to:

(a) the sum of cash and Cash Equivalents of the Company and its Subsidiaries on the last day of such fiscal quarter;

(plus) (b) Available Liquidity on the last day of such fiscal quarter;

minus (c) the Projected Liquidity Amount on the last day of such fiscal quarter;

minus (d) $5,000,000.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Existing Letters of Credit*" is defined in the Credit Agreement.

"*Finance Contracts*" means any chattel paper originated by the Company or any of its Subsidiaries pursuant to a bona fide sale transaction in the ordinary course of business with a customer or any Subsidiary.

"*First Tier Foreign Subsidiary*" means each Foreign Subsidiary with respect to which any one or more of the Company or its Domestic Subsidiaries directly owns or controls more than 50% of such Foreign Subsidiary's Capital Stock.

"*Fleet Lease Transaction*" means (i) the lease transaction among Wabash Statutory Trust – 2000 as lessor and Apex Trailer Leasing & Rentals, L.P. as lessee under that certain Amended and Restated Equipment Lease dated as of March 30, 2001, as amended, restated, supplemented or otherwise modified from time to time and all other instruments and documents related thereto and (ii) the lease transaction among Fleet Capital Corporation (as successor to BancBoston Leasing, Inc.) as lessor and Apex Trailer Leasing & Rentals, L.P. as lessee under that certain Master Lease Agreement dated as of September 5, 1997, as amended, restated, supplemented or otherwise modified from time to time and all other instruments and documents related thereto.

"*Foreign Employee Benefit Plan*" means any employee benefit plan as defined in Section 3(3) of ERISA which is maintained or contributed to for the benefit of the employees of the Company, any of its Subsidiaries or any members of its Controlled Group and is not covered by ERISA pursuant to ERISA Section 4(b)(4).

"*Foreign Pension Plan*" means any employee benefit plan as described in Section 3(3) of ERISA which (a) is maintained or contributed to for the benefit of employees of the Company, any of its Subsidiaries or any of its ERISA Affiliates, (b) is not covered by ERISA pursuant to Section 4(b)(4) of ERISA, and (c) under applicable local law, is required to be funded through a trust or other funding vehicle.

"*Foreign Subsidiary*" means a Subsidiary of the Company which is not a Domestic Subsidiary.

"*Fruehauf Preferred Stock*" means the Series A 6% Cumulative Convertible Exchangeable Preferred Stock of the Company.

"*Funded Debt*" of any Person means all Indebtedness of such Person which would, in accordance with GAAP, constitute long-term Indebtedness, including, without limitation (a) all Indebtedness of such Person for borrowed money or which has been incurred in connection with the acquisition of assets in each case having a final maturity of more than one year from the date of origin thereof (or which is renewable or extendible at the option of the obligor for a period or periods more than one year from the date of origin), including in any event all payments in respect thereof that are required to be made within one year from the date of any determination of Funded Debt, whether or not the obligation to make such payments shall constitute a current liability of the obligor under GAAP, and all Indebtedness of such Person outstanding under any revolving credit, line of credit, commercial extension of credit or similar agreement between such Person and an Institutional Investor which is classified as long-term in accordance with GAAP, (b) all Capitalized Rentals of such Person, (c) all Guaranties by such Person of Funded Debt of others, and (d) all Indebtedness of such Person outstanding under any revolving credit, line of credit, commercial extension of credit or similar agreement between such Person and an Institutional Investor, whether or not classified as long-term or short-term Indebtedness, if, during the 365-day period immediately preceding the date of any determination of Funded Debt of such Person, there shall not have been a period of at least 30 consecutive days during which Indebtedness of such Person outstanding under such revolving credit, line of credit, commercial extension of credit or similar agreement is equal to zero, in which event there shall be included in such determination of Funded Debt an amount equal to the highest aggregate amount of all such Indebtedness outstanding during any period of 30 consecutive days selected by such Person during such preceding 365-day period.

"*GAAP*" means generally accepted accounting principles as in effect from time to time in the United States, applied in a manner consistent with those used in preparing the financial statements referred to in **Section 7.1** hereof.

"*Governmental Acts*" is defined in the Credit Agreement.

"*Governmental Authority*" means any nation or government, any foreign, federal, state, local or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"*Guarantor*" means each Initial Guarantor and each other Domestic Subsidiary that executes and delivers a Note Guaranty, and in each case their respective successors and assigns.

"*Guaranty*" means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such Indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such Indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation;

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of any other Person to make payment of the Indebtedness or obligation; or

(d) otherwise to assure the owner of such Indebtedness or obligation against loss in respect thereof.

In any computation of the Indebtedness or other liabilities of the obligor under any Guaranty, the Indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

"*Hazardous Material*" means any and all pollutants, toxic or hazardous wastes or any other substances that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, prohibited or penalized by any applicable law (including, without limitation, asbestos, urea formaldehyde foam insulation and polychlorinated biphenyls).

"*Hedging Obligations*" of a Person means any and all obligations of such Person, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (a) any and all agreements, devices or arrangements designed to protect at least one of the parties thereto from the fluctuations of interest rates, commodity prices, exchange rates or forward rates applicable to such party's assets, liabilities or exchange transactions, including, but not limited to, dollar-denominated or cross-currency interest rate exchange agreements, forward currency exchange agreements, interest rate cap or collar protection agreements, forward rate currency or interest rate options, puts and warrants, and (b) any and all cancellations, buy backs, reversals, terminations or assignments of any of the foregoing.

"*holder*" or "*Holder*" means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to **Section 13.1**.

"*Indebtedness*" means, with respect to any Person, without duplication,

(a) its liabilities for borrowed money, including reimbursement obligations (contingent or otherwise) with respect to letters of credit;

(b) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including, without limitation, all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(c) its Capitalized Lease Obligations;

(d) all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(e) its Off-Balance Sheet Liabilities;

(f) its Receivables Facility Attributed Indebtedness; and

(g) any Contingent Obligation of such Person with respect to liabilities of a type described in any of clauses (a) through (f) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (a) through (g) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP. In no event shall Indebtedness include Unfunded Liabilities of any Plan of the Company and its Subsidiaries, which amount, as of December 31, 2001, was zero.

"*Initial Guarantors*" means each Domestic Subsidiary (other than WNC, WNC Receivables Management Corp., WNC Funding LLC and WNC Funding Manager Corp.) in existence on the Closing.

"*Institutional Investor*" means (a) any original purchaser of a Note, (b) any holder of a Note holding more than 5% of the aggregate principal amount of the Notes then outstanding, and (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form.

"*Intercreditor Agreement*" means the Intercreditor and Collateral Agency Agreement dated as of April 11, 2002, among the Collateral Agent, the Administrative Agent and the Secured Parties, as such agreement may be amended, restated, supplemented (including by way of joinder of additional parties thereto in accordance with its terms) or otherwise modified from time to time.

"*Interest Coverage Ratio*" means, as of any date the same is to be determined, the ratio of (a) Consolidated EBITDA as of such date for (i) in the case of calculating Consolidated EBITDA for each relevant month in the Company's fiscal year ending on or about December 31, 2002, the cumulative period of months ending on and after April 30, 2002 and (ii) in the case of calculating Consolidated EBITDA for each month thereafter, the period of four consecutive fiscal quarters then ending to (b) Interest Expense during the same applicable periods.

"*Interest Expense*" means, for any period, the total interest expense of the Company and its consolidated Subsidiaries, whether paid or accrued (including the total interest expense under the Permitted Receivables Transfer), including interest expense not payable in cash (including amortization or write-off of debt discount and debt issuance costs and commissions and discounts and other fees and charges associated with Indebtedness (including the Obligations)), all as determined in conformity with GAAP.

"*Interest Rate Agreements*" is defined in Section **10.2(p)** hereof.

"*Investment*" means, with respect to any Person, (a) any purchase or other acquisition by that Person any Indebtedness, Equity Interests or other securities, or of a beneficial interest in any Indebtedness, Equity Interests or other securities, issued by any other Person, (b) any purchase by that Person of all or substantially all of the assets of a business conducted by another Person, and (c) any loan, advance (other than deposits with financial institutions available for withdrawal on demand, prepaid expenses, accounts receivable, advances to employees and similar items made or incurred in the ordinary course of business) or capital contribution by that Person to any other Person, including all Indebtedness to such Person arising from a sale of property by such Person other than in the ordinary course of its business.

"*IRS*" means the Internal Revenue Service and any Person succeeding to the functions thereof.

"*Lafayette Property*" means all of the real property owned by Wabash National, L.P. in Lafayette, Indiana which includes the central offices and manufacturing facilities of the Company.

"*L/C Obligations*" is defined in the Credit Agreement.

"*Lenders*" means the lending institutions listed on the signature pages of the Credit Agreement, including the Issuing Lender (as defined in the Credit Agreement) and their respective successors and assigns.

"*Letter(s) of Credit*" is defined in the Credit Agreement.

"*Leverage Valuation Ratio*" means, as of any date the same is to be determined, the ratio of (a) the sum of the aggregate outstanding principal amount of the Obligations, the Series C-H Obligations, the Series I Obligations and the Indebtedness (excluding L/C Obligations) under the Credit Agreement to (b) Consolidated Total Assets only to the extent consisting of cash and Cash Equivalents, net inventory, net prepaid and other expenses and net property, plant and equipment as of such date, in all cases as determined in accordance with GAAP.

"*Lien*" means any lien (statutory or other), mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance or preference, priority or security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or lessor under any conditional sale, Capitalized Lease or other title retention agreement).

"*Loan(s)*" is defined in the Credit Agreement.

"*Loan Parties*" means the Company and each of the Guarantors.

"*Make-Whole Amount*" is defined in **Section 8.6**.

"*Make-Whole Notes*" is defined in **Section 4.11(b).**

"*Margin Stock*" shall have the meaning ascribed to such term in Regulation U.

"*Material*" means material in relation to the business, operations, affairs, financial condition, assets, properties or prospects of the Company and its Subsidiaries taken as a whole.

"*Material Adverse Effect*" means a material adverse effect upon (a) the business, condition (financial or otherwise), operations, performance, Properties or prospects of the

Company and its Subsidiaries taken as a whole, (b) the ability of the Company and its Subsidiaries to perform their respective obligations under the Note Documents, or (c) the ability of the Holders to enforce the Obligations in any material respect.

"Material Real Estate Property" shall mean each individual parcel of property owned by the Company or its Domestic Subsidiaries that has a net book value in excess of $3,000,000, excluding therefrom any parcels that are anticipated to be included in the SunTrust Sale Leaseback.

"Mortgages" means the mortgages and deeds of trust from time to time executed by one or more of the Loan Parties in favor of the Collateral Agent for the benefit of the Holders and the other Secured Parties, as amended, restated, supplemented or otherwise modified from time to time.

"Multiemployer Plan" means a "Multiemployer Plan" as defined in Section 4001(a)(3) of ERISA which is, or within the immediately preceding six (6) years was, contributed to by either the Company or any member of the Controlled Group.

"National City Lease Transaction" means the lease transaction among National City Leasing Corporation as lessor and Apex Trailer Leasing & Rentals, L.P. (as successor to Wabash National Finance Corporation) as lessee under that certain Master Equipment Lease Agreement No. 07008 dated as of December 30, 1996, as amended, restated, supplemented or otherwise modified from time to time.

"Note Documents" means this Agreement, the Notes, the Note Guaranty, the Collateral Documents and all other documents, instruments and agreements executed in connection therewith or contemplated thereby, including the letter agreement regarding fees among the Administrative Agent, the Collateral Agent and the Company, in each case as the same may be amended, restated or otherwise modified and in effect from time to time.

"Note Guaranty" is defined in **Section 1.2**.

"Notes" is defined in **Section 1**.

"Obligations" means all Notes, advances, debts, liabilities, obligations, covenants and duties owing by the Company to any Holder, any Affiliate of any of the foregoing or any indemnitee, of any kind or nature, present or future, arising under this Agreement, the Notes or any other Note Document, whether or not evidenced by any note, guaranty or other instrument, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, guaranty, indemnification, or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired. The term includes, without limitation, all interest, charges, expenses, fees, attorneys' fees and disbursements, paralegals' fees (in each case whether or not allowed), and any other sum chargeable to the Company under this Agreement or any other Note Document.

"*Off-Balance Sheet Liabilities*" of a Person means (a) any repurchase obligation or liability of such Person or any of its Subsidiaries with respect to accounts or notes receivable sold by such Person or any of its Subsidiaries, (b) any liability of such Person or any of its Subsidiaries under any sale and leaseback transactions which do not create a liability on the consolidated balance sheet of such Person, (c) any liability of such person or any of its Subsidiaries under any so-called "synthetic" lease transaction, or (d) any obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the consolidated balance sheets of such Person and its Subsidiaries.

"*Officer's Certificate*" means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.

"*Original Credit Agreement*" means the Credit Agreement dated as of September 30, 1997 among the Company, the financial institutions parties thereto and the Administrative Agent, as amended by Amendment No. 1 dated as of January 30, 1998, Amendment No. 2 dated as of September 30, 1999 and Amendment No. 3 dated as of November 30, 2000.

"*Original Note Guaranty*" is defined in **Section 1.2**.

"*Original Note Purchase Agreement*" is defined in **Section 1.1**.

"*Original Notes*" is defined in **Section 1.1**.

"*Originators*" means Wabash National, L.P. and NOAMTC, Inc., in their capacities as parties to the Receivables Sale Agreement.

"*Other Agreements*" is defined in **Section 2**.

"*Other Purchasers*" is defined in **Section 2**.

"*PBGC*" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

"*Permitted Acquisition*" means any Acquisition made by the Company or any of its Subsidiaries provided that: (a) as of the date of such Acquisition, no Default or Event of Default shall have occurred and be continuing or would result from such Acquisition or from the incurrence of any Indebtedness in connection with such Acquisition; (b) prior to the date of such Acquisition, such Acquisition shall have been approved by the board of directors and, if applicable, the shareholders of the Person whose stock or assets are being acquired in connection with such Acquisition and no claim or challenge has been asserted or threatened by any shareholder or director of such Person which could reasonably be expected to have a material adverse effect on such Acquisition or a Material Adverse Effect; (c) as of the date of any such Acquisition, all approvals required in connection with such Acquisition shall have been obtained and (d) the Purchase Price paid or payable to the Company and its Subsidiaries for all Permitted Acquisitions during any fiscal year of the Company shall not exceed $2,500,000.

"*Permitted Existing Contingent Obligations*" means the Contingent Obligations of the Company and its Subsidiaries identified as such on **Schedule 5.14** to this Agreement.

"*Permitted Existing Indebtedness*" means the Indebtedness of the Company and its Subsidiaries identified as such on **Schedule 5.14** to this Agreement.

"*Permitted Existing Investments*" means the Investments of the Company and its Subsidiaries identified as such on **Schedule 5.14** to this Agreement.

"*Permitted Existing Liens*" means the Liens on assets of the Company or its Subsidiaries identified as such on **Schedule 5.14** to this Agreement.

"*Permitted Receivables Transfer*" means (i) a sale or other transfer by any Originator to WNC of "Receivables," and "Collections" under, and as such terms are defined in, the Receivables Sale Agreement, in accordance with the terms of the Receivables Sale Agreement, and/or (ii) a sale by WNC to purchasers of "Purchaser Interests" under, and as such term is defined in, the Receivables Purchase Agreement, in accordance with the terms of the Receivables Purchase Agreement.

"*Person*" means any individual, corporation, firm, enterprise, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company or other entity of any kind, or any government or political subdivision or any agency, department or instrumentality thereof.

"*PIK Notes*" means the Deferral Fee Notes and the Make-Whole Notes, collectively.

"*Plan*" means an employee benefit plan defined in Section 3(3) of ERISA in respect of which the Company or any member of the Controlled Group is, or within the immediately preceding six (6) years was, an "employer" as defined in Section 3(5) of ERISA.

"*Pledge Agreements*" means the pledge agreements from time to time executed pursuant to the terms of **clause (a)** and **clause (b)** of **Section 9.14** in favor of the Collateral Agent for the benefit of the Secured Parties, as amended, restated, supplemented or otherwise modified from time to time.

"*Priority Debt*" means (i) all Indebtedness of the Company or any Subsidiary secured by a Lien on any property of the Company or any Subsidiary, excluding Indebtedness secured by Liens permitted by **clauses (i), (ii), (iii), (iv), (vi)** and **(vii)** of **Section 10.2(c)**, but including Indebtedness secured by Liens permitted by **clause (v)** of **Section 10.2(c)**, and (ii) all Indebtedness of Subsidiaries other than Indebtedness of a Subsidiary to the Company.

"*Projected Liquidity Amount*" means, for any period, the applicable amount so designated for such period in the Company's "Covenant Case Projection" as set forth in **Schedule B19** to this Agreement.

"*Property*" of a Person means any and all property, whether real, personal, tangible, intangible, or mixed, of such Person, or other assets owned, leased or operated by such Person.

"*Purchase Price*" means the total consideration and other amounts payable in connection with any Acquisition, including, without limitation, any portion of the consideration payable in cash, the value of any Capital Stock or other equity interests of the Company or any Subsidiary issued as consideration for such Acquisition, all Indebtedness and other monetary liabilities incurred or assumed in connection with such Acquisition and all transaction costs and expenses incurred in connection with such Acquisition.

"*QPAM Exemption*" means Prohibited Transaction Class Exemption 84-14 issued by the United States Department of Labor.

"*Real Estate Instruments*" is defined in **Section 9.14(d).**

"*Receivables Facility Attributed Indebtedness*" means the amount of obligations outstanding under a receivables purchase facility on any date of determination that would be characterized as principal if such facility were structured as a secured lending transaction rather than as a purchase.

"*Receivables Purchase Agreement*" means that certain Receivables Purchase and Servicing Agreement dated as of April 11, 2002 among WNC, as seller, Wabash Financing LLC, as servicer, WNC Receivables Management Corporation, as independent member, General Electric Capital Corporation, as sole initial purchaser and as agent, and the other purchasers from time to time party thereto, as such agreement may be amended, restated or otherwise modified from time to time, or any replacement or substitution therefor.

"*Receivables Purchase Documents*" means the Receivables Sale Agreement and the Receivables Purchase Agreement.

"*Receivables Sale Agreement*" means that certain Receivables Sale and Contribution Agreement, dated as of April 11, 2002, by and among the Company, Wabash National, L.P., NOAMTC, Inc., and WNC, as such agreement may be amended, restated or otherwise modified from time to time, or any replacement or substitution therefor.

"*Regulation T*" means Regulation T of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by and to brokers and dealers of securities for the purpose of purchasing or carrying margin stock (as defined therein).

"*Regulation U*" means Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks and nonbank, nonbroker lenders for the purpose of purchasing or carrying Margin Stock.

"*Regulation X*" means Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by foreign lenders for the purpose of purchasing or carrying margin stock (as defined therein).

"*Release*" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including the movement of Contaminants through or in the air, soil, surface water or groundwater.

"*Released Parties*" shall have the meaning assigned thereto in **Section 22.9**.

"*Reportable Event*" means a reportable event as defined in Section 4043 of ERISA and the regulations issued under such section, with respect to a Plan, excluding, however, such events as to which the PBGC by regulation waived the requirement of Section 4043(a) of ERISA that it be notified within 30 days after such event occurs, provided, however, that a failure to meet the minimum funding standards of Section 412 of the Code and of Section 302 of ERISA shall be a Reportable Event regardless of the issuance of any such waiver of the notice requirement in accordance with either Section 4043(a) of ERISA or Section 412(d) of the Code.

"*Required Holders*" means, at any time, the holders of more than 50% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates and exclusive of Deferral Fee Notes and Make-Whole Notes).

"*Required Secured Parties*" shall have the meaning assigned thereto in the Intercreditor Agreement.

"*Requirements of Law*" means, as to any Person, the charter and by-laws or other organizational or governing documents of such Person, and any law, rule or regulation, or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject including, without limitation, the Securities Act of 1933, the Securities Exchange Act 1934, Regulations T, U and X promulgated by the Board of Governors of the Federal Reserve System, ERISA, the Fair Labor Standards Act, the Worker Adjustment and Retraining Notification Act, Americans with Disabilities Act of

1990, and any certificate of occupancy, zoning ordinance, building, environmental or land use requirement or permit or environmental, labor, employment, occupational safety or health law, rule or regulation, including Environmental, Health or Safety Requirements of Law.

"*Responsible Officer*" means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this agreement.

"*Restricted Payment*" means (i) any dividend or other distribution, direct or indirect, on account of any Equity Interests of the Company now or hereafter outstanding, except a dividend payable solely in the Company's Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock, (ii) any redemption, retirement, purchase or other acquisition for value, direct or indirect, of any Equity Interests of the Company or any of its Subsidiaries now or hereafter outstanding, other than in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than Disqualified Stock), (iii) any redemption, purchase, retirement, defeasance, prepayment or other acquisition for value, direct or indirect, of any Indebtedness prior to the stated maturity thereof, other than the Obligations and (iv) any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any Indebtedness (other than the Obligations) or any Equity Interests of the Company or any of the Company's Subsidiaries, or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission.

"*Restructuring Transaction*" means the transactions contemplated by this Agreement and the Credit Agreement which include the extension of the maturities of the Original Series C Notes, the execution and delivery of the Collateral Documents, the execution and delivery of the Permitted Receivables Transfer, the amendments and/or waivers to the Fleet Lease Transaction and all transactions relating thereto.

"*Revolving Lender*" means any Lender with a Revolving Loan Commitment.

"*Revolving Loan*" means a loan by a Lender to the Company as part of a Revolving Advance.

"*Revolving Loan Commitment*" is defined in the Credit Agreement.

"*Revolving Note*" is defined in the Credit Agreement.

"*Secured Obligations*" has the meaning ascribed to such term in the Intercreditor Agreement.

"*Secured Parties*" has the meaning ascribed to such term in the Intercreditor Agreement.

"*Securities Act*" means the Securities Act of 1933, as amended from time to time.

"*Security Agreement*" means that certain Security Agreement dated as of April 11, 2002, executed by the Company and the Initial Guarantors in favor of the Collateral Agent for the benefit of the Secured Parties, as amended, restated, supplemented or otherwise modified from time to time.

"*Senior Financial Officer*" means the chief financial officer, principal accounting officer, treasurer or comptroller of the Company.

"*Senior Funded Debt*" of any Person means Funded Debt of such Person which is not expressed to be subordinate or junior in rank to any other Funded Debt of such Person.

"*Senior Notes*" means $192,000,000 aggregate principal amount of the Company's Senior Notes, Series A and Series C through I, due 2004-2008.

"*Series A Note Principal Allocation*" shall mean, at any time, the percentage determined by dividing (a) the outstanding principal amount of the Notes (other than the Deferral Fee Notes and the Make-Whole Notes) as of such time, by (b) the sum of (i) the outstanding principal amount of the Senior Secured Notes (other than the Deferral Fee Notes and the Make-Whole Notes)(as each such term is defined in the Intercreditor Agreement), and (ii) the sum of (1) the outstanding principal amount of all of the Term Loans (other than the PIK Notes) plus (2) the amount then available for drawing under all Term Letters of Credit plus (3) the amount of unpaid reimbursement obligations with respect to drawings under all Term Letters of Credit (as each such term is defined in the Credit Agreement as in effect at the Closing).

"*Series C-H Note Purchase Agreements*" means the separate and several Amended and Restated Note Purchase Agreements relating to the Series C-H Notes of the Company dated as of the date hereof among the Company and the institutional investors named therein, as amended from time to time in accordance with **Section 10.2(t)** hereof.

"*Series C-H Obligations*" means "Obligations" as defined in the Series C-H Note Purchase Agreements.

"*Series I Note Purchase Agreement*" means that certain Amended and Restated Note Purchase Agreement relating to the Series I Notes of the Company dated as of the date hereof among the Company and the institutional investors named therein, as amended from time to time in accordance with **Section 10.2(t)** hereof.

"*Series I Obligations*" means "Obligations" as defined in the Series I Note Purchase Agreement.

"*Significant Real Estate Property*" shall mean each individual parcel of property owned by the Company or its Domestic Subsidiaries that has a net book value in excess of $1,000,000 and less than $3,000,000, excluding therefrom any parcels that are anticipated to be included in the SunTrust Sale Leaseback.

"*Single Employer Plan*" means a Plan maintained by the Company or any member of the Controlled Group for employees of the Company or any member of the Controlled Group.

"*Subordinated Debt*" means, for any period, on a consolidated basis for the Company and its Subsidiaries, the sum of Indebtedness of such Persons the payment of which is subordinated to the payment of the Secured Obligations to the written satisfaction of the Required Holders.

"*Subsidiary*" of a Person means (a) any corporation more than 50% of the outstanding securities having ordinary voting power of which shall at the time be owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, or (b) any company, partnership, limited liability company, association, joint venture or similar business organization more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled. Unless otherwise expressly provided, all references herein to a "Subsidiary" shall mean a direct or indirect Subsidiary of the Company.

"*SunTrust Sale Leaseback*" means that certain sale and leaseback of certain real property owned by the Company and/or certain of its Domestic Subsidiaries to be effected pursuant to that certain engagement letter agreement between the Company and SunTrust Robinson Humphrey dated February 1, 2002.

"*Tangible Assets*" means as of the date of any determination thereof, with respect to any Person, total assets of such Person in accordance with GAAP, but excluding therefrom goodwill, patents, patent applications, permits, trademarks, trade names, copyrights, licenses, franchises, experimental expense, organizational expense, unamortized debt discount and expense, the excess of cost of shares acquired over book value of related assets and such other assets as are properly classified as "intangible assets" in accordance with GAAP.

"*Term Letter(s) of Credit*" is defined in the Credit Agreement.

"*Term Loans*" is defined in the Credit Agreement.

"*Term Loan Lender*" is defined in the Credit Agreement.

"*Term Note*" is defined in the Credit Agreement.

"*Termination Event*" means (i) a Reportable Event with respect to any Benefit Plan; (ii) the withdrawal of the Company or any member of the Controlled Group from a Benefit Plan during a plan year in which the Company or such Controlled Group member was a "substantial employer" as defined in Section 4001(a)(2) of ERISA or the cessation of operations which results in the termination of employment of twenty percent (20%) of Benefit Plan participants who are employees of the Company or any member of the Controlled Group; (iii) the imposition of an obligation on the Company or any member of the Controlled Group under Section 4041 of ERISA to provide affected parties written notice of intent to terminate a Benefit Plan in a distress termination described in Section

4041(c) of ERISA; (iv) the institution by the PBGC of proceedings to terminate a Benefit Plan; (v) any event or condition which could reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Benefit Plan; or (vi) the partial or complete withdrawal of the Company or any member of the Controlled Group from a Multiemployer Plan.

"*Transfer*" means, with respect to any property, the sale, exchange, conveyance, lease, transfer or other disposition of such property.

"*Unfunded Liabilities*" means the amount (if any) by which the present value of all vested and unvested accrued benefits under all Single Employer Plans exceeds the fair market value of all such Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plans using PBGC actuarial assumptions for single employer plan terminations.

"*Value*" means, with respect to any property on any date, the greater of the book value of such property on such date or the fair market value of such property on such date.

"*Wholly-Owned Subsidiary*" means, at any time, any Subsidiary one hundred percent (100%) of all of the equity interests (except directors' qualifying shares) and voting interests of which are owned by any one or more of the Company and the Company's other Wholly-Owned Subsidiaries at such time.

"*WNC*" means WNC Receivables LLC, a Delaware limited liability company and a wholly-owned Subsidiary of the Company.

[FORM OF NOTE]

WABASH NATIONAL CORPORATION

9.66% SERIES A SENIOR SECURED NOTE DUE MARCH 30, 2004

No. [_____] [Date]
$[_______] PPN[______________]

FOR VALUE RECEIVED, the undersigned, WABASH NATIONAL CORPORATION (herein called the "Company"), a corporation organized and existing under the laws of the State of Delaware, hereby promises to pay to [____________________________], or registered assigns, the principal sum of [____________________________] DOLLARS on March 30, 2004, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 9.66% per annum from the date hereof, payable monthly, on the last day of each calendar month in each year, commencing with the last day of the calendar month next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable monthly as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 11.66% or (ii) 2% over the rate of interest publicly announced by Morgan Guaranty Trust Company of New York from time to time in New York, New York as its "base" or "prime" rate.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at Chicago, Illinois or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of Series A Senior Secured Notes (herein called the "Notes") issued pursuant to separate Amended and Restated Note Purchase Agreements, each dated as of April 12, 2002 (as from time to time amended, the "Note Purchase Agreements"), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representation set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to mandatory and optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note is equally and ratably secured by the Collateral Documents (as defined in the Note Purchase Agreements). Reference is hereby made to the Collateral Documents for a description of the collateral thereby mortgaged, warranted, bargained, sold, released, conveyed, assigned, transferred, pledged and hypothecated, the nature and extent of the security for the Notes, the rights of the holders of the Notes, the Collateral Agent (as defined in the Note Purchase Agreements) in respect of such security and otherwise.

The payment of the principal amount of, premium, if any, and interest on this Note has been unconditionally guaranteed by the Guarantors (as defined in the Note Purchase Agreements) pursuant to the Note Guaranty (as defined in the Note Purchase Agreements). Reference is hereby made thereto for a statement of the rights and benefits accorded thereby.

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of Illinois excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

WABASH NATIONAL CORPORATION

By: ______________________________

Title: ______________________________

[FORM OF DEFERRAL FEE NOTE]

WABASH NATIONAL CORPORATION

9.66% SENIOR SECURED PIK NOTE DUE MARCH 30, 2004

No. ________ [Date]

$___________ Original Principal Amount PPN ______________

FOR VALUE RECEIVED, the undersigned, WABASH NATIONAL CORPORATION (herein called the *"Company"*), a corporation organized and existing under the laws of the State of Delaware, hereby promises to pay to _______________, or registered assigns, the R-__ Note Accreted Principal Amount on March 31, 2004. The outstanding principal amount of this Senior Secured PIK Note shall accrete at the rate of 9.66% per annum on a monthly basis on the last day of each calendar month in each year commencing with the last day of the calendar month next succeeding the date hereof (computed on the basis of a year of 360 days and twelve 30-day months) from January 31, 2003, and shall cease to accrete on the date on which this Senior Secured PIK Note shall have been paid in full; *provided* that in the case of any prepayment or other payment of this Senior Secured PIK Note on any date other than the last day of any calendar month, the outstanding principal amount of this Senior Secured PIK Note shall accrete at the rate of 9.66% per annum on a daily basis from the date of the last day of such calendar month to the date of such prepayment; *provided further* that upon the occurrence of an Event of Default (as defined in the Note Purchase Agreements referred to below and until such Event of Default has been cured or waived in writing (such period constituting a *"Default Interest Period"*), the outstanding principal amount of this Senior Secured PIK Note shall accrete, to the extent permitted by law, at a rate per annum from time to time equal to the greater of (i) 11.66% or (ii) 2% over the rate of interest publicly announced by Morgan Guaranty Bank of New York from time to time in New York, New York as its "base" or "prime" rate. It is understood and agreed that any reference in this Senior Secured PIK Note to the "principal amount" of this Senior Secured PIK Note shall include a reference to the R-___ Note Accreted Principal Amount thereof whether or not specifically set forth.

"R-__ Note Accreted Principal Amount" shall mean with reference to this Senior Secured PIK Note, as of any date of determination, the sum of (a) [$___________] and (b) the outstanding principal amount of this Senior Secured PIK Note which shall have been accreted thereon from the date of issuance through such date, such amount shall accrete at the rate of 9.66% per annum on a monthly basis on the last day of each calendar month in each year commencing with the last day of the calendar month next succeeding the date hereof (computed on the basis of a year of 360 days and twelve 30-day months) and shall cease to accrete on the date on which this Senior Secured PIK Note shall have been paid in full; *provided* that in the case of any prepayment or other payment of this Senior Secured PIK Note on any date other than the last day of any calendar month, the outstanding principal amount of this Senior Secured PIK Note shall accrete at the rate of 9.66% per annum on a daily basis from the date of the last day of such calendar month to the date of such prepayment.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at Chicago, Illinois or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of the 9.66% Senior Secured PIK Notes, due March 31, 2004 (the *"Deferral Fee Notes"*) of the Company in the aggregate principal amount of $_______ which, together with the Company's Notes and Make-Whole Notes (as each is defined in the Note Purchase Agreements described below) are hereinafter referred to collectively as the *"Notes"*, are issued and outstanding pursuant to separate Amended and Restated Note Purchase Agreements, each dated as of April 12, 2002 (as from time to time amended, the *"Note Purchase Agreements"*), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in **Section 20** of the Note Purchase Agreements and (ii) to have made the representation set forth in **Section 6.2** of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

The Company will make a required prepayment of principal on the date and in the amount specified in the Note Purchase Agreements. This Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the R-__ Note Accreted Principal Amount of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note is equally and ratably secured by the Collateral Documents (as defined in the Note Purchase Agreements). Reference is hereby made to the Collateral Documents for a description of the collateral thereby mortgaged, warranted, bargained, sold, released, conveyed, assigned, transferred, pledged and hypothecated, the nature and extent of the security for the Notes, the rights of the holders of the Notes, the Collateral Agent (as defined in the Note Purchase Agreements) in respect of such security and otherwise.

The payment of all R-__ Note Accreted Principal Amount of, premium, if any, and interest on this Note has been unconditionally guaranteed by the Guarantors (as defined in the Note Purchase Agreements) pursuant to the Note Guaranty (as defined in the Note Purchase

Agreements). Reference is hereby made thereto for a statement of the rights and benefits accorded thereby.

This Note shall be construed and enforced in accordance with, and the rights and parties shall be governed by, the law of the State of Illinois, excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

WABASH NATIONAL CORPORATION

By ________________________________

Title ______________________________

[FORM OF MAKE-WHOLE NOTE]

WABASH NATIONAL CORPORATION

SENIOR SECURED PIK GRID NOTE DUE MARCH 30, 2004

No. ________ [Date]
$__________ PPN ______________

FOR VALUE RECEIVED, the undersigned, WABASH NATIONAL CORPORATION (herein called the *"Company"*), a corporation organized and existing under the laws of the State of Delaware, hereby promises to pay to _______________, or registered assigns, the R-__ Note Accreted Principal Amount on March 31, 2004. The outstanding principal amount of this Senior Secured PIK Grid Note shall accrete at the rate of 9.66% per annum on a monthly basis on the last day of each calendar month in each year commencing with the last day of the calendar month next succeeding the date hereof (computed on the basis of a year of 360 days and twelve 30-day months) from the date of issuance hereof and shall cease to accrete on the date on which this Senior Secured PIK Grid Note shall have been paid in full; *provided* that in the case of any prepayment or other payment of this Senior Secured PIK Grid Note on any date other than the last day of any calendar month, the outstanding principal amount of this Senior Secured PIK Grid Note shall accrete at the rate of 9.66% per annum on a daily basis from the date of the last day of such calendar month to the date of such prepayment; *provided further* that upon the occurrence of an Event of Default (as defined in the Note Purchase Agreements referred to below and until such Event of Default has been cured or waived in writing (such period constituting a *"Default Interest Period"*), the outstanding principal amount of this Senior Secured PIK Grid Note shall accrete, to the extent permitted by law, at a rate per annum from time to time equal to the greater of (i) 11.66% or (ii) 2% over the rate of interest publicly announced by Morgan Guaranty Bank of New York from time to time in New York, New York as its "base" or "prime" rate. It is understood and agreed that any reference in this Senior Secured PIK Grid Note to the "principal amount" of this Senior Secured PIK Grid Note shall include a reference to the R-___ Note Accreted Principal Amount thereof whether or not specifically set forth.

"R-__ Note Accreted Principal Amount" shall mean with reference to this Senior Secured PIK Grid Note, as of any date of determination, the sum of (a) the Make-Whole Amounts which shall become payable to the holder of this Note with respect to such holder's Series A Notes, from time to time upon payment by the Company of portions of the principal amount of such Notes pursuant to **Section 8.1(b)** of the Note Purchase Agreements and (b) the outstanding principal amount of this Senior Secured PIK Grid Note which shall have been accreted thereon from the date of issuance through such date, such amount shall accrete at the rate of 9.66% per annum on a monthly basis on the last day of each calendar month in each year commencing with the last day of the calendar month next succeeding the date hereof (computed on the basis of a year of 360 days and twelve 30-day months) and shall cease to accrete on the date on which this Senior Secured PIK Grid Note shall have been paid in full; *provided* that in the case of any prepayment or other payment of this Senior Secured PIK Grid Note on any date other than the last day of any calendar month, the outstanding principal amount of this Senior Secured PIK

Grid Note shall accrete at the rate of 9.66% per annum on a daily basis from the date of the last day of such calendar month to the date of such prepayment. The amounts of the Make-Whole Amounts payable from time to time may for the convenience of the parties be recorded by the holder hereof on the attached Grid however the books and records of the holder shall, in the absence of manifest error, be conclusive as to the determination of the Make-Whole Amounts evidenced by this Note.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at Chicago, Illinois or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of the Senior Secured PIK Grid Notes due March 30, 2004 (the *"Make-Whole Notes"*) of the Company which, together with the Company's Notes and Deferral Fee Notes (as each is defined in the Note Purchase Agreements described below) are hereinafter referred to collectively as the *"Notes"*, are issued and outstanding pursuant to separate Amended and Restated Note Purchase Agreements, each dated as of April 12, 2002 (as from time to time amended, the *"Note Purchase Agreements"*), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in **Section 20** of the Note Purchase Agreements and (ii) to have made the representation set forth in **Section 6.2** of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

The Company will make a required prepayment of principal on the date and in the amount specified in the Note Purchase Agreements. This Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note is equally and ratably secured by the Collateral Documents (as defined in the Note Purchase Agreements). Reference is hereby made to the Collateral Documents for a description of the collateral thereby mortgaged, warranted, bargained, sold, released, conveyed, assigned, transferred, pledged and hypothecated, the nature and extent of the security for the

Notes, the rights of the holders of the Notes, the Collateral Agent (as defined in the Note Purchase Agreements) in respect of such security and otherwise.

The payment of all R-__ Note Accreted Principal Amount of, premium, if any, and interest on this Note has been unconditionally guaranteed by the Guarantors (as defined in the Note Purchase Agreements) pursuant to the Note Guaranty (as defined in the Note Purchase Agreements). Reference is hereby made thereto for a statement of the rights and benefits accorded thereby.

This Note shall be construed and enforced in accordance with, and the rights and parties shall be governed by, the law of the State of Illinois, excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

WABASH NATIONAL CORPORATION

By ___________________________________

Title _________________________________

Wabash National Corporation
Schedule of Make-Whole Amounts Due Under the Senior Secured PIK Grid Note Due March 30, 2004

Date	Make-Whole Amount	Accreted Principal Amount	Applicable Interest Rate	Accreted Interest Payable	Total Accreted Principal and Interest Payable
4/30/02					
5/31/02					
6/30/02					
7/31/02					
8/31/02					
9/30/02					
10/31/02					
11/30/02					
12/31/02					
1/31/03					
2/28/03					
3/31/03					
4/30/03					
5/31/03					
6/30/03					
7/31/03					
8/31/03					
9/30/03					
10/31/03					
11/30/03					
12/31/03					
1/31/04					
2/28/04					
3/31/04					

DESCRIPTION OF CLOSING OPINION OF COUNSEL TO THE COMPANY

The closing opinion of Baker & Daniels, counsel for the Company, which is called for by **§4.4(a)** of the Note Agreements, shall be dated the Closing Date and addressed to the Purchasers, shall be satisfactory in scope and form to the Purchasers and shall be to the effect that:

1. The Company is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware, has the corporate power and the corporate authority to execute and perform the Note Documents to which it is a party and to issue the Notes and has the full corporate power and the corporate authority to conduct the activities in which it is now engaged and is duly licensed or qualified and is in good standing as a foreign corporation in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business transacted by it makes such licensing or qualification necessary.

2. Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and is duly licensed or qualified and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business transacted by it makes such licensing or qualification necessary and all of the issued and outstanding shares of capital stock of each such Subsidiary have been duly issued, are fully paid and non-assessable and are owned by the Company, by one or more Subsidiaries, or by the Company and one or more Subsidiaries.

3. Each Guarantor has the corporate power and the corporate authority to execute and perform the Note Documents to which it is a party.

4. Each Note Document has been duly authorized by all necessary corporate action on the part of the Company and the Guarantors, has been duly executed and delivered by the Company and the Guarantors and constitutes the legal, valid and binding contract of the Company or the Guarantors, as the case may be enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally, and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

5. The Notes have been duly authorized by all necessary corporate action on the part of the Company, have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally, and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

6. No approval, consent or withholding of objection on the part of, or filing, registration or qualification with, any governmental body, Federal, state or local, is necessary in connection with the execution, delivery and performance of the Note Documents or the Notes.

7. The issuance and exchange of the Notes and the execution, delivery and performance by the Company and the Guarantors of the Note Documents do not conflict

with or result in any breach of any of the provisions of or constitute a default under or result in the creation or imposition of any Lien upon any of the property of the Company or the Guarantors pursuant to the provisions of the Certificate of Incorporation or By-laws of the Company and the Guarantors or any agreement or other instrument known to such counsel to which the Company or the Guarantors is a party or by which the Company or the Guarantors may be bound.

8. The issuance, exchange and delivery of the Notes under the circumstances contemplated by the Note Agreements does not, under existing law, require the registration of the Notes under the Securities Act of 1933, as amended, or the qualification of an indenture under the Trust Indenture Act of 1939, as amended.

9. There is no litigation pending or, to the best knowledge of such counsel, threatened which in such counsel's opinion could reasonably be expected to have a materially adverse effect on the Company's and the Guarantors' business or assets or which would impair the ability of the Company to issue and exchange the Notes or the ability of the Company and the Guarantors to comply with the provisions of the Note Documents.

The opinion of Baker & Daniels shall cover such other matters relating to the sale of the Notes as the Purchasers may reasonably request. With respect to matters of fact on which such opinion is based, such counsel shall be entitled to rely on appropriate certificates of public officials and officers of the Company and of the Guarantors.

DESCRIPTION OF CLOSING OPINION OF SPECIAL LOCAL COUNSEL TO THE COMPANY

The closing opinion of ___________, special local counsel to the Purchasers, which is called for by **Section 4.4(b)** of the Note Agreements, shall be dated the date of Closing and addressed to the Purchasers, shall be satisfactory in scope and form to the Purchasers and shall be to the effect that:

1. Assuming the Mortgages to which the Company/Guarantor is a party have been duly authorized by proper corporate action on the part of the Company/Guarantor, have been duly executed and delivered by authorized officers of the Company/Guarantor, the Mortgage to which the Company/Guarantor is a party constitute legal, valid and binding contracts and agreements of the Company/Guarantor enforceable in accordance with their respective terms, except as enforcement of such terms may be limited by (i) bankruptcy, insolvency or similar laws effecting the enforcement of creditors' rights generally, (ii) equitable principles of general applicability (regardless of whether such enforceability is considered in a preceding in equity or at law), and (iii) except that certain remedies provided for in the Mortgage may be limited by applicable law, but none of such limitations as to remedies will, however, in their opinion, materially interfere with the practical realization of the security provided by the Mortgage.

2. No approval, consent or withholding of objection on the part of, or filing, registration or qualification with, any **[insert state]** governmental body, state or local, is necessary in connection with the execution, delivery and performance by the Company/Guarantor of the Notes or the Mortgage.

3. Each Mortgage and financing statements or similar notices thereof have been recorded and filed for record in all public offices wherein such filing or recordation is necessary to perfect the lien thereof against creditors of and purchasers from the Company/Guarantor.

4. When each Mortgage has been recorded in the real estate records in the County in which the property is located and when UCC-1 financing statements in a form provided by the applicable state law have been filed with the office of the Secretary of State of **[insert state]** and in the real estate records in the county in which the property is located, such Mortgage (or financing statements with respect thereto) shall have been recorded or filed in all public offices wherein such filing or recordation is necessary to perfect the lien or security interest thereof as against creditors of and purchasers from the Company/Guarantor. Except for the necessity of filing continuation statements with respect to such financing statements prior to five years from the date of filing thereof and prior to each fifth year thereafter, no further filings or recordings are necessary to create or perfect the liens and security interests granted under such documents.

The opinion of ___________ is limited to the laws of the State of **[insert state]** and the Federal laws of the United States.

With respect to matters of fact upon which such opinion is based, _______________ may rely on appropriate certificates of public officials and officers of the Company/Guarantor.

DESCRIPTION OF CLOSING OPINION FOR COUNSEL FOR THE COLLATERAL AGENT

The closing opinion of the counsel of the Collateral Agent called for by **Section 4.4(c)** of the Note Agreements, shall be dated the date of Closing and addressed to the Purchasers, shall be satisfactory in form and substance to the Purchasers and shall be to the effect that:

1. The Collateral Agent is a cooperation banking association validly existing under the laws of the United States and is duly qualified to act as Collateral Agent under the Intercreditor Agreement.

2. The Collateral Agent has the requisite power and authority to execute, deliver and perform its respective obligations under the Intercreditor Agreement and has taken all necessary action to authorize the execution, delivery and performance by it of each of the said agreements or instruments.

3. The Intercreditor Agreement has been duly authorized, executed and delivered by the Collateral Agent and constitutes the legal, valid and binding contract of the Collateral Agent enforceable against the Collateral Agent in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and similar laws affecting creditors' rights generally, and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

4. No authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality by the Collateral Agent or any affiliate thereof is necessary to the valid execution, delivery or performance of the Intercreditor Agreement.

The opinion of the counsel of the Collateral Agent shall cover such other matters relating to the transactions contemplated by the Note Agreements as the Purchasers may reasonably request. With respect to matters of fact on which such opinion is based, such counsel shall be entitled to rely on appropriate certificates of public officials and other officers of the parties involved in the transaction.

CHI_DOCS2\ 583146.5

IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS EXHIBIT TO FORM 10-K IS BEING FILED IN PAPER PURSUANT TO A TEMPORARY HARDSHIP EXEMPTION.

WABASH NATIONAL CORPORATION

Re:

$22,000,000 10.41% Senior Secured Notes, Series C, due March 30, 2004,
$9,000,000 10.56% Senior Secured Notes, Series D, due December 17, 2004,
$3,000,000 10.61% Senior Secured Notes, Series E, due March 13, 2005,
$13,000,000 10.72% Senior Secured Notes, Series F, due December 17, 2006,
$20,000,000 10.78% Senior Secured Notes, Series G, due December 30, 2008
and
$25,000,000 10.80% Senior Secured Notes, Series H, due December 17, 2008

AMENDED AND RESTATED NOTE PURCHASE AGREEMENT

Dated as of April 12, 2002

TABLE OF CONTENTS
(Not a part of the Agreement)

SCHEDULE A	—	INFORMATION RELATING TO PURCHASERS
SCHEDULE B	—	DEFINED TERMS
SCHEDULE 4.9	—	Changes in Corporate Structure
SCHEDULE 5.3	—	Disclosure Materials
SCHEDULE 5.4	—	Subsidiaries of the Company and Ownership of Subsidiary Stock
SCHEDULE 5.5	—	Financial Statements
SCHEDULE 5.8	—	Certain Litigation
SCHEDULE 5.11	—	Patents, etc.
SCHEDULE 5.14	—	Existing Indebtedness; Existing Liens; Existing Investments
SCHEDULE 9.14(A)	—	Schedule of Excluded Real Estate
SCHEDULE 10.2(B)	—	Sales of Assets
SCHEDULE 10.2(L)	—	Excluded Prepayment Restricted Indebtedness
SCHEDULE B-19	—	Covenant Case Projections (Financials)
EXHIBIT 1	—	Form of 10.41% Senior Secured Note, Series C, due March 30, 2004
EXHIBIT 2	—	Form of 10.56% Senior Secured Note, Series D, due December 17, 2004
EXHIBIT 3	—	Form of 10.61% Senior Secured Note, Series E, due March 13, 2005
EXHIBIT 4	—	Form of 10.72% Senior Secured Note, Series F, due December 17, 2006
EXHIBIT 5	—	Form of 10.78% Senior Secured Note, Series G, due December 30, 2008
EXHIBIT 6	—	Form of 10.80% Senior Secured Note, Series H, due December 17, 2008
EXHIBIT 7	—	Form of Deferral Fee Note
EXHIBIT 8	—	Form of Make-Whole Note

WABASH NATIONAL CORPORATION
1000 Sagamore Parkway South
Lafayette, Indiana 47905

Re:

$22,000,000 10.41% Senior Secured Notes, Series C, due March 30, 2004,
$9,000,000 10.56% Senior Secured Notes, Series D, due December 17, 2004,
$3,000,000 10.61% Senior Secured Notes, Series E, due March 13, 2005,
$13,000,000 10.72% Senior Secured Notes, Series F, due December 17, 2006,
$20,000,000 10.78% Senior Secured Notes, Series G, due December 30, 2008
and
$25,000,000 10.80% Senior Secured Notes, Series H, due December 17, 2008

Dated as of
April 12, 2002

TO EACH OF THE PURCHASERS LISTED IN
THE ATTACHED SCHEDULE A:

Ladies and Gentlemen:

WABASH NATIONAL CORPORATION, a Delaware corporation (the *"Company"*), agrees with you as follows:

SECTION 1. AMENDMENT AND RESTATEMENT; GUARANTIES; SECURITY.

Section 1.1. Amendment and Restatement of Note Purchase Agreements and Notes. The Purchasers and the Company are parties to those certain separate and several Note Purchase Agreements each dated as of December 1, 1996, as amended by the First Amendment dated as of March 1, 1998, the Second Amendment dated as of September 30, 1999, and the Third Amendment dated as of November 30, 2000 (as so amended, collectively, the *"Original Note Purchase Agreement"*), pursuant to which the Company authorized the issue and sale of, and the Purchasers purchased from the Company (a) $8,000,000 aggregate principal amount of its 6.99% Senior Notes, Series B, due December 17, 2001 (the *"Original Series B Notes"*), (b) $22,000,000 aggregate principal amount of its Designated Rate Senior Notes, Series C, due March 13, 2002 (the *"Original Series C Notes"*), (c) $9,000,000 aggregate principal amount of its 7.31% Senior Notes, Series D, due December 17, 2004 (the *"Original Series D Notes"*), (d) $3,000,000 aggregate principal amount of its Designated Rate Senior Notes, Series E, due March 13, 2005 (the *"Original Series E Notes"*), (e) $13,000,000 aggregate principal amount of its 7.47% Senior Notes, Series F, due December 17, 2006 (the *"Original Series F Notes"*), (f) $20,000,000 aggregate principal amount of its 7.53% Senior Notes, Series G, due December 30, 2008 (the *"Original Series G Notes"*), and (g) $25,000,000 aggregate principal amount of its 7.55% Senior Notes, Series H, due December 17, 2008 (the *"Original Series H Notes"*; the Original Series B Notes, the Original Series C Notes, the Original Series D Notes, the Original

Series E Notes, the Original Series F Notes, the Original Series G Notes and the Original Series H Notes being hereinafter collectively referred to as the *"Original Notes"*. The Original Series B Notes have been paid in full and are no longer outstanding under the Original Note Purchase Agreement.

On the Closing (as defined below) the Company will amend and restate the Original Notes (other than the Original Series B Notes) in the forms of **Exhibits 1-6**. Reference in this Agreement to the "*Series C Notes*" shall be a reference to the Original Series C Notes as amended and restated in the form of **Exhibit 1** together with the applicable PIK Notes related thereto described below. Reference in this Agreement to the "*Series D Notes*" shall be a reference to the Original Series D Notes as amended and restated in the form of **Exhibit 2** together with the applicable PIK Notes related thereto described below. Reference in this Agreement to the "*Series E Notes*" shall be a reference to the Original Series E Notes as amended and restated in the form of **Exhibit 3** together with the applicable PIK Notes related thereto described below. Reference in this Agreement to the "*Series F Notes*" shall be a reference to the Original Series F Notes as amended and restated in the form of **Exhibit 4** together with the applicable PIK Notes related thereto described below. Reference in this Agreement to the "*Series G Notes*" shall be a reference to the Original Series G Notes as amended and restated in the form of **Exhibit 5** together with the applicable PIK Notes related thereto described below. Reference in this Agreement to the "*Series H Notes*" shall be a reference to the Original Series H Notes as amended and restated in the form of **Exhibit 6** together with the applicable PIK Notes related thereto described below. On the Closing the Company will issue the PIK Notes in the form of **Exhibits 7** and **8** to you in accordance with the terms and provisions of **Section 4.11**. Reference in this Agreement to the "*Notes*" shall be a reference to the Original Notes as so amended and restated in said **Exhibits 1-6** together with the related PIK Notes with such changes therefrom, if any, as may be approved by you and the Company. The Notes shall be substantially in the form set out in **Exhibits 1-8**, rcspectively, with such changes therefrom, if any, as may be approved by you and the Company. Certain capitalized terms used in this Agreement are defined in **Schedule B**; references to a "**Schedule**" or an "**Exhibit**" are, unless otherwise specified, to a **Schedule** or an **Exhibit** attached to this Agreement.

The Company and the Purchasers now desire to amend and restate the Original Note Purchase Agreement and the Original Notes to, among other things, (a) amend certain covenants and related definitions, (b) provide for collateral to secure the obligations represented by the Notes and the Note Guaranty, and (c) make certain other changes to the Original Note Purchase Agreement.

Section 1.2. Guaranty. The payment and performance obligations of the Company under and pursuant to the Original Note Purchase Agreement and the Original Notes are fully and unconditionally guaranteed by each of the Guarantors pursuant to the Note Guaranty dated as of September 30, 1999 (the *"Original Note Guaranty"*). The Purchasers have required as a condition to the execution and delivery of this Agreement that the Guarantors execute and deliver an Amended and Restated Note Guaranty dated the date hereof (the *"Note Guaranty"*) to the Purchasers under and pursuant to which the Guarantors shall fully and unconditionally guaranty the payment and performance obligations of the Company under this Agreement and the Notes.

Section 1.3. Security for the Notes and Note Guaranty. The Notes and the obligations of the Guarantors under the Note Guaranty shall be secured, equally and ratably with the other Secured Obligations, by the Collateral Documents.

Section 1.4. Intercreditor Agreement. The Collateral described in the Collateral Documents shall be held by Bank One, N.A., as Collateral Agent for the benefit of the Purchasers and the other Secured Parties pursuant to the Intercreditor Agreement.

SECTION 2. ISSUANCE AND EXCHANGE OF NOTES.

Subject to the terms and conditions of this Agreement, the Company will issue the amended and restated Notes to each Purchaser upon surrender by it of the Original Notes (other than the Original Series B Notes) for cancellation by the Company. Contemporaneously with entering into this Agreement, the Company is entering into separate Amended and Restated Note Purchase Agreements (the *"Other Agreements"*) identical with this Agreement with each of the other purchasers named in **Schedule A** (the *"Other Purchasers"*), providing for the issue and exchange, as the case may be, to each of the Other Purchasers of Notes in the principal amount and of the series specified opposite its name in **Schedule A**. Your obligation hereunder, and the obligations of the Other Purchasers under the Other Agreements, are several and not joint obligations, and you shall have no obligation under any Other Agreement and no liability to any Person for the performance or nonperformance by any Other Purchaser thereunder.

SECTION 3. CLOSING.

The issue and exchange of the Notes to be purchased by you and the Other Purchasers shall occur at the offices of McDermott, Will & Emery, 227 West Monroe Street, Chicago, Illinois 60606-5096, at 10:00 A.M. Chicago time, at a closing (the "*Closing*") on April 12, 2002 or on such other Business Day thereafter on or prior to April 15, 2002 as may be agreed upon by the Company and you and the Other Purchasers. If at the Closing the Company shall fail to tender such Notes to you as provided above in this **Section 3**, or any of the conditions specified in **Section 4** shall not have been fulfilled to your satisfaction, you shall, at your election, be relieved of all further obligations under this Agreement, without thereby waiving any rights you may have by reason of such failure or such nonfulfillment.

SECTION 4. CONDITIONS TO CLOSING.

Your obligation to exchange the Original Notes for the Notes to be issued to you at the Closing is subject to the fulfillment to your satisfaction, prior to or at the Closing, of the following conditions:

Section 4.1. Representations and Warranties. The representations and warranties of the Company in this Agreement shall be correct when made and at the time of the Closing.

Section 4.2. Performance; No Default. The Company shall have performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by it prior to or at the Closing, and after giving effect to the issue and exchange of the Notes, no Default or Event of Default shall have occurred and be continuing.

Section 4.3. *Compliance Certificates.*

(a) *Officer's Certificate.* The Company shall have delivered to you an Officer's Certificate, dated the date of the Closing, certifying that the conditions specified in **Sections 4.1**, **4.2** and **4.9** have been fulfilled.

(b) *Secretary's Certificate.* The Company shall have delivered to you a certificate certifying as to the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery of the Notes and the Agreements.

Section 4.4. *Opinions of Counsel.* You shall have received opinions in form and substance satisfactory to you, dated the date of the Closing (a) from Baker & Daniels, independent counsel for the Company, covering the matters set forth in **Exhibit 4.4(a)** and covering such other matters incident to the transactions contemplated hereby as you or your counsel may reasonably request (and the Company hereby instructs its counsel to deliver such opinion to you), (b) from Baker & Daniels, special local counsel to the Company, covering the matters set forth in **Exhibit 4.4(b)** with respect to the Lafayette Property and covering such other matters incident to the transactions contemplated hereby as you or your counsel may reasonably request (and the Company hereby instructs its counsel to deliver such opinion to you), and (c) from counsel to the Collateral Agent covering the matters set forth in **Exhibit 4.4(c)**.

Section 4.5. *Purchase Permitted By Applicable Law, etc.* On the date of the Closing your exchange of Notes shall (a) be permitted by the laws and regulations of each jurisdiction to which you are subject, without recourse to provisions (such as Section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (b) not violate any applicable law or regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (c) not subject you to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof. If requested by you, you shall have received an Officer's Certificate certifying as to such matters of fact as you may reasonably specify to enable you to determine whether such exchange is so permitted.

Section 4.6. *Exchange of Other Notes.* Contemporaneously with the Closing, the Company shall issue to the Other Purchasers scheduled to exchange the Original Notes on the date of the Closing, and such Other Purchasers shall surrender, the Original Notes to be exchanged by them at the Closing as specified in **Schedule A**.

Section 4.7. *Payment of Special Counsel Fees.* Without limiting the provisions of **Section 15.1**, the Company shall have paid on or before the Closing the fees, charges and disbursements of McDermott, Will & Emery, special counsel to certain Purchasers, and Mayer, Brown, Rowe & Maw, counsel to a certain Purchaser, incurred in connection with the preparation of this Agreement, the Other Agreements and matters incident thereto to the extent reflected in a statement of such counsel rendered to the Company (which statement may contain an estimate for fees, expenses and disbursements anticipated to be made) at least one Business Day prior to such Closing.

Section 4.8. Private Placement Number. On or prior to the date of the Closing, a new Private Placement number issued by Standard & Poor's CUSIP Service Bureau (in cooperation with the Securities Valuation Office of the National Association of Insurance Commissioners) shall have been obtained for each series of the Notes.

Section 4.9. Changes in Corporate Structure. Except as specified in **Schedule 4.9**, the Company shall on the date of the Closing not have changed its jurisdiction of incorporation or been a party to any merger or consolidation and shall not have succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in **Schedule 5.5**.

Section 4.10. Collateral Documents; Related Transactions; Amendment Fee. (a) Subject to the terms and provisions of **Section 9.14(b)**, each of the Collateral Documents shall have been duly executed and delivered in the respective forms thereof and shall be in full force and effect and all of the security interests granted thereunder shall be duly perfected to the satisfaction of your special counsel.

(b) The Credit Agreement and the Intercreditor Agreement shall have been duly executed and delivered by the parties thereto and all of the transactions contemplated thereby shall have been consummated to your satisfaction.

(c) The Company shall have entered into definitive and binding documentation pertaining to, and closed on, the Permitted Receivables Transfer on terms and conditions satisfactory to you.

(d) The Series A Note Purchase Agreements and the Series I Note Purchase Agreement shall have been duly executed and delivered by the parties thereto and all of the transactions contemplated thereby shall have been consummated to your satisfaction.

(e) The Company shall have closed on an amendment to the Fleet Lease Transaction on terms and conditions satisfactory to you.

(f) The Company shall have paid in cash an amendment fee to each of you in an amount equal to 0.50% of the aggregate principal amount of the Notes held by you.

(g) The Company shall have provided you written copies of any fee letter entered into among the Company and any Secured Party or the Administrative Agent relating to the transactions contemplated by this Agreement, the Credit Agreement and the Intercreditor Agreement other than fees paid to the Administrative Agent or Collateral Agent in their agent capacities.

Section 4.11. PIK Notes. (a) The Company shall have issued to each Series C Holder a promissory note substantially in the form of **Exhibit 7** (each a *"Deferral Fee Note"* and collectively, the *"Deferral Fee Notes"*) which shall evidence the payment by the Company to each Series C Holder of a deferral fee. The deferral fee evidenced by the Deferral Fee Note issued to each Series C Holder shall accrue at the interest rate and in the manner set forth in the Deferral Fee Notes.

(b) The Company shall have issued to each Holder (other than to the Series C Holders) a promissory grid note in substantially the form of **Exhibit 8** (each a *"Make-Whole Note"* and collectively, the *"Make-Whole Notes"*) which shall evidence the payment by the Company to each such Holder of the applicable Make-Whole Amount upon the prepayment of the Notes (other than the Series C Notes) in accordance with the terms and provisions of **Section 8.1(b)**. Interest on the Make-Whole Notes shall accrue monthly, shall be computed at a rate equal to (i) in the case of the Make-Whole Notes held by the Series D Holders, 10.56% per annum, (ii) in the case of the Make-Whole Notes held by the Series E Holders, 10.61% per annum, (iii) in the case of the Make-Whole Notes held by the Series F Holders, 10.72% per annum, (iv) in the case of the Make-Whole Notes held by the Series G Holders, 10.78% per annum, and (v) in the case of the Make-Whole Notes held by the Series H Holders, 10.80% per annum, and shall be added to the interest-bearing principal amount of the Make-Whole Notes.

Section 4.12. Consent of Other Creditors. Any consents or approvals required to be obtained from any holder of any outstanding debt of the Company or any Guarantor and any amendments of agreements pursuant to which any debt may have been incurred by the Company or any Guarantor, which shall be necessary to permit the consummation of the transactions contemplated hereby or by the Restructuring Transaction shall have been obtained and all such consents, approvals or amendments shall be satisfactory in form and substance to you and your special counsel.

Section 4.13. Payment of Accrued Interest on all Notes and Extension Fee on the Series C Notes. The Company shall have paid to the Holders all unpaid and accrued interest to the date of Closing on the Notes and shall have paid the extension fee to the Series C Holders as set forth in the Extension Agreement dated as of March 31, 2002 among the Company and the Series C Holders.

Section 4.14. Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated by this Agreement on the date of the Closing and all documents and instruments incident to such transactions shall be satisfactory to you and your special counsel, and you and your special counsel shall have received all such counterpart originals or certified or other copies of such documents as you or they may reasonably request.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to you that:

Section 5.1. Organization; Power and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and is duly qualified as a foreign corporation and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement, the Other Agreements, the Collateral Documents and the Notes and to perform the provisions hereof and thereof.

Section 5.2. Authorization, etc. This Agreement, the Other Agreements, the Collateral Documents and the Notes have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement and each Collateral Document constitutes, and upon execution and delivery thereof each Note will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.3. Disclosure. Except as disclosed in **Schedule 5.3**, this Agreement, the documents, certificates or other writings delivered to you by or on behalf of the Company in connection with the transactions contemplated hereby, including, without limitation, the December 31, 2000 SEC Form 10-K (including all documents incorporated by reference therein), the March 31, 2001 SEC Form 10-Q, the June 30, 2001 SEC Form 10-Q and the September 30, 2001 SEC Form 10-Q of the Company, and the financial statements listed in **Schedule 5.5**, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Except as expressly described in **Schedule 5.3**, or in one of the documents, certificates or other writings identified therein, or in the March 31, 2001, June 30, 2001 or September 30, 2001 SEC Forms 10-Q or in the financial statements listed in **Schedule 5.5**, since December 31, 2000, there has been no change in the financial condition, operations, business, properties or prospects of the Company or any Subsidiary except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. There is no fact known to the Company that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the other documents, certificates and other writings delivered to you by or on behalf of the Company specifically for use in connection with the transactions contemplated hereby.

Section 5.4. Organization and Ownership of Shares of Subsidiaries; Affiliates. (a) **Schedule 5.4** contains (except as noted therein) complete and correct lists (i) of the Company's Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each other Subsidiary, (ii) of the

Company's Affiliates, other than Subsidiaries, and (iii) of the Company's directors and executive officers.

(b) All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in **Schedule 5.4** as being owned by the Company and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Company or another Subsidiary free and clear of any Lien (except as otherwise disclosed in **Schedule 5.4**).

(c) Each Subsidiary identified in **Schedule 5.4** is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

(d) No Subsidiary is a party to, or otherwise subject to any legal restriction or any agreement (other than this Agreement, the agreements listed on **Schedule 5.4** and customary limitations imposed by corporate law statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Company or any of its Subsidiaries that owns outstanding shares of capital stock or similar equity interests of such Subsidiary.

Section 5.5. Financial Statements. The Company has delivered to each Purchaser copies of the financial statements of the Company and its Subsidiaries listed on **Schedule 5.5**. All of said financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates specified in such **Schedule** and the consolidated results of their operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments).

Section 5.6. Compliance with Laws, Other Instruments, etc. (a) The execution, delivery and performance by the Company of this Agreement, the Collateral Documents and the Notes will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other agreement or instrument to which the Company or any Subsidiary is bound or by which the Company or any Subsidiary or any of their respective properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any Subsidiary or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Subsidiary.

(b) The Notes and all other obligations under this Agreement of the Company are direct and secured obligations of the Company ranking *pari passu* with all of the other Secured Obligations of the Company (actual or contingent) other than as set forth in the Intercreditor Agreement.

Section 5.7. Governmental Authorizations, etc. No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company of this Agreement, the Collateral Documents or the Notes.

Section 5.8. Litigation; Observance of Agreements, Statutes and Orders. (a) Except as disclosed in **Schedule 5.8**, there are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary or any property of the Company or any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(b) Neither the Company nor any Subsidiary is in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable law, ordinance, rule or regulation (including without limitation Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 5.9. Taxes. The Company and its Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (a) the amount of which is not individually or in the aggregate Material or (b) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company or a Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP. The Company knows of no basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Company and its Subsidiaries in respect of Federal, state or other taxes for all fiscal periods are adequate. The Federal income tax liabilities of the Company and its Subsidiaries have been determined by the Internal Revenue Service and paid for all fiscal years up to and including the fiscal year ended December 31, 1996.

Section 5.10. Title to Property; Leases. The Company and its Subsidiaries have good and sufficient title to their respective properties that individually or in the aggregate are Material (other than assets subject to Capitalized Leases), including all such properties reflected in the most recent audited balance sheet referred to in **Section 5.5** or purported to have been acquired by the Company or any Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement, except for those defects in title and Liens that, individually or in the aggregate, would not have a Material Adverse Effect. All leases that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

Section 5.11. Licenses, Permits, etc. Except as disclosed in **Schedule 5.11**,

(a) the Company and its Subsidiaries own, possess or have the lawful right to use all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others, except for those conflicts that, individually or in the aggregate, would not have a Material Adverse Effect;

(b) to the best knowledge of the Company, no product of the Company or any of its Subsidiaries infringes in any material respect any license, permit, franchise, authorization, patent, copyright, service mark, trademark, trade name or other right owned by any other Person; and

(c) to the best knowledge of the Company, there is no Material violation by any Person of any right of the Company or any of its Subsidiaries with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by the Company or any of its Subsidiaries.

Section 5.12. Compliance with ERISA. (a) The Company and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Company or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as would not be individually or in the aggregate have a Material Adverse Effect.

(b) The present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities. The terms "benefit liabilities" has the meaning specified in section 4001 of ERISA and the terms "current value" and "present value" have the meaning specified in section 3 of ERISA.

(c) The Company and its ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material.

(d) The expected post-retirement benefit obligation (determined as of the last day of the Company's most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by section 4980B of the Code) of the Company and its Subsidiaries is not Material.

(e) The execution and delivery of this Agreement, the Collateral Documents and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of section 406(a)(1) of ERISA or in connection with which a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code. The representation by the Company in the first sentence of this **Section 5.12(e)** is made in reliance upon and subject to (i) the accuracy of your representation in **Section 6.2** as to the sources of the funds used to pay the purchase price of the Notes to be purchased by you and (ii) the assumption, made solely for the purpose of making such representation, that Department of Labor Interpretive Bulletin 75-2 with respect to prohibited transactions remains valid in the circumstances of the transactions contemplated herein.

Section 5.13. Margin Regulations. Margin stock (excluding shares of Common Stock, par value $0.01 per share, of the Company which have been retired) does not constitute more than 5% of the value of the consolidated assets of the Company and its Subsidiaries and the Company does not have any present intention that margin stock will constitute more than 5% of the value of such assets. As used in this **Section 5.13**, the terms "margin stock" and "purpose of buying or carrying" shall have the meanings assigned to them in said Regulation U, but shall not include the aforesaid shares of Common Stock.

Section 5.14. Existing Indebtedness; Future Liens. (a) **Schedule 5.14** sets forth a complete and correct list of all (i) outstanding Indebtedness of the Company and its Subsidiaries aggregating in excess of $50,000 as of December 31, 2001, since which date there has been no Material change in the amounts, interest rates, sinking funds, installment payments or maturities of the Indebtedness of the Company or its Subsidiaries, (ii) Liens on property of the Company and its Subsidiaries as of December 31, 2001 and (iii) Investments of the Company and its Subsidiaries as of December 31, 2001. Neither the Company nor any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of the Company or such Subsidiary and no event or condition exists with respect to any Indebtedness of the Company or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b) Except as disclosed in **Schedule 5.14**, neither the Company nor any Subsidiary has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by **Section 10.2(c)**.

Section 5.15. Status under Certain Statutes. Neither the Company nor any Subsidiary is subject to regulation under the Investment Company Act of 1940, as amended, the Public Utility Holding Company Act of 1935, as amended, the Interstate Commerce Act, as amended (the "*ICA*"), or the Federal Power Act, as amended, except that Continental Transit Corp. is subject to regulation under the ICA.

Section 5.16. Environmental Matters. Neither the Company nor any Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against the Company or any of its Subsidiaries or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect. Except as otherwise disclosed to you in writing:

(a) neither the Company nor any Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect;

(b) neither the Company nor any of its Subsidiaries has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them and has not disposed of any Hazardous Materials in a manner contrary to any Environmental Laws, in each case in any manner that could reasonably be expected to result in a Material Adverse Effect; and

(c) all buildings on all real properties now owned, leased or operated by the Company or any of its Subsidiaries are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

Section 5.17. Credit Agreement Representations. The representations and warranties set forth in Article V of the Credit Agreement are hereby incorporated by reference herein as if such representations and warranties were set forth herein in full.

Section 5.18. Restructuring Fees. Neither the Company nor any Subsidiary has agreed to or has paid any amendment fee, restructuring fee, default premium or fee or any other fee, premium or charge to any holder of Indebtedness in connection with the Restructuring Transaction other than (a) the fees and charges specifically set forth in the Wabash National Corporation Proposal for Debt Restructure letter dated April 1, 2002, (b) the fees, costs and expenses specifically provided for in the Master Amendment dated as of the Closing to certain of the Fleet Lease Transaction documentation, (c) the extension fee paid to National City Leasing

Corporation in connection with the extension of the National City Lease Transaction, and (d) fees paid to the Administrative Agent or the Collateral Agent solely in their respective capacities as Administrative Agent or Collateral Agent. The Company and its Subsidiaries have disclosed to the Holders all written fee letters or other agreements regarding the payment of the fees and charges described in this **Section 5.18** paid to or agreed to in connection with the Restructuring Transaction other than those fees described in clause (d) above.

SECTION 6. REPRESENTATIONS OF THE PURCHASER.

Section 6.1. Purchase for Investment. You represent that you purchased the Notes for your own account or for one or more separate accounts maintained by you or for the account of one or more pension or trust funds managed by you and not with a view to the distribution thereof, *provided* that the disposition of your or their property shall at all times be within your or their control. You understand that the Notes have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that the Company is not required to register the Notes.

Section 6.2. Source of Funds. You represent that at least one of the following statements is an accurate representation as to each source of funds (a "*Source*") which was used by you to pay the purchase price of the Notes purchased by you:

(a) if you are an insurance company, the Source is an "insurance company general account" within the meaning of Department of Labor Prohibited Transaction Exemption ("*PTE*") 95-60 (issued July 12, 1995) and there is no employee benefit plan, treating as a single plan all plans maintained by the same employer or employee organization, with respect to which the amount of the general account reserves and liabilities for all contracts held by or on behalf of such plan exceeds ten percent (10%) of the total reserves and liabilities of such general account (exclusive of separate account liabilities) plus surplus, as set forth in the NAIC Annual Statement filed with your state of domicile; or

(b) if you are an insurance company, the Source does not include assets allocated to any separate account maintained by you in which any employee benefit plan (or its related trust) has any interest, other than a separate account that is maintained solely in connection with your fixed contractual obligations under which the amounts payable, or credited, to such plan and to any participant or beneficiary of such plan (including any annuitant) are not affected in any manner by the investment performance of the separate account; or

(c) the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 (issued January 29, 1990), or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 (issued July 12, 1991) and, except as you have disclosed to the Company in writing pursuant to this paragraph (c), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(d) the Source constitutes assets of an "investment fund" (within the meaning of Part V of the QPAM Exemption) managed by a "qualified professional asset manager" or "QPAM" (within the meaning of Part V of the QPAM Exemption), no employee benefit plan's assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section V(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client assets managed by such QPAM, the conditions of Part l(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the QPAM (applying the definition of "control" in Section V(e) of the QPAM Exemption) owns a 5% or more interest in the Company and (i) the identity of such QPAM and (ii) the names of all employee benefit plans whose assets are included in such investment fund have been disclosed to the Company in writing pursuant to this paragraph (d); or

(e) the Source is a governmental plan; or

(f) the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this paragraph (f); or

(g) the Source does not include assets of any employee benefit plan that is subject to ERISA.

If you or any subsequent transferee of the Notes indicates that you or such transferee are relying on any representation contained in paragraph (c), (d) or (f) above, the Company shall deliver on the date of Closing on which you are scheduled to purchase Notes and on the date of any applicable transfer a certificate, which shall either state that (i) it is neither a party in interest nor a "disqualified person" (as defined in Section 4975(e)(2) of the Code), with respect to any plan identified pursuant to paragraphs (c) or (f) above, or (ii) with respect to any plan, identified pursuant to paragraph (d) above, neither it nor any "affiliate" (as defined in Section V(c) of the QPAM Exemption) has at such time, and during the immediately preceding one year, exercised the authority to appoint or terminate said QPAM as manager of any plan identified in writing pursuant to paragraph (d) above or to negotiate the terms of said QPAM's management agreement on behalf of any such identified plan. As used in this **Section 6.2**, the terms "employee benefit plan", "governmental plan", "party in interest" and "separate account" shall have the respective meanings assigned to such terms in Section 3 of ERISA.

SECTION 7. INFORMATION AS TO COMPANY.

Section 7.1. Financial and Business Information.

(a) *Financial Reporting.* Furnish to each Holder that is an Institutional Investor:

(i) *Monthly Reports.* As soon as practicable and in any event within thirty (30) days after the end of each monthly accounting period of the Company (other than those monthly periods which are the last month in a fiscal quarter or fiscal year which reports for such periods shall be delivered within the time period specified in **Sections 7.1(a)(ii)** and **7.1(a)(iii)**, respectively), the consolidated balance sheet of the Company and its Subsidiaries as of the end of such period, and the related consolidated statements of income and cash flows for the period commencing at the end of the previous fiscal year and ending with the end of such period setting forth in each case in comparative form the corresponding figures for the corresponding date or period of the preceding fiscal year, all in reasonable detail and duly certified (subject to year-end audit adjustments) by the chief financial officer or treasurer of the Company as having been prepared in accordance with GAAP, together with a certificate of the chief financial officer or treasurer of the Company on behalf of the Company stating that no Default or Event of Default has occurred and is continuing or, if a Default or Event of Default has occurred and is continuing, a statement setting forth the details thereof and the action which the Company has taken and proposes to take with respect thereto;

(ii) *Quarterly Reports.* As soon as practicable, and in any event within forty-five (45) days (or such shorter period of time as is required by the Commission for delivery of quarterly financial statements) after the end of each of the first three fiscal quarters in each fiscal year, the consolidated and consolidating balance sheet of the Company and its Subsidiaries as at the end of such period and the related consolidated and consolidating statements of income and cash flows of the Company and its Subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, certified by the chief financial officer or treasurer of the Company on behalf of the Company as fairly presenting in all material respects the consolidated and consolidating financial position of the Company and its Subsidiaries as at the dates indicated and the results of their operations and cash flow for the periods indicated in accordance with GAAP, subject to normal year end adjustments. Delivery within the time period specified above of copies of the Company's Quarterly Report on Form 10-Q prepared in compliance with the requirements therefor and filed with the Commission shall be deemed to satisfy the requirements of this **Section 7.1(a)(ii)**;

(iii) *Annual Reports.* As soon as practicable, and in any event within ninety (90) days (or such shorter period of time as is required by the Commission for delivery of annual financial statements) after the end of each fiscal year (including the fiscal year ended on or about December 31, 2001), (a) the consolidated and consolidating balance sheet of the Company and its Subsidiaries as at the end of such fiscal year and the related consolidated and consolidating statements of income, stockholders' equity and cash flows of the Company and its Subsidiaries for such fiscal year and, in comparative form the corresponding figures for the previous fiscal year and (b) an audit report on the items (other than the consolidating financial statements) listed in **clause (a)** hereof of independent certified public accountants of recognized national standing, which audit report shall be unqualified and shall state that such financial statements fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as at the dates indicated and the results of their operations and cash flows for the periods indicated in conformity with GAAP and that the examination by such accountants in connection with such consolidated financial statements has been made in accordance with generally accepted auditing standards. Delivery within the time period specified above of the Company's Annual Report on Form 10-K for such fiscal year (together with the Company's annual report to shareholders, if any, prepared pursuant to Rule 14a-3 under the Securities Exchange Act of 1934) prepared in accordance with the requirements therefor and filed with the Commission shall be deemed to satisfy the foregoing requirements of this **Section 7.1(a)(iii)**, *provided* that the auditors' report contained therein satisfies the requirements specified in **clause (b)** above. The deliveries made pursuant to this **clause (iii)** shall be accompanied by a certificate of such accountants that, in the course of their examination necessary for their certification of the foregoing, they have obtained no knowledge of any Default or Event of Default, or if, in the opinion of such accountants, any Default or Event of Default shall exist, stating the nature and status thereof;

(iv) *Officer's Certificate.* Together with each delivery of any financial statement pursuant to **clauses (i), (ii)** and **(iii)** of this **Section 7.1(a)**, (a) an Officer's Certificate of the Company, substantially in the form of **Exhibit 7.1(a)** attached hereto and made a part hereof, stating that no Default or Event of Default exists, or if any Default or Event of Default exists, stating the nature and status thereof and (b) a Compliance Certificate, substantially in the form of **Exhibit 7.1(b)** attached hereto and made a part hereof, signed by the Company's chief financial officer or treasurer, setting forth (1) calculations which demonstrate compliance with the provisions of **Section 10** and (2) in the case of a Compliance Certificate accompanying the financial statements delivered pursuant to Section 7.1(a)(ii), a detailed description and calculation of the Excess Cash Flow for the applicable fiscal quarter then-ended;

(v) *Valuations and Appraisals.* By no later than such date as the Collateral Agent may specify, such valuations, appraisals and certificates (all costs and expenses with respect to which shall be for the account of the Company) as the Collateral Agent may require with respect to the value of the Collateral, the financial condition and insurance coverage of the Company and its Subsidiaries and the material Contingent Obligations of the Company and its Subsidiaries in compliance with terms of **Section 9.14(b)**; and

(vi) *Other Information.* Promptly, such other information respecting the business, properties operations or financial condition of the Company or any of its Subsidiaries, or the Collateral, including, without limitation, schedules identifying and describing the Collateral and any dispositions thereof, as any Holder may from time to time reasonably request.

(b) *Notice of Default.* Promptly upon any of the chief executive officer, chief operating officer, chief financial officer, treasurer or controller of the Company obtaining knowledge (i) of any condition or event which constitutes a Default or Event of Default, or becoming aware that any Holder has given any written notice with respect to a claimed Default or Event of Default under this Agreement, or (ii) that any Person has given any written notice to the Company or any Subsidiary of the Company or taken any other action with respect to a claimed default or event or condition of the type referred to in **Section 11(e)**, deliver to the Holders an Officer's Certificate specifying (a) the nature and period of existence of any such claimed default, Default, Event of Default, condition or event, (b) the notice given or action taken by such Person in connection therewith, and (c) what action the Company has taken, is taking and proposes to take with respect thereto.

(c) *Lawsuits.* (i) Promptly upon the Company obtaining knowledge of the institution of, or written threat of, any action, suit, proceeding, governmental investigation or arbitration against or affecting the Company or any of its Subsidiaries or any property of the Company or any of its Subsidiaries not previously disclosed pursuant to **Section 5.8**, which action, suit, proceeding, governmental investigation or arbitration exposes, or in the case of multiple actions, suits, proceedings, governmental investigations or arbitrations arising out of the same general allegations or circumstances which expose, in the Company's reasonable judgment, the Company or any of its Subsidiaries to liability in an amount aggregating $1,000,000 or more (exclusive of claims covered by insurance policies of the Company or any of its Subsidiaries unless the insurers of such claims have disclaimed coverage or reserved the right to disclaim coverage on such claims and exclusive of claims covered by the indemnity of a financially responsible indemnitor in favor of the Company or any of its Subsidiaries (unless the indemnitor has disclaimed or reserved the right to disclaim coverage thereof)), give written notice thereof to the Holders and provide such other information as may be reasonably available to enable each Holder and its counsel to evaluate such matters; and (ii) in addition to the requirements set forth in **clause (i)** of this **Section 7.1(c)**, upon request of the Required Holders, promptly give written notice of the status of any action, suit, proceeding, governmental investigation or arbitration covered by a report delivered pursuant to **clause (i)** above and provide such other information as may be reasonably available to it that would not result in loss of any attorney-client privilege by disclosure to the Holders to enable each Holder and its counsel to evaluate such matters.

(d) *Material Developments.* Promptly and in any event within three (3) calendar days after the Company obtaining knowledge of the occurrence of any development in the business or affairs of the Company or any of its Subsidiaries which has resulted in or, which is likely in the reasonable judgment of the Company to result in, a Material Adverse Effect, or affects the value of, or the Collateral Agent's interest in, the Collateral, taken as a whole, in any material respect, deliver to the Holders a statement of the chief financial officer or treasurer of the Company setting forth details of each such development and the action which the Company or such Subsidiary, as the case may be, has taken and proposes to take with respect thereto.

(e) *ERISA Notices.* Deliver or cause to be delivered to the Holders, at the Company's expense, the following information and notices as soon as reasonably possible, and in any event:

(i) (x) within ten (10) Business Days after the Company obtains knowledge that a Termination Event has occurred, a written statement of the chief financial officer of the Company describing such Termination Event and the action, if any, which the Company has taken, is taking or proposes to take with respect thereto, and when known, any action taken or threatened by the IRS, DOL or PBGC with respect thereto and (y) within ten (10) Business Days after any member of the Controlled Group obtains knowledge that a Termination Event has occurred which could reasonably be expected to subject the Company to liability in excess of $1,000,000, a written statement of the chief financial officer of the Company describing such Termination Event and the action, if any, which the member of the Controlled Group has taken, is taking or proposes to take with respect thereto, and when known, any action taken or threatened by the IRS, DOL or PBGC with respect thereto;

(ii) within ten (10) Business Days after the Company or any of its Subsidiaries obtains knowledge that a non-exempt prohibited transaction (as defined in ERISA and the Code) has occurred, a statement of the chief financial officer of the Company describing such transaction and the action which the Company or such Subsidiary has taken, is taking or proposes to take with respect thereto;

(iii) within ten (10) Business Days after the Company or any of its Subsidiaries receives notice of any unfavorable determination letter from the IRS regarding the qualification of a Plan under Section 401(a) of the Code, copies of each such letter;

(iv) within ten (10) Business Days after the filing thereof with the IRS, a copy of each funding waiver request filed with respect to any Benefit Plan and all communications received by the Company or a member of the Controlled Group with respect to such request;

(v) within ten (10) Business Days after receipt by the Company or any member of the Controlled Group of the PBGC's intention to terminate a Benefit Plan or to have a trustee appointed to administer a Benefit Plan, copies of each such notice;

(vi) within ten (10) Business Days after receipt by the Company or any member of the Controlled Group of a notice from a Multiemployer Plan regarding the imposition of withdrawal liability, copies of each such notice;

(vii) within ten (10) Business Days after the Company or any member of the Controlled Group fails to make a required installment or any other required payment under Section 412 of the Internal Revenue Code on or before the due date for such installment or payment, a notification of such failure; and

(viii) within ten (10) Business Days after the Company or any member of the Controlled Group knows or has reason to know that (a) a Multiemployer Plan has been terminated, (b) the administrator or plan sponsor of a Multiemployer Plan intends to terminate a Multiemployer Plan, or (c) the PBGC has instituted or will institute proceedings under Section 4042 of ERISA to terminate a Multiemployer Plan.

For purposes of this **Section 7.1(e)**, the Company, any of its Subsidiaries and any member of the Controlled Group shall be deemed to know all facts known by the Administrator of any Plan of which the Company or any member of the Controlled Group or such Subsidiary is the plan sponsor.

(f) *Other Reports.* Deliver or cause to be delivered to the Holders copies of all financial statements, reports and notices, if any, sent or made available generally by the Company to owners of ownership, membership or other equity interests in the Company or filed with the Commission by the Company, all press releases made available generally by the Company or any of the Company's Subsidiaries to the public concerning material developments in the business of the Company or any such Subsidiary and all notifications received from the Commission by the Company or its Subsidiaries pursuant to the Securities Exchange Act and the rules promulgated thereunder.

(g) *Environmental Notices.* As soon as possible and in any event within ten (10) days after receipt by the Company or any of its Subsidiaries, a copy of (i) any notice or claim to the effect that the Company or any of its Subsidiaries is or may be liable to any Person as a result of the Release by the Company, any of its Subsidiaries, or any other Person of any Contaminant into the environment, and (ii) any notice alleging any violation of any Environmental, Health or Safety Requirements of Law by the Company or any of its Subsidiaries if, in either case, such notice or claim relates to an event which could reasonably be expected to subject the Company or any of its Subsidiaries to liability in excess of $5,000,000.

(h) *Other Information.* Promptly upon receiving a request therefor from any Holder, prepare and deliver to the Holders such other information with respect to the business, Property, prospects, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries as from time to time may be reasonably requested by any Holder.

Section 7.2. *Inspection.* The Company shall permit the representatives of each holder of Notes that is an Institutional Investor:

(a) *No Default* - if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the affairs, finances and accounts of the Company and its Subsidiaries with the Company's officers, and (with the consent of the Company, which consent will not be unreasonably withheld) its independent public accountants, and (with the consent of the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the Company and each Subsidiary, all at such reasonable times and as often as may be reasonably requested in writing; and

(b) *Default* - if a Default or Event of Default then exists, at the expense of the Company to visit and inspect any of the offices or properties of the Company or any Subsidiary, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants (and by this provision the Company authorizes said accountants to discuss the affairs, finances and accounts of the Company and its Subsidiaries), all at such times and as often as may be requested.

Section 7.3. Information Required by Rule 144A. The Company covenants that it will upon the request of the holder of any Note, provide such holder, and any qualified institutional buyer designated by such holder, such financial and other information as such holder may reasonably determine to be necessary in order to permit compliance with the information requirements of Rule 144A under the Securities Act in connection with the resale of Notes, except at such times as the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. For the purpose of this **Section 7.4**, the term "qualified institutional buyer" shall have the meaning specified in Rule 144A under the Securities Act.

SECTION 8. PREPAYMENT OF THE NOTES.

Section 8.1. Required Prepayments.

(a) *Without Make-Whole Premium.* (i) On December 30, 2006 and December 30, 2007 the Company will prepay $6,666,667 principal amount (or such lesser principal amount as shall then be outstanding) of the Series G Notes at par and without payment of the Make-Whole Amount or any premium, *provided* that upon any partial prepayment of the Series G Notes pursuant to **Section 8.2** or purchase of the Series G Notes permitted by **Section 8.5** the principal amount of each required prepayment of the Series G Notes becoming due under this **Section 8.1** on and after the date of such prepayment or purchase shall be reduced in the same proportion as the aggregate unpaid principal amount of the Series G Notes is reduced as a result of such prepayment or purchase.

(ii) On December 17, 2007 the Company will prepay $12,500,000 principal amount (or such lesser principal amount as shall then be outstanding) of the Series H Notes at par and without payment of the Make-Whole Amount or any premium, *provided* that upon any partial prepayment of the Series H Notes pursuant to **Section 8.2** or purchase of the Series H Notes permitted by **Section 8.5** the principal amount of each required prepayment of the Series H Notes becoming due under this **Section 8.1** on and after the date of such prepayment or purchase shall be reduced in the same proportion as the aggregate unpaid principal amount of the Series H Notes is reduced as a result of such prepayment or purchase.

(b) *With Make-Whole Premium.* (i) On the last day of each month commencing with April 30, 2002 through and including December 31, 2002, the Company will prepay the Notes in an aggregate principal amount equal to the product of the Series C-H Note Principal Allocation times $1,166,667, together with the Make-Whole Amount payable with respect thereto; *provided* that no portion of such prepayment shall be applied to any Deferral Fee Note or Make-Whole Note.

(ii) On the last day of each month commencing with January 31, 2003 through December 31, 2003, the Company will prepay the Notes in an aggregate principal amount equal to the product of the Series C-H Note Principal Allocation times $4,958,333, together with the Make-Whole Amount payable with respect thereto; *provided* that no portion of such prepayment shall be applied to any Deferral Fee Note or Make-Whole Note.

(iii) Within three Business Days after the each of each fiscal quarter of the Company (commencing with the fiscal quarter ending on June 30, 2002), the Company will prepay the Notes in an aggregate principal amount equal to the product of the Series C-H Note Principal Allocation times the Excess Cash Flow if positive, for such quarter, together with the Make-Whole Amount payable with respect thereto; *provided* that no portion of such prepayment shall be applied to any Deferral Fee Note or Make-Whole Note.

(iv) All prepayments made under and pursuant to this **Section 8.1(b)** shall be applied in accordance with the terms and provisions of **Section 8.3**. All amounts of Make-Whole Amount due and payable with respect to such prepayments shall be added to the outstanding principal amount of the Make-Whole Notes and an appropriate entry on the grid attached thereto shall be made by each holder of such Make-Whole Notes.

Section 8.2. Optional Prepayments with Make-Whole Amount. The Company may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Notes (other than the Deferral Fee Notes and the Make-Whole Notes unless all Notes are paid in full at such time), in an amount not less than 10% of the aggregate principal amount of the Notes then outstanding in the case of a partial prepayment (but if in the case of a partial prepayment, then against each series of Notes in proportion to the aggregate principal amount outstanding on each series), at 100% of the principal amount so prepaid, plus the Make-Whole Amount determined for the prepayment date with respect to such principal amount. The Company will give each holder of Notes written notice of each optional prepayment under this **Section 8.2** not less than 30 days and not more than 60 days prior to the date fixed for such prepayment. Each such notice shall specify (a) such date, (b) the aggregate principal amount of the Notes to be prepaid on such date, (c) the principal amount of each series of Notes to be prepaid and the principal amount of each Note held by such holder to be prepaid (in each case determined in accordance with **Section 8.3**), and (d) the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. Two Business Days prior to such prepayment, the Company shall deliver to each holder of Notes a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

Section 8.3. Allocation of Partial Prepayments. In the case of each partial prepayment of the Notes and any prepayment made under **Section 8.1(b)**, the principal amount of the Notes to be prepaid shall be: (a) allocated among each series of Notes in proportion to the aggregate unpaid principal amount of each such series of Notes (not counting Make-Whole Notes and

Deferred Fee Notes for this purpose), and (b) allocated pro rata among all of the holders of each series of Notes at the time outstanding in accordance with the unpaid principal amount thereof; *provided* that, within each series, all such partial prepayments shall be applied against the principal amount of the Notes of such series scheduled to become due in the inverse order of maturity thereof.

Section 8.4. Maturity; Surrender, etc. In the case of each prepayment of Notes pursuant to this **Section 8**, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment, together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount, if any. From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue. Any Note paid or prepaid in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

Section 8.5. Purchase of Notes. The Company will not and will not permit any Affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any series of the outstanding Notes or any part or portion of any thereof, except upon the payment or prepayment of each series of the Notes in accordance with the terms of this Agreement and the Notes. The Company will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment, prepayment or purchase of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

Section 8.6. Make-Whole Amount. The term *"Make-Whole Amount"* means, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, *provided* that the Make-Whole Amount may in no event be less than zero. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

"Called Principal" means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to **Sections 8.1(b) or 8.2** or has become or is declared to be immediately due and payable pursuant to **Section 12.1**, as the context requires.

"Discounted Value" means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

"Reinvestment Yield" means, with respect to the Called Principal of any Note, .50% over the yield to maturity implied by (a) the yields reported, as of 10:00 A.M. (New York City time) on the second Business Day preceding the Settlement Date with respect

to such Called Principal, on the display designated as "Page PX1" on the Bloomberg Financial Markets Services Screen (or such other display as may replace Page PX1 on the Bloomberg Financial Markets Services Screen) for actively traded U.S. Treasury securities having a maturity closest to the Remaining Average Life of such Called Principal as of such Settlement Date, or (b) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable, the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H. 15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. Such implied yield will be determined, if necessary, by (i) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (ii) interpolating linearly between (1) the actively traded U.S. Treasury security with the duration closest to and greater than the Remaining Average Life of such Called Principal and (2) the actively traded U.S. Treasury security with the duration closest to and less than the Remaining Average Life.

"Remaining Average Life" means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (a) such Called Principal into (b) the sum of the products obtained by multiplying (i) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (ii) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

"Remaining Scheduled Payments" means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, *provided* that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to **Sections 8.1(b), 8.2** or **12.1**.

"Settlement Date" means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to **Sections 8.1(b) or 8.2** or has become or is declared to be immediately due and payable pursuant to **Section 12.1**, as the context requires.

Notwithstanding anything to the contrary contained herein or in the Notes, for purposes of computing any Make-Whole Amount under this Agreement, (1) the "scheduled due date" of the Called Principal of the Series C Notes shall be deemed to be March 13, 2002 and (2) all Remaining Scheduled Payments on the Notes shall be determined on the assumption that the interest rates borne by the Notes are as follows: (A) with respect to the Series C Notes, 7.16% per annum, (B) with respect to the Series D Notes, 7.31% per annum, (C) with respect to the Series E Notes, 7.36% per annum, (D) with respect to the Series F Notes, 7.47% per annum, (E) with respect to the Series G Notes, 7.53% per annum and (F) with respect to the Series H Notes, 7.55% per annum.

SECTION 9. AFFIRMATIVE COVENANTS.

The Company covenants that from and after the date of the Closing and continuing so long as any of the Notes are outstanding:

Section 9.1. Existence, Etc. Except with respect to the inactive Subsidiaries identified on **Schedule 5.4** hereof, the Company shall, and shall cause each of its Subsidiaries to, at all times maintain its existence and preserve and keep, or cause to be preserved and kept, in full force and effect its rights and franchises material to its businesses, and except that any Subsidiary of the Company may merge with or liquidate into the Company or any other Subsidiary of the Company, *provided* that the surviving entity expressly assumes any liabilities, if any, of any of such Subsidiaries with respect to the Obligations pursuant to an assumption agreement reasonably satisfactory to the Required Holders and *provided further* that the consolidated net worth of the surviving corporation is not less than the consolidated net worth of the Subsidiary with any liability with respect to the Obligations immediately prior to such merger. The Holders acknowledge that the Company intends to, and the Company hereby agrees to, legally dissolve by no later than sixty (60) days after the Closing the inactive Subsidiaries identified on **Schedule 5.4** hereof, and the Holders expressly consent to such dissolution.

Section 9.2. Powers. The Company shall, and shall cause each of its Subsidiaries to, qualify and remain qualified to do business in each jurisdiction in which the nature of its business requires it to be so qualified and where the failure to be so qualified will have or is reasonably likely to have a Material Adverse Effect.

Section 9.3. Compliance with Laws, Etc. The Company shall, and shall cause its Subsidiaries to, (a) comply with all Requirements of Law and all restrictive covenants affecting such Person or the business, properties, assets or operations of such Person, and (b) obtain as needed all permits, licenses and franchises necessary for its operations and maintain such permits in good standing unless failure to comply or obtain could not reasonably be anticipated to have a Material Adverse Effect.

Section 9.4. Payment of Taxes and Claims. The Company shall pay, and cause each of its Subsidiaries to pay, (a) all taxes, assessments and other governmental charges imposed upon it or on any of its properties or assets or in respect of any of its franchises, business, income or property before any penalty or interest accrues thereon, and (b) all claims (including, without limitation, claims for labor, services, materials and supplies) for sums which have become due and payable and which by law have or may become a Lien (other than a Lien permitted by **Section 10.2(c)**) upon any of the Company's or such Subsidiary's property or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; *provided, however*, that no such taxes, assessments and governmental charges referred to in **clause (a)** above or claims referred to in **clause (b)** above (and interest, penalties or fines relating thereto) need be paid if being contested in good faith by appropriate proceedings diligently instituted and conducted and if such reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor; and *provided further* that no Default or Event of Default shall arise or occur with respect to this **Section 9.4** unless unpaid taxes, assessments, governmental charges and claims (other than those being contested pursuant to the preceding proviso) exceed $1,000,000 in the aggregate.

Section 9.5. Intentionally Omitted.

Section 9.6. Inspection of Property; Books and Records; Discussions. In addition to the provisions set forth in **Section 7.2,** the Company shall permit, and cause each of the Company's Subsidiaries to permit, (a) any authorized representative(s) designated by any Holder to visit and inspect any of the properties of the Company or any of its Subsidiaries, to examine, audit, check and make copies of their respective financial and accounting records, books, journals, orders, receipts and any correspondence and other data relating to their respective businesses or the transactions contemplated hereby (including, without limitation, in connection with environmental compliance, hazard or liability), and to discuss their affairs, finances and accounts with their directors, officers, employees and independent certified public accountants, and (ii) permit the Collateral Agent or any of its agents or representatives to conduct a comprehensive field audit of its books, records, properties and assets, including without limitation, the Collateral, all upon reasonable notice, at such reasonable times during normal business hours, as often as may be reasonably requested and at the cost and expense of the Company; *provided*, *however*, so long as no Event of Default has occurred and is continuing, the Collateral Agent shall not conduct more than one (1) such comprehensive field audit during any twelve (12) month period and the reimbursable cost associated therewith shall not exceed $15,000. The Company shall keep and maintain, and cause each of the Company's Subsidiaries to keep and maintain, in all material respects, proper books of record and account in which entries in conformity with GAAP shall be made of all dealings and transactions in relation to their respective businesses and activities. If a Default has occurred and is continuing, the Company, upon the request of the Required Holders, shall turn over any such records to the Holders or their representatives.

Section 9.7. ERISA Compliance. The Company shall, and shall cause each of the Company's Subsidiaries and ERISA Affiliates to, establish, maintain and operate all Plans to comply in all material respects with the provisions of ERISA, the Code, all other applicable laws, and the regulations and interpretations thereunder and the respective requirements of the governing documents for such Plans.

Section 9.8. Maintenance of Properties; Insurance. The Company shall maintain, preserve and protect all Property that is material to the conduct of the business of the Company or any of its Subsidiaries and keep such Property in good repair, working order and condition and from time to time make, or cause to be made all needful and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith may be properly conducted at all times in accordance with customary and prudent business practices for similar businesses; and maintain in full force and effect insurance with responsible and reputable insurance companies or associations in such amounts, on such terms and covering such risks, including fire and other risks insured against by extended coverage, as is usually carried by companies engaged in similar businesses and owning similar properties similarly situated and maintain in full force and effect public liability insurance, insurance against claims for personal injury or death or property damage occurring in connection with any of its activities or any properties owned, occupied or controlled by it, in such amounts as it shall reasonably deem necessary, and maintain such other insurance as may be required by law. The Company shall deliver to the Collateral Agent, by no later than thirty (30) days after the Closing, endorsements (y) to all "All Risk" physical damage insurance policies on all of the Company's and its Subsidiaries' tangible personal property and assets and business interruption insurance policies naming the Collateral Agent as loss payee, and (z) to all general liability and other liability policies naming the Collateral Agent and each Holder as an additional insured. In the event the Company or any of its Subsidiaries, at any time or times hereafter shall fail to obtain or maintain any of the policies of insurance required herein or to pay any premium in whole or in part relating thereto, then the Collateral Agent, without waiving or releasing any obligations or resulting Default hereunder, may at any time or times thereafter (but shall be under no obligation to do so) obtain and maintain such policies of insurance and pay such premiums and take any other action with respect thereto which the Collateral Agent deems advisable.

Section 9.9. Environmental Compliance. The Company and its Subsidiaries shall comply with all Environmental, Health or Safety Requirements of Law, except where noncompliance will not have or is not reasonably likely to subject the Company and its Subsidiaries to liability, individually or in the aggregate, in excess of $5,000,000 (excluding amounts covered by indemnity claims that are not in dispute).

Section 9.10. Foreign Employee Benefit Compliance. The Company shall, and shall cause each of its Subsidiaries and ERISA Affiliates to, establish, maintain and operate all Foreign Employee Benefit Plans to comply in all material respects with all laws, regulations and rules applicable thereto and the respective requirements of the governing documents for such Plans, except for failures to comply which, in the aggregate, would not result in liability in excess of $1,000,000.

Section 9.11. Maintenance of Rights. The Company shall obtain and maintain, and shall cause each of its Subsidiaries to obtain and maintain, in full force and effect all licenses, franchises, permits other similar rights necessary for the operation of its business, except where the failure to obtain or maintain such rights does not have and could not reasonably be expected to have a Material Adverse Effect.

Section 9.12. Conduct of Business. Subject to **Sections 9.1(a)** and **10.2(h)**, the Company will continue, and will cause each Subsidiary to continue, to engage primarily in the material lines of business which the Company and its Subsidiaries operate, respectively, as of the Closing.

Section 9.13. Subsidiary Documentation. As soon as practicable and in any event within 30 days after any Person becomes a Domestic Subsidiary of the Company, the Company shall cause each such Person to execute and deliver a Note Guaranty to the Holders and Collateral Documents to the Collateral Agent and to deliver or cause to be delivered to the Holders (in the case of a Note Guaranty) and the Collateral Agent (in the case of any Collateral Documents) all related documentation with respect to the execution and delivery of such Note Guaranty and Collateral Documents by such Person that the Holders or Collateral Agent may reasonably request, including, without limitation, certified resolutions, incumbency certificates, organizational documents and legal opinions.

Section 9.14. Collateral Documents; Post-Closing Real Estate Covenants. (a) The Company shall execute or cause to be executed:

(1) on or prior to the Closing, (i) the Security Agreement, (ii) one or more Pledge Agreements with respect to all of the Capital Stock owned by the Company and its Domestic Subsidiaries of each of the Domestic Subsidiaries in existence on the Closing, (iii) a Mortgage from the title owner of the Lafayette Property with respect to the Lafayette Property, and (iv) such vehicle title applications (other than with respect to vehicles subject to the Fleet Lease Transaction or the National City Lease Transaction) as the Collateral Agent may request, accompanied by the relevant vehicle titles and fees to be filed with the applicable Governmental Authorities to reflect the Collateral Agent as lienholder;

(2) (i) within five (5) Business Days after any Subsidiary becoming a Domestic Subsidiary, a Pledge Agreement (or supplement thereto) with respect to all of the Capital Stock of such Subsidiary owned by the Company and its Domestic Subsidiaries and (ii) within thirty (30) days after any Subsidiary becoming a First Tier Foreign Subsidiary, a pledge agreement (or supplement thereto) or share mortgage in favor of the Collateral Agent for the benefit of the Secured Parties with respect to the lesser of (x) 100% (or, in respect of any First Tier Foreign Subsidiary, 65% so long as a 100% pledge would cause such First Tier Foreign Subsidiary's accumulated and undistributed earnings and profits to be deemed to be repatriated to the Company or a Domestic Subsidiary for U.S. federal income tax purposes) of all the outstanding Capital Stock of each First Tier Foreign Subsidiary and (y) all of the outstanding Capital Stock of each First Tier Foreign Subsidiary currently or hereafter owned by the Company and its Domestic Subsidiaries; and *provided* that no such pledge of the Capital Stock of a First Tier Foreign Subsidiary shall be required hereunder to the extent such pledge is prohibited by applicable law or the Collateral Agent and its counsel reasonably determine that such pledge would not provide material Collateral for the benefit of the Secured Parties pursuant to legally binding, valid and enforceable Pledge Agreements;

(3) within five (5) Business Days after any Subsidiary becoming a Guarantor, a supplement to the Security Agreement (in the form attached thereto), and the other documents required by the Collateral Agent in connection therewith;

(4) within thirty (30) days after the Company or any Domestic Subsidiary acquires any fee interest in real property, a Mortgage executed by such acquiring Person,

accompanied by such title reports, title insurance, surveys, appraisals and environmental reports (collectively, "*Real Estate Instruments*") as are requested by the Collateral Agent (*provided* that the foregoing shall not apply to any real property that is (1) or is expected to be the subject of the SunTrust Sale Leaseback or (2) identified on **Schedule 9.14(a)** hereof;

(5) within ten (10) days after any Loan Party acquires an ownership interest in any vehicle and other item of rolling stock subject to a certificate of title law, to the extent so required by the Collateral Agent, an appropriate vehicle title application (other than with respect to vehicles subject to the Fleet Lease Transaction or the National City Lease Transaction) accompanied by the relevant vehicle title and fee to be filed with the applicable Governmental Authority to reflect the Collateral Agent as lienholder with respect to such vehicle or other item of rolling stock;

and the Company shall deliver to the Collateral Agent all such Pledge Agreements, Note Guarantees and other Collateral Documents, together with appropriate corporate resolutions and other documentation (including opinions, UCC financing statements, real estate title insurance policies, environmental reports, the stock certificates representing the Capital Stock subject to such pledge, stock powers with respect thereto executed in blank, and such other documents as shall be reasonably requested to perfect the Lien of such pledge) in each case in form and substance reasonably satisfactory to the Collateral Agent; *provided* that, with respect to the pledge of Capital Stock in First Tier Foreign Subsidiaries in existence on the date hereof and vehicles and real estate owned by the Company or any of its Domestic Subsidiaries on the date hereof, such relevant Pledge Agreements, vehicle title applications and Real Estate Instruments are required to be delivered hereunder at the times and in the manner required in writing by the Holders.

(b) In addition to the terms and provisions of **Section 9.14(a)**, the Company shall, and shall cause its Subsidiaries to, within the time periods set forth below (to the extent such actions have not occurred on or prior to the Closing), cause the following to occur:

(1) with respect to the Layfayette Property: (a) within seven (7) days of the Closing, deliver an executed Mortgage and record and/or file such Mortgage with the local recorder of deeds/registrar of titles; (b) within seven (7) days of the Closing, deliver a Lender's 1970 ALTA form of title insurance policy (or executed Pro-Forma thereof) in favor of the Collateral Agent in the amount of the net book value of the Lafayette Property; (c) within sixty (60) days of the Closing, deliver a Phase I Environmental Assessment addressed to and in form and substance reasonably satisfactory to the Holders, and prepared by an environmental engineering firm reasonably acceptable to the Holders; (d) within seven (7) days of the Closing, deliver a legal opinion in the form as set forth in **Exhibit 4.4(c)** hereto from Baker & Daniels regarding such Mortgage; (e) within seventy-five (75) days of the Closing, deliver an ALTA plat of survey prepared by a surveyor licensed in the State of Indiana with respect to the Layfayette Property; and (f) within sixty (60) days of delivery of the survey, cause any necessary adjustments or modifications to the Mortgage or the title insurance policy as may be reasonably required to reflect the survey and the facts set forth therein on the title insurance policy and the Mortgage;

(2) with respect to each Material Real Estate Property: (a) within fifteen (15) days of the Closing, deliver an executed Mortgage and record and/or file such Mortgage with the local recorder of deeds/registrar of titles; (b) within thirty (30) days of the Closing, deliver a Lender's 1970 ALTA form of title insurance policy (or executed Pro-Forma thereof) in favor of the Collateral Agent in the amount of the net book value of the such property; (c) within sixty (60) days of the Closing, deliver a Phase I Environmental Assessment addressed to and in form and substance reasonably satisfactory to the Holders, and prepared by an environmental engineering firm reasonably acceptable to the Holders; (d) within thirty (30) days of the Closing, deliver a legal opinion in the form as set forth in **Exhibit 4.4(c)** hereto from special local counsel reasonably satisfactory to the Holders regarding such Mortgage; (e) within seventy-five (75) days of the Closing, deliver an ALTA plat of survey prepared by a surveyor licensed in the state where such property is located with respect to such property; and (f) within sixty (60) days of delivery of the survey, cause any necessary adjustments or modifications to the Mortgage or the title insurance policy as may be reasonably required to reflect the survey and the facts set forth therein on the title insurance policy and the Mortgage;

(3) with respect to each Significant Real Estate Property: (a) within forty-five (45) days of the Closing, deliver an executed Mortgage and record and/or file such Mortgage with the local recorder of deeds/registrar of titles; and (b) within forty-five (45) days of the Closing, deliver a Lender's 1970 ALTA form of title insurance policy (or executed Pro-Forma thereof) in favor of the Collateral Agent in the amount of the net book value of the such property;

(4) with respect to all other real property owned by the Company or its Domestic Subsidiaries: (a) within sixty (60) days of the Closing, deliver an executed Mortgage and record and/or file such Mortgage with the local recorder of deeds/registrar of titles; and

(5) with respect to all properties which are anticipated to be included in the SunTrust Sale Leaseback, the Company agrees that if such SunTrust Sale Leaseback is not consummated on or prior to December 31, 2002, or if any property which was anticipated to be included in such SunTrust Sale Leaseback and is not so included, the Company shall comply or cause its Domestic Subsidiaries to comply with the terms and provisions of this **Section 9.14(b)** with respect to each such property on or prior to December 31, 2002 in the case of all such properties if the SunTrust Sale Leaseback is not consummated and within forty-five (45) days from the date any property is no longer anticipated to be included in the SunTrust Sale Leaseback.

Section 9.15. Restructuring Consultant. The Company shall engage and retain, until such time as the Required Secured Parties so require, a restructuring consulting firm acceptable to the Required Secured Parties and the Company shall cause such restructuring consulting firm to deliver such financial reports, statements and analysis to any Holders as such Holder may reasonably request from time to time. Each Holder hereby acknowledges that the Company has engaged and retained PricewaterhouseCoopers as its restructuring consultant and agrees that PricewaterhouseCoopers is acceptable to each Holder.

Section 9.16. Chief Restructuring Officer. In the event the Company has not appointed a full-time permanent chief executive officer by September 30, 2002, the Company shall appoint and retain, until a full-time permanent chief executive officer of the Company is appointed, a chief restructuring officer with such qualifications and experience as are acceptable to the Required Secured Parties, which officer shall report directly to the Company's board of directors. The Company shall vest such officer with control over the operations of the Company and its Subsidiaries. Furthermore, until a full-time permanent chief executive officer of the Company is appointed, the Company hereby agrees to furnish to the Holders, promptly and in any event within (a) three (3) calendar days after the Company obtaining knowledge thereof, a statement of the chief financial officer or treasurer of the Company setting forth details of any and all material developments in the Company's search for a full-time permanent chief executive officer and (b) 15 days after the end of each calendar month, a statement of the chief financial officer or treasurer of the Company setting forth details of any and all steps the Company proposes to take with respect to selecting a full-time permanent chief executive officer.

Section 9.17. Approved Refinancing Indebtedness. The Company shall incur Approved Refinancing Indebtedness on or prior to March 30, 2004 in an aggregate principal amount equal to or in excess of the amount of Indebtedness of the Company which matures on March 30, 2004.

SECTION 10. NEGATIVE COVENANTS; FINANCIAL COVENANTS.

Section 10.1. Fiscal Year 2004 Covenants. The Company covenants that from and after December 31, 2003 and continuing so long as any of the Notes are outstanding:

(a) *Consolidated Tangible Net Worth.* The Company will at all times keep and maintain Consolidated Tangible Net Worth at an amount not less than the sum of (i) $110,000,000 *plus* (ii) 75% of Consolidated Net Income computed on a cumulative basis for each of the elapsed fiscal quarters ending after December 31, 2003; *provided* that notwithstanding that Consolidated Net Income for any such elapsed fiscal quarter may be a deficit figure, no reduction as a result thereof shall be made on the sum to be maintained pursuant hereto.

(b) *Funded Debt.* The aggregate amount of all Consolidated Funded Debt shall not at any time exceed 50% of Consolidated Total Capitalization.

(c) *Priority Debt.* The aggregate amount of all Consolidated Priority Debt outstanding at any time shall not exceed 20% of Consolidated Tangible Net Worth.

(d) *Minimum Interest Coverage Ratio.* The Company shall not permit the Interest Coverage Ratio as of the last day of each fiscal quarter of the Company (commencing with the fiscal quarter ending on or about March 30, 2004), for the period of four consecutive fiscal quarters then ending, to be less than 4.00 to 1.

(e) *Maximum Leverage Ratio.* The Company shall not permit the ratio of (i) Consolidated Funded Debt to (ii) Consolidated EBITDA as of the last day of each fiscal quarter of the Company (commencing with the fiscal quarter ending on or about March 30, 2004), for the period of four consecutive fiscal quarters then ending, to be greater than 2.85 to 1.

Section 10.2. Negative Covenants. The Company covenants that from and after the Closing and continuing so long as any of the Notes are outstanding:

(a) *Indebtedness.* Neither the Company nor any of its Subsidiaries shall directly or indirectly create, incur, assume or otherwise become or remain directly or indirectly liable with respect to any Indebtedness, except:

(i) the Obligations;

(ii) Permitted Existing Indebtedness;

(iii) Indebtedness arising from intercompany loans from the Company or any Subsidiary to any Subsidiary so long as intercompany loans from the Company or any Domestic Subsidiary to a Foreign Subsidiary shall not exceed an aggregate of $5,000,000 during the term of this Agreement;

(iv) Indebtedness with respect to surety, appeal and performance bonds obtained by the Company or any of its Subsidiaries in the ordinary course of business;

(v) Indebtedness constituting Contingent Obligations permitted by **Section 10.2(e)**;

(vi) unsecured Indebtedness and other liabilities incurred in the ordinary course of business and consistent with past practice, but not incurred through the borrowing of money or the obtaining of credit (other than customary trade terms);

(vii) Indebtedness evidenced by the Bank Notes and other Indebtedness under the Credit Agreement in an aggregate principal amount not to exceed $125,000,000 plus the PIK Notes (as defined in the Credit Agreement);

(viii) Indebtedness incurred in connection with the Receivables Purchase Documents; *provided* that Receivables Facility Attributed Indebtedness incurred in connection therewith does not exceed $110,000,000 in the aggregate at any time;

(ix) other unsecured Indebtedness in an aggregate principal amount not exceeding $3,000,000 at any time outstanding; and

(x) the Approved Refinancing Indebtedness.

(b) *Sales of Assets.* Except in connection with the SunTrust Sale Leaseback and the sale of any of the assets and properties or consummation of the transactions identified on **Schedule 10.2(b)** hereto, neither the Company nor any of its Subsidiaries shall sell, assign, transfer, lease, convey or otherwise dispose of any property, whether now owned or hereafter acquired, or any income or profits therefrom, or enter into any agreement to do so, except:

(i) sales of inventory in the ordinary course of business;

(ii) the disposition of obsolete equipment in the ordinary course of business;

(iii) Permitted Receivables Transfer;

(iv) sales by Apex Trailer Leasing & Rentals, L.P. in the ordinary course of business of lease and other finance contract receivables and equipment subject to lease, if such transaction (a) is for not less than fair market value and (b) when combined with all other such sales during the then current fiscal year represents disposition of not greater than 50% of Apex Trailer Leasing & Rentals, L.P.'s Tangible Assets at the end of the immediately preceding fiscal year;

(v) transfers of assets by the Company or any Subsidiary to any Subsidiary so long as (1) in the case of a transferee which is a Domestic Subsidiary, the security interests granted pursuant to the Collateral Documents in the events so transferred shall remain in full force and effect and perfected and (2) transfers of assets by the Company or any Domestic Subsidiary to any Foreign Subsidiary shall not exceed an aggregate of $1,000,000 during the term of this Agreement.

(c) *Liens.* Neither the Company nor any of its Subsidiaries shall directly or indirectly create, incur, assume or permit to exist any Lien on or with respect to any of their respective property or assets except:

(i) Permitted Existing Liens;

(ii) Customary Permitted Liens;

(iii) purchase money Liens (including the interest of a lessor under a Capitalized Lease and Liens to which any property is subject at the time of the acquisition thereof by the Company or one of its Subsidiaries) securing permitted purchase money Indebtedness; *provided* that such Liens shall not apply to any property of the Company or its Subsidiaries other than that purchased or subject to such Capitalized Lease;

(iv) Liens arising in connection with the Permitted Receivables Transfer;

(v) Environmental Liens securing liabilities, claims, costs or damages not exceeding $5,000,000 in the aggregate;

(vi) Liens created by the Collateral Documents; and

(vii) Liens granted by a Foreign Subsidiary on Property located in Canada to the extent securing Indebtedness permitted by **Section 10.2(a)(iii)**.

In addition, neither the Company nor any or its Subsidiaries shall, after the date hereof, become a party to any agreement, note, indenture or other instrument (other than the Intercreditor Agreement), or take any other action, which would prohibit the creation of a Lien on any of its properties or other assets in favor of the Collateral Agent for the benefit of itself and the Secured Parties as collateral for the Secured Obligations; *provided* that any agreement, note, indenture or other instrument in connection with permitted purchase money Indebtedness (including Capitalized Lease Obligations) may prohibit the creation of a Lien in favor of the Collateral Agent for the benefit of itself and the Secured Parties on the items of property obtained with the proceeds of such permitted purchase money Indebtedness; and *provided further* that the Receivables Purchase Documents may prohibit the creation of a Lien in favor of the Collateral Agent for the benefit of itself and the other Secured Parties on the assets of WNC and on the "Transferred Assets" (as defined in the Receivables Sale Agreement) of the Originators.

(d) *Investments*. Neither the Company nor any of its Subsidiaries shall directly or indirectly make or own any Investment except:

(i) Investments in Cash Equivalents;

(ii) Permitted Existing Investments;

(iii) Investments received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(iv) Investments consisting of deposit accounts maintained by the Company or any of its Subsidiaries in connection with their cash management systems;

(v) Investments with respect to Indebtedness permitted pursuant to **Section 10.2(a)(iii)**;

(vi) Existing Investments in any Subsidiaries;

(vii) Investments consisting of minority interests and joint ventures and loans or advances to such entities, *provided* that at the time any such Investment is made the amount of all Investments under this **clause (vii)** (including such new Investment, and including all Permitted Existing Investments that are of the type covered by this **clause (vii))** does not exceed $5,000,000 at such time;

(viii) Investments in WNC required in connection with the Receivables Purchase Documents; and

(ix) Investments in connection with Permitted Acquisitions.

(e) *Contingent Obligations*. Neither the Company nor any of its Subsidiaries shall directly or indirectly create or become or be liable with respect to any Contingent Obligation, except: (i) recourse obligations resulting from endorsement of negotiable instruments for collection in the ordinary course of business; (ii) Permitted Existing Contingent Obligations and any extensions, renewals or replacements thereof, *provided* that any such extension, renewal or replacement is not greater than the Indebtedness under, and shall be on terms no less favorable to the Company or such Subsidiary than the terms of, the Permitted Existing Contingent Obligation being extended, renewed or replaced; (iii) obligations, warranties, and indemnities, not relating to Indebtedness of any Person, which have been or are undertaken or made in the ordinary course of business and not for the benefit of or in favor of an Affiliate of the Company or such Subsidiary; (iv) Contingent Obligations of the Company or any of its Subsidiaries with respect to any Indebtedness permitted by this Agreement; and (v) Contingent Obligations with respect to surety, appeal and performance bonds obtained by the Company or any Subsidiary in the ordinary course of business.

(f) *Acquisitions*. Neither the Company nor any of its Subsidiaries shall make any Acquisition other than a Permitted Acquisition.

(g) *Transactions with Shareholders or Affiliates*. Neither the Company nor any of its Subsidiaries shall directly or indirectly enter into or permit to exist any transaction (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with any holder or holders of any Equity Interests of the Company, or with any Affiliate of the Company which is not its Subsidiary, on terms that are less favorable to the Company or its Subsidiaries, as applicable, than those that might be obtained in an arm's length transaction at the time from Persons who are not such a holder or Affiliate.

(h) *Restriction on Fundamental Changes*. Neither the Company nor any of its Subsidiaries shall enter into any merger or consolidation, or liquidate, wind-up or dissolve (or suffer any liquidation or dissolution), or convey, lease, sell, transfer or otherwise dispose of, in one transaction or series of transactions, all or substantially all of the Company's or any such Subsidiary's business or property, whether now or hereafter acquired, except transactions permitted under **Sections 10.2(b) and 10.2(f)** and except that any Subsidiary of the Company may merge with or liquidate into the Company or any other Subsidiary of the Company, provided that the surviving entity expressly assumes any liabilities, if any, of either of such Subsidiaries with respect to the Obligations pursuant to an assumption agreement reasonably satisfactory to the Required Holders and provided further that the consolidated net worth of the surviving corporation is not less than the consolidated net worth of the Subsidiary with any liability with respect to the Obligations immediately prior to such merger.

(i) *Margin Regulations*. Neither the Company nor any of its Subsidiaries shall use all or any portion of the proceeds of any credit extended under this Agreement to purchase or carry Margin Stock.

(j) *ERISA*. The Company shall not:

(i) engage, or permit any of its Subsidiaries to engage, in any prohibited transaction described in Sections 406 of ERISA or 4975 of the Code for which a statutory or class exemption is not available or a private exemption has not been previously obtained from the DOL;

(ii) permit to exist any accumulated funding deficiency (as defined in Sections 302 of ERISA and 412 of the Internal Revenue Code), with respect to any Benefit Plan, whether or not waived;

(iii) fail, or permit any Controlled Group member to fail, to pay timely required contributions or annual installments due with respect to any waived funding deficiency to any Benefit Plan; or

(iv) terminate, or permit any Controlled Group member to terminate, any Benefit Plan which would result in any liability of the Company or any Controlled Group member under Title IV of ERISA.

(k) *Fiscal Year*. Neither the Company nor any of its consolidated Subsidiaries shall change its fiscal year for accounting or tax purposes from a period consisting of the 12-month period ending on December 31 of each calendar year.

(l) *Prepayment of Other Indebtedness*. Neither the Company nor any of its Subsidiaries shall make any optional prepayment, redemption, repurchase or defeasance of any Indebtedness of the Company or any such Subsidiary which would, in accordance with GAAP, constitute long-term Indebtedness, other than the Obligations, any intercompany indebtedness permitted by **Section 10.2(a)(iii)** and other Indebtedness described on **Schedule 10.2(l)** hereto.

(m) *Limitations on Restrictive Agreements*. Neither the Company nor any of its Subsidiaries shall enter into, or suffer to exist, any agreement (other than the Credit Agreement, the Series A Note Purchase Agreements and the Series I Note Purchase Agreement with any Person which, directly or indirectly, prohibits or limits the ability of any Subsidiary to (i) pay dividends or make other distributions to the Company or prepay any Indebtedness owed to Company or (ii) transfer any of its properties or assets to the Company (other than with respect to assets subject to Liens permitted by **Section 10.2(c)**).

(n) *Leases*. Except in connection with the SunTrust Sale Leaseback, the Fleet Lease Transaction and the National City Lease Transaction, the Company shall not create, incur, assume or suffer to exist, or permit any of its Subsidiaries to create, incur, assume or suffer to exist, any obligation as lessee for the rental or hire of any real or personal property, except: (i) leases existing on the date of this Agreement and any extensions or renewals thereof, but no increase in the amount payable thereunder; and (ii) leases (other than Capitalized Leases or leases constituting Off-Balance Sheet Liabilities) which do not in the aggregate require the Company and its Subsidiaries on a consolidated basis to make payments (including taxes, insurance, maintenance and similar expenses which the Company or any Subsidiary is required to pay under the terms of any lease) at any time during the term of this Agreement in excess of $3,500,000.

(o) [Intentionally Omitted.]

(p) *Hedging Obligations.* Enter into any interest rate, commodity or foreign currency exchange, swap, collar, cap or similar agreements evidencing Hedging Obligations, other than interest rate, foreign currency or commodity exchange, swap, collar, cap or similar agreements entered into by the Company pursuant to which the Company has hedged its actual or forecasted interest rate, foreign currency or commodity exposure. Such permitted hedging agreements entered into by the Company and any Lender or any affiliate of any Lender to hedge floating interest rate risk in an aggregate notional amount not to exceed at any time an amount equal to the outstanding balance of the Term Loans and the principal Indebtedness under the Senior Notes at such time are sometimes referred to herein as "*Interest Rate Agreements*".

(q) *Sales and Leasebacks.* Neither the Company nor any of its Subsidiaries shall become liable, directly, by assumption or by Contingent Obligation, with respect to any lease, whether an operating lease or a Capitalized Lease, of any Property (whether real or personal or mixed) (i) which it or one of its Subsidiaries sold or transferred or is to sell or transfer to any other Person, or (ii) which it or one of its Subsidiaries intends to use for substantially the same purposes as any other Property which has been or is to be sold or transferred by it or one of its Subsidiaries to any other Person in connection with such lease, unless (a) in either case the sale involved is not prohibited under **Section 10.2(b)** and the lease involved is not prohibited under **Section 10.2(a)** or (b) such sale and leaseback transaction is the SunTrust Sale and Leaseback. The parties hereto acknowledge and agree that the foregoing shall not operate to restrict, prohibit or prevent the Fleet Lease Transaction and the National City Lease Transaction.

(r) *Issuance of Disqualified and Preferred Stock.* Neither the Company nor any of its Subsidiaries shall issue any Disqualified Stock. The Company shall not issue any new shares of preferred stock and shall not permit any Subsidiary to issue any shares of preferred stock.

(s) *Corporate Documents.* Neither the Company nor any of its Subsidiaries shall amend, modify or otherwise change any of the terms or provisions in any of their respective constituent documents as in effect on the date hereof in any manner materially adverse to the ability of the Company or any of its Subsidiaries to perform their respective obligations under the Note Documents, without the prior written consent of the Required Holders. The Company shall not amend, modify or otherwise change any of the terms or provisions of the Fruehauf Preferred Stock.

(t) *Other Indebtedness.* The Company shall not amend, modify or supplement, or permit any Subsidiary to amend, modify or supplement (or consent to any amendment, modification or supplement of), any document, agreement or instrument evidencing the Bank Notes, the Senior Notes (other than the Notes), the NatCity Lease Transaction, the Fleet Lease Transaction, the Permitted Receivables Transfer or Subordinated Indebtedness (or any replacements, substitutions or renewals thereof) or pursuant to which any such Indebtedness is issued where such amendment, modification or supplement provides for the following or which has any of the following effects:

(i) increases the overall principal amount of any such Indebtedness or increases the amount of any single scheduled installment of principal or interest;

(ii) shortens or accelerates the date upon which any installment of principal or interest becomes due or adds any additional mandatory redemption provisions;

(iii) shortens the final maturity date of such Indebtedness or otherwise accelerates the amortization schedule with respect to such Indebtedness;

(iv) increases the rate of interest accruing on such Indebtedness;

(v) provides for the payment of additional fees or increases existing fees;

(vi) amends or modifies any financial or negative covenant (or covenant which prohibits or restricts the Company or a Subsidiary of the Company from taking certain actions) in a manner which is more onerous or more restrictive to the Company (or any Subsidiary of the Company) or which is otherwise materially adverse to the Company and/or the Lenders or, in the case of adding covenants, which places additional restrictions on the Company (or a Subsidiary of the Company) or which requires the Company or any such Subsidiary to comply with more restrictive covenants than the covenants set forth herein or which requires the Company to better its financial performance from that set forth in the financial covenants set forth herein;

(vii) amends, modifies or adds any covenant in a manner which, when taken as a whole, is materially adverse to the Company and/or the Holders;

(viii) amends, modifies or supplements any subordination provisions thereof;

(ix) amends or modifies the limitations on transfer provided therein; or

(x) reduces the lending commitments under the Credit Agreement or the availability under the Permitted Receivables Transfer facility.

(w) *No Changes to Standard Warranty.* The Company shall not, and shall cause its Subsidiaries to not, make any material changes to the warranty policies of the Company and its Subsidiaries in effect on the date of this Agreement.

(x) *Prohibition Against Trade-In-Value Guaranties.* The Company shall not, and shall cause its Subsidiaries to not, make any guarantee of trade-in values of trailers beyond six months in duration.

Section 10.3. Financial Covenants. The Company covenants that from and after the Closing and continuing so long as any of the Notes are outstanding:

(a) *Minimum Consolidated Tax Adjusted Equity.* If the Company shall have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Company shall, as of the last day of such fiscal quarter, maintain Consolidated Tax Adjusted Equity at an amount not less than the applicable "Minimum Consolidated Tax Adjusted Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Tax Adjusted Equity
March 31, 2003	$99,064,000
June 30, 2003	$100,681,000
September 30, 2003	$103,283,000
December 31, 2003	$96,504,000

(b) *Minimum Consolidated Equity.* If the Company shall not have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Company shall, as of the last day of such fiscal quarter, maintain Consolidated Equity at an amount not less than the applicable "Minimum Consolidated Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Equity
March 31, 2003	$87,882,000
June 30, 2003	$90,461,000
September 30, 2003	$94,751,000
December 31, 2003	$84,077,000

(c) *Maximum Leverage Valuation Ratio.* The Company shall not permit, as of the last day of each of the fiscal quarters specified below, the Leverage Valuation Ratio to exceed the applicable "Maximum Leverage Valuation Ratio" specified below:

Fiscal Quarter Ending	Maximum Leverage Valuation Ratio
June 30, 2002	0.95 to 1
September 30, 2002	0.95 to 1
December 31, 2002	0.95 to 1
March 31, 2003	0.85 to 1
June 30, 2003	0.80 to 1
September 30, 2003	0.80 to 1
December 31, 2003	0.75 to 1

(d) *Minimum Consolidated EBITDA.* (i) The Company shall, as of the last day of each of the fiscal quarters of the Company occurring in calendar year 2002, maintain

Consolidated EBITDA for the cumulative period commencing on April 1, 2002 and ending on the last day of such fiscal quarter, at an amount not less than $(20,000,000).

(ii) The Company shall, as of the last day of the calendar months specified below, maintain Consolidated EBITDA at an amount not less than the applicable "*Minimum Rolling 12 Month Consolidated EBITDA*" specified below for the period of 12 consecutive calendar months then ending:

Month Ending	Minimum Rolling 12 Month Consolidated EBITDA
January 31, 2003	$36,135,000
February 28, 2003	$36,620,000
March 31, 2003	$39,301,000
April 30, 2003	$40,541,000
May 31, 2003	$41,276,000
June 30, 2003	$42,192,000
July 31, 2003	$42,877,000
August 31, 2003	$43,422,000
September 30, 2003	$43,784,000
October 31, 2003	$43,941,000
November 30, 2003	$43,828,000
December 31, 2003	$43,539,000
January 31, 2004	$42,539,000

(e) *Minimum Interest Coverage Ratio.* The Company shall not permit the Interest Coverage Ratio as of the last day of each fiscal quarter of the Company (commencing with the fiscal quarter ending on or about March 31, 2003), for the period of four consecutive fiscal quarters then ending, to be less than 1.25 to 1.

(f) *Maximum Capital Expenditures.* The Company will not, and will not permit any Subsidiary to, expend for Capital Expenditures during any fiscal year of the Company and its Subsidiaries, in excess of $6,000,000 in the aggregate for the Company and its Subsidiaries.

(g) *Maximum Finance Contracts.* The Company will not, and will not permit any Subsidiary to, enter into any new Finance Contract if and to the extent that the sum of such Finance Contract (a) when added to the aggregate amount of all Finance Contracts entered by the Company or any of its Subsidiaries during the twelve (12) month period that commences on the Closing Date exceeds $5,000,000 or (b) when added to the aggregate amount of all Finance Contracts entered by the Company or any of its Subsidiaries during the twelve (12) month period that commences on the first (1st) anniversary of the Closing date exceeds $5,000,000.

Section 10.4. Additional Negative Covenants. The Company covenants that from and after the Closing and continuing so long as any of the Notes are outstanding:

(a) *Restricted Payments.* The Company will not, and will not permit any Subsidiary to, make any Restricted Payment; *provided that* the Company may, commencing with the March 15, 2003 scheduled dividend, resume (but may not make any payments that were previously due and not paid) making the regularly scheduled dividends on the Fruehauf Preferred Stock on a quarterly basis in an amount per quarter not to exceed 1.5% of the Stated Value Per Share (as defined in the Fruehauf Preferred Stock) so long as (i) no Default or Event of Default shall have occurred and be continuing hereunder, (ii) no Default or Event of Default would have occurred under the financial covenants set forth in **clauses (1), (2), (3)** and **(4)** below if such financial covenants had been in full force and effect from the Closing to the date of declaration of such proposed Restricted Payment on the Fruehauf Preferred Stock and (iii) the Company has appointed a full-time permanent chief executive officer as of the date of declaration of such proposed Restricted Payment on the Fruehauf Preferred Stock.

For purposes of this **Section 10.4(a)**, on and prior to the date of the declaration of any proposed Restricted Payment on the Fruehauf Preferred Stock pursuant to this **Section 10.4(a)**, the Company shall have, and shall have caused each of its Subsidiaries to have, complied with the following financial covenants set forth in **clauses (1), (2), (3)** and **(4)** below:

(1) (A) If the Company shall have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Company shall, as of the last day of such fiscal quarter, maintain Consolidated Tax Adjusted Equity at an amount not less than the applicable "Minimum Consolidated Tax Adjusted Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Tax Adjusted Equity
June 30, 2002	$106,376,000
September 30, 2002	$113,535,000
December 31, 2002	$107,267,000
March 31, 2003	$99,064,000
June 30, 2003	$100,681,000
September 30, 2003	$103,283,000
December 31, 2003	$96,504,000

(B) If the Company shall not have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Company shall, as of the last day of such fiscal quarter, maintain Consolidated Equity at an amount not less than the applicable "*Minimum Consolidated Equity*" specified below:

Fiscal Quarter Ending	Minimum Consolidated Equity
June 30, 2002	$101,492,000
September 30, 2002	$110,961,000
December 31, 2002	$100,966,000
March 31, 2003	$87,882,000
June 30, 2003	$90,461,000

September 30, 2003	$94,751,000
December 31, 2003	$84,077,000

(2) (A) The Company shall not permit the Interest Coverage Ratio as of the last day of the calendar months specified below, for the cumulative period commencing April, 2002 and ending on the last day of such calendar month, to be less than the applicable "Minimum Interest Coverage Ratio" specified below:

Fiscal Quarter Ending	Minimum Interest Coverage Ratio
June 30, 2002	1.50 to 1
September 30, 2002	1.50 to 1
December 31, 2002	1.25 to 1

(B) The Company shall not permit the Interest Coverage Ratio as of the last day of each fiscal quarter of the Company specified below, for the period of four consecutive fiscal quarters then ending, to be less than the applicable "Minimum Interest Coverage Ratio" specified below:

Fiscal Quarter Ending	Minimum Interest Coverage Ratio
March 31, 2003	1.25 to 1
June 30, 2003	1.25 to 1
September 30, 2003	1.25 to 1
December 31, 2003	1.25 to 1

(3) The Company shall, as of the last day of each of the calendar months specified below, maintain Consolidated EBITDA for the cumulative period commencing on April 1, 2002 and ending on the last day of such calendar month, at an amount not less than the applicable "Minimum Cumulative Consolidated EBITDA" specified below:

Month Ending	Minimum Cumulative Consolidated EBITDA
April 30, 2002	$3,841,000
May 31, 2002	$8,389,000
June 30, 2002	$14,722,000
July 31, 2002	$22,084,000
August 31, 2002	$28,732,000
September 30, 2002	$33,110,000
October 31, 2002	$36,753,000
November 30, 2002	$37,818,000
December 31, 2002	$37,856,000

(4) The Company shall, as of the last day of each of the calendar months specified below, maintain Consolidated EBITDA at an amount not less than the applicable "Minimum Rolling 12 Month Consolidated EBITDA" specified below for the period of 12 consecutive calendar months then ending:

Month Ending	Minimum Rolling 12 Month Consolidated EBITDA
January 31, 2003	$36,135,000
February 28, 2003	$36,620,000
March 31, 2003	$39,301,000
April 30, 2003	$40,541,000
May 31, 2003	$41,276,000
June 30, 2003	$42,192,000
July 31, 2003	$42,877,000
August 31, 2003	$43,422,000
September 30, 2003	$43,784,000
October 31, 2003	$43,941,000
November 30, 2003	$43,828,000
December 31, 2003	$43,539,000
January 31, 2004	$42,539,000

(b) *Approved Refinancing Indebtedness.* The Company will not, and will not permit any Subsidiary to, incur any Indebtedness other than (x) Indebtedness permitted under **Section 10.2(a)**, (y) other Indebtedness with the written consent of 100% of the Holders of the Notes and (z) the Approved Refinancing Indebtedness. For purposes of this Agreement, *"Approved Refinancing Indebtedness"* shall mean Indebtedness of the Company which is either approved under clause (y) above or which satisfies each of the following requirements:

(i) the maximum principal amount of such Indebtedness does not exceed the outstanding principal amount of Indebtedness of the Company which matures on March 30, 2004 plus accrued interest thereon and the amount of all reasonable costs and expenses incurred in connection with the incurrence of such Indebtedness;

(ii) the maturity date of such Indebtedness is no earlier than March 30, 2007;

(iii) immediately prior to and after giving effect to the incurrence of such Indebtedness, no Default or Event of Default shall have occurred or be continuing under this Agreement or the Credit Agreement, including, without limitation the provisions of **Section 10**;

(iv) the documentation evidencing such Indebtedness provides for collateralization, covenants and other material terms no less favorable to the Holders than those set forth in this Agreement, the Collateral Documents and the Intercreditor Agreement; and

(v) such Indebtedness includes a working capital or revolving facility in an amount reasonably required to support the projected operations of the Company.

SECTION 11. EVENTS OF DEFAULT.

An *"Event of Default"* shall exist if any of the following conditions or events shall occur and be continuing:

(a) *Failure to Make Payments When Due.* The Company shall (i) fail to pay when due any of the Obligations consisting of principal with respect to the Notes or (ii) shall fail to pay within three (3) Business Days of the date when due any of the other Obligations under this Agreement or the other Note Documents.

(b) *Breach of Certain Covenants.* The Company shall fail duly and punctually to perform or observe any agreement, covenant or obligation binding on the Company under:

(i) **Sections 7.1(c), 7.1(d), 7.1(e), 7.1(f), 7.1(g), 9.2, 9.3** or **9.6** and such failure shall continue unremedied for fifteen (15) days;

(ii) **Section 7.1(a)** or **7.1(b)** or **Section 9.13** or **Section 9.14** or **Section 9.15** or **Section 9.16** and such failure shall continue unremedied for five (5) Business Days;

(iii) **Section 10**; or

(iv) **Section 9.17.**

(c) *Breach of Representation or Warranty.* Any representation or warranty made or deemed made by the Company to the Collateral Agent or any Holder herein or by the Company or any of its Subsidiaries in any of the other Note Documents or in any statement or certificate at any time given by any such Person pursuant to any of the Note Documents shall be false or misleading in any material respect on the date as of which made (or deemed made).

(d) *Other Defaults.* The Company shall default in the performance of or compliance with any term contained in this Agreement (other than as covered by **paragraphs (a), (b)** or **(c)** of this **Section 11**), or the Company or any of its Subsidiaries shall default in the performance of or compliance with any term contained in any of the other Note Documents, and such default shall continue for thirty (30) days after the earlier of (i) notice from the Collateral Agent or any Holder or (ii) the date on which the Company knew of such default or should have known of such default exercising reasonable diligence.

(e) *Default as to Other Indebtedness.* Any of the Company or any of its Subsidiaries shall fail to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) with respect to any Indebtedness (other than the Obligations) the outstanding principal amount of which Indebtedness is in excess of $2,000,000; or any breach, default or event of default shall occur, or any other condition shall exist under any instrument, agreement or indenture pertaining to any such Indebtedness, if the effect thereof is to either cause or permit the holder thereof to cause an acceleration, mandatory redemption, a requirement that the Company or any such Subsidiary offer to purchase such Indebtedness or other required repurchase of such Indebtedness, or permit the holder(s) of such Indebtedness to accelerate the maturity of any such Indebtedness or require a redemption or other repurchase of such Indebtedness; or any such Indebtedness shall be otherwise declared to be due and payable (by acceleration or otherwise) or required to be prepaid, redeemed or otherwise repurchased by the Company or any of its Subsidiaries (other than by a regularly scheduled required prepayment) prior to the stated maturity thereof.

(f) *Involuntary Bankruptcy; Appointment of Receiver, Etc.*

(i) An involuntary case shall be commenced against the Company or any of its Subsidiaries and the petition shall not be dismissed, stayed, bonded or discharged within sixty (60) days after commencement of the case; or a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Company or any of its Subsidiaries in an involuntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or any other similar relief shall be granted under any applicable federal, state, local or foreign law.

(ii) A decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over the Company or any of its Subsidiaries or over all or a substantial part of the property of the Company or any of its Subsidiaries shall be entered; or an interim receiver, trustee or other custodian of the Company or any of its Subsidiaries or of all or a substantial part of the property of the Company or any of its Subsidiaries shall be appointed or a warrant of attachment, execution or similar process against any substantial part of the property of the Company or any of its Subsidiaries shall be issued and any such event shall not be stayed, dismissed, bonded or discharged within sixty (60) days after entry, appointment or issuance.

(g) *Voluntary Bankruptcy; Appointment of Receiver, Etc.* The Company or any of its Subsidiaries shall (i) commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, (iii) consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property, (iv) make any assignment for the benefit of creditors or (v) take any corporate, partnership or comparable action to authorize any of the foregoing.

(h) *Judgments and Attachments.* Any money judgment(s) (other than a money judgment covered by insurance as to which the insurance company has not disclaimed or reserved the right to disclaim coverage), writ or warrant of attachment, or similar process against any of the Company or any of its Subsidiaries or any of their respective assets involving in any single case or in the aggregate an amount in excess of $1,000,000 is (are) entered and shall remain undischarged, unvacated, unbonded or unstayed for a period of sixty (60) days or in any event later than fifteen (15) days prior to the date of any proposed sale thereunder.

(i) *Dissolution.* Any order, judgment or decree shall be entered against the Company or any of its Subsidiaries decreeing its involuntary dissolution or split up and such order shall remain undischarged and unstayed for a period in excess of sixty (60) days; or the Company or any of its Subsidiaries shall otherwise dissolve or cease to exist except as specifically permitted by this Agreement unless the dissolving entity is a limited liability company which elects to continue its existence.

(j) *Note Documents; Failure of Security.* At any time, for any reason, (i) any Note Document as a whole that materially affects the ability of the Collateral Agent or any of the Holders to enforce the Obligations against the Company or any Guarantor or enforce their rights against the Collateral ceases to be in full force and effect or (ii) any Loan Party seeks to repudiate its obligations under the Note Documents or (iii) after the execution and delivery of the Collateral Documents, except to the extent permitted by the terms thereof, the Collateral Documents shall cease to create a valid and perfected first priority Lien subject only to Permitted Liens in any of the Collateral purported to be covered thereby or (iv) any title insurance coverage in respect of any Material portion of the Collateral is disavowed or becomes ineffective.

(k) *Termination Event.* Any Termination Event occurs which the Required Holders believe is reasonably likely to subject the Company or any of its Subsidiaries to liability in excess of $1,000,000.

(l) *Waiver of Minimum Funding Standard.* If the plan administrator of any Plan applies under Section 412(d) of the Code for a waiver of the minimum funding standards of Section 412(a) of the Code and any Lender believes the substantial business hardship upon which the application for the waiver is based could reasonably be expected to subject either the Company or any Controlled Group member to liability in excess of $1,000,000.

(m) *Change of Control.* A Change of Control shall occur.

(n) *Environmental Matters.* The Company or any of its Subsidiaries shall be the subject of any proceeding or investigation pertaining to (i) the Release by the Company or any of its Subsidiaries of any Contaminant into the environment, (ii) the liability of any of the Company or any of its Subsidiaries arising from the Release by any other Person of any Contaminant into the environment, or (iii) any violation of any Environmental, Health or Safety Requirements of Law by the Company or any of its Subsidiaries, which, in any case, has or is reasonably likely to subject the Company or any of its Subsidiaries to liability individually or in the aggregate in excess of $5,000,000 (exclusive of liabilities with respect to which the Company is maintaining reserves as of the date hereof in accordance with GAAP).

(o) *Collateral Documents.* The Company or any Subsidiary shall fail to comply with any of the terms or provisions of any Collateral Document for five (5) Business

Days, subject to any applicable cure periods contained therein, after notice of such non-compliance from the Collateral Agent.

(p) *Interest Rate Agreements.* Nonpayment by the Company or any Subsidiary of any obligation under any Interest Rate Agreement or the breach by the Company or any Subsidiary of any term, provision or condition contained in any such Interest Rate Agreement.

(q) *Material Adverse Effect.* A Material Adverse Effect shall occur.

(r) *Intercreditor Agreement.* The intercreditor provisions of the Intercreditor Agreement shall for any reason be revoked or invalidated, or otherwise cease to be in full force and effect, any Person (including any Secured Party) shall contest in any manner the validity or enforceability thereof or deny that it has any further liability or obligation thereunder, or the Obligations hereunder shall for any reason be subordinated or shall not have the priority contemplated by this Agreement and the Intercreditor Agreement.

SECTION 12. REMEDIES ON DEFAULT, ETC.

Section 12.1. Acceleration. (a) If an Event of Default with respect to the Company described **Section 11(b)(iv)** or in **Sections 11(f)** or **11(g)** has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

(b) If any other Event of Default has occurred and is continuing, any holder or holders of more than 35% in principal amount of the Notes (other than the Deferral Fee Notes and the Make-Whole Notes) at the time outstanding may at any time at its or their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable.

(c) If any Event of Default described in **paragraph (a)** of **Section 11** has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.

Upon any Notes becoming due and payable under this **Section 12.1**, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon and (y) the Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for), and that the provision for payment of a Make-Whole Amount by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

Section 12.2. Other Remedies. If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under **Section 12.1**, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

Section 12.3. Rescission. At any time after any Notes have been declared due and payable pursuant to **clause (b) or (c)** of **Section 12.1**, the holders of not less than 66-2/3% in principal amount of the Notes then outstanding (other than Make-Whole Notes and Deferral Fee Notes), by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to **Section 17**, and (c) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this **Section 12.3** will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

Section 12.4. No Waivers or Election of Remedies, Expenses, etc. No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder's rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Company under **Section 15**, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this **Section 12**, including, without limitation, reasonable attorneys' fees, expenses and disbursements.

SECTION 13. REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

Section 13.1. Registration of Notes. The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary. The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

Section 13.2. Transfer and Exchange of Notes. Upon surrender of any Note at the principal executive office of the Company for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Note or its attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof), the Company shall execute and deliver, at the Company's expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, of the same series and in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of **Exhibit 1, 2, 3, 4, 5, 6, 7** or **8**, as the case may be. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than $100,000, *provided* that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than $100,000. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in **Section 6.2**.

Section 13.3. Replacement of Notes. Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (*provided* that if the holder of such Note is, or is a nominee for, (i) an Institutional Investor or (ii) another holder of a Note which has a minimum net worth of at least $50,000,000, such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b) in the case of mutilation, upon surrender and cancellation thereof,

the Company at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

SECTION 14. PAYMENTS ON NOTES.

Section 14.1. Place of Payment. Subject to **Section 14.2**, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in Chicago, Illinois at the principal office of a bank or trust company in such jurisdiction which the Company agrees to designate at any time when there is any holder of any Note not entitled to the benefits of **Section 14.2**. The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in such jurisdiction.

Section 14.2. Home Office Payment. So long as you or your nominee shall be the holder of any Note, and notwithstanding anything contained in **Section 14.1** or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, and interest by the method and at the address specified for such purpose below your name in **Schedule A**, or by such other method or at such other address as you shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, you shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to **Section 14.1**. Prior to any sale or other disposition of any Note held by you or your nominee you will, at your election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to **Section 13.2**. The Company will afford the benefits of this **Section 14.2** to any Institutional Investor that is the direct or indirect transferee of any Note purchased by you under this Agreement and that has made the same agreement relating to such Note as you have made in this **Section 14.2**.

SECTION 15. EXPENSES, ETC.

Section 15.1. Transaction Expenses. Whether or not the transactions contemplated hereby are consummated, the Company will pay all reasonable costs and expenses (including reasonable attorneys' fees of special counsel and local or other counsel) incurred by you and each Other Purchaser or holder of a Note in connection with such transactions (including the execution and delivery of the Collateral Documents and the perfection of Liens thereunder) and in connection with any amendments, waivers or consents under or in respect of this Agreement, the Collateral Documents or the Notes (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement, the Collateral Documents or the Notes or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, the Collateral Documents or the Notes, or by reason of being a holder of any Note, and (b) the costs and expenses, including financial advisors' fees, incurred in connection with the insolvency or bankruptcy of the Company or any Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Notes, including without limitation, the reasonable professional fees and expenses of Ernst & Young, LLP incurred in connection with its engagement to assist the Holders in their evaluation of the projections, business assumptions and other financial information presented by the Company in connection with the transactions contemplated herein. All such reasonable fees, costs and expenses incurred after the Closing shall be paid by the Company on a monthly basis. The Company will pay, and will save you and each other holder of a Note harmless from, all claims in respect of any reasonable fees, costs or expenses, if any, of brokers and finders (other than those retained by you).

Section 15.2. Survival. The obligations of the Company under this **Section 15** will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement or the Notes, and the termination of this Agreement.

SECTION 16. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by you of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of you or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement shall be deemed representations and warranties of the Company under this Agreement. Subject to the preceding sentence, this Agreement and the Notes embody the entire agreement and understanding between you and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

SECTION 17. AMENDMENT AND WAIVER.

Section 17.1. Requirements. This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Required Holders, *provided* that (a) no amendment or waiver of any of the provisions of **Section 1**, **2**, **3**, **4**, **5**, **6** or **21** hereof, or any defined term (as it is used therein), will be effective as to you unless consented to by you in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of **Section 12** relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver, (iii) amend any of **Sections 8**, **11(a)**, **12**, **17** or **20**, (iv) release all or substantially all of the Collateral other than pursuant to the transactions permitted hereunder or under another Note Document or (v) release any Guarantor from its obligations under the Note Guaranty or the Collateral Documents other than pursuant to the transactions permitted hereunder or under another Note Document.

Section 17.2. Solicitation of Holders of Notes.

(a) *Solicitation.* The Company will provide each holder of the Notes (irrespective of the amount or series of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes. The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this **Section 17** to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

(b) *Payment.* The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any holder of any series of the Notes as consideration for or as an inducement to the entering into by such holder of Notes or any waiver or amendment of any of the terms and provisions hereof unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to each holder of each series of Notes then outstanding even if such holder did not consent to such waiver or amendment.

Section 17.3. Binding Effect, etc. Any amendment or waiver consented to as provided in this **Section 17** applies equally to all holders of each series of Notes and is binding upon them and upon each future holder of any Note of any series and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Company and the holder of any Note of any series nor any delay in exercising any rights hereunder or under any Note of any series shall operate as a waiver of any rights of any holder of such Note. As used herein, the term "this Agreement" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

Section 17.4. Notes Held by Company, etc. Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or the Notes, or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes of any series directly or indirectly owned by the Company or any of its Affiliates shall be deemed not to be outstanding.

SECTION 18. NOTICES.

All notices and communications provided for hereunder shall be in writing and sent (a) by telefacsimile if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (with charges prepaid). Any such notice must be sent:

(i) if to you or your nominee, to you or it at the address specified for such communications in **Schedule A**, or at such other address as you or it shall have specified to the Company in writing,

(ii) if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing, or

(iii) if to the Company, to the Company at its address set forth at the beginning hereof to the attention of the Chief Financial Officer, or at such other address as the Company shall have specified to the holder of each Note in writing.

Notices under this **Section 18** will be deemed given only when actually received.

SECTION 19. REPRODUCTION OF DOCUMENTS.

This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by you at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to you, may be reproduced by you by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and you may destroy any original document so reproduced. The Company agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by you in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This **Section 19** shall not prohibit the Company or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

SECTION 20. CONFIDENTIAL INFORMATION.

For the purposes of this **Section 20**, *"Confidential Information"* means information delivered to you by or on behalf of the Company or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified in writing when received by you as being confidential information of the Company or such Subsidiary, *provided* that such term does not include information that (a) was publicly known or otherwise known to you prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by you or any Person acting on your behalf, (c) otherwise becomes known to you other than through disclosure by the Company or any Subsidiary or (d) constitutes financial statements delivered to you under **Section 7.1** that are otherwise publicly available. You will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by you in good faith to protect confidential information of third parties delivered to you, *provided* that you may deliver or disclose Confidential Information to (i) your directors, trustees, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by your Notes), (ii) your financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this **Section 20**, (iii) any other holder of any Note, (iv) any Institutional Investor to which you sell or offer to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this **Section 20**), (v) any Person from which you offer to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this **Section 20**), (vi) any federal or state regulatory authority having jurisdiction over you, (vii) the National Association of Insurance Commissioners or any similar organization, or any nationally recognized rating agency that requires access to information about your investment portfolio or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to you, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which you are a party or (z) if an Event of Default has occurred and is continuing, to the extent you may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under your Notes and this Agreement. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this **Section 20** as though it were a party to this Agreement. On reasonable request by the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying the provisions of this **Section 20**.

SECTION 21. SUBSTITUTION OF PURCHASER.

You shall have the right to substitute any one of your Affiliates as the purchaser of the Notes that you have agreed to purchase hereunder, by written notice to the Company, which notice shall be signed by both you and such Affiliate, shall contain such Affiliate's agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in **Section 6**. Upon receipt of such notice, wherever the word "*you*" is used in this Agreement (other than in this **Section 21**), such word shall be deemed to refer to such Affiliate in lieu of you. In the event that such Affiliate is so substituted as a purchaser hereunder and such Affiliate thereafter transfers to you all of the Notes then held by such Affiliate, upon receipt by the Company of notice of such transfer, wherever the word "*you*" is used in this Agreement (other than in this **Section 21**), such word shall no longer be deemed to refer to such Affiliate, but shall refer to you, and you shall have all the rights of an original holder of the Notes under this Agreement.

SECTION 22. MISCELLANEOUS.

Section 22.1. Successors and Assigns. All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

Section 22.2. Payments Due on Non-Business Days. Anything in this Agreement or the Notes to the contrary notwithstanding, any payment of principal of or Make-Whole Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day.

Section 22.3. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

Section 22.4. Construction. Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

Section 22.5. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

Section 22.6. Governing Law. **This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of Illinois, excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.**

Section 22.7. WAIVER OF JURY TRIAL. **THE COMPANY AND EACH HOLDER HEREBY WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH ANY NOTE DOCUMENT OR THE RELATIONSHIP ESTABLISHED THEREUNDER.**

Section 22.8. Amendment and Restatement of Original Note Purchase Agreement. The Company and the Purchasers agree that, upon (a) the execution and delivery of this Agreement by the Company and the Purchasers and (ii) satisfaction (or waiver by the Purchasers in their sole discretion) of the conditions precedent set forth in **Section 4**, the terms and provisions of the Original Note Purchase Agreement shall be and hereby are amended, superseded and restated in their entirety by the terms and provisions of this Agreement. This Agreement is not intended to and shall not constitute a novation of the Original Note Purchase Agreement or the indebtedness created thereunder, including, without limitation, the Original Notes issued thereunder.

Section 22.9. Release. The Company hereby acknowledges and confirms that (a) it does not have any grounds, and hereby agrees not to challenge (or to allege or to pursue any matter, cause or claim arising under or with respect to), in any case based upon acts or omissions of the Purchasers occurring prior to the date hereof or facts otherwise known to it as of the date hereof, the effectiveness, genuineness, validity, collectibility or enforceability of this Agreement or any of the other Note Documents, the Obligations, the Liens securing such Obligations, or any of the terms or conditions of any Note Document (it being understood that such acknowledgment and confirmation do not preclude the Company from challenging any Purchaser's interpretation of any term or provision of this Agreement or of any other Note Document) and (b) it does not possess (and hereby forever waives, remises, releases, discharges and holds harmless the Purchasers and their respective affiliates, stockholders, directors, officers, employees, attorneys, agents and representatives and each of their respective heirs, executors, administrators, successors and assigns (collectively, the "*Released Parties*") from and against, and agrees not to allege or pursue) any action, cause of action, suit, debt, claim, counterclaim, cross-claim, demand, defense, offset, opposition, demand and every other right of action whatsoever, whether in law, equity or otherwise (which it, all those claiming by, through or under it, or its successors or assigns, have or may have) against the Released Parties, or any of them, by reason of, any matter, cause or thing whatsoever, with respect to events or omissions occurring or arising on or prior to the date hereof and relating to this Agreement or any of the other Note Documents (including, without limitation, with respect to the payment, performance, validity or enforceability of the Obligations, the Liens securing the Obligations or any or all of the terms or conditions of any Note Document) or any transaction relating thereto; *provided, however*, that the Company does not release or hold harmless any Released Party for actions or omissions by any such Released Party constituting, or losses or expenses directly resulting from, the gross negligence or willful misconduct of such Released Party as determined by a final judgment of a court of competent jurisdiction.

* * * * *

If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterpart of this Agreement and return it to the Company, whereupon the foregoing shall become a binding agreement between you and the Company.

Very truly yours,

WABASH NATIONAL CORPORATION

By________________________________
Its:_______________________________

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY 720 East Wisconsin Avenue Milwaukee, Wisconsin 53202 Attention: Securities Department Telecopier Number: (414) 665-7124	H	$25,000,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as Wabash National Corporation, 10.80% Senior Secured Notes, Series H, due December 17, 2008, PPN 929566 E# 0, principal, interest or premium") to:

Bankers Trust Company (ABA #021-001-033)
16 Wall Street Insurance Unit, 4th Floor
New York, New York 10005

for credit to: The Northwestern Mutual Life Insurance Company
Account Number 00-000-027

Notices

All notices and communications to be addressed as first provided above, except notices with respect to payments and written confirmation of each such payment to be addressed, Attention: Securities Operations.

Name of Nominee in which Notes are to be issued: None

Taxpayer I.D. Number: 39-0509570

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
PRINCIPAL LIFE INSURANCE COMPANY	D	$4,000,000
711 High Street	C	$12,000,000
Des Moines, Iowa 50392-0800		
Attention: Principal Capital Management - Securities Division		
Telefacsimile: (515) 248-2490		
Confirmation: (515) 248-3495		

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as Wabash National Corporation, (i) 10.41% Senior Secured Notes, Series C, due March 31, 2004, PPN 929566 D* 5; or (ii) 10.56% Senior Secured Notes, Series D, due December 17, 2004, PPN 929566 D@ 3, as the case may be, principal, interest or premium") to:

ABA #073 000 228
Wells Fargo Bank Iowa
Des Moines, Iowa
Series C Notes OBI PFGSE(S)B60887()
Series D Notes OBI PFGSE(S)B60885()

Account Number 0000014752 for Principal Life Insurance Company

Notices

All notices concerning payment on or in respect of the Notes, to:

Principal Life Insurance Company
711 High Street
Des Moines, Iowa 50392-0960
Attention: Principal Capital Management (Investment Accounting and Treasury – Securities)
Facsimile: (515) 248-2643
Confirmation: (515) 235-9610

All notices and communications other than those in respect to payments to be addressed as provided above.

Name of Nominee in which Notes are to be issued: None

Taxpayer I.D. Number: 42-0127290

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY	C	$5,000,000
3rd Floor, Tower 2	E	$3,000,000
8515 East Orchard Road,		
Greenwood Village, Colorado		
80111		

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as Wabash National Corporation, 10.41% Senior Secured Notes, Series C, due March 31, 2004, PPN 929566 D* 5, or 10.61% Senior Secured Notes, Series E, due March 13, 2005, PPN 929566 D# 1, as the case may be, principal, interest or premium and confirmation of principal balance") to:

ABA #021-000-018 BKofNYC/CTR/BBK=IOC565
Instit. Custody Department - GWL #640935

Special Instructions: 1) security description (PPN #),
2) allocation of payment between principal and interest, and
3) confirmation of principal balance.

Notices

All notices of payments, on or in respect of the Notes and written confirmation of each such payment to:

The Bank of New York
Institutional Custody Department, 14th Floor
One Wall Street
New York, New York 10286
Telecopier: 212 635-8844

All notices and communications other than those in respect to payments to be addressed to:

Great-West Life & Annuity Insurance Company
8515 East Orchard Road, 3T2
Greenwood Village, Colorado 80111
Attention: Corporate Finance Investments
Telecopier: 303-737-6193

Name of Nominee in which Notes are to be issued: None

Taxpayer I.D. Number: 84-0467907

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
THE GREAT-WEST LIFE ASSURANCE COMPANY 100 Osborne Street North Winnipeg, Manitoba Canada R3C 3A5 Facsimile: (204) 946-8395	C	$5,000,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as Wabash National Corporation, 10.41% Senior Secured Notes, Series C, due March 31, 2004, PPN 929566 D* 5, principal, interest or premium and confirmation of principal balance") to:

Boston Safe Deposit
ABA 011001234
Credit DDA a/c 125261
Attention: MBS Income Unit
cc 1253
for credit to The Great-West Life Assurance Company
Account GAWF00050002
C/M GWL US Bond

Special Instructions: 1) security description (PPN #),
2) allocation of payment between principal and interest, and
3) confirmation of principal balance

Notices

All notices of payments, on or in respect of the Notes and written confirmation of each such payment to:

Mellon Bank
P. O. Box 3195
Pittsburgh, Pennsylvania 15230-3195
Attention: MBS Income Unit

All notices and communications other than those in respect to payments to be addressed to the attention of Securities Administration 2C at the address as first provided above with a copy to:

Great-West Life & Annuity Insurance Company
Investments Division
8515 E. Orchard Road, 3T2
Greenwood Village, Colorado 80111

Name of Nominee in which Notes are to be issued: MAC & CO

Taxpayer I.D. Number: not applicable

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
AMERICAN FAMILY LIFE INSURANCE COMPANY 6000 American Parkway Madison, Wisconsin 53783-0001 Attention: Investment Division-Private Placements Telecopier Number: (608) 243-4923	F	$6,000,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as Wabash National Corporation, 10.72% Senior Secured Notes, Series F, due December 17, 2006, PPN 929566 E* 4, principal, interest or premium") to:

Firstar Bank Milwaukee, N.A.
Account of Firstar Trust Company
(ABA #075-000-022)

for credit to Account Number 112 950 027
Trust Account Number 000018012500 for AFLIC-Traditional Portfolio
Attention: Donna Glidden (414) 765-6709

Credit for CUSIP #929566 E* 4

Notices

All notices .and communications, including notices with respect to payments and written confirmation of each such payment as well as quarterly and annual financial statements, to be addressed as first provided above.

Name of Nominee in which Notes are to be issued: BAND & Co.

Taxpayer I.D. Number: 39-6040365

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
MODERN WOODMEN OF AMERICA 1701 1st Avenue Rock Island, Illinois 61201 Attention: Investment Department Telecopier Number: (309) 786-1701	F	$5,000,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as Wabash National Corporation, 10.72% Senior Secured Notes, Series F, due December 17, 2006, PPN 929566 E* 4, principal, interest or premium") to:

> The Northern Trust Company
> 50 South LaSalle Street
> Chicago, Illinois 60690
> ABA No. 071-000-152
> Account Name: Modern Woodmen of America
> Account Number 84352

Notices

All notices and communications, including notices with respect to payments and written confirmation of each such payment, to be addressed as first provided above.

Name of Nominee in which Notes are to be issued: None

Taxpayer I.D. Number: 36-1493430

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
STATE FARM LIFE INSURANCE COMPANY One State Farm Plaza Bloomington, Illinois 61710 Attn: Investment Department E10 Telecopier Number: (309) 766-1914	D	$5,000,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as Wabash National Corporation, 10.56% Senior Secured Notes, Series D, due December 17, 2004, PPN 929566 D@ 3, principal, interest or premium") to:

The Chase Manhattan Bank
ABA No. 021000021
SSG Private Income Processing
A/C #900-9-000200
For Credit To Account Number G 06893
Ref. PPN # 929566 D@ 3
Rate: Wabash 10.56% Series D Notes
Maturity Date: 2004

Notices

All notices concerning payment on or in respect of the Notes, to the address as first provided above, Attention: Investment Accounting Department D-3.

All other notices and communications to be addressed as first provided above.

Name of Nominee in which Notes are to be issued: None

Taxpayer I.D. Number: 37-0533090

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
STANDARD INSURANCE COMPANY c/o Protective Life Insurance Co. Investment Department P.O. Box 2606 Birmingham, AL 35202 Attn: Diane Griswold	F	$2,000,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as Wabash National Corporation, 10.72% Senior Secured Notes, Series F, due December 17, 2006, PPN 929566 E* 4, principal, interest or premium") to:

> BK of NYC
> ABA #021000018
> GLA 111-565
> TRUST A/C #: 294512
> A/C Name: PROTECTIVE/STANDARD CLOSED BLOCK ASSETS

Notices

All notices and communications, including notices with respect to payments and written confirmation of each such payment, to be addressed as follows:

Protective Life Insurance Co. c/o Investment Department P.O. Box 2606 Birmingham, AL 35202 Attn: Diane Griswold	with a copy to:	Hare & Co. c/o The Bank of New York PO Box 11203 New York, NY 10286

Name of Nominee in which Notes are to be issued: HARE & Co.

Taxpayer I.D. Number: 13-6062916

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY c/o Lincoln National Corporation 200 East Berry Street Renaissance Square Fort Wayne, Indiana 46802 Attention: K. ESTEP – Investment Accounting Fax: (260) 455-2622	G	$5,350,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as "Wabash National Corporation, 10.78% Senior Secured Notes, Series G, due December 30, 2008, PPN 929566 E@ 2, principal, premium or interest") to:

The Bank of New York
New York, New York
ABA #021000018
BNF Acct#: IOC566

Attn: Private Placement P&I Dept.

For Further Credit: The Lincoln National Life Insurance Company – Segment 66
Custody Account No.: 215733

Notices

All notices and communications, including notices with respect to payments and written confirmation of each such payment, to be addressed as first provided above with duplicate notices with to:

Delaware Lincoln Investment Advisers
2005 Market Street, 40th Floor
Philadelphia, PA 19103
Attn: Fixed Income/Private Placements
Fax: (215) 255-1296

A separate notice of payment shall be sent to:

The Bank of New York
P.O. Box 19266
Newark, New Jersey

Attn: Priv Placement P&I Department
Ref: Account Name and PPN

Name of Nominee in which Notes are to be issued: None

Taxpayer I.D. Number: 35-0472300

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY c/o Lincoln National Corporation 200 East Berry Street Renaissance Square Fort Wayne, Indiana 46802 Attention: K. ESTEP – Investment Accounting Fax: (260) 455-2622	G	$4,350,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as "Wabash National Corporation, 10.78% Senior Secured Notes, Series G, due December 30, 2008, PPN 929566 E@ 2, principal, premium or interest") to:

The Bank of New York
New York, New York
ABA #021000018
BNF Acct#: IOC566

Attn: Private Placement P&I Dept.

For Further Credit: The Lincoln National Life Insurance Company – Segment 65
Custody Account No.: 215732

Notices

All notices and communications, including notices with respect to payments and written confirmation of each such payment, to be addressed as first provided above with duplicate notices to:

Delaware Lincoln Investment Advisers
2005 Market Street, 40th Floor
Philadelphia, PA 19103
Attn: Fixed Income/Private Placements
Fax: (215) 255-1296

A separate notice of payment shall be sent to:

The Bank of New York
P.O. Box 19266

Newark, New Jersey
Attn: Priv Placement P&I Department

Ref: Account Name and PPN

Attention: Private Placement Unit
Name of Nominee in which Notes are to be issued: None

Taxpayer I.D. Number: 35-0472300

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY c/o Lincoln National Corporation 200 East Berry Street Renaissance Square Fort Wayne, Indiana 46802 Attention: K. ESTEP – Investment Accounting Fax: (260) 455-2622	G	$1,000,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as "Wabash National Corporation, 10.78% Secured Notes, Series G, due December 30, 2008, PPN 929566 E@ 2, principal, premium or interest") to:

The Bank of New York
New York, New York
ABA #021000018
BNF Acct#: IOC566

Attn: Private Placement P&I Dept.

For Further Credit: The Lincoln National Life Insurance Company – Segment 62
Custody Account No.: 215730

Notices

All notices and communications, including notices with respect to payments and written confirmation of each such payment, to be addressed as first provided above with duplicate notices to:

Delaware Lincoln Investment Advisers
2005 Market Street, 40th Floor
Philadelphia, PA 19103
Attn: Fixed Income/Private Placements
Fax: (215) 255-1296

A separate notice of payment shall be sent to:

The Bank of New York
P.O. Box 19266
Newark, New Jersey

Attn: Priv Placement P&I Department

Ref: Account Name and PPN

Attention: Private Placement Unit
Name of Nominee in which Notes are to be issued: None

Taxpayer I.D. Number: 35-0472300

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY c/o Lincoln National Corporation 200 East Berry Street Renaissance Square Fort Wayne, Indiana 46802 Attention: K. ESTEP – Investment Accounting Fax: (260) 455-2622	G	$1,000,000

Payments.

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as "Wabash National Corporation, 10.78% Senior Secured Notes, Series G, due December 30, 2008, PPN 929566 E@ 2, principal, premium or interest") to:

The Bank of New York
New York, New York
ABA #021000018
BNF Acct#: IOC566

Attn: Private Placement P&I Dept.

For Further Credit: The Lincoln National Life Insurance Company – Segment 15
Custody Account No.: 215716

Notices

All notices and communications, including notices with respect to payments and written confirmation of each such payment, to be addressed as first provided above with duplicate notices to:

Delaware Lincoln Investment Advisers
2005 Market Street, 40th Floor
Philadelphia, PA 19103
Attn: Fixed Income/Private Placements
Fax: (215) 255-1296

A separate notice of payment shall be sent to:

The Bank of New York
P.O. Box 19266
Newark, New Jersey

Attn: Priv Placement P&I Department

Ref: Account Name and PPN

Attention: Private Placement Unit
Name of Nominee in which Notes are to be issued: None

Taxpayer I.D. Number: 35-0472300

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY c/o Lincoln National Corporation 200 East Berry Street Renaissance Square Fort Wayne, Indiana 46802 Attention: K. ESTEP – Investment Accounting Fax: (260) 455-2622	G	$1,000,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as "Wabash National Corporation, 10.78% Senior Secured Notes, Series G, due December 30, 2008, PPN 929566 E@ 2, principal, premium or interest") to:

The Bank of New York
New York, New York
ABA #021000018
BNF Acct#: IOC566

Attn: Private Placement P&I Dept.

For Further Credit: The Lincoln National Life Insurance Company – Segment 10
Custody Account No.: 215714

Notices

All notices and communications, including notices with respect to payments and written confirmation of each such payment, to be addressed as first provided above with duplicate notices to:

Delaware Lincoln Investment Advisers
2005 Market Street, 40th Floor
Philadelphia, PA 19103
Attn: Fixed Income/Private Placements
Fax: (215) 255-1296

A separate notice of payment shall be sent to:

The Bank of New York
P.O. Box 19266
Newark, New Jersey

Attn: Priv Placement P&I Department

Ref: Account Name and PPN

Attention: Private Placement Unit
Name of Nominee in which Notes are to be issued: None

Taxpayer I.D. Number: 35-0472300

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
LINCOLN NATIONAL HEALTH & CASUALTY COMPANY c/o Swiss Re Asset Management (Americas) Inc. 55 East 52nd Street New York, NY 10055 Attn: Private Placements Unit	G	$1,000,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as Wabash National Corporation, 10.78% Senior Secured Notes, Series G, due December 30, 2008, PPN 929566 E@ 2, principal, premium or interest") to:

The Bank of New York
ABA #: 021 000 018
Account #GLA 111565
Account Name: Institutional Custody – Insurance Division

For further credit: Account 215776 Lincoln National Health & Casualty

Notices

All notices and communications, including notices with respect to payments and written confirmation of each such payment, to be addressed to the address first set forth above.

Name of Nominee in which Notes are to be issued: Hare & Co.

Taxpayer I.D. Number: 35-1495207

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
AMERICAN STATES LIFE INSURANCE COMPANY c/o Safeco Asset Management 601 Union Street Suite 2500 Seattle, WA 98101 Attention: Christine Denis	G	$1,000,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as Wabash National Corporation, 10.78% Senior Secured Notes, Series G, due December 30, 2008, PPN 929566 E@ 2, principal, premium or interest") to:

Bank of NYC
ABA #021000018
BBK=10C 363

For further credit to: American States Life - General
Account Number 402855

Notices

All notices and communications, including notices with respect to payments and written confirmation of each such payment, to be addressed as first provided above with duplicate notices with respect to payments to:

Safeco Asset Management
601 Union
Suite 2500
Seattle, WA 98101

Attention: Susie Graham

Name of Nominee in which Notes are to be issued: Hare & Company

Taxpayer I.D. Number for American States Life Insurance Company: 35-1007048

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
AMERICAN STATES LIFE INSURANCE COMPANY c/o Safeco Asset Management 601 Union Street Suite 2500 Seattle, WA 98101 Attention: Christine Denis	G	$1,000,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as Wabash National Corporation, 10.78% Senior Secured Notes, Series G, due December 30, 2008, PPN 929566 E@ 2, principal, premium or interest") to:

Bank of NYC
ABA #021000018
BBK=10C 363

For further credit to: American States Life – General
Account Number 402855

Notices

All notices and communications, including notices with respect to payments and written confirmation of each such payment, to be addressed as first provided, above with duplicate notices with respect to payments to:

Safeco Asset Management
601 Union
Suite 2500
Seattle, WA 98101

Attention: Sukie Graham

Name of Nominee in which Notes are to be issued: Hare & Company

Taxpayer I.D. Number for American States Life Insurance Company: 35-1007048

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
SECURITY CONNECTICUT LIFE INSURANCE COMPANY c/o ING Investment Management LLC 100 Washington Avenue South Minneapolis, Minnesota 55401	G	$2,000,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as "Wabash National Corporation, 10.78% Senior Notes, Series G, due December 30, 2008, PPN 929566 E@ 2, principal, premium or interest") to:

Bank of New York
IOC 566-INST'L CUSTODY
ABA #: 021-000-018
Ref: Security Connecticut Life Ins. Co., Acct. #187037 and PPN 929566 E@ 2

Notices

All notices of payment on or in respect of the Notes and written confirmation of each such payment to:

ING Investment Management LLC
5780 Powers Ferry Road, NW, Suite 300
Atlanta, GA 30327-4349
Attention: Securities Accounting
Fax: 770-690-4899

All notices and communications other than those in respect to payments to be addressed to:

ING Investment Management LLC
100 Washington Ave. So. Suite 1635
Minneapolis, MN 55401-2121
Attn: Christine Kenealy
Phone: 612-342-7245
Fax: 612-342-3561

ING Investment Management LLC
5780 Powers Ferry Road, NW,
Suite 300
Atlanta, GA 30327-4349
Attention: Private Placements
Fax: 770-690-4889

Name of Nominee in which Notes are to be issued: None.

Taxpayer I.D. Number: 35-1468921

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK c/o Lincoln National Corporation 200 East Berry Street Renaissance Square Fort Wayne, Indiana 46802 Attention: K. ESTEP – Investment Accounting Fax: (260) 455-2622	G	$1,000,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as "Wabash National Corporation, 10.78% Senior Secured Notes, Series G, due December 30, 2008, PPN 929566 E@ 2, principal, premium or interest") to:

Bankers Trust Company
New York, New York
ABA #: 021001033
Private Placement Processing
A/C #: 99-911-145

For further credit to A/C: 98722 For Lincoln Life & Annuity Company of New York

Notices

All notices and communications, including with respect to payments and written confirmation of each such payment to be addressed as first provided above with duplicate notices with respect to payments to:

Delaware Lincoln Investment Advisers
2005 Market Street, 40th Floor
Philadelphia, PA 19103
Attn: Fixed Income/Private Placements
Fax: (215) 255-1296

A separate notice of payment shall be sent to:

The Bank of New York
P.O. Box 19266
Newark, New Jersey
Attn: Priv Placement P&I Department

Ref: Account Name and PPN

Attention: Private Placement Unit
Name of Nominee in which Notes are to be issued: None

Taxpayer I.D. Number: 16-1505436

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
SONS OF NORWAY c/o Lincoln National Corporation 200 East Berry Street Renaissance Square Fort Wayne, Indiana 46802 Attention: K. ESTEP – Investment Accounting Fax: (260) 455-2622	G	$300,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as "Wabash National Corporation, 10.78% Senior Secured Notes, Series G, due December 30, 2008, PPN 929566 E@ 2, principal, premium or interest") to:

U.S. Bank N.A.
Minneapolis, MN
ABA #: 091 0000 22
For A/C: 180183083765
Further Credit: Sons of Norway A/C#: 12601910

Attention: Joyce Buehner Paydown Team

Notices

All notices and communications, including with respect to payments and written confirmation of each such payment to be addressed as first provided above with duplicate notices with respect to payments to:

Delaware Lincoln Investment Advisers
2005 Market Street, 40th Floor
Philadelphia, PA 19103
Attn: Fixed Income/Private Placements
Fax: (215) 255-1296

A separate notice of payment shall be sent to:

The Bank of New York
P.O. Box 19266
Newark, New Jersey
Attn: Priv Placement P&I Department

Ref: Account Name and PPN

Attention: Private Placement Unit

Name of Nominee in which Notes are to be issued: US BANK CUSTODIAN F/B/O SONS OF NORWAY

Taxpayer I.D. Number: 41-0547795

NAMES AND ADDRESS OF PURCHASER	Series of Notes	Principal Amount of Notes Held
LINCOLN NATIONAL REASSURANCE COMPANY c/o Swiss Re Asset Management (Americas) Inc. 55 East 52nd Street New York, NY 10055 Attn: Private Placements Unit	G	$1,000,000

Payments

All payments on or in respect of the Notes to be by bank wire transfer of Federal or other immediately available funds (identifying each payment as "Wabash National Corporation, 10.78% Senior Secured Notes, Series G, due December 30, 2008, PPN 929566 E@ 2, principal, premium or interest") to:

The Bank of New York
ABA # 021 00 0018
Account # GLA111565
Account Name: Institutional Custody – Insurance Division

For further credit: Account 215772 - Lincoln National Reassurance

Notices

All notices and communications, including notices with respect to payments and written confirmation of each such payment, to be addressed to the address first set forth above.

Name of Nominee in which Notes are to be issued: Hare & Co.

Taxpayer I.D. Number: 06-1067046

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the **Section** hereof following such term:

"*Acquisition*" means any transaction, or any series of related transactions, consummated on or after the date of this Agreement, by which the Company or any of its Subsidiaries (a) acquires any going business or all or substantially all of the assets of any firm, corporation or division thereof which constitutes a going business, whether through purchase of assets, merger or otherwise or (b) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the securities of a corporation which have ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) or a majority (by percentage of voting power) of the outstanding partnership interests of a partnership or a majority (by percentage or voting power) of the outstanding ownership interests of a limited liability company.

"*Administrative Agent*" means Bank One in its capacity as contractual representative for itself and the Lenders pursuant to the Credit Agreement and any successor Administrative Agent appointed pursuant thereto.

"*Advance*" is defined in the Credit Agreement.

"*Affiliate*" of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person. A Person shall be deemed to control another Person if the controlling Person is the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of greater than ten percent (10%) or more of any class of voting securities (or other voting interests) of the controlled Person or possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of Capital Stock, by contract or otherwise. In addition, each director of the Company or any Subsidiary of the Company shall be deemed to be an Affiliate of the Company.

"*Aggregate Revolving Loan Commitment*" means the aggregate of the Revolving Loan Commitments of all the Lenders, as reduced from time to time pursuant to the terms hereof. The initial Aggregate Revolving Loan Commitment is $18,000,000.00, of which $10,444,995.69 is outstanding as of the Closing.

"*Agreement*" means this Amended and Restated Note Purchase Agreement, as it may be amended, restated or otherwise modified and in effect from time to time.

"*Approved Refinancing Indebtedness*" is defined in **Section 10.4(b).**

"*Authorized Officer*" means any of the chief executive officer, chief financial officer, controller and treasurer of the Company, acting singly.

"*Available Liquidity*" means, for any period, the sum of the average monthly balances during such period of (i) the amount by which (A) the Aggregate Revolving Loan Commitment in effect during such period exceeds (B) the aggregate outstanding amount of the Revolving Advances (as defined in the Credit Agreement) and Revolver L/C Obligations (as defined in the Credit Agreement) during such period and (ii) "Availability" (as defined in the Receivables Purchase Agreement) during such period.

"*Bank One*" means Bank One, Indiana, N.A. in its individual capacity, together with its successors.

"*Bank Notes*" means the Revolving Notes, the Term Notes and the PIK Notes (as defined in the Credit Agreement).

"*Benefit Plan*" means a defined benefit plan as defined in Section 3(35) of ERISA (other than a Multiemployer Plan) in respect of which the Company or any other member of the Controlled Group is, or within the immediately preceding six (6) years was, an "employer" as defined in Section 3(5) of ERISA.

"*Business Day*" means (a) for the purposes of **Section 8.6** only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in Indianapolis, Indiana are required or authorized to be closed.

"*Capital Expenditures*" means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including Capitalized Leases and purchase money Indebtedness to the extent permitted hereunder) by the Company and its Subsidiaries during that period that, in conformity with GAAP, are required to be included in or reflected by the property, plant, equipment or similar fixed asset accounts reflected in the consolidated balance sheet of the Company and its Subsidiaries.

"*Capital Stock*" means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"*Capitalized Lease*" of a Person means any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP.

"*Capitalized Lease Obligations*" of a Person means the amount of the obligations of such Person under Capitalized Leases which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP.

"*Cash Equivalents*" means (a) marketable direct obligations issued or unconditionally guaranteed by the government of the United States; (b) domestic and Eurodollar certificates of deposit and time deposits, bankers' acceptances and floating rate certificates of deposit issued by any commercial bank organized under the laws of the United States, any state thereof, the District of Columbia, or its branches or agencies and having capital and surplus in an aggregate amount not less than $500,000,000 (fully protected against currency fluctuations for any such deposits with a term of more than ten (10) days); (c) shares of money market, mutual or similar funds having net assets in excess of $500,000,000 maturing or being due or payable in full not more than one hundred eighty (180) days after the Company's acquisition thereof and the investments of which are limited to investment grade securities (i.e., securities rated at least Baa by Moody's Investors Service, Inc. or at least BBB by Standard & Poor's Ratings Group) and (d) commercial paper of United States banks and bank holding companies and their subsidiaries and United States finance, commercial, industrial or utility companies which, at the time of acquisition, are rated A-1 (or better) by Standard & Poor's Ratings Group or P-1 (or better) by Moody's Investors Service, Inc.; *provided* that the maturities of such Cash Equivalents shall not exceed 365 days.

"*Change of Control*" means the acquisition by any Person, or two or more Persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the Commission under the Securities Exchange Act of 1934) of 30% or more of the outstanding shares of voting stock of the Company.

"*Closing*" is defined in **Section 3**.

"*Code*" means the Internal Revenue Code of 1986, as amended, reformed or otherwise modified from time to time.

"*Collateral*" means all real and personal property and interests in real and personal property now owned or hereafter acquired by the Company or any of the Company's Domestic Subsidiaries in or upon which a security interest or lien is granted to the Collateral Agent, for the benefit of the Secured Parties, whether under the Security Agreement, under any of the other Collateral Documents or under any of the other Note Documents.

"*Collateral Agent*" means Bank One, NA, a national banking association, in its capacity as contractual representative for itself and the Secured Parties pursuant to the terms of the Intercreditor Agreement and any successor Collateral Agent appointed pursuant to the terms thereof.

"*Collateral Documents*" means the Security Agreement, the Pledge Agreements, the Mortgages and all other security agreements, pledges, powers of attorney, assignments, financing statements, vehicle titles and all other instruments and documents delivered to the Collateral Agent pursuant to **Section 9.14** hereof, together with all agreements, instruments and documents referred to therein or contemplated thereby.

"*Commission*" means the Securities and Exchange Commission and any Person succeeding to the functions thereof.

"*Company*" means Wabash National Corporation, a Delaware corporation, and its successors and assigns.

"*Compliance Certificate*" means a certificate substantially in the form of **Exhibit 7.1(b)** delivered to the Holders by the Company pursuant to the provisions of this Agreement and covering, among other things, its compliance with the financial covenants contained in **Section 10** and certain other provisions of this Agreement.

"*Confidential Information*" is defined in **Section 20**.

"*Consolidated EBITDA*" means, for any period, on a consolidated basis for the Company and its consolidated Subsidiaries, the sum of the amounts for such period, without duplication, of (i) Consolidated Operating Income, *plus* (ii) charges against income for foreign taxes and U.S. income taxes to the extent deducted in computing Consolidated Operating Income, *plus* (iii) Interest Expense to the extent deducted in computing Consolidated Operating Income, *plus* (iv) depreciation expense to the extent deducted in computing Consolidated Operating Income, *plus* (v) amortization expense, including, without limitation, amortization of goodwill and other intangible assets to the extent deducted in computing Consolidated Operating Income, *plus* (vi) other non-cash charges (in an aggregate amount not in excess of $15,000,000 during any fiscal year of the Company) in accordance with GAAP to the extent deducted in computing Consolidated Operating Income, *minus* (x) the total interest income of the Company and its Subsidiaries to the extent included in computing Consolidated Operating Income *minus* (y) the total tax benefit reported by the Company and its Subsidiaries to the extent included in computing Consolidated Operating Income .

"*Consolidated Equity*" means as of the date of any determination thereof, the total stockholders' equity of the Company and its Subsidiaries on a consolidated basis, all as determined in accordance with GAAP.

"*Consolidated Funded Debt*" means Funded Debt of the Company and its Subsidiaries, determined on a consolidated basis eliminating intercompany items.

"*Consolidated Net Income*" means, with reference to any period, the net income (or loss) of the Company and its Subsidiaries for such period (taken as a cumulative whole), as determined in accordance with GAAP, after eliminating all offsetting debits and credits between the Company and its Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP.

"*Consolidated Operating Income*" means, with reference to any period, the net operating income (or loss) of the Company and its Subsidiaries for such period (taken as a cumulative whole on a consolidated basis) including, without limitation, all restructuring expenses for such period (exclusive of "other income/expenses" as reflected in the Company's consolidated statement of income of the Company and its Subsidiaries for such period and related to non-operating and non-recurring income and expenses), as determined in accordance with GAAP, after eliminating all offsetting debits and credits between the Company and its Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP.

"*Consolidated Priority Debt*" means Priority Debt of the Company and its Subsidiaries, determined on a consolidated basis eliminating intercompany items.

"*Consolidated Tangible Net Worth*" means as of the date of any determination thereof, the arithmetic sum of:

(a) the amount of the capital stock accounts (net of treasury stock, at cost) *plus* (or *minus* in the case of deficit) the surplus and retained earnings of the Company and its Subsidiaries,

PLUS

(b) minority interests and deferred taxes of the Company and its Subsidiaries,

MINUS

(c) the net book value, after deducting any reserves applicable thereto, of all items of the following character which are included in the assets of the Company and its Subsidiaries, to wit:

(i) the incremental increase in an asset resulting from any reappraisal, revaluation or write-up of assets (other than any revaluation or write-up of assets in accordance with GAAP); and

(ii) goodwill, patents, patent applications, permits, trademarks, trade names, copyrights, licenses, franchises, experimental expense, organizational expense, unamortized debt discount and expense, the excess of cost of shares acquired over book value of related assets and such other assets as are properly classified as "*intangible assets*" acquired by the Company or any Subsidiary after December 1, 1996 to the extent and in the amount by which the fair market value thereof is in excess of 10% of Consolidated Total Assets as of any date of determination of Consolidated Total Assets;

all determined in accordance with GAAP.

"*Consolidated Tax Adjusted Equity*" means as of the date of any determination thereof, Consolidated Equity plus the cumulative federal, state and local income tax benefit reported by the Company in accordance with GAAP.

"*Consolidated Total Assets*" means as of the date of any determination thereof, total assets of the Company and its Subsidiaries determined on a consolidated basis in accordance with GAAP.

"*Consolidated Total Capitalization*" means as of the date of any determination thereof, the sum of (a) Consolidated Funded Debt *plus* (b) Consolidated Tangible Net Worth.

"*Contaminant*" means any waste, pollutant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or petroleum-derived substance or waste, asbestos, polychlorinated biphenyls ("*PCBs*"), or any constituent of any such substance or waste, and includes but is not limited to these terms as defined in Environmental, Health or Safety Requirements of Law.

"*Contingent Obligation*", as applied to any Person, means any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such Indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such Indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation;

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of any other Person to make payment of the Indebtedness or obligation; or

(d) otherwise to assure the owner of such Indebtedness or obligation against loss in respect thereof.

In any computation of the Indebtedness or other liabilities of the obligor under any Contingent Obligation, the Indebtedness or other obligations that are the subject of such Contingent Obligation shall be assumed to be direct obligations of such obligor.

"*Contractual Obligation*", as applied to any Person, means any provision of any equity or debt securities issued by that Person or any indenture, mortgage, deed of trust, security agreement, pledge agreement, guaranty, contract, undertaking, agreement or instrument, in any case in writing, to which that Person is a party or by which it or any of its properties is bound, or to which it or any of its properties is subject.

"*Controlled Group*" means the group consisting of (a) any corporation which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as the Company; (b) a partnership or other trade or business (whether or not incorporated) which is under common control (within the meaning of Section 414(c) of the Code) with the Company; and (c) a member of the same affiliated service group (within the meaning of Section 414(m) of the Code) as the Company, any corporation described in clause (a) above or any partnership or trade or business described in clause (b) above.

"*Credit Agreement*" means the Amended and Restated Credit Agreement dated as of April 11, 2002 among the Company, the financial institutions from time to time party thereto as lenders and Bank One, Indiana, N.A., as Administrative Agent, as amended from time to time in accordance with **Section 10.2(t)** hereof.

"*Customary Permitted Liens*" means:

(a) Liens (other than Environmental Liens and Liens in favor of the IRS or the PBGC) with respect to the payment of taxes, assessments or governmental charges in all cases which are not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with GAAP;

(b) statutory Liens of landlords and Liens of suppliers, mechanics, carriers, materialmen, warehousemen or workmen and other similar Liens imposed by law created in the ordinary course of business for amounts not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with GAAP;

(c) Liens (other than Environmental Liens and Liens in favor of the IRS or the PBGC) incurred or deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance or other types of social security benefits or to secure the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), surety, appeal and performance bonds; provided that (A) all such Liens do not in the aggregate materially detract from the value of assets or property of the Company and its Subsidiaries taken as a whole or materially impair the use thereof in the operation of their businesses taken as a whole, and (B) all Liens securing bonds to stay judgments or in connection with appeals that do not secure at any time an aggregate amount exceeding $5,000,000;

(d) Liens arising with respect to zoning restrictions, easements, licenses, reservations, covenants, rights-of-way, utility easements, building restrictions and other similar charges or encumbrances on the use of real property which do not interfere in any material respect with the ordinary conduct of the business of the Company or any Subsidiary of the Company;

(e) Liens of attachment or judgment with respect to judgments, writs or warrants of attachment, or similar process against the Company or any Subsidiary of the Company which do not constitute a Default under **Section 11**;

(f) Liens arising from leases, subleases or licenses granted to others which do not interfere in any material respect with the business of the Company or any Subsidiary of the Company; and

(g) any interest or title of the lessor in the property subject to any operating lease entered into by the Company or any Subsidiary of the Company in the ordinary course of business.

"*Default*" means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

"*Default Rate*" means that rate of interest that is the greater of (a) 12.41% per annum in the case of the Series C Notes, 12.56% per annum in the case of the Series D Notes, 12.61% per annum in the case of the Series E Notes, 12.72% per annum in the case of the Series F Notes, 12.78% per annum in the case of the Series G Notes and 12.80% per annum in the case of the Series H Notes or (b) 2% over the rate of interest publicly announced by Morgan Guaranty Bank of New York in New York City, New York as its "base" or "prime" rate.

"*Deferral Fee Notes*" is defined in **Section 4.11(a).**

"*Disqualified Stock*" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after March 30, 2004.

"*DOL*" means the United States Department of Labor and any Person succeeding to the functions thereof.

"*Dollar*" and "*$*" means dollars in the lawful currency of the United States of America.

"*Domestic Subsidiary*" means a Subsidiary organized under the laws of a jurisdiction located in the United States of America, including, without limitation, those Subsidiaries identified as "Domestic Subsidiaries" on **Schedule 5.4** hereto.

"*Environmental, Health or Safety Requirements of Law*" means all Requirements of Law derived from or relating to federal, state and local laws or regulations relating to or addressing pollution or protection of the environment, or protection of worker health or safety, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Occupational Safety and Health Act of 1970, 29 U.S.C. § 651 et seq., and the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq., in each case including any amendments thereto, any successor statutes, and any regulations or guidance promulgated thereunder, and any state or local equivalent thereof.

"*Environmental Laws*" means any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"*Environmental Lien*" means a lien in favor of any Governmental Authority for (a) any liability under Environmental, Health or Safety Requirements of Law, or (b) damages arising from, or costs incurred by such Governmental Authority in response to, a Release or threatened Release of a Contaminant into the environment.

"*Environmental Property Transfer Act*" means any applicable requirement of law that conditions, restricts, prohibits or requires any notification or disclosure triggered by the closure of any property or the transfer, sale or lease of any property or deed or title for any property for environmental reasons, including, but not limited to, any so-called "Industrial Site Recovery Act" or "Responsible Property Transfer Act."

"*Equity Interests*" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (including any debt security that is convertible into, or exchangeable for, Capital Stock).

"*ERISA*" means the Employee Retirement Income Security Act of 1974, as amended from time to time including (unless the context otherwise requires) any rules or regulations promulgated thereunder.

"*ERISA Affiliate*" means any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code.

"*Event of Default*" is defined in **Section 11**.

"*Excess Cash Flow*" means, without duplication, for any fiscal quarter of the Company, an amount equal to:

(a) the sum of cash and Cash Equivalents of the Company and its Subsidiaries on the last day of such fiscal quarter;

plus (b) Available Liquidity on the last day of such fiscal quarter;

minus (c) the Projected Liquidity Amount on the last day of such fiscal quarter;

minus (d) $5,000,000.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Existing Letters of Credit*" is defined in the Credit Agreement.

"*Finance Contracts*" means any chattel paper originated by the Company or any of its Subsidiaries pursuant to a bona fide sale transaction in the ordinary course of business with a customer or any Subsidiary.

"*First Tier Foreign Subsidiary*" means each Foreign Subsidiary with respect to which any one or more of the Company or its Domestic Subsidiaries directly owns or controls more than 50% of such Foreign Subsidiary's Capital Stock.

"*Fleet Lease Transaction*" means (i) the lease transaction among Wabash Statutory Trust – 2000 as lessor and Apex Trailer Leasing & Rentals, L.P. as lessee under that certain Amended and Restated Equipment Lease dated as of March 30, 2001, as amended, restated, supplemented or otherwise modified from time to time and all other investments and documents related thereto and (ii) the lease transaction among Fleet Capital Corporation (as successor to BancBoston Leasing, Inc.) as lessor and Apex Trailer Leasing & Rentals, L.P. as lessee under that certain Master Lease Agreement dated as of September 5, 1997, as amended, restated, supplemented or otherwise modified from time to time and all other instruments and documents related thereto.

"*Foreign Employee Benefit Plan*" means any employee benefit plan as defined in Section 3(3) of ERISA which is maintained or contributed to for the benefit of the employees of the Company, any of its Subsidiaries or any members of its Controlled Group and is not covered by ERISA pursuant to ERISA Section 4(b)(4).

"*Foreign Pension Plan*" means any employee benefit plan as described in Section 3(3) of ERISA which (a) is maintained or contributed to for the benefit of employees of the Company, any of its Subsidiaries or any of its ERISA Affiliates, (b) is not covered by ERISA pursuant to Section 4(b)(4) of ERISA, and (c) under applicable local law, is required to be funded through a trust or other funding vehicle.

"*Foreign Subsidiary*" means a Subsidiary of the Company which is not a Domestic Subsidiary.

"*Fruehauf Preferred Stock*" means the Series A 6% Cumulative Convertible Exchangeable Preferred Stock of the Company.

"*Funded Debt*" of any Person means all Indebtedness of such Person which would, in accordance with GAAP, constitute long-term Indebtedness, including, without limitation (a) all Indebtedness of such Person for borrowed money or which has been incurred in connection with the acquisition of assets in each case having a final maturity of more than one year from the date of origin thereof (or which is renewable or extendible at the option of the obligor for a period or periods more than one year from the date of origin), including in any event all payments in respect thereof that are required to be made within one year from the date of any determination of Funded Debt, whether or not the obligation to make such payments shall constitute a current liability of the obligor under GAAP, and all Indebtedness of such Person outstanding under any revolving credit, line of credit, commercial extension of credit or similar agreement between such Person and an Institutional Investor which is classified as long-term in accordance with GAAP, (b) all Capitalized Rentals of such Person, (c) all Guaranties by such Person of Funded Debt of others, and (d) all Indebtedness of such Person outstanding under any revolving credit, line of credit, commercial extension of credit or similar agreement between such Person and an Institutional Investor, whether or not classified as long-term or short-term Indebtedness, if, during the 365-day period immediately preceding the date of any determination of Funded Debt of such Person, there shall not have been a period of at least 30 consecutive days during which Indebtedness of such Person outstanding under such revolving credit, line of credit, commercial extension of credit or similar agreement is equal to zero, in which event there shall be included in such determination of Funded Debt an amount equal to the highest aggregate amount of all such Indebtedness outstanding during any period of 30 consecutive days selected by such Person during such preceding 365-day period.

"*GAAP*" means generally accepted accounting principles as in effect from time to time in the United States, applied in a manner consistent with those used in preparing the financial statements referred to in **Section 7.1** hereof.

"*Governmental Acts*" is defined in the Credit Agreement.

"*Governmental Authority*" means any nation or government, any foreign, federal, state, local or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"*Guarantor*" means each Initial Guarantor and each other Domestic Subsidiary that executes and delivers a Note Guaranty, and in each case their respective successors and assigns.

"*Guaranty*" means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such Indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such Indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation;

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of any other Person to make payment of the Indebtedness or obligation; or

(d) otherwise to assure the owner of such Indebtedness or obligation against loss in respect thereof.

In any computation of the Indebtedness or other liabilities of the obligor under any Guaranty, the Indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

"Hazardous Material" means any and all pollutants, toxic or hazardous wastes or any other substances that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, prohibited or penalized by any applicable law (including, without limitation, asbestos, urea formaldehyde foam insulation and polychlorinated biphenyls).

"*Hedging Obligations*" of a Person means any and all obligations of such Person, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (a) any and all agreements, devices or arrangements designed to protect at least one of the parties thereto from the fluctuations of interest rates, commodity prices, exchange rates or forward rates applicable to such party's assets, liabilities or exchange transactions, including, but not limited to, dollar-denominated or cross-currency interest rate exchange agreements, forward currency exchange agreements, interest rate cap or collar protection agreements, forward rate currency or interest rate options, puts and warrants, and (b) any and all cancellations, buy backs, reversals, terminations or assignments of any of the foregoing.

"holder" or *"Holder"* means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to **Section 13.1**.

"*Indebtedness*" means, with respect to any Person, without duplication,

(a) its liabilities for borrowed money, including reimbursement obligations (contingent or otherwise) with respect to letters of credit;

(b) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including, without limitation, all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(c) its Capitalized Lease Obligations;

(d) all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(e) its Off-Balance Sheet Liabilities;

(f) its Receivables Facility Attributed Indebtedness; and

(g) any Contingent Obligation of such Person with respect to liabilities of a type described in any of clauses (a) through (f) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (a) through (g) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP. In no event shall Indebtedness include Unfunded Liabilities of any Plan of the Company and its Subsidiaries, which amount, as of December 31, 2001, was zero.

"*Initial Guarantors*" means each Domestic Subsidiary (other than WNC, WNC Receivables Management Corp., WNC Funding LLC and WNC Funding Manager Corp.) in existence on the Closing.

"*Institutional Investor*" means (a) any original purchaser of a Note, (b) any holder of a Note holding more than 5% of the aggregate principal amount of the Notes then outstanding, and (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form.

"*Intercreditor Agreement*" means the Intercreditor and Collateral Agency Agreement dated as of April 11, 2002 among the Collateral Agent, the Administrative Agent and the Secured Parties, as such agreement may be amended, restated, supplemented (including by way of joinder of additional parties thereto in accordance with its terms) or otherwise modified from time to time.

"*Interest Coverage Ratio*" means, as of any date the same is to be determined, the ratio of (a) Consolidated EBITDA as of such date for (i) in the case of calculating Consolidated EBITDA for each relevant month in the Company's fiscal year ending on or about December 31, 2002, the cumulative period of months ending on and after April 30, 2002 and (ii) in the case of calculating Consolidated EBITDA for each month thereafter, the period of four consecutive fiscal quarters then ending to (b) Interest Expense during the same applicable periods.

"*Interest Expense*" means, for any period, the total interest expense of the Company and its consolidated Subsidiaries, whether paid or accrued (including the total interest expense under the Permitted Receivables Transfer), including interest expense not payable in cash (including amortization or write-off of debt discount and debt issuance costs and commissions and discounts and other fees and charges associated with Indebtedness (including the Obligations)), all as determined in conformity with GAAP.

"*Interest Rate Agreements*" is defined in Section **10.2(p)** hereof.

"*Investment*" means, with respect to any Person, (a) any purchase or other acquisition by that Person any Indebtedness, Equity Interests or other securities, or of a beneficial interest in any Indebtedness, Equity Interests or other securities, issued by any other Person, (b) any purchase by that Person of all or substantially all of the assets of a business conducted by another Person, and (c) any loan, advance (other than deposits with financial institutions available for withdrawal on demand, prepaid expenses, accounts receivable, advances to employees and similar items made or incurred in the ordinary course of business) or capital contribution by that Person to any other Person, including all Indebtedness to such Person arising from a sale of property by such Person other than in the ordinary course of its business.

"*IRS*" means the Internal Revenue Service and any Person succeeding to the functions thereof.

"*Lafayette Property*" means all of the real property owned by Wabash National, L.P. in Lafayette, Indiana which includes the central offices and manufacturing facilities of the Company.

"*L/C Obligations*" is defined in the Credit Agreement.

"*Lenders*" means the lending institutions listed on the signature pages of the Credit Agreement, including the Issuing Lender (as defined in the Credit Agreement) and their respective successors and assigns.

"*Letter(s) of Credit*" is defined in the Credit Agreement.

"*Leverage Valuation Ratio*" means, as of any date the same is to be determined, the ratio of (a) the sum of the aggregate outstanding principal amount of the Senior Notes and the Indebtedness under the Credit Agreement (excluding L/C Obligations) to (b) Consolidated Total Assets only to the extent consisting of cash and Cash Equivalents, net inventory, net prepaid and other expenses and net property, plant and equipment as of such date, in all cases as determined in accordance with GAAP.

"*Lien*" means any lien (statutory or other), mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance or preference, priority or security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or lessor under any conditional sale, Capitalized Lease or other title retention agreement).

"*Loan(s)*" is defined in the Credit Agreement.

"*Loan Parties*" means the Company and each of the Guarantors.

"*Make-Whole Amount*" is defined in **Section 8.6**.

"*Make-Whole Notes*" is defined in **Section 4.11(b).**

"*Margin Stock*" shall have the meaning ascribed to such term in Regulation U.

"*Material*" means material in relation to the business, operations, affairs, financial condition, assets, properties, or prospects of the Company and its Subsidiaries taken as a whole.

"*Material Adverse Effect*" means a material adverse effect upon (a) the business, condition (financial or otherwise), operations, performance, Properties or prospects of the Company and its Subsidiaries taken as a whole, (b) the ability of the Company and its Subsidiaries to perform their respective obligations under the Note Documents, or (c) the ability of the Holders to enforce the Obligations in any material respect.

"*Material Real Estate Property*" shall mean each individual parcel of property owned by the Company or its Domestic Subsidiaries that has a net book value in excess of $3,000,000, excluding therefrom any parcels that are anticipated to be included in the SunTrust Sale Leaseback.

"*Mortgages*" means the mortgages and deeds of trust from time to time executed by one or more of the Loan Parties in favor of the Collateral Agent for the benefit of the Secured Parties, as amended, restated, supplemented or otherwise modified from time to time.

"*Multiemployer Plan*" means a "Multiemployer Plan" as defined in Section 4001(a)(3) of ERISA which is, or within the immediately preceding six (6) years was, contributed to by either the Company or any member of the Controlled Group.

"*National City Lease Transaction*" means the lease transaction among National City Leasing Corporation as lessor and Apex Trailer Leasing & Rentals, L.P. (as successor to Wabash National Finance Corporation) as lessee under that certain Master Equipment Lease Agreement No. 07008 dated as of December 30, 1996, as amended, restated, supplemented or otherwise modified from time to time.

"*Note Documents*" means this Agreement, the Notes, the Note Guaranty, the Collateral Documents and all other documents, instruments and agreements executed in connection therewith or contemplated thereby, including the letter agreement regarding fees among the Administrative Agent, the Collateral Agent and the Company, in each case as the same may be amended, restated or otherwise modified and in effect from time to time.

"*Note Guaranty*" is defined in **Section 1.2**.

"*Notes*" is defined in **Section 1**.

"*Obligations*" means all Notes, advances, debts, liabilities, obligations, covenants and duties owing by the Company to any Holder, any Affiliate of any of the foregoing or any indemnitee, of any kind or nature, present or future, arising under this Agreement, the Notes or any other Note Document, whether or not evidenced by any note, guaranty or other instrument, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, guaranty, indemnification, or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired. The term includes, without limitation, all interest, charges, expenses, fees, attorneys' fees and disbursements, paralegals' fees (in each case whether or not allowed), and any other sum chargeable to the Company under this Agreement or any other Note Document.

"*Off-Balance Sheet Liabilities*" of a Person means (a) any repurchase obligation or liability of such Person or any of its Subsidiaries with respect to accounts or notes receivable sold by such Person or any of its Subsidiaries, (b) any liability of such Person or any of its Subsidiaries under any sale and leaseback transactions which do not create a liability on the consolidated balance sheet of such Person, (c) any liability of such person or any of its Subsidiaries under any so-called "synthetic" lease transaction, or (d) any obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the consolidated balance sheets of such Person and its Subsidiaries.

"*Officer's Certificate*" means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.

"*Original Credit Agreement*" means the Credit Agreement dated as of September 30, 1997 among the Company, the financial institutions parties thereto and the Administrative Agent, as amended by Amendment No. 1 dated as of January 30, 1998, Amendment No. 2 dated as of September 30, 1999 and Amendment No. 3 dated as of November 30, 2000.

"*Original Note Guaranty*" is defined in **Section 1.2**.

"*Original Note Purchase Agreement*" is defined in **Section 1.1**.

"*Original Notes*" is defined in **Section 1.1**.

"*Original Series B Notes*" is defined in **Section 1.1**.

"*Original Series C Notes*" is defined in **Section 1.1**.

"*Original Series D Notes*" is defined in **Section 1.1**.

"*Original Series E Notes*" is defined in **Section 1.1**.

"*Original Series F Notes*" is defined in **Section 1.1**.

"*Original Series G Notes*" is defined in **Section 1.1**.

"*Original Series H Notes*" is defined in **Section 1.1**.

"*Originators*" means Wabash National, L.P. and NOAMTC, Inc., in their capacities as parties to the Receivables Sale Agreement.

"*Other Agreements*" is defined in **Section 2**.

"*Other Purchasers*" is defined in **Section 2**.

"*PBGC*" means the Pension Benefit Guaranty Corporation, or any successor thereto.

"*Permitted Acquisition*" means any Acquisition made by the Company or any of its Subsidiaries provided that: (a) as of the date of such Acquisition, no Default or Event of Default shall have occurred and be continuing or would result from such Acquisition or from the incurrence of any Indebtedness in connection with such Acquisition; (b) prior to the date of such Acquisition, such Acquisition shall have been approved by the board of directors and, if applicable, the shareholders of the Person whose stock or assets are being acquired in connection with such Acquisition and no claim or challenge has been asserted or threatened by any shareholder or director of such Person which could reasonably be expected to have a material adverse effect on such Acquisition or a Material Adverse Effect; (c) as of the date of any such Acquisition, all approvals required in connection with such Acquisition shall have been obtained and (d) the Purchase Price paid or payable the Company and its Subsidiaries for all Permitted Acquisitions during any fiscal year of the Company shall not exceed $2,500,000.

"*Permitted Existing Contingent Obligations*" means the Contingent Obligations of the Company and its Subsidiaries identified as such on **Schedule 5.14** to this Agreement.

"*Permitted Existing Indebtedness*" means the Indebtedness of the Company and its Subsidiaries identified as such on **Schedule 5.14** to this Agreement.

"*Permitted Existing Investments*" means the Investments of the Company and its Subsidiaries identified as such on **Schedule 5.14** to this Agreement.

"*Permitted Existing Liens*" means the Liens on assets of the Company or its Subsidiaries identified as such on **Schedule 5.14** to this Agreement.

"*Permitted Receivables Transfer*" means (i) a sale or other transfer by any Originator to WNC of "Receivables," and "Collections" under, and as such terms are defined in, the Receivables Sale Agreement, in accordance with the terms of the Receivables Sale Agreement, and/or (ii) a sale by WNC to purchasers of "Purchaser Interests" under, and as such term is defined in, the Receivables Purchase Agreement, in accordance with the terms of the Receivables Purchase Agreement.

"*Person*" means any individual, corporation, firm, enterprise, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company or other entity of any kind, or any government or political subdivision or any agency, department or instrumentality thereof.

"*PIK Notes*" means the Deferral Fee Notes and the Make-Whole Notes, collectively.

"*Plan*" means an employee benefit plan defined in Section 3(3) of ERISA in respect of which the Company or any member of the Controlled Group is, or within the immediately preceding six (6) years was, an "employer" as defined in Section 3(5) of ERISA.

"*Pledge Agreements*" means the pledge agreements from time to time executed pursuant to the terms of **clause (a)** and **clause (b)** of **Section 9.14** in favor of the Collateral Agent for the benefit of the Secured Parties, as amended, restated, supplemented or otherwise modified from time to time.

"Priority Debt" means (i) all Indebtedness of the Company or any Subsidiary secured by a Lien on any property of the Company or any Subsidiary, excluding Indebtedness secured by Liens permitted by **clauses (i), (ii), (iii), (iv), (vi),** and **(vii)** of **Section 10.2(c)**, but including Indebtedness secured by Liens permitted by **clause (v)** of **Section 10.2(c)**, and (ii) all Indebtedness of Subsidiaries other than Indebtedness of a Subsidiary to the Company.

"Projected Liquidity Amount" means, for any period, the applicable amount so designated for such period in the Company's "Covenant Case Projection" as set forth in **Schedule B19** to this Agreement.

"Property" of a Person means any and all property, whether real, personal, tangible, intangible, or mixed, of such Person, or other assets owned, leased or operated by such Person.

"Purchase Price" means the total consideration and other amounts payable in connection with any Acquisition, including, without limitation, any portion of the consideration payable in cash, the value of any Capital Stock or other equity interests of the Company or any Subsidiary issued as consideration for such Acquisition, all Indebtedness and other monetary liabilities incurred or assumed in connection with such Acquisition and all transaction costs and expenses incurred in connection with such Acquisition.

"QPAM Exemption" means Prohibited Transaction Class Exemption 84-14 issued by the United States Department of Labor.

"Real Estate Instruments" is defined in **Section 9.14(d).**

"Receivables Facility Attributed Indebtedness" means the amount of obligations outstanding under a receivables purchase facility on any date of determination that would be characterized as principal if such facility were structured as a secured lending transaction rather than as a purchase.

"Receivables Purchase Agreement" means that certain Receivables Purchase and Servicing Agreement dated as of April 11, 2002 among WNC, as seller, Wabash Financing LLC, as servicer, WNC Receivables Management Corporation, as independent member, General Electric Capital Corporation, as sole initial purchaser and as agent, and the other purchasers from time to time party thereto, as such agreement may be amended, restated or otherwise modified from time to time, or any replacement or substitution therefor.

"Receivables Purchase Documents" means the Receivables Sale Agreement and the Receivables Purchase Agreement.

"Receivables Sale Agreement" means that certain Receivables Sale and Contribution Agreement, dated as of April 11, 2002, by and among the Company, Wabash National, L.P.,

NOAMTC, Inc., and WNC, as such agreement may be amended, restated or otherwise modified from time to time, or any replacement or substitution therefor.

"*Regulation T*" means Regulation T of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by and to brokers and dealers of securities for the purpose of purchasing or carrying margin stock (as defined therein).

"*Regulation U*" means Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks and nonbank, nonbroker lenders for the purpose of purchasing or carrying Margin Stock.

"*Regulation X*" means Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by foreign lenders for the purpose of purchasing or carrying margin stock (as defined therein).

"*Release*" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including the movement of Contaminants through or in the air, soil, surface water or groundwater.

"*Released Parties*" shall have the meaning assigned thereto in **Section 22.9**.

"*Reportable Event*" means a reportable event as defined in Section 4043 of ERISA and the regulations issued under such section, with respect to a Plan, excluding, however, such events as to which the PBGC by regulation waived the requirement of Section 4043(a) of ERISA that it be notified within 30 days after such event occurs, provided, however, that a failure to meet the minimum funding standards of Section 412 of the Code and of Section 302 of ERISA shall be a Reportable Event regardless of the issuance of any such waiver of the notice requirement in accordance with either Section 4043(a) of ERISA or Section 412(d) of the Code.

"*Required Holders*" means, at any time, the holders of at least 66-2/3% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates and exclusive of Deferral Fee Notes and Make-Whole Notes).

"*Required Secured Parties*" shall have the meaning assigned thereto in the Intercreditor Agreement.

"*Requirements of Law*" means, as to any Person, the charter and by-laws or other organizational or governing documents of such Person, and any law, rule or regulation, or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject including, without limitation, the Securities Act of 1933, the Securities Exchange Act 1934, Regulations T, U and X promulgated by the Board of Governors of the

Federal Reserve System, ERISA, the Fair Labor Standards Act, the Worker Adjustment and Retraining Notification Act, Americans with Disabilities Act of 1990, and any certificate of occupancy, zoning ordinance, building, environmental or land use requirement or permit or environmental, labor, employment, occupational safety or health law, rule or regulation, including Environmental, Health or Safety Requirements of Law.

"*Responsible Officer*" means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this agreement.

"*Restricted Payment*" means (i) any dividend or other distribution, direct or indirect, on account of any Equity Interests of the Company now or hereafter outstanding, except a dividend payable solely in the Company's Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock, (ii) any redemption, retirement, purchase or other acquisition for value, direct or indirect, of any Equity Interests of the Company or any of its Subsidiaries now or hereafter outstanding, other than in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than Disqualified Stock), (iii) any redemption, purchase, retirement, defeasance, prepayment or other acquisition for value, direct or indirect, of any Indebtedness prior to the stated maturity thereof, other than the Obligations and (iv) any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any Indebtedness (other than the Obligations) or any Equity Interests of the Company or any of the Company's Subsidiaries, or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission.

"*Restructuring Transaction*" means the transactions contemplated by this Agreement and the Credit Agreement which include the extension of the maturities of the Original Series C Notes, the execution and delivery of the Collateral Documents, the execution and delivery of the Permitted Receivables Transfer, the amendments and/or waivers to the Fleet Lease Transaction and all transactions relating thereto.

"*Revolving Lender*" means any Lender with a Revolving Loan Commitment.

"*Revolving Loan*" means a loan by a Lender to the Company as part of a Revolving Advance.

"*Revolving Loan Commitment*" is defined in the Credit Agreement.

"*Revolving Note*" is defined in the Credit Agreement.

"*Secured Obligations*" has the meaning ascribed to such term in the Intercreditor Agreement.

"*Secured Parties*" has the meaning ascribed to such term in the Intercreditor Agreement.

"*Securities Act*" means the Securities Act of 1933, as amended from time to time.

"*Security Agreement*" means that certain Security Agreement dated as of April 11, 2002 executed by the Company and the Initial Guarantors in favor of the Collateral Agent for the benefit of the Secured Parties, as amended, restated, supplemented or otherwise modified from time to time.

"*Senior Financial Officer*" means the chief financial officer, principal accounting officer, treasurer or comptroller of the Company.

"*Senior Funded Debt*" of any Person means Funded Debt of such Person which is not expressed to be subordinate or junior in rank to any other Funded Debt of such Person.

"*Senior Notes*" means $192,000,000 aggregate principal amount of the Company's Senior Notes, Series A and Series C through I, due 2004-2008.

"*Series A Note Purchase Agreements*" shall mean those separate and several Note Purchase Agreements dated the date hereof among the Company and the institutions set forth on Schedule A thereto under and pursuant to which the Company has issued its Series A Notes (as defined therein).

"*Series B Notes*" is defined in **Section 1**.

"*Series C Notes*" is defined in **Section 1**.

"*Series C-H Note Principal Allocation*" shall mean, at any time, the percentage determined by dividing (a) the outstanding principal amount of the Notes (other than the Deferral Fee Notes and the Make-Whole Notes) as of such time, by (b) the sum of (i) the outstanding principal amount of the Senior Secured Notes (other than the Deferred Fee Notes and the Make-Whole Notes) (as each such term is defined in the Intercreditor Agreement), and (ii) the sum of (1) the outstanding principal amount of all of the Term Loans (other than the PIK Notes) plus (2) the amount then available for drawing under all Term Letters of Credit plus (3) the amount of unpaid reimbursement obligations with respect to drawings under all Term Letters of Credit (as each such term is defined in the Credit Agreement as in effect at the Closing).

"*Series D Notes*" is defined in **Section 1**.

"*Series E Notes*" is defined in **Section 1**.

"*Series F Notes*" is defined in **Section 1**.

"*Series G Notes*" is defined in **Section 1**.

"*Series H Notes*" is defined in **Section 1.**

"*Series I Note Purchase Agreement*" shall mean that certain Note Purchase Agreement dated the date hereof among the Company and the institutions set forth on Schedule A thereto under and pursuant to which the Company has issued its Series I Notes (as defined therein).

"*Significant Real Estate Property*" shall mean each individual parcel of property owned by the Company or its Domestic Subsidiaries that has a net book value in excess of $1,000,000 and less than $3,000,000, excluding therefrom any parcels that are anticipated to be included in the SunTrust Sale Leaseback.

"*Single Employer Plan*" means a Plan maintained by the Company or any member of the Controlled Group for employees of the Company or any member of the Controlled Group.

"*Subordinated Debt*" means, for any period, on a consolidated basis for the Company and its Subsidiaries, the sum of Indebtedness of such Persons the payment of which is subordinated to the payment of the Secured Obligations to the written satisfaction of the Required Holders.

"*Subsidiary*" of a Person means (a) any corporation more than 50% of the outstanding securities having ordinary voting power of which shall at the time be owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, or (b) any company, partnership, limited liability company, association, joint venture or similar business organization more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled. Unless otherwise expressly provided, all references herein to a "Subsidiary" shall mean a direct or indirect Subsidiary of the Company.

"*SunTrust Sale Leaseback*" means that certain sale and leaseback of certain real property owned by the Company and/or certain of its Domestic Subsidiaries to be effected pursuant to that certain engagement letter agreement between the Company and SunTrust Robinson Humphrey dated February 1, 2002.

"*Supplemental Guarantor*" has the meaning set forth in the definition of "Guarantor" above.

"*Tangible Assets*" means as of the date of any determination thereof, with respect to any Person, total assets of such Person in accordance with GAAP, but excluding therefrom goodwill, patents, patent applications, permits, trademarks, trade names, copyrights, licenses, franchises, experimental expense, organizational expense, unamortized debt discount and expense, the excess of cost of shares acquired over book value of related assets and such other assets as are properly classified as "intangible assets" in accordance with GAAP.

"*Term Letter(s) of Credit*" is defined in the Credit Agreement.

"*Term Loans*" is defined in the Credit Agreement.

"*Term Loan Lender*" is defined in the Credit Agreement.

"*Term Note*" is defined in the Credit Agreement.

"*Termination Event*" means (i) a Reportable Event with respect to any Benefit Plan; (ii) the withdrawal of the Company or any member of the Controlled Group from a Benefit Plan during a plan year in which the Company or such Controlled Group member was a "substantial employer" as defined in Section 4001(a)(2) of ERISA or the cessation of operations which results in the termination of employment of twenty percent (20%) of Benefit Plan participants who are employees of the Company or any member of the Controlled Group; (iii) the imposition of an obligation on the Company or any member of the Controlled Group under Section 4041 of ERISA to provide affected parties written notice of intent to terminate a Benefit Plan in a distress termination described in Section 4041(c) of ERISA; (iv) the institution by the PBGC of proceedings to terminate a Benefit Plan; (v) any event or condition which could reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Benefit Plan; or (vi) the partial or complete withdrawal of the Company or any member of the Controlled Group from a Multiemployer Plan.

"*Transfer*" means, with respect to any property, the sale, exchange, conveyance, lease, transfer or other disposition of such property.

"*Unfunded Liabilities*" means the amount (if any) by which the present value of all vested and unvested accrued benefits under all Single Employer Plans exceeds the fair market value of all such Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plans using PBGC actuarial assumptions for single employer plan terminations.

"*Value*" means, with respect to any property on any date, the greater of the book value of such property on such date or the fair market value of such property on such date.

"*Wholly-Owned Subsidiary*" means, at any time, any Subsidiary one hundred percent (100%) of all of the equity interests (except directors' qualifying shares) and voting interests of which are owned by any one or more of the Company and the Company's other Wholly-Owned Subsidiaries at such time.

"*WNC*" means WNC Receivables LLC, a Delaware limited liability company and a wholly-owned Subsidiary of the Company.

[FORM OF NOTE]

WABASH NATIONAL CORPORATION

10.41% SENIOR SECURED NOTE, SERIES C, DUE March 30, 2004

No. ________ [Date]
$__________ PPN ____________

FOR VALUE RECEIVED, the undersigned, WABASH NATIONAL CORPORATION (herein called the *"Company"*), a corporation organized and existing under the laws of the State of Delaware, hereby promises to pay to ______________, or registered assigns, the principal sum of ______________ DOLLARS on March 30, 2004, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 10.41% per annum from the date hereof, payable monthly, on the last day of each calendar month in each year, commencing with the last day of the calendar month next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable monthly as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 12.41% or (ii) 2% over the rate of interest publicly announced by Morgan Guaranty Bank of New York from time to time in New York, New York as its "base" or "prime" rate.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at Chicago, Illinois or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of the 10.41% Senior Secured Notes, Series C, due March 30, 2004 (the *"Series C Notes"*) of the Company in the aggregate principal amount of $22,000,000 which, together with the Company's $9,000,000 aggregate principal amount of 10.56% Senior Secured Notes, Series D, due December 17, 2004 (the *"Series D Notes"*), the Company's $3,000,000 aggregate principal amount of 10.61% Senior Secured Notes, Series E, due March 13, 2005 (the *"Series E Notes"*), the Company's $13,000,000 aggregate principal amount of 10.72% Senior Secured Notes, Series F, due December 17, 2006 (the *"Series F Notes"*), the Company's $20,000,000 aggregate principal amount of 10.78% Senior Secured Notes, Series G, due December 30, 2008 (the *"Series G Notes"*) and the Company's $25,000,000 aggregate principal amount of 10.80% Senior Secured Notes, Series H, due December 17, 2008 (the *"Series H Notes"*, said Series H Notes, together with the Series C Notes, the Series D Notes, the Series E Notes, the Series F Notes and the Series G Notes being hereinafter referred to collectively as the *"Notes"*), are issued and outstanding pursuant to separate Amended and Restated Note Purchase Agreements, each dated as of April 12, 2002 (as from time to time amended, the *"Note Purchase*

Agreements"), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in **Section 20** of the Note Purchase Agreements and (ii) to have made the representation set forth in **Section 6.2** of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note is equally and ratably secured by the Collateral Documents (as defined in the Note Purchase Agreements). Reference is hereby made to the Collateral Documents for a description of the collateral thereby mortgaged, warranted, bargained, sold, released, conveyed, assigned, transferred, pledged and hypothecated, the nature and extent of the security for the Notes, the rights of the holders of the Notes, the Collateral Agent (as defined in the Note Purchase Agreements) in respect of such security and otherwise.

The payment of the principal amount of, premium, if any, and interest on this Note has been unconditionally guaranteed by the Guarantors (as defined in the Note Purchase Agreements) pursuant to the Note Guaranty (as defined in the Note Purchase Agreements). Reference is hereby made thereto for a statement of the rights and benefits accorded thereby.

This Note shall be construed and enforced in accordance with, and the rights and parties shall be governed by, the law of the State of Illinois, excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

WABASH NATIONAL CORPORATION

By ________________________________
Title ______________________________

[FORM OF NOTE]

WABASH NATIONAL CORPORATION

10.56% SENIOR SECURED NOTE, SERIES D, DUE December 17, 2004

No. ________ [Date]
$__________ PPN ____________

FOR VALUE RECEIVED, the undersigned, WABASH NATIONAL CORPORATION (herein called the *"Company"*), a corporation organized and existing under the laws of the State of Delaware, hereby promises to pay to ______________, or registered assigns, the principal sum of ______________ DOLLARS on December 17, 2004, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 10.56% per annum from the date hereof, payable monthly, on the last day of the calendar month in each year, commencing with the last day of the calendar month next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable monthly as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 12.56% or (ii) 2% over the rate of interest publicly announced by Morgan Guaranty Bank of New York from time to time in New York, New York as its "base" or "prime" rate.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at Chicago, Illinois or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of the 10.56% Senior Secured Notes, Series D, due December 17, 2004 (the *"Series D Notes"*) of the Company in the aggregate principal amount of $9,000,000 which, together with the Company's $22,000,000 aggregate principal amount of 10.41% Senior Secured Notes, Series C, due March 30, 2004 (the *"Series C Notes"*), the Company's $3,000,000 aggregate principal amount of 10.61% Senior Secured Notes, Series E, due March 13, 2005 (the *"Series E Notes"*), the Company's $13,000,000 aggregate principal amount of 10.72% Senior Secured Notes, Series F, due December 17, 2006 (the *"Series F Notes"*), the Company's $20,000,000 aggregate principal amount of 10.78% Senior Secured Notes, Series G, due December 30, 2008 (the *"Series G Notes"*) and the Company's $25,000,000 aggregate principal amount of 10.80% Senior Secured Notes, Series H, due December 17, 2008 (the *"Series H Notes"*, said Series H Notes, together with the Series C Notes, the Series D Notes, the Series E Notes, the Series F Notes and the Series G Notes being hereinafter referred to collectively as the *"Notes"*), are issued and outstanding pursuant to separate Amended and Restated Note Purchase Agreements, each dated as of April 12, 2002 (as from time to time amended, the *"Note Purchase*

Agreements"), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in **Section 20** of the Note Purchase Agreements and (ii) to have made the representation set forth in **Section 6.2** of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note is equally and ratably secured by the Collateral Documents (as defined in the Note Purchase Agreements). Reference is hereby made to the Collateral Documents for a description of the collateral thereby mortgaged, warranted, bargained, sold, released, conveyed, assigned, transferred, pledged and hypothecated, the nature and extent of the security for the Notes, the rights of the holders of the Notes, the Collateral Agent (as defined in the Note Purchase Agreements) in respect of such security and otherwise.

The payment of the principal amount of, premium, if any, and interest on this Note has been unconditionally guaranteed by the Guarantors (as defined in the Note Purchase Agreements) pursuant to the Note Guaranty (as defined in the Note Purchase Agreements). Reference is hereby made thereto for a statement of the rights and benefits accorded thereby.

This Note shall be construed and enforced in accordance with, and the rights and parties shall be governed by, the law of the State of Illinois, excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

WABASH NATIONAL CORPORATION

By ______________________________

Title ______________________________

[FORM OF NOTE]

WABASH NATIONAL CORPORATION

10.61% SENIOR SECURED NOTE, SERIES E, DUE March 13, 2005

No. ________ [Date]
$__________ PPN ____________

FOR VALUE RECEIVED, the undersigned, WABASH NATIONAL CORPORATION (herein called the *"Company"*), a corporation organized and existing under the laws of the State of Delaware, hereby promises to pay to ______________, or registered assigns, the principal sum of ______________ DOLLARS on March 13, 2005, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 10.61% per annum from the date hereof, payable monthly, on the last day of the calendar month in each year, commencing with the last day of the calendar month next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable monthly as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 12.61% or (ii) 2% over the rate of interest publicly announced by Morgan Guaranty Bank of New York from time to time in New York, New York as its "base" or "prime" rate.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at Chicago, Illinois or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of the 10.61% Senior Secured Notes, Series E, due March 13, 2005 (the *"Series E Notes"*) of the Company in the aggregate principal amount of $3,000,000 which, together with the Company's $22,000,000 aggregate principal amount of 10.61% Senior Secured Notes, Series C, due March 30, 2004 (the *"Series C Notes"*), the Company's $9,000,000 aggregate principal amount of 10.56% Senior Secured Notes, Series D, due December 17, 2004 (the *"Series D Notes"*), the Company's $13,000,000 aggregate principal amount of 10.72% Senior Secured Notes, Series F, due December 17, 2006 (the *"Series F Notes"*), the Company's $20,000,000 aggregate principal amount of 10.78% Senior Secured Notes, Series G, due December 30, 2008 (the *"Series G Notes"*) and the Company's $25,000,000 aggregate principal amount of 10.80% Senior Secured Notes, Series H, due December 17, 2008 (the *"Series H Notes"*, said Series H Notes, together with the Series C Notes, the Series D Notes, the Series E Notes, the Series F Notes and the Series G Notes are hereinafter referred to collectively as the *"Notes"*), are issued and outstanding pursuant to separate Amended and Restated Note Purchase Agreements, each dated as of April 12, 2002 (as from time to time amended, the *"Note Purchase*

Agreements"), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in **Section 20** of the Note Purchase Agreements and (ii) to have made the representation set forth in **Section 6.2** of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note is equally and ratably secured by the Collateral Documents (as defined in the Note Purchase Agreements). Reference is hereby made to the Collateral Documents for a description of the collateral thereby mortgaged, warranted, bargained, sold, released, conveyed, assigned, transferred, pledged and hypothecated, the nature and extent of the security for the Notes, the rights of the holders of the Notes, the Collateral Agent (as defined in the Note Purchase Agreements) in respect of such security and otherwise.

The payment of the principal amount of, premium, if any, and interest on this Note has been unconditionally guaranteed by the Guarantors (as defined in the Note Purchase Agreements) pursuant to the Note Guaranty (as defined in the Note Purchase Agreements). Reference is hereby made thereto for a statement of the rights and benefits accorded thereby.

This Note shall be construed and enforced in accordance with, and the rights and parties shall be governed by, the law of the State of Illinois, excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

WABASH NATIONAL CORPORATION

By ______________________________

Title ______________________________

[FORM OF NOTE]

WABASH NATIONAL CORPORATION

10.72% SENIOR SECURED NOTE, SERIES F, DUE December 17, 2006

No. ________ [Date]
$__________ PPN ____________

FOR VALUE RECEIVED, the undersigned, WABASH NATIONAL CORPORATION (herein called the *"Company"*), a corporation organized and existing under the laws of the State of Delaware, hereby promises to pay to ______________, or registered assigns, the principal sum of ______________ DOLLARS on December 17, 2006, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 10.72% per annum from the date hereof, payable monthly, on the last day of the calendar month in each year, commencing with the last day of the calendar month next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable monthly as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 12.72% or (ii) 2% over the rate of interest publicly announced by Morgan Guaranty Bank of New York from time to time in New York, New York as its "base" or "prime" rate.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at Chicago, Illinois or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of the 10.72% Senior Secured Notes, Series F, due December 17, 2006 (the *"Series F Notes"*) of the Company in the aggregate principal amount of $13,000,000 which, together with the Company's $22,000,000 aggregate principal amount of 10.41% Senior Secured Notes, Series C, due March 30, 2004 (the *"Series C Notes"*), the Company's $9,000,000 aggregate principal amount of 10.56% Senior Secured Notes, Series D, due December 17, 2004 (the *"Series D Notes"*), the Company's $3,000,000 aggregate principal amount of 10.61% Senior Secured Notes, Series E, due March 13, 2005 (the *"Series E Notes"*), the Company's $20,000,000 aggregate principal amount of 10.78% Senior Secured Notes, Series G, due December 30, 2008 (the *"Series G Notes"*) and the Company's $25,000,000 aggregate principal amount of 10.80% Senior Secured Notes, Series H, due December 17, 2008 (the *"Series H Notes"*, said Series H Notes, together with the Series C Notes, the Series D Notes, the Series E Notes, the Series F Notes and the Series G Notes are hereinafter referred to collectively as the *"Notes"*), are issued and outstanding pursuant to separate Amended and Restated Note Purchase Agreements, each dated as of April 12, 2002 (as from time to time amended, the *"Note Purchase*

Agreements"), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in **Section 20** of the Note Purchase Agreements and (ii) to have made the representation set forth in **Section 6.2** of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note is equally and ratably secured by the Collateral Documents (as defined in the Note Purchase Agreements). Reference is hereby made to the Collateral Documents for a description of the collateral thereby mortgaged, warranted, bargained, sold, released, conveyed, assigned, transferred, pledged and hypothecated, the nature and extent of the security for the Notes, the rights of the holders of the Notes, the Collateral Agent (as defined in the Note Purchase Agreements) in respect of such security and otherwise.

The payment of the principal amount of, premium, if any, and interest on this Note has been unconditionally guaranteed by the Guarantors (as defined in the Note Purchase Agreements) pursuant to the Note Guaranty (as defined in the Note Purchase Agreements). Reference is hereby made thereto for a statement of the rights and benefits accorded thereby.

This Note shall be construed and enforced in accordance with, and the rights and parties shall be governed by, the law of the State of Illinois, excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

WABASH NATIONAL CORPORATION

By ___________________________________

Title ________________________________

CHI99 3880338-9.063959.0010
INIMAN1 586844v1

[FORM OF NOTE]

WABASH NATIONAL CORPORATION

10.78% SENIOR SECURED NOTE, SERIES G, DUE December 30, 2008

No. ________ [Date]
$__________ PPN ____________

FOR VALUE RECEIVED, the undersigned, WABASH NATIONAL CORPORATION (herein called the *"Company"*), a corporation organized and existing under the laws of the State of Delaware, hereby promises to pay to ______________, or registered assigns, the principal sum of ______________ DOLLARS on December 30, 2008, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 10.78% per annum from the date hereof, payable monthly, on the last day of the calendar month in each year, commencing with the last day of the calendar month next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable monthly as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 12.78% or (ii) 2% over the rate of interest publicly announced by Morgan Guaranty Bank of New York from time to time in New York, New York as its "base" or "prime" rate.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at Chicago, Illinois or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of the 10.78% Senior Secured Notes, Series G, due December 30, 2008 (the *"Series G Notes"*) of the Company in the aggregate principal amount of $20,000,000 which, together with the Company's $22,000,000 aggregate principal amount of 10.41% Senior Secured Notes, Series C, due March 30, 2004 (the *"Series C Notes"*), the Company's $9,000,000 aggregate principal amount of 10.56% Senior Secured Notes, Series D, due December 17, 2004 (the *"Series D Notes"*), the Company's $3,000,000 aggregate principal amount of 10.61% Senior Secured Notes, Series E, due March 13, 2005 (the *"Series E Notes"*), the Company's $13,000,000 aggregate principal amount of 10.72% Senior Secured Notes, Series F, due December 17, 2006 (the *"Series F Notes"*) and the Company's $25,000,000 aggregate principal amount of 10.80% Senior Secured Notes, Series H, due December 17, 2008 (the *"Series H Notes"*, said Series H Notes, together with the Series C Notes, the Series D Notes, the Series E Notes, the Series F Notes and the Series G Notes are hereinafter referred to collectively as the *"Notes"*), are issued and outstanding pursuant to separate Amended and Restated Note Purchase Agreements, each dated as of April 12, 2002 (as from time to time amended, the *"Note Purchase*

Agreements"), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in **Section 20** of the Note Purchase Agreements and (ii) to have made the representation set forth in **Section 6.2** of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

The Company will make required prepayments of principal on the dates and in the amounts specified in the Note Purchase Agreements. This Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note is equally and ratably secured by the Collateral Documents (as defined in the Note Purchase Agreements). Reference is hereby made to the Collateral Documents for a description of the collateral thereby mortgaged, warranted, bargained, sold, released, conveyed, assigned, transferred, pledged and hypothecated, the nature and extent of the security for the Notes, the rights of the holders of the Notes, the Collateral Agent (as defined in the Note Purchase Agreements) in respect of such security and otherwise.

The payment of the principal amount of, premium, if any, and interest on this Note has been unconditionally guaranteed by the Guarantors (as defined in the Note Purchase Agreements) pursuant to the Note Guaranty (as defined in the Note Purchase Agreements). Reference is hereby made thereto for a statement of the rights and benefits accorded thereby.

This Note shall be construed and enforced in accordance with, and the rights and parties shall be governed by, the law of the State of Illinois, excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

WABASH NATIONAL CORPORATION

By ___________________________________

Title _________________________________

[FORM OF NOTE]

WABASH NATIONAL CORPORATION

10.80% SENIOR SECURED NOTE, SERIES H, DUE December 17, 2008

No. ________ [Date]
$__________ PPN ____________

FOR VALUE RECEIVED, the undersigned, WABASH NATIONAL CORPORATION (herein called the *"Company"*), a corporation organized and existing under the laws of the State of Delaware, hereby promises to pay to ______________, or registered assigns, the principal sum of ______________ DOLLARS on December 17, 2008, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 10.80% per annum from the date hereof, payable monthly, on the last day of the calendar month in each year, commencing with the last day of the calendar month next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable monthly as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 12.80% or (ii) 2% over the rate of interest publicly announced by Morgan Guaranty Bank of New York from time to time in New York, New York as its "base" or "prime" rate.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at Chicago, Illinois or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of the 10.80% Senior Secured Notes, Series H, due December 17, 2008 (the *"Series H Notes"*) of the Company in the aggregate principal amount of $25,000,000 which, together with the Company's $22,000,000 aggregate principal amount of 10.41% Senior Secured Notes, Series C, due March 30, 2004 (the *"Series C Notes"*), the Company's $9,000,000 aggregate principal amount of 10.56% Senior Secured Notes, Series D, due December 17, 2004 (the *"Series D Notes"*), the Company's $3,000,000 aggregate principal amount of 10.61% Senior Secured Notes, Series E, due March 13, 2005 (the *"Series E Notes"*), the Company's $13,000,000 aggregate principal amount of 10.72% Senior Secured Notes, Series F, due December 17, 2006 (the *"Series F Notes"*) and the Company's $20,000,000 aggregate principal amount of 10.78% Senior Secured Notes, Series G, due December 30, 2008 (the *"Series G Notes"*, said Series G Notes, together with the Series C Notes, the Series D Notes, the Series E Notes, the Series F Notes and the Series H Notes are hereinafter referred to collectively as the *"Notes"*), are issued and outstanding pursuant to separate Amended and Restated Note Purchase Agreements, each dated as of April 12, 2002 (as from time to time amended, the *"Note Purchase*

Agreements"), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in **Section 20** of the Note Purchase Agreements and (ii) to have made the representation set forth in **Section 6.2** of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

The Company will make a required prepayment of principal on the date and in the amount specified in the Note Purchase Agreements. This Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note is equally and ratably secured by the Collateral Documents (as defined in the Note Purchase Agreements). Reference is hereby made to the Collateral Documents for a description of the collateral thereby mortgaged, warranted, bargained, sold, released, conveyed, assigned, transferred, pledged and hypothecated, the nature and extent of the security for the Notes, the rights of the holders of the Notes, the Collateral Agent (as defined in the Note Purchase Agreements) in respect of such security and otherwise.

The payment of the principal amount of, premium, if any, and interest on this Note has been unconditionally guaranteed by the Guarantors (as defined in the Note Purchase Agreements) pursuant to the Note Guaranty (as defined in the Note Purchase Agreements). Reference is hereby made thereto for a statement of the rights and benefits accorded thereby.

This Note shall be construed and enforced in accordance with, and the rights and parties shall be governed by, the law of the State of Illinois, excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

WABASH NATIONAL CORPORATION

By ____________________________________

Title ________________________________

[FORM OF DEFERRAL FEE NOTE]

WABASH NATIONAL CORPORATION

10.41% SENIOR SECURED PIK NOTE, DUE March 30, 2004

No. DFR-___ [Date]
$___________ Original Principal Amount PPN ______________

FOR VALUE RECEIVED, the undersigned, WABASH NATIONAL CORPORATION (herein called the *"Company"*), a corporation organized and existing under the laws of the State of Delaware, hereby promises to pay to _______________, or registered assigns, the DFR-____ Note Accreted Principal Amount on March 30, 2004. The outstanding principal amount of this Senior Secured PIK Note shall accrete at the rate of 10.41% per annum on a monthly basis on the last day of each calendar month in each year commencing with the last day of the calendar month next succeeding the date hereof (computed on the basis of a year of 360 days and twelve 30-day months) from the date of issuance hereof and shall cease to accrete on the date on which this Senior Secured PIK Note shall have been paid in full; *provided* that in the case of any prepayment or other payment of this Senior Secured PIK Note on any date other than the last day of any calendar month, the outstanding principal amount of this Senior Secured PIK Note shall accrete at the rate of 10.41% per annum on a daily basis from the date of the last day of such calendar month to the date of such prepayment; *provided further* that upon the occurrence of an Event of Default (as defined in the Note Purchase Agreements referred to below and until such Event of Default has been cured or waived in writing (such period constituting a "*Default Interest Period*"), the outstanding principal amount of this Senior Secured PIK Note shall accrete, to the extent permitted by law, at a rate per annum from time to time equal to the greater of (i) 12.41% or (ii) 2% over the rate of interest publicly announced by Morgan Guaranty Bank of New York from time to time in New York, New York as its "base" or "prime" rate. It is understood and agreed that any reference in this Senior Secured PIK Note to the "principal amount" of this Senior Secured PIK Note shall include a reference to the DFR-___ Note Accreted Principal Amount thereof whether or not specifically set forth.

"*DFR-__ Note Accreted Principal Amount*" shall mean with reference to this Senior Secured PIK Note, as of any date of determination, the sum of (a) [$117,500.00 for Principal Life/$97,916.67 for the two Great West accounts] and (b) the outstanding principal amount of this Senior Secured PIK Note which shall have been accreted thereon from the date of issuance through such date, such amount shall accrete at the rate of 10.41% per annum on a monthly basis on the last day of each calendar month in each year commencing with the last day of the calendar month next succeeding the date hereof (computed on the basis of a year of 360 days and twelve 30-day months) and shall cease to accrete on the date on which this Senior Secured PIK Note shall have been paid in full; *provided* that in the case of any prepayment or other payment of this Senior Secured PIK Note on any date other than the last day of any calendar month, the outstanding principal amount of this Senior Secured PIK Note shall accrete at the rate of 10.41%

per annum on a daily basis from the date of the last day of such calendar month to the date of such prepayment.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at Chicago, Illinois or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of the 10.41% Senior Secured PIK Notes, due March 30, 2004 (the *"Deferral Fee Notes"*) of the Company in the aggregate principal amount of $215,416.68 which, together with the Company's Series C Notes, Series D Notes, Series E Notes, Series F Notes, Series H Notes and Make-Whole Notes (as each is defined in the Note Purchase Agreements described below) are hereinafter referred to collectively as the *"Notes"*, are issued and outstanding pursuant to separate Amended and Restated Note Purchase Agreements, each dated as of April 12, 2002 (as from time to time amended, the *"Note Purchase Agreements"*), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in **Section 20** of the Note Purchase Agreements and (ii) to have made the representation set forth in **Section 6.2** of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

The Company will make a required prepayment of principal on the date and in the amount specified in the Note Purchase Agreements. This Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the DFR-__ Note Accreted Principal Amount of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note is equally and ratably secured by the Collateral Documents (as defined in the Note Purchase Agreements). Reference is hereby made to the Collateral Documents for a description of the collateral thereby mortgaged, warranted, bargained, sold, released, conveyed, assigned, transferred, pledged and hypothecated, the nature and extent of the security for the Notes, the rights of the holders of the Notes, the Collateral Agent (as defined in the Note Purchase Agreements) in respect of such security and otherwise.

The payment of all DFR-__ Note Accreted Principal Amount of, premium, if any, and interest on this Note has been unconditionally guaranteed by the Guarantors (as defined in the Note Purchase Agreements) pursuant to the Note Guaranty (as defined in the Note Purchase Agreements). Reference is hereby made thereto for a statement of the rights and benefits accorded thereby.

This Note shall be construed and enforced in accordance with, and the rights and parties shall be governed by, the law of the State of Illinois, excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

WABASH NATIONAL CORPORATION

By ______________________________
Title ______________________________

[FORM OF NOTE]

WABASH NATIONAL CORPORATION

SENIOR SECURED PIK GRID NOTE, DUE March 30, 2004

No. MWR-____ [Date]

PPN ______________

FOR VALUE RECEIVED, the undersigned, WABASH NATIONAL CORPORATION (herein called the *"Company"*), a corporation organized and existing under the laws of the State of Delaware, hereby promises to pay to ________________, or registered assigns, the MWR-__ Note Accreted Principal Amount on March 30, 2004. The outstanding principal amount of this Senior Secured PIK Grid Note shall accrete at the rate of [__]*% per annum on a monthly basis on the last day of each calendar month in each year commencing with the last day of the calendar month next succeeding the date hereof (computed on the basis of a year of 360 days and twelve 30-day months) from the date of issuance hereof and shall cease to accrete on the date on which this Senior Secured PIK Grid Note shall have been paid in full; *provided* that in the case of any prepayment or other payment of this Senior Secured PIK Grid Note on any date other than the last day of any calendar month, the outstanding principal amount of this Senior Secured PIK Grid Note shall accrete at the rate of [__]*% per annum on a daily basis from the date of the last day of such calendar month to the date of such prepayment; *provided further* that upon the occurrence of an Event of Default (as defined in the Note Purchase Agreements referred to below and until such Event of Default has been cured or waived in writing (such period constituting a "*Default Interest Period*"), the outstanding principal amount of this Senior Secured PIK Grid Note shall accrete, to the extent permitted by law, at a rate per annum from time to time equal to the greater of (i) [__]*% or (ii) 2% over the rate of interest publicly announced by Morgan Guaranty Bank of New York from time to time in New York, New York as its "base" or "prime" rate. It is understood and agreed that any reference in this Senior Secured PIK Grid Note to the "principal amount" of this Senior Secured PIK Grid Note shall include a reference to the MWR-___ Note Accreted Principal Amount thereof whether or not specifically set forth.

"*MWR-__ Note Accreted Principal Amount*" shall mean with reference to this Senior Secured PIK Grid Note, as of any date of determination, the sum of (a) the Make-Whole Amounts which shall become payable to the holder of this Note with respect to such holder's Series D Notes, Series E Notes, Series F Notes, Series G Notes or Series H Notes, as the case may be, from time to time upon payment by the Company of portions of the principal amount of such Notes pursuant to **Section 8.1(b)** of the Note Purchase Agreements and (b) the outstanding principal amount of this Senior Secured PIK Grid Note which shall have been accreted thereon from the date of issuance through such date, such amount shall accrete at the rate of [__]*% per annum on a monthly basis on the last day of each calendar month in each year commencing with the last day of the calendar month next succeeding the date hereof (computed on the basis of a year of 360 days and twelve 30-day months) and shall cease to accrete on the date on which this

Senior Secured PIK Grid Note shall have been paid in full; *provided* that in the case of any prepayment or other payment of this Senior Secured PIK Grid Note on any date other than the last day of any calendar month, the outstanding principal amount of this Senior Secured PIK Grid Note shall accrete at the rate of [__]* % per annum on a daily basis from the date of the last day of such calendar month to the date of such prepayment. The amounts of the Make-Whole Amounts payable from time to time may for the convenience of the parties be recorded by the holder hereof on the attached Grid however the books and records of the holder shall, in the absence of manifest error, be conclusive as to the determination of the Make-Whole Amounts evidenced by this Note.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at Chicago, Illinois or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of the Senior Secured PIK Grid Notes, due March 30, 2004 (the *"Make-Whole Notes"*) of the Company which, together with the Company's Series C Notes, Series D Notes, Series E Notes, Series F Notes, Series H Notes and Deferral Fee Notes (as each is defined in the Note Purchase Agreements described below) are hereinafter referred to collectively as the *"Notes"*, are issued and outstanding pursuant to separate Amended and Restated Note Purchase Agreements, each dated as of April 12, 2002 (as from time to time amended, the *"Note Purchase Agreements"*), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in **Section 20** of the Note Purchase Agreements and (ii) to have made the representation set forth in **Section 6.2** of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

The Company will make a required prepayment of principal on the date and in the amount specified in the Note Purchase Agreements. This Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note is equally and ratably secured by the Collateral Documents (as defined in the Note Purchase Agreements). Reference is hereby made to the Collateral Documents for a description of the collateral thereby mortgaged, warranted, bargained, sold, released, conveyed, assigned, transferred, pledged and hypothecated, the nature and extent of the security for the Notes, the rights of the holders of the Notes, the Collateral Agent (as defined in the Note Purchase Agreements) in respect of such security and otherwise.

The payment of all MWR-__ Note Accreted Principal Amount of, premium, if any, and interest on this Note has been unconditionally guaranteed by the Guarantors (as defined in the Note Purchase Agreements) pursuant to the Note Guaranty (as defined in the Note Purchase Agreements). Reference is hereby made thereto for a statement of the rights and benefits accorded thereby.

This Note shall be construed and enforced in accordance with, and the rights and parties shall be governed by, the law of the State of Illinois, excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

WABASH NATIONAL CORPORATION

By ______________________________
Title ____________________________

* Insert the following interest rates and overdue rates for the PIK Grid Notes issued as follows:
Notes Issued to:

Series D Holders	10.56%	12.56%
Series E Holders	10.61%	12.61%
Series F Holders	10.72%	12.72%
Series G Holders	10.78%	12.78%
Series H Holders	10.80%	12.80%

Wabash National Corporation
Schedule of Make-Whole Amounts Due Under the Senior Secured PIK Grid Note Due March 30, 2004

Date	Make-Whole Amount	Accreted Principal Amount	Applicable Interest Rate	Accreted Interest Payable	Total Accreted Principal and Interest Payable
4/30/02					
5/31/02					
6/30/02					
7/31/02					
8/31/02					
9/30/02					
10/31/02					
11/30/02					
12/31/02					
1/31/03					
2/28/03					
3/31/03					
4/30/03					
5/31/03					
6/30/03					
7/31/03					
8/31/03					
9/30/03					
10/31/03					
11/30/03					
12/31/03					
1/31/04					
2/28/04					
3/31/04					

DESCRIPTION OF CLOSING OPINION OF COUNSEL TO THE COMPANY

The closing opinion of Baker & Daniels, counsel for the Company, which is called for by **§4.4(a)** of the Note Agreements, shall be dated the Closing Date and addressed to the Purchasers, shall be satisfactory in scope and form to the Purchasers and shall be to the effect that:

1. The Company is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware, has the corporate power and the corporate authority to execute and perform the Note Documents to which it is a party and to issue the Notes and has the full corporate power and the corporate authority to conduct the activities in which it is now engaged and is duly licensed or qualified and is in good standing as a foreign corporation in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business transacted by it makes such licensing or qualification necessary.

2. Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and is duly licensed or qualified and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business transacted by it makes such licensing or qualification necessary and all of the issued and outstanding shares of capital stock of each such Subsidiary have been duly issued, are fully paid and non-assessable and are owned by the Company, by one or more Subsidiaries, or by the Company and one or more Subsidiaries.

3. Each Guarantor has the corporate power and the corporate authority to execute and perform the Note Documents to which it is a party.

4. Each Note Document has been duly authorized by all necessary corporate action on the part of the Company and the Guarantors, has been duly executed and delivered by the Company and the Guarantors and constitutes the legal, valid and binding contract of the Company or the Guarantors, as the case may be enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally, and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

5. The Notes have been duly authorized by all necessary corporate action on the part of the Company, have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally, and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

6. No approval, consent or withholding of objection on the part of, or filing, registration or qualification with, any governmental body, Federal, state or local, is necessary in connection with the execution, delivery and performance of the Note Documents or the Notes.

7. The issuance and exchange of the Notes and the execution, delivery and performance by the Company and the Guarantors of the Note Documents do not conflict with or result in any breach of any of the provisions of or constitute a default under or result in the creation or imposition of any Lien upon any of the property of the Company or the Guarantors pursuant to the provisions of the Certificate of Incorporation or By-laws of the Company and the Guarantors or any agreement or other instrument known to such counsel to which the Company or the Guarantors is a party or by which the Company or the Guarantors may be bound.

8. The issuance, exchange and delivery of the Notes under the circumstances contemplated by the Note Agreements does not, under existing law, require the registration of the Notes under the Securities Act of 1933, as amended, or the qualification of an indenture under the Trust Indenture Act of 1939, as amended.

9. There is no litigation pending or, to the best knowledge of such counsel, threatened which in such counsel's opinion could reasonably be expected to have a materially adverse effect on the Company's and the Guarantors' business or assets or which would impair the ability of the Company to issue and exchange the Notes or the ability of the Company and the Guarantors to comply with the provisions of the Note Documents.

The opinion of Baker & Daniels shall cover such other matters relating to the sale of the Notes as the Purchasers may reasonably request. With respect to matters of fact on which such opinion is based, such counsel shall be entitled to rely on appropriate certificates of public officials and officers of the Company and of the Guarantors.

DESCRIPTION OF CLOSING OPINION OF SPECIAL LOCAL COUNSEL TO THE COMPANY

The closing opinion of ___________, special local counsel to the Purchasers, which is called for by **Section 4.4(b)** of the Note Agreements, shall be dated the date of Closing and addressed to the Purchasers, shall be satisfactory in scope and form to the Purchasers and shall be to the effect that:

1. Assuming the Mortgages to which the Company/Guarantor is a party have been duly authorized by proper corporate action on the part of the Company/Guarantor, have been duly executed and delivered by authorized officers of the Company/Guarantor, the Mortgage to which the Company/Guarantor is a party constitute legal, valid and binding contracts and agreements of the Company/Guarantor enforceable in accordance with their respective terms, except as enforcement of such terms may be limited by (i) bankruptcy, insolvency or similar laws effecting the enforcement of creditors' rights generally, (ii) equitable principles of general applicability (regardless of whether such enforceability is considered in a preceding in equity or at law), and (iii) except that certain remedies provided for in the Mortgage may be limited by applicable law, but none of such limitations as to remedies will, however, in their opinion, materially interfere with the practical realization of the security provided by the Mortgage.

2. No approval, consent or withholding of objection on the part of, or filing, registration or qualification with, any **[insert state]** governmental body, state or local, is necessary in connection with the execution, delivery and performance by the Company/Guarantor of the Notes or the Mortgage.

3. Each Mortgage and financing statements or similar notices thereof have been recorded and filed for record in all public offices wherein such filing or recordation is necessary to perfect the lien thereof against creditors of and purchasers from the Company/Guarantor.

4. When each Mortgage has been recorded in the real estate records in the County in which the property is located and when UCC-1 financing statements in a form provided by the applicable state law have been filed with the office of the Secretary of State of **[insert state]** and in the real estate records in the county in which the property is located, such Mortgage (or financing statements with respect thereto) shall have been recorded or filed in all public offices wherein such filing or recordation is necessary to perfect the lien or security interest thereof as against creditors of and purchasers from the Company/Guarantor. Except for the necessity of filing continuation statements with respect to such financing statements prior to five years from the date of filing thereof and prior to each fifth year thereafter, no further filings or recordings are necessary to create or perfect the liens and security interests granted under such documents.

The opinion of ___________ is limited to the laws of the State of **[insert state]** and the Federal laws of the United States.

With respect to matters of fact upon which such opinion is based, ______________ may rely on appropriate certificates of public officials and officers of the Company/Guarantor.

DESCRIPTION OF CLOSING OPINION FOR COUNSEL FOR THE COLLATERAL AGENT

The closing opinion of the counsel of the Collateral Agent called for by **Section 4.4(c)** of the Note Agreements, shall be dated the date of Closing and addressed to the Purchasers, shall be satisfactory in form and substance to the Purchasers and shall be to the effect that:

1. The Collateral Agent is a cooperation banking association validly existing under the laws of the United States and is duly qualified to act as Collateral Agent under the Intercreditor Agreement.

2. The Collateral Agent has the requisite power and authority to execute, deliver and perform its respective obligations under the Intercreditor Agreement and has taken all necessary action to authorize the execution, delivery and performance by it of each of the said agreements or instruments.

3. The Intercreditor Agreement has been duly authorized, executed and delivered by the Collateral Agent and constitutes the legal, valid and binding contract of the Collateral Agent enforceable against the Collateral Agent in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and similar laws affecting creditors' rights generally, and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

4. No authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality by the Collateral Agent or any affiliate thereof is necessary to the valid execution, delivery or performance of the Intercreditor Agreement.

The opinion of the counsel of the Collateral Agent shall cover such other matters relating to the transactions contemplated by the Note Agreements as the Purchasers may reasonably request. With respect to matters of fact on which such opinion is based, such counsel shall be entitled to rely on appropriate certificates of public officials and other officers of the parties involved in the transaction.

FORM OF OFFICER'S CERTIFICATE

FORM OF COMPLIANCE CERTIFICATE

IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS EXHIBIT TO FORM 10-K IS BEING FILED IN PAPER PURSUANT TO A TEMPORARY HARDSHIP EXEMPTION.

WABASH NATIONAL CORPORATION

$50,000,000

11.29% Senior Secured Notes, Series I, due September 29, 2007

AMENDED AND RESTATED NOTE PURCHASE AGREEMENT

Dated as of April 12, 2002

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WABASH NATIONAL CORPORATION
1000 Sagamore Parkway South
Lafayette, Indiana 47905

As of April 12, 2002

The Prudential Insurance Company
of America ("**Prudential**")
Pruco Life Insurance Company ("**Pruco**")
Each Prudential Affiliate (as hereinafter
defined) which becomes bound by certain
provisions of this Agreement as hereinafter
provided (together with Prudential and Pruco, the "**Purchasers**")
c/o Prudential Capital Group
Two Prudential Plaza, Suite 5600
Chicago, Illinois 60601

Ladies and Gentlemen:

The undersigned, Wabash National Corporation, a Delaware corporation (herein called the "**Company**"), hereby agrees with the Purchasers as set forth below. Reference is made to paragraph 10 hereof for definitions of capitalized terms used herein and not otherwise defined herein.

1. AMENDMENT AND RESTATEMENT; GUARANTIES; SECURITY.

1A. AMENDMENT AND RESTATEMENT OF NOTE PURCHASE AGREEMENT AND NOTES. The Purchasers and the Company are parties to that certain Note Purchase Agreement dated as of September 29, 2000 (as amended, the *"Original Note Purchase Agreement"*), pursuant to which the Company authorized the issue and sale of, and the Purchasers purchased from the Company $50,000,000 aggregate principal amount of its 8.04% Senior Notes, Series I, due September 29, 2007 (the *"Original Notes"*).

On the Closing (as defined below) the Company will amend and restate the Original Notes in the form of **Exhibit 1**. Reference in this Agreement to the *"Notes"* shall be a reference to the Original Notes as amended and restated in the form of **Exhibit 1** together with the applicable Yield-Maintenance Notes related thereto described below. On the Closing the Company will issue the Yield-Maintenance Notes in the form of **Exhibit 2** to each Purchaser in accordance with the terms and provisions of paragraph 3G. The Notes shall be substantially in the form set out in **Exhibits 1** and **2**, respectively, with such changes therefrom, if any, as may be approved by each Purchaser and the Company.

The Company and the Purchasers now desire to amend and restate the Original Note Purchase Agreement and the Original Notes to, among other things, (a) amend certain covenants and related definitions, (b) provide for collateral to secure the obligations represented by the Notes and the Note Guaranty and (c) make certain other changes to the Original Note Purchase Agreement.

1B. Guaranty. The payment and performance obligations of the Company under and pursuant to the Original Note Purchase Agreement and the Original Notes are fully and unconditionally guaranteed by each of the Guarantors pursuant to the Note Guaranty dated as of September 29, 2000 (the *"Original Note Guaranty"*). The Purchasers have required as a condition to the execution and delivery of this Agreement that the Guarantors execute and deliver an Amended and Restated Note Guaranty dated the date hereof (the *"Note Guaranty"*) to the Purchasers under and pursuant to which the Guarantors shall fully and unconditionally guaranty the payment and performance obligations of the Company under this Agreement and the Notes.

1C. Security for the Notes and Note Guaranty. The Notes and the obligations of the Guarantors under the Note Guaranty shall be secured, equally and ratably with the other Secured Obligations, by the Collateral Documents.

1D. Intercreditor Agreement. The Collateral described in the Collateral Documents shall be held by Bank One, N.A., as Collateral Agent for the benefit of the Purchasers and the other secured parties pursuant to the Intercreditor Agreement.

2. ISSUANCE AND EXCHANGE.

2A. Issuance and Exchange of Notes. Subject to the terms and conditions of this Agreement, the Company will issue the amended and restated Notes to each Purchaser upon surrender by it of the Original Notes for cancellation by the Company. Each Purchaser's obligations hereunder are several and not joint obligations, and each Purchaser shall have no obligation hereunder and no liability to any person for the performance or nonperformance by any other Purchaser hereunder. The issue and exchange of Notes contemplated hereby shall occur at the offices of Schiff Hardin & Waite, 6600 Sears Tower, Chicago, Illinois 60606, at 10:00 a.m. Chicago time, at a closing (the *"Closing"*) on April 12, 2002 or on such other Business Day thereafter on or prior to April 15, 2002 as may be agreed upon by the Company and each Purchaser.

3. CONDITIONS OF CLOSING. The obligation of any Purchaser to exchange the Original Notes for the Notes to be issued to such Purchaser is subject to the satisfaction, on or before the date of the Closing of the following conditions:

3A. Certain Documents. Such Purchaser shall have received the following, each dated the date of the Closing:

(i) This Agreement;

(ii) The Note(s) to be issued to such Purchaser;

(iii) A favorable opinion of (a) Baker & Daniels, independent counsel to the Company satisfactory to such Purchaser and substantially in the form of Exhibit D-1 attached hereto and as to such other matters as such Purchaser may reasonably request and (b) Baker & Daniels, special local counsel to the Company, satisfactory to such Purchaser and substantially in the form of Exhibit D-2 attached hereto with respect to the Lafayette Property and as to such other matters as such Purchaser may reasonably request. The Company hereby directs each such counsel to deliver such opinion, agrees that the issuance and exchange of any Notes will constitute a reconfirmation of such direction, and understands and agrees that each Purchaser receiving such an opinion will and is hereby authorized to rely on such opinion;

(iv) a Secretary's Certificate signed by the Secretary or an Assistant Secretary and one other officer of the Company certifying, among other things, (A) as to the names, titles and true signatures of the officers of the Company authorized to sign this Agreement, the Notes, the Collateral Documents and the other documents to be delivered in connection with this Agreement, (B) that attached as Exhibit A thereto is a true, accurate and complete copy of the Certificate of Incorporation of the Company, certified by the Secretary of State of Delaware as of a date not more than ten (10) Business Days from the date of Closing, (C) that attached as Exhibit B thereto is a true, accurate and complete copy of the Company's Bylaws which were duly adopted and are presently in effect and have been in effect immediately prior to and at all times since the adoption of the resolutions referred to in clause (D) below, (D) that attached as Exhibit C thereto is a true, accurate and complete copy of the resolutions of the Company's Board of Directors (authorizing the issuance and exchange of the Notes and the execution, delivery and performance of this Agreement) duly adopted by written action or at a meeting of the Company's Board of Directors, and such resolutions have not been rescinded, amended or modified and (E) that attached as Exhibit D thereto is a good standing certificate for the Company from the Secretary of State of Delaware; and

(v) additional documents or certificates with respect to legal matters or corporate or other proceedings related to the transactions contemplated hereby as may be reasonably requested by such Purchaser.

3B. Opinion of Special Counsel to the Collateral Agent. Such Purchaser shall have received from Sidley Austin Brown & Wood LLP, special counsel to the Collateral Agent an opinion substantially in the form set forth in Exhibit D-3.

3C. Representations and Warranties; No Default. The representations and warranties contained in paragraph 8 shall be true on and as of the date of Closing; there shall exist on date of Closing no Event of Default or Default; and the Company shall have delivered to such Purchaser an Officer's Certificate, dated date of Closing, to both such effects.

3D. Exchange Permitted by Applicable Laws. The issuance and exchange of the Notes to be exchanged by such Purchaser on the terms and conditions herein provided shall not violate any applicable law or governmental regulation (including, without limitation, Section 5 of the Securities Act or Regulation T, U, or X of the Board of Governors of the Federal Reserve System) and shall not subject such Purchaser to any tax, penalty, liability or other onerous condition under or pursuant to any applicable law or governmental regulation, and such

Purchaser shall have received such certificates or other evidence as it may request to establish compliance with this condition.

3E. Subsidiary Guaranty. Such Purchaser shall have received a Guaranty in the form of Exhibit E hereto (the **"Note Guaranty"**) duly executed by the Guarantors and the Company.

3F. Collateral Documents; Related Transactions; Amendment Fee. (a) Subject to the terms and provisions of paragraph 5P(b), each of the Collateral Documents shall have been duly executed and delivered in the respective forms thereof and shall be in full force and effect and all of the security interests granted thereunder shall be duly perfected to the satisfaction of the Purchasers' special counsel.

(b) The Credit Agreement and the Intercreditor Agreement shall have been duly executed and delivered by the parties thereto and all of the transactions contemplated thereby shall have been consummated to each Purchaser's satisfaction.

(c) The Company shall have entered into definitive and binding documentation pertaining to, and closed on, the Permitted Receivables Transfer on terms and conditions satisfactory to each Purchaser.

(d) The Company shall have closed on an amendment to the Fleet Lease Transaction on terms and conditions satisfactory to each Purchaser.

(e) The Company shall have paid in cash an amendment fee to each Purchaser in an amount equal to 0.50% of the aggregate principal amount of the Notes held by such Purchaser.

(f) The Company shall have provided each Purchaser written copies of any fee letter entered into among the Company and any Secured Party or the Administrative Agent relating to the transactions contemplated by this Agreement, the Credit Agreement and the Intercreditor Agreement, other than fee letters relating to fees paid to the Administration Agent or the Collateral Agent in their agent capacities.

(g) The Series A Note Purchase Agreements and the Series C-H Note Purchase Agreements shall have been duly executed and delivered by the parties thereto and all of the transactions contemplated thereby shall have been consummated to each Purchaser's satisfaction.

3G. Yield-Maintenance Notes. The Company shall have issued to each Holder a promissory grid note in substantially the form of Exhibit 2 (each a *"Yield-Maintenance Note"* and collectively, the *"Yield-Maintenance Notes"*) which shall evidence the payment by the Company to each such Holder of the applicable Yield-Maintenance Amount upon the prepayment of the Notes in accordance with the terms and provisions of paragraph 4B. Interest on the Yield-Maintenance Notes shall accrue monthly, shall be computed at a rate equal to 11.29% per annum and shall be added to the interest-bearing principal amount of the Yield-Maintenance Notes.

3H. Consent of Other Creditors. Any consents or approvals required to be obtained from any holder of any outstanding debt of the Company or any Guarantor and any amendments of agreements pursuant to which any debt may have been incurred by the Company or any Guarantor, which shall be necessary to permit the consummation of the transactions contemplated hereby or by the Restructuring Transaction shall have been obtained and all such consents, approvals or amendments shall be satisfactory in form and substance to each Purchaser and the Purchasers' special counsel.

3I. Payment of Accrued Interest on all Notes. The Company shall have paid to the Holders all unpaid and accrued interest to the date of Closing on the Notes.

4. PREPAYMENTS. The Notes shall be subject to required prepayment as and to the extent provided in paragraphs 4A and 4B, respectively. The Notes shall also be subject to prepayment under the circumstances set forth in paragraph 4C. Any prepayment made by the Company pursuant to any other provision of this paragraph 4 shall not reduce or otherwise affect its obligation to make any required prepayment as specified in paragraph 4A or 4B.

4A.Required Prepayments Without Yield-Maintenance Amount. Until the Notes shall be paid in full, the Company shall apply to the prepayment of the Notes, without Yield-Maintenance Amount, the sum of $25,000,000 on September 29, 2005 and such principal amount of the Notes, together with interest thereon to the payment date, shall become due on such payment date. The remaining unpaid principal amount of the Notes, together with any accrued and unpaid interest, shall become due on the maturity date of the Notes.

4B.Required Prepayments With Yield-Maintenance Amount.

(a) On the last day of each month commencing with April 30, 2002 through and including December 31, 2002, the Company will prepay the Notes in an aggregate principal amount equal to the product of the Series I Note Principal Allocation times $1,166,667, together with the Make-Whole Amount payable with respect thereto; *provided* that no portion of such prepayment shall be applied to any Yield-Maintenance Note.

(b) On the last day of each month commencing with January 31, 2003 through December 31, 2003, the Company will prepay the Notes in an aggregate principal amount equal to the product of the Series I Note Principal Allocation times $4,958,333, together with the Make-Whole Amount payable with respect thereto; *provided* that no portion of such prepayment shall be applied to any Yield-Maintenance Note.

(c) Within three Business Days after the each of each fiscal quarter of the Company (commencing with the fiscal quarter ending on June 30, 2002), the Company will prepay the Notes in an aggregate principal amount equal to the product of the Series I Note Principal Allocation times the Excess Cash Flow if positive, for such quarter, together with the Make-Whole Amount payable with respect thereto; *provided* that no portion of such prepayment shall be applied to any Yield-Maintenance Note.

(d) All prepayments made under and pursuant to this paragraph 4B shall be applied in accordance with the terms and provisions of paragraph 4E. All amounts of Yield-Maintenance Amount due and payable with respect to such prepayments shall be added to the outstanding principal amount of the Yield-Maintenance Notes and an appropriate entry on the grid attached thereto shall be made by each holder of such Yield-Maintenance Notes.

4C. Optional Prepayment With Yield-Maintenance Amount. The Notes (other than the Yield-Maintenance Notes unless all other Notes are paid in full at such time) shall be subject to prepayment, in whole at any time or from time to time in part, at the option of the Company, at 100% of the principal amount so prepaid plus interest thereon to the prepayment date and the Yield-Maintenance Amount, if any, with respect to each such Note. Any partial prepayment of Notes pursuant to this paragraph 4C shall be applied in satisfaction of required payments of principal in inverse order of their scheduled due dates.

4D. Notice of Optional Prepayment. The Company shall give the holder of each Note to be prepaid pursuant to paragraph 4C irrevocable written notice of such prepayment not less than ten (10) Business Days prior to the prepayment date, specifying such prepayment date, the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of the Notes held by such holder to be prepaid on that date and that such prepayment is to be made pursuant to paragraph 4C. Notice of prepayment having been given as aforesaid, the principal amount of the Notes specified in such notice, together with interest thereon to the prepayment date and together with the Yield-Maintenance Amount, if any, herein provided, shall become due and payable on such prepayment date. The Company shall, on or before the day on which it gives written notice of any prepayment pursuant to paragraph 4C, give telephonic notice of the principal amount of the Notes to be prepaid and the prepayment date to each Holder which shall have designated a recipient for such notices in the Purchaser Schedule attached hereto or by notice in writing to the Company.

4E. Application of Prepayments. In the case of each prepayment of less than the entire unpaid principal amount of all outstanding Notes pursuant to paragraphs 4A, 4B or 4C, the amount to be prepaid shall be applied pro rata to all outstanding Notes (not counting the Yield-Maintenance Notes) according to the respective unpaid principal amounts thereof; *provided* that all such partial prepayments shall be applied against the principal amount of the Notes scheduled to become due in the inverse order of maturity thereof.

4F. No Acquisition of Notes. The Company shall not, and shall not permit any of its Subsidiaries or Affiliates to, prepay or otherwise retire in whole or in part prior to their stated final maturity (other than by prepayment pursuant to paragraphs 4A, 4B or 4C, or upon acceleration of such final maturity pursuant to paragraph 7A), or purchase or otherwise acquire, directly or indirectly, Notes held by any holder. Any Notes so prepaid or otherwise retired or purchased or otherwise acquired by the Company or any of its Subsidiaries or Affiliates shall not be deemed to be outstanding for any purpose under this Agreement.

5. AFFIRMATIVE COVENANTS. From and after the date of Closing and so long thereafter as any Note is outstanding and unpaid, the Company covenants as follows:

5A.Financial Statements; Notice of Defaults. The Company covenants that it will deliver to each Holder in triplicate:

5A(a) ***Financial Reporting.***

(i) *Monthly Reports.* As soon as practicable and in any event within thirty (30) days after the end of each monthly accounting period of the Company (other than those monthly periods which are the last month in a fiscal quarter or fiscal year which reports for such periods shall be delivered within the time period specified in paragraphs 5A(a)(ii) and 5A(a)(iii), respectively), the consolidated balance sheet of the Company and its Subsidiaries as of the end of such period, and the related consolidated statements of income and cash flows for the period commencing at the end of the previous fiscal year and ending with the end of such period setting forth in each case in comparative form the corresponding figures for the corresponding date or period of the preceding fiscal year, all in reasonable detail and duly certified (subject to year-end audit adjustments) by the chief financial officer or treasurer of the Company as having been prepared in accordance with GAAP, together with a certificate of the chief financial officer or treasurer of the Company on behalf of the Company stating that no Default or Event of Default has occurred and is continuing or, if a Default or Event of Default has occurred and is continuing, a statement setting forth the details thereof and the action which the Company has taken and proposes to take with respect thereto;

(ii) *Quarterly Reports.* As soon as practicable, and in any event within forty-five (45) days (or such shorter period of time as is required by the Commission for delivery of quarterly financial statements) after the end of each of the first three fiscal quarters in each fiscal year, the consolidated and consolidating balance sheet of the Company and its Subsidiaries as at the end of such period and the related consolidated and consolidating statements of income and cash flows of the Company and its Subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, certified by the chief financial officer or treasurer of the Company on behalf of the Company as fairly presenting in all material respects the consolidated and consolidating financial position of the Company and its Subsidiaries as at the dates indicated and the results of their operations and cash flow for the periods indicated in accordance with GAAP, subject to normal year end adjustments. Delivery within the time period specified above of copies of the Company's Quarterly Report on Form 10-Q prepared in compliance with the requirements therefor and filed with the Commission shall be deemed to satisfy the requirements of this paragraph 5A(a)(ii);

(iii) *Annual Reports.* As soon as practicable, and in any event within ninety (90) days (or such shorter period of time as is required by the Commission for delivery of annual financial statements) after the end of each fiscal year (including the fiscal year ended on or about December 31, 2001), (a) the consolidated and consolidating balance sheet of the Company and its Subsidiaries as at the end of such fiscal year and the related consolidated and consolidating statements of income, stockholders' equity and cash flows of the Company and its Subsidiaries for such fiscal year and, in comparative form the corresponding figures for the previous fiscal year and (b) an audit report on the items (other than the consolidating financial statements) listed in clause (a) hereof of independent certified public accountants of recognized national standing, which audit report shall be unqualified and shall state that such financial statements fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as at the dates indicated and the results of their operations and cash flows for the periods indicated in conformity with GAAP and that the examination by such accountants in connection with such consolidated financial statements has been made in accordance with generally accepted auditing standards. Delivery within the time period specified above of the Company's Annual Report on Form 10-K for such fiscal year (together with the Company's annual report to shareholders, if any, prepared pursuant to Rule 14a-3 under the Securities Exchange Act of 1934) prepared in accordance with the requirements therefor and filed with the Commission shall be deemed to satisfy the foregoing requirements of this paragraph 5A(a)(iii), *provided* that the auditors' report contained therein satisfies the requirements specified in clause (b) above. The deliveries made pursuant to this clause (iii) shall be accompanied by a certificate of such accountants that, in the course of their examination necessary for their certification of the foregoing, they have obtained no knowledge of any Default or Event of Default, or if, in the opinion of such accountants, any Default or Event of Default shall exist, stating the nature and status thereof;

(iv) *Officer's Certificate.* Together with each delivery of any financial statement pursuant to clauses (i), (ii) and (iii) of this paragraph 5A(a), (a) an Officer's Certificate of the Company, substantially in the form of Exhibit 5A-1 attached hereto and made a part hereof, stating that no Default or Event of Default exists, or if any Default or Event of Default exists, stating the nature and status thereof and (b) a Compliance Certificate, substantially in the form of Exhibit 5A-2 attached hereto and made a part hereof, signed by the Company's chief financial officer or treasurer, setting forth (1) calculations which demonstrate compliance with the provisions of paragraph 6 and (2) in the case of a Compliance Certificate accompanying the financial statements delivered pursuant to paragraph 5A(a)(ii), a detailed description and calculation of the Excess Cash Flow for the applicable fiscal quarter then-ended;

(v) *Valuations and Appraisals.* By no later than such date as the Collateral Agent may specify, such valuations, appraisals and certificates (all costs and expenses with respect to which shall be for the account of the Company) as the Collateral Agent may require with respect to the value of the Collateral, the financial condition and insurance coverage of the Company and its Subsidiaries and the material Contingent Obligations of the Company and its Subsidiaries in compliance with the terms of paragraph 5P(b); and

(vi) *Other Information.* Promptly, such other information respecting the business, properties, operations, prospects or financial condition of the Company or any of its Subsidiaries, or the Collateral, including, without limitation, schedules identifying and describing the Collateral and any dispositions thereof, as any Holder may from time to time reasonably request.

5A(b) ***Notice of Default.*** Promptly upon any of the chief executive officer, chief operating officer, chief financial officer, treasurer or controller of the Company obtaining knowledge (i) of any condition or event which constitutes a Default or Event of Default, or becoming aware that any Holder has given any written notice with respect to a claimed Default or Event of Default under this Agreement, or (ii) that any Person has given any written notice to the Company or any Subsidiary of the Company or taken any other action with respect to a claimed default or event or condition of the type referred to in paragraph 7A(e), deliver to the Holders an Officer's Certificate specifying (a) the nature and period of existence of any such claimed default, Default, Event of Default, condition or event, (b) the notice given or action taken by such Person in connection therewith, and (c) what action the Company has taken, is taking and proposes to take with respect thereto.

5A(c) ***Lawsuits.*** (i) Promptly upon the Company obtaining knowledge of the institution of, or written threat of, any action, suit, proceeding, governmental investigation or arbitration against or affecting the Company or any of its Subsidiaries or any property of the Company or any of its Subsidiaries not previously disclosed pursuant to paragraph 8C, which action, suit, proceeding, governmental investigation or arbitration exposes, or in the case of multiple actions, suits, proceedings, governmental investigations or arbitrations arising out of the same general allegations or circumstances which expose, in the Company's reasonable judgment, the Company or any of its Subsidiaries to liability in an amount aggregating $1,000,000 or more (exclusive of claims covered by insurance policies of the Company or any of its Subsidiaries unless the insurers of such claims have disclaimed coverage or reserved the right to disclaim coverage on such claims and exclusive of claims covered by the indemnity of a financially responsible indemnitor in favor of the Company or any of its Subsidiaries (unless the indemnitor has disclaimed or reserved the right to disclaim coverage thereof)), give written notice thereof to the Holders and provide such other information as may be reasonably available to enable each Holder and its counsel to evaluate such matters; and (ii) in addition to the requirements set forth in clause (i) of this paragraph 5A(c), upon the request of the Required Holder(s), promptly give written notice of the status of any action, suit, proceeding, governmental investigation or arbitration covered by a report delivered pursuant to clause (i) above and provide such other information as may be reasonably available to it that would not result in loss of any attorney-client privilege by disclosure to the Holders to enable each Holder and its counsel to evaluate such matters.

5A(d) ***Material Developments.*** Promptly (i) and in any event within three (3) calendar days after the Company obtaining knowledge of the occurrence of any development in the business or affairs of the Company or any of its Subsidiaries which has resulted in or, which is likely in the reasonable judgment of the Company to result in, a Material Adverse Effect, or affects the value of, or the Collateral Agent's interest in, the Collateral, taken as a whole, in any material respect, deliver to the Holders a statement of the chief financial officer or treasurer of the Company setting forth details of each such development and the action which the Company or such Subsidiary, as the case may be, has taken and proposes to take with respect thereto.

5A(e) ***ERISA Notices.*** Deliver or cause to be delivered to the Holders, at the Company's expense, the following information and notices as soon as reasonably possible, and in any event:

(i) (x) within ten (10) Business Days after the Company obtains knowledge that a Termination Event has occurred, a written statement of the chief financial officer of the Company describing such Termination Event and the action, if any, which the Company has taken, is taking or proposes to take with respect thereto, and when known, any action taken or threatened by the IRS, DOL or PBGC with respect thereto and (y) within ten (10) Business Days after any member of the Controlled Group obtains knowledge that a Termination Event has occurred which could reasonably be expected to subject the Company to liability in excess of $1,000,000, a written statement of the chief financial officer of the Company describing such Termination Event and the action, if any, which the member of the Controlled Group has taken, is taking or proposes to take with respect thereto, and when known, any action taken or threatened by the IRS, DOL or PBGC with respect thereto;

(ii) within ten (10) Business Days after the Company or any of its Subsidiaries obtains knowledge that a non-exempt prohibited transaction (as defined in ERISA and the Code) has occurred, a statement of the chief financial officer of the Company describing such transaction and the action which the Company or such Subsidiary has taken, is taking or proposes to take with respect thereto;

(iii) within ten (10) Business Days after the Company or any of its Subsidiaries receives notice of any unfavorable determination letter from the IRS regarding the qualification of a Plan under Section 401(a) of the Code, copies of each such letter;

(iv) within ten (10) Business Days after the filing thereof with the IRS, a copy of each funding waiver request filed with respect to any Benefit Plan and all communications received by the Company or a member of the Controlled Group with respect to such request;

(v) within ten (10) Business Days after receipt by the Company or any member of the Controlled Group of the PBGC's intention to terminate a Benefit Plan or to have a trustee appointed to administer a Benefit Plan, copies of each such notice;

(vi) within ten (10) Business Days after receipt by the Company or any member of the Controlled Group of a notice from a Multiemployer Plan regarding the imposition of withdrawal liability, copies of each such notice;

(vii) within ten (10) Business Days after the Company or any member of the Controlled Group fails to make a required installment or any other required payment under Section 412 of the Internal Revenue Code on or before the due date for such installment or payment, a notification of such failure; and

(viii) within ten (10) Business Days after the Company or any member of the Controlled Group knows or has reason to know that (a) a Multiemployer Plan has been terminated, (b) the administrator or plan sponsor of a Multiemployer Plan intends to terminate a Multiemployer Plan, or (c) the PBGC has instituted or will institute proceedings under Section 4042 of ERISA to terminate a Multiemployer Plan.

For purposes of this paragraph 5A(e), the Company, any of its Subsidiaries and any member of the Controlled Group shall be deemed to know all facts known by the Administrator of any Plan of which the Company or any member of the Controlled Group or such Subsidiary is the plan sponsor.

5A(f) ***Other Reports.*** Deliver or cause to be delivered to the Holders copies of all financial statements, reports and notices, if any, sent or made available generally by the Company to owners of ownership, membership or other equity interests in the Company or filed with the Commission by the Company, all press releases made available generally by the Company or any of the Company's Subsidiaries to the public concerning material developments in the business of the Company or any such Subsidiary and all notifications received from the Commission by the Company or its Subsidiaries pursuant to the Securities Exchange Act and the rules promulgated thereunder.

5A(g) ***Environmental Notices.*** As soon as possible and in any event within ten (10) days after receipt by the Company or any of its Subsidiaries, a copy of (i) any notice or claim to the effect that the Company or any of its Subsidiaries is or may be liable to any Person as a result of the Release by the Company, any of its Subsidiaries, or any other Person of any Contaminant into the environment, and (ii) any notice alleging any violation of any Environmental, Health or Safety Requirements of Law by the Company or any of its Subsidiaries if, in either case, such notice or claim relates to an event which could reasonably be expected to subject the Company or any of its Subsidiaries to liability in excess of $5,000,000.

5A(h) ***Other Information.*** Promptly upon receiving a request therefor from any Holder, prepare and deliver to the Holders such other information with respect to the business, Property, prospects, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries as from time to time may be reasonably requested by any Holder.

5B. Information Required by Rule 144A. The Company covenants that it will, upon the request of the holder of any Note, provide such holder, and any qualified institutional buyer designated by such holder, such financial and other information as such holder may reasonably determine to be necessary in order to permit compliance with the information requirements of Rule 144A under the Securities Act in connection with the resale of Notes, except at such times as the Company is subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the Exchange Act. For the purpose of this paragraph 5B, the term "**qualified institutional buyer**" shall have the meaning specified in Rule 144A under the Securities Act.

5C. Inspection of Property. The Company covenants that it will permit any Person designated by any Holder in writing, at such Holder's expense (if no Default or Event of Default exists), to visit and inspect any of the properties of the Company and its Subsidiaries, to examine the corporate books and financial records of the Company and its Subsidiaries and make copies thereof or extracts therefrom and to discuss the affairs, finances and accounts of any of such corporations with the principal officers of the Company and its independent public accountants, all at such reasonable times and as often as such Holder may reasonably request. If an Event of Default or Default then exists, any visit and/or inspection pursuant to this paragraph 5C shall be at the expense of the Company.

5D.Existence, Etc. Except with respect to the inactive Subsidiaries identified on Schedule 5D hereto, the Company shall, and shall cause each of its Subsidiaries to, at all times maintain its existence and preserve and keep, or cause to be preserved and kept, in full force and effect its rights and franchises material to its businesses, and except that any Subsidiary of the Company may merge with or liquidate into the Company or any other Subsidiary of the Company, *provided* that the surviving entity expressly assumes any liabilities, if any, of either of such Subsidiaries with respect to the Obligations pursuant to an assumption agreement reasonably satisfactory to the Required Holder(s) and *provided further* that the consolidated net worth of the surviving corporation is not less than the consolidated net worth of the Subsidiary with any liability with respect to the Obligations immediately prior to such merger. The Holders acknowledge that the Company intends to, and the Company hereby agrees to, legally dissolve by no later than sixty (60) days after the Closing the inactive Subsidiaries identified on Schedule 5D hereto, and the Holders expressly consent to such dissolution.

5E.Powers. The Company shall, and shall cause each of its Subsidiaries to, qualify and remain qualified to do business in each jurisdiction in which the nature of its business requires it to be so qualified and where the failure to be so qualified will have or is reasonably likely to have a Material Adverse Effect.

5F. Compliance with Laws, Etc. The Company shall, and shall cause its Subsidiaries to, (a) comply with all Requirements of Law and all restrictive covenants affecting such Person or the business, properties, assets or operations of such Person, and (b) obtain as needed all permits, licenses and franchises necessary for its operations and maintain such permits in good standing unless failure to comply or obtain could not reasonably be anticipated to have a Material Adverse Effect.

5G. Payment of Taxes and Claims. The Company shall pay, and cause each of its Subsidiaries to pay, (a) all taxes, assessments and other governmental charges imposed upon it or on any of its properties or assets or in respect of any of its franchises, business, income or property before any penalty or interest accrues thereon, and (b) all claims (including, without limitation, claims for labor, services, materials and supplies) for sums which have become due and payable and which by law have or may become a Lien (other than a Lien permitted by paragraph 6B(c) upon any of the Company's or such Subsidiary's property or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; *provided, however*, that no such taxes, assessments and governmental charges referred to in clause (a) above or claims referred to in clause (b) above (and interest, penalties or fines relating thereto) need be paid if being contested in good faith by appropriate proceedings diligently instituted and conducted and if such reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor; and *provided further* that no Default or Event of Default shall arise or occur with respect to this paragraph 5G unless unpaid taxes, assessments, governmental charges and claims (other than those being contested pursuant to the preceding proviso) exceed $1,000,000 in the aggregate.

5H. Inspection of Property; Books and Records; Discussions. In addition to the provisions set forth in paragraph 5C, the Company shall permit, and cause each of the Company's Subsidiaries to permit, (a) any authorized representative(s) designated by any Holder to visit and inspect any of the properties of the Company or any of its Subsidiaries, to examine, audit, check and make copies of their respective financial and accounting records, books, journals, orders, receipts and any correspondence and other data relating to their respective businesses or the transactions contemplated hereby (including, without limitation, in connection with environmental compliance, hazard or liability), and to discuss their affairs, finances and accounts with their directors, officers, employees and independent certified public accountants, and (b) permit the Collateral Agent or any of its agents or representatives to conduct a comprehensive field audit of its books, records, properties and assets, including without limitation, the Collateral, all upon reasonable notice, at such reasonable times during normal business hours, as often as may be reasonably requested and at the cost and expense of the Company; *provided, however*, so long as no Event of Default has occurred and is continuing, the Collateral Agent shall conduct no more than one (1) such comprehensive field audit during any twelve (12) month period and the reimbursable cost associated therewith shall not exceed $15,000. The Company shall keep and maintain, and cause each of the Company's Subsidiaries to keep and maintain, in all material respects, proper books of record and account in which entries in conformity with GAAP shall be made of all dealings and transactions in relation to their respective businesses and activities. If a Default has occurred and is continuing, the Company, upon the request of the Required Holder(s), shall turn over any such records to the Holders or their representatives.

5I. ERISA Compliance. The Company shall, and shall cause each of the Company's Domestic Subsidiaries and ERISA Affiliates to, establish, maintain and operate all Plans to comply in all material respects with the provisions of ERISA, the Code, all other applicable laws, and the regulations and interpretations thereunder and the respective requirements of the governing documents for such Plans.

5J. Maintenance of Properties; Insurance. The Company shall maintain, preserve and protect all Property that is material to the conduct of the business of the Company or any of its Subsidiaries and keep such Property in good repair, working order and condition and from time to time make, or cause to be made all needful and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith may be properly conducted at all times in accordance with customary and prudent business practices for similar businesses; and maintain in full force and effect insurance with responsible and reputable insurance companies or associations in such amounts, on such terms and covering such risks, including fire and other risks insured against by extended coverage, as is usually carried by companies engaged in similar businesses and owning similar properties similarly situated and maintain in full force and effect public liability insurance, insurance against claims for personal injury or death or property damage occurring in connection with any of its activities or any properties owned, occupied or controlled by it, in such amounts as it shall reasonably deem necessary, and maintain such other insurance as may be required by law. The Company shall deliver to the Collateral Agent, by no later than thirty (30) days after the Closing, endorsements (y) to all "All Risk" physical damage insurance policies on all of the Company's and its Subsidiaries' tangible personal property and assets and business interruption insurance policies naming the Collateral Agent as loss payee, and (z) to all general liability and other liability policies naming the Collateral Agent and each Holder as an additional insured. In the event the Company or any of its Subsidiaries, at any time or times hereafter shall fail to obtain or maintain any of the policies of insurance required herein or to pay any premium in whole or in part relating thereto, then the Collateral Agent, without waiving or releasing any obligations or resulting Default hereunder, may at any time or times thereafter (but shall be under no obligation to do so) obtain and maintain such policies of insurance and pay such premiums and take any other action with respect thereto which the Collateral Agent deems advisable.

5K. Environmental Compliance. The Company and its Subsidiaries shall comply with all Environmental, Health or Safety Requirements of Law, except where noncompliance will not have or is not reasonably likely to subject the Company and its Subsidiaries to liability, individually or in the aggregate, in excess of $5,000,000 (excluding amounts covered by indemnity claims that are not in dispute).

5L. Foreign Employee Benefit Compliance. The Company shall, and shall cause each of its Subsidiaries and ERISA Affiliates to, establish, maintain and operate all Foreign Employee Benefit Plans to comply in all material respects with all laws, regulations and rules applicable thereto and the respective requirements of the governing documents for such Plans, except for failures to comply which, in the aggregate, would not result in liability in excess of $1,000,000.

5M. Maintenance of Rights. The Company shall obtain and maintain, and shall cause each of its Subsidiaries to obtain and maintain, in full force and effect all licenses, franchises, permits other similar rights necessary for the operation of its business, except where the failure to obtain or maintain such rights does not have and could not reasonably be expected to have a Material Adverse Effect.

5N. Conduct of Business. Subject to paragraphs 5D and 6B(h), the Company will continue, and will cause each Subsidiary to continue, to engage primarily in the material lines of business which the Company and its Subsidiaries operate, respectively, as of the Closing.

5O. Subsidiary Documentation. As soon as practicable and in any event within thirty (30) days after any Person becomes a Domestic Subsidiary of the Company, the Company shall cause each such Person to execute and deliver a Note Guaranty to the Holders and Collateral Documents to the Collateral Agent and to deliver or cause to be delivered to the Holders (in the case of a Note Guaranty) and the Collateral Agent (in the case of any Collateral Documents) all related documentation with respect to the execution and delivery of such Note Guaranty and Collateral Documents by such Person that the Holders or Collateral Agent may reasonably request, including, without limitation, certified resolutions, incumbency certificates, organizational documents and legal opinions.

5P. Collateral Documents; Post-Closing Real Estate Covenants. (a) The Company shall execute or cause to be executed:

(1) on or prior to the Closing, (i) the Security Agreement, (ii) one or more Pledge Agreements with respect to all of the Capital Stock owned by the Company and its Domestic Subsidiaries of each of the Domestic Subsidiaries in existence on the Closing, (iii) a Mortgage from the title owner of the Lafayette Property with respect to the Lafayette Property

and (iv) such vehicle title applications (other than with respect to vehicles subject to the Fleet Lease Transaction and the National City Lease Transaction) as the Collateral Agent may request, accompanied by the relevant vehicle titles and fees to be filed with the applicable Governmental Authorities to reflect the Collateral Agent as lienholder;

(2) (i) within five (5) Business Days after any Subsidiary becoming a Domestic Subsidiary, a Pledge Agreement (or supplement thereto) with respect to all of the Capital Stock of such Subsidiary owned by the Company and its Domestic Subsidiaries and (ii) within thirty (30) days after any Subsidiary becoming a First Tier Foreign Subsidiary, a pledge agreement (or supplement thereto) or share mortgage in favor of the Collateral Agent for the benefit of the Secured Parties with respect to the lesser of (x) 100% (or, in respect of any First Tier Foreign Subsidiary, 65% so long as a 100% pledge would cause such First Tier Foreign Subsidiary's accumulated and undistributed earnings and profits to be deemed to be repatriated to the Company or a Domestic Subsidiary for U.S. federal income tax purposes) of all the outstanding Capital Stock of each First Tier Foreign Subsidiary and (y) all of the outstanding Capital Stock of each First Tier Foreign Subsidiary currently or hereafter owned by the Company and its Domestic Subsidiaries; and provided that no such pledge of the Capital Stock of a First Tier Foreign Subsidiary shall be required hereunder to the extent such pledge is prohibited by applicable law or the Collateral Agent and its counsel reasonably determine that such pledge would not provide material Collateral for the benefit of the Secured Parties pursuant to legally binding, valid and enforceable Pledge Agreements;

(3) within five (5) Business Days after any Subsidiary becoming a Guarantor, a supplement to the Security Agreement (in the form attached thereto), and the other documents required by the Collateral Agent in connection therewith;

(4) within thirty (30) days after the Company or any Domestic Subsidiary acquires any fee interest in real property, a Mortgage executed by such acquiring Person, accompanied by such title reports, title insurance, surveys, appraisals and environmental reports (collectively, "*Real Estate Instruments*") as are requested by the Collateral Agent (*provided* that the foregoing shall not apply to any real property that is (x) or is expected to be the subject of the SunTrust Sale Leaseback or (y) identified on Schedule 6B(b) hereto);

(5) within ten (10) days after any Loan Party acquires an ownership interest in any vehicle and other item of rolling stock subject to a certificate of title law, to the extent so required by the Collateral Agent, an appropriate vehicle title application (other than with respect to vehicles subject to the Fleet Lease Transaction and the National City Lease Transaction) accompanied by the relevant vehicle title and fee to be filed with the applicable Governmental Authority to reflect the Collateral Agent as lienholder with respect to such vehicle or other item of rolling stock;

and the Company shall deliver to the Collateral Agent all such Pledge Agreements, Note Guarantees and other Collateral Documents, together with appropriate corporate resolutions and other documentation (including opinions, UCC financing statements, real estate title insurance policies, environmental reports, the stock certificates representing the Capital Stock subject to such pledge, stock powers with respect thereto executed in blank, and such other documents as shall be reasonably requested to perfect the Lien of such pledge) in each case in form and substance reasonably satisfactory to the Collateral Agent; provided that, with respect to the pledge of Capital Stock in First Tier Foreign Subsidiaries in existence on the date hereof and vehicles and real estate owned by the Company or any of its Domestic Subsidiaries on the date hereof, such relevant Pledge Agreements, vehicle title applications and Real Estate Instruments are required to be delivered hereunder at the times and in the manner required in writing by the Holders.

(b) In addition to the terms and provisions of paragraph 5P(a), the Company shall, and shall cause its Subsidiaries to, within the time periods set forth below (to the extent such actions have not occurred on or prior to the Closing), cause the following to occur:

(1) with respect to the Layfayette Property: (a) within seven (7) days of the Closing, deliver an executed Mortgage and record and/or file such Mortgage with the local recorder of deeds/registrar of titles; (b) within seven (7) days of the Closing, deliver a Lender's 1970 ALTA form of title insurance policy (or executed Pro-Forma thereof) in favor of the Collateral Agent in the amount of the net book value of the Lafayette Property; (c) within sixty (60) days of the Closing, deliver a Phase I Environmental Assessment addressed to and in form and substance reasonably satisfactory to the Holders, and prepared by an environmental engineering firm reasonably acceptable to the Holders; (d) within seven (7) days of the Closing, deliver a legal opinion in the form as set forth in Exhibit D-2 hereto from Baker & Daniels regarding such Mortgage; (e) within seventy-five (75) days of the Closing, deliver an ALTA plat of survey prepared by a surveyor licensed in the State of Indiana with respect to the Layfayette Property; and (f) within sixty (60) days of delivery of the survey, cause any necessary adjustments or modifications to the Mortgage or the title insurance policy as may be reasonably required to reflect the survey and the facts set forth therein on the title insurance policy and the Mortgage;

(2) with respect to each Material Real Estate Property: (a) within fifteen (15) days of the Closing, deliver an executed Mortgage and record and/or file such Mortgage with the local recorder of deeds/registrar of titles; (b) within thirty (30) days of the Closing, deliver a Lender's 1970 ALTA form of title insurance policy (or executed Pro-Forma thereof) in favor of the Collateral Agent in the amount of the net book value of the such property; (c) within sixty-five (65) days of the Closing, deliver a Phase I Environmental Assessment addressed to and in form and substance reasonably satisfactory to the Holders, and prepared by an environmental engineering firm reasonably acceptable to the Holders; (d) within thirty (30) days of the Closing, deliver a legal opinion in the form as set forth in Exhibit D-2 hereto from special local counsel reasonably satisfactory to the Holders regarding such Mortgage; (e) within seventy-five (75) days of the Closing, deliver an ALTA plat of survey prepared by a surveyor licensed in the state where such property is located with respect to such property; and (f) within sixty (60) days of delivery of the survey, cause any necessary adjustments or modifications to the Mortgage or the title insurance policy as may be reasonably required to reflect the survey and the facts set forth therein on the title insurance policy and the Mortgage;

(3) with respect to each Significant Real Estate Property: (a) within forty-five (45) days of the Closing, deliver an executed Mortgage and record and/or file such Mortgage with the local recorder of deeds/registrar of titles; and (b) within forty-five (45) days of the

Closing, deliver a Lender's 1970 ALTA form of title insurance policy (or executed Pro-Forma thereof) in favor of the Collateral Agent in the amount of the net book value of the such property;

(4) with respect to all other real property owned by the Company or its Domestic Subsidiaries: (a) within sixty (60) days of the Closing, deliver an executed Mortgage and record and/or file such Mortgage with the local recorder of deeds/registrar of titles; and

(5) with respect to all properties which are anticipated to be included in the SunTrust Sale Leaseback, the Company agrees that if such SunTrust Sale Leaseback is not consummated on or prior to December 31, 2002, or if any property which was anticipated to be included in such SunTrust Sale Leaseback and is not so included, the Company shall comply or cause its Domestic Subsidiaries to comply with the terms and provisions of this paragraph 5P(b) with respect to each such property on or prior to December 31, 2002 in the case of all such properties if the SunTrust Sale Leaseback is not consummated and within forty-five (45) days from the date any property is no longer anticipated to be included in the SunTrust Sale Leaseback.

5Q. Restructuring Consultant. The Company shall engage and retain, until such time as the Required Secured Parties so require, a restructuring consulting firm acceptable to the Required Secured Parties and the Company shall cause such restructuring consulting firm to deliver such financial reports, statements and analysis to any Holder as such Holder may reasonably request from time to time. Each Holder hereby acknowledges that the Company has engaged and retained PricewaterhouseCoopers as its restructuring consultant and agrees that PricewaterhouseCoopers is acceptable to such Holder.

5R.Chief Restructuring Officer. In the event the Company has not appointed a full-time permanent chief executive officer by September 30, 2002, the Company shall appoint and retain, until a full-time permanent chief executive officer of the Company is appointed, a chief restructuring officer with such qualifications and experience as are acceptable to the Required Secured Parties, which officer shall report directly to the Company's board of directors. The Company shall vest such officer with control over the operations of the Company and its Subsidiaries. Furthermore, until a full-time permanent chief executive officer of the Company is appointed, the Company hereby agrees to furnish to the Holders, promptly and in any event within (a) three (3) calendar days after the Company obtaining knowledge thereof, a statement of the chief financial officer or treasurer of the Company setting forth details of any and all material developments in the Company's search for a full-time permanent chief executive officer and (b) fifteen (15) days after the end of each calendar month, a statement of the chief financial officer or treasurer of the Company setting forth details of any and all steps the Company proposes to take with respect to selecting a full-time permanent chief executive officer.

5S. Approved Refinancing Indebtedness. The Company shall incur an Approved Refinancing Indebtedness on or prior to March 30, 2004 in an aggregate principal amount equal to or in excess of the amount of Indebtedness of the Company which matures on March 30, 2004.

6. NEGATIVE COVENANTS.

6A. Fiscal Year 2004 Covenants. The Company covenants that from and after December 31, 2003 and continuing so long as any of the Notes are outstanding:

6A(a) ***Consolidated Tangible Net Worth***. The Company will at all times keep and maintain Consolidated Tangible Net Worth at an amount not less than the sum of (i) $110,000,000 *plus* (ii) 75% of Consolidated Net Income computed on a cumulative basis for each of the elapsed fiscal quarters ending after December 31, 2003; *provided* that notwithstanding that Consolidated Net Income for any such elapsed fiscal quarter may be a deficit figure, no reduction as a result thereof shall be made on the sum to be maintained pursuant hereto.

6A(b) ***Funded Debt***. The Company shall not at any time permit the aggregate amount of all Consolidated Funded Debt to exceed an amount equal to 50% of Consolidated Total Capitalization determined at such time.

6A(c) ***Priority Debt***. The Company shall not at any time permit the aggregate amount of all Consolidated Priority Debt outstanding at any time to exceed an amount equal to 20% of Consolidated Tangible Net Worth.

6A(d) ***Minimum Interest Coverage Ratio***. The Company shall not permit the Interest Coverage Ratio as of the last day of each fiscal quarter of the Company (commencing with the fiscal quarter ending on or about March 30, 2004), for the period of four consecutive fiscal quarters then ending, to be less than 4.00 to 1.

6A(e) ***Maximum Leverage Ratio***. The Company shall not permit the ratio of (i) Consolidated Funded Debt to (ii) Consolidated EBITDA as of the last day of each fiscal quarter of the Company (commencing with the fiscal quarter ending on or about March 30, 2004), for the period of four consecutive fiscal quarters then ending, to be greater than 2.85 to 1.

6B. Negative Covenants. The Company covenants that from and after the Closing and continuing so long as any of the Notes are outstanding:

6B(a) ***Indebtedness***. Neither the Company nor any of its Subsidiaries shall directly or indirectly create, incur, assume or otherwise become or remain directly or indirectly liable with respect to any Indebtedness, except:

(i) the Obligations;

(ii) Permitted Existing Indebtedness;

(iii) Indebtedness arising from intercompany loans from the Company or any Subsidiary so long as intercompany loans from the Company or any Domestic Subsidiary to a Foreign Subsidiary shall not exceed an aggregate of $5,000,000 during the term of this Agreement;

(iv) Indebtedness with respect to surety, appeal and performance bonds obtained by the Company or any of its Subsidiaries in the ordinary course of business;

(v) Indebtedness constituting Contingent Obligations permitted by paragraph 6B(e);

(vi) unsecured Indebtedness and other liabilities incurred in the ordinary course of business and consistent with past practice, but not incurred through the borrowing of money or the obtaining of credit (other than customary trade terms);

(vii) Indebtedness evidenced by the Bank Notes and other Indebtedness under the Credit Agreement in an aggregate principal amount not to exceed $125,000,000 plus the PIK Notes (as defined in the Credit Agreement);

(viii) Indebtedness incurred in connection with the Receivables Purchase Documents; *provided* that Receivables Facility Attributed Indebtedness incurred in connection therewith does not exceed $110,000,000 in the aggregate at any time;

(ix) other unsecured Indebtedness in an aggregate principal amount not exceeding $3,000,000 at any time outstanding; and

(x) the Approved Refinancing Indebtedness.

6B(b) ***Sales of Assets***. Except in connection with the SunTrust Sale Leaseback and the sale of any of the assets and properties or consummation of the transactions identified on Schedule 6B(b) hereto, neither the Company nor any of its Subsidiaries shall sell, assign, transfer, lease, convey or otherwise dispose of any property, whether now owned or hereafter acquired, or any income or profits therefrom, or enter into any agreement to do so, except:

(i) sales of inventory in the ordinary course of business;

(ii) the disposition of obsolete equipment in the ordinary course of business;

(iii) Permitted Receivables Transfer;

(iv) sales by Apex Trailer Leasing & Rentals, L.P. in the ordinary course of business of lease and other finance contract receivables and equipment subject to lease, if such transaction (a) is for not less than fair market value and (b) when combined with all other such sales during the then current fiscal year represents disposition of not greater than 50% of Apex Trailer Leasing & Rentals, L.P.'s Tangible Assets at the end of the immediately preceding fiscal year; and

(v) transfers of assets by the Company or any Subsidiary to any Subsidiary so long as (1) in the case of a transferee which is a Domestic Subsidiary, the security interests granted pursuant to the Collateral Documents in the events so transferred shall remain in full force and effect and perfected and (2) transfers of assets by the Company or any Domestic Subsidiary to any Foreign Subsidiary shall not exceed an aggregate of $1,000,000 during the term of this Agreement.

6B(c) ***Liens***. Neither the Company nor any of its Subsidiaries shall directly or indirectly create, incur, assume or permit to exist any Lien on or with respect to any of their respective property or assets except:

(i) Permitted Existing Liens;

(ii) Customary Permitted Liens;

(iii) purchase money Liens (including the interest of a lessor under a Capitalized Lease and Liens to which any property is subject at the time of the acquisition thereof by the Company or one of its Subsidiaries) securing permitted purchase money Indebtedness; provided that such Liens shall not apply to any property of the Company or its Subsidiaries other than that purchased or subject to such Capitalized Lease;

(iv) Liens arising in connection with the Permitted Receivables Transfer;

(v) Environmental Liens securing liabilities, claims, costs or damages not exceeding $5,000,000 in the aggregate;

(vi) Liens created by the Collateral Documents; and

(vii) Liens granted by a Foreign Subsidiary on Property located in Canada to the extent securing Indebtedness permitted by paragraph 6B(a)(iii).

In addition, neither the Company nor any or its Subsidiaries shall, after the date hereof, become a party to any agreement, note, indenture or other instrument (other than the Intercreditor Agreement), or take any other action, which would prohibit the creation of a Lien on any of its properties or other assets in favor of the Collateral Agent for the benefit of the Holders and the other Secured Parties as collateral for the Secured Obligations; provided that any agreement, note, indenture or other instrument in connection with permitted purchase money Indebtedness (including Capitalized Lease Obligations) may prohibit the creation of a Lien in favor of the Collateral Agent for the benefit of the Holders and the other Secured Parties on the items of property obtained with the proceeds of such permitted purchase money Indebtedness; and provided further that the Receivables Purchase Documents may prohibit the creation of a Lien in favor of the Collateral Agent for the benefit of the Holders and the other Secured Parties on the assets of WNC and on the "Transferred Assets" (as defined in the Receivables Sale Agreement) of the Originators.

6B(d) ***Investments***. Neither the Company nor any of its Subsidiaries shall directly or indirectly make or own any Investment except:

(i) Investments in Cash Equivalents;

(ii) Permitted Existing Investments;

(iii) Investments received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(iv) Investments consisting of deposit accounts maintained by the Company or any of its Subsidiaries in connection with their cash management systems;

(v) Investments with respect to Indebtedness permitted pursuant to paragraph 6B(a)(iii);

(vi) Existing Investments in any Subsidiaries;

(vii) Investments consisting of minority interests and joint ventures and loans or advances to such entities, *provided* that at the time any such Investment is made the amount of all Investments under this clause (vii) (including such new Investment, and including all Permitted Existing Investments that are of the type covered by this clause (vii)) does not exceed $5,000,000 at such time;

(viii) Investments in WNC required in connection with the Receivables Purchase Documents; and

(ix) Investments in connection with Permitted Acquisitions.

6B(e) ***Contingent Obligations***. Neither the Company nor any of its Subsidiaries shall directly or indirectly create or become or be liable with respect to any Contingent Obligation, except: (i) recourse obligations resulting from endorsement of negotiable instruments for collection in the ordinary course of business; (ii) Permitted Existing Contingent Obligations and any extensions, renewals or replacements thereof, provided that any such extension, renewal or replacement is not greater than the Indebtedness under, and shall be on terms no less favorable to the Company or such Subsidiary than the terms of, the Permitted Existing Contingent Obligation being extended, renewed or replaced; (iii) obligations, warranties, and indemnities, not relating to Indebtedness of any Person, which have been or are undertaken or made in the ordinary course of business and not for the benefit of or in favor of an Affiliate of the Company or such Subsidiary; (iv) Contingent Obligations of the Company or any of its Subsidiaries with respect to any Indebtedness permitted by this Agreement; and (v) Contingent Obligations with respect to surety, appeal and performance bonds obtained by the Company or any Subsidiary in the ordinary course of business.

6B(f) ***Acquisitions***. Neither the Company nor any of its Subsidiaries shall make any Acquisition other than a Permitted Acquisition.

6B(g) ***Transactions with Shareholders or Affiliates***. Neither the Company nor any of its Subsidiaries shall directly or indirectly enter into or permit to exist any transaction (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with any holder or holders of any Equity Interests of the Company, or with any Affiliate of the Company which is not its Subsidiary, on terms that are less favorable to the Company or its Subsidiaries, as applicable, than those that might be obtained in an arm's length transaction at the time from Persons who are not such a holder or Affiliate.

6B(h) ***Restriction on Fundamental Changes***. Neither the Company nor any of its Subsidiaries shall enter into any merger or consolidation, or liquidate, wind-up or dissolve (or suffer any liquidation or dissolution), or convey, lease, sell, transfer or otherwise dispose of, in one transaction or series of transactions, all or substantially all of the Company's or any such Subsidiary's business or property, whether now owned or hereafter acquired, except transactions permitted under paragraphs 6B(b) and 6B(f) and except that any Subsidiary of the Company may merge with or liquidate into the Company or any other Subsidiary of the Company, provided that the surviving entity expressly assumes any liabilities, if any, of either of such Subsidiaries with respect to the Obligations pursuant to an assumption agreement reasonably satisfactory to the Required Holder(s) and provided further that the consolidated net worth of the surviving corporation is not less than the consolidated net worth of the Subsidiary with any liability with respect to the Obligations immediately prior to such merger.

6B(i) ***Margin Regulations***. Neither the Company nor any of its Subsidiaries shall use all or any portion of the proceeds of any credit extended under this Agreement to purchase or carry Margin Stock.

6B(j) ***ERISA***. The Company shall not:

(i) engage, or permit any of its Subsidiaries to engage, in any prohibited transaction described in Sections 406 of ERISA or 4975 of the Code for which a statutory or class exemption is not available or a private exemption has not been previously obtained from the DOL;

(ii) permit to exist any accumulated funding deficiency (as defined in Sections 302 of ERISA and 412 of the Internal Revenue Code), with respect to any Benefit Plan, whether or not waived;

(iii) fail, or permit any Controlled Group member to fail, to pay timely required contributions or annual installments due with respect to any waived funding deficiency to any Benefit Plan; or

(iv) terminate, or permit any Controlled Group member to terminate, any Benefit Plan which would result in any liability of the Company or any Controlled Group member under Title IV of ERISA.

6B(k) ***Fiscal Year***. Neither the Company nor any of its consolidated Subsidiaries shall change its fiscal year for accounting or tax purposes from a period consisting of the 12-month period ending on December 31 of each calendar year.

6B(l) ***Prepayment of Other Indebtedness***. Neither the Company nor any of its Subsidiaries shall make any optional prepayment, redemption, repurchase or defeasance of any Indebtedness of the Company or any such Subsidiary which would, in accordance with GAAP, constitute long-term Indebtedness, other than the Obligations, any intercompany Indebtedness permitted by paragraph 6B(a)(iii) and other Indebtedness described on **Schedule 8D** hereto.

6B(m) ***Limitations on Restrictive Agreements***. Neither the Company nor any of its Subsidiaries shall enter into, or suffer to exist, any agreement (other than this Agreement, the

Series A Note Purchase Agreements, the Series C-H Note Purchase Agreements, the Credit Agreement) with any Person which, directly or indirectly, prohibits or limits the ability of any Subsidiary to (i) pay dividends or make other distributions to the Company or prepay any Indebtedness owed to Company or (ii) transfer any of its properties or assets to the Company (other than with respect to assets subject to Liens permitted by paragraph 6B(c)).

6B(n) ***Leases***. Except in connection with the SunTrust Sale Leaseback, the Fleet Lease Transaction and the National City Lease Transaction, the Company shall not create, incur, assume or suffer to exist, or permit any of its Subsidiaries to create, incur, assume or suffer to exist, any obligation as lessee for the rental or hire of any real or personal property, except: (i) leases existing on the date of this Agreement and any extensions or renewals thereof, but no increase in the amount payable thereunder; and (ii) leases (other than Capitalized Leases or leases constituting Off-Balance Sheet Liabilities) which do not in the aggregate require the Company and its Subsidiaries on a consolidated basis to make payments (including taxes, insurance, maintenance and similar expenses which the Company or any Subsidiary is required to pay under the terms of any lease) at any time during the term of this Agreement in excess of $3,500,000.

6B(o) [Intentionally Omitted.]

6B(p) ***Hedging Obligations***. Enter into any interest rate, commodity or foreign currency exchange, swap, collar, cap or similar agreements evidencing Hedging Obligations, other than interest rate, foreign currency or commodity exchange, swap, collar, cap or similar agreements entered into by the Company pursuant to which the Company has hedged its actual or forecasted interest rate, foreign currency or commodity exposure. Such permitted hedging agreements entered into by the Company and any Lender or any affiliate of any Lender to hedge floating interest rate risk in an aggregate notional amount not to exceed at any time an amount equal to the outstanding balance of the Term Loans and the principal Indebtedness under the Senior Notes at such time are sometimes referred to herein as "*Interest Rate Agreements*".

6B(q) ***Sales and Leasebacks***. Neither the Company nor any of its Subsidiaries shall become liable, directly, by assumption or by Contingent Obligation, with respect to any lease, whether an operating lease or a Capitalized Lease, of any Property (whether real or personal or mixed) (i) which it or one of its Subsidiaries sold or transferred or is to sell or transfer to any other Person, or (ii) which it or one of its Subsidiaries intends to use for substantially the same purposes as any other Property which has been or is to be sold or transferred by it or one of its Subsidiaries to any other Person in connection with such lease, unless (a) in either case the sale involved is not prohibited under paragraph 6B(b) and the lease involved is not prohibited under paragraph 6B(a) or (b) such sale and leaseback transaction is the SunTrust Sale Leaseback. The parties hereto acknowledge and agree that the foregoing shall not operate to restrict, prohibit or prevent the Fleet Lease Transaction and the National City Lease Transaction.

6B(r) ***Issuance of Disqualified and Preferred Stock***. Neither the Company nor any of its Subsidiaries shall issue any Disqualified Stock. The Company shall not issue any new shares of preferred stock and shall not permit any Subsidiary to issue any shares of preferred stock.

6B(s) ***Corporate Documents***. Neither the Company nor any of its Subsidiaries shall amend, modify or otherwise change any of the terms or provisions in any of their respective constituent documents as in effect on the date hereof in any manner materially adverse to the ability of the Company or any of its Subsidiaries to perform their respective obligations under the Note Documents, without the prior written consent of the Required Holder(s). The Company shall not amend, modify or otherwise change any of the terms or provisions of the Fruehauf Preferred Stock.

6B(t) ***Other Indebtedness***. The Company shall not amend, modify or supplement, or permit any Subsidiary to amend, modify or supplement (or consent to any amendment, modification or supplement of), any document, agreement or instrument evidencing the Bank Notes, the Series A Notes, the Series C-H Notes, the NatCity Lease Transaction, the Fleet Lease Transaction, the Permitted Receivables Transfer or Subordinated Indebtedness (or any replacements, substitutions or renewals thereof) or pursuant to which any such Indebtedness is issued where such amendment, modification or supplement provides for the following or which has any of the following effects:

(i) increases the overall principal amount of any such Indebtedness or increases the amount of any single scheduled installment of principal or interest;

(ii) shortens or accelerates the date upon which any installment of principal or interest becomes due or adds any additional mandatory redemption provisions;

(iii) shortens the final maturity date of such Indebtedness or otherwise accelerates the amortization schedule with respect to such Indebtedness;

(iv) increases the rate of interest accruing on such Indebtedness;

(v) provides for the payment of additional fees or increases existing fees;

(vi) amends or modifies any financial or negative covenant (or covenant which prohibits or restricts the Company or a Subsidiary of the Company from taking certain actions) in a manner which is more onerous or more restrictive to the Company (or any Subsidiary of the Company) or which is otherwise materially adverse to the Company and/or the Holders or, in the case of adding covenants, which places additional restrictions on the Company (or a Subsidiary of the Company) or which requires the Company or any such Subsidiary to comply with more restrictive covenants than the covenants set forth herein or which requires the Company to better its financial performance from that set forth in the financial covenants set forth herein;

(vii) amends, modifies or adds any covenant in a manner which, when taken as a whole, is materially adverse to the Company and/or the Holders;

(viii) amends, modifies or supplements any subordination provisions thereof; or

(ix) amends or modifies the limitations on transfer provided therein; or

(x) reduces the lending commitments under the Credit Agreement or the availability under the Permitted Receivables Transfer facility.

6B(u) ***No Changes to Standard Warranty***. The Company shall not, and shall cause its Subsidiaries to not, make any material changes to the warranty policies of the Company and its Subsidiaries in effect on the date of this Agreement.

6B(v) ***Prohibition Against Trade-In-Value Guaranties***. The Company shall not, and shall cause its Subsidiaries to not, make any Guaranty of trade-in-values of trailers beyond six months in duration.

6C. Financial Covenants. The Company covenants that from and after the Closing and continuing so long as any of the Notes are outstanding:

6C(a) ***Minimum Consolidated Tax Adjusted Equity***. If the Company shall have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Company shall, as of the last day of such fiscal quarter, maintain Consolidated Tax Adjusted Equity at an amount not less than the applicable "Minimum Consolidated Tax Adjusted Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Tax Adjusted Equity
March 31, 2003	$99,064,000
June 30, 2003	$100,681,000
September 30, 2003	$103,283,000
December 31, 2003	$96,504,000

6C(b) ***Minimum Consolidated Equity***. If the Company shall not have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Company shall, as of the last day of such fiscal quarter, maintain Consolidated Equity at an amount not less than the applicable "Minimum Consolidated Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Equity
March 31, 2003	$87,882,000
June 30, 2003	$90,461,000
September 30, 2003	$94,751,000
December 31, 2003	$84,077,000

6C(c) ***Maximum Leverage Valuation Ratio***. The Company shall not permit, as of the last day of each of the fiscal quarters specified below, the Leverage Valuation Ratio to exceed the applicable "Maximum Leverage Valuation Ratio" specified below:

Fiscal Quarter Ending	Maximum Leverage Valuation Ratio

June 30, 2002	0.95 to 1
September 30, 2002	0.95 to 1
December 31, 2002	0.95 to 1
March 31, 2003	0.85 to 1
June 30, 2003	0.80 to 1
September 30, 2003	0.80 to 1
December 31, 2003	0.75 to 1

6C(d) ***Minimum Consolidated EBITDA***. (i) The Company shall, as of the last day of each of the fiscal quarters of the Company occurring in calendar year 2002, maintain Consolidated EBITDA for the cumulative period commencing on April 1, 2002 and ending on the last day of such fiscal quarter, at an amount not less than $(20,000,000).

(ii) The Company shall, as of the last day of the calendar months specified below, maintain Consolidated EBITDA at an amount not less than the applicable "*Minimum Rolling 12 Month Consolidated EBITDA*" specified below for the period of 12 consecutive calendar months then ending:

Month Ending	Minimum Rolling 12 Month Consolidated EBITDA
January 31, 2003	$36,135,000
February 28, 2003	$36,620,000
March 31, 2003	$39,301,000
April 30, 2003	$40,541,000
May 31, 2003	$41,276,000
June 30, 2003	$42,192,000
July 31, 2003	$42,877,000
August 31, 2003	$43,422,000
September 30, 2003	$43,784,000
October 31, 2003	$43,941,000
November 30, 2003	$43,828,000
December 31, 2003	$43,539,000
January 31, 2004	$42,539,000

6C(e) ***Minimum Interest Coverage Ratio***. The Company shall not permit the Interest Coverage Ratio as of the last day of each fiscal quarter of the Company (commencing with the fiscal quarter ending on or about March 31, 2003), for the period of four consecutive fiscal quarters then ending, to be less than 1.25 to 1.

6C(f) ***Maximum Capital Expenditures***. The Company will not, and will not permit any Subsidiary to, expend for Capital Expenditures during any fiscal year of the Company and its Subsidiaries, in excess of $6,000,000 in the aggregate for the Company and its Subsidiaries.

6C(g) ***Maximum Finance Contracts***. The Company will not, and will not permit any Subsidiary to, enter into any new Finance Contract if and to the extent that the sum of such Finance Contract (a) when added to the aggregate amount of all Finance Contracts entered into by the Company or any of its Subsidiaries during the twelve (12) month period that commences on the Closing Date exceeds $5,000,000 or (b) when added to the aggregate amount of all Finance Contracts entered by the Company or any of its Subsidiaries during the twelve (12) month period that commences on the first (1st) anniversary of the date of Closing exceeds $5,000,000.

6D. Additional Negative Covenants. The Company covenants that from and after the Closing and continuing so long as any of the Notes are outstanding:

6D(a) ***Restricted Payments***. The Company will not, and will not permit any Subsidiary to, make any Restricted Payment; *provided that* the Company may, commencing with the March 15, 2003 scheduled dividend, resume (but may not make any payments that were previously due and not paid) making the regularly scheduled dividends on the Fruehauf Preferred Stock on a quarterly basis in an amount per quarter not to exceed 1.5% of the Stated Value Per Share (as defined in the Fruehauf Preferred Stock) so long as (i) no Default or Event of Default shall have occurred and be continuing hereunder, (ii) no Default or Event of Default would have occurred under the financial covenants set forth in **clauses (1), (2), (3)** and **(4)** below if such financial covenants had been in full force and effect from the Closing to the date of declaration of such proposed Restricted Payment on the Fruehauf Preferred Stock and (iii) the Company has appointed a full-time permanent chief executive officer as of the date of declaration of such proposed Restricted Payment on the Fruehauf Preferred Stock.

For purposes of this paragraph 6D(a), on and prior to the date of the declaration of any proposed Restricted Payment on the Fruehauf Preferred stock pursuant to this paragraph 6D(a), the Company shall have, and shall have caused each of its Subsidiaries to have, complied with the following financial covenants set forth in **clauses (1), (2), (3)** and **(4)** below:

(1) (A) If the Company shall have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Company shall, as of the last day of such fiscal quarter, maintain Consolidated Tax Adjusted Equity at an amount not less than the applicable "Minimum Consolidated Tax Adjusted Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Tax Adjusted Equity
June 30, 2002	$106,376,000
September 30, 2002	$113,535,000
December 31, 2002	$107,267,000
March 31, 2003	$99,064,000
June 30, 2003	$100,681,000
September 30, 2003	$103,283,000
December 31, 2003	$96,504,000

(B) If the Company shall not have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Company shall, as of the last day of such fiscal quarter, maintain Consolidated Equity at an amount not less than the applicable *"Minimum Consolidated Equity"* specified below:

Fiscal Quarter Ending	Minimum Consolidated Equity
June 30, 2002	$101,492,000
September 30, 2002	$110,961,000
December 31, 2002	$100,966,000
March 31, 2003	$87,882,000
June 30, 2003	$90,461,000
September 30, 2003	$94,751,000
December 31, 2003	$84,077,000

(2) (A) The Company shall not permit the Interest Coverage Ratio as of the last day of the calendar months specified below, for the cumulative period commencing April, 2002 and ending on the last day of such calendar month, to be less than the applicable "Minimum Interest Coverage Ratio" specified below:

Fiscal Quarter Ending	Minimum Interest Coverage Ratio
June 30, 2002	1.50 to 1
September 30, 2002	1.50 to 1
December 31, 2002	1.25 to 1

(B) The Company shall not permit the Interest Coverage Ratio as of the last day of each fiscal quarter of the Company specified below, for the period of four consecutive fiscal quarters then ending, to be less than the applicable "Minimum Interest Coverage Ratio" specified below:

Fiscal Quarter Ending	Minimum Interest Coverage Ratio
March 31, 2003	1.25 to 1
June 30, 2003	1.25 to 1
September 30, 2003	1.25 to 1
December 31, 2003	1.25 to 1

(3) The Company shall, as of the last day of each of the calendar months specified below, maintain Consolidated EBITDA for the cumulative period commencing on April 1, 2002 and ending on the last day of such calendar month, at an amount not less than the applicable "Minimum Cumulative Consolidated EBITDA" specified below:

Month Ending	Minimum Cumulative Consolidated EBITDA

April 30, 2002	$3,841,000
May 31, 2002	$8,389,000
June 30, 2002	$14,722,000
July 31, 2002	$22,084,000
August 31, 2002	$28,732,000
September 30, 2002	$33,110,000
October 31, 2002	$36,753,000
November 30, 2002	$37,818,000
December 31, 2002	$37,856,000

(4) The Company shall, as of the last day of each of the calendar months specified below, maintain Consolidated EBITDA at an amount not less than the applicable "Minimum Rolling 12 Month Consolidated EBITDA" specified below for the period of 12 consecutive calendar months then ending:

Month Ending	Minimum Rolling 12 Month Consolidated EBITDA
January 31, 2003	$36,135,000
February 28, 2003	$36,620,000
March 31, 2003	$39,301,000
April 30, 2003	$40,541,000
May 31, 2003	$41,276,000
June 30, 2003	$42,192,000
July 31, 2003	$42,877,000
August 31, 2003	$43,422,000
September 30, 2003	$43,784,000
October 31, 2003	$43,941,000
November 30, 2003	$43,828,000
December 31, 2003	$43,539,000
January 31, 2004	$42,539,000

6D(b) ***Approved Refinancing Indebtedness***. The Company will not, and will not permit any Subsidiary to, incur any Indebtedness other than (a) Indebtedness permitted under paragraph 6B(a), (b) other Indebtedness with the prior written consent of 100% of the Holders of the Notes and (c) the Approved Refinancing Indebtedness. For purposes of this Agreement, "*Approved Refinancing Indebtedness*" shall mean Indebtedness of the Company which is either approved under clause (y) above or which satisfies each of the following requirements:

(i) the maximum principal amount of such Indebtedness does not exceed the outstanding principal amount of Indebtedness of the Company which matures on March 30, 2004 plus accrued interest thereon and the amount of all reasonable costs and expenses incurred in connection with the incurrence of such Indebtedness;

(ii) the maturity date of such Indebtedness is no earlier than March 30, 2007;

(iii) immediately prior to and after giving effect to the incurrence of such Indebtedness, no Default or Event of Default shall have occurred or be continuing under this Agreement, including, without limitation, the provisions of paragraph 6, or the Credit Agreement;

(iv) the documentation evidencing such Indebtedness provides for collateralization, covenants and other material terms no less favorable to the Holders than those set forth in this Agreement, the Collateral Documents and the Intercreditor Agreement; and

(v) such Indebtedness includes a working capital or revolving facility in an amount reasonably required to support the projected operations of the Company.

7. EVENTS OF DEFAULT.

7A.Acceleration. If any of the following events shall occur and be continuing for any reason whatsoever (and whether such occurrence shall be voluntary or involuntary or come about or be effected by operation of law or otherwise):

7A(a) ***Failure to Make Payments When Due.*** The Company shall (i) fail to pay when due any of the Obligations consisting of principal with respect to the Notes or (ii) shall fail to pay within three (3) Business Days of the date when due any of the other Obligations under this Agreement or the other Note Documents.

7A(b) ***Breach of Certain Covenants.*** The Company shall fail duly and punctually to perform or observe any agreement, covenant or obligation binding on the Company under:

(i) Paragraphs 5A(c), 5A(d), 5A(e), 5A(f), 5A(g), 5E, 5F or 5H and such failure shall continue unremedied for fifteen (15) days;

(ii) Paragraphs 5A(a), 5A(b), 5O, 5P, 5Q or 5R and such failure shall continue unremedied for five (5) Business Days;

(iii) Paragraph 6; or

(iv) Paragraph 5S.

7A(c) ***Breach of Representation or Warranty.*** Any representation or warranty made or deemed made by the Company to the Collateral Agent or any Holder herein or by the Company or any of its Subsidiaries in any of the other Note Documents or in any statement or certificate at any time given by any such Person pursuant to any of the Note Documents shall be false or misleading in any material respect on the date as of which made (or deemed made).

7A(d) ***Other Defaults.*** The Company shall default in the performance of or compliance with any term contained in this Agreement (other than as covered by paragraphs 7A(a), 7A(b) or 7A(c)), or the Company or any of its Subsidiaries shall default in the performance of or compliance with any term contained in any of the other Note Documents, and such default shall continue for thirty (30) days after the earlier of (i) notice from the Collateral Agent or any Holder or (ii) the date on which the Company knew of such default or should have known of such default exercising reasonable diligence.

7A(e) ***Default as to Other Indebtedness.*** Any of the Company or any of its Subsidiaries shall fail to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) with respect to any Indebtedness (other than the Obligations) the outstanding principal amount of which Indebtedness is in excess of $2,000,000; or any breach, default or event of default shall occur, or any other condition shall exist under any instrument, agreement or indenture pertaining to any such Indebtedness, if the effect thereof is to either cause or permit the holder thereof to cause an acceleration, mandatory redemption, a requirement that the Company or any such Subsidiary offer to purchase such Indebtedness or other required repurchase of such Indebtedness, or permit the holder(s) of such Indebtedness to accelerate the maturity of any such Indebtedness or require a redemption or other repurchase of such Indebtedness; or any such Indebtedness shall be otherwise declared to be due and payable (by acceleration or otherwise) or required to be prepaid, redeemed or otherwise repurchased by the Company or any of its Subsidiaries (other than by a regularly scheduled required prepayment) prior to the stated maturity thereof.

7A(f) ***Involuntary Bankruptcy; Appointment of Receiver, Etc.***

(i) An involuntary case shall be commenced against the Company or any of its Subsidiaries and the petition shall not be dismissed, stayed, bonded or discharged within sixty (60) days after commencement of the case; or a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Company or any of its Subsidiaries in an involuntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or any other similar relief shall be granted under any applicable federal, state, local or foreign law.

(ii) A decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over the Company or any of its Subsidiaries or over all or a substantial part of the property of the Company or any of its Subsidiaries shall be entered; or an interim receiver, trustee or other custodian of the Company or any of its Subsidiaries or of all or a substantial part of the property of the Company or any of its Subsidiaries shall be appointed or a warrant of attachment, execution or similar process against any substantial part of the property of the Company or any of its Subsidiaries shall be issued and any such event shall not be stayed, dismissed, bonded or discharged within sixty (60) days after entry, appointment or issuance.

7A(g) ***Voluntary Bankruptcy; Appointment of Receiver, Etc.*** The Company or any of its Subsidiaries shall (i) commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, (iii) consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property, (iv) make any assignment for the benefit of creditors or (v) take any corporate, partnership or comparable action to authorize any of the foregoing.

7A(h) ***Judgments and Attachments.*** Any money judgment(s) (other than a money judgment covered by insurance as to which the insurance company has not disclaimed or reserved the right to disclaim coverage), writ or warrant of attachment, or similar process against any of the Company or any of its Subsidiaries or any of their respective assets involving in any single case or in the aggregate an amount in excess of $1,000,000 is (are) entered and shall remain undischarged, unvacated, unbonded or unstayed for a period of sixty (60) days or in any event later than fifteen (15) days prior to the date of any proposed sale thereunder.

7A(i) ***Dissolution***. Any order, judgment or decree shall be entered against the Company or any of its Subsidiaries decreeing its involuntary dissolution or split up and such order shall remain undischarged and unstayed for a period in excess of sixty (60) days; or the Company or any of its Subsidiaries shall otherwise dissolve or cease to exist except as specifically permitted by this Agreement unless the dissolving entity is a limited liability company which elects to continue its existence.

7A(j) ***Note Documents; Failure of Security***. At any time, for any reason, (i) any Note Document as a whole that materially affects the ability of the Collateral Agent or any of the Holders to enforce the Obligations against the Company or any Guarantor or enforce their rights against the Collateral ceases to be in full force and effect or (ii) any Loan Party seeks to repudiate its obligations under the Note Documents or (iii) after the execution and delivery of the Collateral Documents, except to the extent permitted by the terms thereof, the Collateral Documents shall cease to create a valid and perfected first priority Lien subject only to Permitted Liens in any of the Collateral purported to be covered thereby or (iv) any title insurance coverage in respect of any Material portion of the Collateral is disavowed or becomes ineffective.

7A(k) ***Termination Event***. Any Termination Event occurs which the Required Holder(s) believe is reasonably likely to subject the Company or any of its Subsidiaries to liability in excess of $1,000,000.

7A(l) ***Waiver of Minimum Funding Standard***. If the plan administrator of any Plan applies under Section 412(d) of the Code for a waiver of the minimum funding standards of Section 412(a) of the Code and any Holder believes the substantial business hardship upon which the application for the waiver is based could reasonably be expected to subject either the Company or any Controlled Group member to liability in excess of $1,000,000.

7A(m) ***Change of Control***. A Change of Control shall occur.

7A(n) ***Environmental Matters***. The Company or any of its Subsidiaries shall be the subject of any proceeding or investigation pertaining to (i) the Release by the Company or any of its Subsidiaries of any Contaminant into the environment, (ii) the liability of any of the Company or any of its Subsidiaries arising from the Release by any other Person of any Contaminant into the environment, or (iii) any violation of any Environmental, Health or Safety Requirements of Law by the Company or any of its Subsidiaries, which, in any case, has or is reasonably likely to subject the Company or any of its Subsidiaries to liability individually or in the aggregate in excess of $5,000,000 (exclusive of liabilities with respect to which the Company is maintaining reserves as of the date hereof in accordance with GAAP).

7A(o) ***Collateral Documents.*** The Company or any Subsidiary shall fail to comply with any of the terms or provisions of any Collateral Document for five (5) Business Days, subject to any applicable cure periods contained therein, after notice of such non-compliance from the Collateral Agent.

7A(p) ***Interest Rate Agreements.*** Nonpayment by the Company or any Subsidiary of any obligation under any Interest Rate Agreement or the breach by the Company or any Subsidiary of any term, provision or condition contained in any such Interest Rate Agreement.

7A(q) ***Material Adverse Effect.*** A Material Adverse Effect shall occur.

7A(r) ***Intercreditor Agreement.*** The intercreditor provisions of the Intercreditor Agreement shall for any reason be revoked or invalidated, or otherwise cease to be in full force and effect, any Person (including any Secured Party) shall contest in any manner the validity or enforceability thereof or deny that it has any further liability or obligation thereunder, or the Obligations hereunder shall for any reason be subordinated or shall not have the priority contemplated by this Agreement and the Intercreditor Agreement.

then (a) if such event is an Event of Default specified in paragraph 7A(a) or 7A(b)(i)-(iii), any holder of any Note may at its option during the continuance of such Event of Default, by notice in writing to the Company, declare all of the Notes held by such holder to be, and all of the Notes held by such holder shall thereupon be and become, immediately due and payable at par together with interest accrued thereon and together with the Yield-Maintenance Amount, if any, with respect to each such Note, without presentment, demand, protest or notice of any kind, all of which are hereby waived by the Company, (b) if such event is an Event of Default specified in paragraph 7A(b)(iv), 7A(f) or 7A(g) with respect to the Company, all of the Notes at the time outstanding shall automatically become immediately due and payable together with interest accrued thereon and together with the Yield-Maintenance Amount, if any, with respect to each Note, without presentment, demand, protest or notice of any kind, all of which are hereby waived by the Company, and (c) with respect to any event constituting an Event of Default, the Required Holder(s) of the Notes may at its or their option during the continuance of such Event of Default, by notice in writing to the Company, declare all of the Notes to be, and all of the Notes shall thereupon be and become, immediately due and payable together with interest accrued thereon and together with the Yield-Maintenance Amount, if any, with respect to each Note, without presentment, demand, protest or notice of any kind, all of which are hereby waived by the Company.

7B. Rescission of Acceleration. At any time after any or all of the Notes shall have been declared immediately due and payable pursuant to paragraph 7A, the Required Holder(s) of the Notes may, by notice in writing to the Company, rescind and annul such declaration and its consequences if (i) the Company shall have paid all overdue interest on the Notes, the principal of and Yield-Maintenance Amount, if any, payable with respect to any Notes which have become due otherwise than by reason of such declaration, and interest on such overdue interest and overdue principal and Yield-Maintenance Amount at the rate specified in the Notes, (ii) the Company shall not have paid any amounts which have become due solely by reason of such declaration, (iii) all Events of Default and Defaults, other than non-payment of amounts which have become due solely by reason of such declaration, shall have been cured or waived pursuant to paragraph 11C, and (iv) no judgment or decree shall have been entered for the payment of any amounts due pursuant to the Notes or this Agreement. No such rescission or annulment shall extend to or affect any subsequent Event of Default or Default or impair any right arising therefrom.

7C.Notice of Acceleration or Rescission. Whenever any Note shall be declared immediately due and payable pursuant to paragraph 7A or any such declaration shall be rescinded and annulled pursuant to paragraph 7B, the Company shall forthwith give written notice thereof to the holder of each Note at the time outstanding.

7D.Other Remedies. If any Event of Default or Default shall occur and be continuing, the holder of any Note may proceed to protect and enforce its rights under this Agreement and such Note by exercising such remedies as are available to such holder in respect thereof under applicable law, either by suit in equity or by action at law, or both, whether for specific performance of any covenant or other agreement contained in this Agreement or in aid of the exercise of any power granted in this Agreement. No remedy conferred in this Agreement upon the holder of any Note is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy conferred herein or now or hereafter existing at law or in equity or by statute or otherwise.

8. REPRESENTATIONS, COVENANTS AND WARRANTIES. The Company represents, covenants and warrants as follows (all references to "Subsidiary" and "Subsidiaries" in this paragraph 8 shall be deemed omitted if the Company has no Subsidiaries at the time the representations herein are made or repeated):

8A.Organization; Subsidiary Preferred Stock. The Company is a corporation duly organized and existing in good standing under the laws of the State of Delaware, each Subsidiary is duly organized and existing in good standing under the laws of the jurisdiction in which it is incorporated, and the Company has and each Subsidiary has the corporate power to own its respective property and to carry on its respective business as now being conducted. No Subsidiary has outstanding any shares of stock of a class which has priority over any other class as to dividends or in liquidation. Schedule 8A is (except as noted therein) a complete and correct list of the Company's Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each other Subsidiary. All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in Schedule 8A as being owned by the Company and its Subsidiaries have been validly issued, are fully paid and non-assessable and are owned by the Company or another Subsidiary free and clear of any Lien (except as otherwise disclosed in Schedule 8A).

8B.Financial Statements. The Company has furnished each Purchaser of any Note with the financial statements listed on Schedule 8B, identified by a principal financial officer of the Company. Such financial statements (including any related schedules and/or notes) are true and correct in all material respects (subject, as to interim statements, to changes resulting from audits and year-end adjustments), have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods involved and show all liabilities, direct and contingent, of the Company and its Subsidiaries required to be shown in accordance with such principles. The balance sheets fairly present the condition of the Company and its Subsidiaries as at the dates thereof, and the statements of income, stockholders' equity and cash flows fairly present the results of the operations of the Company and its Subsidiaries and their cash flows for the periods indicated. Except as described in the financial statements listed on Schedule 8B, there has been no material adverse change in the business, property or assets, condition (financial or otherwise), operations or prospects of the Company and its Subsidiaries taken as a whole since the end of the most recent fiscal year for which such audited financial statements have been furnished.

8C.Actions Pending. Except as disclosed on Schedule 8C hereto, there is no action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any properties or rights of the Company or any of its Subsidiaries, by or before any court, arbitrator or administrative or governmental body which could be reasonably expected to result in any material adverse change in the business, property or assets, condition (financial or otherwise), operations or prospects of the Company and its Subsidiaries taken as a whole.

8D.Outstanding Indebtedness. Neither the Company nor any of its Subsidiaries has outstanding any Indebtedness except as permitted by paragraph 6B(a). There exists no default under the provisions of any instrument evidencing such Indebtedness or of any agreement relating thereto. Schedule 8D hereto sets forth a complete and correct list of all (i) outstanding Indebtedness of the Company and its Subsidiaries representing an obligation to pay in excess of $50,000 as of December 31, 2001, (ii) Liens on property of the Company and its Subsidiaries as of December 31, 2001 and (iii) Investments of the Company and its Subsidiaries as of December 31, 2001.

8E.Title to Properties. The Company has and each of its Subsidiaries has good and indefeasible title to its respective real properties (other than properties which it leases) and good title to all of its other respective properties and assets, including the properties and assets reflected in the most recent audited balance sheet referred to in paragraph 8B (other than properties and assets disposed of in the ordinary course of business), subject to no Lien of any kind except Liens permitted by paragraph 6B(c). All leases necessary in any material respect for the conduct of the respective businesses of the Company and its Subsidiaries are valid and subsisting and are in full force and effect.

8F. Taxes. The Company has and each of its Subsidiaries has filed all federal, state and other income tax returns which, to the best knowledge of the officers of the Company and its Subsidiaries, are required to be filed, and each has paid all taxes as shown on such returns and on all assessments received by it to the extent that such taxes have become due, except such taxes as are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with generally accepted accounting principles.

8G. Conflicting Agreements and Other Matters. Neither the Company nor any of its Subsidiaries is a party to any contract or agreement or subject to any charter or other corporate restriction which materially and adversely affects its business, property or assets, condition (financial or otherwise) or operations. Neither the execution nor delivery of this Agreement, the other Note Documents or the Notes, nor the issuance and exchange of the Notes, nor fulfillment of nor compliance with the terms and provisions hereof and thereof will conflict with, or result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in any violation of, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries pursuant to, the charter or by-laws of the Company or any of its Subsidiaries, any award of any arbitrator or any agreement (including any agreement with stockholders), instrument, order, judgment, decree, statute, law, rule or regulation to which the Company or any of its Subsidiaries is subject. Neither the Company nor any of its Subsidiaries is a party to, or otherwise subject to any provision contained in, any instrument evidencing Indebtedness of the Company or such Subsidiary, any agreement relating thereto or any other contract or agreement (including its charter) which limits the amount of, or otherwise imposes restrictions on the granting of, Liens on the Property of the Company and its Subsidiaries of the type contemplated by the Collateral Documents except as set forth in the agreements listed in Schedule 8G attached hereto.

8H. Margin Regulations. The Company is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying "margin stock" (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System), and the aggregate market value of all "margin stock" owned by the Company and its Subsidiaries does not exceed 25% of the aggregate value of the assets thereof, as determined by any reasonable method. Neither the Company nor any agent acting on its behalf has taken or will take any action which might cause this Agreement or the Notes to violate Regulation U, Regulation T or any other regulation of the Board of Governors of the Federal Reserve System or to violate the Exchange Act, in each case as in effect now or as the same may hereafter be in effect.

8I. ERISA. No accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to any Plan (other than a Multiemployer Plan). No liability to the PBGC has been or is expected by the Company or any ERISA Affiliate to be incurred with respect to any Plan (other than a Multiemployer Plan) by the Company, any Subsidiary or any ERISA Affiliate which is or would be materially adverse to the business, property or assets, condition (financial or otherwise) or operations of the Company and its Subsidiaries taken as a whole. Neither the Company, any Subsidiary nor any ERISA Affiliate has incurred or presently expects to incur any withdrawal liability under Title IV of ERISA with respect to any Multiemployer Plan which is or would be materially adverse to the business, property or assets, condition (financial or otherwise) or operations of the Company and its Subsidiaries taken as a whole. The execution and delivery of this Agreement and the issuance and exchange of the Notes will be exempt from or will not involve any transaction which is subject to the prohibitions of Section 406 of ERISA and will not involve any transaction in connection with which a penalty could be imposed under Section 502(i) of ERISA or a tax could be imposed pursuant to Section 4975 of the Code. The representation by the Company in the next preceding sentence is made in reliance upon and subject to the accuracy of the representation of each Purchaser in paragraph 9B as to the source of funds used by it to purchase the Notes.

8J. Governmental Consent. Neither the nature of the Company or of any Subsidiary, nor any of their respective businesses or properties, nor any relationship between the Company or any Subsidiary and any other Person, nor any circumstance in connection with the issuance, exchange or delivery of the Notes is such as to require any authorization, consent, approval, exemption or any action by or notice to or filing with any court or administrative or governmental body (other than routine filings after the date of Closing with the Securities and Exchange Commission and/or state Blue Sky authorities) in connection with the execution and delivery of this Agreement or the other Note Documents, the issuance, exchange or delivery of the Notes or fulfillment of or compliance with the terms and provisions hereof or thereof.

8K. Environmental Compliance. Neither the Company nor any Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against the Company or any of its Subsidiaries or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect. Except as otherwise disclosed to you in writing:

(a) neither the Company nor any Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect;

(b) neither the Company nor any of its Subsidiaries has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them and has not disposed of any Hazardous Materials in a manner contrary to any Environmental Laws, in each case in any manner that could reasonably be expected to result in a Material Adverse Effect; and

(c) all buildings on all real properties now owned, leased or operated by the Company or any of its Subsidiaries are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

8L. Regulatory Status. Neither the Company nor any Subsidiary is (i) an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended, (ii) a "holding company" or a "subsidiary company" or an "affiliate" of a "holding company" or a "subsidiary company" of a "holding company", within the meaning of the Public Utility Act of 1935, as amended, or (iii) a "public utility" within the meaning of the Federal Power Act, as amended.

8M. Section 144A. The Notes are not of the same class as securities, if any, of the Company listed on a national securities exchange registered under Section 6 of the Exchange Act or quoted in a U.S. automated inter-dealer quotation system.

8N. Absence of Financing Statements, etc. Except with respect to Liens permitted by paragraph 6B(c) hereof, there is no financing statement, security agreement, chattel mortgage, real estate mortgage or other document filed or recorded with any filing records, registry or other public office, that purports to cover, affect or give notice of any present or possible future Lien on, or security interest in, any assets or property of the Company or any of its Subsidiaries or any rights relating thereto.

8O. Disclosure. Neither this Agreement nor any other document, certificate or statement furnished to any Purchaser by or on behalf of the Company in connection herewith contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein not misleading. There is no fact peculiar to the Company or any of its Subsidiaries which materially adversely affects or in the future may (so far as the Company can now foresee) materially adversely affect the business, property or assets, condition (financial or otherwise), prospects or operations of the Company or any of its Subsidiaries and which has not been set forth in this Agreement.

8P. Credit Agreement Representations. The representations and warranties set forth in Article V of the Credit Agreement are hereby incorporated by reference herein as if such representations and warranties were set forth herein in full.

8Q. Restructuring Fees. Neither the Company nor any Subsidiary has agreed to or has paid any amendment fee, restructuring fee, default premium or fee or any other fee, premium or charge to any holder of Indebtedness in connection with the Restructuring Transaction other than (a) the fees and charges specifically set forth in the Wabash National Corporation Proposal for Debt Restructure letter dated April 1, 2002, (b) the fees, costs and expenses specifically provided for in the Master Amendment dated as of the Closing to certain of the Fleet Lease Transaction documentation, (c) the extension fee paid to National City Leasing Corporation in connection with the extension of the National City Lease Transaction and (d) fees paid to the Administration Agent or the Collateral Agent solely in their respective capacities as Administrative Agent or Collateral Agent. The Company and its Subsidiaries have disclosed to the Holders all written fee letters or other agreements regarding the payment of the fees and charges described in this paragraph 8Q paid to or agreed to in connection with the Restructuring Transaction other than those fees described in clause (d) above.

9. REPRESENTATIONS OF THE PURCHASERS. Each Purchaser represents as follows:

9A. Nature of Purchase. Such Purchaser did not acquire the Notes purchased by it under the Original Note Purchase Agreement with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act, provided that the disposition of such Purchaser's property shall at all times be and remain within its control.

9B. Source of Funds. The source of the funds used by such Purchaser to pay the purchase price of the Notes purchased by such Purchaser under the Original Note Purchase Agreement constituted assets allocated to: (i) the "insurance company general account" of such Purchaser (as such term is defined under Section V of the United States Department of Labor's Prohibited Transaction Class Exemption ("PTCE") 95-60), and as of the date of the purchase of the Notes such Purchaser satisfies all of the applicable requirements for relief under Sections I and IV of PTCE 95-60, (ii) a separate account maintained by such Purchaser in which no employee benefit plan, other than employee benefit plans identified on a list which has been furnished by such Purchaser to the Company, participates to the extent of 10% or more or (iii) an investment fund, the assets of which do not include any assets of any employee benefit plan. For the purpose of this paragraph 9B, the terms "**separate account**" and "**employee benefit plan**" shall have the respective meanings specified in Section 3 of ERISA.

10. DEFINITIONS; ACCOUNTING MATTERS. For the purpose of this Agreement, the terms defined in paragraphs 10A and 10B (or within the text of any other paragraph) shall have the respective meanings specified therein and all accounting matters shall be subject to determination as provided in paragraph 10C.

10A. Yield-Maintenance Terms.

"**Called Principal**" shall mean, with respect to any Note, the principal of such Note that is to be prepaid pursuant to paragraph 4B or 4C or is declared to be immediately due and payable pursuant to paragraph 7A, as the context requires.

"**Discounted Value**" shall mean, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (as converted to reflect the periodic basis on which interest on such Note is payable, if payable other than on a semi-annual basis) equal to the Reinvestment Yield with respect to such Called Principal.

"**Reinvestment Yield**" shall mean, with respect to the Called Principal of any Note, the yield to maturity implied by (i) 0.50% over the yields reported, as of 10:00 A.M. (New York City local time) on the Business Day next preceding the Settlement Date with respect to such Called Principal, on the display designated as "Page PX1" on the Bloomberg Financial Markets Services Screen (or such other display as may replace Page PX1 on the Bloomberg Financial Markets Services Screen) for actively traded U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or if such yields shall not be reported as of such time or the yields reported as of such time shall not be ascertainable, (ii) the Treasury Constant Maturity Series yields reported, for the latest day for which such yields shall have been so reported as of the Business Day next preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. Such implied yield shall be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between yields reported for various maturities.

"**Remaining Average Life**" shall mean, with respect to the Called Principal of any Note, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) each Remaining Scheduled Payment of such Called Principal (but not of interest thereon) by (b) the number of years (calculated to the nearest one-twelfth year) which will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

"**Remaining Scheduled Payments**" shall mean, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due on or after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date.

"**Settlement Date**" shall mean, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to paragraph 4B or 4C or is declared to be immediately due and payable pursuant to paragraph 7A, as the context requires.

"**Yield-Maintenance Amount**" shall mean, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Called Principal of such Note over the sum of (i) such Called Principal plus (ii) interest accrued thereon as of (including interest due on) the Settlement Date with respect to such Called Principal. The Yield-Maintenance Amount shall in no event be less than zero.

Notwithstanding anything to the contrary contained herein or in the Notes, for purposes of computing any Yield-Maintenance Amount under this Agreement, all Remaining Scheduled Payments on the Notes shall be determined on the assumption that the interest rates borne by the Notes is 8.04% per annum.

10B. Other Terms.

"**Acquisition**" means any transaction, or any series of related transactions, consummated on or after the date of this Agreement, by which the Company or any of its Subsidiaries (a) acquires any going business or all or substantially all of the assets of any firm, corporation or division thereof which constitutes a going business, whether through purchase of assets, merger or otherwise or (b) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the securities of a corporation which have ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) or a majority (by percentage of voting power) of the outstanding partnership interests of a partnership or a majority (by percentage or voting power) of the outstanding ownership interests of a limited liability company.

"**Administrative Agent**" means Bank One in its capacity as contractual representative for itself and the Lenders pursuant to the Credit Agreement and any successor Administrative Agent appointed pursuant thereto.

"**Affiliate**" of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person. A Person shall be deemed to control another Person if the controlling Person is the "beneficial owner" (as defined in Rule

13d-3 under the Securities Exchange Act of 1934) of greater than ten percent (10%) or more of any class of voting securities (or other voting interests) of the controlled Person or possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of Capital Stock, by contract or otherwise. In addition, each director of the Company or any Subsidiary of the Company shall be deemed to be an Affiliate of the Company.

"**Aggregate Revolving Loan Commitment**" means the aggregate of the Revolving Loan Commitments of all the Lenders, as reduced from time to time pursuant to the terms hereof. The initial Aggregate Revolving Loan Commitment is $18,000,000.00, of which $10,444,995.69 is issued and outstanding as of the Closing.

"**Agreement**" means this Amended and Restated Note Purchase Agreement, as it may be amended, restated or otherwise modified and in effect from time to time.

"**Approved Refinancing Indebtedness**" is defined in paragraph 6D(b).

"**Authorized Officer**" means any of the chief executive officer, chief financial officer, controller and treasurer of the Company, acting singly.

"**Available Liquidity**" means, for any period, the sum of the average monthly balances during such period of (i) the amount by which (A) the Aggregate Revolving Loan Commitment in effect during such period exceeds (B) the aggregate outstanding amount of the Revolving Advances (as defined in the Credit Agreement) and Revolver L/C Obligations (as defined in the Credit Agreement) during such period and (ii) "Availability" (as defined in the Receivables Purchase Agreement) during such period.

"**Bank One**" means Bank One, Indiana, N.A. in its individual capacity, together with its successors.

"**Bank Notes**" means the Revolving Notes, the Term Notes and the PIK Notes (as defined in the Credit Agreement).

"**Benefit Plan**" means a defined benefit plan as defined in Section 3(35) of ERISA (other than a Multiemployer Plan) in respect of which the Company or any other member of the Controlled Group is, or within the immediately preceding six (6) years was, an "employer" as defined in Section 3(5) of ERISA.

"**Capital Expenditures**" means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including Capitalized Leases and purchase money Indebtedness to the extent permitted hereunder) by the Company and its Subsidiaries during that period that, in conformity with GAAP, are required to be included in or reflected by the property, plant, equipment or similar fixed asset accounts reflected in the consolidated balance sheet of the Company and its Subsidiaries.

"**Capital Stock**" means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership,

partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"**Capitalized Lease**" of a Person means any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP.

"**Capitalized Lease Obligations**" of a Person means the amount of the obligations of such Person under Capitalized Leases which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP.

"**Cash Equivalents**" means (a) marketable direct obligations issued or unconditionally guaranteed by the government of the United States; (b) domestic and Eurodollar certificates of deposit and time deposits, bankers' acceptances and floating rate certificates of deposit issued by any commercial bank organized under the laws of the United States, any state thereof, the District of Columbia, or its branches or agencies and having capital and surplus in an aggregate amount not less than $500,000,000 (fully protected against currency fluctuations for any such deposits with a term of more than ten (10) days); (c) shares of money market, mutual or similar funds having net assets in excess of $500,000,000 maturing or being due or payable in full not more than one hundred eighty (180) days after the Company's acquisition thereof and the investments of which are limited to investment grade securities (i.e., securities rated at least Baa by Moody's Investors Service, Inc. or at least BBB by Standard & Poor's Ratings Group) and (d) commercial paper of United States banks and bank holding companies and their subsidiaries and United States finance, commercial, industrial or utility companies which, at the time of acquisition, are rated A-1 (or better) by Standard & Poor's Ratings Group or P-1 (or better) by Moody's Investors Service, Inc.; *provided* that the maturities of such Cash Equivalents shall not exceed 365 days.

"**Change of Control**" means the acquisition by any Person, or two or more Persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the Commission under the Securities Exchange Act of 1934) of 30% or more of the outstanding shares of voting stock of the Company.

"**Closing**" is defined in paragraph 2A.

"**Code**" means the Internal Revenue Code of 1986, as amended, reformed or otherwise modified from time to time.

"**Collateral**" means all real and personal property and interests in real and personal property now owned or hereafter acquired by the Company or any of the Company's Domestic Subsidiaries in or upon which a security interest or lien is granted to the Collateral Agent, for the benefit of the Secured Parties, whether under the Security Agreement, under any of the other Collateral Documents or under any of the other Note Documents.

"**Collateral Agent**" means Bank One, NA, a national banking association, in its capacity as contractual representative for itself and the Secured Parties pursuant to the terms of the Intercreditor Agreement and any successor Collateral Agent appointed pursuant to the terms thereof.

"**Collateral Documents**" means the Security Agreement, the Pledge Agreements, the Mortgages and all other security agreements, pledges, powers of attorney, assignments, financing statements, vehicle titles and all other instruments and documents delivered to the Collateral Agent pursuant to paragraph 5P hereof, together with all agreements, instruments and documents referred to therein or contemplated thereby.

"**Commission**" means the Securities and Exchange Commission and any Person succeeding to the functions thereof.

"**Company**" means Wabash National Corporation, a Delaware corporation, and its successors and assigns.

"**Compliance Certificate**" means a certificate substantially in the form of **Exhibit 5A-2** delivered to the Holders by the Company pursuant to the provisions of this Agreement and covering, among other things, its compliance with the financial covenants contained in paragraph 6 and certain other provisions of this Agreement.

"**Confidential Information**" shall mean any written information delivered or made available by or on behalf of the Company or any Subsidiary to a Purchaser or a Transferee (as the case may be) in connection with or pursuant to this Agreement which is proprietary in nature and clearly marked or labeled as being confidential information, but in no event shall include information (i) which was publicly known or otherwise known to such Purchaser or Transferee (as the case may be) at the time of disclosure (except pursuant to disclosure in connection with this Agreement), (ii) which subsequently becomes publicly known through no act or omission by such Purchaser or Transferee (as the case may be), or (iii) which otherwise becomes known to such Purchaser or Transferee, other than through disclosure by the Company or any Subsidiary or any Person who was not under an obligation of confidentiality (known or advised to such Purchaser).

"**Consolidated EBITDA**" means, for any period, on a consolidated basis for the Company and its consolidated Subsidiaries, the sum of the amounts for such period, without duplication, of (i) Consolidated Operating Income, *plus* (ii) charges against income for foreign taxes and U.S. income taxes to the extent deducted in computing Consolidated Operating Income, *plus* (iii) Interest Expense to the extent deducted in computing Consolidated Operating Income, *plus* (iv) depreciation expense to the extent deducted in computing Consolidated Operating Income, *plus* (v) amortization expense, including, without limitation, amortization of goodwill and other intangible assets to the extent deducted in computing Consolidated Operating Income, *plus* (vi) other non-cash charges (in an aggregate amount not in excess of $15,000,000 during any fiscal year of the Company) in accordance with GAAP to the extent deducted in computing Consolidated Operating Income, *minus* (x) the total interest income of the Company and its Subsidiaries to the extent included in computing Consolidated Operating Income *minus* (y) the total tax benefit reported by the Company and its Subsidiaries to the extent included in computing Consolidated Operating Income.

"**Consolidated Equity**" means as of the date of any determination thereof, the total stockholders' equity of the Company and its Subsidiaries on a consolidated basis, all as determined in accordance with GAAP.

"**Consolidated Funded Debt**" means Funded Debt of the Company and its Subsidiaries, determined on a consolidated basis eliminating intercompany items.

"**Consolidated Net Income**" means, with reference to any period, the net income (or loss) of the Company and its Subsidiaries for such period (taken as a cumulative whole), as determined in accordance with GAAP, after eliminating all offsetting debits and credits between the Company and its Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP.

"**Consolidated Operating Income**" means, with reference to any period, the net operating income (or loss) of the Company and its Subsidiaries for such period (taken as a cumulative whole on a consolidated basis) including, without limitation, all restructuring expenses for such period (exclusive of "other income/expenses" as reflected in the Company's consolidated statement of income of the Company and its Subsidiaries for such period and related to non-operating and non-recurring income and expenses), as determined in accordance with GAAP, after eliminating all offsetting debits and credits between the Company and its Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP.

"**Consolidated Priority Debt**" means Priority Debt of the Company and its Subsidiaries, determined on a consolidated basis eliminating intercompany items.

"**Consolidated Tangible Net Worth**" means as of the date of any determination thereof, the arithmetic sum of:

(a) the amount of the capital stock accounts (net of treasury stock, at cost) *plus* (or *minus* in the case of deficit) the surplus and retained earnings of the Company and its Subsidiaries,

PLUS

(b) minority interests and deferred taxes of the Company and its Subsidiaries,

MINUS

(c) the net book value, after deducting any reserves applicable thereto, of all items of the following character which are included in the assets of the Company and its Subsidiaries, to wit:

(i) the incremental increase in an asset resulting from any reappraisal, revaluation or write-up of assets (other than any revaluation or write-up of assets in accordance with GAAP); and

(ii) goodwill, patents, patent applications, permits, trademarks, trade names, copyrights, licenses, franchises, experimental expense, organizational expense, unamortized Indebtedness discount and expense, the excess of cost of shares acquired over book value of related assets and such other assets as are properly classified as "*intangible assets*" acquired by the Company or any Subsidiary after December 1, 1996 to the extent and in the amount by which the fair market value thereof is in excess of 10% of Consolidated Total Assets as of any date of determination of Consolidated Total Assets;

all determined in accordance with GAAP.

"**Consolidated Tax Adjusted Equity**" means as of the date of any determination thereof, Consolidated Equity plus the cumulative federal, state and local income tax benefit reported by the Company in accordance with GAAP.

"**Consolidated Total Assets**" means as of the date of any determination thereof, total assets of the Company and its Subsidiaries determined on a consolidated basis in accordance with GAAP.

"**Consolidated Total Capitalization**" means as of the date of any determination thereof, the sum of (a) Consolidated Funded Debt *plus* (b) Consolidated Tangible Net Worth.

"**Contaminant**" means any waste, pollutant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or petroleum-derived substance or waste, asbestos, polychlorinated biphenyls ("*PCBs*"), or any constituent of any such substance or waste, and includes but is not limited to these terms as defined in Environmental, Health or Safety Requirements of Law.

"**Contingent Obligation**", as applied to any Person, means any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such Indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such Indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation;

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of any other Person to make payment of the Indebtedness or obligation; or

(d) otherwise to assure the owner of such Indebtedness or obligation against loss in respect thereof.

In any computation of the Indebtedness or other liabilities of the obligor under any Contingent Obligation, the Indebtedness or other obligations that are the subject of such Contingent Obligation shall be assumed to be direct obligations of such obligor.

"**Contractual Obligation**", as applied to any Person, means any provision of any equity or Indebtedness securities issued by that Person or any indenture, mortgage, deed of trust, security agreement, pledge agreement, guaranty, contract, undertaking, agreement or instrument, in any case in writing, to which that Person is a party or by which it or any of its properties is bound, or to which it or any of its properties is subject.

"**Controlled Group**" means the group consisting of (a) any corporation which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as the Company; (b) a partnership or other trade or business (whether or not incorporated) which is under common control (within the meaning of Section 414(c) of the Code) with the Company; and (c) a member of the same affiliated service group (within the meaning of Section 414(m) of the Code) as the Company, any corporation described in clause (a) above or any partnership or trade or business described in clause (b) above.

"**Credit Agreement**" means the Amended and Restated Credit Agreement dated as of April 11, 2002, among the Company, the financial institutions from time to time party thereto as lenders and Bank One, Indiana, N.A. as Administrative Agent, as amended from time to time in accordance with paragraph 6B(t) hereof.

"**Customary Permitted Liens**" means:

(a) Liens (other than Environmental Liens and Liens in favor of the IRS or the PBGC) with respect to the payment of taxes, assessments or governmental charges in all cases which are not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with GAAP;

(b) statutory Liens of landlords and Liens of suppliers, mechanics, carriers, materialmen, warehousemen or workmen and other similar Liens imposed by law created in the ordinary course of business for amounts not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with GAAP;

(c) Liens (other than Environmental Liens and Liens in favor of the IRS or the PBGC) incurred or deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance or other types of social security benefits or to secure the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), surety, appeal and performance bonds; provided that (A) all such Liens do not in the aggregate materially detract from the value of assets or property of the Company and its Subsidiaries taken as a whole or materially impair the use thereof in the operation of their businesses taken as a whole, and (B) all Liens securing bonds to stay judgments or in connection with appeals that do not secure at any time an aggregate amount exceeding $5,000,000;

(d) Liens arising with respect to zoning restrictions, easements, licenses, reservations, covenants, rights-of-way, utility easements, building restrictions and other similar charges or encumbrances on the use of real property which do not interfere in any material respect with the ordinary conduct of the business of the Company or any Subsidiary of the Company;

(e) Liens of attachment or judgment with respect to judgments, writs or warrants of attachment, or similar process against the Company or any Subsidiary of the Company which do not constitute a Default under paragraph 7A;

(f) Liens arising from leases, subleases or licenses granted to others which do not interfere in any material respect with the business of the Company or any Subsidiary of the Company; and

(g) any interest or title of the lessor in the property subject to any operating lease entered into by the Company or any Subsidiary of the Company in the ordinary course of business.

"**Default**" means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

"**Default Rate**" means that rate of interest that is the greater of (a) 13.29% per annum or (b) 2% over the rate of interest publicly announced by Morgan Guaranty Bank of New York in New York City, New York as its "base" or "prime" rate.

"**Disqualified Stock**" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after March 30, 2004.

"**DOL**" means the United States Department of Labor and any Person succeeding to the functions thereof.

"**Dollar**" and "**$**" means dollars in the lawful currency of the United States of America.

"**Domestic Subsidiary**" means a Subsidiary organized under the laws of a jurisdiction located in the United States of America, including, without limitation, those Subsidiaries identified as "Domestic Subsidiaries" on Schedule 8A hereto.

"**Environmental, Health or Safety Requirements of Law**" means all Requirements of Law derived from or relating to federal, state and local laws or regulations relating to or addressing pollution or protection of the environment, or protection of worker health or safety, including, but not limited to, the Comprehensive Environmental Response,

Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Occupational Safety and Health Act of 1970, 29 U.S.C. § 651 et seq., and the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq., in each case including any amendments thereto, any successor statutes, and any regulations or guidance promulgated thereunder, and any state or local equivalent thereof.

"**Environmental Laws**" means any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"**Environmental Lien**" means a lien in favor of any Governmental Authority for (a) any liability under Environmental, Health or Safety Requirements of Law, or (b) damages arising from, or costs incurred by such Governmental Authority in response to, a Release or threatened Release of a Contaminant into the environment.

"**Environmental Property Transfer Act**" means any applicable requirement of law that conditions, restricts, prohibits or requires any notification or disclosure triggered by the closure of any property or the transfer, sale or lease of any property or deed or title for any property for environmental reasons, including, but not limited to, any so-called "Industrial Site Recovery Act" or "Responsible Property Transfer Act."

"**Equity Interests**" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (including any Indebtedness security that is convertible into, or exchangeable for, Capital Stock).

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended from time to time including (unless the context otherwise requires) any rules or regulations promulgated thereunder.

"**ERISA Affiliate**" means any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under Section 414 of the Code.

"**Event of Default**" shall mean any of the events specified in paragraph 7A, provided that there has been satisfied any requirement in connection with such event for the giving of notice, or the lapse of time, or the happening of any further condition, event or act, and "**Default**" shall mean any of such events, whether or not any such requirement has been satisfied.

"**Excess Cash Flow**" means, without duplication, for any fiscal quarter of the Company, an amount equal to:

(a) the sum of cash and Cash Equivalents of the Company and its Subsidiaries on the last day of such fiscal quarter;

plus (b) Available Liquidity on the last day of such fiscal quarter;

minus (c) the Projected Liquidity Amount on the last day of such fiscal quarter;

minus (d) $5,000,000.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Existing Letters of Credit**" is defined in the Credit Agreement.

"**Finance Contracts**" means any chattel paper originated by the Company or any of its Subsidiaries pursuant to a bona fide sale transaction in the ordinary course of business with a customer or any Subsidiary.

"**First Tier Foreign Subsidiary**" means each Foreign Subsidiary with respect to which any one or more of the Company or its Domestic Subsidiaries directly owns or controls more than 50% of such Foreign Subsidiary's Capital Stock.

"**Fleet Lease Transaction**" means (i) the lease transaction among Wabash Statutory Trust – 2000 as lessor and Apex Trailer Leasing & Rentals, L.P. as lessee under that certain Amended and Restated Equipment Lease dated as of March 30, 2001, as amended, restated, supplemented or otherwise modified from time to time and (ii) the lease transaction among Fleet Capital Corporation (as successor to BancBoston Leasing, Inc.) as lessor and Apex Trailer Leasing & Rentals, L.P. as lessee under that certain Master Lease Agreement dated as of September 5, 1997, as amended, restated, supplemented or otherwise modified from time to time and all other instruments and documents related thereto.

"**Foreign Employee Benefit Plan**" means any employee benefit plan as defined in Section 3(3) of ERISA which is maintained or contributed to for the benefit of the employees of the Company, any of its Subsidiaries or any members of its Controlled Group and is not covered by ERISA pursuant to ERISA Section 4(b)(4).

"**Foreign Pension Plan**" means any employee benefit plan as described in Section 3(3) of ERISA which (a) is maintained or contributed to for the benefit of employees of the Company, any of its Subsidiaries or any of its ERISA Affiliates, (b) is not covered by ERISA pursuant to Section 4(b)(4) of ERISA, and (c) under applicable local law, is required to be funded through a trust or other funding vehicle.

"**Foreign Subsidiary**" means a Subsidiary of the Company which is not a Domestic Subsidiary.

"**Fruehauf Preferred Stock**" means the Series A 6% Cumulative Convertible Exchangeable Preferred Stock of the Company.

"**Funded Debt**" of any Person means all Indebtedness of such Person which would, in accordance with GAAP, constitute long-term Indebtedness, including, without limitation (a) all Indebtedness of such Person for borrowed money or which has been incurred in connection with the acquisition of assets in each case having a final maturity of more than one year from the date of origin thereof (or which is renewable or extendible at the option of the obligor for a period or periods more than one year from the date of origin), including in any event all payments in respect thereof that are required to be made within one year from the date of any determination of Funded Debt, whether or not the obligation to make such payments shall constitute a current liability of the obligor under GAAP, and all Indebtedness of such Person outstanding under any revolving credit, line of credit, commercial extension of credit or similar agreement between such Person and an Institutional Investor which is classified as long-term in accordance with GAAP, (b) all Capitalized Rentals of such Person, (c) all Guaranties by such Person of Funded Debt of others, and (d) all Indebtedness of such Person outstanding under any revolving credit, line of credit, commercial extension of credit or similar agreement between such Person and an Institutional Investor, whether or not classified as long-term or short-term Indebtedness, if, during the 365-day period immediately preceding the date of any determination of Funded Debt of such Person, there shall not have been a period of at least 30 consecutive days during which Indebtedness of such Person outstanding under such revolving credit, line of credit, commercial extension of credit or similar agreement is equal to zero, in which event there shall be included in such determination of Funded Debt an amount equal to the highest aggregate amount of all such Indebtedness outstanding during any period of 30 consecutive days selected by such Person during such preceding 365-day period.

"**GAAP**" means generally accepted accounting principles as in effect from time to time in the United States, applied in a manner consistent with those used in preparing the financial statements referred to in paragraph 5A(a) hereof.

"**Governmental Acts**" is defined in the Credit Agreement.

"**Governmental Authority**" means any nation or government, any foreign, federal, state, local or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"**Guarantor**" means each Initial Guarantor and each other Domestic Subsidiary that executes and delivers a Note Guaranty, and in each case their respective successors and assigns.

"**Guaranty**" means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such Indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such Indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation;

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of any other Person to make payment of the Indebtedness or obligation; or

(d) otherwise to assure the owner of such Indebtedness or obligation against loss in respect thereof.

In any computation of the Indebtedness or other liabilities of the obligor under any Guaranty, the Indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

"**Hazardous Material**" means any and all pollutants, toxic or hazardous wastes or any other substances that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, prohibited or penalized by any applicable law (including, without limitation, asbestos, urea formaldehyde foam insulation and polychlorinated biphenyls).

"**Hedging Obligations**" of a Person means any and all obligations of such Person, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (a) any and all agreements, devices or arrangements designed to protect at least one of the parties thereto from the fluctuations of interest rates, commodity prices, exchange rates or forward rates applicable to such party's assets, liabilities or exchange transactions, including, but not limited to, dollar-denominated or cross-currency interest rate exchange agreements, forward currency exchange agreements, interest rate cap or collar protection agreements, forward rate currency or interest rate options, puts and warrants, and (b) any and all cancellations, buy backs, reversals, terminations or assignments of any of the foregoing.

"**holder**" or "**Holder**" means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to paragraph 11D.

"**including**" shall mean, unless the context clearly requires otherwise, "including without limitation".

"**Indebtedness**" means, with respect to any Person, without duplication,

(a) its liabilities for borrowed money, including reimbursement obligations (contingent or otherwise) with respect to letters of credit;

(b) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including, without limitation, all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(c) its Capitalized Lease Obligations;

(d) all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(e) its Off-Balance Sheet Liabilities;

(f) its Receivables Facility Attributed Indebtedness; and

(g) any Contingent Obligation of such Person with respect to liabilities of a type described in any of clauses (a) through (f) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (a) through (g) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP. In no event shall Indebtedness include Unfunded Liabilities of any Plan of the Company and its Subsidiaries, which amount, as of December 31, 2001, was zero.

"**Initial Guarantors**" means each Domestic Subsidiary (other than WNC, WNC Receivables Management Corp., WNC Funding LLC and WNC Funding Manager Corp.) in existence on the Closing.

"**Institutional Investor**" means (a) any original purchaser of a Note, (b) any holder of a Note holding more than 5% of the aggregate principal amount of the Notes then outstanding, and (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form.

"**Intercreditor Agreement**" means the Intercreditor and Collateral Agency Agreement dated as of the Closing among the Collateral Agent, the Administrative Agent and the Secured Parties, as such agreement may be amended, restated, supplemented (including by way of joinder of additional parties thereto in accordance with its terms) or otherwise modified from time to time.

"**Interest Coverage Ratio**" means, as of any date the same is to be determined, the ratio of (a) Consolidated EBITDA as of such date for (i) in the case of calculating Consolidated EBITDA for each relevant month in the Company's fiscal year ending on or about December 31, 2002, the cumulative period of months ending on and after April 30, 2002 and (ii) in the case of calculating Consolidated EBITDA for each month thereafter, the period of four consecutive fiscal quarters then ending to (b) Interest Expense during the same applicable periods.

"**Interest Expense**" means, for any period, the total interest expense of the Company and its consolidated Subsidiaries, whether paid or accrued (including the total interest expense under the Permitted Receivables Transfer), including interest expense not payable in cash (including amortization or write-off of Indebtedness discount and Indebtedness issuance costs and commissions and discounts and other fees and charges associated with Indebtedness (including the Obligations)), all as determined in conformity with GAAP.

"**Interest Rate Agreements**" is defined in paragraph 6B(p) hereof.

"**Investment**" means, with respect to any Person, (a) any purchase or other acquisition by that Person of any Indebtedness, Equity Interests or other securities, or of a beneficial interest in any Indebtedness, Equity Interests or other securities, issued by any other Person, (b) any purchase by that Person of all or substantially all of the assets of a business conducted by another Person, and (c) any loan, advance (other than deposits with financial institutions available for withdrawal on demand, prepaid expenses, accounts receivable, advances to employees and similar items made or incurred in the ordinary course of business) or capital contribution by that Person to any other Person, including all Indebtedness to such Person arising from a sale of property by such Person other than in the ordinary course of its business.

"**IRS**" means the Internal Revenue Service and any Person succeeding to the functions thereof.

"Lafayette Property" means all of the real property owned by Wabash National, L.P. in Lafayette, Indiana which includes the central offices and manufacturing facilities of the Company.

"**L/C Obligations**" is defined in the Credit Agreement.

"**Lenders**" means the lending institutions listed on the signature pages of the Credit Agreement, including the Issuing Lender (as defined in the Credit Agreement) and their respective successors and assigns.

"**Letter(s) of Credit**" is defined in the Credit Agreement.

"**Leverage Valuation Ratio**" means, as of any date the same is to be determined, the ratio of (a) the sum of the aggregate outstanding principal amount of the Obligations, the Series A Obligations, the Series C-H Obligations and the Indebtedness (excluding L/C Obligations) under the Credit Agreement to (b) Consolidated Total Assets only to the extent consisting of cash and Cash Equivalents, net inventory, net prepaid and other expenses and net property, plant and equipment as of such date, in all cases as determined in accordance with GAAP.

"**Lien**" means any lien (statutory or other), mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance or preference, priority or security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or lessor under any conditional sale, Capitalized Lease or other title retention agreement).

"**Loan(s)**" is defined in the Credit Agreement.

"**Loan Parties**" means the Company and each of the Guarantors.

"**Margin Stock**" shall have the meaning ascribed to such term in Regulation U.

"**Material**" means material in relation to the business, operations, affairs, financial condition, assets, properties or prospects of the Company and its Subsidiaries taken as a whole.

"**Material Adverse Effect**" means a material adverse effect upon (a) the business, condition (financial or otherwise), operations, performance, Properties or prospects of the Company and its Subsidiaries taken as a whole, (b) the ability of the Company and its Subsidiaries to perform their respective obligations under the Note Documents, or (c) the ability of the Holders to enforce the Obligations in any material respect.

"**Material Real Estate Property**" means each individual parcel of property owned by the Company or its Domestic Subsidiaries that has a net book value in excess of $3,000,000, excluding therefrom any parcels that are anticipated to be included in the SunTrust Sale Leaseback.

"**Mortgages**" means the mortgages and deeds of trust from time to time executed by one or more of the Loan Parties in favor of the Collateral Agent for the benefit of the Holders and the other Secured Parties, as amended, restated, supplemented or otherwise modified from time to time.

"**Multiemployer Plan**" means a "Multiemployer Plan" as defined in Section 4001(a)(3) of ERISA which is, or within the immediately preceding six (6) years was, contributed to by either the Company or any member of the Controlled Group.

"**National City Lease Transaction**" means the lease transaction among National City Leasing Corporation as lessor and Apex Trailer Leasing & Rentals, L.P. (as successor to Wabash National Finance Corporation) as lessee under that certain Master Equipment Lease Agreement No. 07008 dated as of December 30, 1996, as amended, restated, supplemented or otherwise modified from time to time.

"**Note Documents**" means this Agreement, the Notes, the Note Guaranty, the Collateral Documents and all other documents, instruments and agreements executed in connection therewith or contemplated thereby, including the letter agreement regarding fees among the Administrative Agent, the Collateral Agent and the Company, in each case as the same may be amended, restated or otherwise modified and in effect from time to time.

"**Note Guaranty**" is defined in paragraph 1B.

"**Notes**" is defined in paragraph 1A.

"**Obligations**" means all Notes, advances, Indebtedness, liabilities, obligations, covenants and duties owing by the Company to any Holder, any Affiliate of any of the foregoing or any Indemnitee, of any kind or nature, present or future, arising under this Agreement, the Notes or any other Note Document, whether or not evidenced by any note, guaranty or other instrument, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, guaranty, indemnification, or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired. The term includes, without limitation, all interest, charges, expenses, fees, attorneys' fees and disbursements, paralegals' fees (in each case whether or not allowed), and any other sum chargeable to the Company under this Agreement or any other Note Document.

"**Off-Balance Sheet Liabilities**" of a Person means (a) any repurchase obligation or liability of such Person or any of its Subsidiaries with respect to accounts or notes receivable sold by such Person or any of its Subsidiaries, (b) any liability of such Person or any of its Subsidiaries under any sale and leaseback transactions which do not create a liability on the consolidated balance sheet of such Person, (c) any liability of such person or any of its Subsidiaries under any so-called "synthetic" lease transaction, or (d) any obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the consolidated balance sheets of such Person and its Subsidiaries.

"**Officer's Certificate**" means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.

"**Original Credit Agreement**" means the Credit Agreement dated as of September 30, 1997 among the Company, the financial institutions parties thereto and the Administrative Agent, as amended by Amendment No. 1 dated as of January 30, 1998, Amendment No. 2 dated as of September 30, 1999 and Amendment No. 3 dated as of November 30, 2000.

"**Original Note Guaranty**" is defined in paragraph 1B.

"**Original Note Purchase Agreement**" is defined in paragraph 1A.

"**Original Notes**" is defined in paragraph 1A.

"**Originators**" means Wabash National, L.P. and NOAMTC, Inc., in their capacities as parties to the Receivables Sale Agreement.

"**PBGC**" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

"**Permitted Acquisition**" means any Acquisition made by the Company or any of its Subsidiaries provided that: (a) as of the date of such Acquisition, no Default or Event of Default shall have occurred and be continuing or would result from such Acquisition or from the incurrence of any Indebtedness in connection with such Acquisition; (b) prior to the date of such Acquisition, such Acquisition shall have been approved by the board of directors and, if applicable, the shareholders of the Person whose stock or assets are being acquired in connection with such Acquisition and no claim or challenge has been asserted or threatened by any shareholder or director of such Person which could reasonably be expected to have a material adverse effect on such Acquisition or a Material Adverse Effect; (c) as of the date of any such Acquisition, all approvals required in connection with such Acquisition shall have been obtained and (d) the Purchase Price paid or payable to the Company and its Subsidiaries for all Permitted Acquisitions during any fiscal year of the Company shall not exceed $2,500,000.

"**Permitted Existing Contingent Obligations**" means the Contingent Obligations of the Company and its Subsidiaries identified as such on **Schedule 8D** to this Agreement.

"**Permitted Existing Indebtedness**" means the Indebtedness of the Company and its Subsidiaries identified as such on **Schedule 8D** to this Agreement.

"**Permitted Existing Investments**" means the Investments of the Company and its Subsidiaries identified as such on **Schedule 8D** to this Agreement.

"**Permitted Existing Liens**" means the Liens on assets of the Company or its Subsidiaries identified as such on **Schedule 8D** to this Agreement.

"**Permitted Receivables Transfer**" means (i) a sale or other transfer by any Originator to WNC of "Receivables," and "Collections" under, and as such terms are defined in, the Receivables Sale Agreement, in accordance with the terms of the Receivables Sale Agreement, and/or (ii) a sale by WNC to purchasers of "Purchaser Interests" under, and as such term is defined in, the Receivables Purchase Agreement, in accordance with the terms of the Receivables Purchase Agreement.

"**Person**" means any individual, corporation, firm, enterprise, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company or other entity of any kind, or any government or political subdivision or any agency, department or instrumentality thereof.

"**Plan**" means an employee benefit plan defined in Section 3(3) of ERISA in respect of which the Company or any member of the Controlled Group is, or within the immediately preceding six (6) years was, an "employer" as defined in Section 3(5) of ERISA.

"**Pledge Agreements**" means the pledge agreements from time to time executed pursuant to the terms of clause (a) and clause (b) of paragraph 5P in favor of the Collateral Agent for the benefit of the Secured Parties, as amended, restated, supplemented or otherwise modified from time to time.

"**Priority Debt**" means (i) all Indebtedness of the Company or any Subsidiary secured by a Lien on any property of the Company or any Subsidiary, excluding Indebtedness secured by Liens permitted by clauses (i), (ii), (iii), (iv), (vi) and (vii) of paragraph 6B(c), but including Indebtedness secured by Liens permitted by clause (v) of paragraph 6B(c), and (ii) all unsecured Indebtedness of Subsidiaries other than Indebtedness of a Subsidiary to the Company.

"**Projected Liquidity Amount**" means, for any period, the applicable amount so designated for such period in the Company's "Covenant Case Projection" as set forth in Schedule B19 to this Agreement.

"**Property**" of a Person means any and all property, whether real, personal, tangible, intangible, or mixed, of such Person, or other assets owned, leased or operated by such Person.

"**Pruco**" shall mean Pruco Life Insurance Company.

"**Prudential**" shall mean The Prudential Insurance Company of America.

"**Prudential Affiliate**" shall mean any Affiliate of Prudential.

"Purchase Price" means the total consideration and other amounts payable in connection with any Acquisition, including, without limitation, any portion of the consideration payable in cash, the value of any Capital Stock or other equity interests of the Company or any Subsidiary issued as consideration for such Acquisition, all Indebtedness and other monetary liabilities incurred or assumed in connection with such Acquisition and all transaction costs and expenses incurred in connection with such Acquisition.

"**QPAM Exemption**" means Prohibited Transaction Class Exemption 84-14 issued by the United States Department of Labor.

"**Real Estate Instruments**" is defined in paragraph 5P(d).

"**Receivables Facility Attributed Indebtedness**" means the amount of obligations outstanding under a receivables purchase facility on any date of determination that would be characterized as principal if such facility were structured as a secured lending transaction rather than as a purchase.

"**Receivables Purchase Agreement**" means that certain Receivables Purchase and Servicing Agreement dated as of April 11, 2002 among WNC, as seller, Wabash Financing LLC, as servicer, WNC Receivables Management Corporation, as independent member, General Electric Capital Corporation, as sole initial purchaser and as agent, and the other purchasers from time to time party thereto, as such agreement may be amended, restated or otherwise modified from time to time, or any replacement or substitution therefor.

"**Receivables Purchase Documents**" means the Receivables Sale Agreement and the Receivables Purchase Agreement.

"**Receivables Sale Agreement**" means that certain Receivables Sale and Contribution Agreement, dated as of April 11, 2002, by and among the Company, Wabash National, L.P., NOAMTC, Inc., and WNC, as such agreement may be amended, restated or otherwise modified from time to time, or any replacement or substitution therefor.

"**Regulation T**" means Regulation T of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by and to brokers and dealers of securities for the purpose of purchasing or carrying margin stock (as defined therein).

"**Regulation U**" means Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks and nonbank, nonbroker lenders for the purpose of purchasing or carrying Margin Stock.

"**Regulation X**" means Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by foreign lenders for the purpose of purchasing or carrying margin stock (as defined therein).

"**Release**" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including the movement of Contaminants through or in the air, soil, surface water or groundwater.

"**Released Parties**" shall have the meaning assigned thereto in paragraph 11T.

"**Reportable Event**" means a reportable event as defined in Section 4043 of ERISA and the regulations issued under such section, with respect to a Plan, excluding, however, such events as to which the PBGC by regulation waived the requirement of Section 4043(a) of ERISA that it be notified within 30 days after such event occurs, provided, however, that a failure to meet the minimum funding standards of Section 412 of the Code and of Section 302 of ERISA shall be a Reportable Event regardless of the issuance of any such waiver of the notice requirement in accordance with either Section 4043(a) of ERISA or Section 412(d) of the Code.

"**Required Holder(s)**" means, at any time, the holders of at least 51% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates and exclusive of the Yield-Maintenance Notes).

"**Required Secured Parties**" shall have the meaning assigned thereto in the Intercreditor Agreement.

"**Requirements of Law**" means, as to any Person, the charter and by-laws or other organizational or governing documents of such Person, and any law, rule or regulation, or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject including, without limitation, the Securities Act of 1933, the Securities Exchange Act 1934, Regulations T, U and X promulgated by the Board of Governors of the Federal Reserve System, ERISA, the Fair Labor Standards Act, the Worker Adjustment and Retraining Notification Act, Americans with Disabilities Act of 1990, and any certificate of occupancy, zoning ordinance, building, environmental or land use requirement or permit or environmental, labor, employment, occupational safety or health law, rule or regulation, including Environmental, Health or Safety Requirements of Law.

"**Responsible Officer**" means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this agreement.

"**Restricted Payment**" means (i) any dividend or other distribution, direct or indirect, on account of any Equity Interests of the Company now or hereafter outstanding, except a dividend payable solely in the Company's Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock, (ii) any redemption, retirement, purchase or other acquisition for value, direct or indirect, of any Equity Interests of the Company or any of its Subsidiaries now or hereafter outstanding, other than in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than Disqualified Stock), (iii) any redemption, purchase, retirement, defeasance, prepayment or other acquisition for value, direct or indirect, of any Indebtedness prior to the stated maturity thereof, other than the Obligations and (iv) any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any Indebtedness (other than the Obligations) or any Equity Interests of the Company or any of the Company's Subsidiaries, or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission.

"**Restructuring Transaction**" means the transactions contemplated by this Agreement, the Series A Note Purchase Agreements, the Series C-H Note Purchase Agreements and the Credit Agreement which include the extension of the maturities of the Original Notes, the execution and delivery of the Collateral Documents, the execution and delivery of the Permitted Receivables Transfer, the amendments and/or waivers to the Fleet Lease Transaction and all transactions relating thereto.

"**Revolving Lender**" means any Lender with a Revolving Loan Commitment.

"**Revolving Loan**" means a loan by a Lender to the Company as part of a Revolving Advance.

"**Revolving Loan Commitment**" is defined in the Credit Agreement.

"**Revolving Note**" is defined in the Credit Agreement.

"**Secured Obligations**" has the meaning ascribed to such term in the Intercreditor Agreement.

"**Secured Parties**" has the meaning ascribed to such term in the Intercreditor Agreement.

"**Securities Act**" means the Securities Act of 1933, as amended from time to time.

"**Security Agreement**" means that certain Security Agreement dated as of the Closing executed by the Company and the Initial Guarantors in favor of the Collateral Agent for the benefit of the Secured Parties, as amended, restated, supplemented or otherwise modified from time to time.

"**Senior Financial Officer**" means the chief financial officer, principal accounting officer, treasurer or comptroller of the Company.

"**Senior Funded Debt**" of any Person means Funded Debt of such Person which is not expressed to be subordinate or junior in rank to any other Funded Debt of such Person.

"**Senior Notes**" means $192,000,000 aggregate principal amount of the Company's Senior Notes, Series A and Series C through I, due 2004-2008.

"**Series A Note Purchase Agreements**" means the separate and several Amended and Restated Note Purchase Agreements each dated as of April 12, 2002 among the Company and the institutional investors named therein relating to the Series A Senior Notes of the Company.

"**Series A Obligations**" means the "Obligations" as defined in the Series A Note Purchase Agreements.

"**Series C-H Note Purchase Agreements**" means the separate and several Amended and Restated Note Purchase Agreements each dated as of April 12, 2002 among the Company and the institutional investors named therein relating to the Series C-H Senior Notes of the Company.

"**Series C-H Obligations**" means the "Obligations" as defined in the Series C-H Note Purchase Agreements.

"**Series I Note Principal Allocation**" means, at any time, the percentage determined by dividing (a) the outstanding principal amount of the Notes (other than the Yield-Mantenance Notes) as of such time, by (b) the sum of (i) the outstanding principal amount of the Senior Secured Notes (other than the Deferral Fee Notes and the Make-Whole Notes)(as each such term is defined in the Intercreditor Agreement), and (ii) the sum of (1) the outstanding principal amount of all of the Term Loans (other than the PIK Notes) plus (2) the amount then available for drawing under all Term Letters of Credit plus (3) the amount of unpaid reimbursement obligations with respect to drawings under all Term Letters of Credit (as each such term is defined in the Credit Agreement as in effect at the Closing).

"**Significant Real Estate Property**" means each individual parcel of property owned by the Company or its Domestic Subsidiaries that has a net book value in excess of $1,000,000 and less than $3,000,000, excluding therefrom any parcels that are anticipated to be included in the SunTrust Sale Leaseback.

"**Single Employer Plan**" means a Plan maintained by the Company or any member of the Controlled Group for employees of the Company or any member of the Controlled Group.

"**Subordinated Indebtedness**" means, for any period, on a consolidated basis for the Company and its Subsidiaries, the sum of Indebtedness of such Persons the payment of which is subordinated to the payment of the Secured Obligations to the written satisfaction of the Required Holder(s).

"**Subsidiary**" of a Person means (a) any corporation more than 50% of the outstanding securities having ordinary voting power of which shall at the time be owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, or (b) any company, partnership, limited liability company, association, joint venture or similar business organization more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled. Unless otherwise expressly provided, all references herein to a "Subsidiary" shall mean a direct or indirect Subsidiary of the Company.

"**SunTrust Sale Leaseback**" means that certain sale and leaseback of certain real property owned by the Company and/or certain of its Domestic Subsidiaries to be effected pursuant to that certain engagement letter agreement between the Company and SunTrust Robinson Humphrey dated February 1, 2002.

"**Tangible Assets**" means as of the date of any determination thereof, with respect to any Person, total assets of such Person in accordance with GAAP, but excluding therefrom goodwill, patents, patent applications, permits, trademarks, trade names, copyrights, licenses, franchises, experimental expense, organizational expense, unamortized Indebtedness discount and expense, the excess of cost of shares acquired over book value of related assets and such other assets as are properly classified as "intangible assets" in accordance with GAAP.

"**Term Letter(s) of Credit**" is defined in the Credit Agreement.

"**Term Loans**" is defined in the Credit Agreement.

"**Term Loan Lender**" is defined in the Credit Agreement.

"**Term Note**" is defined in the Credit Agreement.

"**Termination Event**" means (i) a Reportable Event with respect to any Benefit Plan; (ii) the withdrawal of the Company or any member of the Controlled Group from a Benefit Plan during a plan year in which the Company or such Controlled Group member was a "substantial employer" as defined in Section 4001(a)(2) of ERISA or the cessation of operations which results in the termination of employment of twenty percent (20%) of Benefit Plan participants who are employees of the Company or any member of the Controlled Group; (iii) the imposition of an obligation on the Company or any member of the Controlled Group under Section 4041 of ERISA to provide affected parties written notice of intent to terminate a Benefit Plan in a distress termination described in Section 4041(c) of ERISA; (iv) the institution by the PBGC of proceedings to terminate a Benefit Plan; (v) any event or condition which could reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Benefit Plan; or (vi) the partial or complete withdrawal of the Company or any member of the Controlled Group from a Multiemployer Plan.

"**Transfer**" means, with respect to any property, the sale, exchange, conveyance, lease, transfer or other disposition of such property.

"Transferee" means any direct or indirect transferee of all or any part of any Note issued to any Purchaser under this Agreement.

"**Unfunded Liabilities**" means the amount (if any) by which the present value of all vested and unvested accrued benefits under all Single Employer Plans exceeds the fair market value of all such Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plans using PBGC actuarial assumptions for single employer plan terminations.

"**Value**" means, with respect to any property on any date, the greater of the book value of such property on such date or the fair market value of such property on such date.

"**Wholly-Owned Subsidiary**" means, at any time, any Subsidiary one hundred percent (100%) of all of the equity interests (except directors' qualifying shares) and voting interests of which are owned by any one or more of the Company and the Company's other Wholly-Owned Subsidiaries at such time.

"**WNC**" means WNC Receivables LLC, a Delaware limited liability company and a wholly-owned Subsidiary of the Company.

"**Yield-Maintenance Notes**" is defined in paragraph 3G.

10C. Accounting Principles, Terms and Determinations. All references in this Agreement to "generally accepted accounting principles" shall be deemed to refer to generally accepted accounting principles in effect in the United States at the time of application thereof. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all determinations with respect to accounting matters hereunder shall be made, and all unaudited financial statements and certificates and reports as to financial matters required to be furnished hereunder shall be prepared, in accordance with generally accepted accounting principles applied on a basis consistent with the most recent audited financial statements delivered pursuant to clause (iii) of paragraph 5A(a) or, if no such statements have been so delivered, the most recent audited financial statements referred to in clause (i) of paragraph 8B. Any reference herein to any specific law, statute, rule or regulation shall refer to such law, statute, rule or regulation as the same may be may be modified, amended or replaced from time to time.

11. MISCELLANEOUS.

11A. Note Payments. The Company agrees that, so long as any Purchaser shall hold any Note, it will make payments of principal of, interest on, and any Yield-Maintenance Amount payable with respect to, such Note, which comply with the terms of this Agreement, by wire transfer of immediately available funds for credit (not later than 12:00 noon, New York City local time, on the date due) to the account or accounts of such Purchaser specified in the Purchaser Schedule attached hereto or such other account or accounts in the United States as such Purchaser may from time to time designate in writing, notwithstanding any contrary provision herein or in any Note with respect to the place of payment. Each Purchaser agrees that, before disposing of any Note, it will make a notation thereon (or on a schedule attached thereto) of all principal payments previously made thereon and of the date to which interest thereon has been paid. The Company agrees to afford the benefits of this paragraph 11A to any Transferee which shall have made the same agreement as the Purchasers have made in this paragraph 11A.

11B. Expenses. The Company agrees, whether or not the transactions contemplated hereby shall be consummated, to pay, and save Prudential, each Purchaser and any Transferee harmless against liability for the payment of, all reasonable expenses arising in connection with such transactions, including (i) all document production and duplication charges and the fees and expenses of any special counsel engaged by the Purchasers or any Transferee in connection with this Agreement or the Collateral Documents, the transactions contemplated hereby and thereby and any subsequent proposed modification of, or proposed consent under, this Agreement or the Collateral Documents, whether or not such proposed modification shall be effected or proposed consent granted, (ii) the costs and expenses, including attorneys' fees, incurred by any Purchaser or any Transferee in enforcing (or determining whether or how to enforce) any rights under this Agreement, the Notes or the Collateral Documents or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement or the Collateral Documents or the transactions contemplated hereby and thereby or by reason of any Purchaser's or any Transferee's having acquired any Note, including without limitation costs and expenses (including financial advisors' fees) incurred in any bankruptcy case or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Notes, including without limitation, the reasonable professional fees and expenses of Ernst & Young, LLP incurred in connection with its engagement to assist the Holders in their evaluation of the projections, business assumptions and other financial information presented by the Company in connection with the transactions contemplated herein. All such reasonable fees, costs and expenses incurred after the Closing shall be paid by the Company on a monthly basis. The obligations of the Company under this paragraph 11B shall survive the transfer of any Note or portion thereof or interest therein by any Purchaser or any Transferee, the payment of any Note, the enforcement, amendment or waiver of any provision of this Agreement, the Notes, or the Collateral Documents and the termination of this Agreement.

11C. Consent to Amendments. This Agreement may be amended, and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, if the Company shall obtain the written consent to such amendment, action or omission to act, of the Required Holder(s) of the Notes except that, (i) with the written consent of the holders of all Notes at the time outstanding, the Notes may be amended or the provisions thereof waived to change the maturity thereof, to change or affect the principal thereof, or to change or affect the rate or time of payment of interest on or any Yield-Maintenance Amount payable with respect to the Notes, and (ii) without the written consent of the holder or holders of all Notes at the time outstanding, no amendment to or waiver of the provisions of this Agreement shall (a) change or affect the provisions of paragraph 7A or this paragraph 11C insofar as such provisions relate to proportions of the principal amount of the Notes, or the rights of any individual holder of Notes, required with respect to any declaration of Notes to be due and payable or with respect to any consent, amendment, waiver or declaration, (b) release all or substantially all of the Collateral or (c) release any Guarantor from its obligations under the Note Guaranty or the Collateral Documents. Each holder of any Note at the time or thereafter outstanding shall be bound by any consent authorized by this paragraph 11C, whether or not such Note shall have been marked to indicate such consent, but any Notes issued thereafter may bear a notation referring to any such consent. No course of dealing between the Company and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note. As used herein and in the Notes, the term "**this Agreement**" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

11D. Form, Registration, Transfer and Exchange of Notes; Lost Notes. The Notes are issuable as registered notes without coupons in denominations of at least $1,000,000, except as may be necessary to reflect any principal amount not evenly divisible by $1,000,000; provided, however, that no such minimum denomination shall apply to Notes issued upon transfer by any holder of the Notes to Prudential or Prudential Affiliates or to any other entity or group of affiliates with respect to which the Notes so issued or transferred shall be managed by a single entity. The Company shall keep at its principal office a register in which the Company shall provide for the registration of Notes and of transfers of Notes. Upon surrender for registration of transfer of any Note at the principal office of the Company, the Company shall, at its expense, execute and deliver one or more new Notes of like tenor and of a like aggregate principal amount, registered in the name of such transferee or transferees. At the option of the holder of any Note, such Note may be exchanged for other Notes of like tenor and of any authorized denominations, of a like aggregate principal amount, upon surrender of the Note to be exchanged at the principal office of the Company. Whenever any Notes are so surrendered for exchange, the Company shall, at its expense, execute and deliver the Notes which the holder making the exchange is entitled to receive. Each prepayment of principal payable on each prepayment date upon each new Note issued upon any such transfer or exchange shall be in the same proportion to the unpaid principal amount of such new Note as the prepayment of principal payable on such date on the Note surrendered for registration of transfer or exchange bore to the unpaid principal amount of such Note. No reference need be made in any such new Note to any prepayment or prepayments of principal previously due and paid upon the Note surrendered for registration of transfer or exchange. Every Note surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer duly executed, by the holder of such Note or such holder's attorney duly authorized in writing. Any Note or Notes issued in exchange for any Note or upon transfer thereof shall carry the rights to unpaid interest and interest to accrue which were carried by the Note so exchanged or transferred, so that neither gain nor loss of interest shall result from any such transfer or exchange. Upon receipt of written notice from the holder of any Note of the loss, theft, destruction or mutilation of such Note and, in the case of any such loss, theft or destruction, upon receipt of such holder's unsecured indemnity agreement, or in the case of any such mutilation upon surrender and cancellation of such Note, the Company will make and deliver a new Note, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Note.

11E. Persons Deemed Owners; Participations. Prior to due presentment for registration of transfer, the Company may treat the Person in whose name any Note is registered as the owner and holder of such Note for the purpose of receiving payment of principal of and interest on, and any Yield-Maintenance Amount payable with respect to, such Note and for all other purposes whatsoever, whether or not such Note shall be overdue, and the Company shall not be affected by notice to the contrary. Subject to the preceding sentence, the holder of any Note may from time to time grant participations in all or any part of such Note to any Person on such terms and conditions as may be determined by such holder in its sole and absolute discretion.

11F. Survival of Representations and Warranties; Entire Agreement. All representations and warranties contained herein or made in writing by or on behalf of the Company in connection herewith shall survive the execution and delivery of this Agreement and the Notes, the transfer by any Purchaser of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any Transferee, regardless of any investigation made at any time by or on behalf of any Purchaser or any Transferee. Subject to the preceding sentence, this Agreement and the Notes embody the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

11G. Successors and Assigns. All covenants and other agreements in this Agreement contained by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including, without limitation, any Transferee) whether so expressed or not.

11H. Independence of Covenants. All covenants hereunder shall be given independent effect so that if a particular action or condition is prohibited by any one of such covenants, the fact that it would be permitted by an exception to, or otherwise be in compliance within the limitations of, another covenant shall not avoid (i) the occurrence of a Default or Event of Default if such action is taken or such condition exists or (ii) in any way prejudice an attempt by the holder of any Note to prohibit through equitable action or otherwise the taking of any action by the Company or any Subsidiary which would result in a Default or Event of Default.

11I. Notices. All written communications provided for hereunder shall be sent by first class mail or nationwide overnight delivery service (with charges prepaid) and (i) if to any Purchaser, addressed as specified for such communications in the Purchaser Schedule attached hereto or at such other address as any such Purchaser shall have specified to the Company in writing, (ii) if to any other holder of any Note, addressed to it at such address as it shall have specified in writing to the Company or, if any such holder shall not have so specified an address, then addressed to such holder in care of the last holder of such Note which shall have so specified an address to the Company and (iii) if to the Company, addressed to it at 1000 Sagamore Parkway South, Lafayette, Indiana 47905, Attention: Chief Financial Officer, provided, however, that any such communication to the Company may also, at the option of the Person sending such communication, be delivered by any other means either to the Company at its address specified above or to any Authorized Officer of the Company.

11J. Payments Due on Non-Business Days. Anything in this Agreement or the Notes to the contrary notwithstanding, any payment of principal of or interest on, or Yield-Maintenance Amount payable with respect to, any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day. If the date for any payment is extended to the next succeeding Business Day by reason of the preceding sentence, the period of such extension shall be included in the computation of the interest payable on such Business Day.

11K. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11L. Descriptive Headings. The descriptive headings of the several paragraphs of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

11M. Satisfaction Requirement. If any agreement, certificate or other writing, or any action taken or to be taken, is by the terms of this Agreement required to be satisfactory to any Purchaser, to any holder of Notes or to the Required Holder(s), the determination of such satisfaction shall be made by such Purchaser, such holder or the Required Holder(s), as the case may be, in the sole and exclusive judgment (exercised in good faith) of the Person or Persons making such determination.

11N. Governing Law. THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE INTERNAL LAW OF THE STATE OF ILLINOIS.

11O. Severalty of Obligations. The sales of Notes to the Purchasers are to be several sales, and the obligations of Prudential and the Purchasers under this Agreement are several obligations. No failure by Prudential or any Purchaser to perform its obligations under this Agreement shall relieve any other Purchaser or the Company of any of its obligations hereunder, and neither Prudential nor any Purchaser shall be responsible for the obligations of, or any action taken or omitted by, any other such Person hereunder.

11P. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

11Q. Disclosure to Other Persons. Each Purchaser (and each Transferee by its acceptance of an interest in any Note) agrees to use its reasonable best efforts to hold in confidence and not disclose any Confidential Information; provided, however, that nothing contained herein shall prevent the holder of any Note from delivering copies of any financial statements and other documents delivered to such holder, and disclosing any other information disclosed to such holder, by the Company or any Subsidiary in connection with or pursuant to this Agreement to (i) such holder's directors, officers, employees, agents and professional consultants, (ii) any other holder of any Note, (iii) any Person to which such holder offers to sell such Note or any part thereof, (iv) any Person to which such holder sells or offers to sell a participation in all or any part of such Note, (v) any federal or state regulatory authority having jurisdiction over such holder, (vi) the National Association of Insurance Commissioners or any similar organization or any nationally recognized rating agency or (vii) any other Person to which such delivery or disclosure may be reasonably necessary or appropriate (a) in compliance with any law, rule, regulation or order applicable to such holder, (b) in response to any subpoena or other legal process or investigative demand, (c) in connection with any litigation in connection with this Agreement to which such holder is a party or (d) in order to protect such holder's investment and enforce the rights of such holder under this Agreement; and provided further that after notice to the Company the holders of the Notes shall be free to correct any false or misleading information which may become public concerning their relationship to the Company or any of its Subsidiaries.

11R. WAIVER OF JURY TRIAL. THE COMPANY AND EACH HOLDER HEREBY WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING,

DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH ANY NOTE DOCUMENT OR THE RELATIONSHIP ESTABLISHED THEREUNDER.

11S. Amendment and Restatement of Original Note Purchase Agreement. The Company and the Purchasers agree that, upon (a) the execution and delivery of this Agreement by the Company and the Purchasers and (b) satisfaction (or waiver by the Purchasers in their sole discretion) of the conditions precedent set forth in paragraph 3, the terms and provisions of the Original Note Purchase Agreement shall be and hereby are amended, superseded and restated in their entirety by the terms and provisions of this Agreement. This Agreement is not intended to and shall not constitute a novation of the Original Note Purchase Agreement or the indebtedness created thereunder, including, without limitation, the Original Notes issued thereunder.

11T. Release. The Company hereby acknowledges and confirms that (a) it does not have any grounds, and hereby agrees not to challenge (or to allege or to pursue any matter, cause or claim arising under or with respect to), in any case based upon acts or omissions of the Purchasers occurring prior to the date hereof or facts otherwise known to it as of the date hereof, the effectiveness, genuineness, validity, collectibility or enforceability of this Agreement or any of the other Note Documents, the Obligations, the Liens securing such Obligations, or any of the terms or conditions of any Note Document (it being understood that such acknowledgment and confirmation does not preclude the Company from challenging any Purchaser's interpretation of any term or provision of this Agreement or of any other Note Document) and (b) it does not possess (and hereby forever waives, remises, releases, discharges and holds harmless the Purchasers and their respective affiliates, stockholders, directors, officers, employees, attorneys, agents and representatives and each of their respective heirs, executors, administrators, successors and assigns (collectively, the "*Released Parties*") from and against, and agrees not to allege or pursue) any action, cause of action, suit, debt, claim, counterclaim, cross-claim, demand, defense, offset, opposition, demand and every other right of action whatsoever, whether in law, equity or otherwise (which it, all those claiming by, through or under it, or its successors or assigns, have or may have) against the Released Parties, or any of them, by reason of, any matter, cause or thing whatsoever, with respect to events or omissions occurring or arising on or prior to the date hereof and relating to this Agreement or any of the other Note Documents (including, without limitation, with respect to the payment, performance, validity or enforceability of the Obligations, the Liens securing the Obligations or any or all of the terms or conditions of any Note Document) or any transaction relating thereto; *provided*, *however*, that the Company does not release or hold harmless any Released Party for actions or omissions by any such Released Party constituting, or losses or expenses directly resulting from, the gross negligence or willful misconduct of such Released Party as determined by a final judgment of a court of competent jurisdiction.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

11U. Binding Agreement. When this Agreement is executed and delivered by the Company and the Purchasers, it shall become a binding agreement between the Company and the Purchasers. This Agreement shall also inure to and each such Purchaser shall be bound by this Agreement to the extent provided in such Confirmation of Acceptance.

WABASH NATIONAL CORPORATION

By: ______________________________

Name: Christopher A. Black
Title: Vice President & Treasurer

The foregoing Agreement is
hereby accepted as of the
date first above written.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

By: ______________________________
Vice President

PRUCO LIFE INSURANCE COMPANY

By: ______________________________
Vice President

IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS EXHIBIT TO FORM 10-K IS BEING FILED IN PAPER PURSUANT TO A TEMPORARY HARDSHIP EXEMPTION.

EXECUTION COPY

AMENDED AND RESTATED CREDIT AGREEMENT

dated as of April 11, 2002

among

WABASH NATIONAL CORPORATION,

as Borrower,

THE INSTITUTIONS FROM TIME TO TIME

PARTY HERETO, as Lenders,

BANK ONE, INDIANA, N.A.

as Administrative Agent

TABLE OF CONTENTS

Page

EXHIBITS AND SCHEDULES

Exhibits

Schedules

AMENDED AND RESTATED CREDIT AGREEMENT

This Amended and Restated Credit Agreement dated as of April 11, 2002 is entered into among Wabash National Corporation, a Delaware corporation, the institutions from time to time a party hereto as Lenders, whether by execution of this Agreement or an assignment and acceptance pursuant to Section 12.3 and Bank One, Indiana, N.A., in its capacity as Administrative Agent for itself and the other Lenders. The parties hereto agree as follows:

ARTICLE I: DEFINITIONS

1.1 Certain Defined Terms. In addition to the terms defined in other sections of this Agreement, the following terms used in this Agreement shall have the following meanings, applicable both to the singular and the plural forms of the terms defined:

As used in this Agreement:

"**Acquisition**" means any transaction, or any series of related transactions, consummated on or after the date of this Agreement, by which the Borrower or any of its Subsidiaries (a) acquires any going business or all or substantially all of the assets of any firm, corporation or division thereof which constitutes a going business, whether through purchase of assets, merger or otherwise or (b) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the securities of a corporation which have ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) or a majority (by percentage of voting power) of the outstanding partnership interests of a partnership or a majority (by percentage or voting power) of the outstanding ownership interests of a limited liability company.

"**Administrative Agent**" means Bank One in its capacity as contractual representative for itself and the Lenders pursuant to Article X hereof and any successor Administrative Agent appointed pursuant to Article X hereof.

"**Advance**" means a borrowing hereunder consisting of the aggregate amount of the several Loans made by the Lenders to the Borrower of the same Type and, in the case of Eurodollar Rate Advances, for the same Interest Period.

"**Affiliate**" of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person. A Person shall be deemed to control another Person if the controlling Person is the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of greater than ten percent (10%) or more of any class of voting securities (or other voting interests) of the controlled Person or possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of Capital Stock, by contract or otherwise. In addition, each director of the Borrower or any Subsidiary of the Borrower shall be deemed to be an Affiliate of the Borrower.

"**Agreed Currencies**" means (i) Dollars and (ii) any other Eligible Agreed Currency which the Borrower requests the Issuing Lender to include as an Agreed Currency hereunder and which is acceptable to the Issuing Lender and the Administrative Agent. For purposes of this definition, "**Eligible Agreed Currency**" means any currency other than Dollars (i) that is readily available, (ii) that is freely traded, (iii) in which deposits are customarily offered to banks in the London interbank market, (iv) which is convertible into Dollars in the international interbank market and (v) as to which an Equivalent Amount may be readily calculated.

"**Aggregate Revolving Loan Commitment**" means the aggregate of the Revolving Loan Commitments of all the Lenders, as reduced from time to time pursuant to the terms hereof. The initial Aggregate Revolving Loan Commitment is $18,000,000.00, of which $10,444,995.69 is outstanding as of the Effective Date.

"**Agreement**" means this Amended and Restated Credit Agreement, as it may be amended, restated or otherwise modified and in effect from time to time.

"**Agreement Accounting Principles**" means generally accepted accounting principles as in effect from time to time in the United States, applied in a manner consistent with those used in preparing the financial statements referred to in Section 5.4 hereof.

"**Alternate Base Rate**" means, for any day, a fluctuating interest rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) as shall be in effect from time to time, which rate per annum shall at all times be equal to the greatest of (a) the Prime Rate in effect on such day; and (b) the sum of one-half of one percent (0.50%) and the Federal Funds Effective Rate in effect on such day. For purposes hereof, "Prime Rate" shall mean the rate of interest per annum publicly announced from time to time by Bank One or its parent as its prime rate (it being acknowledged that such announced rate may not necessarily be the lowest rate charged to any customer), and each change in the Prime Rate shall be effective on the date such change is publicly announced as being effective. "Federal Funds Effective Rate" shall mean, for any day, a fluctuating interest rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by the Administrative Agent in its sole discretion. If for any reason the Administrative Agent shall have determined (which determination shall be conclusive absent manifest error) that it is unable to ascertain the Federal Funds Effective Rate for any reason, including the inability or failure of the Administrative Agent to obtain sufficient quotations in accordance with the terms hereof, the Alternate Base Rate shall be determined without regard to clause (b) of the first sentence of this definition until the circumstances giving rise to such inability no longer exist. Any change in the Alternate Base Rate due to a change in the Prime Rate or the Federal Funds Effective Rate shall be effective on the effective date of such change.

"**Applicable Letter of Credit Fee**" as at any date of determination, shall be the rate per annum then applicable in the determination of the amount payable under Section 2.23 with respect to Letters of Credit, determined in accordance with the provisions of Section 2.6(b).

"**Applicable Margin**" shall have the meaning ascribed to that term in Section 2.6(b)(i).

"**Applicable Revolving Loan Commitment Fee**" as at any date of determination, shall be the rate per annum then applicable in the determination of the amount payable under Section 2.14(C) with respect to the unused Aggregate Revolving Loan Commitment, determined in accordance with the provisions of Section 2.6(b).

"**Authorized Officer**" means any of the chief executive officer, chief financial officer, controller and treasurer of the Borrower, acting singly.

"**Available Liquidity**" means, for any period, the sum of the average monthly balances during such period of (i) the amount by which (A) the Aggregate Revolving Loan Commitment in effect during such period exceeds (B) the aggregate outstanding amount of the Revolving Advances and Revolver L/C Obligations during such period and (ii) "Availability" (as defined in the Receivables Purchase Agreement) during such period.

"**Bank One**" means Bank One, Indiana, N.A. in its individual capacity, together with its successors.

"**Bank Principal Allocation**" shall mean, at any time, the percentage determined by dividing (a) the sum of (i) the outstanding principal amount of all of the Term Loans (other than the PIK Notes) plus (ii) the amount then available for drawing under all Term Letters of Credit plus (iii) the amount of unpaid reimbursement obligations with respect to drawings under all Term Letters of Credit by (b) the sum of (i) the outstanding principal amount of the Senior Notes (excluding in any event the Related Notes) as of such time by (ii) the sum of (A) the outstanding principal amount of all of the Term Loans (other than the PIK Notes) plus (B) the amount then available for drawing under all Term Letters of Credit plus (C) the amount of unpaid reimbursement obligations with respect to drawings under all Term Letters of Credit.

"**Base Rate Advance**" means an Advance which bears interest at the Alternate Base Rate plus the Applicable Margin.

"**Base Rate Loan**" means a Loan, or portion thereof, which bears interest at the Alternate Base Rate plus the Applicable Margin.

"**Benefit Plan**" means a defined benefit plan as defined in Section 3(35) of ERISA (other than a Multiemployer Plan) in respect of which the Borrower or any other member of the Controlled Group is, or within the immediately preceding six (6) years was, an "employer" as defined in Section 3(5) of ERISA.

"**Borrower**" means Wabash National Corporation, a Delaware corporation, and its successors and assigns.

"**Borrowing Date**" means a date on which an Advance is made hereunder.

"**Borrowing Notice**" means a Revolving Advance Borrowing Notice.

"**Business Day**" means (i) with respect to any borrowing, payment or rate selection of Loans bearing interest at the Eurodollar Rate and with respect to Revolver Letter of Credit denominated in Agreed Currency, a day (other than a Saturday or Sunday) on which banks are open for business in Chicago, Illinois and New York, New York and on which dealings in United States Dollars are carried on in the London interbank market (and, if the Revolver Letter of Credit which is the subject of such issuance or payment is denominated in euro, a day upon which such clearing system as is determined by the Administrative Agent to be suitable for clearing or settlement of the euro is open for business) and (ii) for all other purposes a day (other than a Saturday or Sunday) on which banks are open for business in Chicago, Illinois and New York, New York.

"**Capital Expenditures**" means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including Capitalized Leases and purchase money Indebtedness to the extent permitted hereunder) by the Borrower and its Subsidiaries during that period that, in conformity with Agreement Accounting Principles, are required to be included in or reflected by the property, plant, equipment or similar fixed asset accounts reflected in the consolidated balance sheet of the Borrower and its Subsidiaries.

"**Capital Stock**" means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"**Capitalized Lease**" of a Person means any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with Agreement Accounting Principles.

"**Capitalized Lease Obligations**" of a Person means the amount of the obligations of such Person under Capitalized Leases which would be capitalized on a balance sheet of such Person prepared in accordance with Agreement Accounting Principles.

"**Cash Equivalents**" means (i) marketable direct obligations issued or unconditionally guaranteed by the government of the United States; (ii) domestic and Eurodollar certificates of deposit and time deposits, bankers' acceptances and floating rate certificates of deposit issued by any commercial bank organized under the laws of the United States, any state thereof, the District of Columbia, or its branches or agencies and having capital and surplus in an aggregate amount not less than $500,000,000 (fully protected against currency fluctuations for any such deposits with a term of more than ten (10) days); (iii) shares of money market, mutual or similar funds having net assets in excess of $500,000,000 maturing or being due or payable in full not more than one hundred eighty (180) days after the Borrower's acquisition thereof and the investments of which are limited to investment grade securities (i.e., securities rated at least Baa by Moody's Investors Service, Inc. or at least BBB by Standard & Poor's Ratings Group) and (iv) commercial paper of United States banks and bank holding companies and their subsidiaries and United States finance, commercial, industrial or utility companies which, at the time of acquisition, are rated A-1 (or better) by Standard & Poor's Ratings Group or P-1 (or better) by

Moody's Investors Service, Inc.; provided that the maturities of such Cash Equivalents shall not exceed 365 days.

"**Change**" is defined in Section 3.2 hereof.

"**Change of Control**" means the acquisition by any Person, or two or more Persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the Commission under the Securities Exchange Act of 1934) of 30% or more of the outstanding shares of voting stock of the Borrower.

"**Code**" means the Internal Revenue Code of 1986, as amended, reformed or otherwise modified from time to time.

"**Collateral**" means all real and personal property and interests in real and personal property now owned or hereafter acquired by the Borrower or any of the Borrower's Domestic Subsidiaries in or upon which a security interest or lien is granted to the Collateral Agent, for the benefit of the Secured Parties, whether under the Security Agreement, under any of the other Collateral Documents or under any of the other Loan Documents.

"**Collateral Agent**" means Bank One, NA, a national banking association, in its capacity as contractual representative for itself and the Secured Parties pursuant to the terms of the Intercreditor Agreement and any successor Collateral Agent appointed pursuant to the terms thereof.

"**Collateral Documents**" means the Security Agreement, the Pledge Agreements, the Mortgages and all other security agreements, pledges, powers of attorney, assignments, financing statements, vehicle titles and all other instruments and documents delivered to the Collateral Agent pursuant to Section 6.2(O) hereof, together with all agreements, instruments and documents referred to therein or contemplated thereby.

"**Commission**" means the Securities and Exchange Commission and any Person succeeding to the functions thereof.

"**Compliance Certificate**" means a certificate substantially in the form of Exhibit F delivered to the Administrative Agent and each Lender by the Borrower pursuant to the provisions of this Agreement and covering, among other things, its compliance with the financial covenants contained in Section 6.4 and certain other provisions of this Agreement.

"**Computation Date**" is defined in Section 2.3(B).

"**Consolidated EBITDA**" means, for any period, on a consolidated basis for the Borrower and its consolidated Subsidiaries, the sum of the amounts for such period, without duplication, of (i) Consolidated Operating Income, plus (ii) charges against income for foreign taxes and U.S. income taxes to the extent deducted in computing Consolidated Operating Income, plus (iii) Interest Expense to the extent deducted in computing Consolidated Operating Income, plus (iv) depreciation expense to the extent deducted in computing Consolidated Operating Income, plus (v) amortization expense, including, without limitation, amortization of goodwill and other intangible assets to the extent deducted in computing Consolidated Operating

Income, plus (vi) other non-cash charges (in an aggregate amount not in excess of $15,000,000 during any fiscal year of the Borrower) in accordance with Agreement Accounting Principles to the extent deducted in computing Consolidated Operating Income, minus (x) the total interest income of the Borrower and its Subsidiaries to the extent included in computing Consolidated Operating Income minus (y) the total tax benefit reported by the Borrower and its Subsidiaries to the extent included in computing Consolidated Operating Income.

"**Consolidated Equity**" means as of the date of any determination thereof, the total stockholders' equity of the Borrower and its Subsidiaries on a consolidated basis, all as determined in accordance with Agreement Accounting Principles.

"**Consolidated Operating Income**" means, with reference to any period, the net operating income (or loss) of the Borrower and its Subsidiaries for such period (taken as a cumulative whole on a consolidated basis) including without limitation all restructuring expenses for such period (exclusive of "other income/expenses" as reflected in the Borrower's consolidated statement of income of the Borrower and its Subsidiaries for such period and related to non-operating and non-recurring income and expenses), as determined in accordance with Agreement Accounting Principles, after eliminating all offsetting debits and credits between the Borrower and its Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Borrower and its Subsidiaries in accordance with Agreement Accounting Principles.

"**Consolidated Tax Adjusted Equity**" means as of the date of any determination thereof, Consolidated Equity plus the cumulative federal, state and local income tax benefit reported by the Borrower in accordance with Agreement Accounting Principles.

"**Consolidated Total Assets**" means as of the date of any determination thereof, total assets of the Borrower and its Subsidiaries determined on a consolidated basis in accordance with Agreement Accounting Principles.

"**Contaminant**" means any waste, pollutant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or petroleum-derived substance or waste, asbestos, polychlorinated biphenyls ("**PCBs**"), or any constituent of any such substance or waste, and includes but is not limited to these terms as defined in Environmental, Health or Safety Requirements of Law.

"**Contingent Obligation**", as applied to any Person, means any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such Indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such Indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation;

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of any other Person to make payment of the Indebtedness or obligation; or

(d) otherwise to assure the owner of such Indebtedness or obligation against loss in respect thereof.

In any computation of the Indebtedness or other liabilities of the obligor under any Contingent Obligation, the Indebtedness or other obligations that are the subject of such Contingent Obligation shall be assumed to be direct obligations of such obligor.

"**Contractual Obligation**", as applied to any Person, means any provision of any equity or debt securities issued by that Person or any indenture, mortgage, deed of trust, security agreement, pledge agreement, guaranty, contract, undertaking, agreement or instrument, in any case in writing, to which that Person is a party or by which it or any of its properties is bound, or to which it or any of its properties is subject.

"**Controlled Group**" means the group consisting of (i) any corporation which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as the Borrower; (ii) a partnership or other trade or business (whether or not incorporated) which is under common control (within the meaning of Section 414(c) of the Code) with the Borrower; and (iii) a member of the same affiliated service group (within the meaning of Section 414(m) of the Code) as the Borrower, any corporation described in clause (i) above or any partnership or trade or business described in clause (ii) above.

"**Conversion/Continuation Notice**" is defined in Section 2.8(D) hereof.

"**Cure Loan**" is defined in Section 8.2 hereof.

"**Customary Permitted Liens**" means:

(i) Liens (other than Environmental Liens and Liens in favor of the IRS or the PBGC) with respect to the payment of taxes, assessments or governmental charges in all cases which are not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with Agreement Accounting Principles;

(ii) statutory Liens of landlords and Liens of suppliers, mechanics, carriers, materialmen, warehousemen or workmen and other similar Liens imposed by law created in the ordinary course of business for amounts not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with Agreement Accounting Principles;

(iii) Liens (other than Environmental Liens and Liens in favor of the IRS or the PBGC) incurred or deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance or other types of social security benefits or to secure the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), surety, appeal and performance bonds; provided that (A) all such Liens do not in the aggregate materially detract from the value of assets or property of the Borrower and its Subsidiaries taken as a whole or materially impair the use thereof in the operation of their businesses taken as a whole, and (B) all Liens securing bonds to stay judgments or in connection with appeals that do not secure at any time an aggregate amount exceeding $5,000,000;

(iv) Liens arising with respect to zoning restrictions, easements, licenses, reservations, covenants, rights-of-way, utility easements, building restrictions and other similar charges or encumbrances on the use of real property which do not interfere in any material respect with the ordinary conduct of the business of the Borrower or any Subsidiary of the Borrower;

(v) Liens of attachment or judgment with respect to judgments, writs or warrants of attachment, or similar process against the Borrower or any Subsidiary of the Borrower which do not constitute a Default under Section 7.1(h);

(vi) Liens arising from leases, subleases or licenses granted to others which do not interfere in any material respect with the business of the Borrower or any Subsidiary of the Borrower; and

(vii) any interest or title of the lessor in the property subject to any operating lease entered into by the Borrower or any Subsidiary of the Borrower in the ordinary course of business.

"**Default**" means an event described in Article VII hereof.

"**Disqualified Stock**" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the Termination Date.

"**DOL**" means the United States Department of Labor and any Person succeeding to the functions thereof.

"**Dollar**" and "**$**" means dollars in the lawful currency of the United States of America.

"**Dollar Amount**" of any currency at any date shall mean (i) the amount of such currency if such currency is Dollars or (ii) the equivalent in such currency of such amount of Dollars if such currency is any currency other than Dollars, calculated on the basis of the arithmetical mean of the buy and sell spot rates of exchange of the Administrative Agent for such currency on the London market at 11:00 a.m., London time, on or as of the most recent Computation Date provided for in Section 2.3(B).

"**Domestic Subsidiary**" means a Subsidiary organized under the laws of a jurisdiction located in the United States of America, including, without limitation, those Subsidiaries identified as "Domestic Subsidiaries" on Schedule 5.8 hereto.

"**Effective Date**" means April 12, 2002.

"**EMU**" means Economic and Monetary Union as contemplated in the Treaty on European Union.

"**Environmental, Health or Safety Requirements of Law**" means all Requirements of Law derived from or relating to federal, state and local laws or regulations relating to or addressing pollution or protection of the environment, or protection of worker health or safety, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Occupational Safety and Health Act of 1970, 29 U.S.C. § 651 et seq., and the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq., in each case including any amendments thereto, any successor statutes, and any regulations or guidance promulgated thereunder, and any state or local equivalent thereof.

"**Environmental Lien**" means a lien in favor of any Governmental Authority for (a) any liability under Environmental, Health or Safety Requirements of Law, or (b) damages arising from, or costs incurred by such Governmental Authority in response to, a Release or threatened Release of a Contaminant into the environment.

"**Environmental Property Transfer Act**" means any applicable requirement of law that conditions, restricts, prohibits or requires any notification or disclosure triggered by the closure of any property or the transfer, sale or lease of any property or deed or title for any property for environmental reasons, including, but not limited to, any so-called "Industrial Site Recovery Act" or "Responsible Property Transfer Act."

"**Equity Interests**" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (including any debt security that is convertible into, or exchangeable for, Capital Stock).

"**Equivalent Amount**" of any currency with respect to any amount of Dollars at any date shall mean the equivalent in such currency of such amount of Dollars, calculated on the basis of the arithmetical mean of the buy and sell spot rates of exchange of the Administrative Agent for such other currency at 11:00 a.m., London time, on the date on or as of which such amount is to be determined.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended from time to time including (unless the context otherwise requires) any rules or regulations promulgated thereunder.

"**euro**" and/or "**EUR**" means the euro referred to in Council Regulation (EC) No. 1103/97 dated June 17, 1997 passed by the Council of the European Union, or, if different, the then lawful currency of the member states of the European Union that participate in the third stage of EMU.

"**Eurodollar Base Rate**" means, with respect to a Eurodollar Rate Advance for the relevant Interest Period, the applicable British Bankers' Association Interest Settlement Rate for deposits in Dollars appearing on Reuters Screen FRBD as of 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period, and having a maturity equal to such Interest Period, *provided* that, (i) if Reuters Screen FRBD is not available to the Administrative Agent for any reason, the applicable Eurodollar Base Rate for the relevant Interest Period shall instead be the applicable British Bankers' Association Interest Settlement Rate for deposits in Dollars as reported by any other generally recognized financial information service as of 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period, and having a maturity equal to such Interest Period, and (ii) if no such British Bankers' Association Interest Settlement Rate is available to the Administrative Agent, the applicable Eurodollar Base Rate for the relevant Interest Period shall instead be the rate determined by the Administrative Agent to be the rate at which Bank One or one of its affiliate banks offers to place deposits in Dollars with first class banks in the London interbank market at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period, in the approximate amount of Bank One's relevant Eurodollar Rate Loan, and having a maturity equal to such Interest Period.

"**Eurodollar Rate**" means, with respect to a Eurodollar Rate Advance for the relevant Interest Period, the sum of (i) the quotient of (a) the Eurodollar Base Rate applicable to such Interest Period, divided by (b) one minus the Reserve Requirement (expressed as a decimal) applicable to such Interest Period, plus (ii) the Applicable Margin. The Eurodollar Rate shall be rounded to the next higher multiple of 1/16 of 1% if the rate is not such a multiple.

"**Eurodollar Rate Advance**" means an Advance which bears interest at the Eurodollar Rate.

"**Eurodollar Rate Loan**" means a Loan, or portion thereof, which bears interest at the Eurodollar Rate.

"**Excess Cash Flow**" means, without duplication, for any fiscal quarter of the Borrower, an amount equal to:

	(i)	the sum of cash and Cash Equivalents of the Borrower and its Subsidiaries on the last day of such fiscal quarter;
(plus)	(ii)	Available Liquidity on the last day of such fiscal quarter;
minus	(iii)	the Projected Liquidity Amount on the last day of such fiscal quarter;
minus	(iv)	$5,000,000.

"**Excluded Taxes**" means, in the case of each Lender or applicable Lending Installation and the Administrative Agent, taxes imposed on its overall net income, and franchise taxes imposed on it, by (i) the jurisdiction under the laws of which such Lender or the Administrative Agent is incorporated or organized or any political subdivision thereof or (ii) the jurisdiction in which the Administrative Agent's or such Lender's principal executive office or such Lender's applicable Lending Installation is located or any political subdivision thereof.

"**Existing Letters of Credit**" is defined in Section 2.1.

"**Existing Loans**" is defined in Section 2.1.

"**Federal Funds Effective Rate**" shall have the meaning assigned to that term in the definition of Alternate Base Rate above.

"**Finance Contracts**" means any chattel paper originated by the Borrower or any of its Subsidiaries pursuant to a bona fide sale in the ordinary course of business with a customer or any Subsidiary.

"**First Tier Foreign Subsidiary**" means each Foreign Subsidiary with respect to which any one or more of the Borrower or its Domestic Subsidiaries directly owns or controls more than 50% of such Foreign Subsidiary's Capital Stock.

"**Fleet Lease Transaction**" means (i) the lease transaction among Wabash Statutory Trust – 2000 as lessor and Apex Trailer Leasing & Rentals, L.P. as lessee under that certain Amended and Restated Equipment Lease dated as of March 30, 2001, as amended, restated, supplemented or otherwise modified from time to time and all other investments and documents related thereto and (ii) the lease transaction among Fleet Capital Corporation (as successor to BancBoston Leasing, Inc.) as lessor and Apex Trailer Leasing & Rentals, L.P. as lessee under that certain Master Lease Agreement dated as of September 5, 1997, as amended, restated, supplemented or otherwise modified from time to time and all other instruments and documents related thereto.

"**Foreign Employee Benefit Plan**" means any employee benefit plan as defined in Section 3(3) of ERISA which is maintained or contributed to for the benefit of the employees of the Borrower, any of its Subsidiaries or any members of its Controlled Group and is not covered by ERISA pursuant to ERISA Section 4(b)(4).

"**Foreign Pension Plan**" means any employee benefit plan as described in Section 3(3) of ERISA which (i) is maintained or contributed to for the benefit of employees of the Borrower, any of its Subsidiaries or any of its ERISA Affiliates, (ii) is not covered by ERISA pursuant to Section 4(b)(4) of ERISA, and (iii) under applicable local law, is required to be funded through a trust or other funding vehicle.

"**Foreign Subsidiary**" means a Subsidiary of the Borrower which is not a Domestic Subsidiary.

"**Fruehauf Preferred Stock**" means the Series A 6% Cumulative Convertible Exchangeable Preferred Stock of the Borrower.

"**Governmental Acts**" is defined in Section 2.24(a) hereof.

"**Governmental Authority**" means any nation or government, any foreign, federal, state, local or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"**Gross Negligence**" means recklessness, or actions taken or omitted with conscious indifference to or the complete disregard of consequences. Gross Negligence does not mean the absence of ordinary care or diligence or an inadvertent act or inadvertent failure to act. If the term "gross negligence" is used with respect to the Administrative Agent or any Lender or any indemnitee in any of the other Loan Documents, it shall have the meaning set forth herein.

"**Guarantor**" means each Initial Guarantor and each other Domestic Subsidiary that executes and delivers a supplemental guaranty pursuant to Section 6.2(N) hereof and Section 19 of the Guaranty (a "**Supplemental Guarantor**"), and in each case their respective successors and assigns.

"**Guaranty**" means the unconditional guaranty of payment of the Obligations, in form and substance satisfactory to the Administrative Agent, executed by the Initial Guarantors and any Supplemental Guarantors pursuant to Section 6.2(N), as the same may from time to time be amended, modified, supplemented and/or restated.

"**Hedging Obligations**" of a Person means any and all obligations of such Person, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (i) any and all agreements, devices or arrangements designed to protect at least one of the parties thereto from the fluctuations of interest rates, commodity prices, exchange rates or forward rates applicable to such party's assets, liabilities or exchange transactions, including, but not limited to, dollar-denominated or cross-currency interest rate exchange agreements, forward currency exchange agreements, interest rate cap or collar protection agreements, forward rate currency or interest rate options, puts and warrants, and (ii) any and all cancellations, buy backs, reversals, terminations or assignments of any of the foregoing.

"**Indebtedness**" means, with respect to any Person, without duplication,

(a) its liabilities for borrowed money, including reimbursement obligations (contingent or otherwise) with respect to letters of credit;

(b) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including, without limitation, all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(c) its Capitalized Lease Obligations;

(d) all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(e) its Off-Balance Sheet Liabilities;

(f) its Receivables Facility Attributed Indebtedness; and

(g) any Contingent Obligation of such Person with respect to liabilities of a type described in any of clauses (a) through (f) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (a) through (g) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under Agreement Accounting Principles. In no event shall Indebtedness include Unfunded Liabilities of any Plan of the Borrower and its Subsidiaries, which amount, as of December 31, 2001, was zero.

"**Indemnified Matters**" is defined in Section 9.6(B) hereof.

"**Indemnitees**" is defined in Section 9.6(B) hereof.

"**Initial Guarantors**" means each Domestic Subsidiary (other than WNC, WNC Receivables Management Corp., WNC Funding LLC and WNC Funding Manager Corp.) in existence on the Effective Date.

"**Initial Revolver Letter of Credit**" means that certain Existing Letter of Credit bearing number 82001398 and denominated in euro.

"**Intercreditor Agreement**" means the Intercreditor and Collateral Agency Agreement dated as of the date hereof among the Collateral Agent, the Administrative Agent and the Secured Parties, as such agreement may be amended, restated, supplemented (including by way of joinder of additional parties thereto in accordance with its terms) or otherwise modified from time to time.

"**Interest Coverage Ratio**" means, as of any date the same is to be determined, the ratio of (i) Consolidated EBITDA as of such date for (A) in the case of calculating Consolidated EBITDA for each relevant month in the Borrower's fiscal year ending on or about December 31, 2002, the cumulative period of months ending on and after April 30, 2002 and (B) in the case of calculating Consolidated EBITDA for each month thereafter, the period of four consecutive fiscal quarters then ending to (ii) Interest Expense during the same applicable periods.

"**Interest Expense**" means, for any period, the total interest expense of the Borrower and its consolidated Subsidiaries, whether paid or accrued (including the total interest expense under the Permitted Receivables Transfer), including interest expense not payable in cash (including amortization or write-off of debt discount and debt issuance costs and commissions and discounts and other fees and charges associated with Indebtedness (including the Obligations)), all as determined in conformity with Agreement Accounting Principles.

"**Interest Period**" means, with respect to a Eurodollar Rate Loan, a period of one (1), two (2), three (3) or six (6) months commencing on a Business Day selected by the Borrower pursuant to this Agreement. Such Interest Period shall end on (but exclude) the day which corresponds numerically to such date one, two, three or six months thereafter; provided, however, that if there is no such numerically corresponding day in such next, second, third or sixth succeeding month, such Interest Period shall end on the last Business Day of such next, second, third or sixth succeeding month. If an Interest Period would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next succeeding Business Day, provided, however, that if said next succeeding Business Day falls in a new calendar month, such Interest Period shall end on the immediately preceding Business Day.

"**Interest Rate Agreements**" is defined in Section 6.3(P) hereof.

"**Investment**" means, with respect to any Person, (i) any purchase or other acquisition by that Person any Indebtedness, Equity Interests or other securities, or of a beneficial interest in any Indebtedness, Equity Interests or other securities, issued by any other Person, (ii) any purchase by that Person of all or substantially all of the assets of a business conducted by another Person, and (iii) any loan, advance (other than deposits with financial institutions available for withdrawal on demand, prepaid expenses, accounts receivable, advances to employees and similar items made or incurred in the ordinary course of business) or capital contribution by that Person to any other Person, including all Indebtedness to such Person arising from a sale of property by such Person other than in the ordinary course of its business.

"**IRS**" means the Internal Revenue Service and any Person succeeding to the functions thereof.

"**Issuing Lender**" means Bank One.

"**Lafayette Property**" means all of the real property owned by Wabash National, L.P. in Lafayette, Indiana which includes the central offices and manufacturing facilities of the Borrower.

"**L/C Draft**" means a draft drawn on the Issuing Lender pursuant to a Letter of Credit.

"**L/C Interest**" means a Revolver L/C Interest and a Term L/C Interest.

"**L/C Obligations**" means, without duplication, an amount equal to the sum of (i) the aggregate of the amount then available for drawing under each of the Letters of Credit, (ii) the face amount of all outstanding L/C Drafts corresponding to the Letters of Credit, which L/C Drafts have been accepted by the Issuing Lender, (iii) the aggregate outstanding amount of all Reimbursement Obligations at such time and (iv) the aggregate face amount of all Revolver Letters of Credit requested by the Borrower but not yet issued (unless the request for an unissued Revolver Letter of Credit has been denied).

"**Lenders**" means the lending institutions listed on the signature pages of this Agreement, including the Issuing Lender, and their respective successors and assigns.

"**Lending Installation**" means, with respect to a Lender or the Administrative Agent, any office, branch, subsidiary or affiliate of such Lender or the Administrative Agent.

"**Letter(s) of Credit**" means any or all of the Term Letters of Credit, and the Revolver Letters of Credit to be issued by the Issuing Lender pursuant to Section 2.19 hereof.

"**Leverage Valuation Ratio**" means, as of any date the same is to be determined, the ratio of (i) the sum of the aggregate outstanding principal amount of the Obligations (excluding L/C Obligations) and the Indebtedness under the Note Agreements to (ii) Consolidated Total

Assets only to the extent consisting of cash and Cash Equivalents, net inventory, net prepaid and other expenses and net property, plant and equipment as of such date, in all cases as determined in accordance with Agreement Accounting Principles.

"**Lien**" means any lien (statutory or other), mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance or preference, priority or security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or lessor under any conditional sale, Capitalized Lease or other title retention agreement).

"**Loan(s)**" means, with respect to a Lender, such Lender's portion of any Advance described or made pursuant to Section 2.1 hereof, and collectively all Term Loans and Revolving Loans, whether made or continued as or converted to Base Rate Loans or Eurodollar Rate Loans.

"**Loan Documents**" means this Agreement, the Notes, the Guaranty, the Collateral Documents and all other documents, instruments and agreements executed in connection therewith or contemplated thereby, including the letter agreement regarding fees among the Administrative Agent, the Collateral Agent and the Borrower, in each case as the same may be amended, restated or otherwise modified and in effect from time to time.

"**Loan Parties**" means the Borrower and each of the Guarantors.

"**Margin Stock**" shall have the meaning ascribed to such term in Regulation U.

"**Material**" means material in relation to the business, operations, affairs, financial condition, assets, properties, or prospects of the Borrower and its Subsidiaries taken as a whole.

"**Material Adverse Effect**" means a material adverse effect upon (a) the business, condition (financial or otherwise), operations, performance or Properties of the Borrower and its Subsidiaries taken as a whole, (b) the ability of the Borrower and its Subsidiaries to perform their respective obligations under the Loan Documents, or (c) the ability of the Lenders or the Administrative Agent to enforce the Obligations in any material respect.

"**Material Real Estate Property**" shall mean each individual parcel of property owned by the Borrower or its Domestic Subsidiaries that has a net book value in excess of $3,000,000, excluding therefrom any parcels that are anticipated to be included in the SunTrust Sale and Leaseback.

"**Mortgages**" means the mortgages and deeds of trust from time to time executed pursuant to the terms of Section 6.2(O) by one or more of the Loan Parties in favor of the Collateral Agent for the benefit of the Secured Parties, as amended, restated, supplemented or otherwise modified from time to time.

"**Multiemployer Plan**" means a "Multiemployer Plan" as defined in Section 4001(a)(3) of ERISA which is, or within the immediately preceding six (6) years was, contributed to by either the Borrower or any member of the Controlled Group.

"**National City Lease Transaction**" means the lease transaction among National City Leasing Corporation as lessor and Apex Trailer Leasing & Rentals, L.P. (as successor to Wabash

National Finance Corporation) as lessee under that certain Master Equipment Lease Agreement No. 07008 dated as of December 30, 1996, as amended, restated, supplemented or otherwise modified from time to time.

"**Non Pro Rata Revolving Loan**" is defined in Section 8.2 hereof.

"**Note Agreements**" means, in the case of the holders of the Borrower's Series A Senior Notes, those certain separate and several Amended and Restated Note Purchase Agreements, each dated as of the Effective Date, between the Borrower and such holders, in the case of the holders of the Borrower's Series C through H Senior Notes, those certain separate and several Amended and Restated Note Purchase Agreement, dated as of the Effective Date, between the Borrower and such holders, and in the case of the holders of the Borrower's Series I Senior Notes, that certain Amended and Restated Note Purchase Agreement, dated as of the Effective Date, between the Borrower and such holders, in each case as amended from time to time in accordance with Section 6.3 (T) hereof.

"**Notes**" means the Revolving Notes, Term Notes and PIK Notes.

"**Notice of Assignment**" is defined in Section 12.3(B) hereof.

"**Obligations**" means all Loans, advances, debts, liabilities, obligations, covenants and duties owing by the Borrower to the Administrative Agent, any Lender, the Issuing Lender, any Affiliate of any of the foregoing or any Indemnitee, of any kind or nature, present or future, arising under this Agreement, the Notes, the PIK Notes or any other Loan Document, whether or not evidenced by any note, guaranty or other instrument, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, guaranty, indemnification, or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired. The term includes, without limitation, all interest, charges, expenses, fees, attorneys' fees and disbursements, paralegals' fees (in each case whether or not allowed), and any other sum chargeable to the Borrower under this Agreement or any other Loan Document.

"**Off-Balance Sheet Liabilities**" of a Person means (a) any repurchase obligation or liability of such Person or any of its Subsidiaries with respect to accounts or notes receivable sold by such Person or any of its Subsidiaries, (b) any liability of such Person or any of its Subsidiaries under any sale and leaseback transactions which do not create a liability on the consolidated balance sheet of such Person, (c) any liability of such person or any of its Subsidiaries under any so-called "synthetic" lease transaction, or (d) any obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the consolidated balance sheets of such Person and its Subsidiaries.

"**Original Credit Agreement**" means the Credit Agreement dated as of September 30, 1997 among the Borrower, the financial institutions parties thereto and the Administrative Agent, as amended by Amendment No. 1 dated as of January 30, 1998, Amendment No. 2 dated as of September 30, 1999 and Amendment No. 3 dated as of November 30, 2000.

"**Originators**" means Wabash National, L.P. and NOAMTC, Inc., in their capacities as parties to the Receivables Sale Agreement.

"**Other Taxes**" is defined in Section 3.5 hereof.

"**Participants**" is defined in Section 12.2(A) hereof.

"**Payment Date**" means the first Business Day of each calendar month.

"**PBGC**" means the Pension Benefit Guaranty Corporation, or any successor thereto.

"**Permitted Acquisition**" means any Acquisition made by the Borrower or any of its Subsidiaries provided that: (a) as of the date of such Acquisition, no Default or Unmatured Default shall have occurred and be continuing or would result from such Acquisition or from the incurrence of any Indebtedness in connection with such Acquisition; (b) prior to the date of such Acquisition, such Acquisition shall have been approved by the board of directors and, if applicable, the shareholders of the Person whose stock or assets are being acquired in connection with such Acquisition and no claim or challenge has been asserted or threatened by any shareholder or director of such Person which could reasonably be expected to have a material adverse effect on such Acquisition or a Material Adverse Effect; (c) as of the date of any such Acquisition, all approvals required in connection with such Acquisition shall have been obtained and (d) the Purchase Price paid or payable the Borrower and its Subsidiaries for all Permitted Acquisitions during any fiscal year of the Borrower shall not exceed $2,500,000.

"**Permitted Existing Contingent Obligations**" means the Contingent Obligations of the Borrower and its Subsidiaries identified as such on Schedule 1.1.1 to this Agreement.

"**Permitted Existing Indebtedness**" means the Indebtedness of the Borrower and its Subsidiaries identified as such on Schedule 1.1.2 to this Agreement.

"**Permitted Existing Investments**" means the Investments of the Borrower and its Subsidiaries identified as such on Schedule 1.1.3 to this Agreement.

"**Permitted Existing Liens**" means the Liens on assets of the Borrower or its Subsidiaries identified as such on Schedule 1.1.4 to this Agreement.

"**Permitted Receivables Transfer**" means (i) a sale or other transfer by any Originator to WNC of "Receivables," and "Collections" under, and as such terms are defined in, the Receivables Sale Agreement, in accordance with the terms of the Receivables Sale Agreement, and/or (ii) a sale by WNC to purchasers of "Purchaser Interests" under, and as such term is defined in, the Receivables Purchase Agreement, in accordance with the terms of the Receivables Purchase Agreement.

"**Person**" means any individual, corporation, firm, enterprise, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company or other entity of any kind, or any government or political subdivision or any agency, department or instrumentality thereof.

"**PIK Notes**" means those certain promissory notes of the Borrower payable to the order of each Lender, in substantially the form of Exhibit B-3 hereto, evidencing the aggregate deferral fees payable by the Borrower to such Lender under Section 2.14(C)(ii).

"**Plan**" means an employee benefit plan defined in Section 3(3) of ERISA in respect of which the Borrower or any member of the Controlled Group is, or within the immediately preceding six (6) years was, an "employer" as defined in Section 3(5) of ERISA.

"**Pledge Agreements**" means the pledge agreements from time to time executed pursuant to the terms of clause (a) and clause (b) of Section 6.2(O) in favor of the Collateral Agent for the benefit of the Secured Parties, as amended, restated, supplemented or otherwise modified from time to time.

"**Projected Liquidity Amount**" means, for any period, the applicable amount so designated for such period in the Borrower's "Covenant Case Projection" as set forth in Schedule 1.1.17 to this Agreement.

"**Property**" of a Person means any and all property, whether real, personal, tangible, intangible, or mixed, of such Person, or other assets owned, leased or operated by such Person.

"**Pro Rata Share**" means, at any particular time and with respect to any Lender, the percentage obtained by dividing (A) the sum of such Lender's Term Loans and Revolving Loan Commitment at such time (in each case, as adjusted from time to time in accordance with the provisions of this Agreement) by (B) the sum of the aggregate amount of all of the Term Loans and the Aggregate Revolving Loan Commitment at such time; provided, however, if all of the Revolving Loan Commitments are terminated pursuant to the terms of this Agreement, then "Pro Rata Share" means the percentage obtained by dividing (x) the sum of (A) such Lender's Term Loans and Revolving Loans, plus (B) such Lender's participations in L/C Interests, by (y) the sum of (A) the aggregate outstanding amount of all Term Loans and Revolving Loans, plus (B) the aggregate outstanding Dollar Amount of all Revolver L/C Obligations.

"**Purchase Price**" means the total consideration and other amounts payable in connection with any Acquisition, including, without limitation, any portion of the consideration payable in cash, the value of any Capital Stock or other equity interests of the Borrower or any Subsidiary issued as consideration for such Acquisition, all Indebtedness and other monetary liabilities incurred or assumed in connection with such Acquisition and all transaction costs and expenses incurred in connection with such Acquisition.

"**Purchasers**" is defined in Section 12.3(A) hereof.

"**Rate Option**" means the Eurodollar Rate or the Alternate Base Rate.

"**Receivables Facility Attributed Indebtedness**" means the amount of obligations outstanding under a receivables purchase facility on any date of determination that would be characterized as principal if such facility were structured as a secured lending transaction rather than as a purchase.

"**Receivables Purchase Agreement**" means that certain Receivables Purchasing and Servicing Agreement dated as of April 11, 2002 by and among WNC, as seller, Wabash Financing LLC, as servicer, WNC Receivables Management Corporation, as independent member, General Electric Capital Corporation as the sole initial purchaser and as agent, and the other purchasers from time to time party thereto, as such agreement may be amended, restated or otherwise modified from time to time, or any replacement or substitution therefor.

"**Receivables Purchase Documents**" means the Receivables Sale Agreement and the Receivables Purchase Agreement.

"**Receivables Sale Agreement**" means that certain Receivables Sale and Contribution Agreement, dated as of April 11, 2002, by and among the Borrower, Wabash National, L.P., NOAMTC, Inc., and WNC, as such agreement may be amended, restated or otherwise modified from time to time, or any replacement or substitution therefor.

"**Register**" is defined in Section 12.3(C) hereof.

"**Regulation T**" means Regulation T of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by and to brokers and dealers of securities for the purpose of purchasing or carrying margin stock (as defined therein).

"**Regulation U**" means Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks and nonbank, nonbroker lenders for the purpose of purchasing or carrying Margin Stock.

"**Regulation X**" means Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by foreign lenders for the purpose of purchasing or carrying margin stock (as defined therein).

"**Reimbursement Obligation**" is defined in Section 2.21 hereof.

"Related Notes" means the PIK Notes under and as defined in the Note Agreements.

"**Release**" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including the movement of Contaminants through or in the air, soil, surface water or groundwater.

"**Reportable Event**" means a reportable event as defined in Section 4043 of ERISA and the regulations issued under such section, with respect to a Plan, excluding, however, such events as to which the PBGC by regulation waived the requirement of Section 4043(a) of ERISA that it be notified within 30 days after such event occurs, provided, however, that a failure to meet the minimum funding standards of Section 412 of the Code and of Section 302 of ERISA shall be a Reportable Event regardless of the issuance of any such waiver of the notice requirement in accordance with either Section 4043(a) of ERISA or Section 412(d) of the Code.

"**Required Lenders**" means Lenders whose Pro Rata Shares, in the aggregate, are greater than fifty percent (50%) of the sum of: (i) the aggregate outstanding principal balance of all Term Loans plus (ii) the Aggregate Revolving Loan Commitment in effect as of the date of determination, or, if the Revolving Loan Commitments have been terminated pursuant to the terms of this Agreement, the aggregate outstanding principal balance of the Revolving Loans and the Revolver L/C Obligations; provided, however, that, if any of the Revolving Lenders shall have failed to fund its Revolving Loan Pro Rata Share of any Revolving Loan requested by the Borrower or any Lender shall have failed to fund its participation in any L/C Obligations which such Lenders are obligated to fund under the terms of this Agreement and such failure has not been cured, then for so long as such failure continues, "**Required Lenders**" excludes Lenders whose failure to so fund has not been so cured.

"**Requirements of Law**" means, as to any Person, the charter and by-laws or other organizational or governing documents of such Person, and any law, rule or regulation, or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject including, without limitation, the Securities Act of 1933, the Securities Exchange Act 1934, Regulations T, U and X promulgated by the Board of Governors of the Federal Reserve System, ERISA, the Fair Labor Standards Act, the Worker Adjustment and Retraining Notification Act, Americans with Disabilities Act of 1990, and any certificate of occupancy, zoning ordinance, building, environmental or land use requirement or permit or environmental, labor, employment, occupational safety or health law, rule or regulation, including Environmental, Health or Safety Requirements of Law.

"**Reserve Requirement**" means the maximum reserve requirement, as prescribed by the Board of Governors of the Federal Reserve System (or any successor) with respect to "Eurocurrency liabilities" or in respect of any other category of liabilities which includes deposits by reference to which the interest rate on Eurodollar Rate Loans is determined or category of extensions of credit or other assets which includes loans by a non-United States office of any Lender to United States residents.

"**Restricted Payment**" means (i) any dividend or other distribution, direct or indirect, on account of any Equity Interests of the Borrower now or hereafter outstanding, except a dividend payable solely in the Borrower's Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock, (ii) any redemption, retirement, purchase or other acquisition for value, direct or indirect, of any Equity Interests of the Borrower or any of its Subsidiaries now or hereafter outstanding, other than in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Borrower) of other Equity Interests of the Borrower (other than Disqualified Stock), (iii) any redemption, purchase, retirement, defeasance, prepayment or other acquisition for value, direct or indirect, of any Indebtedness prior to the stated maturity thereof, other than the Obligations and (iv) any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any Indebtedness (other than the Obligations) or any Equity Interests of the Borrower or any of the Borrower's Subsidiaries, or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission.

"**Restructuring Transaction**" means the transactions contemplated by this Agreement and the Note Agreements which include the extension of the maturities of certain of the Senior Notes, the execution and delivery of the Collateral Documents, the execution and delivery of the Permitted Receivables Transfer, the amendments and/or waivers to the Fleet Lease Transaction and all transactions relating thereto.

"**Revolver L/C Draft**" means a draft drawn on the Issuing Lender pursuant to a Revolver Letter of Credit.

"**Revolver L/C Interest**" shall have the meaning ascribed to such term in Section 2.20.

"**Revolver L/C Obligations**" means, without duplication, an amount equal to the sum of (i) the aggregate of the Dollar Amount then available for drawing under each of the Revolver Letters of Credit, (ii) the Dollar Amount equal to the stated amount of all outstanding Revolver L/C Drafts corresponding to the Revolver Letters of Credit, which Revolver L/C Drafts have been accepted by the Issuing Lender, (iii) the aggregate outstanding Dollar Amount of all Reimbursement Obligations at such time and (iv) the aggregate Dollar Amount equal to the stated amount of all Revolver Letters of Credit requested by the Borrower but not yet issued (unless the request for an unissued Revolver Letter of Credit has been denied).

"**Revolver Letter(s) of Credit**" means any or all of the letters of credit to be issued by the Issuing Lender pursuant to Section 2.19 hereof.

"**Revolving Advance**" means a borrowing consisting of simultaneous Revolving Loans of the same Type made to the Borrower by each of the Lenders pursuant to Section 2.1(a), and for, in the case of Eurodollar Rate Advances, the same Interest Period.

"**Revolving Advance Borrowing Notice**" has the meaning specified in Section 2.6(a).

"**Revolving Credit Obligations**" means, at any particular time, the sum of (i) the outstanding principal amount of the Revolving Loans at such time, plus (ii) the Revolver L/C Obligations at such time.

"**Revolving Lender**" means any Lender with a Revolving Loan Commitment.

"**Revolving Loan**" means a loan by a Lender to the Borrower as part of a Revolving Advance.

"**Revolving Loan Commitment**" means, for each Lender, the obligation of such Lender to make Revolving Loans and to purchase participations in Revolver Letters of Credit in an aggregate amount not exceeding the amount set forth on Exhibit A to this Agreement opposite its name thereon under the heading "Revolving Loan Commitment" or the signature page of the Assignment and Acceptance by which it became a Lender, as such amount may be modified from time to time pursuant to the terms of this Agreement or to give effect to any applicable Assignment and Acceptance.

"**Revolving Loan Pro Rata Share**" means, at any particular time and with respect to any Lender, the percentage obtained by dividing (A) the then aggregate amount of such Lender's

Revolving Loan Commitment (as adjusted from time to time in accordance with the provisions in this Agreement) by (B) the Aggregate Revolving Loan Commitment at such time; provided, however, if all of the Revolving Loan Commitments are terminated pursuant to the terms of this Agreement, then "Revolving Loan Pro Rata Share" means the percentage obtained by dividing (x) the sum of (A) such Lender's Revolving Loans, plus (B) such Lender's share of the obligations to purchase participations in Revolver Letters of Credit by (y) the sum of (A) the aggregate outstanding amount of all Revolving Loans, plus (B) the aggregate outstanding Dollar Amount of all Revolver Letters of Credit.

"**Revolving Note**" means a promissory note of the Borrower payable to the order of any Revolving Lender, in substantially the form of Exhibit B-1 hereto, evidencing the aggregate indebtedness of the Borrower to such Revolving Lender resulting from the Revolving Loans made by such Revolving Lender to the Borrower.

"**Risk-Based Capital Guidelines**" is defined in Section 3.2 hereof.

"**Secured Obligations**" has the meaning ascribed to such term in the Intercreditor Agreement.

"**Secured Parties**" has the meaning ascribed to such term in the Intercreditor Agreement.

"**Security Agreement**" means that certain Security Agreement dated as of the date hereof executed pursuant to the terms of Section 6.2(O) by the Borrower and the Initial Guarantors in favor of the Collateral Agent for the benefit of the Secured Parties, as amended, restated, supplemented or otherwise modified from time to time.

"**Senior Notes**" means $192,000,000 aggregate principal amount of the Borrower's Senior Notes, Series A and Series C through I, due 2004-2008.

"**Significant Real Estate Property**" shall mean each individual parcel of property owned by the Borrower or its Domestic Subsidiaries that has a net book value in excess of $1,000,000 and less than $3,000,000, excluding therefrom any parcels that are anticipated to be included in the SunTrust Sale and Leaseback.

"**Single Employer Plan**" means a Plan maintained by the Borrower or any member of the Controlled Group for employees of the Borrower or any member of the Controlled Group.

"**Subordinated Debt**" means, for any period, on a consolidated basis for the Borrower and its Subsidiaries, the sum of Indebtedness of such Persons the payment of which is subordinated to the payment of the Secured Obligations to the written satisfaction of the Administrative Agent.

"**Subsidiary**" of a Person means (i) any corporation more than 50% of the outstanding securities having ordinary voting power of which shall at the time be owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, or (ii) any company, partnership, limited liability company, association, joint venture or similar business organization more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled.

Unless otherwise expressly provided, all references herein to a "Subsidiary" shall mean a direct or indirect Subsidiary of the Borrower.

"**SunTrust Sale and Leaseback**" means that certain sale and leaseback of certain real property owned by the Borrower and/or certain of its Domestic Subsidiaries to be effected pursuant to that certain engagement letter agreement between the Borrower and SunTrust Robinson Humphrey dated February 1, 2002.

"**Supplemental Guarantor**" has the meaning set forth in the definition of "Guarantor" above.

"**Tangible Assets**" means as of the date of any determination thereof, with respect to any Person, total assets of such Person in accordance with Agreement Accounting Principles, but excluding therefrom goodwill, patents, patent applications, permits, trademarks, trade names, copyrights, licenses, franchises, experimental expense, organizational expense, unamortized debt discount and expense, the excess of cost of shares acquired over book value of related assets and such other assets as are properly classified as "intangible assets" in accordance with Agreement Accounting Principles.

"**Taxes**" is defined in Section 3.5(i).

"**Term Credit**" means the Term Loans and the Term Letters of Credit.

"**Term L/C Draft**" means a draft drawn on the Issuing Lender pursuant to a Term Letter of Credit.

"**Term L/C Interest**" shall have the meaning ascribed to such term in Section 2.1.

"**Term L/C Obligations**" means, without duplication, an amount equal to the sum of (i) the aggregate of the amount then available for drawing under each of the Term Letters of Credit, (ii) the face amount of all outstanding Term L/C Drafts corresponding to the Term Letters of Credit, which Term L/C Drafts have been accepted by the Issuing Lender and (iii) the aggregate outstanding amount of all reimbursement obligations of the Borrower with respect to such Term Letters of Credit at such time.

"**Term Letter(s) of Credit**" means any or all of the Existing Letters of Credit (other than the Initial Revolver Letter of Credit).

"**Term Loans**" means any or all of the Existing Loans which are converted into the Term Credit as described in Section 2.1(B).

"**Term Loan Lender**" means any Lender which has outstanding Term Loans or Term L/C Obligations owing from the Borrower.

"**Term Note**" means a promissory note of the Borrower payable to the order of any Term Loan Lender, in substantially the form of Exhibit B-2 hereto, evidencing the aggregate indebtedness of the Borrower to such Term Loan Lender resulting from the Term Loans deemed to have been made by such Term Loan Lender to the Borrower.

"**Termination Date**" means the earlier of (a) March 30, 2004 and (b) the date of termination of the Revolving Loan Commitments pursuant to Section 2.4 or Section 8.1.

"**Termination Event**" means (i) a Reportable Event with respect to any Benefit Plan; (ii) the withdrawal of the Borrower or any member of the Controlled Group from a Benefit Plan during a plan year in which the Borrower or such Controlled Group member was a "substantial employer" as defined in Section 4001(a)(2) of ERISA or the cessation of operations which results in the termination of employment of twenty percent (20%) of Benefit Plan participants who are employees of the Borrower or any member of the Controlled Group; (iii) the imposition of an obligation on the Borrower or any member of the Controlled Group under Section 4041 of ERISA to provide affected parties written notice of intent to terminate a Benefit Plan in a distress termination described in Section 4041(c) of ERISA; (iv) the institution by the PBGC of proceedings to terminate a Benefit Plan; (v) any event or condition which could reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Benefit Plan; or (vi) the partial or complete withdrawal of the Borrower or any member of the Controlled Group from a Multiemployer Plan.

"**Transferee**" is defined in Section 12.5 hereof.

"**Treaty on European Union**" means the Treaty of Rome of March 25, 1957, as amended by the Single European Act 1986 and the Maastricht Treaty (which was signed at Maastricht on February 7, 1992 and came into force on November 1, 1993), as amended from time to time.

"**Type**" means, (a) with respect to any Loan, its nature as a Base Rate Loan or a Eurodollar Rate Loan and (b) with respect to any Advance, its nature as a Base Rate Advance or a Eurodollar Rate Advance.

"**Unfunded Liabilities**" means the amount (if any) by which the present value of all vested and unvested accrued benefits under all Single Employer Plans exceeds the fair market value of all such Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plans using PBGC actuarial assumptions for single employer plan terminations.

"**Unmatured Default**" means an event which, but for the lapse of time or the giving of notice, or both, would constitute a Default.

"**WNC**" means WNC Receivables, LLC, a Delaware limited liability company and a wholly-owned Subsidiary of the Borrower.

The foregoing definitions shall be equally applicable to both the singular and plural forms of the defined terms. Any accounting terms used in this Agreement which are not specifically defined herein shall have the meanings customarily given them in accordance with generally accepted accounting principles in existence as of the date hereof.

1.2 References. The existence throughout this Agreement of references to the Borrower's Subsidiaries is for convenience only. Any references to Subsidiaries of the Borrower set forth herein shall not in any way be construed as consent by the Administrative Agent or any Lender to the establishment, maintenance or acquisition of any Subsidiary, except as may otherwise be permitted hereunder.

ARTICLE II: THE CREDITS

2.1 (A) Revolving Loans. Upon the satisfaction of the conditions precedent set forth in Sections 4.1 and 4.2 hereof, from and including the date of this Agreement and prior to the Termination Date, each Revolving Lender severally and not jointly agrees, on the terms and conditions set forth in this Agreement, to make Revolving Loans to the Borrower from time to time, in Dollars, in an amount not to exceed in the aggregate at any one time outstanding the amount of such Lender's Revolving Loan Commitment; provided, however, that (i) the Aggregate Revolving Loan Commitment shall be deemed used from time to time to the extent of the aggregate Revolver L/C Obligations then outstanding, and such deemed use of the Aggregate Revolving Loan Commitment shall be applied to the Revolving Lenders ratably according to their respective Revolving Loan Commitments and (ii) at no time shall the Revolving Credit Obligations exceed the Aggregate Revolving Loan Commitment. Each Revolving Advance under this Section 2.1(A) shall consist of Revolving Loans made by each Revolving Lender ratably in proportion to such Revolving Lender's respective Revolving Loan Pro Rata Share. Subject to the terms of this Agreement, the Borrower may borrow, repay and reborrow Revolving Loans at any time prior to the Termination Date. The Revolving Loans made on the Effective Date, if any, shall initially be Base Rate Loans and thereafter may be continued as Base Rate Loans or converted into Eurodollar Rate Loans in the manner provided in Section 2.8 and subject to the other conditions and limitations therein set forth and set forth in this Article II. On the Termination Date, the outstanding principal balance of the Revolving Loans shall be paid in full by the Borrower.

(B) Term Credit.

(a) Conversion to Term Credit. Prior to the Effective Date, certain "Syndicated Loans" (the "Existing Loans") and "Letters of Credit" (as described in Schedule 2.1 to this Agreement, the "Existing Letters of Credit") were previously made to, or issued for the account of, the Borrower under, or evidenced by, the Original Credit Agreement the aggregate outstanding principal balance of which as of the Effective Date equals $117,444,995.69 (collectively, the "Existing Credit"). Subject to terms and conditions set forth in this Agreement, each of the parties hereto agrees that on the Effective Date (a) $107,000,000 of the Existing Credit (consisting of $80,402,057 of the Existing Loans and $26,597,943 of the Existing Letters of Credit) shall be reevidenced by this Agreement as the Term Credit hereunder and the terms and conditions of such Existing Credit shall be amended and restated in its entirety as set forth in this Agreement and (b) the remaining $10,444,995.69 outstanding principal balance of the Existing Credit (consisting of $9,497,943 of the Existing Loans and $947,052.69 attributable to the Initial Revolver Letter of Credit) which is outstanding as of the Effective Date shall continue in effect as Revolving Loans and Revolver Letters of Credit hereunder. The parties hereto acknowledge and agree that the "Commitment" of each Lender under the Original Credit Agreement has been terminated to the extent and in the amount of the Term Credit hereunder.

(b) Amount of Term Credit. Subject to the terms and conditions set forth in this Agreement, One Hundred and Seven Million Dollars ($107,000,000) of the Existing Credit are reevidenced hereby as the Term Credit held by each Term Loan Lender in the amounts set forth on Exhibit A hereto.

(c) Repayment of the Term Credit. (i) The unpaid principal balance of the Term Credit shall be repaid in twenty-one (21) consecutive monthly principal installments, payable on the last Business Day of each calendar month, commencing on April 30, 2002, and continuing thereafter until December 31, 2003, and the Term Credit shall be permanently reduced by the amount of each installment on the date payment thereof is made hereunder. Each monthly installment on the Term Credit shall be in an aggregate principal amount equal to the product of the Bank Principal Allocation times $1,166,667 with respect to the first nine (9) installments and the product of the Bank Principal Allocation times $4,958,333 with respect to the remaining twelve (12) installments. The then outstanding principal balance of the Term Credit, if any, shall be due and payable on the Termination Date. No installment of any Term Credit shall be reborrowed once repaid.

(ii) Each Term Loan Lender is deemed to have automatically, irrevocably and unconditionally purchased and received from the Issuing Lender an undivided interest and participation in and to each Term Letter of Credit, the obligations of the Borrower in respect thereof, and the liability of the Issuing Lender thereunder (collectively, a "Term L/C Interest") in an amount equal to the amount available for drawing under such Term Letter of Credit multiplied by such Lender's Pro Rata Share.

The Issuing Lender will notify the Administrative Agent promptly upon presentation to it of a Term L/C Draft or upon any other draw under a Term Letter of Credit and the Administrative Agent will promptly notify each Term Lender. On or before the Business Day on which the Issuing Lender makes payment of each such Term L/C Draft or any other draw on a Term Letter of Credit, on demand of the Issuing Lender received by each Term Lender not later than 11:00 a.m. (Chicago time) on such Business Day, each Term Lender shall make payment on such Business Day to the Administrative Agent for the account of the Issuing Lender, in immediately available funds in an amount equal to such Lender's Pro Rata Share of the amount of such payment or draw.

Upon the Administrative Agent's receipt of funds as a result of the Issuing Lender's payment on a Term L/C Draft or any other draw on a Term Letter of Credit issued by the Issuing Lender, the Administrative Agent shall promptly pay such funds to the Issuing Lender. The obligation of each Term Lender to pay the Administrative Agent for the account of the Issuing Lender under this Section 2.1 shall be unconditional, continuing, irrevocable and absolute. In the event that any Term Lender fails to make payment to the Administrative Agent of any amount due under this Section 2.1, the Administrative Agent shall be entitled to receive, retain and apply against such obligation the principal and interest otherwise payable to such Term Lender hereunder until the Administrative Agent on behalf of the Issuing Lender receives such payment from such Term Lender or such obligation is otherwise fully satisfied; provided, however, that nothing contained in this sentence shall relieve such Term Lender of its obligation to reimburse the Administrative Agent for such amount in accordance with this Section 2.1.

If any Term Letter of Credit expires without having been drawn upon or is otherwise cancelled, the aggregate principal balance of the Term Credit shall be reduced by the amount of such Term Letter of Credit and such amount may not be reborrowed; the parties hereto acknowledging and agreeing that a Term Letter of Credit may, upon request of the Borrower, be renewed for additional consecutive periods of 12 months or less (but not beyond the date that is twenty-one (21) days prior to the Termination Date) unless the Issuing Lender notifies the beneficiary thereof at least 30 days prior to the then-applicable expiry date that such Term Letter of Credit will not be renewed (it being understood and agreed that the Issuing Lender shall not send such a notice unless (x) an Unmatured Default or Default has occurred and is continuing or (y) such renewal would cause such Term Letter of Credit to expire on a date that is beyond twenty-one (21) days prior to the Termination Date).

(iii) Notwithstanding anything to the contrary herein or in any application for a Term Letter of Credit, to the extent the then outstanding principal balance of the Term Loans have been repaid in full, the Borrower shall, upon the Administrative Agent's demand, deliver to the Collateral Agent for the benefit of the Term Lenders, cash, or other collateral of a type satisfactory to the Required Lenders, having a value, as determined by such Lenders, equal to the aggregate outstanding Term L/C Obligations of the Borrower. Any such collateral shall be held by the Collateral Agent in a separate account appropriately designated as a cash collateral account in relation to this Agreement and the Term Letters of Credit and retained by the Collateral Agent for the benefit of the Term Lenders as collateral security for the Borrower's obligations in respect of this Agreement and each of the Term Letters of Credit and Term L/C Drafts. Such amounts shall be applied to reimburse the Administrative Agent or the Issuing Lender, as applicable, for drawings or payments under or pursuant to Term Letters of Credit or Term L/C Drafts, or if no such reimbursement is required, to payment of such of the other Obligations as the Administrative Agent shall determine.

(iv) In addition to the scheduled payments on the Term Credit, the Borrower (a) may make the voluntary prepayments described in Section 2.3(A) for credit against the scheduled payments on the Term Credit pursuant to Section 2.3(A) and (b) shall make the mandatory prepayments prescribed in Section 2.3(B) for credit against the scheduled payments on the Term Credit pursuant to Section 2.3(B).

2.2 Rate Options for All Advances. The Advances may be Base Rate Advances or Eurodollar Rate Advances, or a combination thereof, selected by the Borrower in accordance with Sections 2.6 and 2.8. The Borrower may select, in accordance with Sections 2.6 and 2.8, Rate Options and Interest Periods applicable to portions of the Revolving Loans and the Term Loans; provided that there shall be no more than six (6) Interest Periods in effect with respect to all of the Loans at any one time.

2.3 Prepayments of Loans.

(A) Optional Prepayments. Subject to Section 3.4 and the requirements of Section 2.7, the Borrower may (a) following notice given to the Administrative Agent by the Borrower, by not later than 10:00 a.m. (Chicago time) on the date of the proposed prepayment, such notice specifying the aggregate principal amount of and the proposed date of the prepayment, and if such notice is given the Borrower shall, prepay the outstanding principal amounts of the Base

Rate Advances in whole or ratably in part, together with accrued interest to the date of such prepayment on the principal amount prepaid and (b) following notice given to the Administrative Agent by the Borrower by not later than 10:00 a.m. (Chicago time) on, if the Advance to be prepaid is a Eurodollar Rate Advance, the fifth Business Day preceding the date of the proposed prepayment, such notice specifying the Advance to be prepaid and the proposed date of the prepayment, and, if such notice is given, the Borrower shall, prepay the outstanding principal amounts of the Eurodollar Rate Loans comprising a Eurodollar Rate Advance in whole (and not in part), together with accrued interest to the date of such prepayment on the principal amount prepaid; provided that the Borrower may not so prepay any Advances consisting of Term Loans unless such prepayment is made in accordance with the terms of the Intercreditor Agreement. Each partial prepayment shall be in an aggregate principal amount not less than $1,000,000 and `an integral multiple of $1,000,000. Optional prepayments of the Loans shall be applied to each of the then remaining installments payable under the Term Loans, on a ratable basis based upon the respective amounts of such installments and, upon payment in full of the Term Loans, shall be applied to then outstanding Revolving Loans.

(B) Mandatory Prepayments.

(a) Intentionally Omitted.

(b) Intentionally Omitted.

(c) By no later than three (3) Business Days after the end of each fiscal quarter of the Borrower (beginning with the fiscal quarter ending on June 30, 2002), the Borrower shall make a mandatory prepayment of the Term Credit in an aggregate amount equal to the product of the Bank Principal Allocation times the Excess Cash Flow, if positive, for such prior fiscal quarter.

(d) Nothing in this Section 2.3(B) shall be construed to constitute the Lenders' consent to any transaction referred to in clauses (a), (b) and (c) above which is not expressly permitted by the terms of this Agreement.

(e) Following the payment in full of the Term Loans, the amount of each such mandatory prepayment shall be applied to cash collateralize the Term L/C Obligations as contemplated by Section 2.1(c), and following the cash collateralization in full of the Term L/C Obligations, the amount of each such mandatory prepayment shall be applied to repay Revolving Loans (and shall reduce Revolving Loan Commitments) and following the payment in full of the Revolving Loans, the amount of each such mandatory prepayment shall be applied first to interest on the Reimbursement Obligations, then to principal on the Reimbursement Obligations, then to fees on account of Letters of Credit and then, to the extent any Revolver L/C Obligations are contingent, deposited with the Collateral Agent as cash collateral in respect of such Revolver L/C Obligations.

(f) On the date any such mandatory prepayment is received by the Administrative Agent, such prepayment shall be applied first to Base Rate Loans and to any Eurodollar Rate Loans maturing on such date and then to subsequently maturing Eurodollar Rate Loans.

(g) The Administrative Agent will determine the Dollar Amount of:

(i) each Letter of Credit on the date three (3) Business Days prior to the issuance date, or, if applicable, renewal date of such Letter of Credit; and

(ii) all outstanding L/C Obligations on and as of the last Business Day of each calendar month and on any other Business Day elected by the Administrative Agent in its discretion or upon instruction by the Required Lenders.

Each day upon or as of which the Administrative Agent determines Dollar Amounts as described in the preceding clauses (i) and (ii) is herein described as a "**Computation Date**" with respect to each Letter of Credit for which a Dollar Amount is determined on or as of such day.

If at any time and for any reason (other than as the result of fluctuations in currency exchange rates) the Dollar Amount of the Revolving Credit Obligations (calculated, with respect to all Revolver L/C Obligations denominated in Agreed Currencies other than Dollars, as of the most recent Computation Date with respect to each such Revolver L/C Obligation) is greater than the Aggregate Commitment, the Borrowers shall immediately make a mandatory prepayment of the Obligations in an amount equal to such excess. The Borrower shall also make all prepayments required under Section 2.3(B).

If, on any Computation Date, as a result of fluctuations in currency exchange rates the Dollar Amount of the Revolving Credit Obligations exceeds one hundred five percent (105%) of the Aggregate Commitment, the Administrative Agent shall so notify the Borrower and the Lenders of such occurrence and the Borrower shall immediately make a mandatory prepayment of the Obligations in an aggregate principal amount sufficient to eliminate any such excess.

2.4 Reduction of Revolving Loan Commitments. The Borrower may permanently reduce the Aggregate Revolving Loan Commitment in whole, or in part ratably among the Lenders, in an aggregate minimum amount of $1,000,000 and integral multiples of $1,000,000 in excess of that amount, upon at least five Business Days' prior written notice to the Administrative Agent, which notice shall specify the amount of any such reduction; provided, however, that the amount of the Aggregate Revolving Loan Commitment may not be reduced below the aggregate principal amount of the outstanding Revolving Credit Obligations. All accrued commitment fees shall be payable on the effective date of any termination of the obligations of the Revolving Lenders to make Revolving Loans hereunder.

2.5 Method of Borrowing Revolving Advances. The Administrative Agent shall notify each Revolving Lender by 11:00 a.m. (Chicago time) of each Revolving Advance on the Borrowing Date of each Base Rate Advance and three Business Days before the Borrowing Date of each Eurodollar Rate Advance and, not later than 12:00 noon (Chicago time) on each Borrowing Date, each Revolving Lender shall make available its Revolving Loan or Loans, in funds immediately available in Chicago to the Administrative Agent at its address specified pursuant to Article XIII hereof. The Administrative Agent will promptly make the funds so received from the Revolving Lenders available to the Borrower.

2.6 Method of Selecting Types and Interest Periods for Advances; Determination of Applicable Margins.

(a) Method of Selecting Types and Interest Periods for Advances. For all Revolving Loans, the Borrower shall select the Type of Advance and, in the case of each Eurodollar Rate Advance, the Interest Period applicable to each Advance from time to time. The Borrower shall give the Administrative Agent irrevocable notice (a "**Revolving Advance Borrowing Notice**") not later than 10:00 a.m. (Chicago time) on the Borrowing Date of each Base Rate Advance and three Business Days before the Borrowing Date for each Eurodollar Rate Advance, specifying: (i) the Borrowing Date (which shall be a Business Day) of such Advance; (ii) the aggregate amount of such Advance; (iii) the Type of Advance selected; and (iv) in the case of each Eurodollar Rate Advance, the Interest Period applicable thereto. For all Loans, the Borrower shall select Interest Periods so that, to the best of the Borrower's knowledge, it will not be necessary to prepay all or any portion of any Eurodollar Rate Advance prior to the last day of the applicable Interest Period in order to make mandatory prepayments as required pursuant to the terms hereof. Each Base Rate Advance shall bear interest from and including the date of the making of such Advance to (but not including) the date of repayment thereof at the interest rate determined as applicable to such Base Rate Advance, changing when the Alternate Base Rate changes. Changes in the rate of interest on that portion of any Advance maintained as a Base Rate Loan will take effect simultaneously with each change in the Alternate Base Rate. Each Eurodollar Rate Advance shall bear interest from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at the interest rate determined as applicable to such Eurodollar Rate Advance.

(b) Determination of Applicable Margin, Applicable Letter of Credit Fee and Applicable Revolving Loan Commitment Fee. As used in this Section 2.6(b) and in this Agreement, the following terms shall have the following meanings:

"Applicable Margin", "Applicable Revolving Loan Commitment Fee" and "Applicable Letter of Credit Fee" shall mean the per annum rates constituting the Applicable Margin, Applicable Revolving Loan Commitment Fee and Applicable Letter of Credit Fee, respectively, as set forth below:

Applicable Margin with respect to Base Rate Loans which are Revolving Loans	**Applicable Margin with respect to Base Rate Loans which are Term Loans**	**Applicable Margin with respect to Eurodollar Rate Loans which are Revolving Loans**	**Applicable Margin with respect to Eurodollar Rate Loans which are Term Loans**	**Applicable Revolving Loan Commitment Fee**	**Applicable Letter of Credit Fee for Revolver Letters of Credit**	**Applicable Letter of Credit Fee for Term Letters of Credit**
1.50%	1.50%	3.55%	3.80%	0.50%	3.55%	3.80%

2.7 Minimum Amount of Each Revolving Advance. Each Eurodollar Rate Advance shall be in the minimum amount of $1,000,000 (and in multiples of $1,000,000 if in excess thereof), and each Base Rate Advance shall be in the minimum amount of $1,000,000 (and in multiples of $1,000,000 if in excess thereof), provided, however, that any Base Rate Advance may be in the amount of the unused Aggregate Revolving Loan Commitment if such amount is less than $1,000,000.

2.8 Method of Selecting Types and Interest Periods for Conversion and Continuation of Loans.

(A) Right to Convert. The Borrower may elect from time to time, subject to the provisions of Section 2.6, Section 2.7 and this Section 2.8, to convert all or any part of a Loan of any Type into any other Type or Types of Loans; provided that any conversion of any Eurodollar Rate Advance shall be made on, and only on, the last day of the Interest Period applicable thereto.

(B) Automatic Conversion and Continuation. Base Rate Loans shall continue as Base Rate Loans unless and until such Base Rate Loans are converted into Eurodollar Rate Loans. Eurodollar Rate Loans shall continue as Eurodollar Rate Loans until the end of the then applicable Interest Period therefor, at which time such Eurodollar Rate Loans shall be automatically converted into Base Rate Loans unless the Borrower shall have given the Administrative Agent notice in accordance with Section 2.8(D) requesting that, at the end of such Interest Period, such Eurodollar Rate Loans continue as a Eurodollar Rate Loan.

(C) No Conversion Post-Default or Post-Unmatured Default. Notwithstanding anything to the contrary contained in Section 2.8(A) or Section 2.8(B), no Loan may be converted into or continued as a Eurodollar Rate Loan except with the consent of the Required Lenders when any Default or Unmatured Default has occurred and is continuing.

(D) Conversion/Continuation Notice. The Borrower shall give the Administrative Agent irrevocable notice (a "**Conversion/Continuation Notice**") of each conversion of a Base Rate Loan into a Eurodollar Rate Loan or continuation of a Eurodollar Rate Loan not later than 10:00 a.m. (Chicago time) three Business Days prior to the date of the requested conversion or continuation, specifying: (1) the requested date (which shall be a Business Day) of such conversion or continuation; (2) the amount and Type of the Loan to be converted or continued; and (3) the amounts of Eurodollar Rate Loan(s) into which such Loan is to be converted or continued and the duration of the Interest Periods applicable thereto.

2.9 Intentionally Omitted.

2.10 Intentionally Omitted.

2.11 Default Rate. After the occurrence and during the continuance of an Unmatured Default or a Default, at the option of the Administrative Agent or at the direction of the Required Lenders, the interest rate(s) applicable to the Obligations and the letter of credit fee payable under Section 2.23 with respect to Letters of Credit shall be increased by two percent (2.0%) per annum above the interest rate or fee otherwise applicable.

2.12 Method of Payment. All payments of principal, interest, and fees hereunder shall be made, without setoff, deduction or counterclaim, to the Administrative Agent at the Administrative Agent's office in Chicago, Illinois or at any other Lending Installation of the Administrative Agent specified in writing, in immediately available funds (by 9:00 a.m. (Chicago time) on the day before the date when due) by the Administrative Agent to the Borrower on the date when due and shall be made ratably among the Lenders (unless such amount is not to be shared ratably in accordance with the terms hereof). Each Advance shall be repaid or prepaid in Dollars and interest payable thereon shall be paid in Dollars. Each Revolver L/C Obligation denominated in an Agreed Currency other than Dollars shall be repaid, and all interest and fees to be paid in respect thereof shall be paid, in the currency in which the related Revolver Letter of Credit was issued, or where such currency has converted to euro, in euro. Each payment delivered to the Administrative Agent for the account of any Lender shall be delivered promptly by the Administrative Agent to such Lender in the same type of funds which the Administrative Agent received at its address specified pursuant to Article XIII or at any Lending Installation specified in a notice received by the Administrative Agent from such Lender. The Borrower authorizes the Administrative Agent to charge any account of the Borrower maintained with Bank One for each payment of principal, interest and fees as it becomes due hereunder.

If, after the designation by the Issuing Lender and the Administrative Agent of any currency as an Agreed Currency, in the reasonable opinion of the Borrower, the Issuing Lender, the Required Lenders or the Administrative Agent, (x) there shall occur any change in national or international financial, political or economic conditions or currency exchange rates or currency control or other exchange regulations are imposed in the country which issues such currency with the result that it shall be impractical for any Revolver L/C Obligation to be denominated in such currency or different types of such currency are introduced, (y) such currency is no longer readily available or freely traded or (z) an Equivalent Amount of such currency is not readily calculable (any such event a "**Market Disruption**"), the Borrower, the Issuing Lender, the Required Lenders or the Administrative Agent, as applicable, shall promptly notify the Lenders, the Issuing Lender, the Administrative Agent and the Borrower, and such currency shall no longer be an Agreed Currency until such time as the Administrative Agent and the Issuing Lender agrees to reinstate such currency as an Agreed Currency, and all payments to be made by the Borrower hereunder in such currency shall instead be made when due in Dollars in an amount equal to the Dollar Amount (as of the date of repayment) of such payment due, it being the intention of the parties hereto that the Borrower takes all risks of the imposition of any such currency control or exchange regulations. For purposes of this Section 2.12, the commencement of the third stage of EMU shall not constitute the imposition of currency control or exchange regulations.

2.13 Notes, Telephonic Notices. Each Lender is authorized to record the principal amount of each of its Loans and each repayment with respect to its Loans on the schedule attached to its respective Notes; provided, however, that the failure to so record shall not affect the Borrower's obligations under any such Note. The Borrower authorizes the Lenders and the Administrative Agent to extend Revolving Advances, effect selections of Types of Revolving Advances and to transfer funds based on telephonic notices made by any person or persons the Administrative Agent or any Lender in good faith believes to be acting on behalf of the Borrower. The Borrower agrees to deliver promptly to the Administrative Agent a written confirmation, signed by an Authorized Officer, if such confirmation is requested by the Administrative Agent or any Lender, of each telephonic notice. If the written confirmation differs in any material respect from the action taken by the Administrative Agent and the Lenders, (i) the telephonic notice shall govern absent manifest error and (ii) the Administrative Agent or the Lender, as applicable, shall promptly notify the Authorizing Officer who provided such confirmation of such difference.

2.14 Promise to Pay; Interest and Fees; Interest Payment Dates; Interest and Fee Basis; Loan Accounts.

(A) Promise to Pay. The Borrower unconditionally promises to pay when due the principal amount of each Loan made to it and all other Obligations incurred by it, and to pay all unpaid interest accrued thereon, in accordance with the terms of this Agreement.

(B) Interest Payment Dates. Interest accrued on each Base Rate Loan shall be payable on each Payment Date, commencing with the first such date to occur after the date hereof, on any date on which such Base Rate Loan is prepaid, whether due to acceleration or otherwise, and at maturity (whether by acceleration or otherwise). Interest accrued on each Eurodollar Rate Loan shall be payable on the last day of its applicable Interest Period, on any date on which the Eurodollar Rate Loan is prepaid, whether by acceleration or otherwise, and at maturity. Interest accrued on each Eurodollar Rate Loan having an Interest Period longer than three months shall also be payable on the last day of each three-month interval during such Interest Period. Interest accrued on the principal balance of all other Obligations shall be payable in arrears (i) on each Payment Date, commencing on the first such date following the incurrence of such Obligation, (ii) upon repayment thereof in full or in part, (iii) if not theretofore paid in full, at the time such other Obligation becomes due and payable (whether by acceleration or otherwise) and (iv) if not theretofore paid in full, on demand, commencing on the first such day following the date such Obligation became payable pursuant to the terms of this Agreement or the other Loan Documents.

(C) Fees. (i) The Borrower shall pay or cause the appropriate Subsidiary to pay to the Administrative Agent, for the account of the Revolving Lenders in accordance with their Revolving Loan Pro Rata Shares, a commitment fee accruing at the rate of the Applicable Revolving Loan Commitment Fee per annum from and after the date hereof until the Termination Date on the amount by which (A) the Aggregate Revolving Loan Commitment in effect from time to time exceeds (B) the aggregate outstanding amount of the Revolving Advances and Revolver L/C Obligations from time to time. All such commitment fees payable under this clause (C)(i) shall be payable quarterly in arrears on the first Business Day of each calendar quarter occurring after the date hereof and, in addition, on the Termination Date.

(ii) The Borrower shall deliver to the Lenders PIK Notes evidencing a deferral fee payable by the Borrower to the Lenders in accordance with their Pro Rata Shares, subject to the terms and conditions of the PIK Notes. The deferral fee evidenced by the PIK Notes shall accrue monthly (commencing on October 1, 2002) at a per annum rate equal to 0.50% of the sum of the Revolving Credit Obligations and the aggregate outstanding principal amount of the Term Credit as of September 30, 2002. Interest on the PIK Notes shall accrue monthly, shall be computed at a rate per annum equal to the sum of the Alternate Base Rate plus the Applicable Margin for Term Loans which are Base Rate Loans and shall be added to the interest-bearing principal amount of the PIK Notes.

(D) Interest and Fee Basis

Interest and fees shall be calculated for actual days elapsed on the basis of a 360-day year and shall be payable for the day an Obligation is incurred but not for the day of any payment on the amount paid if payment is received prior to 12:00 noon local time in Chicago at the place of payment. If any payment of principal of or interest on a Loan or any payment of any other Obligations shall become due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and, in the case of a principal payment, such extension of time shall be included in computing interest in connection with such payment.

(E) Loan Account. Each Lender shall maintain in accordance with its usual practice an account or accounts (a "**Loan Account**") evidencing the Obligations of the Borrower to such Lender owing to such Lender from time to time, including the amount of principal and interest payable and paid to such Lender from time to time hereunder and under the Notes.

(F) Entries Binding. The entries made in the Register and each Loan Account shall be conclusive and binding for all purposes, absent manifest error, unless the Borrower objects to information contained in the Register and each Loan Account within thirty (30) days of the Borrower's receipt of such information.

2.15 Notification of Advances, Interest Rates, Prepayments and Aggregate Revolving Loan Commitment Reductions. Promptly after receipt thereof, the Administrative Agent will notify each Lender of the contents of each Aggregate Revolving Loan Commitment reduction notice, Borrowing Notice, Continuation/Conversion Notice, and repayment notice received by it hereunder. The Administrative Agent will notify each Lender of the interest rate applicable to each Eurodollar Rate Loan promptly upon determination of such interest rate and will give each Lender prompt notice of each change in the Alternate Base Rate.

2.16 Lending Installations. Each Lender may book its Loans at any Lending Installation selected by such Lender and may change its Lending Installation from time to time. All terms of this Agreement shall apply to any such Lending Installation and the Notes shall be deemed held by each Lender for the benefit of such Lending Installation. Each Lender may, by written or facsimile notice to the Administrative Agent and the Borrower, designate a Lending Installation through which Loans will be made by it and for whose account Loan payments are to be made.

2.17 Non-Receipt of Funds by the Administrative Agent. Unless the Borrower or a Lender, as the case may be, notifies the Administrative Agent prior to the date on which it is scheduled to make payment to the Administrative Agent of (i) in the case of a Lender, the proceeds of a Loan or (ii) in the case of the Borrower, a payment of principal, interest or fees to the Administrative Agent for the account of the Lenders, that it does not intend to make such payment, the Administrative Agent may assume that such payment has been made. The Administrative Agent may, but shall not be obligated to, make the amount of such payment available to the intended recipient in reliance upon such assumption. If such Lender or the Borrower, as the case may be, has not in fact made such payment to the Administrative Agent, the recipient of such payment shall, on demand by the Administrative Agent, repay to the Administrative Agent the amount so made available together with interest thereon in respect of each day during the period commencing on the date such amount was so made available by the Administrative Agent until the date the Administrative Agent recovers such amount at a rate per annum equal to (i) in the case of payment by a Lender, the Federal Funds Effective Rate for such day or (ii) in the case of payment by the Borrower, the interest rate applicable to the relevant Loan.

2.18 Termination Date. This Agreement shall be effective until the Termination Date. Notwithstanding the termination of this Agreement on the Termination Date, until all of the Obligations (other than contingent indemnity and reimbursement obligations) shall have been fully and indefeasibly paid and satisfied, all financing arrangements among the Borrower and the Lenders shall have been terminated (other than under Interest Rate Agreements or other agreements with respect to Hedging Obligations) and all of the Letters of Credit shall have expired, been canceled or terminated, all of the rights and remedies under this Agreement and the other Loan Documents shall survive and the Collateral Agent shall be entitled to retain its security interest in and to all existing and future Collateral for the benefit of itself and the Secured Parties.

2.19 Letter of Credit Facility. Upon receipt of duly executed applications therefor, and such other documents, instructions and agreements as the Issuing Lender may reasonably require, and subject to the provisions of Section 2.1 and Article IV, the Issuing Lender shall issue Revolver Letters of Credit denominated in Dollars for the account of the Borrower (or for the account of the Borrower and any of its Subsidiaries, provided that the Borrower's obligations hereunder with respect thereto shall be several and not joint), on terms as are satisfactory to the Issuing Lender; provided, however, that no Revolver Letter of Credit will be issued for the account of Borrower by the Issuing Lender if on the date of issuance, before or after taking such Revolver Letter of Credit into account, (i) the aggregate Dollar Amount of the Revolving Advances and the Revolver L/C Obligations at such time would exceed the Aggregate Revolving Loan Commitment at such time or (ii) the aggregate outstanding Dollar Amount of the Revolver L/C Obligations exceeds $5,000,000; and provided, further, that no Revolver Letter of Credit shall be issued which has an expiration date later than the date which is twenty-one (21) days immediately preceding the Termination Date. The parties hereto acknowledge and agree that the Initial Revolver Letter of Credit shall be deemed to constitute a Revolver Letter of Credit issued pursuant to this Section 2.19 in which the Revolving Lenders participate pursuant to Section 2.20 and with respect to which fees shall accrue as provided in Section 2.23 beginning as of the Effective Date. Each Revolver Letter of Credit may, upon the request of the Borrower, include a provision whereby such Revolver Letter of Credit shall be renewed automatically for additional consecutive periods of 12 months or less (but not beyond the date that is twenty-one (21) days prior to the Termination Date) unless the Issuing Lender notifies the beneficiary thereof at least 30 days prior to the then-applicable expiry date that such Revolver Letter of Credit will not be renewed (it being understood and agreed that the Issuing Lender shall not send such a notice unless (x) an Unmatured Default or Default has occurred and is continuing or (y) such renewal would cause such Revolver Letter of Credit to expire on a date that is beyond twenty-one (21) days prior to the Termination Date).

2.20 Revolver Letter of Credit Participation. On the Effective Date, with respect to the Initial Revolver Letters of Credit, and immediately upon the issuance of each Revolver Letter of Credit by the Issuing Lender hereunder, each Revolving Lender shall be deemed to have automatically, irrevocably and unconditionally purchased and received from the Issuing Lender an undivided interest and participation in and to such Revolver Letter of Credit, the obligations of the Borrower in respect thereof, and the liability of the Issuing Lender thereunder (collectively, a "**Revolver L/C Interest**") in an amount equal to the Dollar Amount available for drawing under such Revolver Letter of Credit multiplied by such Revolving Lender's Revolving Loan Pro Rata Share.

The Issuing Lender will notify the Administrative Agent promptly upon presentation to it of a Revolver L/C Draft or upon any other draw under a Revolver Letter of Credit and the Administrative Agent will promptly notify each Revolving Lender. On or before the Business Day on which the Issuing Lender makes payment of each such Revolver L/C Draft or any other draw on a Revolver Letter of Credit, on demand of the Issuing Lender received by each Revolving Lender not later than 12:00 noon (Chicago time) on such Business Day, each Revolving Lender shall make payment on such Business Day to the Administrative Agent for the account of the Issuing Lender, in immediately available funds in Dollars in an amount equal to such Lender's Revolving Loan Pro Rata Share of the Dollar Amount of such payment or draw.

Upon the Administrative Agent's receipt of funds as a result of the Issuing Lender's payment on a Revolver L/C Draft or any other draw on a Revolver Letter of Credit issued by the Issuing Lender, the Administrative Agent shall promptly pay such funds to the Issuing Lender. The obligation of each Revolving Lender to pay the Administrative Agent for the account of the Issuing Lender under this Section 2.20 shall be unconditional, continuing, irrevocable and absolute. In the event that any Revolving Lender fails to make payment to the Administrative Agent of any amount due under this Section 2.20, the Administrative Agent shall be entitled to receive, retain and apply against such obligation the principal and interest otherwise payable to such Revolving Lender hereunder until the Administrative Agent on behalf of the Issuing Lender receives such payment from such Revolving Lender or such obligation is otherwise fully satisfied; provided, however, that nothing contained in this sentence shall relieve such Revolving Lender of its obligation to reimburse the Administrative Agent for such amount in accordance with this Section 2.20.

2.21 Reimbursement Obligation. The Borrower agrees unconditionally, irrevocably and absolutely upon receipt of notice from the Administrative Agent or the Issuing Lender to pay immediately to the Administrative Agent, for the account of the Issuing Lender or the account of the Revolving Lenders, as the case may be, the amount of each advance which may be drawn under or pursuant to a Revolver Letter of Credit issued for its account or a Revolver L/C Draft related thereto (such obligation of the Borrower to reimburse the Issuing Lender or the Administrative Agent for an advance made under a Revolver Letter of Credit or Revolver L/C Draft being hereinafter referred to as a "**Reimbursement Obligation**" with respect to such Revolver Letter of Credit or Revolver L/C Draft), each such payment to be made by the Borrower to the Administrative Agent no later than 1:00 p.m. (Chicago time) on the Business Day on which the Issuing Lender makes payment of each such Revolver L/C Draft or, in the case of any other draw on a Revolver Letter of Credit, 1:00 p.m. (Chicago time) on the date specified in a demand by the Administrative Agent, which shall be the date on which a corresponding payment is to be made by the Issuing Lender. The Issuing Lender may direct the Administrative Agent to make such demand with respect to Revolver Letters of Credit issued by the Issuing Lender. If the Borrower at any time fails to repay a Reimbursement Obligation pursuant to this Section 2.21, such unpaid Reimbursement Obligation shall at that time be automatically converted into an obligation denominated in Dollars and the Borrower shall be deemed to have elected to borrow a Revolving Advance from the Revolving Lenders, as of the date of the payment by the Issuing Lender giving rise to the Reimbursement Obligation equal in amount to the Dollar Amount of the unpaid Reimbursement Obligation. Such Revolving Advance shall be made as of the date of the payment giving rise to such Reimbursement Obligation, automatically, without notice and without any requirement to satisfy the conditions precedent otherwise applicable to a Revolving Advance if the Borrower shall have failed to make such payment to the Administrative Agent for the account of the applicable Issuing Lender prior to such time. Such Revolving Advance shall constitute a Base Rate Advance and the proceeds of such Advance shall be used to repay such Reimbursement Obligation. If, for any reason, the Borrower fails to repay a Reimbursement Obligation on the day such Reimbursement Obligation arises and, for any reason, the Revolving Lenders are unable to make or have no obligation to make a Revolving Advance, then such Reimbursement Obligation shall bear interest from and after such day, until paid in full, at the interest rate applicable to a Base Rate Advance (or, in the case of a Reimbursement Obligation denominated in an Agreed Currency other than Dollars, at the rate determined by the Issuing Lender in good faith to represent the Issuing Lender's cost of overnight or short-term funds in the applicable Agreed Currency plus the then effective Applicable Margin with respect to Eurodollar Rate Loans which are Revolving Loans). The Borrower agrees to indemnify the Issuing Lender against any loss or expense determined by such Issuing Lender in good faith to have resulted from any conversion pursuant to this Section 2.21 by reason of the inability of the Issuing Lender to convert the Dollar Amount received from the Borrower or from the Lenders, as applicable, into an amount in the applicable Agreed Currency of such Letter of Credit equal to the amount of such Reimbursement Obligation.

2.22 Cash Collateral. Notwithstanding anything to the contrary herein or in any application for a Revolver Letter of Credit, after the occurrence and during the continuance of Default, the Borrower shall, upon the Administrative Agent's demand, deliver to the Collateral Agent, cash having a value equal to the aggregate outstanding Revolver L/C Obligations of the Borrower. In addition, if the amount of Revolver L/C Obligations outstanding at any time exceeds the Aggregate Revolving Loan Commitment, the Borrower shall deposit cash collateral with the Collateral Agent in an amount equal to the amount by which such Revolver L/C Obligations exceed the Aggregate Revolving Loan Commitment. Any such collateral shall be held by the Collateral Agent in the Letter of Credit Collateral Account (as defined in the Intercreditor Agreement).

2.23 Letter of Credit Fees. The Borrower agrees to pay (i) monthly, in arrears, on each Payment Date to the Administrative Agent for the ratable benefit of the Revolving Lenders (with respect to Revolver Letters of Credit) and the Term Lenders (with respect to Term Letters of Credit), except as set forth in Section 8.2, a letter of credit fee in the Dollar Amount of the Applicable Letter of Credit Fee per annum on the aggregate average daily outstanding amount available for drawing under all of the Letters of Credit and (ii) to the Administrative Agent for the benefit of the Issuing Lender, a fronting fee of 1/8 of one percent (0.125%) of the initial outstanding Dollar Amount available for drawing under each Letter of Credit, payable on the date of issuance of such Letter of Credit, plus all customary fees and other issuance, amendment, document examination, negotiation and presentment expenses and related charges in connection with the issuance, amendment, presentation of L/C Drafts, and the like customarily charged by the Issuing Lender with respect to standby and commercial Letters of Credit, including, without limitation, standard commissions with respect to commercial Letters of Credit, payable at the time of invoice of such amounts.

2.24 Indemnification; Exoneration.

(a) In addition to amounts payable as elsewhere provided in this Agreement, the Borrower agrees to protect, indemnify, pay and save harmless the Administrative Agent, the Issuing Lender and each Lender from and against any and all liabilities and costs which the Administrative Agent, the Issuing Lender or any Lender may incur or be subject to as a consequence, direct or indirect, of (i) the issuance of any Letter of Credit other than, in the case of the Issuing Lender, as a result of its Gross Negligence or willful misconduct, as determined by the final judgment of a court of competent jurisdiction, or (ii) the failure of the Issuing Lender of a Letter of Credit to honor a drawing under such Letter of Credit as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto Governmental Authority (all such acts or omissions herein called "**Governmental Acts**").

(b) As among the Borrower, the Lenders, the Issuing Lender and the Administrative Agent, the Borrower assumes all risks of the acts and omissions of, or misuse of such Letter of Credit by, the beneficiary of any Letter of Credit. In furtherance and not in limitation of the foregoing, subject to the provisions of the Letter of Credit applications and Letter of Credit reimbursement agreements executed by the Borrower at the time of request for any Letter of Credit, the Issuing Lender of a Letter of Credit, the Administrative Agent and the Lenders shall not be responsible (in the absence of Gross Negligence or willful misconduct in connection therewith, as determined by the final judgment of a court of competent jurisdiction): (i) for the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of the Letters of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; (ii) for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason; (iii) for failure of the beneficiary of a Letter of Credit to comply duly with conditions required in order to draw upon such Letter of Credit; (iv) for errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex, or other similar form of teletransmission or otherwise; (v) for errors in interpretation of technical trade terms; (vi) for any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any Letter of Credit or of the proceeds thereof; (vii) for the misapplication by the beneficiary of a Letter of Credit of the proceeds of any drawing under such Letter of Credit; and (viii) for any consequences arising from causes beyond the control of the Administrative Agent, the Issuing Lender and the Lenders including, without limitation, any Governmental Acts. None of the above shall affect, impair, or prevent the vesting of any of the Issuing Lender's rights or powers under this Section 2.24.

(c) In furtherance and extension and not in limitation of the specific provisions hereinabove set forth, any action taken or omitted by the Issuing Lender under or in connection with Letters of Credit issued on behalf of the Borrower or any related certificates shall not, in the absence of Gross Negligence or willful misconduct, as determined by the final judgment of a court of competent jurisdiction, put the Issuing Lender, the Administrative Agent or any Lender under any resulting liability to the Borrower or relieve the Borrower of any of its obligations hereunder to any such Person.

(d) Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in this Section 2.24 shall survive the payment in full of principal and interest hereunder, the termination of the Letters of Credit and the termination of this Agreement.

2.25 Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due from the Borrower hereunder or under any of the Notes in the currency expressed to be payable herein or under the Notes (the "specified currency") into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the specified currency with such other currency at the Administrative Agent's office in Chicago, Illinois on the Business Day preceding that on which the final, non-appealable judgment is given. The obligations of the Borrower in respect of any sum due to any Lender or the Administrative Agent hereunder or under any Note shall, notwithstanding any judgment in a currency other than the specified currency, be discharged only to the extent that on the Business Day following receipt by such Lender or the Administrative Agent (as the case may be) of any sum adjudged to be so due in such other currency such Lender or the Administrative Agent (as the case may be) may in accordance with normal, reasonable banking procedures purchase the specified currency with such other currency. If the amount of the specified currency so purchased is less than the sum originally due to such Lender or the Administrative Agent, as the case may be, in the specified currency, the Borrower agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify such Lender or the Administrative Agent, as the case may be, against such loss, and if the amount of the specified currency so purchased exceeds (a) the sum originally due to any Lender or the Administrative Agent, as the case may be, in the specified currency and (b) any amounts shared with other Lenders as a result of allocations of such excess as a disproportionate payment to such Lender under Section 11.2, such Lender or the Administrative Agent, as the case may be, agrees to remit such excess to the Borrower.

ARTICLE III: CHANGE IN CIRCUMSTANCES

3.1 Yield Protection. If any law or any governmental or quasi-governmental rule, regulation, policy, guideline or directive (whether or not having the force of law) adopted after the date of this Agreement and having general applicability to all banks within the jurisdiction in which such Lender operates (excluding, for the avoidance of doubt, the effect of and phasing in of capital requirements or other regulations or guidelines passed prior to the date of this Agreement), or any interpretation or application thereof by any Governmental Authority charged with the interpretation or application thereof, or the compliance of any Lender therewith,

(i) subjects any Lender (each reference in this Section 3.1 to a Lender being in its capacity as a Lender or the Issuing Lender, or both) or any applicable Lending Installation to any tax, duty, charge or withholding on or from payments due from the Borrower (excluding Excluded Taxes), or changes the basis of taxation of payments (other than with respect to Excluded Taxes) to any Lender in respect of its Loans, its L/C Interests, the Letters of Credit or other amounts due it hereunder, provided, that this clause (i) shall not apply with respect to any Taxes to which Section 3.5 applies, or

(ii) imposes or increases or deems applicable any reserve, assessment, insurance charge, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender or any applicable Lending Installation with respect to its Eurodollar Rate Loans, L/C Interests or the Letters of Credit, or

(iii) imposes any other condition the result of which is to increase the cost to any Lender or any applicable Lending Installation of making, funding or maintaining the Eurodollar Rate Loans, the L/C Interests or the Letters of Credit or reduces any amount received by any Lender or any applicable Lending Installation in connection with Eurodollar Rate Loans or Letters of Credit, or requires any Lender or any applicable Lending Installation to make any payment calculated by reference to the amount of Loans or L/C Interests held or interest received by it or by reference to the Letters of Credit, by an amount deemed material by such Lender;

and the result of any of the foregoing is to increase the cost to that Lender of making, renewing or maintaining its Loans, L/C Interests or Letters of Credit or to reduce any amount received under this Agreement, then, within 15 days after receipt by the Borrower of written demand by such Lender pursuant to Section 3.6, the Borrower shall pay or cause the appropriate Subsidiary to pay such Lender that portion of such increased expense incurred or reduction in an amount received which such Lender determines is attributable to making, funding and maintaining its Loans, L/C Interests, Letters of Credit and its Revolving Loan Commitment.

3.2 Changes in Capital Adequacy Regulations. If a Lender (each reference in this Section 3.2 to a Lender being in its capacity as a Lender or the Issuing Lender, or both) determines (i) the amount of capital required or expected to be maintained by such Lender, any Lending Installation of such Lender or any corporation controlling such Lender is increased as a result of a "Change" (as defined below), and (ii) such increase in capital will result in an increase in the cost to such Lender of maintaining its Loans, L/C Interests, the Letters of Credit or its obligation to make Loans hereunder, then, within 15 days after receipt by the Borrower of written demand by such Lender pursuant to Section 3.6, the Borrower shall pay or cause the appropriate Subsidiary to pay such Lender the amount necessary to compensate for any shortfall in the rate of return on the portion of such increased capital which such Lender determines is attributable to this Agreement, its Loans, its L/C Interests, the Letters of Credit or its obligation to make Loans hereunder (after taking into account such Lender's policies as to capital adequacy). "**Change**" means (i) any change after the date of this Agreement in the "Risk-Based Capital Guidelines" (as defined below) excluding, for the avoidance of doubt, the effect of any phasing in of such Risk-Based Capital Guidelines or any other capital requirements passed prior to the date hereof, or (ii) any adoption of or change in any other law, governmental or quasi-governmental rule, regulation, policy, guideline, interpretation, or directive (whether or not having the force of law) after the date of this Agreement and having general applicability to all banks and financial institutions within the jurisdiction in which such Lender operates which affects the amount of capital required or expected to be maintained by any Lender or any Lending Installation or any corporation controlling any Lender. "**Risk-Based Capital Guidelines**" means (i) the risk-based capital guidelines in effect in the United States on the date of this Agreement, including transition rules, and (ii) the corresponding capital regulations promulgated by regulatory authorities outside the United States implementing the July 1988 report of the Basle Committee on Banking Regulation and Supervisory Practices Entitled

"International Convergence of Capital Measurements and Capital Standards," including transition rules, and any amendments to such regulations adopted prior to the date of this Agreement.

3.3 Availability of Types of Advances. If (i) any Lender determines that maintenance of any of its Eurodollar Rate Loans at a suitable Lending Installation would violate any applicable law, rule, regulation or directive, whether or not having the force of law, or (ii) the Required Lenders determine that (x) deposits of a type, currency and maturity appropriate to match fund Eurodollar Rate Advances are not available or (y) the interest rate applicable to a Eurodollar Rate Advance does not accurately reflect the cost of making or maintaining such a Eurodollar Rate Advance, then the Administrative Agent shall suspend the availability of Eurodollar Rate Advances of the affected Type or in the affected currency and, in the case of any occurrence set forth in clause (i), require any affected Eurodollar Rate Advances to be repaid or, in the case of Eurodollar Rate Loans in Dollars, at the option of the Borrower, converted to Base Rate Advances.

3.4 Funding Indemnification. If any payment of a Eurodollar Rate Advance occurs on a date which is not the last day of the applicable Interest Period, whether because of acceleration, prepayment, or otherwise, or a Eurodollar Rate Advance is not made or continued on the date specified by the Borrower for any reason other than default by the Lenders, the Borrower agrees to indemnify each Lender for any loss or cost incurred by it resulting therefrom, including, without limitation, any loss or cost in liquidating or employing deposits acquired to fund or maintain the Eurodollar Rate Advance.

3.5 Taxes.

(i) Any and all payments by the Borrower hereunder shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings or any liabilities with respect thereto including those arising after the date hereof as a result of the adoption of or any change in any law, treaty, rule, regulation, guideline or determination of a Governmental Authority or any change in the interpretation or application thereof by a Governmental Authority but excluding, in the case of each Lender and the Administrative Agent, such taxes (including income taxes, franchise taxes and branch profit taxes) as are imposed on or measured by such Lender's or Administrative Agent's, as the case may be, net income by the United States of America or any Governmental Authority of the jurisdiction (or any political subdivision thereof) under the laws of which such Lender or the Administrative Agent, as the case may be, is organized, carries on a business (other than as a result of a connection arising solely from the execution, delivery or performance of obligations under this Agreement), or maintains a Lending Installation (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings, and liabilities which the Administrative Agent or a Lender determines to be applicable to this Agreement, the other Loan Documents, the Revolving Loan Commitments, the Loans or the Letters of Credit being hereinafter referred to as "Taxes"). Notwithstanding the foregoing sentence, the Borrower shall not be obligated to make any deductions, charges or withholdings from any and all payments to a

Lender that is both a Purchaser and is organized or incorporated outside the United States of America (or a political subdivision thereof), unless either (v) the Borrower consents to the assignment of such Purchaser's interest or (w) the Purchaser delivers IRS form W-8BEN, W-8ECI or other applicable form in the manner and by the procedures described in Section 3.5(vi) and continues to comply with Section 3.5(vi). If the Borrower or the Administrative Agent shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder or under the other Loan Documents to any Lender or the Administrative Agent, (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 3.5) such Lender or the Administrative Agent (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions, and (iii) the Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law. If any Taxes, including, without limitation, any withholding tax of the United States of America or any other Governmental Authority shall be or become applicable (y) after the date of this Agreement, to such payments by the Borrower made to the Lending Installation or any other office that a Lender may claim as its Lending Installation, or (z) after such Lender's selection and designation of any other Lending Installation, to such payments made to such other Lending Installation, such Lender shall use reasonable efforts to make, fund and maintain its Loans through another Lending Installation of such Lender in another jurisdiction so as to reduce the Borrower's liability hereunder, if the making, funding or maintenance of such Loans through such other Lending Installation of such Lender does not, in the reasonable judgment of such Lender, otherwise adversely affect such Loans, the obligations under the Revolving Loan Commitments or such Lender.

(ii) In addition, the Borrower agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges, or similar levies which arise from any payment made hereunder, from the issuance of Letters of Credit hereunder, or from the execution, delivery or registration of, or otherwise with respect to, this Agreement, the other Loan Documents, the Revolving Loan Commitments, the Loans or the Letters of Credit (hereinafter referred to as "Other Taxes").

(iii) The Borrower indemnifies each Lender and the Administrative Agent for the full amount of Taxes and Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any Governmental Authority on amounts payable under this Section 3.5) paid by such Lender or the Administrative Agent (as the case may be) and any liability (including penalties, interest, and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. This indemnification shall be made within thirty (30) days after the date such Lender or the Administrative Agent (as the case may be) makes written demand therefor. A certificate as to any additional amount payable to any Lender or the

Administrative Agent under this Section 3.5 submitted to the Borrower and the Administrative Agent (if a Lender is so submitting) by such Lender or the Administrative Agent shall show in reasonable detail the amount payable and the calculations used to determine such amount and shall, absent manifest error, be final, conclusive and binding upon all parties hereto. With respect to such deduction or withholding for or on account of any Taxes and to confirm that all such Taxes have been paid to the appropriate Governmental Authorities, the Borrower shall promptly (and in any event not later than thirty (30) days after receipt) furnish to each Lender and the Administrative Agent such certificates, receipts and other documents as may be required (in the judgment of such Lender or the Administrative Agent) to establish any tax credit to which such Lender or the Administrative Agent may be entitled. Notwithstanding the foregoing, the Borrower shall not be required to indemnify any Lender or the Administrative Agent under this Section 3.5(iii) if such Lender or the Administrative Agent, as applicable, fails to comply with Section 3.5(vi).

(iv) Within thirty (30) days after the date of any payment of Taxes or Other Taxes by the Borrower, the Borrower shall furnish to the Administrative Agent the original or a certified copy of a receipt evidencing payment thereof.

(v) Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in this Section 3.5 shall survive the payment in full of principal and interest hereunder, the termination of the Letters of Credit and the termination of this Agreement.

(vi) Each Lender that is not created or organized under the laws of the United States of America or a political subdivision thereof shall deliver to the Borrower and the Administrative Agent on or before the Effective Date, or, if later, the date on which such Lender becomes a Lender pursuant to Section 12.3 and from time to time when requested by the Borrower, a true and accurate certificate executed in duplicate by a duly authorized officer of such Lender, in a form satisfactory to the Borrower and the Administrative Agent, to the effect that (A) such Lender is capable of receiving payments of interest hereunder without deduction or withholding of United States federal income tax and accompanied by two executed copies of Form W-8BEN or Form W-8ECI of the IRS, or applicable successor forms or, (B) such Lender is not (1) a "bank" within the meaning of Section 881(c)(3)(A) of the Code, (2) a "10 percent shareholder" of the Borrower or any Subsidiary within the meaning of Section 881(c)(3)(B) of the Code, or (3) a controlled foreign corporation receiving interest from a related person within the meaning of Section 881(c)(3)(C) of the Code and accompanied by two executed copies of Form W-8BEN or applicable successor form. Each such Lender further agrees to deliver to the Borrower and the Administrative Agent from time to time a true and accurate certificate executed in duplicate by a duly authorized officer of such Lender substantially in a form satisfactory to the Borrower and the Administrative Agent, before or promptly upon the occurrence of any event requiring a change in the most recent certificate previously delivered by it to the

Borrower and the Administrative Agent pursuant to this Section 3.5(vi). Further, each Lender which delivers a certificate pursuant to this Section 3.5(vi) covenants and agrees to deliver to the Borrower and the Administrative Agent within fifteen (15) days prior to the expiration of such form, another such certificate and/or two accurate and complete original signed copies of the applicable form (or any successor form or forms required under the Code or the applicable regulations promulgated thereunder). Each such certificate shall certify as to one of the following:

(1) that such Lender is capable of receiving payments of interest hereunder without deduction or withholding of United States of America federal income tax;

(2) that such Lender is not capable of receiving payments of interest hereunder without deduction or withholding of United States of America federal income tax as specified therein but is capable of recovering the full amount of any such deduction or withholding from a source other than the Borrower and will not seek any such recovery from the Borrower; or

(3) that, as a result of the adoption of or any change in any law, treaty, rule, regulation, guideline or determination of a Governmental Authority or any change in the interpretation or application thereof by a Governmental Authority after the date such Lender became a party hereto, such Lender is not capable of receiving payments of interest hereunder without deduction or withholding of United States of America federal income tax as specified therein and that it is not capable of recovering the full amount of the same from a source other than the Borrower.

Each Lender shall promptly furnish to the Borrower and the Administrative Agent such additional documents as may be reasonably required by the Borrower or the Administrative Agent to establish any exemption from or reduction of any Taxes or Other Taxes required to be deducted or withheld and which may be obtained without undue expense to such Lender.

3.6 Mitigation; Lender Statements; Survival of Indemnity. To the extent reasonably possible, each Lender shall designate an alternate Lending Installation with respect to its Eurodollar Rate Loans to reduce any liability of the Borrower to such Lender under Sections 3.1 and 3.2 or to avoid the unavailability of a Type of Advance under Section 3.3, so long as such designation is not disadvantageous to such Lender. Each Lender requiring compensation pursuant to this Article III shall use its best efforts to notify the Borrower and the Administrative Agent in writing of any Change, law, policy, rule, guideline or directive giving rise to such demand for compensation not later than ninety (90) days following the date upon which the responsible account officer of such Lender knows or should have known of such Change, law, policy, rule, guideline or directive. Any demand for compensation pursuant to this Article III shall be in writing and shall state the amount due, if any, under Section 3.1, 3.2, 3.4 or 3.5 and shall set forth in reasonable detail the calculations upon which such Lender determined such amount. Such written demand shall be rebuttably presumed correct for all purposes. Determination of amounts payable under such Sections in connection with a Eurodollar Rate Loan shall be calculated as though each Lender funded its Eurodollar Rate Loan through the purchase of a deposit of the type, currency and maturity corresponding to the deposit used as a reference in determining the Eurodollar Rate applicable to such Loan, whether in fact that is the case or not. The obligations of the Borrower under Sections 3.1, 3.2, 3.4 and 3.5 shall survive payment of the Obligations and termination of this Agreement.

ARTICLE IV: CONDITIONS PRECEDENT

4.1 Effectiveness. The effectiveness of this Agreement is subject to the satisfaction of each of the following conditions precedent:

(a) The Borrower shall have furnished to the Administrative Agent, with sufficient copies (other than in the case of the Notes) for each of the Lenders, such documents as the Administrative Agent or any Lender or its counsel may have reasonably requested, including, without limitation, (1) this Agreement, the Notes, the Guaranty and all of the other documents reflected on the List of Closing Documents attached as Exhibit D to this Agreement, (2) the Collateral Documents required by the Collateral Agent to be delivered on or before the Effective Date and (3) a copy of this Agreement executed by the Borrower, the Lenders and the Administrative Agent.

(b) The Note Agreements and the Intercreditor Agreement shall have been duly executed and delivered by the parties thereto and all of the transactions contemplated thereby shall have been consummated to the satisfaction of the Administrative Agent and the Lenders.

(c) No injunction or temporary restraining order shall exist which, in the judgment of the Administrative Agent, would prohibit the making of the Loans or any litigation seeking such an injunction or restraining order.

(d) No action, suit, proceeding, arbitration or (to the Borrower's knowledge) investigation shall exist before or by any Governmental Authority or private arbitrator pending or (to the Borrower's knowledge) shall be threatened against the Borrower or any of its Subsidiaries or any property of any of them (i) challenging the validity or the enforceability of any material provision of the Loan Documents or (ii) which will have or could reasonably be expected to have a Material Adverse Effect.

(e) The Borrower shall have entered into definitive and binding documentation pertaining to, and closed on, the Permitted Receivables Transfer on terms and conditions satisfactory to the Lenders.

(f) The Borrower shall have closed on an amendment to the Fleet Lease Transaction on terms and conditions satisfactory to the Administrative Agent.

(g) Any consents or approvals required to be obtained from any holder of any outstanding debt of the Borrower or any Guarantor and any amendments of agreements pursuant to which any Indebtedness may have been incurred by the Borrower or any Guarantor, which shall be necessary to permit the consummation of the transactions contemplated hereby or by the Restructuring Transaction shall have been obtained and all such consents, approvals or amendments shall be satisfactory in form and substance to the Administrative Agent and its counsel.

(h) The Borrower shall have paid an amendment fee to the Administrative Agent for the ratable account of each Lender in an amount equal to 0.50% of the sum of such Lender's Revolving Loan Commitment and Term Credit (as computed after giving effect hereto).

(i) The Borrower shall have paid all the fees agreed to in any fee letters among the Administrative Agent and the Borrower.

4.2 Each Revolving Loan and Revolver Letter of Credit. Except as expressly provided in Section 2.23, no Revolver Lender shall be required to make any Revolving Loan and the Issuing Lender shall not be required to issue any Revolver Letter of Credit, unless on the applicable Borrowing Date, or in the case of a Revolver Letter of Credit, the date on which the Revolver Letter of Credit is to be issued:

(i) There exists no Default or Unmatured Default; and

(ii) The representations and warranties contained in Article V are true and correct as of such Borrowing Date, except for representations and warranties made with reference solely to an earlier date, which representations and warranties shall be true and correct as of such earlier date.

Each Borrowing Notice with respect to each Loan or Advance and each letter of credit application with respect to a Letter of Credit shall constitute a representation and warranty by the Borrower that the conditions contained in Sections 4.2(i) and (ii) will have been satisfied as of the date of such Loan or Advance or the issuance of such Letter of Credit. The Administrative Agent may require a duly completed officer's certificate in substantially the form of Exhibit E hereto and/or a duly completed compliance certificate in substantially the form of Exhibit F hereto as a condition to the Lenders' making any Revolving Loan or the Issuing Lender issuing any Revolver Letter of Credit.

ARTICLE V: REPRESENTATIONS AND WARRANTIES

In order to induce the Administrative Agent and the Lenders to enter into this Agreement and to make the Loans and the other financial accommodations to the Borrower and in order to induce the Issuing Lender to issue the Letters of Credit described herein, the Borrower represents and warrants as follows to each Lender as of the Effective Date, having given effect to the consummation of the transactions contemplated by the Loan Documents on the Effective Date, and thereafter on each date as required by Section 4.2:

5.1 Corporate Existence and Standing. The Borrower is a corporation and each of its Subsidiaries is a corporation, partnership or limited liability company, in each case duly incorporated or organized, as the case may be, validly existing and (to the extent such concept applies to such entity) in good standing under the laws of its jurisdiction of incorporation or organization and has all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except to the extent that, in the case of any Subsidiary of the Borrower, the failure to be in good standing or authorized to conduct business in any jurisdiction could not, when taken together with all similar failures by such Subsidiary and each other Subsidiary, reasonably be expected to have a Material Adverse Effect.

5.2 Authorization and Validity.

(A) Each Loan Party has the requisite power and authority (i) to execute, deliver and perform each of the Loan Documents executed, or which are to be executed, by it and (ii) to file the Loan Documents or which must be filed by it or which have been filed by it as required by this Agreement or the other Loan Documents or otherwise on or prior to the Effective Date with any Governmental Authority.

(B) The execution, delivery, performance and filing, as the case may be, of each of the Loan Documents which must be executed or filed by any Loan Party or which have been executed or filed as required by this Agreement, the other Loan Documents or otherwise on or prior to the Effective Date and to which any Loan Party is party, and the consummation of the transactions contemplated thereby, have been duly approved by the respective boards of directors or comparable governing bodies and, if necessary, the shareholders of such Loan Party, and such approvals have not been rescinded. No other action or proceeding on the part of any Loan Party is necessary to consummate such transactions.

(C) Each of the Loan Documents to which any Loan Party is a party has been duly executed, delivered or filed, as the case may be, by it and constitutes its legal, valid and binding obligation, enforceable against such Loan Party in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally and general principles of equity, regardless of whether the application of such principles is considered in a proceeding in equity or at law), is in full force and effect and no Default or Unmatured Default exists thereunder.

5.3 No Conflict; Government Consent. The execution, delivery and performance of the Loan Documents by the Loan Parties party thereto, the consummation of the transactions therein contemplated, and compliance with the provisions thereof will not violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on the Borrower or any Subsidiary or the Borrower's or any Subsidiary's articles of incorporation or by-laws or comparable constitutive documents or the provisions of any indenture, instrument or agreement to which the Borrower or any Subsidiary is a party or is subject, or by which it, or its Property, is bound, or conflict with or constitute a default thereunder, or result in the creation or imposition of any Lien in, of or on the Property of the Borrower or any Subsidiary pursuant to the terms of any such indenture, instrument or agreement which violation, conflict or imposition could reasonably be expected to have a Material Adverse Effect. No order, consent, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, any Governmental Authority is required to authorize, or is required in connection with the execution, delivery and performance of, or the legality, validity, binding effect or enforceability of, any of the Loan Documents.

5.4 Financial Statements. The December 31, 2000, consolidated financial statements of the Borrower and its Subsidiaries, previously delivered to the Lenders, were prepared in accordance with Agreement Accounting Principals in effect on the date such statements were prepared and fairly present the consolidated financial condition of the Borrower and its Subsidiaries at the date thereof and the consolidated results of their operations for the period then ended. The consolidated financial statements of the Borrower and its Subsidiaries dated as of March 31, 2001, June 30, 2001 and September 30, 2001, previously delivered to the Lenders, were prepared in accordance with Agreement Accounting Principles in effect on the dates such statements were prepared and fairly present the consolidated financial condition of the Borrower and its Subsidiaries at the respective dates thereof and the consolidated results of their operations for the three-month, six-month and nine-month periods, respectively, then ended, subject to normal year-end adjustments.

5.5 Material Adverse Change. Except as set forth on Schedule 5.7 hereto, since December 31, 2001, there has been no change in the business, Property, prospects, condition (financial or otherwise) or results of operations of the Borrower and its Subsidiaries which could reasonably be expected to have a Material Adverse Effect.

5.6 Taxes. All tax returns required to be filed by the Borrower or any of its Subsidiaries in any jurisdiction have, in fact, been filed, all such tax returns have been prepared in accordance with applicable laws, and all taxes, assessments, fees and other governmental charges upon the Borrower or any Subsidiary or upon any of their respective properties, income or franchises, which are shown on such returns have been paid except to the extent such tax payments are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with Agreement Accounting Principles. For all taxable years ending on or before December 31, 1996, the United States Federal income tax liability of the Borrower and its Subsidiaries has been satisfied and either the period of limitations on assessment of additional United States Federal income tax has expired or the Borrower or the applicable Subsidiary has entered into an agreement with the IRS closing conclusively the total tax liability for the taxable year. Neither the Borrower nor any of its Subsidiaries knows of any proposed additional tax assessment against it or any of them for which adequate provision has not been made on its or their accounts, and no controversy in respect of additional income or other taxes due or claimed to be due to any Governmental Authority is pending or to the knowledge of the Borrower or its Subsidiaries threatened the outcome of which could reasonably be expected to have a Material Adverse Effect except as set forth on Schedule 5.7 hereto. The charges, accruals and reserves on the books of the Borrower and its Subsidiaries in respect of any taxes or other governmental charges are adequate.

5.7 Litigation and Contingent Liabilities. Except as set forth on Schedule 5.7 hereto, there is no litigation, arbitration, governmental investigation, proceeding or inquiry pending or, to the knowledge of any of their officers, threatened against or affecting the Borrower or any Subsidiary of the Borrower which could reasonably be expected to have a Material Adverse Effect. Other than any liability incident to such litigation, arbitration or proceedings, to the knowledge of the Borrower's officers neither the Borrower nor any of its Subsidiaries has any material contingent liabilities not provided for or disclosed in the financial statements referred to in Section 5.4.

5.8 Subsidiaries. (i) Schedule 5.8 hereto contains an accurate list of all of the Subsidiaries (except for inactive Subsidiaries with immaterial assets and liabilities) of the

Borrower, setting forth their respective jurisdictions of incorporation or organization and the percentage of their respective capital stock or other ownership interests owned by the Borrower or its Subsidiaries; and (ii) all of the issued and outstanding shares of capital stock or other ownership interests of the Subsidiaries of the Borrower listed on Schedule 5.8 hereto have been (to the extent such concepts are relevant with respect to such ownership interests) duly authorized and issued and are fully paid and non-assessable and are free and clear of all Liens, except Liens permitted under Section 6.3(C).

5.9 ERISA. The Unfunded Liabilities of all Single Employer Plans do not in the aggregate exceed $5,000,000. Neither the Borrower nor any other member of the Controlled Group has incurred, or is reasonably expected to incur, any withdrawal liability to Multiemployer Plans in excess of $5,000,000 in the aggregate. Each Plan complies in all material respects with all applicable requirements of law and regulations, no Reportable Event has occurred with respect to any Plan, none of the Borrower or any other member of the Controlled Group has withdrawn from any Multiemployer Plan or initiated steps to do so, and no steps have been taken to reorganize or terminate any Benefit Plan.

5.10 Accuracy of Information. The information, exhibits and reports furnished by or on behalf of the Borrower and any of its Subsidiaries to the Administrative Agent or to any Lender in connection with the negotiation of, or compliance with, the Loan Documents, including, without limitation, the Confidential Information Memorandum dated September, 1997 prepared by the Borrower, the representations and warranties of the Borrower and its Subsidiaries contained in the Loan Documents, and all certificates and documents delivered to the Administrative Agent and the Lenders pursuant to the terms thereof do not contain as of the date furnished any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

5.11 Securities Activities. The Borrower and its Subsidiaries are in compliance with Regulations T, U and X. Neither the Borrower nor any of its Subsidiaries is engaged in the business of extending credit for the purpose of purchasing or carrying Margin Stock.

5.12 Material Agreements. Neither the Borrower nor any Subsidiary is a party to any agreement or instrument or subject to any charter or other contractual or corporate restriction which will have or is reasonably likely to have a Material Adverse Effect. Neither the Borrower nor any of its Subsidiaries has received notice or has knowledge that (i) it is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any Contractual Obligation applicable to it, or (ii) any condition exists which, with the giving of notice or the lapse of time or both, would constitute a default with respect to any such Contractual Obligation, in each case, except where such default or defaults, if any, will not have or are not reasonably likely to have a Material Adverse Effect.

5.13 Compliance with Laws. The Borrower and its Subsidiaries are in compliance with all Requirements of Law applicable to them and their respective businesses, in each case where the failure to so comply individually or in the aggregate will have or is reasonably likely to have a Material Adverse Effect.

5.14 Assets and Properties. Except as disclosed on Schedule 5.14 hereto, the Borrower and each of its Subsidiaries has good and marketable title to all of its assets and properties (tangible and intangible, real or personal) owned by it or a valid leasehold interest in all of its leased assets (except insofar as marketability may be limited by any laws or regulations of any Governmental Authority affecting such assets), and all such assets and property are free and clear of all Liens, except Liens permitted under Section 6.3(C). Substantially all of the assets and properties owned by, leased to or used by the Borrower and/or each such Subsidiary of the Borrower are in adequate operating condition and repair, ordinary wear and tear excepted. Except for Liens granted to the Collateral Agent for the benefit of the Secured Parties, neither this Agreement nor any other Loan Document, nor any transaction contemplated under any such agreement, will affect any right, title or interest of the Borrower or such Subsidiary in and to any of such assets in a manner that would have or could reasonably be expected to have a Material Adverse Effect.

5.15 Statutory Indebtedness Restrictions. Neither the Borrower, nor any of its Subsidiaries is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, or the Investment Company Act of 1940, or any other federal or state statute or regulation which limits its ability to incur indebtedness or its ability to consummate the transactions contemplated hereby.

5.16 Environmental Matters.

(a) Except as disclosed on Schedule 5.16 to this Agreement

(i) the operations of the Borrower and its Subsidiaries comply in all material respects with Environmental, Health or Safety Requirements of Law;

(ii) the Borrower and its Subsidiaries have all material permits, licenses or other authorizations required under Environmental, Health or Safety Requirements of Law and are in material compliance with such permits;

(iii) neither the Borrower, any of its Subsidiaries nor any of their respective present property or operations, or, to the best of the Borrower's or any of its Subsidiaries' knowledge, any of their respective past property or operations, are subject to or the subject of any investigation known to the Borrower or any of its Subsidiaries, any judicial or administrative proceeding, order, judgment, decree, settlement or other agreement respecting: (A) any material violation of Environmental, Health or Safety Requirements of Law; (B) any material remedial action; or (C) any material claims or liabilities arising from the Release or threatened Release of a Contaminant into the environment;

(iv) there is not now, nor to the best of the Borrower's or any of its Subsidiaries' knowledge has there ever been, on or in the property of the Borrower or any of its Subsidiaries any landfill, waste pile, underground storage tanks, aboveground storage tanks, surface impoundment or hazardous waste storage facility of any kind, polychlorinated biphenyls (PCBs) used in hydraulic oils, electric transformers or other equipment, or asbestos-containing material the consequences of which, in each case or in the aggregate, could be material; and

(v) neither the Borrower nor any of its Subsidiaries has any material Contingent Obligation or material contingent liability in connection with any Release or threatened Release of a Contaminant into the environment.

(b) For purposes of this Section 5.16 "material" means any noncompliance or basis for liability which could reasonably be likely to subject the Borrower to liability in excess of $5,000,000.

5.17 Labor Matters. As of the Effective Date, no attempt to organize the employees of the Borrower and no labor disputes, strikes or walkouts affecting the operations of the Borrower or any of its Subsidiaries, is pending, or, to the Borrower's knowledge, threatened, planned or contemplated, which could reasonably be expected to have a Material Adverse Effect.

5.18 Foreign Employee Benefit Matters. Each Foreign Employee Benefit Plan is in compliance in all respects with all laws, regulations and rules applicable thereto and the respective requirements of the governing documents for such Plan, except for any non-compliance the consequences of which, in the aggregate, would not result in a material obligation to pay money. The aggregate of the accumulated benefit obligations under all Foreign Pension Plans does not exceed the current fair market value of the assets held in the trusts or similar funding vehicles for such Plans or reasonable reserves have been established in accordance with prudent business practices or as required by Agreement Accounting Principles with respect to any shortfall. With respect to any Foreign Employee Benefit Plan maintained or contributed to by the Borrower or any Subsidiary or any member of its Controlled Group (other than a Foreign Pension Plan), reasonable reserves have been established in accordance with prudent business practice or where required by ordinary accounting practices in the jurisdiction in which such Plan is maintained. There are no actions, suits or claims (other than routine claims for benefits) pending or, to the knowledge of the Borrower, threatened against the Borrower or any Subsidiary or any ERISA Affiliate with respect to any Foreign Employee Benefit Plan.

5.19 Patents, Trademarks, Permits, Etc. The Borrower and each of its Subsidiaries owns, is licensed or otherwise has the lawful right to use, or has all permits and other approvals of Governmental Authorities, patents, trademarks, service marks, trade names, copyrights, technology, know-how and processes used in or necessary for the conduct of its business as currently conducted which are material to the financial condition, business, operations, assets and prospects of the Borrower and its Subsidiaries taken as a whole. The use of such permits and other approvals of Governmental Authorities, patents, trademarks, service marks, trade names, copyrights, technology, know-how and processes by the Borrower or any of its Subsidiaries does not infringe on the rights of any Person, subject to such claims and infringements the existence of which do not have and could not reasonably be expected to have a Material Adverse Effect.

5.20 Note Agreement Representations. The representations and warranties of the Borrower set forth in each of the Note Agreements are hereby incorporated by reference herein as if such representations and warranties were set forth herein in full.

5.21 Restructuring Fees. Neither the Borrower nor any Subsidiary has agreed to or has paid any amendment fee, default premium or fee or any other fee, premium or charge to any holder of Indebtedness in connection with the Restructuring Transaction other than (a) the fees and charges specifically set forth in the Wabash National Corporation Proposal for Debt Restructure letter dated April 1, 2002, (b) the fees, costs and expenses specifically provided for in the Master Amendment dated as of the Effective Date to certain of the Fleet Lease Transaction documentation, (c) the extension fee paid to National City Leasing Corporation in connection with the extension of the National City Lease Transaction, and (d) fees paid to the Administrative Agent and the Collateral Agent solely in their respective capacities as Administrative Agent or Collateral Agent. The Borrower and its Subsidiaries have disclosed to the Lenders all written fee letters or other agreements regarding the payment of the fees and charges described in this Section 5.21 paid or agreed to in connection with the Restructuring Transaction other than with respect to those fees which are described in clause (d) above.

ARTICLE VI: COVENANTS

The Borrower covenants and agrees that so long as any Revolving Loan Commitments are outstanding and thereafter until payment in full of all of the Obligations (other than contingent indemnity and reimbursement obligations), unless the Required Lenders shall otherwise give prior written consent:

6.1 Reporting. the Borrower shall:

(A) Financial Reporting. Furnish to the Administrative Agent (which will furnish copies of the following to the Lenders):

(i) Monthly Reports. As soon as practicable and in any event within thirty (30) days after the end of each monthly accounting period of the Borrower, the consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such period, and the related consolidated statements of income and cash flow for the period commencing at the end of the previous fiscal year and ending with the end of such period setting forth in each case in comparative form the corresponding figures for the corresponding date or period of the preceding fiscal year, all in reasonable detail and duly certified (subject to year-end audit adjustments) by the chief financial officer or treasurer of the Borrower as having been prepared in accordance with Agreement Accounting Principles, together with a certificate of the chief financial officer or treasurer of the Borrower on behalf of the Borrower stating that no Unmatured Default or Default has occurred and is continuing or, if an Unmatured Default or Default has occurred and is continuing, a statement setting forth the details thereof and the action which the Borrower has taken and proposes to take with respect thereto;

(ii) Quarterly Reports. As soon as practicable, and in any event within forty-five (45) days (or such shorter period of time as is required by the Commission for delivery of quarterly financial statements) after the end of each of the first three fiscal quarters in each fiscal year, the consolidated and consolidating balance sheet of the Borrower and its Subsidiaries as at the end of such period and the related consolidated and consolidating statements of income and cash flow of the Borrower and its Subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, certified by the chief financial officer or treasurer of the Borrower on behalf of the Borrower as fairly presenting in all material respects the consolidated and consolidating financial position of the Borrower and its Subsidiaries as at the dates indicated and the results of their operations and cash flow for the periods indicated in accordance with Agreement Accounting Principles, subject to normal year end adjustments. Delivery within the time period specified above of copies of the Borrower's Quarterly Report on Form 10-Q prepared in compliance with the requirements therefor and filed with the Commission shall be deemed to satisfy the requirements of this Section 6.1(A)(ii).

(iii) Annual Reports. As soon as practicable, and in any event within ninety (90) days (or such shorter period of time as is required by the Securities and Exchange Commission for delivery of annual financial statements) after the end of each fiscal year (including the fiscal year ended on or about December 31, 2001), (a) the consolidated and consolidating balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year and the related consolidated and consolidating statements of income, stockholders' equity and cash flow of the Borrower and its Subsidiaries for such fiscal year and, in comparative form the corresponding figures for the previous fiscal year and (b) an audit report on the items (other than the consolidating financial statements) listed in clause (a) hereof of independent certified public accountants of recognized national standing, which audit report shall be unqualified and shall state that such financial statements fairly present in all material respects the consolidated financial position of the Borrower and its Subsidiaries as at the dates indicated and the results of their operations and cash flow for the periods indicated in conformity with Agreement Accounting Principles and that the examination by such accountants in connection with such consolidated financial statements has been made in accordance with generally accepted auditing standards. Delivery within the time period specified above of the Borrower's Annual Report on Form 10-K for such fiscal year (together with the Borrower's annual report to shareholders, if any, prepared pursuant to Rule 14a-3 under the Securities Exchange Act of 1934) prepared in accordance with the requirements therefor and filed with the Commission shall be deemed to satisfy the foregoing requirements of this Section 6.1(A)(iii), provided that the auditors' report contained therein satisfies the requirements specified in clause (b) above. The deliveries made pursuant to this clause (iii) shall be accompanied by a certificate of such accountants that, in the course of their examination necessary for their certification of the foregoing, they have obtained no knowledge of any Default or Unmatured Default, or if, in the opinion of such accountants, any Default or Unmatured Default shall exist, stating the nature and status thereof.

(iv) Officer's Certificate. Together with each delivery of any financial statement pursuant to clauses (i), (ii) and (iii) of this Section 6.1(A), (a) an Officer's Certificate of the Borrower, substantially in the form of Exhibit E attached hereto and made a part hereof, stating that no Default or Unmatured Default exists, or if any Default or Unmatured Default exists, stating the nature and status thereof and (b) a Compliance Certificate, substantially in the form of Exhibit F attached hereto and made a part hereof, signed by the Borrower's chief financial officer or treasurer, setting forth (1) calculations which demonstrate compliance with the provisions of Section 6.4 and (2) in the case of a Compliance Certificate accompanying the financial statements delivered pursuant to Section 6.1(A)(ii), a detailed description and calculation of the Excess Cash Flow for the applicable fiscal quarter then-ended;

(v) Valuations and Appraisals. By no later than such date as the Collateral Agent may specify, such valuations, appraisals and certificates (all costs and expenses with respect to which shall be for the account of the Borrower) as the Collateral Agent may require with respect to the value of the Collateral, the financial condition and insurance coverage of the Borrower and its Subsidiaries and the material Contingent Obligations of the Borrower and its Subsidiaries; and

(vi) Other Information. Promptly, such other information respecting the business, properties operations or financial condition of the Borrower or any of its Subsidiaries, or the Collateral, including, without limitation, schedules identifying and describing the Collateral and any dispositions thereof or any disposition of Property (and the use of the proceeds thereof), as any Lender, the Administrative Agent may from time to time reasonably request.

(B) Notice of Default. Promptly upon any of the chief executive officer, chief operating officer, chief financial officer, treasurer or controller of the Borrower obtaining knowledge (i) of any condition or event which constitutes a Default or Unmatured Default, or becoming aware that any Lender or Administrative Agent has given any written notice with respect to a claimed Default or Unmatured Default under this Agreement, or (ii) that any Person has given any written notice to the Borrower or any Subsidiary of the Borrower or taken any other action with respect to a claimed default or event or condition of the type referred to in Section 7.1(e), deliver to the Administrative Agent and the Lenders an Officer's Certificate specifying (a) the nature and period of existence of any such claimed default, Default, Unmatured Default, condition or event, (b) the notice given or action taken by such Person in connection therewith, and (c) what action the Borrower has taken, is taking and proposes to take with respect thereto.

(C) Lawsuits. (i) Promptly upon the Borrower obtaining knowledge of the institution of, or written threat of, any action, suit, proceeding, governmental investigation or arbitration against or affecting the Borrower or any of its Subsidiaries or any property of the Borrower or any of its Subsidiaries not previously disclosed pursuant to Section 5.7, which action, suit, proceeding, governmental investigation or arbitration exposes, or in the case of multiple actions, suits, proceedings, governmental investigations or arbitrations arising out of the same general allegations or circumstances which expose, in the Borrower's reasonable judgment, the Borrower or any of its Subsidiaries to liability in an amount aggregating $1,000,000 or more (exclusive of claims covered by insurance policies of the Borrower or any of its Subsidiaries unless the insurers of such claims have disclaimed coverage or reserved the right to disclaim coverage on such claims and exclusive of claims covered by the indemnity of a financially responsible indemnitor in favor of the Borrower or any of its Subsidiaries (unless the indemnitor has disclaimed or reserved the right to disclaim coverage thereof)), give written notice thereof to the Administrative Agent on behalf of the Lenders and provide such other information as may be reasonably available to enable each Lender and the Administrative Agent and its counsel to evaluate such matters; and (ii) in addition to the requirements set forth in clause (i) of this

Section 6.1(C), upon request of the Administrative Agent or the Required Lenders, promptly give written notice of the status of any action, suit, proceeding, governmental investigation or arbitration covered by a report delivered pursuant to clause (i) above and provide such other information as may be reasonably available to it that would not result in loss of any attorney-client privilege by disclosure to the Lenders to enable each Lender and the Administrative Agent and its counsel to evaluate such matters.

(D) Material Developments. Promptly (i) and in any event within three (3) calendar days after the Borrower obtaining knowledge of the occurrence of any development in the business or affairs of the Borrower or any of its Subsidiaries which has resulted in or, which is likely in the reasonable judgment of the Borrower to result in, a Material Adverse Effect, or affects the value of, or the Collateral Agent's interest in, the Collateral, taken as a whole, in any material respect, deliver to the Administrative Agent on behalf of the Lenders a statement of the chief financial officer or treasurer of the Borrower setting forth details of each such development and the action which the Borrower or such Subsidiary, as the case may be, has taken and proposes to take with respect thereto.

(E) ERISA Notices. Deliver or cause to be delivered to the Administrative Agent and the Lenders, at the Borrower's expense, the following information and notices as soon as reasonably possible, and in any event:

(i) (a) within ten (10) Business Days after the Borrower obtains knowledge that a Termination Event has occurred, a written statement of the chief financial officer of the Borrower describing such Termination Event and the action, if any, which the Borrower has taken, is taking or proposes to take with respect thereto, and when known, any action taken or threatened by the IRS, DOL or PBGC with respect thereto and (b) within ten (10) Business Days after any member of the Controlled Group obtains knowledge that a Termination Event has occurred which could reasonably be expected to subject the Borrower to liability in excess of $1,000,000, a written statement of the chief financial officer of the Borrower describing such Termination Event and the action, if any, which the member of the Controlled Group has taken, is taking or proposes to take with respect thereto, and when known, any action taken or threatened by the IRS, DOL or PBGC with respect thereto;

(ii) within ten (10) Business Days after the Borrower or any of its Subsidiaries obtains knowledge that a non-exempt prohibited transaction (as defined in ERISA and the Code) has occurred, a statement of the chief financial officer of the Borrower describing such transaction and the action which the Borrower or such Subsidiary has taken, is taking or proposes to take with respect thereto;

(iii) within ten (10) Business Days after the Borrower or any of its Subsidiaries receives notice of any unfavorable determination letter from the IRS regarding the qualification of a Plan under Section 401(a) of the Code, copies of each such letter;

(iv) within ten (10) Business Days after the filing thereof with the IRS, a copy of each funding waiver request filed with respect to any Benefit Plan and all communications received by the Borrower or a member of the Controlled Group with respect to such request;

(v) within ten (10) Business Days after receipt by the Borrower or any member of the Controlled Group of the PBGC's intention to terminate a Benefit Plan or to have a trustee appointed to administer a Benefit Plan, copies of each such notice;

(vi) within ten (10) Business Days after receipt by the Borrower or any member of the Controlled Group of a notice from a Multiemployer Plan regarding the imposition of withdrawal liability, copies of each such notice;

(vii) within ten (10) Business Days after the Borrower or any member of the Controlled Group fails to make a required installment or any other required payment under Section 412 of the Internal Revenue Code on or before the due date for such installment or payment, a notification of such failure; and

(viii) within ten (10) Business Days after the Borrower or any member of the Controlled Group knows or has reason to know that (a) a Multiemployer Plan has been terminated, (b) the administrator or plan sponsor of a Multiemployer Plan intends to terminate a Multiemployer Plan, or (c) the PBGC has instituted or will institute proceedings under Section 4042 of ERISA to terminate a Multiemployer Plan.

For purposes of this Section 6.1(E), the Borrower, any of its Subsidiaries and any member of the Controlled Group shall be deemed to know all facts known by the Administrator of any Plan of which the Borrower or any member of the Controlled Group or such Subsidiary is the plan sponsor.

(F) Other Reports. Deliver or cause to be delivered to the Administrative Agent and the Lenders copies of all financial statements, reports and notices, if any, sent or made available generally by the Borrower to owners of ownership, membership or other equity interests in the Borrower or filed with the Commission by the Borrower, all press releases made available generally by the Borrower or any of the Borrower's Subsidiaries to the public concerning material developments in the business of the Borrower or any such Subsidiary and all notifications received from the Commission by the Borrower or its Subsidiaries pursuant to the Securities Exchange Act and the rules promulgated thereunder.

(G) Environmental Notices. As soon as possible and in any event within ten (10) days after receipt by the Borrower or any of its Subsidiaries, a copy of (i) any notice or claim to the effect that the Borrower or any of its Subsidiaries is or may be liable to any Person as a result of the Release by the Borrower, any of its Subsidiaries, or any other Person of any Contaminant into the environment, and (ii) any notice alleging any violation of any Environmental, Health or Safety Requirements of Law by the Borrower or any of its Subsidiaries if, in either case, such notice or claim relates to an event which could reasonably be expected to subject the Borrower or any of its Subsidiaries to liability in excess of $5,000,000.

(H) Other Information. Promptly upon receiving a request therefor from the Administrative Agent, prepare and deliver to the Administrative Agent and the Lenders such other information with respect to the business, Property, prospects, condition (financial or otherwise) or results of operations of the Borrower and its Subsidiaries as from time to time may be reasonably requested by the Administrative Agent or the Administrative Agent.

6.2 Affirmative Covenants.

(A) Existence, Etc. Except with respect to the inactive Subsidiaries identified on Schedule 6.2(A) hereto, the Borrower shall, and shall cause each of its Subsidiaries to, at all times maintain its existence and preserve and keep, or cause to be preserved and kept, in full force and effect its rights and franchises material to its businesses, and except that any Subsidiary of the Borrower may merge with or liquidate into the Borrower or any other Subsidiary of the Borrower, provided that the surviving entity expressly assumes any liabilities, if any, of either of such Subsidiaries with respect to the Obligations pursuant to an assumption agreement reasonably satisfactory to the Administrative Agent and provided further that the consolidated net worth of the surviving corporation is not less than the consolidated net worth of the Subsidiary with any liability with respect to the Obligations immediately prior to such merger. The Administrative Agent and the Lenders acknowledge that the Borrower intends to, and the Borrower hereby agrees to, legally dissolve by no later than sixty (60) days after the Effective Date the inactive Subsidiaries identified on Schedule 6.2(A) hereto, and the Administrative Agent and the Lenders expressly consent to such dissolution.

(B) Powers. The Borrower shall, and shall cause each of its Subsidiaries to, qualify and remain qualified to do business in each jurisdiction in which the nature of its business requires it to be so qualified and where the failure to be so qualified will have or is reasonably likely to have a Material Adverse Effect.

(C) Compliance with Laws, Etc. The Borrower shall, and shall cause its Subsidiaries to, (a) comply with all Requirements of Law and all restrictive covenants affecting such Person or the business, properties, assets or operations of such Person, and (b) obtain as needed all permits, licenses and franchises necessary for its operations and maintain such permits in good standing unless failure to comply or obtain could not reasonably be anticipated to have a Material Adverse Effect.

(D) Payment of Taxes and Claims. The Borrower shall pay, and cause each of its Subsidiaries to pay, (i) all taxes, assessments and other governmental charges imposed upon it or on any of its properties or assets or in respect of any of its franchises, business, income or property before any penalty or interest accrues thereon, and (ii) all claims (including, without limitation, claims for labor, services, materials and supplies) for sums which have become due and payable and which by law have or may become a Lien (other than a Lien permitted by Section 6.3(C)) upon any of the Borrower's or such Subsidiary's property or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided, however, that no such taxes, assessments and governmental charges referred to in clause (i) above or claims referred to in clause (ii) above (and interest, penalties or fines relating thereto) need be paid if being contested in good faith by appropriate proceedings diligently instituted and conducted and if such reserve or other appropriate provision, if any, as shall be required in conformity with Agreement Accounting Principles shall have been made therefor; and provided further that no Default or Unmatured Default shall arise or occur with respect to this Section 6.2(D) unless unpaid taxes, assessments, governmental charges and claims (other than those being contested pursuant to the preceding proviso) exceed $1,000,000 in the aggregate.

(E) Intentionally Omitted.

(F) Inspection of Property; Books and Records; Discussions. The Borrower shall permit, and cause each of the Borrower's Subsidiaries to permit, (i) any authorized representative(s) designated by either the Administrative Agent or any Lender to visit and inspect any of the properties of the Borrower or any of its Subsidiaries, to examine, audit, check and make copies of their respective financial and accounting records, books, journals, orders, receipts and any correspondence and other data relating to their respective businesses or the transactions contemplated hereby (including, without limitation, in connection with environmental compliance, hazard or liability), and to discuss their affairs, finances and accounts with their directors, officers, employees and independent certified public accountants, and (ii) permit the Collateral Agent or any of its agents or representatives to conduct a comprehensive field audit of its books, records, properties and assets, including without limitation, the Collateral, all upon reasonable notice, at such reasonable times during normal business hours, as often as may be reasonably requested and at the cost and expense of the Borrower. The Borrower shall keep and maintain, and cause each of the Borrower's Subsidiaries to keep and maintain, in all material respects, proper books of record and account in which entries in conformity with Agreement Accounting Principles shall be made of all dealings and transactions in relation to their respective businesses and activities. If a Default has occurred and is continuing, the Borrower, upon the Administrative Agent's request, shall turn over any such records to the Administrative Agent or its representatives.

(G) ERISA Compliance. The Borrower shall, and shall cause each of the Borrower's U.S. Subsidiaries to, establish, maintain and operate all Plans to comply in all material respects with the provisions of ERISA, the Code, all other applicable laws, and the regulations and interpretations thereunder and the respective requirements of the governing documents for such Plans.

(H) Maintenance of Properties; Insurance. The Borrower shall maintain, preserve and protect all Property that is material to the conduct of the business of the Borrower or any of its Subsidiaries and keep such Property in good repair, working order and condition and from time to time make, or cause to be made all needful and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith may be properly conducted at all times in accordance with customary and prudent business practices for similar businesses; and maintain in full force and effect insurance with responsible and reputable insurance companies or associations in such amounts, on such terms and covering such risks, including fire and other risks insured against by extended coverage, as is usually carried by companies engaged in similar businesses and owning similar properties similarly situated and maintain in full force and effect public liability insurance, insurance against claims for personal injury or death or property damage occurring in connection with any of its activities or any properties owned, occupied or controlled by it, in such amounts as it shall reasonably deem necessary, and maintain such other insurance as may be required by law. The Borrower shall deliver to the Collateral Agent, by no later than thirty (30) days after the Effective Date, endorsements (y) to all "All Risk" physical damage insurance policies on all of the Borrower's and its Subsidiaries' tangible personal property and assets and business interruption insurance policies naming the Collateral Agent as loss payee, and (z) to all general liability and other liability policies naming the Collateral Agent as an additional insured. In the event the Borrower or any of its Subsidiaries, at any time or times hereafter shall fail to obtain or maintain any of the policies of insurance required herein or to pay any premium in whole or in part relating thereto, then the Collateral Agent, without waiving or releasing any obligations or resulting Default hereunder, may at any time or times thereafter (but shall be under no obligation to do so) obtain and maintain such policies of insurance and pay such premiums and take any other action with respect thereto which the Collateral Agent deems advisable.

(I) Environmental Compliance. The Borrower and its Subsidiaries shall comply with all Environmental, Health or Safety Requirements of Law, except where noncompliance will not have or is not reasonably likely to subject the Borrower and its Subsidiaries to liability, individually or in the aggregate, in excess of $5,000,000 (excluding amounts covered by indemnity claims that are not in dispute).

(J) Use of Proceeds. The Borrower shall use the proceeds of the Loans to provide funds for the working capital needs and other general corporate purposes of the Borrower and its Subsidiaries and to repay outstanding Indebtedness. The Borrower will not, nor will it permit any Subsidiary to, use any of the proceeds of the Loans to purchase or carry any "Margin Stock" or to make any Acquisition.

(K) Foreign Employee Benefit Compliance. The Borrower shall, and shall cause each of its Subsidiaries and ERISA Affiliates to, establish, maintain and operate all Foreign Employee Benefit Plans to comply in all material respects with all laws, regulations and rules applicable thereto and the respective requirements of the governing documents for such Plans, except for failures to comply which, in the aggregate, would not result in liability in excess of $1,000,000.

(L) Maintenance of Rights. The Borrower shall obtain and maintain, and shall cause each of its Subsidiaries to obtain and maintain, in full force and effect all licenses, franchises, permits other similar rights necessary for the operation of its business, except where the failure to obtain or maintain such rights does not have and could not reasonably be expected to have a Material Adverse Effect.

(M) Conduct of Business. Subject to Sections 6.2(A) and 6.3(H), the Borrower will continue, and will cause each Subsidiary to continue, to engage primarily in the material lines of business which the Borrower and its Subsidiaries operate, respectively, as of the Effective Date.

(N) Subsidiary Documentation. As soon as practicable and in any event within 30 days after any Person becomes a Domestic Subsidiary of the Borrower, the Borrower shall cause each such Person to execute and deliver a Guaranty to the Administrative Agent and Collateral Documents to the Collateral Agent and to deliver or cause to be delivered to the Administrative Agent (in the case of a Guaranty) and the Collateral Agent (in the case of any Collateral Documents) all related documentation with respect to the execution and delivery of such Guaranty and Collateral Documents by such Person that the Administrative Agent or Collateral Agent may reasonably request, including, without limitation, certified resolutions, incumbency certificates, organizational documents and legal opinions.

(O) Collateral Documents. The Borrower shall execute or cause to be executed:

(i) on or prior to the Effective Date, (a) the Security Agreement, (b) one or more Pledge Agreements with respect to all of the Capital Stock owned by the Borrower and its Domestic Subsidiaries of each of the Domestic Subsidiaries in existence on the Effective Date, (c) Mortgages from each Loan Party, accompanied by the relevant title reports with respect to such locations as the Administrative Agent may request and (d) such vehicle title applications (other than with respect to vehicles subject to the Fleet Lease Transaction or the National City Lease Transaction) as the Administrative Agent may request, accompanied by the relevant vehicle titles and fees to be filed with the applicable Governmental Authorities to reflect the Collateral Agent as lienholder;

(ii) (x) within five (5) Business Days after any Subsidiary becoming a Domestic Subsidiary, a Pledge Agreement (or supplement thereto) with respect to all of the Capital Stock of such Subsidiary owned by the Borrower and its Domestic Subsidiaries and (y) within thirty (30) days after any Subsidiary becoming a First Tier Foreign Subsidiary, a pledge agreement (or supplement thereto) or share mortgage in favor of the Collateral Agent for the benefit of the Secured Parties with respect to the lesser of (i) 100% (or, in respect of any First Tier Foreign Subsidiary, 65% so long as a 100% pledge would cause such First Tier Foreign Subsidiary's accumulated and undistributed earnings and profits to be deemed to be repatriated to the Borrower or a Domestic Subsidiary for U.S. federal income tax purposes) of all the outstanding Capital Stock of each First Tier Foreign Subsidiary and (ii) all of the outstanding Capital Stock of each First Tier Foreign Subsidiary currently or hereafter owned by the Borrower and its Domestic Subsidiaries; and provided that no such pledge of the Capital Stock of a First Tier Foreign Subsidiary shall be required hereunder to the extent such pledge is prohibited by applicable law or the Collateral Agent and its counsel reasonably determine that such pledge would not provide material Collateral for the benefit of the Secured Parties pursuant to legally binding, valid and enforceable Pledge Agreements;

(iii) within five (5) Business Days after any Subsidiary becoming a Guarantor, a supplement to the Security Agreement (in the form attached thereto), and the other documents required by the Administrative Agent in connection therewith;

(iv) within thirty (30) days after the Borrower or any Domestic Subsidiary acquires any fee interest in real property, a Mortgage executed by such acquiring Person, accompanied by such title reports, title insurance, surveys, appraisals and environmental reports (collectively, "Real Estate Instruments") as are requested by the Administrative Agent;

(v) within ten (10) days after any Loan Party acquires an ownership interest in any vehicle and other item of rolling stock subject to a certificate of title law, to the extent so required by the Administrative Agent, an appropriate vehicle title application (other than with respect to a vehicle subject to the Fleet Lease Transaction or the National City Lease Transaction) accompanied by the relevant vehicle title and fee to be filed with the applicable Governmental Authority to reflect the Collateral Agent as lienholder with respect to such vehicle or other item of rolling stock;

and the Borrower shall deliver to the Collateral Agent all such Pledge Agreements, Guarantees and other Collateral Documents, together with appropriate corporate resolutions and other documentation (including opinions, UCC financing statements, real estate title insurance policies, environmental reports, the stock certificates representing the Capital Stock subject to such pledge, stock powers with respect thereto executed in blank, and such other documents as shall be reasonably requested to perfect the Lien of such pledge) in each case in form and substance reasonably satisfactory to the Collateral Agent; provided that, with respect to the pledge of Capital Stock in First Tier Foreign Subsidiaries in existence on the date hereof and vehicles and real estate owned by the Borrower or any of its Domestic Subsidiaries on the date hereof, such relevant Pledge Agreements, vehicle title applications and Real Estate Instruments (to the extent not being delivered on the Effective Date) are required to be delivered to the Collateral Agent at the times and in the manner required in writing by the Administrative Agent.

In addition to the terms and provisions set forth hereinabove, the Borrower shall, and shall cause its Subsidiaries to, within the time periods set forth below (to the extent such actions have not occurred on or prior to the Effective Date), cause the following to occur:

(1) with respect to the Layfayette Property: (a) within seven (7) days of the Effective Date, deliver an executed Mortgage and record and/or file such Mortgage with the local recorder of deeds/registrar of titles; (b) within seven (7) days of the Effective Date, deliver a Lender's 1970 ALTA form of title insurance policy (or executed Pro-Forma thereof) in favor of the Collateral Agent in the amount of the net book value of the Lafayette Property; (c) within sixty (60) days of the Effective Date, deliver a Phase I Environmental Assessment addressed to and in form and substance reasonably satisfactory to the Administrative Agent, and prepared by an environmental engineering firm reasonably acceptable to the Administrative Agent; (d) within seven (7) days of the Effective Date, deliver a legal opinion in form and substance satisfactory to the Administrative Agent from Baker & Daniels regarding such Mortgage; (e) within seventy-five (75) days of the Effective Date, deliver an ALTA plat of survey prepared by a surveyor licensed in the State of Indiana with respect to the Layfayette Property; and (f) within sixty (60) days of delivery of the survey, cause any necessary adjustments or modifications to the Mortgage or the title insurance policy as may be reasonably required to reflect the survey and the facts set forth therein on the title insurance policy and the Mortgage;

(2) with respect to each Material Real Estate Property: (a) within fifteen (15) days of the Effective Date, deliver an executed Mortgage and record and/or file such Mortgage with the local recorder of deeds/registrar of titles; (b) within thirty (30) days of the Effective Date, deliver a Lender's 1970 ALTA form of title insurance policy (or executed Pro-Forma thereof) in favor of the Collateral Agent in the amount of the net book value of the such property; (c) within sixty (60) days of the Effective Date, deliver a Phase I Environmental Assessment addressed to and in form and substance reasonably satisfactory to the Administrative Agent, and prepared by an environmental engineering firm reasonably acceptable to the Administrative Agent; (d) within thirty (30) days of the Effective Date, deliver a legal opinion in form and substance satisfactory to the Administrative Agent from special local counsel reasonably satisfactory to the Administrative Agent regarding such Mortgage; (e) within seventy-five (75) days of the Effective Date, deliver an ALTA plat of survey prepared by a surveyor licensed in the state where such property is located with respect to such property; and (f) within sixty (60) days of delivery of the survey, cause any necessary adjustments or modifications to the Mortgage or the

title insurance policy as may be reasonably required to reflect the survey and the facts set forth therein on the title insurance policy and the Mortgage;

(3) with respect to each Significant Real Estate Property: (a) within forty-five (45) days of the Effective Date, deliver an executed Mortgage and record and/or file such Mortgage with the local recorder of deeds/registrar of titles; and (b) within forty-five (45) days of the Effective Date, deliver a Lender's 1970 ALTA form of title insurance policy (or executed Pro-Forma thereof) in favor of the Collateral Agent in the amount of the net book value of the such property;

(4) with respect to all other real property owned by the Borrower or its Domestic Subsidiaries: (a) within sixty (60) days of the Effective Date, deliver an executed Mortgage and record and/or file such Mortgage with the local recorder of deeds/registrar of titles; and

(5) with respect to all properties which are anticipated to be included in the SunTrust Sale and Leaseback, the Borrower agrees that if such SunTrust Sale and Leaseback is not consummated on or prior to December 31, 2002, or if any property which was anticipated to be included in such SunTrust Sale and Leaseback and is not so included, the Borrower shall comply or cause its Domestic Subsidiaries to comply with the terms and provisions of this Section 6.2(O) with respect to each such property on or prior to December 31, 2002 in the case of all such properties if the SunTrust Sale and Leaseback is not consummated and within forty-five (45) days from the date any property is no longer anticipated to be included in the SunTrust Sale and Leaseback.

(P) <u>Restructuring Consultant</u>. The Borrower shall engage and retain, until such time as the Required Lenders (as defined in the Intercreditor Agreement) so require, a restructuring consulting firm acceptable to the Required Lenders (as so defined) and the Borrower shall cause such restructuring consulting firm to deliver such financial reports, statements and analysis to any Lender as such Lender may reasonably request from time to time. The Administrative Agent and each Lender hereby acknowledges that the Borrower has engaged and retained PricewaterhouseCoopers as its restructuring consultant and agrees that PricewaterhouseCoopers is acceptable to the Administrative Agent and each Lender.

(Q) <u>Chief Restructuring Officer</u>. In the event the Borrower has not appointed a full-time permanent chief executive officer by September 30, 2002, the Borrower shall appoint and retain, until a full-time permanent chief executive officer of the Borrower is appointed, a chief restructuring officer with such qualifications and experience as are acceptable to the Required Lenders (as defined in the Intercreditor Agreement), which officer shall report directly to the Borrower's board of directors. The Borrower shall vest such officer with control over the operations of the Borrower and its Subsidiaries. Furthermore, until a full-time permanent chief executive officer of the Borrower is appointed, the Borrower hereby agrees to furnish to the Administrative Agent, promptly and in any event within (i) three (3) calendar days after the Borrower obtaining knowledge thereof, a statement of the chief financial officer or treasurer of the Borrower setting forth details of any and all material developments in the Borrower's search for a full-time permanent chief executive officer and (ii) fifteen (15) days after the end of each calendar month, a statement of the chief financial officer or treasurer of the Borrower setting forth details of any and all steps the Borrower proposes to take with respect to such material developments.

6.3 Negative Covenants.

(A) Indebtedness. Neither the Borrower nor any of its Subsidiaries shall directly or indirectly create, incur, assume or otherwise become or remain directly or indirectly liable with respect to any Indebtedness, except:

(a) the Obligations;

(b) Permitted Existing Indebtedness;

(c) Indebtedness arising from intercompany loans from the Borrower or any Subsidiary to any Subsidiary so long as intercompany loans from the Borrower or any Domestic Subsidiary to a Foreign Subsidiary shall not exceed an aggregate of $5,000,000 during the term of this Agreement;

(d) Indebtedness with respect to surety, appeal and performance bonds obtained by the Borrower or any of its Subsidiaries in the ordinary course of business;

(e) Indebtedness constituting Contingent Obligations permitted by Section 6.3(E);

(f) unsecured Indebtedness and other liabilities incurred in the ordinary course of business and consistent with past practice, but not incurred through the borrowing of money or the obtaining of credit (other than customary trade terms);

(g) Indebtedness evidenced by the Note Agreements, Senior Notes and Related Notes;

(h) Indebtedness incurred in connection with the Receivables Purchase Documents; provided that Receivables Facility Attributed Indebtedness incurred in connection therewith does not exceed $110,000,000 in the aggregate at any time; and

(i) other unsecured Indebtedness in an aggregate principal amount not exceeding $3,000,000 at any time outstanding.

(B) Sales of Assets. Except in connection with the SunTrust Sale and Leaseback and the sale of any of the assets and properties or consummation of the transactions identified on Schedule 6.3(B), neither the Borrower nor any of its Subsidiaries shall sell, assign, transfer, lease, convey or otherwise dispose of any property, whether now owned or hereafter acquired, or any income or profits therefrom, or enter into any agreement to do so, except:

(i) sales of inventory in the ordinary course of business;

(ii) the disposition of obsolete equipment in the ordinary course of business;

(iii) Permitted Receivables Transfer;

(iv) sales by Apex Trailer Leasing & Rentals, L.P. in the ordinary course of business of lease and other finance contract receivables and equipment subject to lease, if such transaction (a) is for not less than fair market value and (b) when combined with all other such sales during the then current fiscal year represents disposition of not greater than 50% of Apex Trailer Leasing & Rentals, L.P.'s Tangible Assets at the end of the immediately preceding fiscal year;

(v) sales, assignments, transfers, leases, conveyances or other dispositions of other assets (but not including assets of Apex Trailer Leasing & Rentals, L.P.) if such transaction (a) is for not less than fair market value, and (b) when combined with all such other sales, assignments, transfers, conveyances or other dispositions during the then current fiscal year represents the disposition of assets with a fair market value of not greater than $5,000,000; and

(vi) transfers of assets by the Borrower or any Subsidiary to any Subsidiary so long as (i) in the case of a transferee which is a Domestic Subsidiary, the security interests granted pursuant to the Collateral Documents in the events so transferred shall remain in full force and effect and perfected and (ii) transfers of assets by the Borrower or any Domestic Subsidiary to any Foreign Subsidiary shall not exceed an aggregate of $1,000,000 during the term of this Agreement.

(C) Liens. Neither the Borrower nor any of its Subsidiaries shall directly or indirectly create, incur, assume or permit to exist any Lien on or with respect to any of their respective property or assets except:

(i) Permitted Existing Liens;

(ii) Customary Permitted Liens;

(iii) purchase money Liens (including the interest of a lessor under a Capitalized Lease and Liens to which any property is subject at the time of the acquisition thereof by the Borrower or one of its Subsidiaries) securing permitted purchase money Indebtedness; provided that such Liens shall not apply to any property of the Borrower or its Subsidiaries other than that purchased or subject to such Capitalized Lease;

(iv) Liens arising in connection with the Permitted Receivables Transfer;

(v) Environmental Liens securing liabilities, claims, costs or damages not exceeding $5,000,000 in the aggregate;

(vi) Liens created by the Loan Documents; and

(vii) Liens granted by a Foreign Subsidiary on Property located in Canada to the extent securing Indebtedness permitted by Section 6.3(A)(b).

In addition, neither the Borrower nor any or its Subsidiaries shall, after the date hereof, become a party to any agreement, note, indenture or other instrument (other than the Intercreditor Agreement), or take any other action, which would prohibit the creation of a Lien on any of its properties or other assets in favor of the Collateral Agent for the benefit of itself and the Secured Parties as collateral for the Secured Obligations; provided that any agreement, note, indenture or other instrument in connection with permitted purchase money Indebtedness (including Capitalized Lease Obligations) may prohibit the creation of a Lien in favor of the Administrative Agent for the benefit of itself and the Lenders on the items of property obtained with the proceeds of such permitted purchase money Indebtedness; and provided further that the Receivables Purchase Documents may prohibit the creation of a Lien in favor of the Collateral Agent for the benefit of itself and the other Secured Parties on the assets of WNC and on the "Transferred Assets" (as defined in the Receivables Sale Agreement) of the Originators.

(D) Investments. Neither the Borrower nor any of its Subsidiaries shall directly or indirectly make or own any Investment except:

(i) Investments in Cash Equivalents;

(ii) Permitted Existing Investments;

(iii) Investments received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(iv) Investments consisting of deposit accounts maintained by the Borrower or any of its Subsidiaries in connection with their cash management systems;

(v) Investments with respect to Indebtedness permitted pursuant to Section 6.3(A)(c);

(vi) Existing Investments in any Subsidiaries;

(vii) Investments consisting of minority interests and joint ventures and loans or advances to such entities, provided that at the time any such Investment is made the amount of all Investments under this clause (vii) (including such new Investment, and including all Permitted Existing Investments that are of the type covered by this clause (vii)) does not exceed $5,000,000 at such time;

(viii) Investments in WNC required in connection with the Receivables Purchase Documents; and

(ix) Investments in connection with Permitted Acquisitions.

(E) Contingent Obligations. Neither the Borrower nor any of its Subsidiaries shall directly or indirectly create or become or be liable with respect to any Contingent Obligation, except: (i) recourse obligations resulting from endorsement of negotiable instruments for collection in the ordinary course of business; (ii) Permitted Existing Contingent Obligations and any extensions, renewals or replacements thereof, provided that any such extension, renewal or replacement is not greater than the Indebtedness under, and shall be on terms no less favorable to the Borrower or such Subsidiary than the terms of, the Permitted Existing Contingent Obligation being extended, renewed or replaced; (iii) obligations, warranties, and indemnities, not relating to Indebtedness of any Person, which have been or are undertaken or made in the ordinary course of business and not for the benefit of or in favor of an Affiliate of the Borrower or such

Subsidiary; (iv) Contingent Obligations of the Borrower or any of its Subsidiaries with respect to any Indebtedness permitted by this Agreement; and (v) Contingent Obligations with respect to surety, appeal and performance bonds obtained by the Borrower or any Subsidiary in the ordinary course of business.

(F) Acquisitions. Neither the Borrower nor any of its Subsidiaries shall make any Acquisition other than a Permitted Acquisition.

(G) Transactions with Shareholders or Affiliates. Neither the Borrower nor any of its Subsidiaries shall directly or indirectly enter into or permit to exist any transaction (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with any holder or holders of any Equity Interests of the Borrower, or with any Affiliate of the Borrower which is not its Subsidiary, on terms that are less favorable to the Borrower or its Subsidiaries, as applicable, than those that might be obtained in an arm's length transaction at the time from Persons who are not such a holder or Affiliate.

(H) Restriction on Fundamental Changes. Neither the Borrower nor any of its Subsidiaries shall enter into any merger or consolidation, or liquidate, wind-up or dissolve (or suffer any liquidation or dissolution), or convey, lease, sell, transfer or otherwise dispose of, in one transaction or series of transactions, all or substantially all of the Borrower's or any such Subsidiary's business or property, whether now or hereafter acquired, except transactions permitted under Section 6.3(B) and except that any Subsidiary of the Borrower may merge with or liquidate into the Borrower or any other Subsidiary of the Borrower, provided that the surviving entity expressly assumes any liabilities, if any, of either of such Subsidiaries with respect to the Obligations pursuant to an assumption agreement reasonably satisfactory to the Administrative Agent and provided further that the consolidated net worth of the surviving corporation is not less than the consolidated net worth of the Subsidiary with any liability with respect to the Obligations immediately prior to such merger.

(I) Margin Regulations. Neither the Borrower nor any of its Subsidiaries shall use all or any portion of the proceeds of any credit extended under this Agreement to purchase or carry Margin Stock.

(J) ERISA. The Borrower shall not:

(i) engage, or permit any of its Subsidiaries to engage, in any prohibited transaction described in Sections 406 of ERISA or 4975 of the Code for which a statutory or class exemption is not available or a private exemption has not been previously obtained from the DOL;

(ii) permit to exist any accumulated funding deficiency (as defined in Sections 302 of ERISA and 412 of the Internal Revenue Code), with respect to any Benefit Plan, whether or not waived;

(iii) fail, or permit any Controlled Group member to fail, to pay timely required contributions or annual installments due with respect to any waived funding deficiency to any Benefit Plan;

(iv) terminate, or permit any Controlled Group member to terminate, any Benefit Plan which would result in any liability of the Borrower or any Controlled Group member under Title IV of ERISA;

(K) Fiscal Year. Neither the Borrower nor any of its consolidated Subsidiaries shall change its fiscal year for accounting or tax purposes from a period consisting of the 12-month period ending on December 31 of each calendar year.

(L) Prepayment of Other Indebtedness. Neither the Borrower nor any of its Subsidiaries shall make any optional prepayment, redemption, repurchase or defeasance of any Indebtedness of the Borrower or any such Subsidiary which would, in accordance with Agreement Accounting Principles, constitute long-term Indebtedness, other than the Obligations, any intercompany indebtedness permitted by Section 6.3(A)(c) and other Indebtedness described on Schedule 6.3(L) hereto.

(M) Limitations on Restrictive Agreements. Neither the Borrower nor any of its Subsidiaries shall enter into, or suffer to exist, any agreement (other than the Note Agreements) with any Person which, directly or indirectly, prohibits or limits the ability of any Subsidiary to (i) pay dividends or make other distributions to the Borrower or prepay any Indebtedness owed to Borrower or (ii) transfer any of its properties or assets to the Borrower (other than with respect to assets subject to Liens permitted by Section 6.3(C)).

(N) Leases. Except in connection with the SunTrust Sale and Leaseback, the Fleet Lease Transaction and the National City Lease Transaction, create, incur, assume or suffer to exist, or permit any of its Subsidiaries to create, incur, assume or suffer to exist, any obligation as lessee for the rental or hire of any real or personal property, except: (i) leases existing on the date of this Agreement and any extensions or renewals thereof, but no increase in the amount payable thereunder; and (ii) leases (other than Capitalized Leases or leases constituting Off-Balance Sheet Liabilities) which do not in the aggregate require the Borrower and its Subsidiaries on a consolidated basis to make payments (including taxes, insurance, maintenance and similar expenses which the Borrower or any Subsidiary is required to pay under the terms of any lease) at any time during the term of this Agreement in excess of $3,500,000.

(O) Restricted Payments. Neither the Borrower nor any of its Subsidiaries shall declare or make any Restricted Payment; provided that (a) the foregoing shall not operate to restrict, prohibit or prevent (1) lease payments made by the Borrower or any Subsidiary in accordance with the terms and conditions of the Fleet Lease Transaction and the National City Lease Transaction, (2) the payment of proceeds arising from, and upon, the disposition of Property subject to and in accordance with the terms and conditions of the Fleet Lease Transaction and the National City Lease Transaction and (3) distributions to the Originators in connection with the Permitted Receivables Transfer and (b) the Borrower may, commencing with the March 15, 2003 scheduled dividend, resume (but may not make any payments that were previously due and not paid) making the regularly scheduled 6% dividends on the Fruehauf Preferred Stock on a quarterly basis in an amount per quarter not to exceed 6% of the Stated Value Per Share (as defined in the Fruehauf Preferred Stock) so long as (i) no Unmatured Default or Default shall have occurred and be continuing hereunder, (ii) no Unmatured Default or Default would have occurred under the financial covenants set forth in clause (1), (2), (3) and (4) below if such financial covenants had been in full force and effect from the Effective Date to the date of declaration of such proposed Restricted Payment on the Fruehauf Preferred Stock and (iii) the Borrower has appointed a full-time permanent chief executive officer as of the date of declaration of such proposed Restricted Payment on the Fruehauf Preferred Stock.

For purposes of this Section 6.3(O), on and prior to the date of the declaration of any proposed Restricted Payment on the Fruehauf Preferred stock pursuant to this Section 6.3(O), the Borrower shall have, and shall have caused each of its Subsidiaries to have, complied with the following financial covenants set forth in clauses (1), (2), (3) and (4) below:

(1) (A) If the Borrower shall have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Borrower shall, as of the last day of such fiscal quarter, maintain Consolidated Tax Adjusted Equity at an amount not less than the applicable "Minimum Consolidated Tax Adjusted Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Tax Adjusted Equity
June 30, 2002	$106,376,000
September 30, 2002	$113,535,000
December 31, 2002	$107,267,000
March 31, 2003	$99,064,000
June 30, 2003	$100,681,000
September 30, 2003	$103,283,000
December 31, 2003	$96,504,000

(B) If the Borrower shall not have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Borrower shall, as of the last day of such fiscal quarter, maintain Consolidated Equity at an amount not less than the applicable "Minimum Consolidated Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Equity
June 30, 2002	$101,492,000
September 30, 2002	$110,961,000
December 31, 2002	$100,966,000
March 31, 2003	$87,882,000
June 30, 2003	$90,461,000
September 30, 2003	$94,751,000
December 31, 2003	$84,077,000

(2) (A) The Borrower shall not permit the Interest Coverage Ratio as of the last day of each of the calendar months specified below, for the cumulative period commencing on April, 2002 and ending on the last day of such calendar month, to be less than the applicable "Minimum Interest Coverage Ratio" specified below:

Fiscal Quarter Ending	Minimum Interest Coverage Ratio
June 30, 2002	1.50 to 1
September 30, 2002	1.50 to 1
December 31, 2002	1.25 to 1

(B) The Borrower shall not permit the Interest Coverage Ratio as of the last day of each fiscal quarter of the Borrower specified below, for the period of four consecutive fiscal quarters then ending, to be less than the applicable "Minimum Interest Coverage Ratio" specified below:

Fiscal Quarter Ending	Minimum Interest Coverage Ratio
March 31, 2003	1.25 to 1
June 30, 2003	1.25 to 1
September 30, 2003	1.25 to 1
December 31, 2003	1.25 to 1

(3) The Borrower shall, as of the last day of each of the calendar months specified below, maintain Consolidated EBITDA for the cumulative period commencing on April 1, 2002 and ending on the last day of such calendar month, at an amount not less than the applicable "Minimum Cumulative Consolidated EBITDA" specified below:

Month Ending	Minimum Cumulative Consolidated EBITDA
April 30, 2002	$3,841,000
May 31, 2002	$8,389,000
June 30, 2002	$14,722,000
July 31, 2002	$22,084,000
August 31 2002	$28,732,000
September 30, 2002	$33,110,000
October 31, 2002	$36,753,000
November 30, 2002	$37,818,000
December 31, 2002	$37,856,000

(4) The Borrower shall, as of the last day of each of the calendar months specified below, maintain Consolidated EBITDA at an amount not less than the applicable "Minimum Rolling 12 Month Consolidated EBITDA" specified below for the period of 12 consecutive calendar months then ending:

Minimum Rolling 12

Month Ending	Month Consolidated EBITDA
January 31, 2003	$36,135,000
February 28, 2003	$36,620,000
March 31, 2003	$39,301,000
April 30, 2003	$40,541,000
May 31, 2003	$41,276,000
June 30, 2003	$42,192,000
July 31, 2003	$42,877,000
August 31, 2003	$43,422,000
September 30, 2003	$43,784,000
October 31, 2003	$43,941,000
November 30, 2003	$43,828,000
December 31, 2003	$43,539,000
January 31, 2004	$42,539,000

(P) Hedging Obligations. Enter into any interest rate, commodity or foreign currency exchange, swap, collar, cap or similar agreements evidencing Hedging Obligations, other than interest rate, foreign currency or commodity exchange, swap, collar, cap or similar agreements entered into by the Borrower pursuant to which the Borrower has hedged its actual or forecasted interest rate, foreign currency or commodity exposure. Such permitted hedging agreements entered into by the Borrower and any Lender or any affiliate of any Lender to hedge floating interest rate risk in an aggregate notional amount not to exceed at any time an amount equal to the outstanding balance of the Term Loans and the principal Indebtedness under the Note Agreements at such time are sometimes referred to herein as "**Interest Rate Agreements**".

(Q) Sales and Leasebacks. Neither the Borrower nor any of its Subsidiaries shall become liable, directly, by assumption or by Contingent Obligation, with respect to any lease, whether an operating lease or a Capitalized Lease, of any Property (whether real or personal or mixed) (i) which it or one of its Subsidiaries sold or transferred or is to sell or transfer to any other Person, or (ii) which it or one of its Subsidiaries intends to use for substantially the same purposes as any other Property which has been or is to be sold or transferred by it or one of its Subsidiaries to any other Person in connection with such lease, unless (a) in either case the sale involved is not prohibited under Section 6.3(B) and the lease involved is not prohibited under Section 6.3(A) or (b) such sale and leaseback transaction is the SunTrust Sale and Leaseback. The parties hereto acknowledge and agree that (1) the foregoing shall not operate to restrict, prohibit or prevent the Fleet Lease Transaction and the National City Lease Transaction and (2) the Borrower and its Subsidiaries are permitted to dispose of Property pursuant to the SunTrust Sale and Leaseback and the Collateral Agent is authorized to release its Liens on such Property in connection with such disposition.

(R) Issuance of Disqualified and Preferred Stock. Neither the Borrower nor any of its Subsidiaries shall issue any Disqualified Stock. The Borrower shall not issue any new shares of preferred stock and shall not permit any Subsidiary to issue any shares of preferred stock.

(S) Corporate Documents. Neither the Borrower nor any of its Subsidiaries shall amend, modify or otherwise change any of the terms or provisions in any of their respective constituent documents as in effect on the date hereof in any manner materially adverse to the ability of the Borrower or any of its Subsidiaries to perform their respective obligations under the Loan Documents, without the prior written consent of the Required Lenders.

(T) Other Indebtedness. The Borrower shall not amend, modify or supplement, or permit any Subsidiary to amend, modify or supplement (or consent to any amendment, modification or supplement of), any document, agreement or instrument evidencing the Note Agreements, the Senior Notes, the Related Notes, the National City Lease Transaction, the Fleet Lease Transaction, the Permitted Receivables Transfer or Subordinated Indebtedness (or any replacements, substitutions or renewals thereof) or pursuant to which any such Indebtedness is issued where such amendment, modification or supplement provides for the following or which has any of the following effects:

(i) increases the overall principal amount of any such Indebtedness or increases the amount of any single scheduled installment of principal or interest;

(ii) shortens or accelerates the date upon which any installment of principal or interest becomes due or adds any additional mandatory redemption provisions;

(iii) shortens the final maturity date of such Indebtedness or otherwise accelerates the amortization schedule with respect to such Indebtedness;

(iv) increases the rate of interest accruing on such Indebtedness;

(v) provides for the payment of additional fees or increases existing fees;

(vi) amends or modifies any financial or negative covenant (or covenant which prohibits or restricts the Borrower or a Subsidiary of the Borrower from taking certain actions) in a manner which is more onerous or more restrictive to the Borrower (or any Subsidiary of the Borrower) or which is otherwise materially adverse to the Borrower and/or the Lenders or, in the case of adding covenants, which places additional restrictions on the Borrower (or a Subsidiary of the Borrower) or which requires the Borrower or any such Subsidiary to comply with more restrictive covenants than the covenants set forth herein or which requires the Borrower to better its financial performance from that set forth in the financial covenants set forth herein;

(vii) amends, modifies or adds any covenant in a manner which, when taken as a whole, is materially adverse to the Borrower and/or the Lenders;

(viii) amends, modifies or supplements any subordination provisions thereof; or

(ix) amends or modifies the limitations on transfer provided therein.

(U) No Changes to Standard Warranty. The Borrower shall not, and shall cause its Subsidiaries to not, make any material changes to the warranty policies of the Borrower and its Subsidiaries in effect on the date of this Agreement.

(V) Prohibition Against Trade-In Value Guaranties. The Borrower shall not, and shall cause its Subsidiaries to not, make any guarantee of trade-in values of trailers beyond six months in duration.

6.4 Financial Covenants. The Borrower shall, and shall cause each of its Subsidiaries to, comply with the following:

(A) Minimum Consolidated Tax Adjusted Equity. If the Borrower shall have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Borrower shall, as of the last day of such fiscal quarter, maintain Consolidated Tax Adjusted Equity at an amount not less than the applicable "Minimum Consolidated Tax Adjusted Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Tax Adjusted Equity
March 31, 2003	$99,064,000
June 30, 2003	$100,681,000
September 30, 2003	$103,283,000
December 31, 2003	$96,504,000

(B) Minimum Consolidated Equity. If the Borrower shall not have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Borrower shall, as of the last day of such fiscal quarter, maintain Consolidated Equity at an amount not less than the applicable "Minimum Consolidated Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Equity
March 31, 2003	$87,882,000
June 30, 2003	$90,461,000
September 30, 2003	$94,751,000
December 31, 2003	$84,077,000

(C) Maximum Leverage Valuation Ratio. The Borrower shall not permit, as of the last day of each of the fiscal quarters specified below, the Leverage Valuation Ratio to exceed the applicable "Maximum Leverage Valuation Ratio" specified below:

Fiscal Quarter Ending	Maximum Leverage Valuation Ratio
June 30, 2002	0.95 to 1
September 30, 2002	0.95 to 1
December 31, 2002	0.95 to 1
March 31, 2003	0.85 to 1
June 30, 2003	0.80 to 1
September 30, 2003	0.80 to 1

December 31, 2003	0.75 to 1

(D) Minimum Consolidated EBITDA. (i) The Borrower shall, as of the last day of each of the fiscal quarters of the Borrower occurring in calendar year 2002, maintain Consolidated EBITDA for the cumulative period commencing on April 1, 2002 and ending on the last day of such fiscal quarter, at an amount not less than $(20,000,000).

(ii) The Borrower shall, as of the last day of the calendar months specified below, maintain Consolidated EBITDA at an amount not less than the applicable "Minimum Rolling 12 Month Consolidated EBITDA" specified below for the period of 12 consecutive calendar months then ending:

Month Ending	Minimum Rolling 12 Month Consolidated EBITDA
January 31, 2003	$36,135,000
February 28, 2003	$36,620,000
March 31, 2003	$39,301,000
April 30, 2003	$40,541,000
May 31, 2003	$41,276,000
June 30, 2003	$42,192,000
July 31, 2003	$42,877,000
August 31, 2003	$43,422,000
September 30, 2003	$43,784,000
October 31, 2003	$43,941,000
November 30, 2003	$43,828,000
December 31, 2003	$43,539,000
January 31, 2004	$42,539,000

(E) Minimum Interest Coverage Ratio. The Borrower shall not permit the Interest Coverage Ratio as of the last day of each fiscal quarter of the Borrower (commencing with the fiscal quarter ending on or about March 31, 2003), for the period of four consecutive fiscal quarters then ending, to be less than 1.25 to 1.

(F) Maximum Capital Expenditures. The Borrower will not, and will not permit any Subsidiary to, expend for Capital Expenditures during any fiscal year of the Borrower and its Subsidiaries, in excess of $6,000,000 in the aggregate for the Borrower and its Subsidiaries.

(G) Maximum Finance Contracts. The Borrower will not, and will not permit any Subsidiary to, enter into any new Finance Contract if and to the extent that the sum of such Finance Contract (a) when added to the aggregate amount of all Finance Contracts entered into by the Borrower or any of its Subsidiaries during the twelve (12) month period that commences on the Effective Date exceeds $5,000,000 or (b) when added to the aggregate amount of all Finance Contracts entered by the Borrower or any of its Subsidiaries during the twelve (12) month period that commences on the first (1st) anniversary of the Effective Date exceeds $5,000,000.

ARTICLE VII: DEFAULTS

7.1 Defaults. Each of the following occurrences shall constitute a Default under this Agreement:

(a) Failure to Make Payments When Due. The Borrower shall (i) fail to pay when due any of the Obligations consisting of principal with respect to the Loans or (ii) shall fail to pay within three (3) Business Days of the date when due any of the other Obligations under this Agreement or the other Loan Documents.

(b) Breach of Certain Covenants. The Borrower shall fail duly and punctually to perform or observe any agreement, covenant or obligation binding on the Borrower under:

(i) Sections 6.1(C), 6.1(D), 6.1(E), 6.1(F), 6.1(G), 6.2(B), 6.2(C) or 6.2(F) and such failure shall continue unremedied for fifteen (15) days;

(ii) Section 6.1(A) or 6.1(B) or Section 6.2(N) or Section 6.2(O) or Section 6.2(P) or Section 6.2(Q) and such failure shall continue unremedied for five (5) Business Days; or

(iii) Section 6.3 or 6.4.

(c) Breach of Representation or Warranty. Any representation or warranty made or deemed made by the Borrower to the Collateral Agent, the Administrative Agent or any Lender herein or by the Borrower or any of its Subsidiaries in any of the other Loan Documents or in any statement or certificate at any time given by any such Person pursuant to any of the Loan Documents shall be false or misleading in any material respect on the date as of which made (or deemed made).

(d) Other Defaults. The Borrower shall default in the performance of or compliance with any term contained in this Agreement (other than as covered by paragraphs (a), (b) or (c) of this Section 7.1), or the Borrower or any of its Subsidiaries shall default in the performance of or compliance with any term contained in any of the other Loan Documents, and such default shall continue for thirty (30) days after the earlier of (i) notice from the Administrative Agent or the Collateral Agent or (ii) the date on which the Borrower knew of such default or should have known of such default exercising reasonable diligence.

(e) Default as to Other Indebtedness. Any of the Borrower or any of its Subsidiaries shall fail to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) with respect to any Indebtedness (other than the Obligations) the outstanding principal amount of which Indebtedness is in excess of $2,000,000; or any breach, default or event of default shall occur, or any other condition shall exist under any instrument, agreement or indenture pertaining to any such Indebtedness, if the effect thereof is to cause an acceleration, mandatory redemption, a requirement that the Borrower or any such Subsidiary offer to purchase such Indebtedness or other required repurchase of such Indebtedness, or permit the holder(s) of such Indebtedness to accelerate the maturity of any such Indebtedness or require a redemption or other repurchase of such Indebtedness; or any such Indebtedness shall be otherwise declared to be due and payable (by acceleration or otherwise) or required to be prepaid, redeemed or otherwise repurchased by the Borrower or any of its Subsidiaries (other than by a regularly scheduled required prepayment) prior to the stated maturity thereof.

(f) Involuntary Bankruptcy; Appointment of Receiver, Etc.

(i) An involuntary case shall be commenced against the Borrower or any of its Subsidiaries and the petition shall not be dismissed, stayed, bonded or discharged within sixty (60) days after commencement of the case; or a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Borrower or any of its Subsidiaries in an involuntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or any other similar relief shall be granted under any applicable federal, state, local or foreign law.

(ii) A decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over the Borrower or any of its Subsidiaries or over all or a substantial part of the property of the Borrower or any of its Subsidiaries shall be entered; or an interim receiver, trustee or other custodian of the Borrower or any of its Subsidiaries or of all or a substantial part of the property of the Borrower or any of its Subsidiaries shall be appointed or a warrant of attachment, execution or similar process against any substantial part of the property of the Borrower or any of its Subsidiaries shall be issued and any such event shall not be stayed, dismissed, bonded or discharged within sixty (60) days after entry, appointment or issuance.

(g) Voluntary Bankruptcy; Appointment of Receiver, Etc. The Borrower or any of its Subsidiaries shall (i) commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, (iii) consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property, (iv) make any assignment for the benefit of creditors or (v) take any corporate, partnership or comparable action to authorize any of the foregoing.

(h) Judgments and Attachments. Any money judgment(s) (other than a money judgment covered by insurance as to which the insurance company has not disclaimed or reserved the right to disclaim coverage), writ or warrant of attachment, or similar process against any of the Borrower or any of its Subsidiaries or any of their respective assets involving in any single case or in the aggregate an amount in excess of $1,000,000 is (are) entered and shall remain undischarged, unvacated, unbonded or unstayed for a period of sixty (60) days or in any event later than fifteen (15) days prior to the date of any proposed sale thereunder.

(i) Dissolution. Any order, judgment or decree shall be entered against the Borrower or any of its Subsidiaries decreeing its involuntary dissolution or split up and such order shall remain undischarged and unstayed for a period in excess of sixty (60) days; or the Borrower or any of its Subsidiaries shall otherwise dissolve or cease to exist except as specifically permitted by this Agreement unless the dissolving entity is a limited liability company which elects to continue its existence.

(j) Loan Documents; Failure of Security. At any time, for any reason, (i) any Loan Document as a whole that materially affects the ability of the Administrative Agent, the Collateral Agent or any of the Lenders to enforce the Obligations against the Borrower or any Guarantor or enforce their rights against the Collateral ceases to be in full force and effect or (ii) any Loan Party seeks to repudiate its obligations thereunder or (iii) after the execution and delivery of the Collateral Documents, except to the extent permitted by the terms thereof, the Collateral Documents, shall cease to create a valid and perfected first priority Lien subject only to Liens permitted by the Loan Documents in any of the Collateral purported to be covered thereby or (iv) any title insurance coverage in respect of any Material portion of the Collateral is disavowed or become ineffective.

(k) Termination Event. Any Termination Event occurs which the Required Lenders believe is reasonably likely to subject the Borrower or any of its Subsidiaries to liability in excess of $1,000,000.

(l) Waiver of Minimum Funding Standard. If the plan administrator of any Plan applies under Section 412(d) of the Code for a waiver of the minimum funding standards of Section 412(a) of the Code and any Lender believes the substantial business hardship upon which the application for the waiver is based could reasonably be expected to subject either the Borrower or any Controlled Group member to liability in excess of $1,000,000.

(m) Change of Control. A Change of Control shall occur.

(n) Environmental Matters. The Borrower or any of its Subsidiaries shall be the subject of any proceeding or investigation pertaining to (i) the Release by the Borrower or any of its Subsidiaries of any Contaminant into the environment, (ii) the liability of any of the Borrower or any of its Subsidiaries arising from the Release by any other Person of any Contaminant into the environment, or (iii) any violation of any Environmental, Health or Safety Requirements of Law by the Borrower or any of its Subsidiaries, which, in any case, has or is reasonably likely to subject the Borrower or any of its Subsidiaries to liability individually or in the aggregate in excess of $5,000,000 (exclusive of liabilities with respect to which the Borrower is maintaining reserves as of the date hereof in accordance with Agreement Accounting Principles).

(o) Collateral Documents. The Borrower or any Subsidiary shall fail to comply with any of the terms or provisions of any Collateral Document for five (5) Business Days, subject to any applicable cure periods contained therein, after notice of such non-compliance from the Collateral Agent.

(p) Interest Rate Agreements. Nonpayment by the Borrower or any Subsidiary of any obligation under any Interest Rate Agreement or the breach by the Borrower or any Subsidiary of any term, provision or condition contained in any such Interest Rate Agreement.

(q) Material Adverse Effect. A Material Adverse Effect shall occur.

(r) Intercreditor Agreement. The intercreditor provisions of the Intercreditor Agreement shall for any reason be revoked or invalidated, or otherwise cease to be in full force and effect, any Person (including any Secured Party) shall contest in any manner the validity or enforceability thereof or deny that it has any further liability or obligation thereunder, or the Obligations hereunder shall for any reason be subordinated or shall not have the priority contemplated by this Agreement and the Intercreditor Agreement.

A Default shall be deemed "continuing" until cured or until waived in writing in accordance with Section 8.3.

ARTICLE VIII: ACCELERATION, DEFAULTING LENDERS; WAIVERS, AMENDMENTS AND REMEDIES

8.1 Remedies

(a) Termination of Revolving Loan Commitments; Acceleration. If any Default described in Section 7.1(f) or 7.1(g) occurs with respect to the Borrower, the obligations of the Revolving Lenders to make Revolving Loans hereunder and the obligation of the Issuing Lender to issue Revolver Letters of Credit hereunder shall automatically terminate and the Obligations shall immediately become due and payable without any election or action on the part of the Administrative Agent, any Lender or the Issuing Lender. If any other Default occurs, (i) the Lenders with Revolving Loan Pro Rata Shares greater than fifty percent (50%) may terminate or suspend the obligations of the Revolving Lenders to make Revolving Loans hereunder and the obligation of the Issuing Lender to issue Revolver Letters of Credit hereunder, or (ii) the Required Lenders may declare the Obligations to be due and payable, or both, and upon any declaration under clause (ii), the Obligations shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Borrower expressly waives.

(b) Rescission. If at any time after termination of the Revolving Lenders' obligations to make Revolving Loans or acceleration of the maturity of the Loans, Borrower shall pay all arrears of interest and all payments on account of principal of the Obligations which shall have become due otherwise than by acceleration (with interest on principal and, to the extent permitted by law, on overdue interest, at the rates specified in this Agreement) and all Defaults and Unmatured Defaults (other than nonpayment of principal of and accrued interest on the Loans due and payable solely by virtue of acceleration) shall be remedied or waived pursuant to Section 8.3, then upon the written consent of the Required Lenders and written notice to the Borrower, the termination of Revolving Lenders' respective obligations to make Revolving Loans and the respective Revolving Lenders' and the Issuing Lender's obligations to participate in or issue Letters of Credit or the aforesaid acceleration and its consequences may be rescinded and annulled; but such action shall not affect any subsequent Default or Unmatured Default or impair any right or remedy consequent thereon. The provisions of the preceding sentence are intended merely to bind the Lenders and the Issuing Lender to a decision which may be made at the election of the Required Lenders; they are not intended to benefit the Borrower and do not give the Borrower the right to require the Lenders to rescind or annul any termination of the aforesaid obligations of the Lenders or the Issuing Lender or any acceleration hereunder, even if the conditions set forth herein are met.

(c) Enforcement. The Borrower acknowledges that in the event the Borrower fails to perform, observe or discharge any of its obligations or liabilities under this Agreement or any other Loan Document, any remedy of law may prove to be inadequate relief to the Administrative Agent, the Issuing Lender and the Lenders; therefore, the Borrower agrees that the Administrative Agent, the Issuing Lender and the Lenders shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.

8.2 Defaulting Lender. In the event that any Revolving Lender fails to fund its Revolving Loan Pro Rata Share of any Revolving Advance requested or deemed requested by the Borrower which such Revolving Lender is obligated to fund under the terms of this Agreement (the funded portion of such Advance being hereinafter referred to as a "**Non Pro Rata Revolving Loan**"), until the earlier of such Revolving Lender's cure of such failure and the termination of the Revolving Loan Commitments, the proceeds of all amounts thereafter repaid to the Administrative Agent by the Borrower and otherwise required to be applied to such Revolving Lender's share of all other Obligations pursuant to the terms of this Agreement shall be advanced to the Borrower by the Administrative Agent ("**Cure Loans**") on behalf of such Revolving Lender to cure, in full or in part, such failure by such Revolving Lender, but shall nevertheless be deemed to have been paid to such Revolving Lender in satisfaction of such other Obligations. Notwithstanding anything in this Agreement to the contrary:

(i) the foregoing provisions of this Section 8.2 shall apply only with respect to the proceeds of payments of Obligations and shall not affect the conversion or continuation of Loans pursuant to Section 2.8;

(ii) any such Revolving Lender shall be deemed to have cured its failure to fund its Revolving Loan Pro Rata Share of any Revolving Advance at such time as an amount equal to such Revolving Lender's original Revolving Loan Pro Rata Share of the requested principal portion of such Advance is fully funded to the Borrower, whether made by such Revolving Lender itself or by operation of the terms of this Section 8.2, and whether or not the Non Pro Rata Revolving Loan with respect thereto has been repaid, converted or continued;

(iii) amounts advanced to the Borrower to cure, in full or in part, any such Revolving Lender's failure to fund its Revolving Loan Pro Rata Share of any Revolving Advance shall bear interest at the rate applicable to Revolving Loans which are Base Rate Loans, in effect from time to time, and for all other purposes of this Agreement shall be treated as if they were Base Rate Loans;

(iv) regardless of whether or not a Default has occurred or is continuing, and notwithstanding the instructions of the Borrower as to its desired application, all repayments of principal which, in accordance with the other terms of this Agreement, would be applied to the outstanding Base Rate Loans shall be applied first, ratably to all Base Rate Loans constituting Non Pro Rata Revolving Loans, second, ratably to Base Rate Loans other than those constituting Non Pro Rata Revolving Loans or Cure Loans and, third, ratably to Base Rate Loans constituting Cure Loans; and

(v) for so long as and until any such Revolving Lender's failure to fund its Revolving Loan Pro Rata Share of any Revolving Advance is cured in accordance with Section 8.2(ii), (A) such Revolving Lender shall not be entitled to any commitment fees with respect to its Revolving Loan Commitment and (B) such Revolving Lender shall not be entitled to any letter of credit fees, which commitment fees and letter of credit fees shall accrue in favor of the Revolving Lenders which have funded their respective Revolving Loan Pro Rata Share of such requested Advance, shall be allocated among such performing Revolving Lenders ratably based upon their relative Revolving Loan Commitments, and shall be calculated based upon the average amount by which the Aggregate Revolving Loan Commitment of such performing Revolving Lenders exceeds the sum of (I) the outstanding principal amount of the Revolving Loans owing to such performing Revolving Lenders, plus (II) the outstanding Reimbursement Obligations owing to such performing Revolving Lenders, plus (III) the aggregate participation interests of such performing Revolving Lenders arising pursuant to Section 2.20 with respect to undrawn and outstanding Letters of Credit.

8.3 Amendments. Subject to the provisions of this Article VIII, the Required Lenders (or the Administrative Agent with the consent in writing of the Required Lenders) and the Borrower may enter into agreements supplemental hereto for the purpose of adding or modifying any provisions to the Loan Documents or changing in any manner the rights of the Lenders or the Borrower hereunder or waiving any Default hereunder; provided, however, that no such supplemental agreement shall, without the consent of each Lender affected thereby:

(i) Postpone or extend the Termination Date, or any other date fixed for any payment of principal of, or interest on, the Loans, the Reimbursement Obligations or any fees or other amounts payable to such Lender (except with respect to a waiver of the application of the default rate of interest pursuant to Section 2.11 hereof).

(ii) Reduce the principal Dollar Amount of any Loans or L/C Obligations, or reduce the rate or extend the time of payment of interest or fees thereon (except with respect to a waiver of the application of the default rate of interest pursuant to Section 2.11 hereof).

(iii) Reduce the percentage specified in the definition of Required Lenders or any other percentage of Lenders specified to be the applicable percentage in this Agreement to act on specified matters or amend the definitions of "Required Lenders" or "Pro Rata Share".

(iv) Increase the amount of any Revolving Loan Commitment of any Revolving Lender hereunder or increase any Revolving Lender's Revolving Loan Pro Rata Share.

(v) Permit the Borrower to assign its rights under this Agreement.

(vi) Release any Loan Party from its obligations under the Guaranty or any Collateral Document.

(vii) Other than pursuant to a transaction permitted by the terms of this Agreement or any Loan Document, release all or substantially all of the Collateral which is subject to the Loan Documents.

(viii) Amend this Section 8.3.

No amendment of any provision of this Agreement relating to the Administrative Agent shall be effective without the written consent of the Administrative Agent. No amendment of any provision of this Agreement relating to the Issuing Lender shall be effective without the written consent of the Administrative Agent and the Issuing Lender. The Administrative Agent may waive payment of the fee required under Section 12.3(B) without obtaining the consent of any of the Lenders.

8.4 Preservation of Rights. No delay or omission of the Lenders, the Issuing Lender or the Administrative Agent to exercise any right under the Loan Documents shall impair such right or be construed to be a waiver of any Default or an acquiescence therein, and the making of a Loan or the issuance of a Letter of Credit notwithstanding the existence of a Default or the inability of the Borrower to satisfy the conditions precedent to such Loan or issuance of such Letter of Credit shall not constitute any waiver or acquiescence. Any single or partial exercise of any such right shall not preclude other or further exercise thereof or the exercise of any other right, and no waiver, amendment or other variation of the terms, conditions or provisions of the Loan Documents whatsoever shall be valid unless in writing signed by the Lenders required pursuant to Section 8.3, and then only to the extent in such writing specifically set forth. All remedies contained in the Loan Documents or by law afforded shall be cumulative and all shall be available to the Administrative Agent and the Lenders until the Obligations have been paid in full.

ARTICLE IX: GENERAL PROVISIONS

9.1 Survival of Representations. All representations and warranties of the Borrower contained in this Agreement shall survive delivery of any Notes and the making of the Loans herein contemplated.

9.2 Governmental Regulation. Anything contained in this Agreement to the contrary notwithstanding, no Lender shall be obligated to extend credit to the Borrower and neither the Administrative Agent nor the Issuing Lender shall be obligated to issue any Letter of Credit for the account of the Borrower in violation of any limitation or prohibition provided by any applicable statute or regulation.

9.3 Headings. Section headings in the Loan Documents are for convenience of reference only, and shall not govern the interpretation of any of the provisions of the Loan Documents.

9.4 Entire Agreement. The Loan Documents embody the entire agreement and understanding among the Borrower, the Administrative Agent and the Lenders and supersede all prior agreements and understandings among the Borrower, the Administrative Agent and the Lenders relating to the subject matter thereof.

9.5 Several Obligations; Benefits of this Agreement. The respective obligations of the Lenders hereunder are several and not joint and no Lender shall be the partner or agent of any other Lender. The failure of any Lender to perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder. This Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and assigns.

9.6 Expenses; Indemnification.

(A) Expenses. The Borrower shall reimburse the Administrative Agent for any reasonable costs, internal charges and out-of-pocket expenses (including (i) attorneys' and paralegals' fees and time charges of attorneys and paralegals for the Administrative Agent, which attorneys and paralegals may be employees of the Administrative Agent and (ii) other advisors and professionals engaged from time to time by the Administrative Agent) paid or incurred by either the Administrative Agent in connection with the preparation, negotiation, execution, delivery, syndication, review, amendment, modification, and administration of the Loan Documents or in connection with any work-out or restructuring of the transactions contemplated hereby, including without limitation, the reasonable professional fees and expenses of Ernst & Young Corporate Finance LLC incurred in connection with its engagement to assist the Lenders in their evaluation of the projections, business assumptions and other financial information presented by the Borrower in connection with the transactions contemplated herein. All such fees, costs and expenses incurred after the Effective Date shall be paid by the Borrower on a monthly basis. The Borrower also agrees to reimburse the Administrative Agent, the Lenders and the Issuing Lender for any costs, internal charges and out-of-pocket expenses (including attorneys' and paralegals' fees and time charges of attorneys and paralegals for the Administrative Agent, the Lenders and the Issuing Lender, which attorneys and paralegals may be employees of the Administrative Agent, the Lenders or the Issuing Lender) paid or incurred by the Administrative Agent, any Lender or the Issuing Lender in connection with the collection of the Obligations and enforcement of the Loan Documents.

(B) Indemnity. The Borrower further agrees to defend, protect, indemnify, and hold harmless the Administrative Agent, each and all of the Lenders, the Issuing Lender and each of their respective Affiliates, and each of such Administrative Agent's, Lender's, Issuing Lender's or Affiliate's respective officers, directors, employees, attorneys and agents (including, without limitation, those retained in connection with the satisfaction or attempted satisfaction of any of the conditions set forth in Article IV) (collectively, the "**Indemnitees**") from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses of any kind or nature whatsoever (including, without limitation, the fees and disbursements of counsel for such Indemnitees in connection with any investigative, administrative or judicial proceeding, whether or not such Indemnitees shall be designated a party thereto), imposed on, incurred by, or asserted against such Indemnitees in any manner relating to or arising out of:

(i) this Agreement, the other Loan Documents, or any act, event or transaction related or attendant thereto, the making of or participating in the Loans, and the issuance of and participation in Letters of Credit hereunder, the management of such Loans or

Letters of Credit, the use or intended use of the proceeds of the Loans or Letters of Credit hereunder, or any of the other transactions contemplated by the Loan Documents; or

(ii) any liabilities, obligations, responsibilities, losses, damages, personal injury, death, punitive damages, economic damages, consequential damages, treble damages, intentional, willful or wanton injury, damage or threat to the environment, natural resources or public health or welfare, costs and expenses (including, without limitation, attorney, expert and consulting fees and costs of investigation, feasibility or remedial action studies), fines, penalties and monetary sanctions, interest, direct or indirect, known or unknown, absolute or contingent, past, present or future relating to violation of any Environmental, Health or Safety Requirements of Law arising from or in connection with the past, present or future operations of the Borrower, its Subsidiaries or any of their respective predecessors in interest, or, the past, present or future environmental, health or safety condition of any respective property of the Borrower or its Subsidiaries, the presence of asbestos-containing materials at any respective property of the Borrower or its Subsidiaries or the Release or threatened Release of any Contaminant into the environment (collectively, the "**Indemnified Matters**");

provided, however, the Borrower shall have no obligation to an Indemnitee hereunder with respect to Indemnified Matters caused solely by or resulting solely from the willful misconduct or Gross Negligence of such Indemnitee or breach of contract by such Indemnitee with respect to the Loan Documents, in each case, as determined by the final non-appealable judgment of a court of competent jurisdiction. If the undertaking to indemnify, pay and hold harmless set forth in the preceding sentence may be unenforceable because it is violative of any law or public policy, the Borrower shall contribute the maximum portion which it is permitted to pay and satisfy under applicable law, to the payment and satisfaction of all Indemnified Matters incurred by the Indemnitees.

(C) Waiver of Certain Claims; Settlement of Claims. The Borrower further agrees to assert no claim against any of the Indemnitees on any theory of liability for consequential, special, indirect, exemplary or punitive damages. No settlement shall be entered into by the Borrower or any of its Subsidiaries with respect to any claim, litigation, arbitration or other proceeding relating to or arising out of the transactions evidenced by this Agreement or the other Loan Documents (whether or not the Administrative Agent, any Lender, the Issuing Lender or any Indemnitee is a party thereto) unless such settlement releases all Indemnitees from any and all liability with respect thereto.

(D) Survival of Agreements. The obligations and agreements of the Borrower under this Section 9.6 shall survive the termination of this Agreement.

9.7 Numbers of Documents. All statements, notices, closing documents, and requests hereunder shall be furnished to the Administrative Agent with sufficient counterparts so that the Administrative Agent may furnish one to each of the Lenders.

9.8 Accounting. Except as provided to the contrary herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with Agreement Accounting Principles.

9.9 Severability of Provisions. Any provision in any Loan Document that is held to be inoperative, unenforceable, or invalid in any jurisdiction shall, as to that jurisdiction, be inoperative, unenforceable, or invalid without affecting the remaining provisions in that jurisdiction or the operation, enforceability, or validity of that provision in any other jurisdiction, and to this end the provisions of all Loan Documents are declared to be severable.

9.10 Nonliability of Lenders. The relationship among the Borrower and the Lenders, the Issuing Lender, and the Administrative Agent shall be solely that of borrower and lender. Neither the Administrative Agent nor any Lender nor the Issuing Lender shall have any fiduciary responsibilities to the Borrower. Neither the Administrative Agent, nor any Lender, nor the Issuing Lender undertakes any responsibility to the Borrower to review or inform the Borrower of any matter in connection with any phase of the Borrower's business or operations.

9.11 CHOICE OF LAW. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AND NOT THE LAW OF CONFLICTS) OF THE STATE OF INDIANA, BUT GIVING EFFECT TO FEDERAL LAWS APPLICABLE TO NATIONAL BANKS.

9.12 WAIVER OF JURY TRIAL. THE BORROWER, THE ADMINISTRATIVE AGENT AND EACH LENDER HEREBY WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH ANY LOAN DOCUMENT OR THE RELATIONSHIP ESTABLISHED THEREUNDER.

9.13 No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

9.14 Supplemental Disclosure. At any time at the request of the Administrative Agent and at such additional times as the Borrower determines, the Borrower shall supplement each schedule or representation herein or in the other Loan Documents with respect to any matter hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such schedule or as an exception to such representation or which is necessary to correct any information in such schedule or representation which has been rendered inaccurate thereby. Any such supplement to such schedule or representation which discloses the existence or occurrence of events, facts or circumstances which are prohibited by the terms of this Agreement or any other Loan Documents shall not be deemed an amendment thereof unless expressly consented to in writing by the Administrative Agent and the Required Lenders or each Lender, as may be applicable, and no such supplement to such schedule or representation, except as the same may be consented to in a writing which expressly includes a waiver, shall be or be deemed a waiver by the Administrative Agent or any Lender of any Default disclosed therein.

9.15 Amendment and Restatement of Original Credit Agreement. The Borrower, the Lenders, the Administrative Agent and the Issuing Lender agree that, upon (i) the execution and delivery of this Agreement by the Borrower, the Administrative Agent, the Issuing Lender and the Lenders and (ii) satisfaction (or waiver by the Lenders in their sole discretion) of the conditions precedent set forth in Section 4.1 hereof, the terms and provisions of the Original Credit Agreement shall be and hereby are amended, superseded and restated in their entirety by the terms and provisions of this Agreement. This Agreement is not intended to and shall not constitute a novation of the Original Credit Agreement or the indebtedness created thereunder, including, without limitation, all "Obligations" under and as defined therein. All outstanding "Loans" and "Letters of Credit" (under and as defined in the Original Credit Agreement) shall continue as Loans and Letters of Credit under (and shall be governed by the terms of) this Agreement. The "Commitments" of each Lender under the Original Credit Agreement shall, on the Effective Date, automatically be deemed amended and converted into, and in the amount of, the Revolving Loan Commitments hereunder.

9.16 Release. The Borrower hereby acknowledges and confirms that (i) it does not have any grounds, and hereby agrees not to challenge (or to allege or to pursue any matter, cause or claim arising under or with respect to), in any case based upon acts or omissions of the Administrative Agent or any of the Lenders occurring prior to the date hereof or facts otherwise known to it as of the date hereof, the effectiveness, genuineness, validity, collectibility or enforceability of this Agreement or any of the other Loan Documents, the Obligations, the Liens securing such Obligations, or any of the terms or conditions of any Loan Document (it being understood that such acknowledgment and confirmation do not preclude the Borrower from challenging the Administrative Agent's or any Lender's interpretation of any term or provision of this Agreement or other Loan Document) and (ii) it does not possess (and hereby forever waives, remises, releases, discharges and holds harmless the Lenders, the Administrative Agent and their respective affiliates, stockholders, directors, officers, employees, attorneys, agents and representatives and each of their respective heirs, executors, administrators, successors and assigns (collectively, the "Released Parties") from and against, and agrees not to allege or pursue) any action, cause of action, suit, debt, claim, counterclaim, cross-claim, demand, defense, offset, opposition, demand and other right of action whatsoever, whether in law, equity or otherwise (which it, all those claiming by, through or under it, or its successors or assigns, have or may have) against the Released Parties, or any of them, by reason of, any matter, cause or thing whatsoever, with respect to events or omissions occurring or arising on or prior to the date hereof and relating to this Agreement or any of the other Loan Documents (including, without limitation, with respect to the payment, performance, validity or enforceability of the Obligations, the Liens securing the Obligations or any or all of the terms or conditions of any Loan Document) or any transaction relating thereto; provided, however, that the Borrower does not release or hold harmless any Released Party for actions or omissions by any such Released Party constituting, or losses or expenses directly resulting from, the gross negligence or willful misconduct of such Released Party as determined by a final judgment of a court of competent jurisdiction.

ARTICLE X: THE ADMINISTRATIVE AGENT

10.1 Appointment; Nature of Relationship. Bank One is appointed by the Lenders (each reference in this Article X to a Lender being in its capacity either as a Lender or the Issuing

Lender, or any or all of the foregoing) as the Administrative Agent hereunder and under each other Loan Document to which the Administrative Agent is a party, and each of the Lenders irrevocably authorizes the Administrative Agent to act as the contractual representative of such Lender with the rights and duties expressly set forth herein and in such other Loan Documents. The Administrative Agent agrees to act as such contractual representative upon the express conditions contained in this Article X. Notwithstanding the use of the defined term "Administrative Agent", it is expressly understood and agreed that the Administrative Agent shall not have any fiduciary responsibilities to any Lender by reason of this Agreement and that the Administrative Agent is merely acting as the representative of the Lenders with only those duties as are expressly set forth in this Agreement and the other Loan Documents. In its capacity as the Lenders' contractual representative the Administrative Agent (i) does not assume any fiduciary duties to any Person and (ii) is acting as an independent contractor, the rights and duties of which are limited to those expressly set forth in this Agreement and the other Loan Documents. Each of the Lenders agrees to assert no claim against the Administrative Agent on any agency theory or any other theory of liability for breach of fiduciary duty, all of which claims each Lender waives.

10.2 Powers. The Administrative Agent shall have and may exercise such powers under the Loan Documents as are specifically delegated to the Administrative Agent by the terms of each thereof, together with such powers as are reasonably incidental thereto. The Administrative Agent shall have no implied duties or fiduciary duties to the Lenders, or any obligation to the Lenders to take any action hereunder or under any of the other Loan Documents except any action specifically provided by the Loan Documents required to be taken by the Administrative Agent.

10.3 General Immunity. Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be liable to any of the Borrower, the Lenders or any Lender for any action taken or omitted to be taken by it or them hereunder or under any other Loan Document or in connection herewith or therewith except to the extent such action or inaction is found in a final non-appealable judgment by a court of competent jurisdiction to have arisen solely from (i) the Gross Negligence or willful misconduct of such Person or (ii) breach of contract by such Person with respect to the Loan Documents.

10.4 No Responsibility for Loans, Creditworthiness, Recitals, Etc. Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into, or verify (i) any statement, warranty or representation made in connection with any Loan Document or any borrowing hereunder; (ii) the performance or observance of any of the covenants or agreements of any obligor under any Loan Document; (iii) the satisfaction of any condition specified in Article IV; (iv) the existence or possible existence of any Default or (v) the validity, effectiveness or genuineness of any Loan Document or any other instrument or writing furnished in connection therewith. Neither the Administrative Agent nor the Administrative Agent shall be responsible to any Lender for any recitals, statements, representations or warranties herein or in any of the other Loan Documents, for the execution, effectiveness, genuineness, validity, legality, enforceability, collectibility, or sufficiency of this Agreement or any of the other Loan Documents or the transactions contemplated thereby, or for the financial condition of any guarantor of any or all of the Obligations, the Borrower or any of its Subsidiaries.

10.5 Action on Instructions of Lenders. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder and under any other Loan Document in accordance with written instructions signed by the Required Lenders (except with respect to actions that require the consent of all of the Lenders as provided in Section 8.3), and such instructions and any action taken or failure to act pursuant thereto shall be binding on all of the Lenders and on all holders of Notes. The Administrative Agent shall be fully justified in failing or refusing to take any action hereunder and under any other Loan Document unless it shall first be indemnified to its satisfaction by the Lenders pro rata against any and all liability, cost and expense that it may incur by reason of taking or continuing to take any such action.

10.6 Employment of Agents and Counsel. The Administrative Agent may execute any of their respective duties hereunder and under any other Loan Document by or through employees, agents, and attorneys-in-fact, and shall not be answerable to the Lenders, except as to money or securities received by it or its authorized agents, for the default or misconduct of any such agents or attorneys-in-fact selected by it with reasonable care. The Administrative Agent shall be entitled to advice of counsel concerning the contractual arrangement among the Administrative Agent and the Lenders and all matters pertaining to such Agent's duties hereunder and under any other Loan Document.

10.7 Reliance on Documents; Counsel. The Administrative Agent shall be entitled to rely upon any Note, notice, consent, certificate, affidavit, letter, telegram, statement, paper or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons, and, in respect to legal matters, upon the opinion of counsel selected by the Administrative Agent, which counsel may be employees of the Administrative Agent.

10.8 The Administrative Agent's Reimbursement and Indemnification. The Lenders agree to reimburse and indemnify the Administrative Agent ratably in proportion to their respective Pro Rata Shares (i) for any amounts not reimbursed by the Borrower for which the Administrative Agent is entitled to reimbursement or indemnification by the Borrower under the Loan Documents, (ii) for any other expenses incurred by the Administrative Agent on behalf of the Lenders in connection with the preparation, execution, delivery, administration and enforcement of the Loan Documents, including as a result of a dispute among the Lenders or between any Lender and the Administrative Agent, and (iii) for any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind and nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of the Loan Documents or any other document delivered in connection therewith or the transactions contemplated thereby, or the enforcement of any of the terms thereof or of any such other documents, including as a result of a dispute among the Lenders or between any Lender and the Administrative Agent, provided that no Lender shall be liable for any of the foregoing to the extent any of the foregoing is found in a final non-appealable judgment by a court of competent jurisdiction to have arisen solely from the Gross Negligence or willful misconduct of the Administrative Agent.

10.9 Rights as a Lender. With respect to its Revolving Loan Commitment, Loans made by it and the Notes issued to it and Letters of Credit issued by it as the Issuing Lender, the Administrative Agent shall have the same rights and powers hereunder and under any other Loan Document as any Lender and may exercise the same as through it were not the Administrative

Agent, as applicable, and the term "Lender" or "Lenders" or "Issuing Lender", as applicable, shall, unless the context otherwise indicates, include the Administrative Agent in its individual capacity. The Administrative Agent may accept deposits from, lend money to and generally engage in any kind of trust, debt, equity or other transaction, in addition to those contemplated by this Agreement or any other Loan Document, with the Borrower or any of its Subsidiaries in which such Person is not prohibited hereby from engaging with any other Person.

10.10 Lender Credit Decision. Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on the financial statements prepared by the Borrower and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement and the other Loan Documents. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement and the other Loan Documents.

10.11 Successor Administrative Agent. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right to appoint, on behalf of the Lenders, a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty days after the retiring Administrative Agent's giving notice of resignation, then the retiring Administrative Agent may appoint, on behalf of the Lenders, a successor Administrative Agent. Notwithstanding anything herein to the contrary, so long as no Default has occurred and is continuing, each such successor Administrative Agent shall be subject to approval by the Borrower, which approval shall not be unreasonably withheld. Such successor Administrative Agent shall be a commercial bank having capital and retained earnings of at least $500,000,000. Upon the acceptance of any appointment as the Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents. After any retiring Administrative Agent's resignation hereunder as Administrative Agent, the provisions of this Article X shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent hereunder and under the other Loan Documents.

ARTICLE XI: SETOFF; RATABLE PAYMENTS

11.1 Setoff. In addition to, and without limitation of, any rights of the Lenders or the Issuing Lender under applicable law, if any Default occurs and is continuing, any indebtedness from any Lender or the Issuing Lender to the Borrower (including all account balances, whether provisional or final and whether or not collected or available) may be offset and applied in accordance with the Intercreditor Agreement.

11.2 Intentionally Omitted.

11.3 Relations Among Lenders.

(a) Except with respect to the exercise of set-off rights of any Lender in accordance with Section 11.1, the proceeds of which are applied in accordance with this Agreement, and except as set forth in Section 11.3(b) below, each Lender agrees that it will not take any action, nor institute any actions or proceedings, against the Borrower or any other obligor hereunder or with respect to any Collateral Document or Loan Document, without the prior written consent of the Required Lenders or, as may be provided in this Agreement or the other Loan Documents, at the direction of the Administrative Agent.

(b) The Lenders are not partners or co-venturers, and no Lender shall be liable for the acts or omissions of, or (except as otherwise set forth herein in case of the Administrative Agent) authorized to act for, any other Lender. Notwithstanding the foregoing, and subject to Section 11.2, any Lender shall have the right to enforce on an unsecured basis the payment of the principal of and interest on any Loan made by it after the date such principal or interest has become due and payable pursuant to the terms of this Agreement.

ARTICLE XII: BENEFIT OF AGREEMENT; ASSIGNMENTS; PARTICIPATIONS

12.1 Successors and Assigns. The terms and provisions of the Loan Documents shall be binding upon and inure to the benefit of the Borrower and the Lenders and their respective successors and assigns, except that (i) the Borrower shall not have the right to assign its rights or obligations under the Loan Documents and (ii) any assignment by any Lender must be made in compliance with Section 12.3 hereof. Notwithstanding clause (ii) of this Section 12.1, any Lender may at any time, without the consent of the Borrower or the Administrative Agent, assign all or any portion of its rights under this Agreement and its Notes to a Federal Reserve Bank; provided, however, that no such assignment shall release the transferor Lender from its obligations hereunder. The Administrative Agent may treat the payee of any Note as the owner thereof for all purposes hereof unless and until such payee complies with Section 12.3 hereof in the case of an assignment thereof or, in the case of any other transfer, a written notice of the transfer is filed with the Administrative Agent. Any assignee or transferee of a Note agrees by acceptance thereof to be bound by all the terms and provisions of the Loan Documents. Any request, authority or consent of any Person, who at the time of making such request or giving such authority or consent is the holder of any Note, shall be conclusive and binding on any subsequent holder, transferee or assignee of such Note or of any Note or Notes issued in exchange therefor.

12.2 Participations.

(A) Permitted Participants; Effect. Subject to the terms set forth in this Section 12.2, any Lender may, in the ordinary course of its business and in accordance with applicable law, at any time sell to one or more banks or other entities ("**Participants**") participating interests in any Loan owing to such Lender, any Note held by such Lender, any Revolving Loan Commitment of such Lender, any L/C Interest of such Lender or any other interest of such Lender under the Loan Documents on a pro rata basis; provided that the amount of such participation shall not be for less than $5,000,000. In the event of any such sale by a Lender of participating interests to a Participant, such Lender's obligations under the Loan Documents shall remain unchanged, such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, such Lender shall remain the holder of any such Note for all purposes under the Loan Documents, all amounts payable by the Borrower under this Agreement shall be determined as if such Lender had not sold such participating interests, and the Borrower and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under the Loan Documents except that, for purposes of Article III hereof, the Participants shall be entitled to the same rights as if they were Lenders provided however that no Participant shall be entitled to receive any greater payment under Article III than the Lender would have been entitled to receive with respect to the rights participated.

(B) Voting Rights. Each Lender shall retain the sole right to approve, without the consent of any Participant, any amendment, modification or waiver of any provision of the Loan Documents, other than any amendment, modification or waiver with respect to any Loan or Revolving Loan Commitment in which such Participant has an interest which forgives principal, interest or fees or reduces the interest rate or fees payable pursuant to the terms of this Agreement with respect to any such Loan or Revolving Loan Commitment, or postpones any date fixed for any regularly-scheduled payment of principal of, or interest or fees on, any such Loan or Revolving Loan Commitment or releases all or substantially all of the Collateral, if any, securing any such Loan.

(C) Benefit of Setoff. The Borrower agrees that each Participant shall be deemed to have the right of setoff provided in Section 11.1 hereof in respect to its participating interest in amounts owing under the Loan Documents to the same extent as if the amount of its participating interest were owing directly to it as a Lender under the Loan Documents, provided that each Lender shall retain the right of setoff provided in Section 11.1 hereof with respect to the amount of participating interests sold to each Participant except to the extent such Participant exercises its right of set off. The Lenders agree to share with each Participant, and each Participant, by exercising the right of setoff provided in Section 11.1 hereof, agrees to share with each Lender, any amount received pursuant to the exercise of its right of setoff, such amounts to be shared in accordance with Section 11.2 as if each Participant were a Lender.

12.3 Assignments.

(A) Permitted Assignments. Any Lender may, in the ordinary course of its business and in accordance with applicable law, at any time assign to one or more banks or other entities ("**Purchasers**") all or a portion of its rights and obligations under this Agreement (including, without limitation, its Revolving Loan Commitment (if any), all Loans owing to it, all of its interests as Issuing Lender with respect to Letters of Credit, all of its participation interests in existing Letters of Credit, and its obligation to participate in additional Letters of Credit hereunder) in accordance with the provisions of this Section 12.3. Each assignment shall be of a constant, and not a varying, ratable percentage of all of the rights and obligations of any assigning Lender under this Agreement. Such assignment shall be substantially in the form of Exhibit C hereto and shall not be permitted hereunder unless such assignment is either for all of such Lender's rights and obligations under the Loan Documents or involves loans and Revolving

Loan Commitments in an aggregate amount of at least $5,000,000. Notice to the Administrative Agent and consent of the Administrative Agent and, so long as no Default shall have occurred and be continuing, notice to and consent of the Borrower (which consents will not be unreasonably withheld) shall be required prior to an assignment becoming effective with respect to a Purchaser which is not a Lender or an Affiliate thereof.

(B) Effect; Effective Date. Upon (i) delivery to the Administrative Agent of a notice of assignment, substantially in the form attached as Appendix I to Exhibit C hereto (a "**Notice of Assignment**"), together with any consent required by Section 12.3(A) hereof, and (ii) except in the case of an assignment from a Lender to an Affiliate thereof or to a fund managed by the same investment manager, payment of a $3,500 fee to the Administrative Agent for processing such assignment, such assignment shall become effective on the effective date specified in such Notice of Assignment. The Notice of Assignment shall contain a representation by the Purchaser to the effect that none of the consideration used to make the purchase of the Revolving Loan Commitment, Loans and L/C Obligations under the applicable assignment agreement are "plan assets" as defined under ERISA and that the rights and interests of the Purchaser in and under the Loan Documents will not be "plan assets" under ERISA. On and after the effective date of such assignment, such Purchaser, if not already a Lender, shall for all purposes be a Lender party to this Agreement and any other Loan Documents executed by the Lenders and shall have all the rights and obligations of a Lender under the Loan Documents, to the same extent as if it were an original party hereto, and no consent or action by any of the Borrower or the Lenders and no further consent or action by the Administrative Agent shall be required to release the transferor Lender with respect to the percentage of the Aggregate Revolving Loan Commitment, Loans and Letter of Credit participations assigned to such Purchaser. Upon the consummation of any assignment to a Purchaser pursuant to this Section 12.3(B), the transferor Lender, the Administrative Agent and the Borrower shall make appropriate arrangements so that replacement Notes are issued to such transferor Lender and new Notes or, as appropriate, replacement Notes, are issued to such Purchaser, in each case in principal amounts reflecting their Revolving Loan Commitment, as adjusted pursuant to such assignment.

(C) The Register. The Administrative Agent shall maintain at its address referred to in Section 13.1 a copy of each assignment delivered to and accepted by it pursuant to this Section 12.3 and a register (the "**Register**") for the recordation of the names and addresses of the Lenders and the Revolving Loan Commitment of and principal amount of the Loans owing to, each Lender from time to time and whether such Lender is an original Lender or the assignee of another Lender pursuant to an assignment under this Section 12.3. The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrower and each of its Subsidiaries, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

12.4 Confidentiality. Subject to Section 12.5, the Administrative Agent and the Lenders shall hold all nonpublic information obtained pursuant to the requirements of this Agreement and identified as such by the Borrower in accordance with such Person's customary procedures for handling confidential information of this nature and in accordance with safe and sound banking practices and in any event may make disclosure reasonably required by a prospective Transferee (as defined in Section 12.5 below) in connection with the contemplated participation or assignment or as required or requested by any Governmental Authority or representative thereof or pursuant to legal process and shall require any such Transferee or prospective Transferee to agree (and require any of its Transferees to agree) to comply with this Section 12.4. In no event shall the Administrative Agent or any Lender be obligated or required to return any materials furnished by the Borrower; provided, however, each prospective Transferee shall be required to agree that if it does not become a participant or assignee it shall return all materials furnished to it by or on behalf of the Borrower in connection with this Agreement.

12.5 Dissemination of Information. The Borrower authorizes each Lender to disclose to any Participant or Purchaser or any other Person acquiring an interest in the Loan Documents by operation of law (each a "**Transferee**") and any prospective Transferee any and all information in such Lender's possession concerning the Borrower and its Subsidiaries and the Collateral; provided that prior to any such disclosure, such prospective Transferee shall agree to preserve in accordance with Section 12.4 the confidentiality of any confidential information described therein.

ARTICLE XIII: NOTICES

13.1 Giving Notice. Except as otherwise permitted by Article II with respect to Borrowing Notices, all notices and other communications provided to any party hereto under this Agreement or any other Loan Documents shall be in writing or by telex or by facsimile and addressed or delivered to such party at its address set forth below its signature hereto or at such other address as may be designated by such party in a notice to the other parties. Any notice, if mailed and properly addressed with postage prepaid, shall be deemed given when received; any notice, if transmitted by telex or facsimile, shall be deemed given when transmitted (answerback confirmed in the case of telexes); or, if by courier, one (1) Business Day after deposit with a reputable overnight carrier service; with all charges paid.

13.2 Change of Address. Any of the Borrower, the Administrative Agent and any Lender may each change the address for service of notice upon it by a notice in writing to the other parties hereto.

ARTICLE XIV: COUNTERPARTS

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any of the parties hereto may execute this Agreement by signing any such counterpart. This Agreement shall be effective when it has been executed by the Borrower, the Administrative Agent and the Lenders and each party hereto has notified the Administrative Agent by telex, facsimile or telephone, that it has taken such action.

[Remainder of This Page Intentionally Blank]

IN WITNESS WHEREOF, the Borrower, the Lenders and the Administrative Agent have executed this Agreement as of the date first above written.

WABASH NATIONAL CORPORATION

By:____________________________________

Name: Christopher A. Black
Title: Vice President and Treasurer

Address:
1000 Sagamore Parkway South
Lafayette, IN 47905
Attention: Christopher A. Black,
Vice President and Treasurer
Telephone No.: (765) 772-2206
Facsimile No.: (765) 772-2600

BANK ONE, INDIANA, N.A.
as the Administrative Agent, the Issuing Lender, and as a Lender

By:____________________________________
Name: ______________
Title: ______________

Address:
One Bank One Plaza
Chicago, IL 60670
Attention: Patricia Carpen
Telephone No.: (312) 732-1418
Facsimile No.: (312) 732-1775

THE NORTHERN TRUST COMPANY

By:____________________________________
Name: ________________________
Title: _________________________

Address:
50 South LaSalle Street
Chicago, IL 60675
Attention: _____________________
Telephone No.: (312) ____________
Facsimile No.: (312) ____________

U.S. BANK NATIONAL ASSOCIATION

By:____________________________________
Name: ____________________
Title: ____________________

Address:
425 Walnut Street, 8th Floor
Cincinnati, OH 45202
Attention: ____________________
Telephone No.: (513) ____________
Facsimile No.: (513) ____________

SUNTRUST BANK

By:____________________________________
Name: ______________________
Title: ______________________

Address:
303 Peachtree Street, N.E.
4th Floor
Atlanta, GA 30080
Attention: Steve Newby
Telephone No.: (404) 658-4916
Facsimile No.: (404) 230-1800

FIFTH THIRD BANK

By:______________________________________
Name: ______________________________
Title: _______________________________

Address:
P.O. Box 1663
Lafayette, IN 47902
Attention: ______________________________
Telephone No.: (765) ____________________
Facsimile No.: (765) _____________________

KEYBANK NATIONAL ASSOCIATION

By:________________________________
Name: __________________
Title: __________________

Address:

____

____

Attention: __________________
Telephone No.: (__) ___-_______
Facsimile No.: (__) ___-_______

NATIONAL CITY BANK OF INDIANA

By:____
Name: ______________________
Title: _______________________

Address:

____
____
Attention: ______________________
Telephone No.: (___) ___-________
Facsimile No.: (___) ___-________

IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS EXHIBIT TO FORM 10-K IS BEING FILED IN PAPER PURSUANT TO A TEMPORARY HARDSHIP EXEMPTION.

RECEIVABLES PURCHASE AND SERVICING AGREEMENT

DATED AS OF APRIL 11, 2002,

BY AND AMONG

WNC RECEIVABLES, LLC,
AS SELLER,

WABASH FINANCING LLC,
AS SERVICER,

WNC RECEIVABLES MANAGEMENT CORP.,
AS INDEPENDENT MEMBER,

AND

GENERAL ELECTRIC CAPITAL CORPORATION,
AS INITIAL PURCHASER AND AS AGENT

TABLE OF CONTENTS

EXHIBITS, SCHEDULES AND ANNEXES

THIS RECEIVABLES PURCHASE AND SERVICING AGREEMENT (as amended, supplemented or otherwise modified and in effect from time to time, this "Agreement") is entered into as of April 11, 2002, by and among WNC RECEIVABLES, LLC, a Delaware limited liability company (the "Seller"), WABASH FINANCING LLC, a Delaware limited liability company ("WFL"), in its capacity as servicer hereunder (in such capacity, the "Servicer"), WNC RECEIVABLES MANAGEMENT CORP., a Delaware corporation (the "Independent Member"), and GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation, as the sole initial purchaser (a "Purchaser" and, together with its successors and assigns, the "Purchasers") and as administrative agent for the Purchasers hereunder (in such capacity, the "Agent").

RECITALS

A. The Seller is a special purpose limited liability company owned by Wabash National, L.P., a Delaware limited partnership, and NOAMTC, Inc., a Delaware corporation (each, an "Originator", and collectively, the "Originators") and by the Independent Member (the Independent Member, the Originators, the Seller, WFL and the Performance Guarantor being sometimes hereinafter referred to collectively as the "Seller Parties").

B. The Seller has been formed for the purpose of purchasing, or otherwise acquiring by capital contribution, all trade receivables of the Originators.

C. The Seller intends to sell, and subject to the terms and conditions hereof, the Purchasers intend to purchase, undivided percentage interests in such trade receivables from time to time as described herein.

D. The Agent has been requested and is willing to act as Agent on behalf of the Purchasers in connection with the making of such purchases.

E. In order to effectuate the purposes of this Agreement, the Purchasers desire to appoint WFL to service, administer and collect the receivables acquired by the Purchasers pursuant to this Agreement and WFL is willing to act in such capacity as Servicer hereunder on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS AND INTERPRETATION

Section 1.01. Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in Annex X.

Section 1.02. Rules of Construction. For purposes of this Agreement, the rules of construction set forth in Annex X shall govern. All Appendices hereto, or expressly identified to this Agreement, are incorporated herein by reference and, taken together with this Agreement, shall constitute but a single agreement.

ARTICLE II.

AMOUNTS AND TERMS OF PURCHASES

Section 2.01. Purchases. From and after the Closing Date and until the Facility Termination Date and subject to the terms and conditions hereof, each of the Purchasers severally agrees to purchase its Pro Rata Share of each Purchaser Interest (each such purchase hereunder, a "Purchase") from the Seller from time to time, and the Seller agrees to sell such Purchaser Interests to the Purchasers. Under no circumstances shall the Purchasers make any Purchase if, after giving effect thereto, a Purchase Excess would exist.

Section 2.02. Optional Changes in Maximum Purchase Limit.

(a) So long as no Incipient Termination Event or Termination Event shall have occurred and be continuing, the Seller may, not more than twice during each calendar year, reduce the Maximum Purchase Limit permanently; provided that (i) the Seller shall give ten Business Days' prior written notice of any such reduction to the Agent substantially in the form of Exhibit 2.02(a) (each such notice, a "Commitment Reduction Notice"), (ii) any partial reduction of the Maximum Purchase Limit shall be in a minimum amount of $5,000,000 or an integral multiple thereof, (iii) no such reduction shall reduce the Maximum Purchase Limit below $15,000,000, and (iv) any such reduction must be accompanied by payment of the fee required by Section 2.02(c).

(b) The Seller may at any time on at least 90 days' prior written notice by the Seller to the Agent irrevocably terminate the Maximum Purchase Limit; provided that (i) such notice of termination shall be substantially in the form of Exhibit 2.02(b) (the "Commitment Termination Notice"), (ii) the Seller shall reduce the Capital Investment to zero and make all payments required by Section 2.03(c) at the time and in the manner specified therein, and (iii) such reduction must be accompanied by payment of the fee required by Section 2.02(c). Upon such termination, the Seller's right to request that the Purchasers make Purchases hereunder shall simultaneously terminate and the Facility Termination Date shall automatically occur.

(c) If all or any portion of the Maximum Purchase Limit is reduced or terminated in accordance with this Section 2.02 prior to the first anniversary of the Closing Date, then the Seller shall pay the Agent, for the ratable account of the Purchasers, an amount equal to (i) the amount by which the Maximum Purchase Limit is so reduced multiplied by (ii) 1.0%.

(d) Each written notice required to be delivered pursuant to Sections 2.02(a) and (b) shall be irrevocable, shall be promptly delivered by the Agent to the Purchasers and shall be effective (i) on the day of receipt if received by the Agent not later than 4:00 p.m. (New York time) on any Business Day and (ii) on the immediately succeeding Business Day if received by the Agent after such time on such Business Day or if any such notice is received on a day other than a Business Day (regardless of the time of day such notice is received). Each such notice of termination or reduction shall specify, respectively, the amount of, or the amount of the proposed reduction in, the Maximum Purchase Limit.

Section 2.03. Investment Base Certificates; Notices Relating to Purchases and Reductions in Capital Investment.

(a) (i) Not later than 1:00 p.m. (New York time) on each Business Day (other than the first Business Day of each week), the Servicer shall deliver to the Agent for distribution to the Purchasers an Officer's Certificate in the form of Exhibit 2.03(a)(i) (each, a "Daily Investment Base Certificate").

(ii) Not later than 1:00 p.m. (New York time) on the first Business Day of each week, the Servicer shall deliver to the Agent for distribution to the Purchasers an Officer's Certificate for the period of the immediately preceding week in the form of Exhibit 2.03(a)(ii) (each, a "Weekly Investment Base Certificate"); provided that if (i) an Incipient Termination Event or a Termination Event shall have occurred and be continuing or (ii) the Agent, in good faith, believes that an Incipient Termination Event or a Termination Event is imminent or deems the Purchasers' rights or interests in the Transferred Receivables or the Seller Collateral insecure, the Servicer shall deliver a Weekly Investment Base Certificate to the Agent for distribution to the Purchasers at such more frequent intervals as the Agent may request from time to time.

(iii) Not later than the 18th day of each month, commencing with May 18, 2002 (or if any such day is not a Business Day, the next succeeding Business Day thereafter, the Servicer shall deliver to the Agent for distribution to the Purchasers a Monthly Report in the form of Exhibit 2.03(a)(iii) hereto.

(iv) Capital Investment Available shall be determined by the Agent based on information related to the Seller Collateral available to it, including (A) any information obtained in connection with any audit or reflected in the most recent Daily Investment Base Certificate, Weekly Investment Base Certificate or any other Investment Report delivered to the Agent for distribution to the Purchasers or (B) any other information that may be available to the Purchasers and the Agent.

(b) Each Purchase shall be made upon the provision of notice by the Seller to the Agent in the manner provided herein. Any such notice must be given in writing no later than 1:00 p.m. (New York time) (i) the day of the proposed Purchase Date set forth therein if an Index Rate Purchase is being requested; or (ii) at least two (2) LIBOR Business Days immediately preceding the proposed Purchase Date set forth therein if a LIBOR Rate Purchase is being requested or if the request is to convert a LIBOR Rate Purchase to an Index Rate Purchase, if applicable. Each such notice (a "Purchase Request") shall (i) be substantially in the form of Exhibit 2.03(b), (ii) be irrevocable and (iii) specify the amount of the requested increase in Capital Investment (which shall be in an amount not less than (i) $1,000,000 (or a larger integral multiple of $500,000) for a LIBOR Rate Purchase request; or (ii) $100,000 (or a larger integral multiple of $10,000) for an Index Rate Purchase request) and the proposed Purchase Date (which shall be a Business Day), and shall include such other information as may be required by any Purchaser or the Agent.

Section 2.04. Conveyance of Receivables.

(a) Purchase Assignment. On or prior to the Closing Date, the Seller shall complete, execute and deliver to the Agent for the benefit of the Purchasers an assignment substantially in the form of Exhibit 2.04(a) (the "Purchase Assignment") in order to evidence the Purchases.

(b) Funding of Collection Account; Increases in Capital Investment.

(i) Funding of Collection Account by Purchasers. Following receipt of any Purchase Request, and subject to satisfaction of the conditions set forth in Section 3.02, each of the Purchasers shall make available to or on behalf of the Seller on the Purchase Date specified therein such Purchaser's Pro Rata Share of the lesser of the requested increase in Capital Investment specified in such Purchase Request and Capital Investment Available by depositing such amount in same day funds into the Collection Account.

(ii) Payment of Purchase Price. Each of the Purchasers shall, or shall cause the Agent to, deposit into the Seller Account on each Business Day during the Revolving Period, in same day funds, all amounts on deposit in the Collection Account that are to be disbursed to or on behalf of the Seller pursuant to Section 6.03 as payment for the Purchaser Interests.

(c) Vesting of Ownership.

(i) Effective on and as of each Purchase Date, the Agent on behalf of the Purchasers shall own each the Purchaser Interests sold by the Seller hereunder on such Purchase Date. The Seller shall not take any action inconsistent with such ownership and shall not claim any ownership interest in such Purchaser Interests.

(ii) The Seller shall indicate in its Records that interests in the Transferred Receivables have been sold hereunder and that ownership of such interests is vested in the Agent on behalf of the Purchasers. In addition, the Seller shall respond to any inquiries with respect to the ownership of any Transferred Receivable by stating that interests therein have been sold hereunder and that ownership of such interests is vested in the Agent for the benefit of the Purchasers. The Seller and the Servicer shall hold all Contracts and other documents and incidents relating to such Transferred Receivables in trust for the benefit of the Agent on behalf of the Purchasers, as the owner thereof, and for the sole purpose of facilitating the servicing of such Transferred Receivables. The Seller and the Servicer hereby acknowledge that their retention and possession of such Contracts and documents shall at all times be at the sole discretion of the Agent and in a custodial capacity for the Agent's (on behalf of the Purchasers) benefit only.

(d) Repurchases of Transferred Receivables. If any Originator is required to repurchase Transferred Receivables from the Seller pursuant to Section 4.05 of the Sale Agreement, each of the Purchasers shall sell and reconvey its Pro Rata Share of the Purchaser Interests in such Transferred Receivables to the Seller, if and to the extent a Purchase Excess exists or would exist pursuant to such sale and reconveyance, for cash in an amount equal to such Purchaser's Pro Rata Share of the Outstanding Balance of the Receivables being repurchased.

Section 2.05. Facility Termination Date. Notwithstanding anything to the contrary set forth herein, the Purchasers shall not have any obligation to purchase any additional Purchaser Interests from and after the Facility Termination Date.

Section 2.06. Daily Yield.

(a) The Seller shall pay Daily Yield to the Agent, for the account of the Purchasers, for each day on which any Capital Investment is outstanding, in the manner and at the times specified in Sections 6.03 and 6.05.

(b) Notwithstanding the foregoing, the Seller shall pay interest at the applicable Daily Yield Rate on unpaid Daily Yield and on any other amount payable by the Seller hereunder (to the extent permitted by law) that shall not be paid in full when due (whether at stated maturity, by acceleration or otherwise) for the period commencing on the due date thereof to (but excluding) the date the same is indefeasibly paid in full.

(c) Solely for purposes of calculating Daily Yield, funds will be deemed to be credited to the outstanding Capital Investment one day after receipt thereof.

Section 2.07. Fees.

(a) On or prior to the Closing Date, the Seller shall pay to the Agent, for the account of itself and the Purchasers, the fees set forth in the Fee Letter that are payable on the Closing Date.

(b) On each Settlement Date, the Seller shall pay to the Servicer or to the Successor Servicer, as applicable, the Servicing Fee or the Successor Servicing Fees and Expenses, respectively, in each case to the extent of available funds therefor as provided in Section 6.03(b).

Section 2.08. Time and Method of Payments.

(a) Subject to the provisions of Sections 6.02, 6.03, and 6.05 all payments in reduction of Capital Investment and all payments of Daily Yield, fees and other amounts payable by the Seller hereunder shall be made in Dollars, in immediately available funds, to the Agent (for its account or the account of the Purchasers or the applicable Affected Parties or Indemnified Persons) not later than 1:00 p.m. (New York time) on the due date therefor. Any such payment made on such date but after such time shall be deemed to have been made on, and Daily Yield shall continue to accrue and be payable thereon until, the next succeeding Business Day. If any such payment becomes due on a day other than a Business Day, the maturity thereof will be extended to the next succeeding Business Day and Daily Yield thereon shall be payable during such extension. The Agent is hereby authorized to add the amount of any Daily Yield, fees and other amounts payable by the Seller hereunder which are not paid when due to the Capital Investment.

(b) Any and all payments by the Seller hereunder shall be made in accordance with this Section 2.08 without setoff or counterclaim and free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, excluding taxes on or measured by the net income of any Affected Party imposed by the United States, the Affected Party's jurisdiction of organization (or, in the case of an individual, jurisdiction in which individual's primary residence is located) or any other jurisdiction in which such Affected Party has established a taxable nexus other than in connection with the transactions contemplated hereby and by the Sale Agreement on or measured by the overall net income of such Affected Party to the extent that the computation of such taxes is consistent with the Intended Characterization (such non-excluded taxes, levies, imposts, deductions, charges and withholdings being "Indemnified Taxes"). If the Seller shall be required by law to deduct any Indemnified Taxes from or in respect of any sum payable hereunder, (i) the sum payable shall be increased as much as shall be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.08) the Affected Party entitled to receive any such payment receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Seller shall make such deductions, and (iii) the Seller shall pay the full amount deducted to the relevant taxing or other authority in accordance with applicable law. Within 30 days after the date of any payment of Indemnified Taxes, the Seller shall furnish to the Agent the original or a certified copy of a receipt evidencing payment thereof. The Seller shall indemnify any Affected Party from and against, and, within ten days of demand therefor, pay any Affected Party for, the full amount of Indemnified Taxes (together with any taxes imposed by any jurisdiction on amounts payable under this Section 2.08) paid by such Affected Party and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally asserted.

(c) Any Purchaser exercising a right of setoff or otherwise receiving any payment on account of the Seller Secured Obligations in excess of its Pro Rata Share thereof shall purchase for cash (and the other Purchasers or holders shall sell) such participations in each such other Purchaser's or holder's Pro Rata Share of the Seller Secured Obligations as would be necessary to cause such Purchaser to share the amount so offset or otherwise received with each other Purchaser or holder in accordance with their respective Pro Rata Shares (other than offset rights exercised by any Purchaser with respect to this Section 2.08 or Section 2.09).

Section 2.09. Capital Requirements; Additional Costs; Illegality.

(a) If the Agent on behalf of any Affected Party shall have determined that the adoption after the date hereof of any law, treaty, governmental (or quasi-governmental) rule, regulation, guideline or order regarding capital adequacy, reserve requirements or similar requirements or compliance by such Affected Party with any request or directive regarding capital adequacy, reserve requirements or similar requirements (whether or not having the force of law) from any central bank or other Governmental Authority increases or would have the effect of increasing the amount of capital, reserves or other funds required to be maintained by such Affected Party against commitments made by it under this Agreement or any other Related Document and thereby reducing the rate of return on such Affected Party's capital as a consequence of its commitments hereunder or thereunder, then the Seller shall from time to time upon demand by the Agent pay to the Agent on behalf of such Affected Party additional amounts sufficient to compensate such Affected Party for the Seller's Share of such reduction together with interest thereon from the date of any such demand until payment in full at the applicable Daily Yield Rate. A certificate as to the amount of that reduction and showing the basis of the computation thereof submitted by the Agent to the Seller shall be final, binding and conclusive on the parties hereto (absent manifest error) for all purposes.

(b) If, due to any Regulatory Change, there shall be any increase in the cost to any Affected Party of agreeing to make or making, funding or maintaining any commitment hereunder, under any other Related Document, including with respect to any Purchases, Capital Investment, or any reduction in any amount receivable by such Affected Party hereunder or thereunder, including with respect to any Purchases, Capital Investment (any such increase in cost or reduction in amounts receivable are hereinafter referred to as "Additional Costs"), then the Seller shall, from time to time upon demand by the Agent, pay to the Agent on behalf of such Affected Party additional amounts sufficient to compensate such Affected Party for the Seller's Share of such Additional Costs together with interest thereon from the date demanded until payment in full thereof at the applicable Daily Yield Rate. Such Affected Party agrees that, as promptly as practicable after it becomes aware of any circumstance referred to above that would result in any such Additional Costs, it shall, to the extent not inconsistent with its internal policies of general application, use reasonable commercial efforts to minimize costs and expenses incurred by it and payable to it by the Seller pursuant to this Section 2.09(b).

(c) Notwithstanding anything to the contrary contained herein, if the introduction of or any change in any law or regulation (or any change in the interpretation thereof) shall make it unlawful, or any central bank or other Governmental Authority shall assert that it is unlawful, for any Purchaser to agree to make or to make or to continue to fund or maintain any LIBOR Rate Purchase, then, unless such Purchaser is able to make or to continue to fund or to maintain such LIBOR Rate Purchase at another branch or office of such Purchaser without, in Purchaser's opinion, adversely affecting it or its Purchases or the income obtained therefrom, on notice thereof and demand therefor by such Purchaser to Seller, Seller shall forthwith (i) repurchase all outstanding LIBOR Rate Purchases; or (ii) convert all LIBOR Rate Purchases into Index Rate Purchases.

(d) Determinations by any Affected Party for purposes of this Section 2.09 of the effect of any Regulatory Change on its costs of making, funding or maintaining any commitments hereunder, under any other Related Document or on amounts receivable by it hereunder or thereunder or of the additional amounts required to compensate such Affected Party in respect of any Additional Costs shall be set forth in a written notice to the Seller in reasonable detail and shall be final, binding and conclusive on the Seller (absent manifest error) for all purposes.

Section 2.10. Breakage Costs. The Seller shall pay to the Agent for the account of the applicable Purchaser, upon request of such Purchaser, such amount as shall compensate the Purchaser for any loss, cost or expense incurred by such Purchaser (as determined by such Purchaser) as a result of any reduction by the Seller in Capital Investment (and accompanying loss of Daily Yield thereon) other than on the maturity date of the financing used to fund such Capital Investment, which compensation shall include an amount equal to any loss or expense incurred by the Purchaser during the period from the date of such reduction or to (but excluding) such maturity date if the rate of interest obtainable by the Purchaser upon the redeployment of funds in an amount equal to such reduction is less than the interest rate applicable to such financing source (any such loss, cost or expense, "Breakage Costs"). The determination by a Purchaser of the amount of any such loss or expense shall be set forth in a written notice to the Seller in reasonable detail and shall be final, binding and conclusive on the Seller (absent manifest error) for all purposes.

Section 2.11. Purchase Excess. On each Business Day during the Revolving Period and after completion of the disbursements specified in Section 6.03, the Agent shall notify the Seller and the Servicer of any Purchase Excess on such day, and the Seller shall deposit the amount of such Purchase Excess in the Collection Account by 1:00 p.m. (New York time) on the immediately succeeding Business Day.

ARTICLE III.

CONDITIONS PRECEDENT

Section 3.01. Conditions to Effectiveness of Agreement. The Purchasers shall not be obligated to purchase Purchaser Interests hereunder on the occasion of the initial Purchase, nor shall the Purchasers or the Agent be obligated to take, fulfill or perform any other action hereunder, until the following conditions have been satisfied, in the sole discretion of, or waived in writing by, the Purchasers and the Agent:

(a) Purchase Agreement; Other Related Documents. This Agreement shall have been duly executed by, and delivered to, the parties hereto and the Purchasers and the Agent shall have received such other documents, instruments, agreements and legal opinions as each Purchaser and the Agent shall request in connection with the transactions contemplated by this Agreement, including all those listed in the Schedule of Documents, each in form and substance satisfactory to each Purchaser and the Agent.

(b) Governmental Approvals. Each of the Seller Parties shall have obtained all required consents and approvals of all Persons, including all requisite Governmental Authorities, to the execution, delivery and performance of this Agreement and the other Related Documents to which it is a party and the consummation of the transactions contemplated hereby or thereby.

(c) Compliance with Laws. Each of the Seller Parties shall be in compliance in all material respects with all applicable foreign, federal, state and local laws and regulations, including those specifically referenced in Section 5.01(a).

(d) Payment of Fees. The Seller shall have paid all fees required to be paid by it on the Closing Date, including all fees required hereunder and under the Fee Letter, and shall have reimbursed each Purchaser for all fees, costs and expenses of closing the transactions contemplated hereunder and under the other Related Documents, including each Purchaser's legal and audit expenses, and other document preparation costs.

(e) Representations and Warranties. Each representation and warranty by any of the Seller Parties contained herein and in each other Related Document to which such Seller Party is a party shall be true and correct as of the Closing Date, except to the extent that such representation or warranty expressly relates solely to an earlier date.

(f) No Termination Event. No Incipient Termination Event or Termination Event hereunder shall have occurred and be continuing or would result after giving effect to any of the transactions contemplated on the Closing Date.

(g) Intercreditor Agreement. The Agent shall have received, in form and substance satisfactory to the Agent, a fully executed Intercreditor Agreement.

(h) Consents. The Agent shall have received, in form and substance satisfactory to Agent, fully executed copies of all consents required from creditors of the various members of the Parent Group necessary to permit the transactions contemplated by the Sale Agreement and hereby.

Section 3.02. Conditions Precedent to All Purchases. The Purchasers shall not be obligated to purchase Purchaser Interests hereunder on any Purchase Date if, as of the date thereof:

(a) any representation or warranty of the Seller, the Servicer or the Independent Member contained herein or in any of the other Related Documents shall be untrue or incorrect in any material respect as of such date, either before or after giving effect to the Purchase of Purchaser Interests on such date and to the application of the proceeds therefrom, except to the extent that such representation or warranty expressly relates to an earlier date and except for changes therein expressly permitted by this Agreement;

(b) any event shall have occurred, or would result from the Purchase of Purchaser Interests on such Purchase Date or from the application of the proceeds therefrom, that constitutes an Incipient Termination Event, a Termination Event, an Incipient Servicer Termination Event or an Event of Servicer Termination;

(c) the Seller or the Servicer is not in compliance with any of its covenants or other agreements set forth herein, including, without limitation, the delivery of Monthly Reports and Investment Base Certificates.

(d) the Facility Termination Date shall have occurred;

(e) either before or after giving effect to such Purchase and to the application of the proceeds therefrom, a Purchase Excess would exist;

(f) any of the Seller Parties shall fail to have taken such other action, including delivery of approvals, consents, opinions, documents and instruments to the Agent (on behalf of the Purchasers), as any Purchaser or the Agent may reasonably request; or

(g) the Agent shall have determined that any event or condition has occurred that has had, or could reasonably be expected to have or result in, a Material Adverse Effect

The delivery by the Seller of a Purchase Request and the acceptance by the Seller of the funds from such Purchase on any Purchase Date shall be deemed to constitute, as of any such Purchase Date, a representation and warranty by the Seller that the conditions in this Section 3.02 have been satisfied.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

Section 4.01. Representations and Warranties of the Seller. To induce each Purchaser to purchase the Purchaser Interests and the Agent to take any action hereunder, the Seller makes the following representations and warranties to each Purchaser and the Agent as of the Closing Date and, except to the extent provided otherwise below, as of each Purchase Date, each and all of which shall survive the execution and delivery of this Agreement.

(a) Legal Existence; Compliance with Law. The Seller (i) is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware (which is Seller's only state of organization); (ii) is duly qualified to conduct business and is in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification; (iii) has the requisite limited liability company power and authority and the legal right to own, pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease, and to conduct its business, in each case, as now, heretofore and proposed to be conducted; (iv) has all licenses, permits, consents or approvals from or by, and has made all filings with, and has given all notices to, all Governmental Authorities having jurisdiction, to the extent required for such ownership, operation and conduct; (v) is in compliance with its certificate of formation and limited liability company agreement; and (vi) subject to specific representations set forth herein regarding ERISA, tax and other laws, is in compliance with all applicable provisions of law, except where the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(b) Executive Offices; Collateral Locations; Legal or Other Names; Organizational Identification Number; FEIN. As of the Closing Date, the current location of the Seller's chief executive office, principal place of business, other offices, the warehouses and premises within which any Seller Collateral is stored or located, and the locations of its records concerning the Seller Collateral (including originals of the Seller Assigned Agreements) are set forth in Schedule 4.01(b) and none of such locations has changed within the past 12 months (or such shorter time as the Seller has been in existence). During the prior five years (or such shorter time as the Seller has been in existence), except as set forth in Schedule 4.01(b), the Seller has not been known as or used any legal, fictitious or trade name. In addition, Schedule 4.01(b) lists the organizational identification number issued by Seller's state of organization or states that no such number has been issued and lists the federal employer identification number of the Seller.

(c) Power, Authorization, Enforceable Obligations. The execution, delivery and performance by the Seller of this Agreement and the other Related Documents to which it is a party, the creation and perfection of all Liens and ownership interests provided for therein: (i) are within the Seller's limited liability company powers; (ii) have been duly authorized by all necessary or proper limited liability company and Equity Holder action; (iii) do not contravene any provision of the Seller's certificate of formation or limited liability company agreement; (iv) do not violate any law or regulation, or any order or decree of any court or Governmental Authority; (v) do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which the Seller or any Originator is a party or by which the Seller or any Originator or any of the property of the Seller or any Originator is bound; (vi) do not result in the creation or imposition of any Adverse Claim upon any of the property of the Seller or any Originator; and (vii) do not require the consent or approval of any Governmental Authority or any other Person, except those which have been duly obtained, made or complied with prior to the Closing Date as provided in Section 3.01(b). The exercise by each of the Purchasers, the Seller or the Agent of any of its rights and remedies under any Related Document to which it is a party, do not require the consent or approval of any Governmental Authority or any other Person (other than consents or approvals solely relating to or required to be obtained by a Purchaser or the Agent, and subject to the Bankruptcy Code), except those which will have been duly obtained, made or complied with prior to the Closing Date as provided in Section 3.01(b). On or prior to the Closing Date, each of the Related Documents to which the Seller is a party shall have been duly executed and delivered by the Seller and each such Related Document shall then constitute a legal, valid and binding obligation of the Seller enforceable against it in accordance with its terms.

(d) No Litigation. No Litigation is now pending or, to the knowledge of the Seller, threatened against the Seller that (i) challenges the Seller's right or power to enter into or perform any of its obligations under the Related Documents to which it is a party, or the validity or enforceability of any Related Document or any action taken thereunder, (ii) seeks to prevent the transfer, sale, pledge or contribution of any Receivable or the consummation of any of the transactions contemplated under this Agreement or the other Related Documents, or (iii) has a reasonable risk of being determined adversely to the Seller and that, if so determined, could have a Material Adverse Effect. As of the Closing Date there is no Litigation pending or threatened that seeks damages or injunctive relief against, or alleges criminal misconduct by, the Seller.

(e) Solvency. Both before and after giving effect to (i) the transactions contemplated by this Agreement and the other Related Documents and (ii) the payment and accrual of all transaction costs in connection with the foregoing, the Seller is and will be Solvent.

(f) Material Adverse Effect. Since the date of the Seller's organization, (i) the Seller has not incurred any obligations, contingent or non-contingent liabilities, liabilities for charges, long-term leases or unusual forward or long-term commitments that, alone or in the aggregate, could reasonably be expected to have a Material Adverse Effect, (ii) no contract, lease or other agreement or instrument has been entered into by the Seller or has become binding upon the Seller's assets and no law or regulation applicable to the Seller has been adopted that has had or could reasonably be expected to have a Material Adverse Effect and (iii) the Seller is not in default and no third party is in default under any material contract, lease or other agreement or instrument to which the Seller is a party that alone or in the aggregate could reasonably be expected to have a Material Adverse Effect. Since the date of the Seller's organization, no event has occurred that alone or together with other events could reasonably be expected to have a Material Adverse Effect.

(g) Ownership of Property; Liens. No Transferred Receivable is subject to any Adverse Claim, none of the other properties and assets of the Seller are subject to any Adverse Claims other than Permitted Seller Encumbrances, and there are no facts, circumstances or conditions known to the Seller that may result in (i) with respect to the Transferred

Receivables, any Adverse Claims (including Adverse Claims arising under Environmental Laws) and (ii) with respect to its other properties and assets, any Adverse Claims (including Adverse Claims arising under Environmental Laws) other than Permitted Seller Encumbrances. The Seller has received all assignments, bills of sale and other documents, and has duly effected all recordings, filings and other actions necessary to establish, protect and perfect the Seller's right, title and interest in and to the Transferred Receivables and its other properties and assets. The Seller has rights in and the power to transfer the Transferred Receivables. The Seller has rights in and the power to transfer each item of the Seller Collateral upon which it purports to grant a Lien hereunder free and clear of any and all Liens other than Permitted Seller Encumbrances. The Liens granted to the Agent for the benefit of the Purchasers pursuant to Section 8.01 will at all times be fully perfected first priority Liens in and to the Seller Collateral.

(h) Ventures, Subsidiaries and Affiliates; Outstanding Equity Interests and Indebtedness. The Seller has no Subsidiaries, is not engaged in any joint venture or partnership with any other Person, and is not an Affiliate of any other Person. All of the issued and outstanding Equity Interests of the Seller are owned by each of its members in the amounts set forth on Schedule 4.01(h). There are no outstanding rights to purchase, options, warrants or similar rights or agreements pursuant to which the Seller may be required to issue, sell, repurchase or redeem any of its Equity Interests or other equity securities or any Equity Interest or other equity securities of its Subsidiaries. All outstanding Indebtedness of the Seller as of the Closing Date is described in Section 5.03(i).

(i) Taxes. All tax returns, reports and statements, including information returns, required by any Governmental Authority to be filed by the Seller have been filed with the appropriate Governmental Authority on or before the applicable due date (including any extensions thereof) and all charges have been paid prior to the date on which any fine, penalty, interest or late charge may be added thereto for nonpayment thereof (or any such fine, penalty, interest, late charge or loss has been paid), excluding charges or other amounts being contested in accordance with Section 5.01(e). Proper and accurate amounts have been withheld by the Seller or such Affiliate from its respective employees for all periods in full and complete compliance with all applicable federal, state, local and foreign laws and such withholdings have been timely paid to the respective Governmental Authorities. Seller has not executed or filed with the IRS or any other Governmental Authority any agreement or other document extending, or having the effect of extending, the period for assessment or collection of any charges.

(j) Full Disclosure. All information contained in this Agreement, any Investment Base Certificate or any of the other Related Documents, or any written statement furnished by Seller or by the Servicer or any other Seller Party on behalf of the Seller to the Agent for the benefit of the Purchasers pursuant to the terms of this Agreement or any of the other Related Documents is true and accurate in every material respect, and none of this Agreement, any Investment Base Certificate or any of the other Related Documents, or any written statement furnished by Seller or by the Servicer or any other Seller Party on behalf of the Seller to the Agent for distribution to the Purchasers pursuant to the terms of this Agreement or any of the other Related Documents is misleading as a result of the failure to include therein a material fact.

(k) ERISA. The Seller is in compliance with ERISA and has not incurred and does not expect to incur any liabilities (except for premium payments arising in the ordinary course of business) payable to the PBGC under ERISA.

(l) Brokers. No broker or finder acting on behalf of the Seller was employed or utilized in connection with this Agreement or the other Related Documents or the transactions contemplated hereby or thereby and the Seller has no obligation to any Person in respect of any finder's or brokerage fees in connection therewith.

(m) Margin Regulations. The Seller is not engaged in the business of extending credit for the purpose of "purchasing" or "carrying" any "margin security," as such terms are defined in Regulation U of the Federal Reserve Board as now and from time to time hereafter in effect (such securities being referred to herein as "Margin Stock"). The Seller owns no Margin Stock, and no portion of the proceeds of the purchase price for Transferred Receivables sold hereunder will be used, directly or indirectly, for the purpose of purchasing or carrying any Margin Stock, for the purpose of reducing or retiring any Indebtedness that was originally incurred to purchase or carry any Margin Stock or for any other purpose that might cause any portion of such proceeds to be considered a "purpose credit" within the meaning of Regulations T, U or X of the Federal Reserve Board. The Seller will not take or permit to be taken any action that might cause any Related Document to violate any regulation of the Federal Reserve Board.

(n) Nonapplicability of Bulk Sales Laws. No transaction contemplated by this Agreement or any of the Related Documents requires compliance with any bulk sales act or similar law.

(o) Securities Act and Investment Company Act Exemptions. Each Purchase of Purchaser Interests under this Agreement will constitute (i) a "current transaction" within the meaning of Section 3(a)(3) of the Securities Act and (ii) a purchase or other acquisition of notes, drafts, acceptances, open accounts receivable or other obligations representing part or all of the sales price of merchandise, insurance or services within the meaning of Section 3(c)(5) of the Investment Company Act.

(p) Government Regulation. The Seller is not an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company," as such terms are defined in the Investment Company Act. The Purchase of Purchaser Interests by the Purchasers hereunder, the application of the proceeds thereof and the consummation of the transactions contemplated by this Agreement and the other Related Documents will not violate any provision of any such statute or any rule, regulation or order issued by the Securities and Exchange Commission.

(q) Nonconsolidation. The Seller is operated in such a manner that the separate legal existence of the Seller, on the one hand, and any member of the Parent Group, on the other hand, would not be disregarded in the event of the bankruptcy or insolvency of any member of the Parent Group and, without limiting the generality of the foregoing:

(i) the Seller is a limited purpose limited liability company whose activities are restricted in its certificate of formation and limited liability company agreement to those activities expressly permitted hereunder and under the other Related Documents and the Seller has not engaged, and does not presently engage, in any activity other than those activities expressly permitted hereunder and under the other Related Documents, nor has the Seller entered into any agreement other than this Agreement, the other Related Documents to which it is a party and, with the prior written consent of the Required Purchasers and the Agent, any other agreement necessary to carry out more effectively the provisions and purposes hereof or thereof;

(ii) no member of the Parent Group or any individual at the time he or she is acting as an officer of any such member is or has been involved in the day-to-day management of the Seller;

(iii) other than the purchase and acceptance through capital contribution of Transferred Receivables, the payment of dividends and the return of capital to the Originators, the payment of Servicing Fees to the Servicer under this Agreement and the transactions evidenced by the Ancillary Services and Lease Agreement, the Seller engages and has engaged in no inter-entity transactions with any member of the Parent Group;

(iv) the Seller maintains limited liability company records and books of account separate from that of each member of the Parent Group, holds regular limited liability company meetings and otherwise observes limited liability company formalities and has a business office separate from that of each member of the Parent Group;

(v) the financial statements and books and records of the Seller and the Originators reflect the separate legal existence of the Seller;

(vi) (A) the Seller maintains its assets separately from the assets of each member of the Parent Group (including through the maintenance of separate bank accounts and except for any Records to the extent necessary to assist the Servicer in connection with the servicing of the Transferred Receivables), (B) the Seller's funds (including all money, checks and other cash proceeds) and assets, and records relating thereto, have not been and are not commingled with those of any member of the Parent Group and (C) the separate creditors of the Seller will be entitled to be satisfied out of the Seller's assets prior to any value in the Seller becoming available to the Seller's members;

(vii) except as otherwise expressly permitted hereunder, under the other Related Documents and under the Seller's organizational documents, no member of the Parent Group (A) pays the Seller's expenses, (B) guarantees the Seller's obligations, or (C) advances funds to the Seller for the payment of expenses or otherwise;

(viii) all business correspondence and other communications of the Seller are conducted in the Seller's own name, on its own stationery and through a separately-listed telephone number;

(ix) the Seller does not act as agent for any member of the Parent Group, but instead presents itself to the public as a limited liability company separate from each such member and independently engaged in the business of purchasing and financing Receivables;

(x) the Seller maintains at least (A) one Independent Member (as defined in Seller's limited liability company agreement as in effect on the date hereof) that has two Independent Directors (as defined in Seller's limited liability company agreement as in effect on the date hereof) and (B) two Independent Managers (as defined in Seller's limited liability company agreement as in effect on the date hereof);

(xi) the Seller's certificate of formation and limited liability company agreement require (A) the affirmative vote of each manager, including the Independent Managers, and each member (including the Independent Member, pursuant to the authorization of its board of directors including the affirmative votes of its Independent Directors) before a voluntary petition under Section 301 of the Bankruptcy Code may be filed by the Seller, and (B) the Seller to maintain (1) correct and complete books and records of account and (2) minutes of the meetings and other proceedings of its members and managers.

(r) Deposit and Disbursement Accounts. Schedule 4.01(r) lists all banks and other financial institutions at which the Seller maintains deposit or other bank accounts as of the Closing Date, including any Lockbox Accounts, and such schedule correctly identifies the name, address and telephone number of each depository, the name in which the account is held, a description of the purpose of the account, and the complete account number therefor.

(s) Transferred Receivables.

(i) Transfers. Each Transferred Receivable was purchased by or contributed to the Seller on the relevant Transfer Date pursuant to the Sale Agreement.

(ii) Eligibility. Each Transferred Receivable designated as an Eligible Receivable in each Investment Base Certificate constitutes an Eligible Receivable as of the date specified in such Investment Base Certificate.

(iii) No Material Adverse Effect. The Seller has no knowledge of any fact (including any defaults by the Obligor thereunder on any other Receivable) that would cause it or should have caused it to expect that any payments on each Transferred Receivable designated as an Eligible Receivable in any Investment Base Certificate will not be paid in full when due or to expect any other Material Adverse Effect.

(iv) Nonavoidability of Transfers. The Seller shall (A) have received each Contributed Receivable as a contribution to the capital of the Seller by the applicable Originator and (B) (1) have purchased each Sold Receivable from the applicable Originator for cash consideration and (2) have accepted assignment of any Eligible Receivables transferred pursuant to Section 4.05 of the Sale Agreement, in each case in an amount that constitutes fair consideration and reasonably equivalent value therefor. Each Sale of a Sold Receivable effected pursuant to the terms of the Sale Agreement shall not have been made for or on account of an antecedent debt owed by any Originator to the Seller and no such Sale is or may be avoidable or subject to avoidance under any bankruptcy laws, rules or regulations.

(t) Representations and Warranties in Other Related Documents. Each of the representations and warranties of the Seller contained in the Related Documents (other than this Agreement) is true and correct in all respects and the Seller hereby makes each such representation and warranty to, and for the benefit of, the Purchasers and the Agent as if the same were set forth in full herein.

(u) Servicing Software. The Seller has all necessary licenses and rights to use the Servicing Software.

Section 4.02. Representations and Warranties of the Servicer. To induce the Purchasers to purchase the Purchaser Interests and the Agent to take any action required to be performed by it hereunder, the Servicer represents and warrants to the Purchasers and the Agent, which representation and warranty shall survive the execution and delivery of this Agreement, that each of the representations and warranties of the Servicer (whether made by the Servicer in its capacity as an Originator or as Servicer) contained in any Related Document is true and correct and, if made by the Servicer in its capacity as an Originator, applies with equal force to the Servicer in its capacity as Servicer, and the Servicer hereby makes each such representation and warranty to, and for the benefit of, the Purchasers and the Agent as if the same were set forth in full herein.

Section 4.03. Representations and Warranties of the Independent Member. To induce each Purchaser to purchase the Purchaser Interests and the Agent to take any action hereunder, the Independent Member makes the following representations and warranties to each Purchaser and the Agent as of the Closing Date and, except to the extent provided otherwise below, as of each Purchase Date, each and all of which shall survive the execution and delivery of this Agreement.

(a) Legal Existence; Compliance with Law. The Independent Member (i) is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) is duly qualified to conduct business and is in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification; (iii) has the requisite corporate power and authority and the legal right to own, pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease, and to conduct its business, in each case, as now, heretofore and proposed to be conducted; (iv) has all licenses, permits, consents or approvals from or by, and has made all filings with, and has given all notices to, all Governmental Authorities having jurisdiction, to the extent required for such ownership, operation and conduct; (v) is in compliance with its certification of incorporation; and (vi) subject to specific representations set forth herein regarding ERISA, tax and other laws, is in compliance with all applicable provisions of law, except where the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(b) Power, Authorization, Enforceable Obligations. The execution, delivery and performance by the Independent Member of this Agreement and the other Related Documents to which it is a party, the creation and perfection of all Liens and ownership interests provided for therein: (i) are within the Independent Member's corporate powers; (ii) have been duly authorized by all necessary or proper corporate and shareholder action; (iii) do not contravene any provision of the Independent Member's certificate of incorporation; (iv) do not violate any law or regulation, or any order or decree of any court or Governmental Authority; (v) do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which the Independent Member is a party or by which the Independent Member or any of the property of the Independent Member is bound; (vi) do not result in the creation or imposition of any Adverse Claim upon any of the property of the Independent Member; and (vii) do not require the consent or approval of any Governmental Authority or any other Person, except those which have been duly obtained, made or complied with prior to the Closing Date as provided in Section 3.01(c). The exercise by each of the Purchasers or the Agent of any of its rights and remedies under any Related Document to which it is a party, do not require the consent or approval of any Governmental Authority or any other Person (other than consents or approvals solely relating to or required to be obtained by a Purchaser or the Agent, and subject to the Bankruptcy Code), except those which will have been duly obtained, made or complied with prior to the Closing Date as provided in Section 3.01(c). On or prior to the Closing Date, each of the Related Documents to which the Independent Member is a party shall have been duly executed and delivered by the Independent Member and each such Related Document shall then constitute a legal, valid and binding obligation of the Independent Member enforceable against it in accordance with its terms.

(c) No Litigation. No Litigation is now pending or, to the knowledge of the Independent Member, threatened against the Independent Member that (i) challenges the Independent Member's right or power to enter into or perform any of its obligations under the Related Documents to which it is a party, or the validity or enforceability of any Related

Document or any action taken thereunder, or (ii) has a reasonable risk of being determined adversely to the Independent Member and that, if so determined, could have a Material Adverse Effect. As of the Closing Date there is no Litigation pending or threatened that seeks damages or injunctive relief against, or alleges criminal misconduct by, the Independent Member.

(d) Solvency. Both before and after giving effect to the transactions contemplated by this Agreement and the other Related Documents, the Independent Member is and will be Solvent.

(e) Material Adverse Effect. Since the date of the Independent Member's organization, (i) the Independent Member has not incurred any obligations, contingent or non-contingent liabilities, liabilities for charges, long-term leases or unusual forward or long-term commitments that, alone or in the aggregate, could reasonably be expected to have a Material Adverse Effect, (ii) no contract, lease or other agreement or instrument has been entered into by the Independent Member or has become binding upon the Independent Member's assets and no law or regulation applicable to the Independent Member has been adopted that has had or could reasonably be expected to have a Material Adverse Effect and (iii) the Independent Member is not in default and no third party is in default under any material contract, lease or other agreement or instrument to which the Independent Member is a party that alone or in the aggregate could reasonably be expected to have a Material Adverse Effect. Since the date of the Independent Member's incorporation, no event has occurred that alone or together with other events could reasonably be expected to have a Material Adverse Effect.

(f) Ownership of Property; Liens. No asset of the Independent Member is subject to any Adverse Claim other than Permitted Independent Member Encumbrances, and there are no facts, circumstances or conditions known to the Independent Member that may result in any Adverse Claims (including Adverse Claims arising under Environmental Laws) other than Permitted Independent Member Encumbrances.

(g) Ventures, Subsidiaries and Affiliates; Outstanding Equity Interests and Indebtedness. Except for the Seller, the Independent Member has no Subsidiaries and is not engaged in any joint venture or partnership with any other Person. All of the issued and outstanding Equity Interests of the Independent Member is owned by the Performance Guarantor. There are no outstanding rights to purchase, options, warrants or similar rights or agreements pursuant to which the Independent Member may be required to issue, sell, repurchase or redeem any of its Equity Interests or other equity securities or any Equity Interest or other equity securities of the Seller. As of the Closing Date, the Independent Member has not outstanding Indebtedness.

(h) Taxes. All tax returns, reports and statements, including information returns, required by any Governmental Authority to be filed by the Independent Member have been filed with the appropriate Governmental Authority on or before the applicable due date (including any extensions thereof) and all charges have been paid prior to the date on which any fine, penalty, interest or late charge may be added thereto for nonpayment thereof (or any such fine, penalty, interest, late charge or loss has been paid), excluding charges or other amounts being contested in accordance with Section 5.01(e). Proper and accurate amounts have been withheld by the Independent Member from its employees for all periods in full and complete compliance with all applicable federal, state, local and foreign laws and such withholdings have been timely paid to the respective Governmental Authorities. The Independent Member has not executed or filed with the IRS or any other Governmental Authority any agreement or other document extending, or having the effect of extending, the period for assessment or collection of any charges.

(i) Full Disclosure. All information contained in this Agreement or any of the other Related Documents, or any written statement furnished by or on behalf of the Independent Member to either the Agent or the Purchasers pursuant to the terms of this Agreement or any of the other Related Documents is true and accurate in every material respect, and none of this Agreement or any of the other Related Documents, or any written statement furnished by or on behalf of the Independent Member to either the Agent or the Purchasers pursuant to the terms of this Agreement or any of the other Related Documents is misleading as a result of the failure to include therein a material fact.

(j) ERISA. The Independent Member is in compliance with ERISA and has not incurred and does not expect to incur any liabilities (except for premium payments arising in the ordinary course of business) payable to the PBGC under ERISA.

(k) Nonconsolidation. The Independent Member is operated in such a manner that the separate legal existence of the Independent Member, on the one hand, and any other member of the Parent Group or Seller, on the other hand, would not be disregarded in the event of the bankruptcy or insolvency of any such other member of the Parent Group or Seller and, without limiting the generality of the foregoing:

(i) the Independent Member is a limited purpose corporation whose activities are restricted in its certificate of incorporation to those activities expressly permitted hereunder and under the other Related Documents, and the Independent Member has not engaged, and does not presently engage, in any activity other than those activities expressly permitted hereunder and under the other Related Documents, nor has the Independent Member entered into any agreement other than this Agreement, the other Related Documents to which it is a party and, with the prior written consent of the Required Purchasers and the Agent, any other agreement necessary to carry out more effectively the provisions and purposes hereof or thereof;

(ii) none of the Seller, any member of the Parent Group nor any individual at the time he or she is acting as an officer of the Seller or any such member is or has been involved in the day-to-day management of the Independent Member;

(iii) other than with respect to the acquisition of membership interests of the Seller, the Independent Member engages and has engaged in no inter-entity transactions with any member of the Parent Group or the Seller;

(iv) the Independent Member maintains corporate records and books of account separate from that of each member of the Parent Group and the Seller, holds regular corporate meetings and otherwise observes corporate formalities and has a business office separate from that of each member of the Parent Group and the Seller;

(v) the financial statements and books and records of the Independent Member, each member of the Parent Group and the Seller reflect the separate legal existence of the Independent Member;

(vi) (A) the Independent Member maintains its assets separately from the assets of each member of the Parent Group and the Seller, (B) the Independent Member's funds (including all money, checks and other cash proceeds) and assets, and records relating thereto, have not been and are not commingled with those of any member of the Parent Group or the Seller and (C) the separate creditors of the Independent Member will be entitled to be satisfied out of the Independent Member 's assets prior to any value in the Independent Member becoming available to the Independent Member's Equity Holders;

(vii) except as otherwise expressly permitted hereunder, under the other Related Documents and under the Independent Member's Organic Documents, none of the Seller or any member of the Parent Group (A) pays the Independent Member's expenses, (B) guarantees the Independent Member's obligations, or (C) advances funds to the Independent Member for the payment of expenses or otherwise;

(viii) all business correspondence and other communications of the Independent Member are conducted in the Independent Member's own name, on its own stationery and through a separately-listed telephone number;

(ix) the Independent Member does not act as agent for any member of the Parent Group or the Seller, but instead presents itself to the public as a corporation separate from the Seller and from each such member and independently engaged in the business of purchasing and financing Receivables;

(x) the Independent Member maintains at least two Independent Directors (as defined in Independent Member's certificate of incorporation) each of whom (A) is not a Equity Holder, director, officer, employee or associate, or any relative of the foregoing, of any member of the Parent Group (other than the Independent Member), all as provided in its Organic Document, (B) has (1) prior experience as an independent director for a corporation whose organizational documents required the unanimous consent of all independent directors before such company could consent to the institution of bankruptcy or insolvency proceedings against it or could file a petition seeking relief under any applicable federal or state law relating to bankruptcy, and (ii) at least three years of employment experience with one or more entities that provide, in the ordinary course of the respective businesses, advisory, management or placement services to issuers of securitization or structured finance instruments, agreement or securities, and (iii) is otherwise acceptable to the Agent;

(xi) the Organic Document of the Independent Member requires (A) the affirmative vote of each independent director before a voluntary petition under Section 301 of the Bankruptcy Code may be filed by the Independent Member, and (B) the Independent Member to maintain (1) correct and complete books and records of account and (2) minutes of the meetings and other proceedings of its Equity Holders and board of directors.

ARTICLE V.

GENERAL COVENANTS OF THE SELLER AND THE INDEPENDENT MEMBER

Section 5.01. Affirmative Covenants of the Seller. The Seller covenants and agrees that from and after the Closing Date and until the Termination Date:

(a) Compliance with Agreements and Applicable Laws. The Seller shall perform each of its obligations under this Agreement and the other Related Documents and comply with all federal, state and local laws and regulations applicable to it and the Transferred Receivables, including those relating to truth in lending, retail installment sales, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices, privacy, licensing, taxation, ERISA and labor matters and Environmental Laws and Environmental Permits, except to the extent that the failure to so comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. The Seller shall comply in all respects with the Credit and Collection Policies with respect to each Transferred Receivable and the Contract therefor, except to the extent that such noncompliance could not reasonably be expected to have a Material Adverse Effect.

(b) Maintenance of Existence and Conduct of Business. The Seller shall: (i) do or cause to be done all things necessary to preserve and keep in full force and effect its legal existence and its rights and franchises; (ii) continue to conduct its business substantially as now conducted or as otherwise permitted hereunder and in accordance with (1) the terms of its certificate of formation and limited liability company agreement, (2) Sections 4.01(q) and (r) and (3) the assumptions set forth in each legal opinion of Baker & Daniels or other counsel to the Seller from time to time delivered pursuant to Section 3.02(d) of the Sale Agreement with respect to issues of substantive consolidation and true sale and absolute transfer; (iii) at all times maintain, preserve and protect all of its assets and properties used or useful in the conduct of its business, including all licenses, permits, charters and registrations, and keep the same in good repair, working order and condition in all material respects (taking into consideration ordinary wear and tear) and from time to time make, or cause to be made, all necessary or appropriate repairs, replacements and improvements thereto consistent with industry practices; and (iv) transact business only in its legal name as reflected in the records of the Secretary of State of the State of Delaware. The Seller shall keep adequate books and records with respect to its business activities in which proper entries, reflecting all financial transactions, are made in accordance with the Agreement Accounting Principles and on a basis consistent with the financial statements delivered pursuant to Section 5.02(a).

(c) Deposit of Collections. The Seller shall deposit or cause to be deposited promptly into a Lockbox Account, and in any event no later than the first Business Day after receipt thereof, all Collections Seller may receive with respect to any Transferred Receivable.

(d) Use of Proceeds. The Seller shall utilize the proceeds of the Purchases made hereunder solely for (i) the purchase of Receivables from the Originators pursuant to the Sale Agreement, (ii) the payment of lawful distributions to its economic members, and (iii) the payment of administrative fees or Servicing Fees or expenses to the Servicer or routine administrative or operating expenses, in each case only as expressly permitted by and in accordance with the terms of this Agreement and the other Related Documents.

(e) Payment, Performance and Discharge of Obligations.

(i) Subject to Section 5.01(e)(ii), the Seller shall pay, perform and discharge or cause to be paid, performed and discharged promptly all charges payable by it, including (A) charges imposed upon it, its income and profits, or any of its property (real, personal or mixed) and all charges with respect to tax, social security and unemployment withholding with respect to its employees, and (B) lawful claims for labor, materials, supplies and services or otherwise before any thereof shall become past due.

(ii) The Seller may in good faith contest, by appropriate proceedings, the validity or amount of any charges or claims described in Section 5.01(e)(i); provided that (A) adequate reserves with respect to such contest are maintained on the books of the Seller, in accordance with GAAP, (B) such contest is maintained and prosecuted continuously and with diligence, (C) none of the Seller Collateral becomes subject to forfeiture or loss as a result of such contest, (D) no Lien shall be imposed to secure payment of such charges or claims other than inchoate tax liens and (E) none of the Purchasers or the Agent has advised the Seller in writing that such Affected Party reasonably believes that failure to pay or to discharge such claims or charges could have or result in a Material Adverse Effect.

(f) ERISA. The Seller shall give the Agent prompt written notice of any event that could result in the imposition of a Lien under Section 412 of the Code or Section 302 or 4068 of ERISA.

Section 5.02. Reporting Requirements of the Seller; Bringdown Certificates. The Seller hereby agrees that, from and after the Closing Date and until the Termination Date, it shall deliver or cause to be delivered to the Agent for distribution to the Purchasers, the financial statements, notices and other information at the times, to the Persons and in the manner set forth in Annex 5.02 hereto. With each delivery of the annual audited Financial Statements pursuant to and in accordance with paragraph (a) of Annex 5.02 hereto, each of the Seller, Servicer and Independent Member shall deliver to the Agent an Officer's Certificate in the form of Exhibit 5.02 hereto ("Bringdown Certificate").

Section 5.03. Negative Covenants of the Seller. The Seller covenants and agrees that, without the prior written consent of the Required Purchasers and the Agent, from and after the Closing Date until the Termination Date:

(a) Sale of Equity Interests and Assets. The Seller shall not sell, transfer, convey, assign or otherwise dispose of, or assign any right to receive income in respect of, any of its properties or other assets, including its Equity Interests (whether in a public or a private offering or otherwise), any Transferred Receivable or Contract therefor or any of its rights with respect to any Lockbox or any Lockbox Account, the Collection Account or any other deposit account in which any Collections of any Transferred Receivable are deposited except as otherwise expressly permitted by this Agreement or any of the other Related Documents. Notwithstanding the foregoing, each Originator and the Independent Member can pledge its Equity Interests of Seller (including, without limitation, any income or distributions therefrom) as required by the Credit Agreement.

(b) Liens. The Seller shall not create, incur, assume or permit to exist (i) any Adverse Claim on or with respect to its Transferred Receivables or (ii) any Adverse Claim on or with respect to its other properties or assets (whether now owned or hereafter acquired) except for Permitted Seller Encumbrances. In addition, the Seller shall not become a party to any agreement, note, indenture or instrument or take any other action that would prohibit the creation of a Lien on any of its properties or other assets in favor of the Agent for the benefit of the Purchasers as additional collateral for the Seller Secured Obligations, except as otherwise expressly permitted by this Agreement or any of the other Related Documents.

(c) Modifications of Receivables, Contracts or Credit and Collection Policies. The Seller shall not, without the prior written consent of the Agent and with respect to clause (ii) only (i) extend, amend, rescind, forgive, discharge, compromise, waive, cancel or otherwise modify the terms of any Transferred Receivable or amend, modify or waive any term or condition of any Contract related thereto, provided that the Seller may authorize the Servicer to take such actions as are expressly permitted by the terms of any Related Document or the Credit and Collection Policies, or (ii) amend, modify or waive any term or provision of the Credit and Collection Policies to the extent such action would be a material change to its Credit and Collection Policies or would negatively affect the timing or amount collected of Receivables in any material respect.

(d) Changes in Instructions to Obligors. The Seller shall not make any change in its instructions to Obligors regarding the deposit of Collections with respect to the Transferred Receivables without the prior written consent of the Agent.

(e) Capital Structure and Business. The Seller shall not (i) make any changes in any of its business objectives, purposes or operations that could have or result in a Material Adverse Effect, (ii) make any change in its capital structure as described on Schedule 4.01(h), including the issuance of any Equity Interests or other securities convertible into Equity Interests or any revision of the terms of its outstanding Equity Interests, (iii) reorganize itself under the laws of any jurisdiction other than the jurisdiction in which it is organized as of the date hereof without the prior written consent of Agent, or (iv) permit the Independent Member to amend its certificate of formation or limited liability company agreement. The Seller shall not engage in any business other than as provided in its organizational documents and the Related Documents.

(f) Mergers, Subsidiaries, Etc. The Seller shall not directly or indirectly, by operation of law or otherwise, (i) form or acquire any Subsidiary, or (ii) merge with, consolidate with, acquire all or substantially all of the assets or Equity Interests of, or otherwise combine with or acquire, any Person.

(g) Sale Characterization; Sale Agreement. The Seller shall not make statements or disclosures, prepare any financial statements or in any other respect account for or treat the transactions contemplated by the Sale Agreement (including for accounting, tax and reporting purposes) in any manner other than (i) with respect to each Sale of each Sold Receivable effected pursuant to the Sale Agreement, as a true sale and absolute assignment of the title to and sole record and beneficial ownership interest of the Transferred Receivables by the Originators to the Seller and (ii) with respect to each contribution of Contributed Receivables thereunder, as an increase in the stated capital of the Seller.

(h) Restricted Payments. The Seller shall not enter into any lending transaction with any other Person. The Seller shall not at any time (i) advance credit to any Person or (ii) declare any dividends, repurchase any Equity Interest, return any capital, or make any other payment or distribution of cash or other property or assets in respect of the Seller's Equity Interests if, after giving effect to any such advance or distribution, a Purchase Excess, Incipient Termination Event or Termination Event would exist or otherwise result therefrom.

(i) Indebtedness. The Seller shall not create, incur, assume or permit to exist any Indebtedness, except (i) Indebtedness of the Seller to any Affected Party, Indemnified Person, the Servicer or any other Person expressly permitted by this Agreement or any other Related Document, (ii) deferred taxes, (iii) unfunded pension fund and other employee benefit plan obligations and liabilities to the extent they are permitted to remain unfunded under applicable law, and (iv) indorser liability in connection with the indorsement of negotiable instruments for deposit or collection in the ordinary course of business.

(j) Prohibited Transactions. The Seller shall not enter into, or be a party to, any transaction with any Person except as expressly permitted hereunder or under any other Related Document.

(k) Investments. Except as otherwise expressly permitted hereunder or under the other Related Documents, the Seller shall not make any investment in, or make or accrue loans or advances of money to, any Person, including any member, director, manager, officer or employee of the Seller or any member of the Parent Group, through the direct or indirect lending of money, holding of securities or otherwise, except with respect to Transferred Receivables and Permitted Investments.

(l) Commingling. The Seller shall not deposit or permit the deposit of any funds that do not constitute Collections of Transferred Receivables or into any Lockbox Account. If such funds are nonetheless deposited into a Lockbox Account and the Seller so notifies the Agent, the Agent shall promptly remit any such amounts to the applicable Originator.

(m) ERISA. The Seller shall not, and shall not cause or permit any of its ERISA Affiliates to, cause or permit to occur an event that could result in the imposition of a Lien under Section 412 of the Code or Section 302 or 4068 of ERISA.

(n) Related Documents. The Seller shall not amend, modify or waive any term or provision of any Related Document without the prior written consent of the Agent.

(o) Manager Policies. The Seller shall not modify the terms of any policy of its managers if such modification could have or result in a Material Adverse Effect.

Section 5.04. Affirmative Covenants of Independent Member. Independent Member covenants and agrees that from and after the Closing Date and until the Termination Date:

(a) Compliance with Agreements and Applicable Laws. Independent Member shall perform each of its obligations under this Agreement and the other Related Documents and comply with all federal, state and local laws and regulations applicable to it, including those relating to truth in lending, retail installment sales, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices, privacy, licensing, taxation, ERISA and labor matters and Environmental Laws and Environmental Permits, except to the extent that the failure to so comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(b) Maintenance of Existence and Conduct of Business. Independent Member shall: (i) do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and its rights and franchises; (ii) continue to conduct its business substantially as now conducted or as otherwise permitted hereunder and in accordance with (A) the terms of its Organic Document, (B) Sections 4.01(q) and (r) and (C) the assumptions set forth in each legal opinion of Baker & Daniels or other counsel to Independent Member from time to time delivered pursuant to Section 3.02(f) with respect to issues of substantive consolidation; (iii) at all times maintain, preserve and protect all of its assets and properties used or useful in the conduct of its business, including all licenses, permits, charters and registrations, and keep the same in good repair, working order and condition in all material respects (taking into consideration ordinary wear and tear) and from time to time make, or cause to be made, all necessary or appropriate repairs, replacements and improvements thereto consistent with industry practices; and (iv) transact business only in such corporate and trade names as are set forth in Section 5.4(b).

(c) Payment, Performance and Discharge of Obligations.

(i) Subject to Section 5.4(c)(ii), Independent Member shall pay, perform and discharge or cause to be paid, performed and discharged promptly all charges payable by it, including (A) charges imposed upon it, its income and profits, or any of its property (real, personal or mixed) and all charges with respect to tax, social security and unemployment withholding with respect to its employees, and (B) lawful claims for labor, materials, supplies and services or otherwise before any thereof shall become past due./

(ii) Independent Member may in good faith contest, by appropriate proceedings, the validity or amount of any charges or claims described in Section 5.4(c)(i); provided, that (A) adequate reserves with respect to such contest are maintained on the books of Independent Member, in accordance with GAAP, (B) such contest is maintained and prosecuted continuously and with diligence, (C) no Lien shall be imposed to secure payment of such charges or claims other than inchoate tax liens and (D) none of the Purchasers or the Agent has advised Independent Member in writing that such Affected Party reasonably believes that failure to pay or to discharge such claims or charges could have or result in a Material Adverse Effect.

(d) ERISA. Independent Member shall give the Agent prompt written notice of any event that could result in the imposition of a Lien under Section 412 of the Code or Section 302 or 4068 of ERISA.

Section 5.05. Negative Covenants of Independent Member. Independent Member covenants and agrees that, without the prior written consent of the Purchasers and the Agent, from and after the Closing Date until the Termination Date:

(a) Sale of Equity Interests and Assets. Independent Member shall not sell, transfer, convey, assign or otherwise dispose of, or assign any right to receive income in respect of, any of its properties or other assets, including its Equity Interests (whether in a public or a private offering or otherwise), except as otherwise expressly permitted by this Agreement or any of the other Related Documents.

(b) Liens. Independent Member shall not create, incur, assume or permit to exist (i) any Adverse Claim on or with respect to its other properties or assets (whether now owned or hereafter acquired) except for the Liens set forth in Schedule 5.5(b) and other Permitted Independent Member Encumbrances. In addition, Independent Member shall not become a party to any agreement, note, indenture or instrument or take any other action that would prohibit the creation of a Lien on any of its properties or other assets in favor of the Agent for the benefit of the Purchasers as additional collateral for Seller Secured Obligations, except as otherwise expressly permitted by this Agreement or any of the other Related Documents.

(c) Capital Structure and Business. Independent Member shall not (i) make any changes in any of its business objectives, purposes or operations that could have or result in a Material Adverse Effect, (ii) make any change in its capital structure as described on Schedule 4.01(h), including the issuance of any Equity Interest or any securities convertible into Equity Interests or any revision of the terms of its outstanding Equity Interests, or (iii) amend its Organic Document. Independent Member shall not change its jurisdiction of incorporation, legal name, identity or organizational structure. Independent Member shall not change its organization identification number, if any, issued by its state of incorporation. Independent Member shall not engage in any business other than as provided in its Organic Documents and the applicable Related Documents.

(d) Mergers, Subsidiaries, Etc. Independent Member shall not directly or indirectly, by operation of law or otherwise, (i) form or acquire any Subsidiary, or (ii) merge with, consolidate with, acquire all or substantially all of the assets or Equity Interests of, or otherwise combine with or acquire, any Person.

(e) Restricted Payments. Independent Member shall not enter into any lending transaction with any other Person. Independent Member shall not at any time (i) advance credit to any Person or (ii) declare any dividends, repurchase any Equity Interest, return any capital, or make any other payment or distribution of cash or other property or assets in respect of Independent Member's Equity Interests if, after giving effect to any such advance or distribution, an Incipient Termination Event or Termination Event would exist or otherwise result therefrom.

(f) Indebtedness. Independent Member shall not create, incur, assume or permit to exist any Indebtedness, except (i) Indebtedness of Independent Member to any Affected Party, Indemnified Person, or any other Person expressly permitted by this Agreement or any other Related Document, (ii) deferred taxes, (iii) unfunded pension fund and other employee benefit plan obligations and liabilities to the extent they are permitted to remain unfunded under applicable law, and (iv) indorser liability in connection with the indorsement of negotiable instruments for deposit or collection in the ordinary course of business.

(g) Prohibited Transactions. Independent Member shall not enter into, or be a party to, any transaction with any Person except as expressly permitted hereunder or under any other Related Document.

(h) Investments. Except as otherwise expressly permitted hereunder or under the other Related Documents, Independent Member shall not make any investment in, or make or accrue loans or advances of money to, any Person, including any Equity Holder, director, officer or employee of Independent Member, the Parent or any of the Parent's other Subsidiaries, through the direct or indirect lending of money, holding of securities or otherwise, except with respect to its membership interest in the Seller and Permitted Investments.

(i) ERISA. Independent Member shall not, and shall not cause or permit any of its ERISA Affiliates to, cause or permit to occur an event that could result in the imposition of a Lien under Section 412 of the Code or Section 302 or 4068 of ERISA.

(j) Related Documents. Independent Member shall not amend, modify or waive any term or provision of any Related Document without the prior written consent of the Agent.

(k) Board Policies. Independent Member shall not modify the terms of any policy or resolutions of its board of directors if such modification could have or result in a Material Adverse Effect.

Section 5.06. Post-Closing Deliveries.

(a) Servicing Software Rights. As soon as possible, but in no event later than June 14, 2002, the Seller shall have delivered, or shall have caused to be delivered to the Agent, in form and substance satisfactory to Agent, written authorization of the licensor of the Servicing Software to use such Servicing Software for the purpose of obtaining information about and servicing the Transferred Receivables or shall have received written documentation confirming that an Originator or the Seller owns such Servicing Software.

(b) Landlord Waivers. As soon as possible, but in no event later than April 29, 2002, in the case of the St. Louis Real Estate, and in no event later than June 14, 2002, in the case of any other leased location, the Seller shall have delivered, or shall have caused to be delivered, to the Agent, in form and substance satisfactory to Agent, fully executed landlord waivers for each leased location of Originators, Servicer and Seller where such Person maintains (i) books, records, Contracts, Servicing Software or other information regarding the Transferred Receivables or (ii) chattel paper or instruments that are Transferred Receivables.

ARTICLE VI.

COLLECTIONS AND DISBURSEMENTS

Section 6.01. Establishment of Accounts.

(a) Lockbox Accounts.

(i) The Seller has established with each Lockbox Account Bank one or more Lockbox Accounts. The Seller agrees that the Agent shall have exclusive dominion and control of each Lockbox Account and all monies, instruments and other property from time to time on deposit therein. The Seller shall not make or cause to be made, or have any ability to make or cause to be made, any withdrawals from any Lockbox Account except as provided in Section 6.01(b)(ii).

(ii) The Seller and the Servicer have instructed all existing Obligors of Transferred Receivables, and shall instruct all future Obligors of such Receivables, to make payments in respect thereof only (A) by check or money order mailed (1) to one or more lockboxes or post office boxes under the control of the Agent (each, a "Lockbox" and, collectively, the "Lockboxes") or (2) in the case of deposits to be made into a Retail Deposit Account, to an Originator for deposit into a Retail Deposit Account established with a Lockbox Account Bank for the immediately next Business Day automated clearing house credit to a Lockbox Account subject to a Lockbox Account Agreement or (B) by wire transfer or moneygram directly to a Lockbox Account. Schedule 4.01(r) lists all Lockboxes and all Lockbox Account Banks at which the Seller maintains Lockbox Accounts as of the Closing Date, and such schedule correctly identifies (1) with respect to each such Lockbox Account Bank, the name, address and telephone number thereof, (2) with respect to each Lockbox Account, the name in which such account is held and the complete account number therefor, and (3) with respect to each Lockbox, the lockbox number and address thereof. The Seller and the Servicer shall endorse, to the extent necessary, all checks or other instruments received in any Lockbox so that the same can be deposited in the Lockbox Account, in the form so received (with all necessary endorsements), on the first Business Day after the date of receipt thereof. In addition, each of the Seller and the Servicer shall deposit or cause to be deposited into a Lockbox Account all cash, checks, money orders or other proceeds of Transferred Receivables or Seller Collateral received by it other than in a Lockbox or a Lockbox Account, in the form so received (with all necessary endorsements), not later than the close of business on the first Business Day following the date of receipt thereof, and until so deposited all such items or other proceeds shall be held in trust for the benefit of the Agent. Neither the Seller nor the Servicer shall make any deposits into a Lockbox or any Lockbox Account except in accordance with the terms of this Agreement or any other Related Document.

(iii) If, for any reason, a Lockbox Agreement terminates or any Lockbox Account Bank fails to comply with its obligations under the Lockbox Agreement to which it is a party, then the Seller shall promptly notify all Obligors of Transferred Receivables who had previously been instructed to make wire payments to a Lockbox Account maintained at any such Lockbox Account Bank to make all future payments to a new Lockbox Account in accordance with this Section 6.01(a)(iii). The Seller shall not close any such Lockbox Account unless it shall have (A) received the prior written consent of the Agent, (B) established a new account with the same Lockbox Account Bank or with a new depositary institution satisfactory to the Agent, (C) entered into an agreement covering such new account with such Lockbox Account Bank or with such new depositary institution substantially in the form of such Lockbox Agreement or that is satisfactory in all respects to the Agent (whereupon, for all purposes of this Agreement and the other Related Documents, such new account shall become a Lockbox Account, such new agreement shall become a Lockbox Agreement and any new depositary institution shall become a Lockbox Account Bank), and (D) taken all such action as the Agent shall require to grant and perfect a first priority Lien in such new Lockbox Account to the Agent for the benefit of the Purchasers under Section 8.01 of this Agreement. Except as permitted by this Section 6.01(a), neither the Seller nor the Servicer shall open any new Lockbox or Lockbox Account without the prior written consent of the Agent.

(b) Collection Account.

(i) The Agent has established and shall maintain the Collection Account with the Depositary. The Collection Account shall be registered in the name of the Agent and the Agent shall, subject to the terms of this Agreement, have exclusive dominion and control thereof and of all monies, instruments and other property from time to time on deposit therein.

(ii) Pursuant to Section 6.02, the Seller shall instruct each Lockbox Account Bank to transfer, and the Seller hereby grants the Agent the authority to instruct each such Lockbox Account Bank to transfer, on each Business Day in same day funds, all available funds in each Lockbox Account to the Collection Account. The Purchasers and the Agent may deposit into the Collection Account from time to time all monies, instruments and other property received by any of them as proceeds of the Transferred Receivables. On each Business Day the Agent shall instruct and cause the Depositary (which instruction may be in writing or by telephone confirmed promptly thereafter in writing) to release funds on deposit in the Collection Account in the order of priority set forth in Section 6.03.

(iii) If, for any reason, the Depositary wishes to resign as depositary of the Collection Account or fails to carry out the instructions of the Agent, then the Agent shall promptly notify the Purchasers. Neither the Purchasers nor the Agent shall close the Collection Account unless (A) a new deposit account has been established with the

Depositary, (B) the Agent have entered into an agreement covering such new account with such new depositary institution satisfactory in all respects to the Agent (whereupon such new account shall become the Collection Account for all purposes of this Agreement and the other Related Documents), and (C) the Agent has taken all such action as the Agent shall require to grant and perfect a first priority Lien in such new Collection Account to the Agent on behalf of the Purchasers.

Section 6.02. Funding of Collection Account. As soon as practicable, and in any event no later than 1:00 p.m. (New York time) on each Business Day:

(a) the Agent shall transfer or cause to be transferred, to the extent then available, all Collections deposited in any Lockbox Account prior to such Business Day to the Collection Account;

(b) the Purchasers or the Agent shall deposit in the Collection Account the amount, if any, required pursuant to Sections 2.04(b)(i);

(c) if, on the immediately preceding Business Day, the Agent shall have notified the Seller of any Purchase Excess, then the Seller shall deposit cash in the amount of such Purchase Excess in the Collection Account;

(d) if on such Business Day the Seller is required to make other payments under this Agreement not previously paid out of Collections (including Additional Amounts and Indemnified Amounts not previously paid), then the Seller shall deposit an amount equal to such payments in the Collection Account;

(e) if, on the immediately preceding Business Day, an Originator made a capital contribution or repurchased a Transferred Receivable pursuant to Section 4.05 of the Sale Agreement or made a payment as a result of any Dilution Factors pursuant to Section 4.02(p) of the Sale Agreement, then the Seller shall deposit in the Collection Account cash in the amount so received from such Originator for such contribution or for such repurchase or payment;

(f) the Servicer shall deposit in the Collection Account the Outstanding Balance of any Transferred Receivable the Servicer elects to pay pursuant to Section 7.04; and

(g) the Seller shall deposit in the Collection Account the Outstanding Balance of any Transferred Receivable the Seller elects to pay pursuant to Section 8.06(d).

Section 6.03. Daily Disbursements From the Collection Account. On each Business Day no later than 2:00 p.m. (New York time) during the Revolving Period, and following the transfers made pursuant to Section 6.02, the Agent shall disburse all Collections then on deposit in the Collection Account in the following priority:

(a) to the Agent on behalf of the Purchasers:

(i) an amount equal to the sum of:

(A) accrued and unpaid Daily Yield;

(B) the accrued and unpaid Unused Facility Fee; and

(C) any Additional Amounts or Indemnified Amounts then due and not paid.

(b) To the Servicer, the accrued and unpaid Servicing Fee (calculated assuming that the Servicing Fee Rate is the applicable rate).

(c) to the Purchasers:

(i) their respective Pro Rata Shares of an amount equal to any Purchase Excess to be applied in reduction of Capital Investment;

(ii) their respective Pro Rata Shares of an amount equal to all other deposits made in the Collection Account pursuant to Section 6.02 (other than 6.02(b)) and not otherwise disbursed pursuant to Section 6.03(a), Section 6.03(b), or 6.03(c)(i); and

(iii) if, pursuant to a Repayment Notice, the Seller has requested a reduction of the Capital Investment, then to the Purchasers, their respective Pro Rata Shares of the lesser of (A) the amount of such requested reduction of Capital Investment and (B) such balance.

(d) to the Seller Account, the balance of any amounts remaining after making the foregoing disbursements.

Section 6.04. [Reserved]

Section 6.05. Liquidation Settlement Procedures. On each Business Day from and after the Facility Termination Date until the Termination Date, the Agent shall, as soon as practicable, transfer all amounts in the Collection Account in the following priority:

(a) if a Successor Servicer has assumed the responsibilities and obligations of any Servicer in accordance with Section 11.02, then to the Successor Servicer an amount equal to its accrued and unpaid Successor Servicing Fees and Expenses;

(b) to the Purchasers, their respective Pro Rata Shares of an amount equal to accrued and unpaid Daily Yield;

(c) to the Purchasers, their respective Pro Rata Shares of an amount equal to the unpaid Capital Investment;

(d) to the Agent, an amount equal to accrued and unpaid Unused Facility Fees;

(e) all Additional Amounts and Indemnified Amounts incurred and payable to any Indemnified Person;

(f) to the initial Servicer an amount equal to such Servicer's ratable portion of the accrued and unpaid Servicing Fee;

(g) to the Seller Account, the balance of any funds remaining after payment in full of all amounts set forth in this Section 6.5.

Section 6.06. Termination Procedures.

(a) On the earlier of (i) the first Business Day after the Facility Termination Date on which the Capital Investment has been reduced to zero or (ii) the Final Purchase Date, if the Seller Secured Obligations have not been paid in full, the Seller shall immediately deposit in the Collection Account an amount sufficient to make such payments in full.

(b) On the Termination Date, all amounts on deposit in the Collection Account shall be disbursed to the Seller and all ownership interests or Liens of the Agent for the benefit of the Purchasers in and to all Transferred Receivables and all Liens of the Agent for the benefit of the Purchasers in and to the Seller Collateral shall be released by the Agent. Such disbursement shall constitute the final payment to which the Seller is entitled pursuant to the terms of this Agreement.

(c) Seller acknowledges that it is not authorized to file any financing statement or amendment or termination statement with respect to any financing statement without the written consent of Agent and agrees that it will not do so without the prior written consent of Agent, subject to Seller's rights under Section 9-509(d)(2) of the UCC.

ARTICLE VII.

SERVICER PROVISIONS

Section 7.01. Appointment of the Servicer. Each of the Purchasers hereby appoints the Servicer as its agent, and the Seller hereby acknowledges such appointment, to service the Transferred Receivables and enforce its rights and interests in and under each Transferred Receivable and Contract therefor and to serve in such capacity until the termination of its responsibilities pursuant to Sections 9.02 or 11.01. In connection therewith, the Servicer hereby accepts such appointment and agrees to perform the duties and obligations set forth herein. The Servicer may, with the prior written consent of each Purchaser and the Agent, subcontract with a Sub-Servicer for the collection, servicing or administration of the Transferred Receivables; provided that (a) the Servicer shall remain liable for the performance of the duties and obligations of such Sub-Servicer pursuant to the terms hereof and (b) any Sub-Servicing

Agreement that may be entered into and any other transactions or services relating to the Transferred Receivables involving a Sub-Servicer shall be deemed to be between the Sub-Servicer and the Servicer alone, and the Purchasers and the Agent shall not be deemed parties thereto and shall have no obligations, duties or liabilities with respect to the Sub-Servicer.

Section 7.02. Duties and Responsibilities of the Servicer. Subject to the provisions of this Agreement, the Servicer shall prepare and deliver the Investment Reports in the manner set forth in Annex 7.02 when and as required under Section 2.03 and shall conduct the servicing, administration and collection of the Transferred Receivables and shall take, or cause to be taken, all actions that (i) may be necessary or advisable to service, administer and collect each Transferred Receivable from time to time, (ii) the Servicer would take if the Transferred Receivables were owned by the Servicer, and (iii) are consistent with industry practice for the servicing of such Transferred Receivables.

Section 7.03. Collections on Receivables.

(a) In the event that the Servicer is unable to determine the specific Transferred Receivables on which Collections have been received from the Obligor thereunder, the parties agree for purposes of this Agreement only that such Collections shall be deemed to have been received on such Receivables in the order in which they were originated with respect to such Obligor. In the event that the Servicer is unable to determine the specific Transferred Receivables on which discounts, offsets or other non-cash reductions have been granted or made with respect to the Obligor thereunder, the parties agree for purposes of this Agreement only that such reductions shall be deemed to have been granted or made (i) prior to a Termination Event, on such Receivables as determined by the Servicer, and (ii) from and after the occurrence of a Termination Event, in the reverse order in which they were originated with respect to such Obligor.

(b) If the Servicer determines that amounts unrelated to the Transferred Receivables (the "Unrelated Amounts") have been deposited in the Collection Account, then the Servicer shall provide written evidence thereof to the Agent no later than the first Business Day following the day on which the Servicer had actual knowledge thereof, which evidence shall be provided in writing and shall be otherwise satisfactory to each such Affected Party. Upon receipt of any such notice, the Agent shall segregate the Unrelated Amounts and the same shall not be deemed to constitute Collections on Transferred Receivables and shall not be subject to the provisions of Article VI.

Section 7.04. Authorization of the Servicer. Each of the Purchasers hereby authorizes the Servicer, and the Seller acknowledges such authorization, to take any and all reasonable steps in its name and on its behalf necessary or desirable and not inconsistent with the ownership of the Purchaser Interests purchased by the Purchasers hereunder, in the determination of the Servicer, to (a) collect all amounts due under any Transferred Receivable, including endorsing its name on checks and other instruments representing Collections on such Receivable, and execute and deliver any and all instruments of satisfaction or cancellation or of partial or full release or discharge and all other comparable instruments with respect to any such Receivable and (b) after any Transferred Receivable becomes a Delinquent Receivable or a Defaulted Receivable and to the extent permitted under and in compliance with applicable law and regulations, commence proceedings with respect to the enforcement of payment of any such Receivable and the Contract therefor and adjust, settle or compromise any payments due thereunder, in each case to the same extent as the applicable Originator could have done if it had continued to own such Receivable. Each Originator, the Seller, the Agent and each Purchaser shall furnish the Servicer with any powers of attorney and other documents necessary or appropriate to enable the Servicer to carry out its servicing and administrative duties hereunder. Notwithstanding anything to the contrary contained herein, the Agent shall have the absolute and unlimited right to direct the Servicer (whether the Servicer is WFL or otherwise) (i) to commence or settle any legal action to enforce collection of any Transferred Receivable or (ii) to foreclose upon, repossess or take any other action that the Agent deems necessary or advisable with respect thereto; provided that in lieu of commencing any such action or taking other enforcement action, the Servicer may, at its option, elect to pay to the Purchasers, their respective Pro Rata Shares of the Capital Investment with respect to the Purchaser Interest in such Transferred Receivable. In the event Servicer elects to pay the Purchasers their respective Pro Rata Shares of the Capital Investment with respect to the Purchaser Interest in such Transferred Receivable as provided above, the Agent, on behalf of the Purchasers, shall transfer to Servicer the Purchaser Interest in such Transferred Receivable. In no event shall the Servicer be entitled to make any Affected Party a party to any Litigation without such Affected Party's express prior written consent, or to make the Seller a party to any Litigation without the Agent's consent.

Section 7.05. Servicing Fees. As compensation for its servicing activities and as reimbursement for its reasonable expenses in connection therewith, the Servicer shall be entitled to receive the Servicing Fees in accordance with Sections 6.03 and 6.05. The Servicer shall be required to pay for all expenses incurred by it in connection with its activities hereunder (including any payments to accountants, counsel or any other Person) and shall not be entitled to any payment therefor other than the Servicing Fees.

Section 7.06. Representations and Warranties of the Servicer. To induce the Purchasers to purchase the Purchaser Interests and the Agent to take any action required to be performed by it hereunder, the Servicer represents and warrants to the Purchasers and the Agent, which representation and warranty shall survive the execution and delivery of this Agreement:

(a) Existence; Compliance with Law. The Servicer (i) is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (ii) is duly qualified to conduct business and is in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect; (iii) has the requisite limited liability company power and authority and the legal right to own and operate its properties, to lease the property it operates under lease, and to conduct its business as now, heretofore and proposed to be conducted; (iv) has all licenses, permits, consents or approvals from or by, and has made all filings with, and has given all notices to, all Governmental Authorities having jurisdiction, to the extent required for such ownership, operation and conduct, except where the failure to do so would not have a Material Adverse Effect; (v) is in compliance with its charter and bylaws; and (vi) subject to specific representations set forth herein regarding ERISA, tax and other laws, is in compliance with all applicable provisions of law, except where the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(b) Power, Authorization, Enforceable Obligations. The execution, delivery and performance by the Servicer of this Agreement and the other Related Documents to which it is a party and, solely with respect to clause (vii) below, the exercise by each of the Purchasers, the Seller or the Agent of any of its rights and remedies under any Related Document to which it is a party: (i) are within the Servicer's limited liability company power; (ii) have been duly authorized by all necessary or proper limited liability company and shareholder action; (iii) do not contravene any provision of the Servicer's charter or bylaws; (iv) do not violate any law or regulation, or any order or decree of any court or Governmental Authority; (v) do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which the Servicer is a party or by which the Servicer or any of the property of the Servicer is bound; (vi) do not result in the creation or imposition of any Adverse Claim upon any of the property of the Servicer; and (vii) do not require the consent or approval of any Governmental Authority or any other Person, except those referred to in Section 3.01(b), all of which will have been duly obtained, made or complied with prior to the Closing Date. On or prior to the Closing Date, each of the Related Documents to which the Servicer is a party shall have been duly executed and delivered by the Servicer and each such Related Document shall then constitute a legal, valid and binding obligation of the Servicer enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights and by general principles of equity.

(c) No Litigation. No Litigation is now pending or, to the knowledge of the Servicer, threatened against the Servicer that (i) challenges the Servicer's right or power to enter into or perform any of its obligations under the Related Documents to which it is a party, or the validity or enforceability of any Related Document or any action taken thereunder, (ii) seeks to prevent the transfer, sale, pledge or contribution of any Receivable or the consummation of any of the transactions contemplated under this Agreement or the other Related Documents, or (iii) has a reasonable risk of being determined adversely to the Servicer and that, if so determined, could have a Material Adverse Effect.

(d) Full Disclosure. No information contained in this Agreement, any Investment Report or any of the other Related Documents, or any written statement furnished by or on behalf of the Servicer to any Purchaser or the Agent pursuant to the terms of this Agreement or any of the other Related Documents contains any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

(e) Other Representations and Warranties. Each of the representations and warranties of the Servicer (whether made by the Servicer in its capacity as an Originator or as the Servicer) contained in any Related Document is true and correct and, if made by the Servicer in its capacity as an Originator, applies with equal force to the Servicer in its capacity as Servicer.

Section 7.07. Covenants of the Servicer. The Servicer covenants and agrees that from and after the Closing Date and until the Termination Date:

(a) Ownership of Transferred Receivables. The Servicer shall identify the Transferred Receivables clearly and unambiguously in its Servicing Records to reflect that such Transferred Receivables have been sold or contributed to the Seller and, following the Purchase of Purchaser Interests in such Transferred Receivables under this Agreement, are owned by the Agent for the benefit of the Purchasers.

(b) Compliance with Credit and Collection Policies. The Servicer shall comply in all respects with the Credit and Collection Policies with respect to each Transferred Receivable and the Contract therefor, except to the extent that such noncompliance could not reasonably be expected to have a Material Adverse Effect. The Servicer shall not amend, waive or modify any term or provision of the Credit and Collection Policies without the prior written consent of the Agent.

ARTICLE VIII.

GRANT OF SECURITY INTERESTS

Section 8.01. Seller's Grant of Security Interest. The parties hereto intend that each Purchase of Purchaser Interests to be made hereunder shall constitute a purchase and sale of undivided percentage ownership interests in the Transferred Receivables and not a loan. Notwithstanding the foregoing, in addition to and not in derogation of any rights now or hereafter acquired by the Purchasers or the Agent hereunder, the parties hereto intend that this Agreement shall constitute a security agreement under applicable law. In such regard and, in any event, to secure the prompt and complete payment, performance and observance of all Seller Secured Obligations, and to induce the Purchasers to enter into this Agreement and perform the obligations required to be performed by it hereunder in accordance with the terms and conditions thereof, the Seller hereby grants, assigns, conveys, pledges, hypothecates and transfers to the Agent, for the benefit of itself and the Purchasers, a Lien upon and security interest in all of its right, title and interest in, to and under, but none of its obligations arising from, the following property, whether now owned by or owing to, or hereafter acquired by or arising in favor of, the Seller (including under any trade names, styles or derivations of the Seller), and regardless of where located (all of which being hereinafter collectively referred to as the "Seller Collateral"):

(a) all Receivables, Contracts therefor and Collections thereon;

(b) the Sale Agreement, all Lockbox Agreements and all other Related Documents now or hereafter in effect relating to the purchase, servicing or processing of Receivables (collectively, the "Seller Assigned Agreements"), including (i) all rights of the Seller to receive moneys due and to become due thereunder or pursuant thereto, (ii) all rights of the Seller to receive proceeds of any insurance, indemnity, warranty or guaranty with respect thereto, (iii) all claims of the Seller for damages or breach with respect thereto or for default thereunder, and (iv) the right of the Seller to amend, waive or terminate the same and to perform and to compel performance and otherwise exercise all remedies thereunder;

(c) all of the following (collectively, the "Seller Account Collateral"):

(i) all deposit accounts, including the Lockbox Accounts, the Lockboxes, and all funds on deposit therein and all certificates and instruments, if any, from time to time representing or evidencing any deposit account, the Lockbox Accounts, the Lockboxes or such funds,

(ii) the Collection Account and all funds on deposit therein and all certificates and instruments, if any, from time to time representing or evidencing the Collection Account or such funds,

(iii) all certificates, instruments and investment property, if any, from time to time representing or evidencing such Investments,

(iv) all notes, certificates of deposit and other instruments from time to time delivered to or otherwise possessed by the Agent, any Purchaser or any assignee or agent on behalf of the Agent or any Purchaser in substitution for or in addition to any of the then existing Seller Account Collateral, and

(v) all interest, dividends, cash, instruments, investment property and other property from time to time received, receivable or otherwise distributed with respect to or in exchange for any and all of the then existing Seller Account Collateral;

(d) all software and hardware;

(e) all other property that may from time to time hereafter be granted and pledged by the Seller or by any Person on its behalf under this Agreement, including any deposit with a Purchaser or the Agent of additional funds by the Seller; and

(f) to the extent not otherwise included, all proceeds and products of the foregoing and all accessions to, substitutions and replacements for, and profits of, each of the foregoing Seller Collateral (including proceeds that constitute property of the types described in Sections 8.01(a) through (e).

Section 8.02. Seller's Certification. The Seller hereby certifies that (a) the benefit of the representations, warranties and covenants of each Originator and member of the Parent Group to the Seller under the Sale Agreement shall have been assigned by the Seller to the Agent on behalf of the Purchasers hereunder; (b) the rights of the Seller to require a capital contribution from the Originators or to require payment of a Rejected Amount from an Originator under the Sale Agreement may be enforced by the Agent on behalf of the Purchasers; and (c) the Sale Agreement provides that the representations, warranties and covenants described in Sections 4.01, 4.02 and 4.04 thereof, the indemnification and payment provisions of Article V thereof and the provisions of Sections 4.04(j), 9.03 and 9.14 thereof shall survive the sale of the Transferred Receivables (and undivided percentage ownership interests therein) and the termination of the Sale Agreement and this Agreement.

Section 8.03. [Reserved].

Section 8.04. Delivery of Collateral. All certificates or instruments representing or evidencing the Seller Collateral shall be delivered to and held by or on behalf of the Agent and shall be in suitable form for transfer by delivery or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Agent. The Agent shall have the right (a) at any time to exchange certificates or instruments representing or evidencing Seller Collateral for certificates or instruments of smaller or larger denominations and (b) at any time in its discretion following the occurrence and during the continuation of a Termination Event and without notice to the Seller, to transfer to or to register in the name of the Agent or its nominee any or all of the Seller Collateral. The Seller will, (A) at all times from and after the date hereof, clearly and conspicuously mark its computer and master data processing books and records with a legend describing the Agent's interest (on behalf of the Purchasers) in the Receivables, and (B) segregate (from all other receivables then owned or being serviced by the Seller) all contracts relating to each Receivable.

Section 8.05. Seller Remains Liable. It is expressly agreed by the Seller that, anything herein to the contrary notwithstanding, the Seller shall remain liable under any and all of the Transferred Receivables, the Contracts therefor, the Seller Assigned Agreements and any other agreements constituting the Seller Collateral to which it is a party to observe and perform all the conditions and obligations to be observed and performed by it thereunder. Neither the Purchasers nor the Agent shall have any obligation or liability under any such Receivables, Contracts or agreements by reason of or arising out of this Agreement or the granting herein of a Lien thereon or the receipt by the Agent or any Purchaser of any payment relating thereto pursuant hereto. The exercise by any Purchaser or the Agent of any of its respective rights under this Agreement shall not release any Originator, the Seller or the Servicer from any of their respective duties or obligations under any such Receivables, Contracts or agreements. Neither the Purchasers nor the Agent shall be required or obligated in any manner to perform or fulfill any of the obligations of any Originator, the Seller or the Servicer under or pursuant to any such Receivable, Contract or agreement, or to make any payment, or to make any inquiry as to the nature or the sufficiency of any payment received by it or the sufficiency of any performance by any party under any such Receivable, Contract or agreement, or to present or file any claims, or to take any action to collect or enforce any performance or the payment of any amounts that may have been assigned to it or to which it may be entitled at any time or times.

Section 8.06. Covenants of the Seller and the Servicer Regarding the Seller Collateral.

(a) Offices and Records. The Seller shall maintain its principal place of business and chief executive office and the office at which it stores its Records at the respective locations specified in Schedule 4.01(b) or, upon 30 days' prior written notice to the Agent, at such other location in a jurisdiction where all action requested by the Agent pursuant to Section 14.14 shall have been taken with respect to the Seller Collateral. Each of the Seller and the Servicer shall, at its own cost and expense, maintain adequate and complete records of the Transferred Receivables and the Seller Collateral, including records of any and all payments received, credits granted and merchandise returned with respect thereto and all other dealings therewith. Each of the Seller and the Servicer shall mark conspicuously with a legend, in form and substance satisfactory to the Agent, its books and records, computer tapes, computer disks and credit files pertaining to the Seller Collateral, and its file cabinets or other storage facilities where it maintains information pertaining thereto, to evidence this Agreement and the assignment and Liens granted pursuant to this Article VIII. Upon the occurrence and during the continuance of a Termination Event, the Seller and the Servicer shall deliver and turn over such books and records to the Agent or its representatives at any time on demand of the Agent. Prior to the occurrence of a Termination Event and upon notice from the Agent, the Seller and the Servicer shall permit any representative of the Agent to inspect such books and records and shall provide photocopies thereof to the Agent as more specifically set forth in Section 8.06(b).

(b) Access. Each of the Seller and the Servicer shall, at its own expense, during normal business hours, from time to time upon one Business Day's prior notice as frequently as the Agent determines to be appropriate: (i) provide the Purchasers, the Agent and any of their respective officers, employees and agents access to its properties (including properties utilized in connection with the collection, processing or servicing of the Transferred Receivables), facilities, advisors and employees (including officers) and to the Seller Collateral, (ii) permit the Purchasers, the Agent and any of their respective officers, employees and agents to inspect, audit and make extracts from its books and records, including all Records, (iii) permit the Purchasers or the Agent and their respective officers, employees and agents to inspect, review and evaluate the Transferred Receivables and the Seller Collateral and (iv) permit the Purchasers or the Agent and their respective officers, employees and agents to discuss matters relating to the Transferred Receivables or its performance under this Agreement or the other Related Documents or its affairs, finances and accounts with any of its officers, directors, employees, representatives or agents (in each case, with those persons having knowledge of such matters) and with its independent certified public accountants. If (A) an Incipient Termination Event or a Termination Event shall have occurred and be continuing or (B) the Agent, in good faith, believes that an Incipient Termination Event or a Termination Event is imminent or deems the Purchasers' rights or interests in the Transferred Receivables, the Seller Assigned Agreements or any other Seller Collateral insecure, then each of the Seller and the Servicer shall, at its own expense, provide such access at all times and without advance notice and provide the Purchasers or the Agent with access to its suppliers and customers. Each of the Seller and the Servicer shall make available to the Agent and its counsel, as quickly as is possible under the circumstances, originals or copies of all books and records, including Records, that the Agent may request. Each of the Seller and the Servicer shall deliver any document or instrument necessary for the Agent, as the Agent may from time to time request, to obtain records from any service bureau or other Person that maintains records for the Seller or the Servicer, and shall maintain duplicate records or supporting documentation on media, including computer tapes and disks owned by the Seller or the Servicer.

(c) Communication with Accountants. Each of the Seller and the Servicer authorizes the Purchasers and the Agent to communicate directly with its independent certified public accountants and authorizes and shall instruct those accountants and advisors to disclose and make available to the Purchasers and the Agent any and all financial statements and other supporting financial documents, schedules and information relating to the Seller or the Servicer (including copies of any issued management letters) with respect to its business, financial condition and other affairs.

(d) Collection of Transferred Receivables. Except as otherwise provided in this Section 8.06(d), the Servicer shall continue to collect or cause to be collected, at its sole cost and expense, all amounts due or to become due to the Seller under the Transferred Receivables, the Seller Assigned Agreements and any other Seller Collateral. In connection therewith, the Seller and the Servicer shall take such action as it, and from and after the occurrence and during the continuance of a Termination Event, the Agent, may deem necessary or desirable to enforce collection of the Transferred Receivables, the Seller Assigned Agreements and the other Seller Collateral; provided that the Seller or the Servicer may, rather than commencing any such action or taking any other enforcement action, at its option, elect to pay to the Agent, for the account of the Purchasers (in accordance with its Purchaser Interests), the Outstanding Balance of any such Transferred Receivable; provided further, that if (i) an Incipient Termination Event or a Termination Event shall have occurred and be continuing or (ii) the Agent, in good faith believes that an Incipient Termination Event or a Termination Event is imminent or deems the Purchasers' rights or interests in the Transferred Receivables, the Seller Assigned Agreements or any other Seller Collateral insecure, then the Agent may, without prior notice to the Seller or the Servicer, notify or cause the Servicers to notify any Obligor under any Transferred Receivable or obligors under the Seller Assigned Agreements of the assignment of such Transferred Receivables or Seller Assigned Agreements, as the case may be, to the Agent on behalf of the Purchasers hereunder and direct that payments of all amounts due or to become due to the Seller thereunder be made directly to the Agent or any servicer, collection agent or lockbox or other account designated by the Agent and, upon such notification and at the sole cost and expense of the Seller and the Servicer, the Agent may enforce collection of any such Transferred Receivable or the Seller Assigned Agreements and adjust, settle or compromise the amount or payment thereof.

(e) Performance of Seller Assigned Agreements. Each of the Seller and the Servicer shall (i) perform and observe all the terms and provisions of the Seller Assigned Agreements to be performed or observed by it, maintain the Seller Assigned Agreements in full force and effect, enforce the Seller Assigned Agreements in accordance with their terms and take all action as may from time to time be requested by the Agent in order to accomplish the foregoing, and (ii) upon the request of and as directed by the Agent, make such demands and requests to any other party to the Seller Assigned Agreements as are permitted to be made by the Seller or the Servicer thereunder.

ARTICLE IX.

TERMINATION EVENTS

Section 9.01. Termination Events. If any of the following events (each, a "Termination Event") shall occur (regardless of the reason therefor):

(a) (i) the Seller shall fail to make any payment of any Seller Secured Obligation when due and payable and the same shall remain unremedied for one Business Day or (ii) the Seller or Independent Member shall fail or neglect to perform, keep or observe any other provision of this Agreement (including, without limitation any covenant contained in Annex 4.04(l) to the Sale Agreement) or the other Related Documents to which it is a party (other than any provision embodied in or covered by any other clause of this Section 9.01) and the same shall remain unremedied for two Business Days or more after written notice thereof shall have been given by the Agent to the Seller; or

(b) a default or breach shall occur under any other agreement, document or instrument to which Independent Member, any other member of the Parent Group or the Seller is a party or by which any such Person or its property is bound, and such default or breach (i) involves the failure to make any payment when due in respect of any Indebtedness in excess of a principal amount of $1,000,000 in the aggregate (other than the Seller Secured Obligations) of any such Person or (ii) which would permit any holder of such Indebtedness or a trustee or agent to cause Indebtedness or a portion thereof which, except with respect to the Seller, is in excess of a principal amount of $1,000,000 in the aggregate to become due prior to its stated maturity or prior to its regularly scheduled dates of payment or (iii) causes Indebtedness or a portion thereof which, except with respect to the Seller, is in excess of a principal amount of $1,000,000 in the aggregate to become due prior to its stated maturity or prior to its regularly scheduled dates of payment; in each case, regardless of whether such default is waived, or such right is exercised, by such holder, trustee or agent; or

(c) a case or proceeding shall have been commenced against Independent Member, any other member of the Parent Group or the Seller seeking a decree or order in respect of any such Person (i) under the Bankruptcy Code or any other applicable federal, state or foreign bankruptcy or other similar law, (ii) appointing a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) for any such Person or for any substantial part of such Person's assets, or (iii) ordering the winding-up or liquidation of the affairs of any such Person; or

(d) Independent Member, any other member of the Parent Group or the Seller shall (i) file a petition seeking relief under the Bankruptcy Code or any other applicable federal, state or foreign bankruptcy or other similar law, (ii) consent or fail to object in a timely and appropriate manner to the institution of proceedings thereunder or to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) for any such Person or for any substantial part of such Person's assets, (iii) make an assignment for the benefit of creditors, or (iv) take any limited liability company action in furtherance of any of the foregoing; or

(e) (i) Independent Member, any other member of the Parent Group or the Seller generally does not pay its debts as such debts become due or admits in writing its inability to, or is generally unable to, pay its Indebtedness as such Indebtedness become due or (ii) the fair market value of any Originator's or the Seller's liabilities exceeds the fair market value of its assets; or

(f) a final judgment or judgments for the payment of money in excess of $1,000,000 in the aggregate at any time outstanding, or $500,000 for any one judgment, shall be rendered against Independent Member, any other member of the Parent Group, the Seller, or any Affiliate thereof and the same shall not, within 30 days after the entry thereof, have been discharged or execution thereof stayed or appealed (and bonded pending appeal to the extent required), or shall not have been discharged prior to the expiration of any such stay; or

(g) a judgment or order for the payment of money shall be rendered against the Seller or Independent Member; or

(h) (i) any information contained in any Investment Base Certificate is untrue or incorrect in any respect, or (ii) any representation or warranty of any member of the Parent Group, Independent Member, or the Seller herein or in any other Related Document or in any written statement, report, financial statement or certificate (other than an Investment Base Certificate) made or delivered by or on behalf of any member of the Parent Group or the Seller hereto or thereto is untrue or incorrect in any material respect as of the date when made or deemed made; or

(i) any Governmental Authority (including the IRS or the PBGC) shall file notice of a Lien with regard to any assets of any member of the Parent Group or the Seller (other than a Lien (i) limited by its terms to assets other than Receivables and (ii) not materially adversely affecting the financial condition of such Originator or the ability of WFL to perform as Servicer hereunder); or

(j) any Governmental Authority (including the IRS or the PBGC) shall file notice of a Lien with regard to any of the assets of the Seller or Independent Member; or

(k) there shall have occurred any event which materially adversely impairs in the reasonable judgment of the Agent the ability of any Originator to originate Receivables of a credit quality which are at least of the credit quality of the Receivables in the initial Purchase, or the Agent shall have determined (and so notified the Seller) that any event or condition that has had or could reasonably be expected to have or result in a Material Adverse Effect has occurred; or

(l) (i) a default or breach shall occur under any provision of Sections 4.02(p), 4.05, 5.01, 9.14, or Annex 4.04(l) of the Sale Agreement and the same shall remain unremedied for one Business Day or more after the occurrence thereof, (ii) a default or breach shall occur under any other provision of the Sale Agreement and the same shall remain unremedied for two Business Days or more after written notice thereof shall have been given by the Agent to the Seller or (iii) the Sale Agreement shall for any reason cease to evidence the transfer to the Seller of the legal and equitable title to, and ownership of, the Transferred Receivables; or

(m) except as otherwise expressly provided herein, any Lockbox Agreement or the Sale Agreement shall have been modified, amended or terminated without the prior written consent of the Required Purchasers and the Agent; or

(n) an Event of Servicer Termination shall have occurred; or

(o) with respect to the Transferred Receivables, (i) prior to the Purchase of Purchaser Interests therein hereunder, the Seller shall cease to hold valid and properly perfected title to and sole record and beneficial ownership in such Transferred Receivables or (ii) after the Purchase of Purchaser Interests hereunder, the Agent (on behalf of the Purchasers) shall cease to hold either valid and properly perfected title to and sole record and beneficial ownership in the related Transferred Receivables or a first priority, perfected Lien in the related Transferred Receivables or any of the Seller Collateral; or

(p) a Change of Control shall occur with respect to any member of the Parent Group or the Seller; or

(q) the Seller or Independent Member shall amend its Organic Documents without the express prior written consent of the Required Purchasers and the Agent; or

(r) the Seller shall have received an Election Notice pursuant to Section 2.01(d) of the Sale Agreement; or

(s) the Seller's Net Worth Percentage shall be less than 5%; or

(t) any Event of Default (as defined in the Credit Facility) shall occur and be continuing or the Credit Facility shall terminate or shall otherwise cease to be in full force and effect; or

(u) any material provision of any Related Document shall for any reason cease to be valid, binding and enforceable in accordance with its terms (or any Originator, Independent Member, or the Seller shall challenge the enforceability of any Related Document or shall assert in writing, or engage in any action or inaction based on any such assertion, that any provision of any of the Related Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms); or

(v) Performance Guarantor shall fail to perform or observe any term, covenant or agreement required to be performed by it under the Sale Agreement, or the Performance Undertaking shall cease to be effective or to be the legally valid, binding and enforceable obligation of Performance Guarantor, or Performance Guarantor shall directly or indirectly contest in any manner such effectiveness, validity, binding nature or enforceability; or

(w) the Parent's committed revolving credit agreement in effect the date hereof shall (i) terminate or (ii) fail to be refinanced prior to the maturity date thereunder on terms and provisions acceptable to the Agent and Purchasers; or

(x) the Senior Notes in effect as of the date hereof shall (i) terminate or (ii) fail to be refinanced or repaid prior to the maturity dates thereunder on terms and provisions acceptable to the Agent and Purchasers;

then, and in any such event, the Agent shall, at the request of, or may, with the consent of, the Required Purchasers or the Agent, by notice to the Seller, declare the Facility Termination Date to have occurred without demand, protest or further notice of any kind, all of which are hereby expressly waived by the Seller; provided that the Facility Termination Date shall automatically occur (i) upon the occurrence of any of the Termination Events described in Sections 9.01(c), (d), (e) or (r) or (ii) three days after the occurrence of the Termination Event described in Section 9.01(a)(i) if the same shall not have been remedied by such time, in each case without demand, protest or any notice of any kind, all of which are hereby expressly waived by the Seller.

Section 9.02. Events of Servicer Termination. If any of the following events (each, an "Event of Servicer Termination") shall occur (regardless of the reason therefor):

(a) the Servicer shall (i) fail to make any payment or deposit required to be made by it under this Agreement or any other Related Document, (ii) fail to deliver any reports required to be delivered by it under this Agreement or any other Related Document (including, without limitation, any Investment Base Certificate) and such failure shall remain unremedied for one (1) Business Day or more, or (iii) fail or neglect to perform, keep or observe any other provision of this Agreement or the other Related Documents (whether in its capacity as an Originator or as Servicer) and the same shall remain unremedied for two (2) Business Days or more after written notice thereof shall have been given by the Agent to the Servicer; or

(b) a default or breach shall occur under any other agreement, document or instrument to which the Servicer is a party or by which Servicer or its property is bound, and such default or breach (i) involves the failure to make any payment when due in respect of any Indebtedness (other than the Seller Secured Obligations) of Servicer which, except as provided in clause (iii) below, is not cured within a period of fifteen days, or (ii) permits any holder of such Indebtedness or a trustee or agent to cause Indebtedness or a portion thereof which is in excess of a principal amount of $100,000 in the aggregate to become due prior to its stated maturity or prior to its regularly scheduled dates of payment, and which, except as provided in clause (iii) below, is not cured within a period of thirty days, or (iii) causes Indebtedness or a portion thereof which is in excess of a principal amount of $100,000 in the aggregate to become due prior to its stated maturity or prior to its regularly scheduled dates of payment; in each case, regardless of whether such default is waived, or such right is exercised, by such holder, trustee or agent; or

(c) a case or proceeding shall have been commenced against the Servicer or any Affiliate thereof which acts as a Sub-Servicer seeking a decree or order in respect of any such Person (i) under the Bankruptcy Code or any other applicable federal, state or foreign bankruptcy or other similar law, (ii) appointing a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) for any such Person or for any substantial part of such Person's assets, or (iii) ordering the winding-up or liquidation of the affairs of any such Person; or

(d) the Servicer or any Affiliate thereof which acts as a Sub-Servicer shall (i) file a petition seeking relief under the Bankruptcy Code or any other applicable federal, state or foreign bankruptcy or other similar law, (ii) consent or fail to object in a timely and appropriate manner to the institution of proceedings thereunder or to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) for any such Person or for any substantial part of such Person's assets, (iii) make an assignment for the benefit of creditors, or (iv) take any limited liability company action in furtherance of any of the foregoing; or

(e) (i) the Servicer or any Affiliate thereof which acts as a Sub-Servicer generally does not pay its debts as such debts become due or admits in writing its inability to, or is generally unable to, pay its Indebtedness as such Indebtedness become due or (ii) the fair market value of the Servicer's liabilities exceeds the fair market value of its assets; or

(f) a final judgment or judgments for the payment of money in excess of $500,000 in the aggregate at any time outstanding shall be rendered against the Servicer or any Affiliate thereof which acts as a Sub-Servicer and the same shall not, within 30 days after the entry thereof, have been discharged or execution thereof stayed or bonded pending appeal, or shall not have been discharged prior to the expiration of any such stay; or

(g) (i) any information contained in any Investment Base Certificate is untrue or incorrect in any respect, or (ii) any representation or warranty of the Servicer herein or in any other Related Document or in any written statement, report, financial statement or certificate (other than an Investment Base Certificate) made or delivered by the Servicer to any Affected

Party hereto or thereto is untrue or incorrect in any respect as of the date when made or deemed made; or

(h) the Agent shall have determined that any event or condition that materially adversely affects the ability of the Servicer to collect the Transferred Receivables or to otherwise perform hereunder has occurred; or

(i) a Termination Event shall have occurred or this Agreement shall have been terminated; or

(j) a deterioration has taken place in the quality of servicing of Transferred Receivables or other Receivables serviced by the Servicer that the Agent, in its sole discretion, determines to be material, and such material deterioration has not been eliminated within 30 days after written notice thereof shall have been given by the Agent to the Servicer; or

(k) any Originator shall, or the Servicer shall, assign or purport to assign any of their respective obligations hereunder or under the Sale Agreement without the prior written consent of the Agent; or

(l) a Change of Control shall occur with respect to the Servicer; or

(m) if the Servicer is a member of the Parent Group, an Event of Default (as defined in the Credit Facility) shall occur and be continuing; or

(n) the Seller's members shall have determined that it is in the best interests of the Seller to terminate the duties of the Servicer hereunder and shall have given the Servicer, the Purchasers and the Agent at least 30 days' written notice thereof;

then, and in any such event, the Agent shall, at the request of, or may, with the consent of, the Required Purchasers or the Agent, by delivery of a Servicer Termination Notice to the Seller and the Servicer, terminate the servicing responsibilities of the Servicer hereunder, without demand, protest or further notice of any kind, all of which are hereby waived by the Servicer. Upon the delivery of any such notice, all authority and power of the Servicer under this Agreement and the Sale Agreement shall pass to and be vested in the Successor Servicer acting pursuant to Section 11.02; provided that notwithstanding anything to the contrary herein, the Servicer agrees to continue to follow the procedures set forth in Section 7.02 with respect to Collections on the Transferred Receivables until a Successor Servicer has assumed the responsibilities and obligations of the Servicer in accordance with Section 11.02.

ARTICLE X.

REMEDIES

Section 10.01. Actions Upon Termination Event. If any Termination Event shall have occurred and be continuing and the Agent shall have declared the Facility Termination Date to have occurred or the Facility Termination Date shall be deemed to have occurred pursuant to Section 9.01, then the Agent may exercise in respect of the Seller Collateral, in addition to any and all other rights and remedies granted to it hereunder, under any other Related Document or under any other instrument or agreement securing, evidencing or relating to the Seller Secured Obligations or otherwise available to it, all of the rights and remedies of a secured party upon default under the UCC (such rights and remedies to be cumulative and nonexclusive), and, in addition, may take the following actions:

(a) The Agent may, without notice to the Seller except as required by law and at any time or from time to time, charge, offset or otherwise apply amounts payable to the Seller from the Collection Account, any Lockbox Account or any part of such accounts in accordance with the priorities set forth in Section 6.03 and 6.05 against all or any part of the Seller Secured Obligations.

(b) The Agent may, without notice except as specified below, solicit and accept bids for and sell the Seller Collateral or any part thereof in one or more parcels at public or private sale, at any exchange, broker's board or any of the Purchasers' or the Agent's offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Agent may deem commercially reasonable. The Agent shall have the right to conduct such sales on the Seller's premises or elsewhere and shall have the right to use any of the Seller's premises without charge for such sales at such time or times as the Agent deems necessary or advisable. The Seller agrees that, to the extent notice of sale shall be required by law, at least ten Business Days' notice to the Seller of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Agent shall not be obligated to make any sale of Seller Collateral regardless of notice of sale having been given. The Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed for such sale, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Every such sale shall operate to divest all right, title, interest, claim and demand whatsoever of the Seller in and to the Seller Collateral so sold, and shall be a perpetual bar, both at law and in equity, against each Originator, the Seller, any Person claiming the Seller Collateral sold through any Originator or the Seller, and their respective successors or assigns. The Agent shall deposit the net proceeds of any such sale in the Collection Account and such proceeds shall be disbursed in accordance with Section 6.03 and 6.05.

(c) Upon the completion of any sale under Section 10.01(b), the Seller or the Servicer shall deliver or cause to be delivered to the purchaser or purchasers at such sale on the date thereof, or within a reasonable time thereafter if it shall be impracticable to make immediate delivery, all of the Seller Collateral sold on such date, but in any event full title and right of possession to such property shall vest in such purchaser or purchasers upon the completion of such sale. Nevertheless, if so requested by the Agent or by any such purchaser, the Seller shall confirm any such sale or transfer by executing and delivering to such purchaser all proper instruments of conveyance and transfer and releases as may be designated in any such request.

(d) At any sale under Section 10.01(b), the Purchasers, the Agent or any other Purchaser Secured Party may bid for and purchase the property offered for sale and, upon compliance with the terms of sale, may hold, retain and dispose of such property without further accountability therefor.

(e) The Agent may exercise, at the sole cost and expense of the Seller, any and all rights and remedies of the Seller under or in connection with the Seller Assigned Agreements or the other Seller Collateral, including any and all rights of the Seller to demand or otherwise require payment of any amount under, or performance of any provisions of, the Seller Assigned Agreements.

Section 10.02. Exercise of Remedies. No failure or delay on the part of the Agent in exercising any right, power or privilege under this Agreement and no course of dealing between any member of the Parent Group or the Seller, on the one hand, and the Agent, on the other hand, shall operate as a waiver of such right, power or privilege, nor shall any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. The rights and remedies under this Agreement are cumulative, may be exercised singly or concurrently, and are not exclusive of any rights or remedies that the Agent would otherwise have at law or in equity. No notice to or demand on any party hereto shall entitle such party to any other or further notice or demand in similar or other circumstances, or constitute a waiver of the right of the party providing such notice or making such demand to any other or further action in any circumstances without notice or demand.

Section 10.03. Power of Attorney. On the Closing Date, each of the Seller and the Servicer shall execute and deliver a power of attorney substantially in the form attached hereto as Exhibit 10.03 (each, a "Power of Attorney"). The power of attorney granted pursuant to each Power of Attorney is a power coupled with an interest and shall be irrevocable until all of the Seller Secured Obligations are indefeasibly paid or otherwise satisfied in full. The powers conferred on the Agent under each Power of Attorney are solely to protect the Agent's Liens upon and interests in the Seller Collateral and shall not impose any duty upon the Agent to exercise any such powers. The Agent shall not be accountable for any amount other than amounts that it actually receives as a result of the exercise of such powers and none of the Agent's officers, directors, employees, agents or representatives shall be responsible to the Seller or the Servicer for any act or failure to act, except in respect of damages attributable solely to their own gross negligence or willful misconduct as finally determined by a court of competent jurisdiction.

Section 10.04. Continuing Security Interest. This Agreement shall create a continuing Lien in the Seller Collateral until the conditions to the release of the Liens of the Agent thereon set forth in Section 6.06(b) have been satisfied.

ARTICLE XI.

SUCCESSOR SERVICER PROVISIONS

Section 11.01. Servicer Not to Resign. The Servicer shall not resign from the obligations and duties hereby imposed on it except upon a determination that (a) the performance of its duties hereunder has become impermissible under applicable law or regulation and (b) there is no reasonable action that the Servicer could take to make the performance of its duties hereunder become permissible under applicable law. Any such determination shall (i) with respect to clause (a) above, be evidenced by an opinion of counsel to such effect and (ii) with respect to clause (b) above, be evidenced by an Officer's Certificate to such effect, in each case delivered to the Agent for distribution to the Purchasers. No such resignation shall become effective until a Successor Servicer shall have assumed the responsibilities and obligations of the Servicer in accordance with Section 11.02.

Section 11.02. Appointment of the Successor Servicer. In connection with the termination of the Servicer's responsibilities or the resignation by the Servicer under this Agreement pursuant to Sections 9.02 or 11.01, the Agent shall (a) succeed to and assume all of the Servicer's responsibilities, rights, duties and obligations as Servicer (but not in any other capacity, it being specifically understood that the Agent shall not assume any of the obligations of the Servicer set forth in Section 12.02) under this Agreement (and except that the Agent makes no representations and warranties pursuant to Section 4.02) and (b) may at any time appoint a successor servicer to the Servicer that shall be acceptable to the Agent and shall succeed to all rights and assume all of the responsibilities, duties and liabilities of the Servicer under this Agreement (the Agent, in such capacity, or such successor servicer being referred to as the "Successor Servicer"); provided that the Successor Servicer shall have no responsibility for any actions of the Servicer prior to the date of its appointment or assumption of duties as Successor Servicer. In selecting a Successor Servicer, the Agent may obtain bids from any potential Successor Servicer and may agree to any bid it deems appropriate. The Successor Servicer shall accept its appointment by executing, acknowledging and delivering to the Agent an instrument in form and substance acceptable to the Agent.

Section 11.03. Duties of the Servicer. The Servicer covenants and agrees that, following the appointment of, or assumption of duties by, a Successor Servicer:

(a) The Servicer shall terminate its activities as Servicer hereunder in a manner that facilitates the transfer of servicing duties to the Successor Servicer and is otherwise acceptable to each Purchaser and the Agent and, without limiting the generality of the foregoing, shall timely deliver (i) any funds to the Agent that were required to be remitted to the Agent for deposit in the Collection Account and (ii) all Servicing Records and other information with respect to the Transferred Receivables to the Successor Servicer at a place selected by the Successor Servicer. The Servicer shall account for all funds and shall execute and deliver such instruments and do such other things as may be required to vest and confirm in the Successor Servicer all rights, powers, duties, responsibilities, obligations and liabilities of the Servicer.

(b) The Servicer shall terminate each existing Sub-Servicing Agreement and the Successor Servicer shall not be deemed to have assumed any of the Servicer's interests therein or to have replaced the Servicer as a party thereto.

Section 11.04. Effect of Termination or Resignation. Any termination of or resignation by the Servicer hereunder shall not affect any claims that the Seller, any Purchaser or the Agent may have against the Servicer for events or actions taken or not taken by the Servicer arising prior to any such termination or resignation.

ARTICLE XII.

INDEMNIFICATION

Section 12.01. Indemnities by the Seller.

(a) Without limiting any other rights that any Purchaser, the Agent or any of their respective officers, directors, members, employees, attorneys, agents or representatives (each, an "Indemnified Person") may have hereunder or under applicable law, the Seller hereby agrees to indemnify and hold harmless each Indemnified Person from and against any and all Indemnified Amounts that may be claimed or asserted against or incurred by any such Indemnified Person in connection with or arising out of the transactions contemplated under this Agreement or under any other Related Document or any actions or failures to act in connection therewith, including any and all legal costs and expenses arising out of or incurred in connection with disputes between or among any parties to any of the Related Documents; provided that the Seller shall not be liable for any indemnification to a Indemnified Person to the extent that any such Indemnified Amount (x) results from with respect to any Indemnified Person, (i) such Indemnified Person's gross negligence or (ii) such Indemnified Person's willful misconduct, in each case as finally determined by a court of competent jurisdiction or (y) constitutes recourse for uncollectible or uncollected Transferred Receivables. Without limiting the generality of the foregoing, the Seller shall pay on demand to each Indemnified Person any and all Indemnified Amounts relating to or resulting from:

(i) reliance on any representation or warranty made or deemed made by the Seller (or any of its officers) under or in connection with this Agreement or any other Related Document or on any other information delivered by the Seller pursuant hereto or thereto that shall have been incorrect in any material respect when made or deemed made or delivered;

(ii) the failure by the Seller to comply with any term, provision or covenant contained in this Agreement, any other Related Document or any agreement executed in connection herewith or therewith, any applicable law, rule or regulation with respect to any Transferred Receivable or the Contract therefor, or the nonconformity of any Transferred Receivable or the Contract therefor with any such applicable law, rule or regulation; or

(iii) (1) the failure to vest and maintain vested in the Seller or the Agent valid and properly perfected title to and sole record and beneficial ownership of the Receivables that constitute Transferred Receivables, together with all Collections in respect thereof, free and clear of any Adverse Claim, (2) the failure to maintain or transfer to the Agent for the benefit of the Purchasers a first, priority, perfected Lien in the Seller Collateral and (3) the failure to maintain or transfer to the Agent a first priority, perfected Lien therein;

(iv) any dispute, claim, offset or defense of any Obligor (other than its discharge in bankruptcy to the payment of any Transferred Receivable that is the subject of a Purchase hereunder (including a defense based on such Receivable or the Contract therefor not being a legal, valid and binding obligation of such Obligor enforceable against it in accordance with its terms), or any other claim resulting from the sale of the merchandise or services giving rise to such Receivable or the furnishing of or failure to furnish such merchandise or services or relating to collection activities with respect to such Receivable (if such collection activities were performed by any of its Affiliates acting as Servicer), except to the extent that such dispute, claim, offset or defense results solely from any action or inaction on the part of any Indemnified Person or is otherwise based on the inability of the Obligor to pay;

(v) any products liability claim or other claim arising out of or in connection with merchandise, insurance or services that is the subject of any Contract with respect to any Transferred Receivable;

(vi) the commingling of Collections with respect to Transferred Receivables by the Seller at any time with its other funds or the funds of any other Person;

(vii) any failure by the Seller to cause the filing of, or any delay in filing, financing statements or other similar instruments or documents under the UCC of any applicable jurisdiction or any other applicable laws with respect to any Transferred Receivable that is the subject of a Purchase hereunder, whether at the time of any such Purchase or at any subsequent time; or

(viii) any failure of a Lockbox Account Bank to comply with the terms of the applicable Lockbox Agreement.

(b) Any Indemnified Amounts subject to the indemnification provisions of this Section 12.01 not paid in accordance with Article VI shall be paid by the Seller to the Indemnified Person entitled thereto within five Business Days following demand therefor.

Section 12.02. Indemnities by the Servicer.

(a) Without limiting any other rights that an Indemnified Person may have hereunder or under applicable law, the Servicer hereby agrees to indemnify and hold harmless each Indemnified Person from and against any and all Indemnified Amounts that may be claimed or asserted against or incurred by any such Indemnified Person in connection with or arising out of any breach by the Servicer of its obligations hereunder or under any other Related Document; provided that the Servicer shall not be liable for any indemnification to an Indemnified Person to the extent that any such Indemnified Amount (x) results solely from with respect to any Indemnified Person, (i) such Indemnified Person's gross negligence or (ii) such Indemnified Person's willful misconduct, in each case as finally determined by a court of competent jurisdiction, or (y) constitutes recourse for uncollectible or uncollected Transferred Receivables. Without limiting the generality of the foregoing, the Servicer shall pay on demand to each Indemnified Person any and all Indemnified Amounts relating to or resulting from:

(i) reliance on any representation or warranty made or deemed made by the Servicer (or any of its officers) under or in connection with this Agreement or any other Related Document or on any other information delivered by the Servicer pursuant hereto or thereto that shall have been incorrect in any material respect when made or deemed made or delivered;

(ii) the failure by the Servicer to comply with any term, provision or covenant contained in this Agreement, any other Related Document or any agreement executed in connection herewith or therewith, any applicable law, rule or regulation with respect to any Transferred Receivable or the Contract therefor, or the nonconformity of any Transferred Receivable or the Contract therefor with any such applicable law, rule or regulation;

(iii) the imposition of any Adverse Claim with respect to any Transferred Receivable or the Seller Collateral as a result of any action taken by the Servicer; or

(iv) the commingling of Collections with respect to Transferred Receivables by the Servicer at any time with its other funds or the funds of any other Person.

(b) Any Indemnified Amounts subject to the indemnification provisions of this Section 12.02 not paid in accordance with Article VI shall be paid by the Servicer to the Indemnified Person entitled thereto within five Business Days following demand therefor.

Section 12.03. Limitation of Damages; Indemnified Persons. NO INDEMNIFIED PERSON SHALL BE RESPONSIBLE OR LIABLE TO ANY OTHER PARTY TO THIS AGREEMENT OR ANY OTHER RELATED DOCUMENT, ANY SUCCESSOR, ASSIGNEE OR THIRD PARTY BENEFICIARY OF SUCH PERSON OR ANY OTHER PERSON ASSERTING CLAIMS DERIVATIVELY THROUGH SUCH PARTY, FOR INDIRECT, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES THAT MAY BE

ALLEGED AS A RESULT OF ANY TRANSACTION CONTEMPLATED HEREUNDER OR THEREUNDER.

ARTICLE XIII.

AGENT

Section 13.01. Authorization and Action. The Agent may take such action and carry out such functions under this Agreement as are authorized to be performed by it pursuant to the terms of this Agreement, any other Related Document or otherwise contemplated hereby or thereby or are reasonably incidental thereto; provided that the duties of the Agent hereunder shall be determined solely by the express provisions of this Agreement, and, other than the duties set forth in Section 13.02, any permissive right of the Agent hereunder shall not be construed as a duty.

Section 13.02. Reliance. None of the Agent, any of its Affiliates or any of their respective directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or the other Related Documents, except for damages solely caused by its or their own gross negligence or willful misconduct as finally determined by a court of competent jurisdiction. Without limiting the generality of the foregoing, and notwithstanding any term or provision hereof to the contrary, the Seller, the Servicer, each of the Purchasers hereby acknowledges and agrees that the Agent (a) acts as agent hereunder for such Purchaser and has no duties or obligations to, shall incur no liabilities or obligations to, and does not act as an agent in any capacity for, the Seller (other than, with respect to the Agent, under the Power of Attorney with respect to remedial actions) or the Originators, (b) may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts, (c) makes no representation or warranty hereunder to any Affected Party and shall not be responsible to any such Person for any statements, representations or warranties made in or in connection with this Agreement or the other Related Documents, (d) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement, or the other Related Documents on the part of the Seller, the Servicer or any Purchaser or to inspect the property (including the books and records) of the Seller, the Servicer or any Purchaser, (e) shall not be responsible to the Seller, the Servicer or any Purchaser for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or the other Related Documents or any other instrument or document furnished pursuant hereto or thereto, (f) shall incur no liability under or in respect of this Agreement or the other Related Documents by acting upon any notice, consent, certificate or other instrument or writing believed by it to be genuine and signed, sent or communicated by the proper party or parties and (g) shall not be bound to make any investigation into the facts or matters stated in any notice or other communication hereunder and may rely on the accuracy of such facts or matters. Notwithstanding the foregoing, the Agent acknowledges that it has a duty to transfer funds between and among the Accounts and the Collection Account, in accordance with Article VI and the instructions of the Servicer.

Section 13.03. GECC and Affiliates. GECC and its Affiliates may generally engage in any kind of business with any Obligor, the Originators, the Seller, the Servicer or any Purchaser, any of their respective Affiliates and any Person who may do business with or own securities of such Persons or any of their respective Affiliates, all as if GECC were not the Agent and without the duty to account therefor to any Obligor, any Originator, the Seller, the Servicer, any Purchaser or any other Person.

ARTICLE XIV.

MISCELLANEOUS

Section 14.01. Notices. Except as otherwise provided herein, whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties by any other parties, or whenever any of the parties desires to give or serve upon any other parties any communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be deemed to have been validly served, given or delivered (a) upon the earlier of actual receipt and three Business Days after deposit in the United States Mail, registered or certified mail, return receipt requested, with proper postage prepaid, (b) upon transmission, when sent by facsimile (with such facsimile promptly confirmed by delivery of a copy by personal delivery or United States Mail as otherwise provided in this Section 14.01), (c) one Business Day after deposit with a reputable overnight courier with all charges prepaid or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address or facsimile number set forth under its name on the signature page hereof or to such other address (or facsimile number) as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Failure or delay in delivering copies of any notice, demand, request, consent, approval, declaration or other communication to any Person (other than the Purchasers and the Agent) designated in any written notice provided hereunder to receive copies shall in no way adversely affect the effectiveness of such notice, demand, request, consent, approval, declaration or other communication. Notwithstanding the foregoing, whenever it is provided herein that a notice is to be given to any other party hereto by a specific time, such notice shall only be effective if actually received by such party prior to such time, and if such notice is received after such time or on a day other than a Business Day, such notice shall only be effective on the immediately succeeding Business Day.

Section 14.02. Assignment and Participations.

(a) Subject to the terms of this Section 14.02, any Purchaser may make an assignment to a qualified assignee of, or sale of participations in, at any time or times, the Related Documents, its Pro Rata Share of the Purchaser Interests and its Commitment or any portion thereof or interest therein, including any Purchaser's rights, title, interests, remedies, powers or duties thereunder. Any assignment by a Purchaser shall: (i) require the consent of Agent (which consent shall not be unreasonably withheld or delayed with respect to a qualified assignee) and the execution of an assignment agreement in form and substance reasonably satisfactory to, and acknowledged by, Agent (an "Assignment Agreement"); (ii) be conditioned on such assignee Purchaser representing to the assigning Purchaser and Agent that it is purchasing the applicable Purchaser Interest to be assigned to it for its own account, for investment purposes and not with a view to the distribution thereof; (iii) after giving effect to any such partial assignment, the assignee Purchaser shall have Commitments in an amount at least equal to $5,000,000 and the assigning Purchaser shall have retained Commitments in an amount at least equal to $5,000,000; and (iv) include a payment to Agent of an assignment fee of $3,500. In the case of an assignment by a Purchaser under this Section 14.02(a), the assignee shall have, to the extent of such assignment, the same rights, benefits and obligations as all other Purchasers hereunder. The assigning Purchaser shall be relieved of its obligations hereunder with respect to its Commitments or assigned portion thereof from and after the date of such assignment. Seller hereby acknowledges and agrees that any assignment shall give rise to a direct obligation of Seller to the assignee and that the assignee shall be considered to be a "Purchaser". In all instances, each Purchaser's liability to invest in the Purchaser Interests hereunder shall be several and not joint and shall be limited to such Purchaser's Pro Rata Share of the applicable Commitment. In the event Agent or any Purchaser assigns or otherwise transfers all or any part of the Seller Secured Obligations, Agent or any such Purchaser shall so notify Seller. Notwithstanding the foregoing provisions of this Section 14.02(a), any Purchaser may at any time pledge the Seller Secured Obligations held by it and such Purchaser's rights under this Agreement and the other Related Documents to a Federal Reserve Bank, and any Purchaser that is an investment fund may assign the Seller Secured Obligations held by it and such Purchaser's rights under this Agreement and the other Related Documents to another investment fund managed by the same investment advisor; provided, that no such pledge to a Federal Reserve Bank shall release such Purchaser from such Purchaser's obligations hereunder or under any other Relevant Document.

(b) Any participation by a Purchaser of all or any part of its Commitment shall be made with the understanding that all amounts payable by Seller hereunder shall be determined as if that Purchaser had not sold such participation, and that the holder of any such participation shall not be entitled to require such Purchaser to take or omit to take any action hereunder except actions directly affecting (i) any reduction in the principal amount of, or interest rate or Fees payable with respect to, any Seller Secured Obligations in which such holder participates, (ii) any extension of the scheduled amortization of the principal amount of any Purchaser Interest in which such holder participates or the final maturity date thereof, and (iii) any release of all or substantially all of the Seller Collateral (other than in accordance with the terms of this Agreement or the other Related Documents). Solely for purposes of Sections 2.09 and 2.10, Seller acknowledges and agrees that a participation shall give rise to a direct obligation of Seller to the participant and the participant shall be considered to be a "Purchaser". Except as set forth in the preceding sentence none of Seller, the Originators, Servicer nor Performance Guarantor shall have any obligation or duty to any participant. Neither Agent nor any Purchaser (other than the Purchaser selling a participation) shall have any duty to any participant and may continue to deal solely with the Purchaser selling a participation as if no such sale had occurred.

(c) Except as expressly provided in this Section 14.02, no Purchaser shall, as between Seller and that Purchaser, or Agent and that Purchaser, be relieved of any of its obligations hereunder as a result of any sale, assignment, transfer or negotiation of, or granting of participation in, all or any part of the Purchaser Interests or Seller Secured Obligations owed to such Purchaser.

(d) Each of Seller and Servicer shall assist any Purchaser permitted to sell assignments or participations under this Section 14.02 as reasonably required to enable the assigning or selling Purchaser to effect any such assignment or participation, including the execution and delivery of any and all agreements, notes and other documents and instruments as shall be requested and the preparation of informational materials for, and the participation of management in meetings with, potential assignees or participants. Each of Seller and Servicer shall certify the correctness, completeness and accuracy of all descriptions of Seller, Servicer and their respective affairs contained in any selling materials provided by it and all other information provided by it and included in such materials.

(e) A Purchaser may furnish any information concerning Seller, Servicer, the Originators or Performance Guarantor in the possession of such Purchaser from time to time to assignees and participants (including prospective assignees and participants); provided that such Purchaser shall obtain from assignees or participants confidentiality covenants substantially equivalent to those contained in Section 14.05.

Section 14.03. Termination; Survival of Seller Secured Obligations Upon Facility Termination Date.

(a) This Agreement shall create and constitute the continuing obligations of the parties hereto in accordance with its terms, and shall remain in full force and effect until the Termination Date.

(b) Except as otherwise expressly provided herein or in any other Related Document, no termination or cancellation (regardless of cause or procedure) of any commitment made by any Affected Party under this Agreement shall in any way affect or impair the obligations, duties and liabilities of the Seller or the rights of any Affected Party relating to any unpaid portion of the Seller Secured Obligations, due or not due, liquidated, contingent or unliquidated or any transaction or event occurring prior to such termination, or any transaction or event, the performance of which is required after the Facility Termination Date. Except as otherwise expressly provided herein or in any other Related Document, all undertakings, agreements, covenants, warranties and representations of or binding upon the Seller or the Servicer, and all rights of any Affected Party hereunder, all as contained in the Related Documents, shall not terminate or expire, but rather shall survive any such termination or cancellation and shall continue in full force and effect until the Termination Date; provided that the rights and remedies provided for herein with respect to any breach of any representation or warranty made by the Seller or the Servicer pursuant to Article IV, the indemnification and payment provisions of Article XII and Sections 14.04, 14.05 and 14.06 shall be continuing and shall survive the Termination Date.

Section 14.04. Costs, Expenses and Taxes. (a) The Seller shall reimburse the Agent for all out-of-pocket expenses incurred in connection with the negotiation and preparation of this Agreement and the other Related Documents (including the reasonable fees and expenses of all of its special counsel, advisors, consultants and auditors retained in connection with the transactions contemplated thereby and advice in connection therewith). The Seller shall reimburse the Purchasers and the Agent for all fees, costs and expenses, including the fees, costs and expenses of counsel or other advisors (including environmental and management consultants and appraisers) for advice, assistance, or other representation in connection with:

(i) the forwarding to the Seller or any other Person on behalf of the Seller by the Purchasers of any payments for Purchases made by it hereunder;

(ii) any amendment, modification or waiver of, consent with respect to, or termination of this Agreement or any of the other Related Documents or advice in connection with the administration thereof or their respective rights hereunder or thereunder;

(iii) any Litigation, contest or dispute (whether instituted by the Seller, the Purchasers, the Agent or any other Person as a party, witness, or otherwise (except any Litigation, contest or dispute arising solely between Seller and Agent and/or the Purchasers with respect to this Agreement in which Seller prevails because a court of competent jurisdiction by final and nonappealable judgment determines that Agent and/or Purchasers, as the case may be, have acted with gross negligence or willful misconduct) in any way relating to the Seller Collateral, any of the Related Documents or any other agreement to be executed or delivered in connection herewith or therewith, including any Litigation, contest, dispute, suit, case, proceeding or action, and any appeal or review thereof, in connection with a case commenced by or against the Seller or any other Person that may be obligated to the Purchasers or the Agent by virtue of the Related Documents, including any such Litigation, contest, dispute, suit, proceeding or action arising in connection with any work-out or restructuring of the transactions contemplated hereby during the pendency of one or more Termination Events;

(iv) any attempt to enforce any remedies of the Purchasers or the Agent against the Seller or any other Person that may be obligated to them by virtue of any of the Related Documents, including any such attempt to enforce any such remedies in the course of any work-out or restructuring of the transactions contemplated hereby during the pendency of one or more Termination Events;

(v) any work-out or restructuring of the transactions contemplated hereby during the pendency of one or more Termination Events; and

(vi) efforts to (A) monitor the Purchases or any of the Seller Secured Obligations, (B) evaluate, observe or assess the Originators, the Seller or the Servicer or their respective affairs, and (C) verify, protect, evaluate, assess, appraise, collect, sell, liquidate or otherwise dispose of any of the Seller Collateral;

including all attorneys' and other professional and service providers' fees arising from such services, including those in connection with any appellate proceedings, and all expenses, costs, charges and other fees incurred by such counsel and others in connection with or relating to any of the events or actions described in this Section 14.04, all of which shall be payable, on demand, by the Seller to the Purchasers or the Agent, as applicable. Without limiting the generality of the foregoing, such expenses, costs, charges and fees may include: fees, costs and expenses of accountants, environmental advisors, appraisers, investment bankers, management and other consultants and paralegals; court costs and expenses; photocopying and duplication expenses; court reporter fees, costs and expenses; long distance telephone charges; air express charges; telegram or facsimile charges; secretarial overtime charges; and expenses for travel, lodging and food paid or incurred in connection with the performance of such legal or other advisory services.

(b) In addition, the Seller shall pay on demand any and all stamp, sales, excise and other taxes (excluding income taxes that are excluded from Indemnified Taxes in accordance with Section 2.08(b)) and fees payable or determined to be payable in connection with the execution, delivery, filing or recording of this Agreement or any other Related Document, and the Seller agrees to indemnify and save each Indemnified Person harmless from and against any and all liabilities with respect to or resulting from any delay or failure to pay such taxes and fees.

Section 14.05. Confidentiality.

(a) Except to the extent otherwise required by applicable law, as required to be filed publicly with the Securities and Exchange Commission, or unless the Agent shall otherwise consent in writing, the Seller and the Servicer each agrees to maintain the confidentiality of this Agreement (and all drafts hereof and documents ancillary hereto) in its communications with third parties other than any Affected Party or any Indemnified Person and otherwise and not to disclose, deliver or otherwise make available to any third party (other than its directors, officers, members, employees, accountants or counsel) the original or any copy of all or any part of this Agreement (or any draft hereof and documents ancillary hereto) except to an Affected Party or an Indemnified Person.

(b) The Seller and the Servicer each agrees that it shall not (and shall not permit any of its Subsidiaries to) issue any news release or make any public announcement pertaining to the transactions contemplated by this Agreement and the other Related Documents without the prior written consent of the Purchasers and the Agent (which consent shall not be unreasonably withheld) unless such news release or public announcement is required by law, in which case the Seller or the Servicer, as applicable, shall consult with the Purchasers and the Agent prior to the issuance of such news release or public announcement. The Seller may, however, disclose the general terms of the transactions contemplated by this Agreement and the other Related Documents to trade creditors, suppliers and other similarly-situated Persons so long as such disclosure is not in the form of a news release or public announcement.

Section 14.06. Binding Effect; Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Seller, the Servicer, the Purchasers and the Agent and their respective successors and permitted assigns.

Section 14.07. Complete Agreement; Modification of Agreement. This Agreement and the other Related Documents constitute the complete agreement among the parties hereto with respect to the subject matter here of and thereof, supersede all prior agreements and understandings relating to the subject matter hereof and thereof, and may not be modified, altered or amended except as set forth in Section 14.08.

Section 14.08. Amendments and Waivers. No amendment, modification, termination or waiver of any provision of this Agreement or any of the other Related Documents, or any consent to any departure by the Seller or the Servicer therefrom, shall in any event be effective unless the same shall be in writing and signed by each of the parties hereto or thereto.

Section 14.09. No Waiver; Remedies. The failure by any Purchaser or the Agent, at any time or times, to require strict performance by the Seller or the Servicer of any provision of this Agreement or any Purchase Assignment shall not waive, affect or diminish any right of any Purchaser or the Agent thereafter to demand strict compliance and performance herewith or therewith. Any suspension or waiver of any breach or default hereunder shall not suspend, waive or affect any other breach or default whether the same is prior or subsequent thereto and whether the same or of a different type. None of the undertakings, agreements, warranties, covenants and representations of the Seller or the Servicer contained in this Agreement or any Purchase Assignment, and no breach or default by the Seller or the Servicer hereunder or thereunder, shall be deemed to have been suspended or waived by the Purchasers or the Agent unless such waiver or suspension is by an instrument in writing signed by an officer of or other duly authorized signatory of the Purchasers and the Agent and directed to the Seller or the Servicer, as applicable, specifying such suspension or waiver. The rights and remedies of the Purchasers and the Agent under this Agreement shall be cumulative and nonexclusive of any other rights and remedies that the Purchasers and the Agent may have under any other agreement, including the other Related Documents, by operation of law or otherwise. Recourse to the Seller Collateral shall not be required.

Section 14.10. **GOVERNING LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL.**

(a) THIS AGREEMENT AND EACH OTHER RELATED DOCUMENT (EXCEPT TO THE EXTENT THAT ANY RELATED DOCUMENT EXPRESSLY PROVIDES TO THE CONTRARY) AND THE OBLIGATIONS ARISING HEREUNDER AND THEREUNDER SHALL IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ILLINOIS EXCEPT TO THE EXTENT THAT THE PERFECTION, EFFECT OF PERFECTION OR PRIORITY OF THE INTERESTS OF THE AGENT IN THE RECEIVABLES OR REMEDIES HEREUNDER OR THEREUNDER, IN RESPECT THEREOF, ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF ILLINOIS, AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA.

(b) EACH PARTY HERETO HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN COOK COUNTY, CITY OF CHICAGO, ILLINOIS SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THEM PERTAINING TO THIS AGREEMENT OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER RELATED DOCUMENT; PROVIDED THAT EACH PARTY HERETO ACKNOWLEDGES THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE COOK COUNTY; PROVIDED FURTHER, THAT NOTHING IN THIS AGREEMENT SHALL BE DEEMED OR OPERATE TO PRECLUDE ANY PURCHASER OR THE AGENT FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO REALIZE ON THE SELLER COLLATERAL OR ANY OTHER SECURITY FOR THE SELLER SECURED OBLIGATIONS, OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF ANY PURCHASER OR THE AGENT. EACH PARTY HERETO SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND EACH PARTY HERETO HEREBY WAIVES ANY OBJECTION THAT SUCH PARTY MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT. EACH PARTY HERETO HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINT AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO SUCH PARTY AT THE ADDRESS SET FORTH BENEATH ITS NAME ON THE SIGNATURE PAGES HEREOF AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON THE EARLIER OF SUCH PARTY'S ACTUAL RECEIPT THEREOF OR THREE DAYS AFTER DEPOSIT IN THE UNITED STATES MAIL, PROPER POSTAGE PREPAID. NOTHING IN THIS SECTION SHALL AFFECT THE RIGHT OF ANY PARTY

HERETO TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

(c) **BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER RELATED DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.**

Section 14.11. Counterparts. This Agreement may be executed in any number of separate counterparts, each of which shall collectively and separately constitute one agreement.

Section 14.12. Severability. Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section 14.13. Section Titles. The section titles and table of contents contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

Section 14.14. Further Assurances.

(a) Each of the Seller and the Servicer shall, at its sole cost and expense, upon request of any Purchaser or the Agent, promptly and duly execute and deliver any and all further instruments and documents and take such further action that may be necessary or desirable or that any Purchaser or the Agent may request to (i) perfect, protect, preserve, continue and maintain fully the Purchases made and the right, title and interests (including Liens) granted to the Agent under this Agreement, (ii) enable the Purchasers or the Agent to exercise and enforce its rights under this Agreement or any of the other Related Documents or (iii) otherwise carry out more effectively the provisions and purposes of this Agreement or any other Related Document. Without limiting the generality of the foregoing, the Seller shall, upon request of any Purchaser or the Agent, (A) execute and file such financing or continuation statements, or amendments thereto or assignments thereof, and such other instruments or notices that may be necessary or desirable or that any Purchaser or the Agent may request to perfect, protect and preserve the Purchases made and the Liens granted pursuant to this Agreement, free and clear of all Adverse Claims, (B) mark, or cause the Servicer to mark, each Contract evidencing each Transferred Receivable with a legend, acceptable to each Purchaser and the Agent evidencing that the Agent on behalf of the Purchasers has purchased an undivided percentage ownership interest in all right and title thereto and interest therein as provided herein (for example, "This writing and the obligations evidenced or secured hereby have been sold to General Electric Capital Corporation for itself and as Agent"), (C) mark, or cause the Servicer to mark, its master data processing records evidencing such Transferred Receivables with such a legend and (D) notify or cause the Servicer to notify Obligors of the sale of undivided percentage ownership interests in the Transferred Receivables effected hereunder.

(b) Without limiting the generality of the foregoing, the Seller hereby authorizes the Purchasers and the Agent, and each of the Purchasers hereby authorizes the Agent, to file one or more financing or continuation statements, or amendments thereto or assignments thereof, relating to all or any part of the Transferred Receivables, including Collections with respect thereto, or the Seller Collateral without the signature of the Seller or, as applicable, the Agent or any Purchaser to the extent permitted by applicable law. A carbon, photographic or other reproduction of this Agreement or of any notice or financing statement covering the Transferred Receivables, the Seller Collateral or any part thereof shall be sufficient as a notice or financing statement where permitted by law.

IN WITNESS WHEREOF, the parties have caused this Receivables Purchase and Servicing Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

WNC RECEIVABLES, LLC, as the Seller

By ______________________________
Name: Christopher A. Black
Title: Manager

Address:

WABASH FINANCING LLC, as the Servicer

By ______________________________
Name: Christopher A. Black,
Authorized Representative

Address:

WNC RECEIVABLES MANAGEMENT CORP.,
as the Independent Member

By ______________________________
Name: Christopher A. Black
Title: Manager

Address:

GENERAL ELECTRIC CAPITAL CORPORATION,
as Purchaser

By ______________________________
Name: ______________________________
Duly Authorized Signatory

Address:
500 West Monroe Street, Suite 1200
Chicago, Illinois 60661
Attention: Account Manager
Telephone: (312) 463-2239
Facsimile: (312) 463-3840

GENERAL ELECTRIC CAPITAL CORPORATION,
as Agent

By ______________________________
Name: ______________________________
Duly Authorized Signatory

Address:
500 West Monroe Street, Suite 1200
Chicago, Illinois 60661
Attention: Account Manager
Telephone: (312) 463-2239
Facsimile: (312) 463-3840

Exhibit 2.02(a)

FORM OF COMMITMENT REDUCTION NOTICE

[Insert Date]

WNC Receivables LLC
[Address]
[Attention:]

General Electric Capital Corporation,
as Agent
c/o General Electric Capital Corporation
500 West Monroe Street, Suite 1200
Chicago, Illinois 60661
Attn: [Account Manager]

Re: Receivables Purchase and Servicing Agreement dated as of April 11, 2002

Ladies and Gentlemen:

This notice is given pursuant to Section 2.02(a) of that certain Receivables Purchase and Servicing Agreement dated as of April 11 , 2002 (the "**Purchase Agreement**"), by and among WNC Receivables LLC (the "**Seller**"), Wabash Financing LLC (the "**Servicer**"), WNC Receivables Management Corp. (the "**Independent Member**") and General Electric Capital Corporation, a Delaware corporation, as the sole initial Purchaser (together with its successors and assigns, the "**Purchasers**") and as agent for the Purchasers (in such capacity, the "**Agent**"). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Purchase Agreement.

Pursuant to Section 2.02(a) of the Purchase Agreement, the Seller hereby irrevocably notifies the Purchasers and the Agent of its election to permanently reduce the Maximum Purchase Limit to [$_____], effective as of [_____ __], [___] (which is a Business Day at least ten days after the date this notice is given). This reduction is the [first/second] reduction [for the current calendar year] permitted by Section 2.02(a) of the Purchase Agreement. After such reduction, the Maximum Purchase Limit will not be less than the Capital Investment.

Very truly yours,

WNC RECEIVABLES LLC

By:____________________________________
Name:__________________________________
Title:___________________________________

Exhibit 2.02(b)

FORM OF COMMITMENT TERMINATION NOTICE

[Insert Date]

WNC Receivables LLC
[Address]
[Attention:]

General Electric Capital Corporation,
as Agent
c/o General Electric Capital Corporation
500 West Monroe Street, Suite 1200
Chicago, Illinois 60661
Attn: [Account Manager]

Re: Receivables Purchase and Servicing Agreement
dated as of April 11, 2002

Ladies and Gentlemen:

This notice is given pursuant to Section 2.02(b) of that certain Receivables Purchase and Servicing Agreement dated as of April 11, 2002 (the "**Purchase Agreement**"), by and among WNC Receivables LLC (the "**Seller**"), Wabash Financing LLC (the "**Servicer**"), WNC Receivables Management Corp. (the "**Independent Member**") and General Electric Capital Corporation, a Delaware corporation, as the sole initial Purchaser (together with its successors and assigns, the "**Purchasers**") and as agent for the Purchasers (in such capacity, the "**Agent**"). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Purchase Agreement.

Pursuant to Section 2.02(b) of the Purchase Agreement, the Seller hereby irrevocably notifies the Purchasers and the Agent of its election to terminate the Maximum Purchase Limit effective as of [______ __], [___] (which is a Business Day at least 90 days after the date this notice is given). In connection therewith, the Seller shall reduce Capital Investment to zero on or prior to such date and make all other payments required by Section 2.03(c) and pay any other fees that are due and payable pursuant to the Fee Letter at the time and in the manner specified therein.

Very truly yours,

WNC RECEIVABLES LLC

By:______________________________________
Name:____________________________________
Title:_____________________________________

Exhibit 2.03(a)(i)

WNC RECEIVABLES LLC
DAILY INVESTMENT BASE CERTIFICATE

Wabash National Corporation
Daily Investment Base Certificate
For the Day Ended ________________________

	Wabash National	**NATC**	**Total**
Beginning of prior borrowing base accounts receivable balance			-
+ Sales			-
- Cash Collected			-
- Cash discounts			-
+/- Other			-
= Gross Amount of Accounts	-	-	-
Less ineligibles:			
Past due (>60 days past due date or >90 days past invoice)			-
Cross-aging (50% rule)			-
Credit Balances (>60 days)			-
Addbacks			-
Foreign Customer Accounts (non-Canada)			-
Government Accounts			-
Contra Accounts			-
JB Hunt Pricing Adjustment			-
Bill & Hold (no MSO issued)			-
Bill & Hold (O/S > 45 days, >3% of gross A/R)			-
Guaranteed Buybacks			-
Trailers received not credited			-
Committed Not Received (1)			-
Sales Tax, FET and Commissions			-
COD/Cash Accounts			-
Billings to Individuals			-
Intercompany Accounts			-
Delayed Billings			-
Unissued Credits (Trade-ins)			-
Chargebacks			-
Disputed Invoices			-

Unsatisfactory Credit Rating			-
Due from Bankrupt or Insolvent Customer			-
Customer Deposits			-
Total Ineligibles	-	-	-
Eligible Accounts Receivable	-	-	-
Reserves: Concentration Excess as a % of Eligible A/R			-
> 40% of terms 30<x<45 days			-
Other			-
Total Reserves	-	-	-
Investment Base	-	-	-
Dilution Ratio			3%
Purchase Discount Rate (1 - (2 x Dilution Ratio + 5%))			85%
Available Accounts Receivable			-
Less: 1% Accrued Servicing Fee			-
Net Available Accounts Receivable			-
Availability Block (2)			7,500,000
Availability			**(7,500,000)**

Capital Investment

Capital Investment Available / (Purchase Excess)	**(7,500,000)**

(1) Until May 12, 2002, any amounts of Committed Not Received > $5MM are ineligble. After 5/12/02, all amounts of Committed Not Received will be held ineligible if no offset letters in form and substance acceptable to GECC have been received. At all times, Committed Not Received report shall be updated weekly and all offsetting accounts shall be updated daily.
(2) Until 6/30/02, the greater of $7.5MM or 25% of Available A/R, not to exceed $15MM. $15MM at all times after 6/30/02. If Block is less than $15MM at 6/15/02, Block shall increase by $250M per day between 6/16/02 and 6/30/02 until it reaches $15MM.

Accrued Servicing Fee Reserve	
Daily Servicing Fee (1% of prior day's Transferred Receivables)	-
Month-to-Date Servicing Fee (Accrued Month-to-date)	-

Servicing Fee Calculation

Transferred **Servicing**

Day of Month	**Receivables**	**Fee ***
1		-
2		-
3		-
4		-
5		-
6		-
7		-
8		-
9		-
10		-
11		-
12		-
13		-
14		-
15		-
16		-
17		-
18		-
19		-
20		-
21		-
22		-
23		-
24		-
25		-
26		-
27		-
28		-
29		-
30		-
31		-
Month to Date Accrual		-

* 1% of Prior Day's Transferred Receivables, calculated on a 360 day basis.

The undersigned hereby represents and warrants that the foregoing is a true and accurate accounting in accordance with the Receivables Purchase and Sale Agreement dated as of April

11, 2002, by and among WNC Receivables, LLC, as Seller, the undersigned, as Servicer, WNC Receivables Management Corp., and General Electric Capital Corporation, individually and as Agent, as amended from time to time (the "Purchase Agreement") and that all representations and warranties of the Seller and the Servicer set forth in Sections 4.01 and 4.02 of the Purchase Agreement are true and correct as of the date hereof. Further, no event has occurred and is continuing, as of the date hereof that constitutes an Incipient Termination Event, a Termination Event, an Incipient Servicer Termination Event or an Event of Servicer Termination.

WABASH FINANCING LLC, as Servicer

By: ________________________
Name:
Title:

Exhibit 2.03(a)(ii)

WNC RECEIVABLES LLC
WEEKLY INVESTMENT BASE CERTIFICATE

Wabash National Corporation
Weekly Investment Base Certificate
For the Week Ended ________________________

	Wabash National	NATC	Total
Beginning of prior borrowing base accounts receivable balance			-
+ Sales			-
- Cash Collected			-
- Cash discounts			-
+/- Other			-
= Gross Amount of Accounts	-	-	-
Less ineligibles:			
Past Due (>60 days past due date or >90 days past invoice)			-
Cross-aging (50% rule)			-
Credit Balances (>60 days)			-
Addbacks			-
Foreign Customer Accounts (non-Canada)			-
Government Accounts			-
Contra Accounts			-
JB Hunt Pricing Adjustment			-
Bill & Hold (no MSO issued)			-
Bill & Hold (O/S > 45 days, >3% of gross A/R)			-
Guaranteed Buybacks			-
Committed Not Received (1)			-
Sales Tax, FET and Commissions			-
COD/Cash Accounts			-
Billings to Individuals			-
Intercompany Accounts			-
Delayed Billings			-
Unissued Credits (Trade-ins)			-
Chargebacks			-
Disputed Invoices			-

Unsatisfactory Credit Rating			-
Due from Bankrupt or Insolvent Customer			-
Customer Deposits			-
Total Ineligibles	-	-	-
Eligible Accounts Receivable	-	-	-
Reserves: Concentration Excess as a % of Eligible A/R			-
> 40% of terms 30<x<45 days			-
Other			-
Total Reserves	-	-	-
Investment Base	-	-	-
Dilution Ratio			3%
Purchase Discount Rate (1 - (2 x Dilution Ratio + 5%))			85%
Available Accounts Receivable			-
Less: 1% Accrued Servicing Fee			-
Net Available Accounts Receivable			-
Availability Block (2)			7,500,000
Maximum Availability			**(7,500,000)**

Capital Investment

Capital Investment Available / (Purchase Excess)	**(7,500,000)**

(1) Until 5/12/02, any amounts of Committed Not Received > $5MM are ineligible. After 5/12/02, all amounts of Committed Not Received will be held ineligible if no offset letters in form and substance acceptable to GECC have been received. At all times, Committed Not Received report shall be updated weekly and all offsetting accounts shall be updated daily.

(2) Until 6/30/02, the greater of $7.5MM or 25% of Available A/R, not to exceed $15MM. $15MM at all times after 6/30/02. If Block is less than $15MM at 6/15/02, Block shall increase by $250M per day between 6/16/02 and 6/30/02 until it reaches $15MM.

Accrued Servicing Fee Reserve	
Daily Servicing Fee (1% of prior day's Transferred Receivables)	-
Month-to-Date Servicing Fee (Accrued Month-to-date)	-

Servicing Fee Calculation

Day of Month	Transferred Receivables	Servicing Fee *
1		-
2		-
3		-
4		-
5		-
6		-
7		-
8		-
9		-
10		-
11		-
12		-
13		-
14		-
15		-
16		-
17		-
18		-
19		-
20		-
21		-
22		-
23		-
24		-
25		-
26		-
27		-
28		-
29		-
30		-
31		-
Month to Date Accrual		-

* 1% of Prior Day's Transferred Receivables, calculated on a 360 day basis.

The undersigned hereby represents and warrants that the foregoing is a true and accurate accounting in accordance with the Receivables Purchase and Sale Agreement dated as of April 11, 2002, by and among WNC Receivables, LLC, as Seller, the undersigned, as

Servicer, WNC Receivables Management Corp., and General Electric Capital Corporation, individually and as Agent, as amended from time to time (the "Purchase Agreement") and that all representations and warranties of the Seller and the Servicer set forth in Sections 4.01 and 4.02 of the Purchase Agreement are true and correct as of the date hereof. Further, no event has occurred and is continuing, as of the date hereof that constitutes an Incipient Termination Event, a Termination Event, an Incipient Servicer Termination Event or an Event of Servicer Termination.

WABASH FINANCING LLC, as Servicer

By: ______________________
Name:
Title:

Exhibit 2.03(a)(iii)

WNC RECEIVABLES LLC
MONTHLY REPORT

[MUTUALLY ACCEPTABLE FORM TO BE ATTACHED POST-CLOSING PRIOR TO MAY 18, 2002, WHICH, WHEN ATTACHED, SHALL BE A PART OF THE PURCHASE AGREEMENT]

Exhibit 2.03(b)

FORM OF PURCHASE REQUEST

[Insert Date]

WNC Receivables LLC
[Address]
[Attention:]

General Electric Capital Corporation,
as Agent
c/o General Electric Capital Corporation
500 West Monroe Street, Suite 1200
Chicago, Illinois 60661
Attn: [Account Manager]

Re: Receivables Purchase and Servicing Agreement dated as of April , 2002

Ladies and Gentlemen:

This notice is given pursuant to Section 2.03(b) of that certain Receivables Purchase and Servicing Agreement dated as of April 11, 2002 (the "**Purchase Agreement**"), by and among WNC Receivables LLC (the "**Seller**"), Wabash Financing LLC (the "**Servicer**"), WNC Receivables Management Corp. (the "**Independent Member**") and General Electric Capital Corporation, a Delaware corporation, as the sole initial Purchaser (together with its successors and assigns, the "**Purchasers**") and as agent for the Purchasers (in such capacity, the "**Agent**"). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Purchase Agreement.

Pursuant to Section 2.01 of the Purchase Agreement, the Seller hereby requests that a Purchase be made from the Seller on [______ __], [____] (which is a Business Day), in the amount of [$_____], to be disbursed to the Seller in accordance with Section 2.04(b) of the Purchase Agreement. The Seller hereby confirms that the conditions set forth in Section 3.02 of the Purchase Agreement have been satisfied.

Very truly yours,

WNC RECEIVABLES LLC

By:______________________________
Name:____________________________
Title:_____________________________

Exhibit 2.04(a)

FORM OF PURCHASE ASSIGNMENT

THIS PURCHASE ASSIGNMENT (the "**Purchase Assignment**") is entered into as of April 11, 2002 by and between **WNC RECEIVABLES LLC** ("**Seller**"), **WNC RECEIVABLES MANAGEMENT CORP.** (the "**Independent Member**"), and **GENERAL ELECTRIC CAPITAL CORPORATION**, as Agent under the Purchase Agreement described below (the "**Agent**").

1. We refer to that certain Receivables Purchase and Servicing Agreement (the "**Purchase Agreement**") of even date herewith among the Seller, the Servicer, the Independent Member, the Purchasers and the Agent. All of the terms, covenants and conditions of the Purchase Agreement are hereby made a part of this Purchase Assignment and are deemed incorporated herein in full. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.

2. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Seller hereby sells to each of the Purchasers, for the ratable benefit of the Purchasers, without recourse, except as provided in Section 12.01 of the Purchase Agreement, an undivided interest in all of the Seller's right, title and interest in, under and to all Transferred Receivables (including all Collections, Records and proceeds with respect thereto) sold from time to time by the Seller to such Purchasers under the Purchase Agreement to the extent of such Purchasers' Purchaser Interest and subject to the terms and conditions of the Purchase Agreement.

3. The Seller hereby covenants and agrees to sign, sell or execute and deliver, or cause to be signed, sold or executed and delivered, and to do or make, or cause to be done or made, upon request of the Agent and at the Seller's expense, any and all agreements, instruments, papers, deeds, acts or things, supplemental, confirmatory or otherwise, as may be reasonably required by the Agent for the purpose of or in connection with acquiring or more effectively vesting in the Agent, for the ratable benefit of the Purchasers, or evidencing the vesting in the Agent of the property, rights, title and interests of the Seller sold hereunder or intended to be sold hereunder to the Purchasers.

4. Wherever possible, each provision of this Purchase Assignment shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Purchase Assignment shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Purchase Assignment.

5. **BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR**

DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH THIS PURCHASE ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6. THIS PURCHASE ASSIGNMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO THE PRINCIPLES THEREOF REGARDING CONFLICT OF LAWS, AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA.

IN WITNESS WHEREOF, the parties have caused this Purchase Assignment to be executed by their respective officers thereunto duly authorized, as of the day and year first above written.

WNC RECEIVABLES LLC, as Seller

By:____________________________
Name:__________________________
Title:___________________________

GENERAL ELECTRIC CAPITAL CORPORATION, as Agent

By:____________________________
Name:__________________________
Title:___________________________

Exhibit 5.02

FORM OF BRINGDOWN CERTIFICATE

- - -

[INSERT NAME OF APPLICABLE COMPANY]

Officer's Certificate

To: General Electric Capital Corporation, individually and as Agent

I, [Name of Officer], the duly elected [Insert Title] of [Name of Company], a ________________ (the **"Company"**), hereby certify as follows:

1. Capitalized terms herein and not otherwise defined shall have the respective meanings ascribed to them in the Receivables Sale and Contribution Agreement (the **"Sale Agreement"**), dated as of April 11, 2002, by and among Wabash National Corporation, as Performance Guarantor, NOAMTC, Inc., Wabash National, L.P., and WNC Receivables, LLC, or the Receivables Purchase and Servicing Agreement (together with the Sale Agreement, the **"Agreements"**), dated as of April 11 , 2002 by and among WNC Receivables, LLC, Wabash Financing LLC, WNC Receivables Management Corp. and General Electric Capital Corporation, individually and as Agent.

2. As of the date of this Certificate, the Company is Solvent.

3. Each of the representations and warranties of the Company contained in the Related Documents to which the Company is a party is true and correct as of the date hereof as though made on the date hereof (except for those representations which speak only as of an earlier date).

4. Since September 30, 2001, no event has occurred that alone or together with other events could reasonably be expected to have a Material Adverse Effect.

5. As of the date of this Certificate, no event has occurred and is continuing that constitutes an Incipient Termination Event, a Termination Event, an Incipient Servicer Termination Event or an Event of Servicer Termination.

6. The Company is in material compliance with all applicable federal, state, and local laws and regulations, including those relating to labor and environmental matters and ERISA

7. Except as otherwise permitted under the Agreements, no Adverse Claims have arisen or been granted with respect to the property of the Company

IN WITNESS WHEREOF, I have signed and delivered this Officer's Certificate this _________ day of _________________, 200_.

[COMPANY NAME]

By:_________________________________
Name:_______________________________
Title:________________________________

Form of

POWER OF ATTORNEY

This Power of Attorney is executed and delivered by Wabash Financing LLC (**"Company"**), as the Servicer under the Purchase Agreement (each as defined below), to General Electric Capital Corporation, as Agent under the Purchase Agreement (hereinafter referred to as "**Attorney**"), pursuant to that certain Receivables Purchase and Servicing Agreement dated as of April 11, 2002 (the "**Purchase Agreement**"), by and among Company, the other parties thereto and Attorney and the other Related Documents. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement. No person to whom this Power of Attorney is presented, as authority for Attorney to take any action or actions contemplated hereby, shall inquire into or seek confirmation from Company as to the authority of Attorney to take any action described below, or as to the existence of or fulfillment of any condition to this Power of Attorney, which is intended to grant to Attorney unconditionally the authority to take and perform the actions contemplated herein, and Company irrevocably waives any right to commence any suit or action, in law or equity, against any person or entity that acts in reliance upon or acknowledges the authority granted under this Power of Attorney. The power of attorney granted hereby is coupled with an interest and may not be revoked or cancelled by Company until all Seller Secured Obligations under the Related Documents have been indefeasibly paid in full and Attorney has provided its written consent thereto.

Company hereby irrevocably constitutes and appoints Attorney (and all officers, employees or agents designated by Attorney), with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in its place and stead and in its name or in Attorney's own name, from time to time in Attorney's discretion, to take any and all appropriate action and to execute and deliver any and all documents and instruments that may be necessary or desirable to accomplish the purposes of this Agreement, and, without limiting the generality of the foregoing, hereby grants to Attorney the power and right, on its behalf, without notice to or assent by it, upon the occurrence and during the continuance of any Termination Event, to do the following: (a) open mail for it, and ask, demand, collect, give acquittances and receipts for, take possession of, or endorse and receive payment of, any checks, drafts, notes, acceptances, or other instruments for the payment of moneys due, and sign and endorse any invoices, freight or express bills, bills of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications, and notices in connection with any of its property; (b) effect any repairs to any of its assets, or continue or obtain any insurance and pay all or any part of the premiums therefor and costs thereof, and make, settle and adjust all claims under such policies of insurance, and make all determinations and decisions with respect to such policies; (c) pay or discharge any taxes, Liens, or other encumbrances levied or placed on or threatened against it or its property; (d) defend any suit, action or proceeding brought against it if it does not defend such suit, action or proceeding or if Attorney believes that it is not pursuing such defense in a manner that will maximize the recovery to Attorney, and settle, compromise or adjust any suit, action, or proceeding described above and, in connection therewith, give such discharges or releases as Attorney may deem appropriate; (e) file or prosecute any claim, Litigation, suit or proceeding in any court of competent jurisdiction or before any arbitrator, or take any other action otherwise deemed appropriate by Attorney for the purpose of collecting any and all such moneys due to it whenever payable and to enforce any other right in respect of its property; (f) sell, transfer, pledge, make any agreement with respect to, or otherwise deal with, any of its property, and execute, in connection with such sale or action, any endorsements, assignments or other instruments of conveyance or transfer in connection therewith; and (g) cause the certified public accountants then engaged by it to prepare and deliver to Attorney at any time and from time to time, promptly upon Attorney's request, any and all financial statements or other reports required to be delivered by or on behalf of Company under the Related Documents, all as though Attorney were the absolute owner of its property for all purposes, and to do, at Attorney's option and its expense, at any time or from time to time, all acts and other things that Attorney reasonably deems necessary (so long as such acts or other things do not conflict with the terms of the Purchase Agreement or the other Related Documents) to perfect, preserve, or realize upon its property or assets and the Purchasers' Liens thereon, all as fully and effectively as it might do. Company hereby ratifies, to the extent permitted by law, all that said attorneys shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney is executed by Company, and Company has caused its seal to be affixed pursuant to the authority of its board of managers as of April 11, 2002.

____

By: ______________________________
Name:
Title:

ATTEST:________________________

By:____________________ (SEAL)
Title:___________________

[Notarization in appropriate form for the state of execution is required.]

REPORTING REQUIREMENTS OF THE SELLER

The Seller shall furnish, or cause to be furnished, to the Agent for distribution to the Purchasers:

(a) Annual Audited Financials. As soon as available, and in any event within 90 days after the end of each fiscal year, (i) audited Financial Statements for the Seller on a stand-alone basis consisting of a balance sheet and statements of income and retained earnings and cash flows, setting forth in comparative form in each case the figures for the previous fiscal year, which Financial Statements shall be prepared in accordance with GAAP and certified without qualification, by an independent certified public accounting firm of national standing or otherwise acceptable to Agent. Such Financial Statements shall be accompanied by the certification of the Seller's Authorized Officer that all such Financial Statements present fairly in accordance with GAAP the financial position, results of operations and statements of cash flows of the Seller as at the end of such fiscal year and for the period then ended, and that there was no Termination Event or Incipient Termination Event in existence as of such time or, if a Termination Event or Incipient Termination Event has occurred and is continuing, describing the nature thereof and all efforts undertaken to cure such Termination Event or Incipient Termination Event.

(b) Monthly Financials. As soon as available, and in any event within 30 days after the end of each fiscal month, financial information regarding the Seller, certified by an Authorized Officer of the Seller, consisting of (i) an unaudited balance sheet as of the close of such fiscal quarter and the related statements of income and cash flows for that portion of the fiscal year ending as of the close of such fiscal quarter. Such financial information shall be accompanied by (A) a statement in reasonable detail showing the calculations used and (B) the certification of the Seller's Authorized Officer that such financial information presents fairly in accordance with GAAP (subject to normal year-end adjustments) the financial position, results of operations and statements of cash flows of the Seller and each member of the Parent Group on a consolidated and consolidating basis, as at the end of such fiscal quarter and for the period then ended.

(c) Management Letters. Within five Business Days after receipt thereof by the Seller, copies of all management letters, exception reports or similar letters or reports (if any) received by the Seller from its independent certified public accountants.

(d) Default Notices. As soon as practicable, and in any event within one Business Day after an Authorized Officer of the Seller has actual knowledge of the existence thereof, telephonic or telecopied notice of each of the following events, in each case specifying the nature and anticipated effect thereof and what action, if any, the applicable Seller Party proposes to take with respect thereto, which notice, if given telephonically, shall be promptly confirmed in writing on the next Business Day:

(i) any Incipient Termination Event or Termination Event;

(ii) any Adverse Claim made or asserted against any of the Seller Collateral of which it becomes aware;

(iii) the occurrence of any event that would have a material adverse effect on the aggregate value of the Seller Collateral or on the assignments and Liens granted by the Seller pursuant to this Agreement;

(iv) the commencement of a case or proceeding by or against any Seller Party seeking a decree or order in respect of such Seller Party (A) under the Bankruptcy Code or any other applicable federal, state or foreign bankruptcy or other similar law, (B) appointing a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) for any Seller Party or for any substantial part of its assets, or (C) ordering the winding-up or liquidation of the affairs of any Seller Party;

(v) the receipt of notice that (A) any Seller Party is being placed under regulatory supervision, (B) any license, permit, charter, registration or approval necessary for the conduct of the business of any Seller Party is to be, or may be, suspended or revoked, or (C) any Seller Party is to cease and desist any practice, procedure or policy employed by it in the conduct of its business if such cessation may have a Material Adverse Effect; or

(vi) any other event, circumstance or condition that has had or could reasonably be expected to have a Material Adverse Effect.

(e) Litigation. Promptly upon learning thereof, written notice of any Litigation affecting the Seller, the Independent Member, the Transferred Receivables or the Seller Collateral, whether or not fully covered by insurance, and regardless of the subject matter thereof that (i) seeks money damages, (ii) seeks injunctive relief, (iii) alleges criminal misconduct on the part of the Seller or the Independent Member, or (iv) would, if determined adversely, have a Material Adverse Effect.

(f) Financial Statements, Bringdown Certificates and Notices Required under the Sale Agreement. Within one Business Day after receipt thereof, all financial statements, Bringdown Certificates and notices required to be delivered by the Parent (or Performance Guarantor) or either of the Originators under the Sale Agreement, and such additional financial and other information respecting the Transferred Receivables, the Contracts therefor or the condition or operations, financial or otherwise, of any of the Seller Parties as the Agent shall, from time to time, request.

(g) Miscellaneous Certifications. As soon as available, and in any event within 90 days after the end of each fiscal year, (i) a Bringdown Certificate of each of the Seller and the Independent Member, and (ii) solely if requested by the Agent due to a change in applicable law or circumstances, an opinion of counsel, in form and substance satisfactory to the Purchasers and the Agent, reaffirming as of the date of such opinion the opinions of counsel with respect to the Seller delivered to the Agent for distribution to the Purchasers on the Closing Date.

INVESTMENT REPORTS

The Servicer shall furnish, or cause to be furnished, to the Agent for distribution to the Purchasers the following:

1. When and as required under Section 2.03 of the Purchase Agreement, the Servicer shall deliver the Daily Investment Base Certificates, Weekly Investment Base Certificates and Monthly Reports to the Agent with sufficient copies for each of the Purchasers.

2. Together with each Weekly Investment Base Certificate, Servicer shall deliver the following reports, each of which shall be prepared as of the last day of the previous week; provided that if (i) an Incipient Termination Event or a Termination Event shall have occurred and be continuing or (ii) the Agent, in good faith, believes that an Incipient Termination Event or a Termination Event is imminent or deems the Agent's rights or interests (for the benefit of the Purchasers) in the Transferred Receivables or the Seller Collateral insecure, then such reports shall be delivered for such periods and as frequently as the Agent shall request:

(A) at the request of the Agent, with respect to each of the Originators, a summary trial balance showing Receivables outstanding aged from due date as follows: current, 1 to 30 days, 31 to 60 days, 61 to 90 days and 91 days or more, accompanied by such supporting detail and documentation as shall be requested by the Agent in its reasonable discretion;

(B) at the request of the Agent, with respect to each of the Originators, a summary of aged accounts payable listing showing total amounts owed to each vendor or supplier, with contra balances denoted and accompanied by such supporting detail and documentation as shall be requested by the Agent in its reasonable discretion; and

(C) such other reports, statements and reconciliations with respect to the Investment Base or Seller Collateral as the Agent shall from time to time request in its reasonable discretion, including, without limitation, the following: (1) bill and hold; (2) bill and hold (no MSO issued); (3) top 10 customer concentration; (4) committed but not received; (5) sales tax, FET and commissions; (6) unissued credits (invoices short paid); and (7) intercompany accounts.

3. Together with each Monthly Report, the Servicer shall deliver the following reports, each of which shall be prepared as of the last day of the previous month and provided 18 days after month end; provided that if (i) an Incipient Termination Event or a Termination Event shall have occurred and be continuing or (ii) the Agent, in good faith, believes that an Incipient Termination Event or a Termination Event is imminent or deems the Agent's rights or interests (for the benefit of the Purchasers) in the Transferred Receivables or the Seller Collateral insecure, then such reports shall be delivered for such periods and as frequently as the Agent shall request:

(A) with respect to each of the Originators, a detailed trial balance showing Receivables outstanding aged from due date as follows: current, 1 to 30 days, 31 to 60 days, 61 to 90 days and 91 days or more, accompanied by such supporting detail and documentation as shall be requested by the Agent in its reasonable discretion; and

(B) with respect to each of the Originators, an aged accounts payable listing showing total amounts owed to each vendor or supplier, with contra balances denoted and accompanied by such supporting detail and documentation as shall be requested by the Agent in its reasonable discretion; and

(C) with respect to each of the Originators, a Receivables reconciliation to the general ledger and Financial Statements within 18 days after month end;

(D) with respect to each of the Originators, a Receivables roll-forward;

(E) such other reports, statements and reconciliations with respect to the Investment Base or Seller Collateral as the Agent shall from time to time request in its reasonable discretion, including, without limitation, the following: (1) bill and hold; (2) bill and hold (no MSO issued); (3) top 10 customer concentration; (4) committed but not received (trailers received, but not accounted for); (5) sales tax, FET and commissions; (6) unissued credits (invoices short paid); (7) intercompany accounts; (8) write-offs (trailing twelve months); (9) warranty claims – cash and credits (trailing twelve months); (10) buybacks; and (11) accounts receivable due from customers with guaranteed trade-in value agreements or contracts.

Annex X

DEFINITIONS

RECEIVABLES SALE AND CONTRIBUTION AGREEMENT

DATED AS OF APRIL 11, 2002

BY AND AMONG

WABASH NATIONAL CORPORATION,
AS PERFORMANCE GUARANTOR,

NOAMTC, INC. AND WABASH NATIONAL, L.P.,
EACH AS AN ORIGINATOR,

AND

WNC RECEIVABLES, LLC,
AS BUYER

TABLE OF CONTENTS

INDEX OF APPENDICES

THIS RECEIVABLES SALE AND CONTRIBUTION AGREEMENT (as amended, supplemented or otherwise modified and in effect from time to time, this "Agreement") is entered into as of April 11, 2002, by and among WABASH NATIONAL CORPORATION, a Delaware corporation (the "Performance Guarantor"), NOAMTC, INC., a Delaware corporation, WABASH NATIONAL, L.P., a Delaware limited partnership (each, an "Originator" and collectively, the "Originators"), and WNC RECEIVABLES, LLC, a Delaware limited liability company (the "Buyer").

RECITALS

A. Each of the Originators now owns, and from time to time hereafter will own, Receivables.

B. Buyer has been formed for the sole purpose of purchasing, or otherwise acquiring by capital contribution, and reselling to the Agent for the benefit of the Purchasers, all Receivables originated by each Originator.

C. Each of the Originators intends to sell, and Buyer intends to purchase, such Receivables, from time to time, as described herein.

D. In addition, each of the Originators may, from time to time, contribute capital to Buyer in the form of Contributed Receivables or cash.

E. Performance Guarantor owns, directly or indirectly, one hundred percent (100%) of the equity interests of each of the Originators and as such will receive direct and indirect economic benefits from the sales of the Receivables described in Recital C.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.01. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in Annex X.

Section 1.02. Rules of Construction. For purposes of this Agreement, the rules of construction set forth in Annex X shall govern. All Appendices hereto, or expressly identified to this Agreement, are incorporated herein by reference and, taken together with this Agreement, shall constitute but a single agreement.

ARTICLE II
SALE OF RECEIVABLES

Section 2.01. Agreement to Sell.

(a) Sale of Receivables. Subject to the terms and conditions hereof, each of the Originators agrees to sell or contribute, without recourse except to the extent specifically provided herein, to Buyer on the Closing Date and on each Business Day thereafter including the Facility Termination Date (the Closing Date and each such Business Day, a "Transfer Date") all Receivables owned by it on each such Transfer Date, and Buyer agrees to purchase or acquire as a capital contribution all such Receivables on each such Transfer Date. All such Transfers by either Originator shall be evidenced by a single certificate of assignment substantially in the form of Exhibit 2.01(a) (the "Receivables Assignment"), and each of the Originators and Buyer shall execute and deliver the Receivables Assignment on or before the Closing Date.

(b) Determination of Sold Receivables. It is understood and agreed that each Transfer of a Receivable on a Transfer Date subsequent to the Closing Date shall occur immediately upon creation of such Receivable. On and as of each Transfer Date, all Receivables owned by each of the Originators and not previously acquired by Buyer shall be identified for sale to Buyer such that the Sale Price to be paid by Buyer therefor does not exceed the amount of cash available to Buyer for the payment thereof (each such Receivable identified for sale, individually, a "Sold Receivable" and, collectively, the "Sold Receivables"). The Sold Receivables will be identified by reference to the General Trial Balance of each of the Originators.

(c) Payment of Sale Price. In consideration for each Sale of Sold Receivables hereunder by an Originator, Buyer shall pay to the applicable Originator on the Transfer Date therefor the Sale Price therefor in Dollars in immediately available funds. All such payments by Buyer under this Section 2.01(c) shall be effected by means of a wire transfer on the day when due to such account or accounts as the applicable Originator may designate.

(d) Determination of Contributed Receivables. To the extent that, on and as of any Transfer Date, Receivables owned by each of the Originators which do not constitute Sold Receivables pursuant to Section 2.01(b), then each of the Originators shall, unless it has delivered an Election Notice (as defined below) to Buyer, contribute such Receivables to Buyer as a capital contribution (each such contributed Receivable, individually, a "Contributed Receivable," and collectively, the "Contributed Receivables"). If any Originator elects not to contribute Receivables to Buyer on any Transfer Date, or if any Receivables eligible for sale and owned by such Originator are not sold on any Transfer Date, such Originator shall deliver to Buyer not later than 5:00 p.m. (New York City time) on such Transfer Date a notice of election thereof (each such notice, an "Election Notice").

(e) Ownership of Transferred Receivables. On and after each Transfer Date and after giving effect to the Sales to be made on each such date, Buyer shall own the Transferred Receivables and no Originator shall take any action inconsistent with such ownership.

(f) Reconstruction of General Trial Balance. If at any time any Originator fails to generate its General Trial Balance, Buyer shall have the right to reconstruct such General Trial Balance so that a determination of the Sold Receivables and Contributed Receivables can be made pursuant to Section 2.01(b). Each of the Originators agrees to cooperate with such reconstruction, including by delivery to Buyer, upon Buyer's request, of copies of all applicable Contracts and Records.

(g) Servicing of Receivables. So long as no Event of Servicer Termination shall have occurred and be continuing and no Successor Servicer has assumed the responsibilities and obligations of the Servicer pursuant to Section 9.02 of the Purchase Agreement, the Servicer shall (i) conduct the servicing, administration and collection of the Transferred Receivables and shall take, or cause to be taken, all such actions as may be necessary or advisable to service, administer and collect the Transferred Receivables, all in accordance with (A) the terms of the Purchase Agreement, (B) customary and prudent servicing procedures for trade receivables of a similar type and (C) all applicable laws, rules and regulations, and (ii) hold all Contracts and other documents and incidents relating to the Transferred Receivables in trust for the benefit of Buyer, as the owner thereof, and for the sole purpose of facilitating the servicing of the Transferred Receivables in accordance with the terms of the Purchase Agreement.

Section 2.02. Grant of Security Interest. The parties hereto intend that each Transfer of Receivables pursuant to this Agreement shall constitute an absolute sale, transfer and assignment of all of the applicable Originator's rights, title and interest in and to the Transferred Receivables to Buyer, and not a loan from Buyer to the Originators secured by the Transferred Receivables. Notwithstanding the foregoing, in addition to and not in derogation of any rights now or hereafter acquired by Buyer under Section 2.01 hereof, the parties agree that if for any reason the Transfer of a Receivable is treated as a loan, each of the Originators does hereby grant, to the Buyer a continuing security interest in all of such Originator's right, title and interest in, to and under the Originator Collateral whether now owned or hereafter acquired by such Originator to secure the obligations of such Originator to the Buyer hereunder (including, if and to the extent that any Transfer is recharacterized as a transfer for security, the repayment of a loan deemed to have been made by the Buyer in the amount of the Sale Price with respect thereto and which secures the Buyer's right to receive all Collections of the Transferred Receivables as otherwise contemplated under this Agreement), which security interest shall be prior to all Adverse Claims thereto.

ARTICLE III
CONDITIONS PRECEDENT

Section 3.01. Conditions to Initial Sale. The initial Sale hereunder shall be subject to satisfaction of each of the following conditions precedent (any one or more of which may be waived in writing by each of Buyer and the Agent, as Buyer's assignee):

(a) Sale Agreement; Other Documents. This Agreement or counterparts hereof shall have been duly executed by, and delivered to, Performance Guarantor, each of the Originators and Buyer, and Buyer shall have received such documents, instruments, agreements and legal opinions as Buyer shall request in connection with the transactions contemplated by this Agreement, and all those identified in the Schedule of Documents, each in form and substance satisfactory to Buyer.

(b) Governmental Approvals. Buyer shall have received (i) satisfactory evidence that Performance Guarantor and each of the Originators has obtained all required consents and approvals of all Persons, including all requisite Governmental Authorities, to the execution, delivery and performance of this Agreement and the other Related Documents and the consummation of the transactions contemplated hereby and thereby or (ii) an Officer's Certificate from Performance Guarantor and each of the Originators in form and substance satisfactory to Buyer affirming that no such consents or approvals are required.

(c) Compliance with Laws. Performance Guarantor and each of the Originators shall be in compliance with all applicable foreign, federal, state and local laws and regulations, including those specifically referenced in Section 4.02(g) except to the extent that the failure to so comply, individually or in the aggregate, could not be expected to have a Material Adverse Effect.

(d) Purchase Agreement Conditions. Each of those conditions precedent set forth in Sections 3.01 and 3.02 of the Purchase Agreement shall have been satisfied or waived in writing as provided therein.

Section 3.02. Conditions to all Transfers. Each Transfer hereunder (including the initial Transfer) shall be subject to satisfaction of the following further conditions precedent as of the Transfer Date therefor:

(a) the representations and warranties of Performance Guarantor and each of the Originators contained herein or in any other Related Document shall be true and correct as of such Transfer Date or in any other Related Document, both before and after giving effect to such Transfer and to the application of the Sale Price therefor, except to the extent that any such representation or warranty expressly relates to an earlier date and except for changes therein expressly permitted by this Agreement;

(b) no Incipient Termination Event or Termination Event shall have occurred and be continuing or would result after giving effect to such Transfer or the application of the Sale Price therefor;

(c) Performance Guarantor, each of the Originators and each other member of the Parent Group, shall be in compliance with each of its covenants and other agreements set forth herein; and

(d) Performance Guarantor and each of the Originators shall have taken such other action, including delivery of approvals, consents, opinions, documents and instruments to Buyer as Buyer may request.

The acceptance by each of the Originators of the Sale Price for any of its Sold Receivables on any Transfer Date shall be deemed to constitute, as of any such Transfer Date, a representation and warranty by such Originator that the conditions in this Section 3.02 have been satisfied. On each Transfer Date, Performance Guarantor shall be deemed to have made a representation and warranty that the conditions in this Section 3.02 have been satisfied. Upon any such acceptance, title to the Transferred Receivables sold or contributed on such Transfer Date shall be vested absolutely in Buyer, whether or not such conditions were in fact so satisfied.

ARTICLE IV
REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 4.01. Representations and Warranties of Performance Guarantor and each of the Originators. To induce Buyer to purchase the Sold Receivables and to acquire the Contributed Receivables, Performance Guarantor and each of the Originators makes the following representations and warranties to Buyer, each and all of which shall survive the execution and delivery of this Agreement.

(a) Existence; Compliance with Law. Performance Guarantor and each Originator (i) is either a corporation or limited partnership, as the case may be, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization as set forth on Schedule 4.01(a) attached hereto; (ii) is duly qualified to conduct business and is in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified is not reasonably likely to result in a Material Adverse Effect; (iii) has the requisite corporate or partnership power and authority and the legal right to own, pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease, and to conduct its business, in each case, as now, heretofore and proposed to be conducted; (iv) has all licenses, permits, consents or approvals from or by, and has made all filings with, and has given all notices to, all Governmental Authorities having jurisdiction, to the extent required for such ownership, operation and conduct, except where the failure to obtain such licenses, permits, consents or approvals is not reasonably likely to result in a Material Adverse Effect; (v) is in compliance with its Organic Documents; and (vi) subject to specific representations set forth herein regarding ERISA, Environmental Laws, tax laws and other laws, is in compliance with all applicable provisions of law, except where the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(b) Executive Offices; Collateral Locations; Legal or Other Names; FEIN. As of the Closing Date, the current location of each Originator's chief executive office, principal place of business, other offices, the warehouses and premises within which any Originator Collateral is stored or located, and the locations of all records of the Originators and Performance Guarantor concerning the Originator Collateral are set forth in Schedule 4.01(b) and neither Originator's state of organization, chief executive office location or principal place of business location has changed within the past 12 months. During the prior five years, except as set forth in Schedule 4.01(b), neither of the Originators has been known as or used any corporate, fictitious or trade name. In addition, Schedule 4.01(b) lists the organizational identification number issued by each Originator's state of organization or states that no such number has been issued and lists the federal employer identification number of each of the Originators.

(c) Power, Authorization, Enforceable Obligations. The execution, delivery and performance by Performance Guarantor and each Originator of this Agreement and the execution, delivery and performance by Performance Guarantor and each Originator of any other Related Documents to which it is a party and the creation and perfection of all Transfers and Liens provided for herein and therein: (i) are within such Person's corporate or partnership power, as the case may be; (ii) have been duly authorized by all necessary or proper corporate or partnership action, as the case may be, and all necessary shareholder or partner action, as applicable; (iii) do not contravene any provision of such Person's Organic Documents; (iv) do not violate any law or regulation, or any order or decree of any court or Governmental Authority, except where such violation could not reasonably be expected to have a Material Adverse Effect; (v) do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Person is a party or by which Person or any of its property is bound; (vi) do not result in the creation or imposition of any Adverse Claim upon any of the property of Performance Guarantor and each Originator; and (vii) do not require the consent or approval of any Governmental Authority or any other Person, except those which will have been duly obtained, made or complied with prior to the Closing Date as provided Section 3.01(b). The exercise by Buyer of any of its rights and remedies under any Related Document to which it is a party, do not require the consent or approval of any Governmental Authority or any other Person (other than consents or approvals solely relating to or required to be obtained by the Buyer, and subject to the Bankruptcy Code), except those which will have been duly obtained, made or complied with prior to the Closing Date as provided in Section 3.01(b). On or prior to the Closing Date, each of the Related Documents shall have been duly executed and delivered by Performance Guarantor and each Originator that is a party thereto and each such Related Document shall then constitute a legal, valid and binding obligation of such Person enforceable against it in accordance with its terms.

(d) No Litigation. No Litigation is now pending or, to the knowledge of Performance Guarantor or any Originator, threatened against any Originator or Performance Guarantor, that (i) challenges such Originator's or Performance Guarantor's right or power to enter into or perform any of its obligations under the Related Documents to which it is a party, or the validity or enforceability of any Related Document or any action taken thereunder, (ii) seeks to prevent the Transfer, Purchase, contribution or pledge of any Receivable or the consummation of any of the transactions contemplated under this Agreement or the other Related Documents or (iii) has a reasonable risk of being determined adversely to Performance Guarantor or any Originator and that, if so determined, could reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.01(d), as of the Closing Date there is no Litigation pending or threatened that seeks damages in excess of $500,000 or injunctive relief against, or alleges criminal misconduct by, any Originator or Performance Guarantor.

(e) Solvency. Both before and after giving effect to (i) the transactions contemplated by this Agreement and the other Related Documents and (ii) the payment and accrual of all transaction costs in connection with the foregoing, each Originator and Performance Guarantor is and will be Solvent.

(f) Financial Statements and Projections. All Financial Statements concerning the Performance Guarantor and each Originator that are referred to subparagraph (i) below have been prepared in accordance with Agreement Accounting Principles with procedures consistently applied throughout the periods covered (except as disclosed therein and except, with respect to unaudited Financial Statements, for the absence of footnotes and normal year-end audit adjustments) and present fairly in all material respects the financial position of the Persons covered thereby as at the dates thereof and the results of their operations and cash flows for the periods then ended.

(i) Financial Statements. The following Financial Statements attached hereto as Schedule 4.01(f) have been delivered on the date hereof:

(A) The audited consolidated and consolidating balance sheets at December 31, 1999 and 2000 and the related statements of income and cash flows of Parent and its consolidated Subsidiaries for the fiscal years then ended, certified by Arthur Andersen LLP.

(B) A draft of the audited consolidated and consolidating balance sheets at December 31, 2001 and the related statements of income and cash flows of Parent and its consolidated Subsidiaries for the fiscal year then ended, prepared by Arthur Andersen LLP.

(C) The unaudited balance sheet(s) at September 30, 2001 and the related consolidated statement(s) of income and cash flows of Parent and its consolidated Subsidiaries for the three fiscal quarters then ended.

(D) The unaudited monthly balance sheets for the period between January 31, 2002 and February 28, 2002 and the related consolidated statement(s) of income of Parent and its consolidated Subsidiaries.

(ii) Projections. The Projections delivered on the date hereof and attached hereto as Schedule 4.01(f) have been prepared by Parent in light of the past operations of the Parent Group's businesses and reflect Projections for the two-year period beginning on April 30, 2002 on a month-by-month basis for the first year and on a year-by-year basis thereafter. The Projections are based upon estimates and assumptions stated therein, all of which Parent believes to be reasonable and fair in light of current conditions and current facts known to Parent and, as of the Closing Date, reflect Parent's good faith and reasonable estimates of the future financial performance of Parent and of the other information projected therein for the period set forth therein.

(g) Material Adverse Effect. Between September 30, 2001 and the Closing Date, (i) no member of the Parent Group has incurred any obligations, contingent or non-contingent liabilities, liabilities for charges, long-term leases or unusual forward or long-term commitments that, alone or in the aggregate, could reasonably be expected to have a Material Adverse Effect, (ii) no contract, lease or other agreement or instrument has been entered into by any member of the Parent Group or has become binding upon any member of the Parent Group's assets and no law or regulation applicable to any member of the Parent Group has been adopted that has had or could reasonably be expected to have a Material Adverse Effect; and (iii) no member of the Parent Group is in default and no third party is in default under any material contract, lease or other agreement or instrument to which any member of the Parent Group is a party that alone or in the aggregate could reasonably be expected to have a Material Adverse Effect excluding any default that has been cured or waived on or prior to the Closing Date.

(h) Ownership of Receivables; Liens. Except the Lien of the Collateral Agent on the Receivables which Lien will be automatically released upon Transfer thereof pursuant to the Increditor Agreement: (i) each Originator owns each Receivable originated by it free and clear of any Adverse Claim (other than Permitted Originator Encumbrances set forth in clauses (a), (h) and (j) of the definition of such term) and, from and after each Transfer Date, Buyer will acquire valid and properly perfected title to and the sole record and beneficial ownership interest in each Transferred Receivable purchased or otherwise acquired from such Originator on such date, free and clear of any Adverse Claim or restrictions on transferability; (ii) as of the Closing Date, none of the other assets and properties of such Originator are subject to any Adverse Claims other than Permitted Originator Encumbrances, and there are no facts, circumstances or conditions known to any Originator that may result in any Adverse Claims (including Adverse Claims arising under Environmental Laws) other than Permitted Originator Encumbrances; (iii) each Originator has received all assignments, bills of sale and other documents, and has duly effected all recordings, filings and other actions necessary to establish, protect and perfect such Originator's right, title and interest in and to the Receivables originated by it and its other properties and assets; (iv) each Originator has rights in and the power to Transfer each Receivable originated by it and included in the Originator Collateral, together with all related Contracts, Collections and Records, and upon which it purports to grant a Lien hereunder free and clear of any and all Liens other than Permitted Originator Encumbrances and (v) the Liens granted to Buyer pursuant to Section 7.01 will at all times be fully perfected first priority Liens in and to the Originator Collateral, subject only to Permitted Originator Encumbrances set forth in clauses (a), (h) and (j) of the definition of such term.

(i) Labor Matters. As of the Closing Date (a) no strikes or other material labor disputes against the Performance Guarantor or any Originator are pending or, to such Person's knowledge, threatened; (b) hours worked by and payment made to employees of Performance Guarantor or each Originator comply with the Fair Labor Standards Act and each other federal, state, local or foreign law applicable to such matters; (c) all payments due from Performance Guarantor or any Originator for employee health and welfare insurance have been paid or accrued as a liability on the books of such Person; (d) [intentionally blank]; (e) there is no organizing activity involving Performance Guarantor or any Originator pending or, to such Person's knowledge, threatened by any labor union or group of employees; (f) there are no representation proceedings pending or, to Performance Guarantor's or any Originator's knowledge, threatened with the National Labor Relations Board, and no labor organization or group of employees of Performance Guarantor or any Originator has made a pending demand for recognition; and (g) except as set forth in Schedule 4.01(i), there are no material complaints or charges against Performance Guarantor or any Originator pending or, to the knowledge of such Person, threatened to be filed with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by Performance Guarantor or any Originator that seek damages in excess of $1,000,000 in the aggregate or $500,000 individually.

(j) Ventures, Subsidiaries and Affiliates; Outstanding Equity Interests. Except as set forth in Schedule 4.01(j), neither Performance Guarantor nor any Originator has any Subsidiaries, is engaged in any joint venture or partnership with any other Person, or is an Affiliate of any other Person. All of the issued and outstanding Equity Interests of each Originator is owned (directly or indirectly) by Performance Guarantor. There are no outstanding rights to purchase, options, warrants or similar rights or agreements pursuant to which any Originator may be required to issue, sell, repurchase or redeem any of its Equity Interest or other equity securities or any Equity Interest or other equity securities of its Subsidiaries. All outstanding Equity Interests of each Originator and Performance Guarantor as of the Closing Date is described in Schedule 4.01(j).

(k) Taxes. All tax returns, reports and statements, including information returns, required by any Governmental Authority to be filed by the Parent and each of its Subsidiaries have been filed with the appropriate Governmental Authority and all charges have been paid prior to the date on which any fine, penalty, interest or late charge may be added thereto for nonpayment thereof (or any such fine, penalty, interest, late charge or loss has been paid), excluding charges or other amounts being contested in accordance with Section 4.02(m)(ii).

Proper and accurate amounts have been withheld by such member of the Parent Group from its respective employees for all periods in full and complete compliance with all applicable federal, state, local and foreign laws and such withholdings have been timely paid to the respective Governmental Authorities. Schedule 4.01(k) sets forth as of the Closing Date (i) those taxable years for which Performance Guarantor's and Originator's tax returns are currently being audited by the IRS or any other applicable Governmental Authority and (ii) any assessments or threatened assessments in connection with such audit or otherwise currently outstanding. Except as described on Schedule 4.01(k), neither Performance Guarantor nor any Originator has executed or filed with the IRS or any other Governmental Authority any agreement or other document extending, or having the effect of extending, the period for assessment or collection of any charges. As of the Closing Date, none of the Performance Guarantor, any Originator or any of their Affiliates has agreed or been requested to make any adjustment under Code Section 481(a), by reason of a change in accounting method or otherwise, that would have a Material Adverse Effect.

(l) Intellectual Property. As of the Closing Date, each Originator owns or has rights to use all intellectual property necessary to continue to conduct its business as now or heretofore conducted by it or proposed to be conducted by it. To the knowledge of each Originator and the Performance Guarantor after diligent inquiry, each Originator conducts its business and affairs without infringement of or interference with any intellectual property of any other Person. Except as set forth in Schedule 4.01(l), no Originator is aware of any infringement or claim of infringement by others of any intellectual property of the Originators.

(m) Full Disclosure. All information contained in this Agreement, any of the other Related Documents, or any written statement furnished by or on behalf of Performance Guarantor or any Originator to Buyer, the Purchasers or the Agent pursuant to the terms of this Agreement or any of the other Related Documents is true and accurate in every material respect, and none of this Agreement, any of the other Related Documents, or any written statement furnished by or on behalf of Performance Guarantor or any Originator to Buyer, the Purchasers or the Agent pursuant to the terms of this Agreement or any of the other Related Documents is misleading as a result of the failure to include therein a material fact.

(n) Notices to Obligors. Each Originator has directed all Obligors of Transferred Receivables originated by it to remit all payments with respect to such Receivables for deposit in a Lockbox or Lockbox Account.

(o) ERISA.

(i) Schedule 4.01(o) lists all Plans and separately identifies all Pension Plans, including all Title IV Plans, Multiemployer Plans, ESOPs and Welfare Plans, including all Retiree Welfare Plans. Each Qualified Plan has been determined by the IRS to qualify under Section 401 of the Code, the trusts created thereunder have been determined to be exempt from tax under the provisions of Section 501 of the Code, and nothing has occurred that would cause the loss of such qualification or tax-exempt status. Except as otherwise provided in Schedule 4.01(o), (x) each Plan is in compliance with the applicable provisions of ERISA and the Code, including the timely filing of all reports required under the Code or ERISA, (y) neither Performance Guarantor, any Originator nor any ERISA Affiliate has failed to make any contribution or pay any amount due as required by either Section 412 of the Code or Section 302 of ERISA or the terms of any such Plan and (z) neither Performance Guarantor, any Originator nor any ERISA Affiliate has engaged in a "prohibited transaction," as defined in Section 4975 of the Code, in connection with any Plan that would subject Performance Guarantor or any Originator to a material tax on prohibited transactions imposed by Section 4975 of the Code.

(ii) Except as set forth in Schedule 4.01(o): (A) no Title IV Plan has any Unfunded Liability; (B) no ERISA Event or event described in Section 4062(e) of ERISA with respect to any Title IV Plan has occurred or is reasonably expected to occur; (C) there are no pending or, to the knowledge of Performance Guarantor or any Originator, threatened claims (other than claims for benefits in the normal course), sanctions, actions or lawsuits, asserted or instituted against any Plan or any Person as fiduciary or sponsor of any Plan; (D) neither Performance Guarantor, any Originator nor any ERISA Affiliate has incurred or reasonably expects to incur any liability as a result of a complete or partial withdrawal from a Multiemployer Plan; (E) within the last five years no Title IV Plan with Unfunded Liabilities has been transferred outside of the "controlled group" (within the meaning of Section 4001(a)(14) of ERISA) of Performance Guarantor, any Originator or any ERISA Affiliate; (F) Equity Interests of Performance Guarantor, the Originators and their ERISA Affiliates make up, in the aggregate, no more than 10% of the assets of any Plan, measured on the basis of fair market value as of the last valuation date of any Plan.

(p) Brokers. No broker or finder acting on behalf of Performance Guarantor or any Originator was employed or utilized in connection with this Agreement or the other Related Documents or the transactions contemplated hereby or thereby and neither Performance Guarantor nor any Originator has any obligation to any Person in respect of any finder's or brokerage fees in connection therewith.

(q) Margin Regulations. Neither Originator nor the Performance Guarantor is engaged, nor will it engage, principally or as one of its important activities, in the business of extending credit for the purpose of "purchasing" or "carrying" any "margin security" as such terms are defined in Regulation U of the Federal Reserve Board as now and from time to time hereafter in effect (such securities being referred to herein as "Margin Stock"). Neither Originator nor Performance Guarantor owns any Margin Stock, and no portion of the Sale Price for any Sale hereunder will be used, directly or indirectly, for the purpose of purchasing or carrying any Margin Stock, for the purpose of reducing or retiring any Indebtedness that was originally incurred to purchase or carry any Margin Stock or for any other purpose that might cause any portion of such proceeds to be considered a "purpose credit" within the meaning of Regulations T, U or X of the Federal Reserve Board. Neither Originator nor Performance Guarantor will take or permit to be taken any action that might cause any Related Document to violate any regulation of the Federal Reserve Board.

(r) Nonapplicability of Bulk Sales Laws. No transaction contemplated by this Agreement or any of the other Related Documents requires compliance with any bulk sales act or similar law.

(s) Warranty Policy. Attached hereto as Schedule 4.01(s) is a true and correct copy of the Originators' Warranty Policy as in effect on the date of this Agreement.

(t) Government Regulation. Neither Originator nor Performance Guarantor is an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company," as such terms are defined in the Investment Company Act. Neither Originator nor Performance Guarantor is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, or any other federal or state statute that restricts or limits its ability to incur Indebtedness or to perform its obligations hereunder or under the other Related Documents. The purchase or acquisition of Transferred Receivables by Buyer hereunder, the application of the Sale Price for the foregoing and the consummation of the transactions contemplated by this Agreement and the other Related Documents will not violate any provision of any such statute or any rule, regulation or order issued by the Securities and Exchange Commission.

(u) Books and Records; Minutes. Each of Performance Guarantor and the Originators maintains (i) books and records of account and (ii) minutes of the meetings and other proceedings of its Equity Holders and board of directors or partners, as applicable, that are separate from the analogous records and minutes of Buyer.

(v) Deposit and Disbursement Accounts. Schedule 4.01(v) lists all banks and other financial institutions at which the Originators maintains any deposit accounts established for the receipt of collections on accounts receivable as of the Closing Date, including any Lockbox Accounts, and such schedule correctly identifies the name, address and telephone number of each depository, the name in which the account is held, a description of the purpose of the account, and the complete account number therefor, in each case as of the Closing Date.

(w) Representations and Warranties in Other Related Documents. Each of the representations and warranties of Performance Guarantor and the Originators contained in the Related Documents (other than this Agreement) is true and correct in all material respects and Performance Guarantor and each Originator hereby makes each such representation and warranty to, and for the benefit of, the Purchasers and the Agent as if the same were set forth in full herein, and Performance Guarantor and each Originator consents to the assignment of Buyer's rights to the Agent for the benefit of the Purchasers and their respective successors and assigns as contemplated in Section 4.02(f).

(x) Receivables. With respect to each Receivable designated as an Eligible Receivable in any Investment Base Certificate:

(i) such Receivable satisfies the criteria for an Eligible Receivable prior to its Transfer to Buyer;

(ii) prior to its Transfer to Buyer, such Receivable was owned by the applicable Originator free and clear of any Adverse Claim (other than Permitted Originator Encumbrances set forth in clauses (a), (h) and (j) of the definition of such term), and such Originator had the full right, power and authority to sell, contribute, assign, transfer and pledge its interest therein as contemplated under this Agreement and the other Related Documents and, upon such Transfer, Buyer will acquire valid and properly perfected title to and the sole record and beneficial ownership interest in such Receivable, free and clear of any Adverse Claim and, following such Transfer, such Receivable will not be subject to any Adverse Claim as a result of any action or inaction on the part of such Originator;

(iii) the Transfer of each such Receivable pursuant to this Agreement and the Receivables Assignment constitutes, as applicable, a valid sale, contribution, transfer, assignment, setover and conveyance to Buyer of all right, title and interest of such Originator in and to such Receivable; and

(iv) none of the Performance Guarantor nor the Originators has any knowledge of any fact (including any defaults by the Obligor thereunder on any other Receivable) that would cause it or should have caused it to expect that any payments on such Receivable will not be paid in full when due or to expect any other Material Adverse Effect.

The representations and warranties described in this Section 4.01 shall survive the Transfer of the Transferred Receivables to Buyer, any subsequent assignment of the Transferred Receivables by Buyer, and the termination of this Agreement and the other Related Documents and shall continue until the indefeasible payment in full of all Transferred Receivables.

Section 4.02. Affirmative Covenants of Performance Guarantor and each Originator. Performance Guarantor and each Originator covenants and agrees that, unless otherwise consented to by Buyer and the Agent, from and after the Closing Date and until the Termination Date:

(a) Offices and Records. Performance Guarantor and each Originator shall maintain its principal place of business and chief executive office and the office at which it keeps its Records at the respective locations specified in Schedule 4.01(b) or, upon 30 days' prior written notice to Buyer and the Agent, at such other location in a jurisdiction where all action requested by Buyer, the Purchasers or the Agent pursuant to Section 9.13 shall have been taken with respect to the Transferred Receivables. Each Originator shall at its own cost and expense, for not less than three years from the date on which each Transferred Receivable was originated, or for such longer period as may be required by law, maintain adequate Records with respect to such Transferred Receivable, including records of all payments received, credits granted and merchandise returned with respect thereto. Each Originator will, (A) at all times from and after the date hereof, clearly and conspicuously mark its computer and master data processing books and records with a legend describing the Buyer's interest in the Receivables, and (B) segregate (from all other receivables then owned by the Originators) all contracts relating to each Receivable.

(b) Access. Performance Guarantor and each Originator shall, during normal business hours, from time to time upon one Business Day's prior notice and as frequently as Buyer, the Servicer or the Agent determines to be appropriate: (i) provide Buyer, the Servicer or the Agent and any of their respective officers, employees and agents access to its properties (including properties utilized in connection with the collection, processing or servicing of the Transferred Receivables), facilities, advisors and employees (including officers) and to the Originator Collateral, (ii) permit Buyer, the Servicer or the Agent and any of their respective officers, employees and agents, to inspect, audit and make extracts from its books and records, including all Records, (iii) permit Buyer, the Servicer or the Agent and their respective officers, employees and agents, to inspect, review and evaluate the Transferred Receivables and other Originator Collateral, as applicable, and (iv) permit Buyer, the Servicer or the Agent and their respective officers, employees and agents to discuss matters relating to the Transferred Receivables or Performance Guarantor's or any Originator's performance under this Agreement or the affairs, finances and accounts of Performance Guarantor and the Originators with any of their officers, directors, employees, representatives or agents (in each case, with those Persons having knowledge of such matters) and with their independent certified public accountants. If an Incipient Termination Event or a Termination Event shall have occurred and be continuing, or the Agent, in good faith, believes that an Incipient Termination Event or a Termination Event is imminent or deems the Agent's rights or interests (on behalf of the Purchasers) in the Transferred Receivables or the Originator Collateral insecure, Performance Guarantor and each Originator shall provide such access at all times and without advance notice and shall provide Buyer, the Servicer or the Agent with access to its suppliers and customers. Performance Guarantor and each Originator shall make available to Buyer, the Servicer or the Agent and their respective counsel, as quickly as is possible under the circumstances, originals or copies of all books and records, including Records, that Buyer, the Servicer or the Agent may request. Performance Guarantor and each Originator shall deliver any document or instrument necessary for Buyer, the Servicer or the Agent, as they may from time to time request, to obtain records from any service bureau or other Person that maintains records for Performance Guarantor and the Originators, and shall maintain duplicate records or supporting documentation on media, including computer tapes and discs owned by Performance Guarantor and the Originators.

(c) Supplemental Disclosure. From time to time as may be reasonably requested by Agent (which request will not be made more frequently than once each year absent the occurrence and continuance of a Termination Event), the Performance Guarantor or any Originator shall supplement each Schedule of Documents hereto, or any representation herein or in any other Related Documents, with respect to any matter hereafter arising that, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such Schedule of Documents or as an exception to such representation or that is necessary to correct any information in such Schedule of Documents or representation which has been rendered inaccurate thereby (and, in the case of any supplements to any Schedule of Documents, such Schedule of Documents shall be appropriately marked to show the changes made therein); provided that (a) no such supplement to any such Schedule of Documents or representation shall amend, supplement or otherwise modify any Schedule of Documents or representation, or be or be deemed a waiver of any Termination Event resulting from the matters disclosed therein, except as consented to by Agent in writing, and (b) no supplement shall be required or permitted as to representations and warranties that relate solely to the Closing Date.

(d) Communication with Accountants. Performance Guarantor and each Originator authorize Buyer, the Servicer and the Agent to communicate directly with its independent certified public accountants, and authorizes and shall instruct those accountants and advisors to disclose and make available to Buyer, the Servicer and the Agent any and all financial statements and other supporting financial documents, schedules and information relating to Performance Guarantor and the Originators (including copies of any issued management letters) with respect to the business, financial condition and other affairs of Performance Guarantor and Originators. Performance Guarantor and each Originator agrees to render to Buyer, the Servicer and the Agent at Performance Guarantor's or such Originator's own cost and expense, such clerical and other assistance as may be reasonably requested with regard to the foregoing. If any Termination Event shall have occurred and be continuing, Performance Guarantor and each Originator shall, promptly upon request therefor, assist Buyer in delivering to the Agent Records reflecting activity through the close of business on the Business Day immediately preceding the date of such request.

(e) Compliance With Credit and Collection Policies. Each Originator shall comply in all material respects with the Credit and Collection Policies applicable to each Transferred Receivable and the Contracts therefor, and with the terms of such Receivables and Contracts.

(f) Assignment. Performance Guarantor and each Originator agrees that, to the extent permitted under the Purchase Agreement, Buyer may assign all of its right, title and interest in, to and under the Transferred Receivables and this Agreement, including its right to exercise the remedies set forth in Section 4.05. Performance Guarantor and each Originator agrees that, upon any such assignment, the assignee thereof may enforce directly, without joinder of Buyer, all of the obligations of Performance Guarantor and the Originators hereunder, including any obligations of Performance Guarantor or the Originators set forth in Sections 4.02(p), 4.05, 5.01 and 9.14.

(g) Compliance with Agreements and Applicable Laws. Performance Guarantor and each Originator shall perform each of its obligations under this Agreement and the other Related Documents and comply with all federal, state and local laws and regulations applicable to it and the Receivables, including those relating to truth in lending, retail installment sales, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices, privacy, licensing, taxation, ERISA and labor matters and Environmental Laws and Environmental Permits, except to the extent that the failure to so comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(h) Maintenance of Existence and Conduct of Business. Performance Guarantor and each Originator shall (i) do or cause to be done all things necessary to preserve and keep in full force and effect its legal existence and its rights and franchises; (ii) continue to conduct its business substantially as now conducted or as otherwise permitted hereunder and in accordance with the terms of its Organic Documents; (iii) at all times maintain, preserve and protect all of its assets and properties used or useful in the conduct of its business, including all licenses, permits, charters and registrations, and keep the same in good repair, working order and condition in all material respects (taking into consideration ordinary wear and tear) and from time to time make, or cause to be made, all necessary or appropriate repairs, replacements and improvements thereto consistent with industry practices; and (iv) transact business only in such corporate and trade names as are set forth in Schedule 4.02(h) or, upon 30 days' prior written notice to Buyer, the Agent, in such other corporate or trade names with respect to which all action requested by Buyer, the Purchasers or the Agent pursuant to Section 9.13 shall have been taken with respect to the Transferred Receivables. No Originator shall change the type of entity it is, its jurisdiction of incorporation or organization, or its organization number, if any, issued by its state of incorporation or organization, except upon 30 days' prior written notice to Buyer and the Agent, and with respect to which jurisdiction all action requested by Buyer, the Purchasers or the Agent pursuant to Section 9.13 shall have been taken with respect to the Transferred Receivables.

(i) Notice of Material Event. Performance Guarantor and each Originator shall promptly inform Buyer in writing of the occurrence of any of the following, in each case setting forth the details thereof and what action, if any, Performance Guarantor or such Originator proposes to take with respect thereto:

(i) any Litigation commenced or threatened against Performance Guarantor or any Originator or with respect to or in connection with all or any portion of the Transferred Receivables that (A) seeks damages or penalties in an uninsured amount in excess of $500,000 in any one instance or $1,000,000 in the aggregate, (B) seeks injunctive relief, (C) is asserted or instituted against any Plan, its fiduciaries or its assets or against any Originator, Performance Guarantor or any ERISA Affiliate in connection with any Plan, (D) alleges criminal misconduct by Performance Guarantor or any Originator, (E) alleges the violation of any law regarding, or seeks remedies in connection with, any Environmental Liability, (F) would, if determined adversely, have a Material Adverse Effect;

(ii) the commencement of a case or proceeding by or against Performance Guarantor or any Originator seeking a decree or order in respect of Person (A) under the Bankruptcy Code or any other applicable federal, state or foreign bankruptcy or other similar law, (B) appointing a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) for Performance Guarantor or any Originator, or for any substantial part of such Person's assets, or (C) ordering the winding-up or liquidation of the affairs of any Originator or Performance Guarantor;

(iii) (A) any Adverse Claim made or asserted against any of the Transferred Receivables of which it becomes aware or (B) any determination that a Transferred Receivable designated as an Eligible Receivable in an Investment Base Certificate or otherwise was not an Eligible Receivable at the time of such designation; or

(iv) any other event, circumstance or condition that has had or could reasonably be expected to have a Material Adverse Effect.

(j) Use of Proceeds. Each Originator shall utilize the proceeds of the Sale Price obtained by it for each Sale made by it hereunder solely for general corporate purposes and to pay any related expenses payable by each of the Originators under this Agreement and the other Related Documents in connection with the transactions contemplated hereby and thereby and for no other purpose.

(k) Separate Identity.

(i) Performance Guarantor and each Originator shall, and shall cause each of its Affiliates included in the Parent Group to, maintain corporate records and books of account separate from those of Buyer.

(ii) The financial statements of Performance Guarantor and each Originator shall disclose the effects of the Originators' transactions in accordance with GAAP and, in addition, disclose that (A) Buyer's sole business consists of the purchase or acceptance through capital contribution of the Receivables from the Originators and the subsequent resale of such Receivables to the Agent for the benefit of the Purchasers, (B) Buyer is a separate legal entity with its own separate creditors who will be entitled, upon its liquidation, to be satisfied out of Buyer's assets prior to any value in Buyer becoming available to Buyer's equity holders and (C) the assets of Buyer are not available to pay creditors of Performance Guarantor, the Originators or any of their Affiliates.

(iii) The resolutions, agreements and other instruments underlying the transactions described in this Agreement shall be continuously maintained by Performance Guarantor and the Originators as official records.

(iv) The Performance Guarantor shall, and shall cause each member of the Parent Group to, maintain an arm's length relationship with Buyer and shall not hold itself out as being liable for the Indebtedness of Buyer.

(v) Performance Guarantor and each Originator shall, and shall cause each member of the Parent Group to, keep its assets and its liabilities wholly separate from those of Buyer.

(vi) Performance Guarantor and each Originator shall, and shall cause each member of the Parent Group to, conduct its business solely in its own name through its duly Authorized Officers or agents and in a manner designed not to mislead third parties as to the separate identity of the Buyer.

(vii) Performance Guarantor and the Originators shall not, and shall not permit any member of the Parent Group to, mislead third parties by conducting or appearing to conduct business on behalf of Buyer or expressly or impliedly representing or suggesting that Performance Guarantor or any Originator or Affiliate thereof is liable or responsible for the Indebtedness of Buyer or that the assets of Performance Guarantor or any Originator or any Affiliate are available to pay the creditors of Buyer.

(viii) Performance Guarantor and each Originator shall cause operating expenses and liabilities of Buyer to be paid from Buyer's own funds.

(ix) Performance Guarantor and each Originator shall at all times have stationery and other business forms and a mailing address and telephone number separate from those of Buyer.

(x) Performance Guarantor and each Originator shall, and shall cause each member of the Parent Group to, at all times limit its transactions with Buyer only to those expressly permitted hereunder or under any other Related Document.

(xi) Performance Guarantor and each Originator shall, and shall cause each member of the Parent Group to, comply with (and cause to be true and correct) each of the facts and assumptions contained in the opinion of Baker & Daniels delivered pursuant to the Schedule of Documents.

(l) ERISA. Performance Guarantor and each Originator shall give Buyer and the Agent prompt written notice of any event that could result in the imposition of a Lien under Section 412 of the Code or Section 302 or 4068 of ERISA.

(m) Payment, Performance and Discharge of Obligations.

(i) Subject to Section 4.02(m)(ii), Performance Guarantor and each Originator shall, and shall cause each member of the Parent Group to, pay, perform and discharge or cause to be paid, performed and discharged all of its obligations and liabilities, including all taxes, assessments and governmental charges upon its income and properties and all lawful claims for labor, materials, supplies and services, promptly when due.

(ii) Performance Guarantor, its Affiliates and any Originator may in good faith contest, by appropriate proceedings, the validity or amount of any charges or claims described in Section 4.02(m)(i); provided, that (A) adequate reserves with respect to such contest are maintained on the books of such Person, in accordance with GAAP, (B) such contest is maintained and prosecuted continuously and with diligence, (C) none of the Originator Collateral may become subject to forfeiture or loss as a result of such contest, (D) no Lien may be imposed to secure payment of such charges or claims other than inchoate tax liens and (E) Buyer has affirmatively advised such Performance Guarantor (with respect to the Performance Guarantor or its Affiliates) or any Originator in writing that Buyer reasonably believes that nonpayment or nondischarge thereof could not reasonably be expected to have or result in a Material Adverse Effect.

(n) Deposit of Collections. Performance Guarantor and each Originator shall deposit or cause to be deposited promptly into a Lockbox Account, and in any event no later than the first Business Day after receipt thereof, all Collections it may receive in respect of Transferred Receivables.

(o) Accounting Changes. If any Accounting Changes occur and such changes result in a change in the standards or terms used herein, then the parties hereto agree to enter into negotiations in order to amend such provisions so as to equitably reflect such Accounting Changes with the desired result that the criteria for evaluating the financial condition of such Persons shall be the same after such Accounting Changes as if such Accounting Changes had not been made. If the parties hereto agree upon the required amendments to this Agreement, then after appropriate amendments have been executed and the underlying Accounting Change with respect thereto has been implemented, any reference to GAAP contained herein shall, only to the extent of such Accounting Change, refer to GAAP consistently applied after giving effect to the implementation of such Accounting Change. If such parties cannot agree upon the required amendments within 30 days following the date of implementation of any Accounting Change, then all financial statements delivered and all standards and terms used herein shall be prepared, delivered and used without regard to the underlying Accounting Change.

(p) Adjustments to Sale Price. If on any day the Billed Amount of any Transferred Receivable originated by an Originator is reduced as a result of any Dilution Factors, and the amount of such reduction exceeds the amount, if any, of Dilution Factors taken into account in the calculation of the Sale Price for such Transferred Receivable, the Originator shall make a cash payment to Buyer in the amount of such excess by remitting such amount to the Collection Account in accordance with the terms of the Purchase Agreement.

Section 4.03. Reporting Requirements of the Performance Guarantor. The Performance Guarantor hereby agrees that, from and after the Closing Date and until the Termination Date, it shall deliver or cause to be delivered to the Buyer and to Buyer's assignee, the Agent, for distribution to the Purchasers, the financial statements, notices and other information at the times, to the Persons and in the manner set forth in Annex 4.03.

Section 4.04. Negative Covenants of each of the Originators. Performance Guarantor and each Originator covenants and agrees that, without the prior written consent of Buyer and the Agent, from and after the Closing Date and until the Termination Date:

(a) [Reserved].

(b) Liens. Performance Guarantor shall not, and shall not permit any Originator to and no Originator shall, create, incur, assume or permit to exist any Adverse Claim on or with respect to its Receivables or any of its other Originator Collateral (whether now owned or hereafter acquired) except for the Liens set forth in Schedule 4.04(b) and other Permitted Originator Encumbrances.

(c) Modifications of Receivables or Contracts. Performance Guarantor shall not, and shall not permit any Originator to and no Originator shall, extend, amend, forgive, discharge, compromise, cancel or otherwise modify the terms of any Transferred Receivable, or amend, modify or waive any term or condition of any Contract therefore.

(d) Sale Characterization. Performance Guarantor shall not, and shall not permit any Originator to and no Originator shall, make statements or disclosures or prepare any financial statements for any purpose, including for federal income tax, reporting or accounting purposes, that shall account for the transactions contemplated by this Agreement in any manner other than (i) with respect to the Sale of each Receivable originated by it, as a true sale or absolute assignment of its full right, title and ownership interest in such Receivable and (ii) with respect to the Transfer of each of its Contributed Receivables under this Agreement, as a contribution to the capital of Buyer.

(e) Capital Structure and Business. Performance Guarantor shall not, and shall not permit its Subsidiaries to, and no Originator shall, (i) make any changes in any of its business objectives, purposes or operations that could have or result in a Material Adverse Effect or (ii) make any change in its capital structure as described on Schedule 4.04(e), including the issuance of any Equity Interest, warrants or other securities convertible into Equity Interests or any revision of the terms of its outstanding Equity Interests or (iii) amend, supplement or otherwise modify its Organic Documents, in a manner that could have or result in a Material Adverse Effect. Performance Guarantor shall not, nor shall permit any Originator to, and no Originator shall, change its jurisdiction of organization except as permitted by Section 4.02(h). Performance Guarantor shall not, nor shall permit any Originator to, engage in any business other than the businesses currently engaged in by it.

(f) Actions Affecting Rights. Performance Guarantor shall not, and shall not permit any Originator to and no Originator shall, (i) take any action, or fail to take any action, if such action or failure to take action may interfere with the enforcement of any rights hereunder or under the other Related Documents, including rights with respect to the Transferred Receivables; (ii) waive or alter any rights with respect to the Transferred Receivables (or any agreement or instrument relating thereto); or (iii) fail to pay any tax, assessment, charge, fee or other obligation of any Originator with respect to the Transferred Receivables, or fail to defend any action, if such failure to pay or defend may adversely affect the priority or enforceability of the perfected title of Buyer to and the sole record and beneficial ownership interest of Buyer in the Transferred Receivables or, prior to their Sale hereunder, the Originator's right, title or interest therein.

(g) ERISA. Performance Guarantor shall not, and shall not cause or permit any ERISA Affiliate to and no Originator shall, cause or permit to occur an event that could result in the imposition of a Lien under Section 412 of the Code or Section 302 or 4068 of ERISA or cause or permit to cause an ERISA Event to the extent such ERISA Event could reasonably be expected to have a Material Adverse Effect.

(h) Change to Credit and Collection Policies. Each Originator shall comply with the Credit and Collection Policies, and no change shall be made to, the Credit and Collection Policies without the prior written consent of Buyer and the Agent.

(i) Adverse Tax Consequences. Performance Guarantor shall not, and shall not permit any Originator to and no Originator shall, take or permit to be taken any action (other than with respect to actions taken or to be taken solely by a Governmental Authority), or fail or neglect to perform, keep or observe any of its obligations hereunder or under the other Related Documents, that would have the effect directly or indirectly of subjecting any payment to Buyer, the Purchasers or the Agent to withholding taxation.

(j) No Proceedings. From and after the Closing Date and until the date one year plus one day following the date on which all Seller Secured Obligations are paid in full in cash, Performance Guarantor shall not, and shall not permit any Originator to and no Originator shall, directly or indirectly, institute or cause to be instituted against Buyer any proceeding of the type referred to in Sections 9.01(c) and 9.01(d) of the Purchase Agreement.

(k) Commingling. Performance Guarantor shall not, and shall not permit any Originator to and no Originator shall, deposit or permit the deposit of any funds that do not constitute Collections of Transferred Receivables into any Lockbox Account. If such funds are nonetheless deposited into a Lockbox Account and such Originator so notifies the Buyer and the Agent (as Buyer's assignee), the Agent shall promptly remit any such amounts as directed by such Originator.

(l) Financial Covenants. The Performance Guarantor and Originators shall not, and shall not permit any member of the Parent Group to, violate any of the financial covenants set forth in Annex 4.04(l).

(m) Cancellation of Indebtedness. Performance Guarantor and Originators shall not, and shall not permit any member of the Parent Group to, cancel any claim or Indebtedness owing to it, except for reasonable consideration negotiated on an arm's-length basis and in the ordinary course of its business consistent with past practices.

(n) No Impairment of Intercompany Transfers. Except as may be permitted by the Credit Agreement, Performance Guarantor and Originators shall not, and shall not permit any member of the Parent Group to, directly or indirectly enter into or become bound by any agreement, instrument, indenture or other obligation (other than this Agreement and the other Related Documents) that could directly or indirectly restrict, prohibit or require the consent of any Person with respect to the payment of dividends or distributions or the making or repayment of intercompany loans by a member of the Parent Group to another member.

(o) Additional Negative Covenants. The Performance Guarantor and Originators shall not, and shall not permit any member of the Parent Group to, violate any of the additional negative covenants set forth in Annex 4.04(o).

Section 4.05. Breach of Representations, Warranties or Covenants. Upon discovery by Performance Guarantor, any Originators or Buyer of any breach of any representation, warranty or covenant described in Sections 4.01, 4.02 or 4.04 (other than a representation, warranty or covenant relating to the absence of Dilution Factors), which breach is reasonably likely to have a Material Adverse Effect on the value of a Transferred Receivable or the interests of Buyer therein, the party discovering the same shall give prompt written notice thereof to the other parties hereto. The applicable Originator may, at any time on any Business Day, or shall, if requested by notice from Buyer, on the first Business Day following receipt of such notice, either (a) repurchase such Transferred Receivable from Buyer for cash, or (b) make a capital contribution in cash to Buyer by remitting the amount (the "Rejected Amount") of such capital contribution to the Collection Account in accordance with the terms of the Purchase Agreement, in each case in an amount equal to the Billed Amount of such Transferred Receivable minus the sum of (A) Collections received in respect thereof and (B) the amount of any Dilution Factors taken into account in the calculation of the Sale Price therefor. Notwithstanding the foregoing, if any Receivable is not paid in full on account of any Dilution Factors, the applicable Originator's repurchase obligations under this Section 4.05 with respect to such Receivable shall be reduced by the amount of any such Dilution Factors taken into account in the calculation of the Sale Price therefor. The applicable Originator shall ensure that no Collections or other proceeds with respect to a Transferred Receivable so reconveyed to it are paid or deposited into any Lockbox Account.

ARTICLE V
INDEMNIFICATION

Section 5.01. Indemnification. Without limiting any other rights that Buyer or any of its members, officers, directors, employees, attorneys, agents or representatives (each, a "Buyer Indemnified Person") may have hereunder or under applicable law, Performance Guarantor and each Originator hereby agrees to indemnify and hold harmless each Buyer Indemnified Person from and against any and all Indemnified Amounts that may be claimed or asserted against or incurred by any such Buyer Indemnified Person in connection with or arising out of the transactions contemplated under this Agreement or under any other Related Document, any actions or failures to act in connection therewith, including any and all legal costs and expenses arising out of or incurred in connection with disputes between or among any parties to any of the Related Documents, or in respect of any Transferred Receivable or any Contract therefor or the use by Originator of the Sale Price therefor; provided, that neither Performance Guarantor nor the Originators shall be liable for any indemnification to a Buyer Indemnified Person to the extent that any such Indemnified Amounts result solely from (a) such Buyer Indemnified Person's gross negligence or willful misconduct, as finally determined by a court of competent jurisdiction, (b) recourse for uncollectible or uncollected Transferred Receivables due to the lack of creditworthiness of the Obligor or the occurrence of any event of bankruptcy with respect to such Obligor, or (c) any income tax or franchise tax incurred by any Buyer Indemnified Person, except to the extent that the incurrence of any such tax results from a breach of or default under this Agreement or any other Related Document. Subject to the exceptions set forth in clauses (a), (b) and (c) of the immediately preceding sentence but otherwise without limiting the generality of the foregoing, each Originator and Performance Guarantor shall pay on demand to each Buyer Indemnified Person any and all Indemnified Amounts relating to or resulting from:

(i) reliance on any representation or warranty made or deemed made by Performance Guarantor or any Originator (or any of its officers) under or in connection with this Agreement or any other Related Document or on any other information delivered by Performance Guarantor or an Originator pursuant hereto or thereto that shall have been incorrect in any material respect when made or deemed made or delivered;

(ii) the failure by Performance Guarantor or any Originator to comply with any term, provision or covenant contained in this Agreement, any other Related Document or any agreement executed in connection herewith or therewith, any applicable law, rule or regulation with respect to any Transferred Receivable or Contract therefor, or the nonconformity of any Transferred Receivable or the Contract therefor with any such applicable law, rule or regulation;

(iii) the failure to vest and maintain vested in Buyer, or to Transfer to Buyer, valid and properly perfected title to and sole record and beneficial ownership of the Receivables that constitute Transferred Receivables, together with all Collections in respect thereof, free and clear of any Adverse Claim;

(iv) any dispute, claim, offset or defense of any Obligor (other than its discharge in bankruptcy) to the payment of any Receivable that is the subject of a Transfer hereunder (including a defense based on such Receivable or the Contract therefor not being a legal, valid and binding obligation of such Obligor enforceable against it in accordance with its terms), or any other claim resulting from the sale of the merchandise or services giving rise to such Receivable or the furnishing or failure to furnish such merchandise or services or relating to collection activities with respect to such Receivable (if such collection activities were performed by Performance Guarantor or any Originator or any Affiliate acting as the Servicer or a Sub-Servicer), except to the extent that such dispute, claim, offset or defense results solely from any action or inaction on the part of Buyer;

(v) any products liability claim or other claim arising out of or in connection with merchandise, insurance or services that is the subject of any Contract;

(vi) the commingling of Collections with respect to Transferred Receivables by Performance Guarantor or any Originator at any time with its other funds or the funds of any other Person;

(vii) any failure by any Originator to cause the filing of, or any delay in filing, financing statements or other similar instruments or documents under the UCC of any applicable jurisdiction or any other applicable laws with respect to any Receivable that is the subject of a Sale hereunder, whether at the time of any such Sale or at any subsequent time;

(viii) any failure by Performance Guarantor , any Originator or any Servicer to perform, keep or observe any of their respective duties or obligations hereunder, under any other Related Document or under any Contract related to a Transferred Receivable;

(ix) any investigation, Litigation or proceeding related to this Agreement or the use of the Sale Price obtained in connection with any Sale or the ownership of Receivables or Collections with respect thereto or in respect of any Receivable or Contract, except to the extent any such investigation, Litigation or proceeding relates to a matter involving a Buyer Indemnified Person for which neither Performance Guarantor nor any Originator or any of its Affiliates is at fault, as finally determined by a court of competent jurisdiction; or

(x) any claim brought by any Person other than a Buyer Indemnified Person arising from any activity by Performance Guarantor, Originators or any of their Affiliates in servicing, administering or collecting any Transferred Receivables.

NO BUYER INDEMNIFIED PERSON SHALL BE RESPONSIBLE OR LIABLE TO ANY OTHER PARTY TO THIS AGREEMENT OR ANY OTHER RELATED DOCUMENT, ANY SUCCESSOR, ASSIGNEE OR THIRD PARTY BENEFICIARY OF SUCH PERSON OR ANY OTHER PERSON ASSERTING CLAIMS DERIVATIVELY THROUGH SUCH PARTY, FOR INDIRECT, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES THAT MAY BE ALLEGED AS A RESULT OF ANY TRANSACTION CONTEMPLATED HEREUNDER OR THEREUNDER.

ARTICLE VI
DISTRIBUTIONS

Section 6.01. Distributions. The Buyer may declare or pay distributions to its members at any time that, after giving effect to such distributions, the book value of the assets of the Buyer, minus reserves applicable thereto and minus all of the Buyer's liabilities (including accrued and deferred income taxes), all as determined in accordance with GAAP, shall be equal to or greater than five percent (5.0%) of the Outstanding Balance of all Transferred Receivables.

ARTICLE VII
COLLATERAL SECURITY

Section 7.01. Security Interest. To secure the prompt and complete payment, performance and observance of any and all recourse and indemnity obligations of each of the Originators to Buyer, including those set forth in Sections 4.02(p), 4.05, 5.01 and 9.14, and to induce Buyer to enter into this Agreement in accordance with the terms and conditions hereof, each Originator hereby grants, assigns, conveys, pledges, hypothecates and transfers to Buyer a Lien upon all of such Originator's right, title and interest in, to and under the following property, whether now owned by or owing to, or hereafter acquired by or arising in favor of, such Originator (including under any trade names, styles or derivations of such Originator), and whether owned by or consigned by or to, or leased from or to, such Originator, and regardless of where located (all of which being hereinafter collectively referred to as the "Originator Collateral"):

(a) all Receivables, Records (including Contracts) therefor and Collections thereon;

(b) all monies, securities and other property now or hereafter in the possession or custody of, or in transit to, Buyer, for any purpose (including safekeeping, collection or pledge), from or for either of the Originators, or as to which either of the Originators may have any right or power, and all of Buyer's credits and balances with either of the Originators existing at any time;

(c) to the extent not otherwise included, customer lists, credit files and other related property and rights and all computer hardware and software pertaining to the foregoing; and

(d) to the extent not otherwise included, all proceeds of the foregoing and all substitutions and replacements for, each of the foregoing.

Section 7.02. Other Collateral; Rights in Receivables. Nothing contained in this Article VII shall limit the rights of Buyer in and to any other collateral that may have been or may hereafter be granted to Buyer by either of the Originators or any third party pursuant to any other agreement or the rights of Buyer under any of the Transferred Receivables.

Section 7.03. Originators Remain Liable. It is expressly agreed by each of the Originators that, anything herein to the contrary notwithstanding, such Originator shall remain liable under any and all of the Receivables originated by it, the Contracts therefor and all other Originator Collateral to observe and perform all the conditions and obligations to be observed and performed by it thereunder. The Buyer shall not have any obligation or liability under any such Receivables, Contracts or Originator Collateral by reason of or arising out of this Agreement or the granting herein of a Lien thereon or the receipt by the Buyer of any payment relating thereto pursuant hereto. The exercise by the Buyer of any of its respective rights under this Agreement shall not release either of the Originators from any of its respective duties or obligations under any such Receivables, Contracts or Originator Collateral. The Buyer shall not be required or obligated in any manner to perform or fulfill any of the obligations of either of the Originators under or pursuant to any such Receivable, Contract or Originator Collateral, or to make any payment, or to make any inquiry as to the nature or the sufficiency of any payment received by it or the sufficiency of any performance by any party under any such Receivable, Contract or Originator Collateral, or to present or file any claims, or to take any action to collect or enforce any performance or the payment of any amounts that may have been assigned to it or to which it may be entitled at any time or times.

ARTICLE VIII
PERFORMANCE UNDERTAKING

Section 8.01. Guaranty of Performance of Guaranteed Obligations. Performance Guarantor hereby guarantees to Buyer, the full and punctual payment and performance by each

Originator and each Servicer that is a Subsidiary or an Affiliate of Performance Guarantor (each, an "Affiliated Servicer") of its respective Guaranteed Obligations. The undertaking embodied in this Article VIII (this "Undertaking") is an absolute, unconditional and continuing guaranty of the full and punctual performance of all Guaranteed Obligations under this Agreement or the Purchase Agreement, as applicable, and each other document executed and delivered by either of the Originators or Affiliated Servicer pursuant to such agreements, as applicable, and is in no way conditioned upon any requirement that Buyer first attempt to collect any amounts owing by the Originators or Affiliated Servicer to Buyer, the Agent or the Purchasers from any other Person or resort to any collateral security, any balance of any deposit account or credit on the books of Buyer, the Agent or the Purchasers in favor of either of the Originators or Affiliated Servicer or any other Person or other means of obtaining payment. Should either of the Originators or Affiliated Servicer default in the payment or performance of any of its Guaranteed Obligations, Buyer (or its assigns) may cause the immediate performance by Performance Guarantor of such Guaranteed Obligations and cause any payment of Guaranteed Obligations to become forthwith due and payable to Buyer (or its assigns) by Performance Guarantor, without demand or notice of any nature (other than as expressly provided herein), all of which are hereby expressly waived by Performance Guarantor. Notwithstanding the foregoing, this Undertaking is not a guarantee of the collection of any of the Receivables and Performance Guarantor shall not be responsible for any Guaranteed Obligations to the extent the failure to perform such Guaranteed Obligations by either of the Originators or Affiliated Servicer results from Receivables being uncollectible on account of the insolvency, bankruptcy or lack of creditworthiness of the related Obligor; provided that nothing herein shall relieve either of the Originators or Affiliated Servicer from performing in full its Guaranteed Obligations under the Related Documents to which it is a party or Performance Guarantor of its Undertaking hereunder with respect to the full performance of such duties.

Section 8.02. Performance Guarantor's Further Agreements to Pay. Performance Guarantor further agrees, as the principal obligor and not as a guarantor only, to pay to Buyer (and its assigns), forthwith upon demand in funds immediately available to Buyer, all reasonable costs and expenses (including court costs and reasonable legal expenses) incurred or expended by Buyer in connection with the Guaranteed Obligations, this Undertaking and the enforcement thereof, together with interest on amounts recoverable under this Undertaking from the time when such amounts become due until payment, at a rate of interest (computed for the actual number of days elapsed based on a 360-day year) equal to the sum of the Index Rate plus the Daily Margin plus the Daily Default Margin *per annum*, such rate of interest changing when and as the Index Rate changes.

Section 8.03. Waivers by Performance Guarantor. Performance Guarantor waives notice of acceptance of this Undertaking, notice of any action taken or omitted by Buyer (or its assigns) in reliance on this undertaking, and any requirement that Buyer (or its assigns) be diligent or prompt in making demands under this undertaking, giving notice of any Termination Event, Event of Servicer Termination, other default or omission by either of the Originators or

Affiliated Servicer or asserting any other rights of Buyer under this Undertaking. Performance Guarantor warrants that it has adequate means to obtain from the Originators and Affiliated Servicer, on a continuing basis, information concerning their financial condition, and that it is not relying on Buyer to provide such information, now or in the future. Performance Guarantor also irrevocably waives all defenses (i) that at any time may be available in respect of the Guaranteed Obligations by virtue of any statute of limitations, valuation, stay, moratorium law or other similar law now or hereafter in effect or (ii) that arise under the law of suretyship, including impairment of collateral. Buyer (and its assigns) shall be at liberty, without giving notice to or obtaining the assent of Performance Guarantor and without relieving Performance Guarantor of any liability under this Undertaking, to deal with each of the Originators and Affiliated Servicer and with each other party who now is or after the date hereof becomes liable in any manner for any of the Guaranteed Obligations, in such manner as Buyer in its sole discretion deems fit, and to this end Performance Guarantor agrees that the validity and enforceability of this Undertaking, shall not be impaired or affected by any of the following: (a) any extension, modification or renewal of, or indulgence with respect to, or substitutions for, the Guaranteed Obligations or any part thereof or any agreement relating thereto at any time; (b) any failure or omission to enforce any right, power or remedy with respect to the Guaranteed Obligations or any part thereof or any agreement relating thereto, or any collateral securing the Guaranteed Obligations or any part thereof; (c) any waiver of any right, power or remedy or of any Termination Event, Event of Servicer Termination, or default with respect to the Guaranteed Obligations or any part thereof or any agreement relating thereto; (d) any release, surrender, compromise, settlement, waiver, subordination or modification, with or without consideration, of any other obligation of any Person or entity with respect to the Guaranteed Obligations or any part thereof; (e) the enforceability or validity of the Guaranteed Obligations or any part thereof or the genuineness, enforceability or validity of any agreement relating thereto or with respect to the Guaranteed Obligations or any part thereof; (f) the application of payments received from any source to the payment of any payment obligations of either Originator or Affiliated Servicer or any part thereof or amounts which are not covered by this Undertaking even though Buyer (or its assigns) might lawfully have elected to apply such payments to any part or all of the payment obligations of Originators or Affiliated Servicer or to amounts which are not covered by this Undertaking; (g) the existence of any claim, setoff or other rights which Performance Guarantor may have at any time against Originators or Affiliated Servicer in connection herewith or any unrelated transaction; (h) any assignment or transfer of the Guaranteed Obligations or any part thereof; or (i) any failure on the part of Originators or Affiliated Servicer to perform or comply with any term of the Agreements or any other document executed in connection therewith or delivered thereunder, all whether or not Performance Guarantor shall have had notice or knowledge of any act or omission referred to in the foregoing clauses (a) through (i) of this Section 8.03.

Section 8.04. Unenforceability of Guaranteed Obligations Against Originators or Affiliated Servicer. Notwithstanding (a) any change of ownership of Originators or Affiliated Servicer or the insolvency, bankruptcy or any other change in the legal status of Originators or Affiliated Servicer; (b) any change in or the imposition of any law, decree, regulation or other governmental act which does or might impair, delay or in any way affect the validity, enforceability or the payment when due of the Guaranteed Obligations; (c) the failure of either of the Originators, Affiliated Servicer or Performance Guarantor to maintain in full force, validity or effect or to obtain or renew when required all governmental and other approvals, licenses or consents required in connection with the Guaranteed Obligations or this Undertaking, or to take any other action required in connection with the performance of all obligations pursuant to the Guaranteed Obligations or this Undertaking; or (d) if any of the moneys included in the Guaranteed Obligations have become irrecoverable from either of the Originators or Affiliated Servicer for any other reason other than final payment in full of the payment Guaranteed Obligations in accordance with their terms, this Undertaking shall nevertheless be binding on Performance Guarantor. This Undertaking shall be in addition to any other guaranty or other security for the Guaranteed Obligations, and it shall not be rendered unenforceable by the invalidity of any such other guaranty or security. In the event that acceleration of the time for payment of any of the Guaranteed Obligations is stayed upon the insolvency, bankruptcy or reorganization of either of the Originators or Affiliated Servicer or for any other reason with respect to either of the Originators or Affiliated Servicer, all such amounts then due and owing with respect to the Guaranteed Obligations under the terms of the Agreements, or any other agreement evidencing, securing or otherwise executed in connection with the Guaranteed Obligations, shall be immediately due and payable by Performance Guarantor.

Section 8.05. Subrogation; Subordination. Notwithstanding anything to the contrary contained herein, until the Guaranteed Obligations are paid in full, Performance Guarantor: (a) will not enforce or otherwise exercise any right of subrogation to any of the rights of Buyer, the Agent or the Purchasers against either of the Originators or Affiliated Servicer, (b) hereby waives all rights of subrogation (whether contractual, under Section 509 of the United States Bankruptcy Code, at law or in equity or otherwise) to the claims of Buyer, the Agent and the Purchasers against either of the Originators or Affiliated Servicer and all contractual, statutory or legal or equitable rights of contribution, reimbursement, indemnification and similar rights and "claims" (as such term is defined in the United States Bankruptcy Code) which Performance Guarantor might now have or hereafter acquire against either of the Originators or Affiliated Servicer that arise from the existence or performance of Performance Guarantor's obligations hereunder, (c) will not claim any setoff, recoupment or counterclaim against either of the Originators or Affiliated Servicer in respect of any liability of Performance Guarantor to either of the Originators or Affiliated Servicer and (d) waives any benefit of and any right to participate in any collateral security which may be held by the Agent or any Purchaser. The payment of any amounts due with respect to any Indebtedness of either of the Originators or Affiliated Servicer now or hereafter owed to Performance Guarantor is hereby subordinated to the prior payment in full of all of the Guaranteed Obligations. Performance Guarantor agrees that, after the occurrence of any default in the payment or performance of any of the Guaranteed Obligations, Performance Guarantor will not demand, sue for or otherwise attempt to collect any such Indebtedness of either of the Originators or Affiliated Servicer to Performance Guarantor until all of the Guaranteed Obligations shall have been paid and performed in full. If, notwithstanding the foregoing sentence, Performance Guarantor shall collect, enforce or receive any amounts in respect of such Indebtedness while any Guaranteed Obligations are still unperformed or outstanding, such amounts shall be collected, enforced and received by Performance Guarantor as trustee for Buyer (and its assigns) and be paid over to Buyer (or its assigns) on account of the Guaranteed Obligations without affecting in any manner the liability of Performance Guarantor under the other provisions of this Undertaking. The provisions of this Section shall be supplemental to and not in derogation of any rights and remedies of Buyer under any separate subordination agreement which Buyer may at any time and from time to time enter into with Performance Guarantor.

Section 8.06. Termination of Performance Undertaking. Performance Guarantor's obligations hereunder shall continue in full force and effect until all Seller Secured Obligations are finally paid and satisfied in full and the Purchase Agreement is terminated, provided that this Undertaking shall continue to be effective or shall be reinstated, as the case may be, if at any time payment or other satisfaction of any of the Guaranteed Obligations is rescinded or must otherwise be restored or returned upon the bankruptcy, insolvency, or reorganization of either of the Originators or Affiliated Servicer or otherwise, as though such payment had not been made or other satisfaction occurred, whether or not Buyer (or its assigns) is in possession of this Undertaking. No invalidity, irregularity or unenforceability by reason of the federal bankruptcy code or any insolvency or other similar law, or any law or order of any government or agency thereof purporting to reduce, amend or otherwise affect the Guaranteed Obligations shall impair, affect, be a defense to or claim against the obligations of Performance Guarantor under this Undertaking.

Section 8.07. Effect of Bankruptcy. This Performance Undertaking shall survive the insolvency of either of the Originators or Affiliated Servicer and the commencement of any case or proceeding by or against either of the Originators or Affiliated Servicer under the federal bankruptcy code or other federal, state or other applicable bankruptcy, insolvency or reorganization statutes. No automatic stay under the federal bankruptcy code with respect to either of the Originators or Affiliated Servicer or other federal, state or other applicable bankruptcy, insolvency or reorganization statutes to which either of the Originators or Affiliated Servicer is subject shall postpone the obligations of Performance Guarantor under this Undertaking.

Section 8.08. Setoff. Regardless of the other means of obtaining payment of any of the Guaranteed Obligations, Buyer (and its assigns) is hereby authorized at any time and from time to time, without notice to Performance Guarantor (any such notice being expressly waived by Performance Guarantor) and to the fullest extent permitted by law, to set off and apply any deposits and other sums against the obligations of Performance Guarantor under this Undertaking, whether or not Buyer (or any such assign) shall have made any demand under this Undertaking and although such obligations may be contingent or unmatured.

ARTICLE IX
MISCELLANEOUS

Section 9.01. Notices. Except as otherwise provided herein, whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties by any other parties, or whenever any of the parties desires to give or serve upon any other parties any communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be deemed to have been validly served, given or delivered (a) upon the earlier of actual receipt and three Business Days after deposit in the United States Mail, registered or certified mail, return receipt requested, with proper postage prepaid, (b) upon transmission, when sent by telecopy or other similar facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or United States Mail as otherwise provided in this Section 9.01), (c) one Business Day after deposit with a reputable overnight courier with all charges prepaid or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address or facsimile number set forth below in this Section 9.01 or to such other address (or facsimile number) as may be substituted by notice given as herein provided:

Performance Guarantor:
1000 Sagamore Parkway South
Lafayette, Indiana 47905
Attention: Christopher A. Black
Fax: (765) 772-2600

either of the Originators:

c/o Performance Guarantor at the address set forth above

Buyer:
1000 Sagamore Parkway South
Lafayette, Indiana 47905
Attention: Christopher A. Black
Fax: (765) 772-2600

provided that each such declaration or other communication shall be deemed to have been validly delivered to the Agent under this Agreement upon delivery to the Agent in accordance with the terms of the Purchase Agreement. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Failure or delay in delivering copies of any notice, demand, request, consent, approval, declaration or other communication to any Person (other than Buyer) designated in any written communication provided hereunder to receive copies shall in no way adversely affect the effectiveness of such notice, demand, request, consent, approval, declaration or other communication. Notwithstanding the foregoing, whenever it is provided herein that a notice is to be given to any other party hereto by a specific time, such notice shall only be effective if actually received by such party prior to such time, and if such notice is received after such time or on a day other than a Business Day, such notice shall only be effective on the immediately succeeding Business Day.

Section 9.02. No Waiver; Remedies. Buyer's failure, at any time or times, to require strict performance by any Originators or Performance Guarantor of any provision of this Agreement or the Receivables Assignment shall not waive, affect or diminish any right of Buyer thereafter to demand strict compliance and performance herewith or therewith. Any suspension or waiver of any breach or default hereunder shall not suspend, waive or affect any other breach or default whether the same is prior or subsequent thereto and whether the same or of a different type. None of the undertakings, agreements, warranties, covenants and representations of the Originators or Performance Guarantor contained in this Agreement or the Receivables Assignment, and no breach or default by any Originator or Performance Guarantor hereunder or thereunder, shall be deemed to have been suspended or waived by Buyer unless such waiver or suspension is by an instrument in writing signed by an officer of or other duly authorized signatory of Buyer and directed to Performance Guarantor or such Originator, as applicable, specifying such suspension or waiver. Buyer's rights and remedies under this Agreement shall be cumulative and nonexclusive of any other rights and remedies that Buyer may have under any other agreement, including the other Related Documents, by operation of law or otherwise. Recourse to the Originator Collateral shall not be required.

Section 9.03. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of Originators, Performance Guarantor and Buyer and their respective successors and permitted assigns, except as otherwise provided herein. Neither Performance Guarantor nor any Originator may assign, transfer, hypothecate or otherwise convey its rights, benefits, obligations or duties hereunder without the prior express written consent of Buyer, the Purchasers and the Agent. Any such purported assignment, transfer, hypothecation or other conveyance by any Originator or Performance Guarantor without the prior express written consent of Buyer, the Purchasers and the Agent shall be void. Each Originator and Performance Guarantor acknowledges that, to the extent permitted under the Purchase Agreement, Buyer may assign its rights granted hereunder, including the benefit of any indemnities under Article V and any of its rights in the Originator Collateral granted under Article VII, and upon such assignment, such assignee shall have, to the extent of such assignment, all rights of Buyer hereunder and, to the extent permitted under the Purchase Agreement, may in turn assign such rights. Each Originator and Performance Guarantor agrees that, upon any such assignment, such assignee may enforce directly, without joinder of Buyer, the rights set forth in this Agreement. All such assignees, including parties to the Purchase Agreement in the case of any assignment to such parties, shall be third party beneficiaries of, and shall be entitled to enforce Buyer's rights and remedies under, this Agreement to the same extent as if they were parties hereto. Without limiting the generality of the foregoing, all notices to be provided to the Buyer hereunder shall be delivered to both the Buyer and the Agent under the Purchase Agreement, and shall be effective only upon such delivery to the Agent. The terms and provisions of this Agreement are for the purpose of defining the relative rights and obligations of each Originator, Performance Guarantor and Buyer with respect to the transactions contemplated hereby and, except for the Purchasers and the Agent, no Person shall be a third party beneficiary of any of the terms and provisions of this Agreement.

Section 9.04. Termination; Survival of Obligations.

(a) This Agreement shall create and constitute the continuing obligations of the parties hereto in accordance with its terms, and shall remain in full force and effect until the Termination Date.

(b) Except as otherwise expressly provided herein or in any other Related Document, no termination or cancellation (regardless of cause or procedure) of any commitment made by Buyer under this Agreement shall in any way affect or impair the obligations, duties and liabilities of any Originator, Performance Guarantor or the rights of Buyer relating to any unpaid portion of any and all recourse and indemnity obligations of Originator and Performance Guarantor to Buyer, including those set forth in Sections 4.02(p), 4.05, 5.01 and 9.14, due or not due, liquidated, contingent or unliquidated or any transaction or event occurring prior to such termination, or any transaction or event, the performance of which is required after the Facility Termination Date. Except as otherwise expressly provided herein or in any other Related Document, all undertakings, agreements, covenants, warranties and representations of or binding upon Originators and Performance Guarantor, and all rights of Buyer hereunder, all as contained in the Related Documents, shall not terminate or expire, but rather shall survive any such termination or cancellation and shall continue in full force and effect until the Termination Date; provided, that the rights and remedies pursuant to Sections 4.02(p), 4.05, the indemnification and payment provisions of Article V, and the provisions of Sections 4.04(j), 9.03, 9.12 and 9.14 shall be continuing and shall survive any termination of this Agreement.

Section 9.05. Complete Agreement; Modification of Agreement. This Agreement and the other Related Documents constitute the complete agreement between the parties with respect to the subject matter hereof and thereof, supersede all prior agreements and understandings relating to the subject matter hereof and thereof, and may not be modified, altered or amended except as set forth in Section 9.06.

Section 9.06. Amendments and Waivers. No amendment, modification, termination or waiver of any provision of this Agreement or any of the other Related Documents, or any consent to any departure by any Originator or Performance Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by each of the parties hereto and the Purchasers and the Agent. No consent or demand in any case shall, in itself, entitle any party to any other consent or further notice or demand in similar or other circumstances.

Section 9.07. GOVERNING LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL.

(a) **THIS AGREEMENT AND EACH RELATED DOCUMENT (EXCEPT TO THE EXTENT THAT ANY RELATED DOCUMENT EXPRESSLY PROVIDES TO THE CONTRARY) AND THE OBLIGATIONS ARISING HEREUNDER AND THEREUNDER SHALL IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ILLINOIS (WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES), EXCEPT TO THE EXTENT THAT THE PERFECTION, EFFECT OF PERFECTION OR PRIORITY OF THE INTERESTS OF THE BUYER IN THE RECEIVABLES OR REMEDIES HEREUNDER OR THEREUNDER, IN RESPECT THEREOF, ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF ILLINOIS, AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA.**

(b) **EACH PARTY HERETO HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN COOK COUNTY SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THEM PERTAINING TO THIS AGREEMENT OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY RELATED DOCUMENT; PROVIDED, THAT EACH PARTY HERETO ACKNOWLEDGES THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF COOK COUNTY; PROVIDED FURTHER, THAT NOTHING IN THIS AGREEMENT SHALL BE DEEMED OR OPERATE TO PRECLUDE BUYER FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO REALIZE ON THE ORIGINATOR COLLATERAL OR ANY OTHER SECURITY FOR THE OBLIGATIONS OF ORIGINATORS OR PERFORMANCE GUARANTOR ARISING HEREUNDER, OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF BUYER. EACH PARTY HERETO SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND EACH PARTY HERETO HEREBY WAIVES ANY OBJECTION THAT SUCH PARTY MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT. EACH PARTY HERETO HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINT AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO SUCH PARTY AT THE ADDRESS SET FORTH BENEATH ITS NAME ON THE SIGNATURE PAGES HEREOF AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON**

THE EARLIER OF SUCH PARTY'S ACTUAL RECEIPT THEREOF OR THREE DAYS AFTER DEPOSIT IN THE UNITED STATES MAIL, PROPER POSTAGE PREPAID. NOTHING IN THIS SECTION SHALL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

(c) **BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH THIS AGREEMENT OR ANY RELATED DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.**

Section 9.08. Counterparts. This Agreement may be executed in any number of separate counterparts, each of which shall collectively and separately constitute one agreement.

Section 9.09. Severability. Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section 9.10. Section Titles. The section titles and table of contents contained in this Agreement are provided for ease of reference only and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

Section 9.11. No Setoff. Neither Performance Guarantor's nor any Originator's obligations under this Agreement shall be affected by any right of setoff, counterclaim, recoupment, defense or other right any Originator or Performance Guarantor might have against Buyer, the Purchasers or the Agent, all of which rights are hereby expressly waived by the Originators and Performance Guarantor.

Section 9.12. Press Releases. Each of the Performance Guarantor and the Originators agrees that it shall not (and shall not permit any of its Subsidiaries to) issue any news release or make any public announcement pertaining to the transactions contemplated by this Agreement and the Related Documents without the prior written consent of Buyer and the Agent (which consent shall not be unreasonably withheld) unless such news release or public announcement is required by law, in which case the Performance Guarantor or such Originator, as the case may be, shall consult with Buyer and each of the Committed Purchaser and the Conduit Purchaser prior to the issuance of such news release or public announcement. Each of the Performance Guarantor and the Originators may, however, disclose the general terms of the transactions contemplated by this Agreement and the Related Documents to trade creditors, suppliers and other similarly-situated Persons so long as such disclosure is not in the form of a news release or public announcement.

Section 9.13. Further Assurances.

(a) Performance Guarantor shall, and shall cause each Originator to, and each Originator shall, at its sole cost and expense, upon request of Buyer, the Purchasers or the Agent, promptly and duly execute and deliver any and all further instruments and documents and take such further actions that may be necessary or desirable or that Buyer, the Purchasers or the Agent may request to carry out more effectively the provisions and purposes of this Agreement or any other Related Document or to obtain the full benefits of this Agreement and of the rights and powers herein granted, including (i) using its best efforts to secure all consents and approvals necessary or appropriate for the assignment to or for the benefit of Buyer of any Transferred Receivable or Originator Collateral held by an Originator or in which any Originator has any rights not heretofore assigned, (ii) filing any financing or continuation statements under the UCC with respect to the ownership interests or Liens granted hereunder or under any other Related Document, (iii) transferring Originator Collateral to Buyer's possession if such collateral consists of chattel paper or instruments or if a Lien upon such collateral can be perfected only by possession, or if otherwise requested by Buyer; and (iv) entering into "control agreements" (as defined in the UCC with respect to any Originator Collateral to the extent that a first priority Lien upon such Originator Collateral can be perfected only by control. Each of the Originators hereby authorizes Buyer, the Purchasers and the Agent to file any such financing or continuation statements without the signature of each of the Originators to the extent permitted by applicable law. A carbon, photographic or other reproduction of this Agreement or of any notice or financing statement covering the Transferred Receivables, the Originator Collateral or any part thereof shall be sufficient as a notice or financing statement where permitted by law. If any amount payable under or in connection with any of the Originator Collateral is or shall become evidenced by any instrument, such instrument, other than checks and notes received in the ordinary course of business, shall be duly endorsed in a manner satisfactory to Buyer immediately upon the applicable Originator's receipt thereof and promptly delivered to Buyer.

(b) If any Originator or Performance Guarantor fails to perform any agreement or obligation under this Section 9.13, Buyer, the Purchasers or the Agent may (but shall not be required to) itself perform, or cause performance of, such agreement or obligation, and the reasonable expenses of Buyer, the Purchasers or the Agent incurred in connection therewith shall be payable by such Originator or Performance Guarantor upon demand of Buyer or the Agent.

Section 9.14. Fees and Expenses. In addition to its indemnification obligations pursuant to Article V, each Originator and Performance Guarantor agrees, jointly and severally, to pay on demand all costs and expenses incurred by Buyer in connection with the negotiation, preparation, execution and delivery of this Agreement and the other Related Documents, including the fees and out-of-pocket expenses of Buyer's counsel, advisors, consultants and auditors retained in connection with the transactions contemplated thereby and advice in connection therewith, and each Originator and Performance Guarantor agrees, jointly and severally, to pay all costs and expenses, if any (including attorneys' fees and expenses but excluding any costs of enforcement or collection of the Transferred Receivables), in connection with the enforcement of this Agreement and the other Related Documents.

IN WITNESS WHEREOF, the parties have caused this Receivables Sale Agreement to be executed by their respective duly authorized representatives, as of the date first above written.

WABASH NATIONAL CORPORATION, *AS PERFORMANCE GUARANTOR*

By: ____________________________
Name: Christopher A. Black
Title: Vice President & Treasurer

WABASH NATIONAL, L.P.

By: NOAMTC, Inc., its general partner

By: ____________________
Name: Christopher A. Black,
Authorized Representative

NOAMTC, INC.

By ____________________________
Name: Christopher A. Black,
Authorized Representative

WNC RECEIVABLES, LLC

By ____________________________
Name: Christopher A. Black
Title: Manager

EXHIBIT 2.01(a)

Form of
RECEIVABLES ASSIGNMENT

THIS RECEIVABLES ASSIGNMENT (the "Receivables Assignment") is entered into as of April 11, 2002, by and between NOAMTC, INC., a Delaware corporation, WABASH NATIONAL, L.P., a Delaware limited partnership (each an "Originator" and collectively, the "Originators"), and WNC RECEIVABLES, LLC, a Delaware limited liability company (the "Buyer").

1. We refer to that certain Receivables Sale and Contribution Agreement (as amended, restated, supplemented or otherwise modified from time to time, the "Sale Agreement") of even date herewith among the Originators, Wabash National Corporation, in its capacity as Performance Guarantor ("Performance Guarantor"), and Buyer. All of the terms, covenants and conditions of the Sale Agreement are hereby made a part of this Receivables Assignment and are deemed incorporated herein in full. Unless otherwise defined herein, capitalized terms or matters of construction defined or established in the Sale Agreement shall be applied herein as defined or established therein.

2. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Originator hereby sells, or sells and contributes, to Buyer, without recourse, except as provided in Sections 4.02(p), 4.05, and 5.01 of the Sale Agreement, all of each Originator's right, title and interest in, to and under all of its Receivables (including all Collections, Records and proceeds with respect thereto) existing as of the Closing Date and thereafter created or arising at any time until the Facility Termination Date.

3. Subject to the terms and conditions of the Sale Agreement, each Originator hereby covenants and agrees to sign, sell or contribute, as applicable, execute and deliver, or cause to be signed, sold or contributed, executed and delivered, and to do or make, or cause to be done or made, upon request of Buyer and at each Originator's expense, any and all agreements, instruments, papers, deeds, acts or things, supplemental, confirmatory or otherwise, as may be reasonably required by Buyer for the purpose of or in connection with acquiring or more effectively vesting in Buyer or evidencing the vesting in Buyer of the property, rights, title and interests of each Originator sold or contributed hereunder or intended to be sold or contributed hereunder.

4. Wherever possible, each provision of this Receivables Assignment shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Receivables Assignment shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without

invalidating the remainder of such provision or the remaining provisions of this Receivables Assignment.

5. THIS RECEIVABLES ASSIGNMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO THE PRINCIPLES THEREOF REGARDING CONFLICT OF LAWS, AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA.

IN WITNESS WHEREOF, the parties have caused this Receivables Assignment to be executed by their respective officers thereunto duly authorized, as of the day and year first above written.

NOAMTC, INC., as an Originator

By ____________________________

Name: Christopher A. Black,
Authorized Representative

WABASH NATIONAL, L.P., as an Originator

By: NOAMTC, Inc., its general partner

By: ________________________
Name: Christopher A. Black,
Authorized Representative

WNC RECEIVABLES, LLC, as Buyer

By ____________________________
Name: Christopher A. Black
Title: Manager

Schedule 4.01(a)

Jurisdiction of Incorporation/Organization

Schedule 4.01(b)

Executive Offices; Collateral Locations; Other Names

Schedule 4.01(d)

Litigation

Schedule 4.01(f)

Financial Statements and Projections

Schedule 4.01(i)

Labor Matters

Schedule 4.01(j)

Ventures, Subsidiaries and Affiliates; Outstanding Equity Interests

Schedule 4.01(k)

Tax Matters

Schedule 4.01(l)

Intellectual Property

Schedule 4.01(o)

ERISA

Schedule 4.01(s)

Warranty Policy

Warranty Information

Products Warranted. Wabash National, L. P. (Wabash) provides the following WARRANTY on its Trailers and RoadRailer MarkV Trailers, which are operated in the U.S.A. and Canada (the Product), to the first retail customer. Other products are covered by a separate warranty previously furnished.

Warranty. Wabash warrants to the first retail customer that any new trailer, including a RoadRailer trailer, will be free of defects in material and workmanship when properly maintained and used in normal service free from accident, derailment or collision. Unless specified otherwise, the warranty shall be for the following period.

Container chassis and special trailers – one year
Dry freight, refrigerated and flat trailers – five years

Normal service means the loading, unloading, and carriage of uniformly distributed legal loads of non-corrosive and properly secured cargo on well maintained railways and public roads, with gross vehicle weights not exceeding the labeled gross vehicle weight rating. RoadRailer trailers shall not be subjected to rail buff and draft forces which exceed the trailer's rated capacity, nor shall the trailer be operated at a speed on rail exceeding the rail bogie's rated speed limit.

Wabash does not warrant parts or accessories supplied by others. Wabash assigns to the customer any warranties in favor of Wabash with respect to any such parts or accessories which may legally be assigned by Wabash.

This warranty does not cover:

1. Parts which are not defective but which may wear out and have to be replaced.
2. Alignments or adjustments which are normal maintenance items not caused by a defect in the trailer.
3. Parts which after delivery have been repaired or altered by anyone other than Wabash's service representatives unless, in Wabash's opinion, such repairs or alterations did not in any way contribute to the defective conditions.
4. Any item covered by a separate Wabash warranty.

THIS NON-ASSIGNABLE WARRANTY IS MADE BY WABASH SOLELY TO THE FIRST RETAIL CUSTOMER AND SHALL BE IN

LIEU OF ANY OTHER WARRANTY, EXPRESSED OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR PARTICULAR PURPOSE, WHICH ARE DISCLAIMED.

The only warranty covering the Product is the written express warranty above. All warranty remedies are subject to the following limitations. Customer and Wabash agree that Wabash's exclusive liability under this warranty or otherwise shall be the repair or replacement, at Wabash's option, of any defective Product. Customer must give notice of the defect immediately after such defect is or ought to have been discovered, and return the Product to Wabash or other mutually agreeable location, within twenty (20) days after Wabash request the return. Wabash shall have no liability for cargo loss, loss of use or any other incidental or consequential damages.

Schedule 4.01(v)

Deposit and Disbursement Accounts

Schedule 4.02(h)

Trade Names

Schedule 4.04(b)

<u>Existing Liens</u>

Schedule 4.04(e)

Capital Structure

Schedule 4.04(o)(B)

Sale of Assets

Schedule 4.04(o)(L)

Prepayment of Other Indebtedness

ANNEX X
DEFINITIONS

ANNEX Y
SCHEDULE OF DOCUMENTS

ANNEX 4.03

REPORTING REQUIREMENTS OF THE PERFORMANCE GUARANTOR

The Performance Guarantor shall furnish, or cause to be furnished, to the Agent (as Buyer's assignee) for distribution to the Purchasers:

(a) Annual Audited Financials. As soon as available, and in any event within 90 days after the end of each fiscal year, Financial Statements for the Parent and each of its Subsidiaries on an audited consolidated and an unaudited consolidating basis, consisting of balance sheets and statements of income and retained earnings and cash flows, setting forth in comparative form in each case the figures for the previous fiscal year, which Financial Statements shall be prepared in accordance with GAAP and, in the case of such consolidated statements, certified without qualification by an independent certified public accounting firm of national standing or otherwise acceptable to Agent. Such Financial Statements shall be accompanied by (i) a statement prepared in reasonable detail showing the calculations used in determining compliance with Section 4.04(l) of the Sale Agreement, (ii) the certification of the Chief Executive Officer or Chief Financial Officer that all such Financial Statements present fairly in accordance with GAAP the financial position, results of operations and statements of cash flows of the Parent and each of its Subsidiaries on a consolidated and consolidating basis, as at the end of such fiscal year and for the period then ended, and that there was no Termination Event or Incipient Termination Event in existence as of such time or, if a Termination Event or Incipient Termination Event has occurred and is continuing, describing the nature thereof and all efforts undertaken to cure such Termination Event or Incipient Termination Event, and (iii) a Bringdown Certificate from each of the Parent, the Originators, the Servicer, the Seller and the Independent Member.

(b) Quarterly Financials. As soon as available, and in any event within 45 days after the end of each fiscal quarter, consolidated and consolidating financial information regarding the Parent and each of its Subsidiaries, certified by the Chief Executive Officer or Chief Financial Officer of such member of the Parent Group, consisting of (i) unaudited balance sheets as of the close of such fiscal quarter and the related statements of income and cash flows for that portion of the fiscal year ending as of the close of such fiscal quarter and (ii) unaudited statements of income and cash flows for such fiscal quarter, in each case setting forth in comparative form the figures for the corresponding period in the prior year and the figures contained in the Projections for such fiscal year, all prepared in accordance with GAAP (subject to normal year-end adjustments). Such financial information shall be accompanied by (A) a statement in reasonable detail showing the calculations used in determining compliance with Section 4.04(l) of the Sale Agreement that is tested on a quarterly basis and (B) the certification of the Chief Executive Officer, Chief Financial Officer or Treasurer of the Parent that (i) such financial information presents fairly in accordance with GAAP (subject to normal year-end adjustments) the financial position, results of operations and statements of cash flows of the Parent and each of its Subsidiaries on a consolidated and consolidating basis, as at the end of such fiscal quarter and for the period then ended, and (ii) any other information presented is true, correct and complete in all material respects and that that there was no Termination Event or Incipient Termination Event in existence as of such time or, if a Termination Event or Incipient Termination Event has occurred and is continuing, describing the nature thereof and all efforts undertaken to cure such Termination Event or Incipient Termination Event.

(c) Monthly Financials. As soon as available, and in any event within 30 days after the end of each fiscal month (but within 45 days if the applicable month is the end of a fiscal quarter or within 90 days if the applicable month is the end of a fiscal year), financial information regarding the Parent and each of its Subsidiaries, certified by the Chief Financial Officer of such member of the Parent Group, consisting of consolidated and consolidating (i) unaudited balance sheets as of the close of such fiscal month and the related statements of income and cash flows for that portion of the fiscal year ending as of the close of such fiscal month and (ii) unaudited statements of income and cash flows for such fiscal month, setting forth in comparative form the figures for the corresponding period in the prior year and the figures contained in the Projections for such fiscal year, all prepared in accordance with GAAP. Such financial information shall be accompanied by the certification of the Chief Executive Officer, Chief Financial Officer or Treasurer of the Parent that (A) such financial information presents fairly in accordance with GAAP the financial position and results of operations of the Parent and its Subsidiaries, on a consolidated and consolidating basis, in each case as at the end of such month and for the period then ended and (B) any other information presented is true, correct and complete in all material respects and that there was no Incipient Termination Event or Incipient Termination Event in existence as of such time or, if an Incipient Termination Event or Termination Event shall have occurred and be continuing, describing the nature thereof and all efforts undertaken to cure such Termination Event or Incipient Termination Event.

(d) Operating Plan. As soon as available, but not later than 30 days prior to the end of each fiscal year, an annual operating plan for the Parent and its Subsidiaries for the following year, approved by the Chief Executive Officer and Chief Financial Officer of the Parent, which will (i) include a statement of all of the material assumptions on which such plan is based, (ii) include monthly balance sheets and income statements for the following year and (iii) monthly cash flow and Availability projections, all prepared on the same basis and in similar detail as that on which operating results are reported (and in the case of cash flow projections, representing management's good faith estimates of future financial performance based on historical performance), and including plans for personnel, capital expenditures and facilities.

(e) Management Letters. Within five Business Days after receipt thereof by the Parent or any of its Subsidiaries, copies of all management letters, exception reports or similar letters or reports received by the Parent or any of its Subsidiaries from its independent certified public accountants.

(f) Default Notices. As soon as practicable, and in any event within one Business Days after an Authorized Officer of the Parent or any of its Subsidiaries has actual knowledge of the existence thereof, telephonic or telecopied notice of each of the following events, in each case specifying the nature and anticipated effect thereof and what action, if any, the Parent or its respective Subsidiary proposes to take with respect thereto, which notice, if given telephonically, shall be promptly confirmed in writing on the next Business Day:

(i) any Incipient Termination Event or Termination Event;

(ii) any Adverse Claim made or asserted against any of the Originator Collateral of which it becomes aware;

(iii) the occurrence of any event that would have a material adverse effect on the aggregate value of the Originator Collateral or on the assignments and Liens granted by the Parent and each of its Subsidiaries pursuant to this Agreement;

(iv) the occurrence of any event of the type described in Sections 4.02(i)(i), (ii) or (iii) of the Sale Agreement involving any Obligor obligated under Transferred Receivables with an aggregate Outstanding Balance at such time of $100,000 or more;

(v) the commencement of a case or proceeding by or against the Parent or any of its Subsidiaries seeking a decree or order in respect of the Parent or any of its Subsidiaries (A) under the Bankruptcy Code or any other applicable federal, state or foreign bankruptcy or other similar law, (B) appointing a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) for the Parent or any of its Subsidiaries or for any substantial part of its assets, or (C) ordering the winding-up or liquidation of the affairs of the Parent or any of its Subsidiaries;

(vi) the receipt of notice that (A) the Parent or any of its Subsidiaries is being placed under regulatory supervision, (B) any license, permit, charter, registration or approval necessary for the conduct of the business of the Parent or any of its Subsidiaries is to be, or may be, suspended or revoked, or (C) the Parent or any of its Subsidiaries is to cease and desist any practice, procedure or policy employed by it in the conduct of its business if such cessation may have a Material Adverse Effect; or

(vii) any other event, circumstance or condition that has had or could reasonably be expected to have a Material Adverse Effect.

(g) SEC Filings and Press Releases. Promptly upon their becoming available, copies of: (i) all financial statements, reports, notices and proxy statements made publicly available by the Parent or any of its Subsidiaries to its security holders; (ii) all regular and periodic reports and all registration statements and prospectuses, if any, filed by the Parent or any of its Subsidiaries with any securities exchange or with the Securities and Exchange Commission or any governmental or private regulatory authority; and (iii) all press releases and other statements made available by the Parent or any of its Subsidiaries to the public concerning material adverse changes or developments in the business of any such Person.

(h) Litigation. Promptly upon learning thereof, written notice of any Litigation affecting the Parent or any of its Subsidiaries, the Transferred Receivables or the Originator Collateral, whether or not fully covered by insurance, and regardless of the subject matter thereof that (i) seeks damages in excess of $500,000, (ii) seeks injunctive relief, (iii) is asserted or instituted against any Plan, its fiduciaries or its assets or against the Parent or any of its Subsidiaries or any ERISA Affiliate of the Parent or any of its Subsidiaries in connection with any Plan, (iv) alleges criminal misconduct the Parent or any of its Subsidiaries, (v) alleges the violation of any law regarding, or seeks remedies in connection with, any Environmental Liabilities, or (vi) would, if determined adversely, have a Material Adverse Effect.

(i) Other Documents. Within two Business Days after receipt thereof, such other financial and other information respecting the Transferred Receivables, the Contracts therefor or the condition or operations, financial or otherwise, of the Parent or any of its Subsidiaries as the Agent shall, from time to time, request.

(j) Miscellaneous Certifications. As soon as available, and in any event within 90 days after the end of each fiscal year, (i) a Bringdown Certificate and (ii) if requested, an opinion of counsel, in form and substance satisfactory to the Purchasers and the Agent, reaffirming as of the date of such opinion the opinion of counsel with respect to the Parent and each of its Subsidiaries delivered to the Agent for distribution to the Purchasers on the Closing Date.

ANNEX 4.04(l)

DEFINITIONS

As used in this Annex 4.04(l), the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"**Affiliate**" shall mean, with respect to any Person, (a) each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, five percent (5%) or more of the Equity Interest having ordinary voting power in the election of directors of such Person, (b) each Person that controls, is controlled by or is under common control with such Person, or (c) each of such Person's officers, directors, joint venturers and partners. For the purposes of this definition, "control" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

"**Agent**" shall mean General Electric Capital Corporation, in its capacity as Agent for the Purchasers under the Purchase Agreement.

"**Agreement Accounting Principles**" shall mean generally accepted accounting principles as in effect from time to time in the United States, applied in a manner consistent with those used in preparing the financial statements referred to in Section 4.04(f) of the Sale Agreement.

"**Capital Expenditures**" shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including Capitalized Leases and purchase money Indebtedness to the extent permitted hereunder) by the Performance Guarantor and its Subsidiaries during that period that, in conformity with Agreement Accounting Principles, are required to be included in or reflected by the property, plant, equipment or similar fixed asset accounts reflected in the consolidated balance sheet of the Performance Guarantor and its Subsidiaries.

"**Capital Investment**" shall mean, as of any date of determination, the amount equal to (a) the aggregate deposits made by the Purchaser to the Collection Account pursuant to the Purchase Agreement on or before such date, minus (b) the aggregate amounts disbursed to the Purchaser in reduction of Capital Investment pursuant to the Purchase Agreement on or before such date.

"**Capitalized Lease**" shall mean, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in accordance with Agreement Accounting Principles, would be required to be classified and accounted for as a capital lease on a balance sheet of such Person.

"**Capitalized Lease Obligation**" shall mean, with respect to any Capitalized Lease of any Person, the amount of the obligation of the lessee thereunder that, in accordance with Agreement Accounting Principles, would appear on a balance sheet of such lessee in respect of such Capitalized Lease.

"**Cash Equivalents**" shall mean (i) marketable direct obligations issued or unconditionally guaranteed by the government of the United States; (ii) domestic and Eurodollar certificates of deposit and time deposits, bankers' acceptances and floating rate certificates of deposit issued by any commercial bank organized under the laws of the United States, any state thereof, the District of Columbia, or its branches or agencies and having capital and surplus in an aggregate amount not less than $500,000,000 (fully protected against currency fluctuations for any such deposits with a term of more than ten (10) days); (iii) shares of money market, mutual or similar funds having net assets in excess of $500,000,000 maturing or being due or payable in full not more than one hundred eighty (180) days after the Performance Guarantor's acquisition thereof and the investments of which are limited to investment grade securities (i.e., securities rated at least Baa by Moody's Investors Service, Inc. or at least BBB by Standard & Poor's Ratings Group) and (iv) commercial paper of United States banks and bank holding companies and their subsidiaries and United States finance, commercial, industrial or utility companies which, at the time of acquisition, are rated A-1 (or better) by Standard & Poor's Ratings Group or P-1 (or better) by Moody's Investors Service, Inc.; provided that the maturities of such Cash Equivalents shall not exceed 365 days.

"**Closing Date**" shall mean the date on which the initial Purchase under the Purchase Agreement occurs.

"**Collection Account**" shall mean an account established by the Agent designated as the Collection Account (Bankers Trust Company, New York, New York, ABA No. 021001033, Account No. 50232854, Account Name: GECC/CAF Depository, Reference: Wabash National CFC4337) and otherwise in accordance with the requirements set forth in the Purchase Agreement.

"**Consolidated EBITDA**" shall mean, for any period, on a consolidated basis for the Performance Guarantor and its Subsidiaries, the sum of the amounts for such period, without duplication of (i) Consolidated Operating Income, plus (ii) charges against income for foreign taxes and U.S. income taxes to the extent deducted in computing Consolidated Operating Income, plus (iii) Interest Expense to the extent deducted in computing Consolidated Operating Income, plus (iv) depreciation expense to the extent deducted in computing Consolidated Operating Income, plus (v) amortization expense, including, without limitation, amortization of goodwill and other intangible assets to the extent deducted in computing Consolidated Operating Income, plus (vi) other non-cash charges (in an aggregate amount not in excess of $15,000,000 during any fiscal year of the Performance Guarantor) in accordance with Agreement Accounting Principles to the extent deducted in computing Consolidated Operating Income, minus (x) the total interest income of the Performance Guarantor and its Subsidiaries to the extent included in computing Consolidated Operating Income minus (y) the total tax benefit reported by the

Performance Guarantor and its Subsidiaries to the extent included in computing Consolidated Operating Income.

"**Consolidated Equity**" shall mean as of the date of any determination thereof, the total stockholders' equity of the Performance Guarantor and its Subsidiaries on a consolidated basis, all as determined in accordance with Agreement Accounting Principles.

"**Consolidated Operating Income**" shall mean, with reference to any period, the net operating income (or loss) of the Parent and its Subsidiaries for such period (taken as a cumulative whole on a consolidated basis) including without limitation all restructuring expenses for such period (exclusive of "other income/expenses" as reflected in the Parent's consolidated statement of income of the Parent and its Subsidiaries for such period and related to non-operating and non-recurring income and expenses), as determined in accordance with Agreement Accounting Principles, after eliminating all offsetting debits and credits between the Performance Guarantor and its Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Performance Guarantor and its Subsidiaries in accordance with Agreement Accounting Principles.

"**Consolidated Tax Adjusted Equity**" shall mean, as of the date of any termination thereof, Consolidated Equity plus the cumulative federal, state and local income tax benefit reported by Performance Guarantor in accordance Agreement Accounting Principles.

"**Consolidated Total Assets**" shall mean as of the date of any determination thereof, total assets of the Performance Guarantor and its Subsidiaries determined on a consolidated basis in accordance with Agreement Accounting Principles.

"**Contingent Obligation**," as applied to any Person, shall mean any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such Indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such Indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation;

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of any other Person to make payment of the Indebtedness or obligation; or

(d) otherwise to assure the owner of such Indebtedness or obligation against loss in respect thereof.

In any computation of the Indebtedness or other liabilities of the obligor under any Contingent Obligation, the Indebtedness or other obligations that are the subject of such Contingent Obligation shall be assumed to be direct obligations of such obligor.

"**Controlled Group**" shall mean the group consisting of (i) any corporation which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as the Performance Guarantor; (ii) a partnership or other trade or business (whether or not incorporated) which is under common control (within the meaning of Section 414(c) of the Code) with the Performance Guarantor; and (iii) a member of the same affiliated service group (within the meaning of Section 414(m) of the Code) as the Performance Guarantor, any corporation described in clause (i) above or any partnership or trade or business described in clause (ii) above.

"**Credit Agreement**" shall mean that certain Amended and Restated Credit Agreement dated as of April 11, 2002, among the Performance Guarantor, as borrower, the lenders party thereto and the Credit Facility Agent.

"**Credit Facility Agent**" shall mean Bank One, Indiana, N.A. in its capacity as administrative agent under the Credit Agreement, or its successor appointed pursuant to the Credit Agreement.

"**Equity Interest**" shall mean all shares, options, warrants, member interests, general or limited partnership interests or other equivalents (regardless of how designated) of or in a corporation, limited liability company, partnership or equivalent entity whether voting or nonvoting, including common stock, preferred stock or any other "equity security" (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, 15 U.S.C. Sections 78a et seq., and any regulations promulgated thereunder).

"**ERISA**" shall mean the Employee Retirement Income Security Act of 1974 and any regulations promulgated thereunder.

"**Finance Contract**" shall mean any chattel paper originated by the Performance Guarantor or any of its Subsidiaries pursuant to a bona fide sale in the ordinary course of business with a customer of any Subsidiary.

"**GAAP**" shall mean generally accepted accounting principles in the United States of America as in effect on the Closing Date.

"**Governmental Authority**" shall mean any nation or government, any state or other political subdivision thereof, and any agency, department or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"**Indebtedness**" of any Person shall mean, without duplication,

(a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services payment for which is deferred 90 days or more, but excluding obligations to trade creditors incurred in the ordinary course of business that are not overdue by more than 90 days unless being contested in good faith,

(b) all reimbursement and other obligations with respect to letters of credit, bankers' acceptances and surety bonds, whether or not matured,

(c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property),

(d) all Capitalized Lease Obligations,

(e) all indebtedness referred to in clauses (a) through (d) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property or other assets (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness,

(f) all Off-Balance Sheet Liabilities of such Person,

(g) the aggregate Capital Investment, and

(h) all Contingent Obligation of such Person with respect to liabilities of a type described in any of clauses (a) through (g) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (a) through (h) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under Agreement Accounting Principles. In no event shall Indebtedness include Unfunded Liabilities of any Plan of the Performance Guarantor and its Subsidiaries, which amount, as of December 31, 2001, was zero.

"**Interest Coverage Ratio**" shall mean, as of any date the same is to be determined, the ratio of (i) Consolidated EBITDA as of such date for (A) in the case of calculating Consolidated EBITDA for each relevant month in the Performance Guarantor's fiscal year ending on or about December 31, 2002, the cumulative period of months ending on and after April 30, 2002 and (B) in the case of calculating Consolidated EBITDA for each month thereafter, the period of four consecutive fiscal quarters then ending to (ii) Interest Expense during the same applicable periods.

"**Interest Expense**" shall mean, for any period, the total interest expense of the Performance Guarantor and its consolidated Subsidiaries, whether paid or accrued (including the total interest expense under theF Permitted Receivables Transfer), including interest expense not payable in cash (including amortization or write-off of debt discount and debt issuance costs and commissions and discounts and other fees and charges associated with Indebtedness, including the Obligations, all as determined in conformity with Agreement Accounting Principles.

"**Lenders**" shall mean the lending institutions from time to time parties to the Credit Agreement, and their respective successors and assigns.

"**Leverage Valuation Ratio**" shall mean, as of any date the same is to be determined, the ratio of (i) the sum of the aggregate outstanding principal amount of the Obligations (excluding L/C Obligations, as defined in the Credit Agreement) and the Indebtedness under the Note Agreements to (ii) Consolidated Total Assets to the extent consisting of cash and Cash Equivalents, net inventory, net prepaid and other expenses and net property, plant and equipment as of such date, in all cases as determined in accordance with Agreement Accounting Principles.

"**Lien**" shall mean any lien (statutory or other), mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance or preference, priority or security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or lessor under any conditional sale, Capitalized Lease or other title retention agreement).

"**Loan Document**" shall mean the Note Agreements, the Senior Notes, the Credit Agreement, and all notes, security agreements, pledge agreements, mortgages and related collateral documents executed pursuant to any of the foregoing.

"**Note Agreements**" shall mean, in the case of the holders of the Performance Guarantor's Series A Senior Notes, those certain separate and several Amended and Restated Note Purchase Agreements, each dated as of the Closing Date, between the Performance Guarantor and such holders, in the case of the holders of the Performance Guarantor's Series C through H Senior Notes, those certain separate and several Amended and Restated Note Purchase Agreement, dated as of the Closing Date, between the Performance Guarantor and such holders, and in the case of the holders of the Performance Guarantor's Series I Senior Notes, that certain Amended and Restated Note Purchase Agreement, dated as of the Closing Date, between the Performance Guarantor and such holders, in each case as amended from time to time.

"**Noteholder**" shall mean each holder of a Senior Note pursuant to a Note Agreement, and its successors and assigns.

"**Obligations**" shall mean all loans, advances, debts, liabilities, obligations, covenants and duties owing by the Performance Guarantor to the Credit Facility Agent, any Lender, any Affiliate of any of the foregoing or any Indemnitee (as defined in the Credit Agreement), of any kind or nature, present or future, arising under the Credit Agreement, the Senior Notes, or any other Loan Document, whether or not evidenced by any note, guaranty or other instrument, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, guaranty, indemnification, or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired. The term includes, without limitation, all interest, charges, expenses, fees, attorneys' fees and disbursements, paralegals' fees (in each case whether or not allowed), and any other sum chargeable to the Performance Guarantor under the Credit Agreement or any other Loan Document.

"**Off-Balance Sheet Liabilities**" of a Person shall mean (a) any repurchase obligation or liability of such Person or any of its Subsidiaries with respect to accounts or notes receivable sold by such Person or any of its Subsidiaries, (b) any liability of such Person or any of its Subsidiaries under any sale and leaseback transactions which do not create a liability on the consolidated balance sheet of such Person, (c) any liability of such person or any of its Subsidiaries under any so-called "synthetic" lease transaction, or (d) any obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the consolidated balance sheets of such Person and its Subsidiaries.

"**PBGC**" shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.

"**Person**" shall mean any individual, sole proprietorship, partnership, joint venture, unincorporated organization, trust, association, corporation (including a business trust), limited liability company, institution, public benefit corporation, joint stock company, Governmental Authority or any other entity of whatever nature.

"**Permitted Receivables Transfer**" shall mean (i) a sale or other transfer by either Wabash National, L.P. or NOAMTC, Inc., in their capacities as parties to the Sale Agreement, to WNC Receivables LLC, of Receivables (as defined in the Sale Agreement) and Collections (as defined in the Sale Agreement), in accordance with the terms of the Sale Agreement, and/or (ii) a sale by WNC Receivables LLC to purchasers of Purchaser Interests (as defined in the Purchase Agreement), in accordance with the terms of the Purchase Agreement.

"**Performance Guarantor**" shall mean the Wabash National Corporation, a Delaware corporation, in its capacity as guarantor under the Sale Agreement.

"**PIK Notes**" shall mean those certain promissory notes of the Performance Guarantor payable to the order of each Lender evidencing the aggregate deferral fees payable by the Performance Guarantor to such Lender.

"**Plan**" shall mean an employee benefit plan defined in Section 3(3) of ERISA in respect of which the Performance Guarantor or any member of the Controlled Group is, or within the immediately preceding six (6) years was, an "employer" as defined in Section 3(5) of ERISA.

"**Purchase**" shall have the meaning assigned to it in the Purchase Agreement.

"**Purchaser**" shall mean General Electric Capital Corporation, a Delaware corporation, its successors and assigns.

"**Purchase Agreement**" shall mean that certain Receivables Purchase and Servicing Agreement, dated as of April 11, 2002, by and among WNC Receivables, LLC, Wabash Financing, LLC, WNC Receivables Management Corp. and the Purchaser.

"**Sale Agreement**" shall mean that certain Receivables Sale and Contribution Agreement dated as of April 11, 2002, by and among Wabash National Corporation, NOAMTC, Inc., Wabash National, L.P., and WNC Receivables, LLC..

"**Senior Note**" shall mean any of the Parent's 6.41% Series A Senior Secured Notes due March 30, 2004, Designated Rate Senior Secured Notes, Series C, due March 30, 2004, 7.31% Senior Secured Notes, Series D, due December 17, 2004, Designated Rate Senior Secured Notes, Series E, due March 13, 2005, 7.47% Senior Secured Notes, Series F, due December 17, 2006, 7.53% Senior Secured Notes, Series G, due December 30, 2008, 7.55% Senior Secured Notes, Series H, due December 17, 2008, 8.04% Senior Secured Notes, Series I, due September 29, 2007, or the PIK Notes.

"**Single Employer Plan**" shall mean a Plan maintained by the Performance Guarantor or any member of the Controlled Group for employees of the Performance Guarantor or any member of the Controlled Group.

"**Subsidiary**" shall mean, with respect to any Person, any corporation or other entity (a) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by such Person or (b) that is directly or indirectly controlled by such Person within the meaning of control under Section 15 of the Securities Act of 1933, 15 U.S.C. Sections 77a et seq., and any regulations promulgated thereunder.

"**Unfunded Liabilities**" shall mean the amount (if any) by which the present value of all vested and unvested accrued benefits under all Single Employer Plans exceeds the fair market value of all such Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plans using PBGC actuarial assumptions for single employer plan terminations.

FINANCIAL COVENANTS

The Performance Guarantor shall, and shall cause each of its Subsidiaries to, comply with the following:

(A) Minimum Consolidated Tax Adjusted Equity. If the Performance Guarantor shall have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Performance Guarantor shall, as of the last day of such fiscal quarter, maintain Consolidated Tax Adjusted Equity at an amount not less than the applicable "Minimum Consolidated Tax Adjusted Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Tax Adjusted Equity
March 31, 2003	$99,064,000
June 30, 2003	$100,681,000
September 30, 2003	$103,283,000
December 31, 2003	$96,504,000

(B) Minimum Consolidated Equity. If the Performance Guarantor shall not have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Performance Guarantor shall, as of the last day of such fiscal quarter, maintain Consolidated Equity at an amount not less than the applicable "Minimum Consolidated Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Equity
March 31, 2003	$87,882,000
June 30, 2003	$90,461,000
September 30, 2003	$94,751,000
December 31, 2003	$84,077,000

(C) Maximum Leverage Valuation Ratio. The Performance Guarantor shall not permit, as of the last day of each of the fiscal quarters specified below, the Leverage Valuation Ratio to exceed the applicable "Maximum Leverage Valuation Ratio" specified below:

Fiscal Quarter Ending	Maximum Leverage Valuation

	Ratio
June 30, 2002	[0.95 to 1]
September 30, 2002	[0.95 to 1]
December 31, 2002	[0.95 to 1]
March 31, 2003	[0.85 to 1]
June 30, 2003	[0.80 to 1]
September 30, 2003	[0.80 to 1]
December 31, 2003	[0.75 to 1]

(D) Minimum Consolidated EBITDA. (i) The Performance Guarantor shall, as of the last day of each of the fiscal quarters of the Performance Guarantor occurring in calendar year 2002, maintain Consolidated EBITDA for the cumulative period commencing on April 1, 2002 and ending on the last day of such fiscal quarter, at an amount not less than $(20,000,000).

(ii) The Performance Guarantor shall, as of the last day of the calendar months specified below, maintain Consolidated EBITDA at an amount not less than the applicable "Minimum Rolling 12 Month Consolidated EBITDA" specified below for the period of 12 consecutive calendar months then ending:

Month Ending	Minimum Rolling 12 Month Consolidated EBITDA
January 31, 2003	$36,135,000
February 28, 2003	$36,620,000
March 31, 2003	$39,301,000
April 30, 2003	$40,541,000
May 31, 2003	$41,276,000
June 30, 2003	$42,192,000
July 31, 2003	$42,877,000
August 31, 2003	$43,422,000
September 30, 2003	$43,784,000
October 31, 2003	$43,941,000
November 30, 2003	$43,828,000
December 31, 2003	$43,539,000
January 31, 2004	$42,539,000

(E) Minimum Interest Coverage Ratio. The Performance Guarantor shall not permit the Interest Coverage Ratio as of the last day of each fiscal quarter of the Performance Guarantor (commencing with the fiscal quarter ending on or about March 31, 2003), for the period of four consecutive fiscal quarters then ending, to be less than 1.25 to 1.

(F) Maximum Capital Expenditures. The Performance Guarantor will not, and will not permit any Subsidiary to, expend for Capital Expenditures during any fiscal year of the Performance Guarantor and its Subsidiaries, in excess of $6,000,000 in the aggregate for the Performance Guarantor and its Subsidiaries.

(G) Maximum Finance Contracts. The Performance Guarantor will not, and will not permit any Subsidiary to, enter into any new Finance Contract if and to the extent that the sum of such Finance Contract (a) when added to the aggregate amount of all Finance Contracts entered into by the Performance Guarantor or any of its Subsidiaries during the twelve (12) month period that commences on the Closing Date exceeds $5,000,000 or (b) when added to the aggregate amount of all Finance Contracts entered by the Performance Guarantor or any of its Subsidiaries during the twelve (12) month period that commences on the first (1st) anniversary of the Closing Date exceeds $5,000,000.

ANNEX 4.04(o)

ADDITIONAL NEGATIVE COVENANTS

(A) Indebtedness. Neither the Performance Guarantor nor any of its Subsidiaries shall directly or indirectly create, incur, assume or otherwise become or remain directly or indirectly liable with respect to any Indebtedness, except that (a) Buyer may incur Indebtedness incurred in connection with the Purchase Agreement and (b) the Performance Guarantor and its Subsidiaries other than the Buyer may incur, assume or otherwise become or remain directly or indirectly liable for the following:

(i) the Obligations;

(ii) Permitted Existing Indebtedness;

(iii) Indebtedness arising from intercompany loans from the Performance Guarantor or any Subsidiary (other than the Buyer and Independent Member) to any Subsidiary (other than the Buyer and Independent Member) so long as the intercompany loans from the Performance Guarantor or any Domestic Subsidiary (other than the Buyer and Independent Member) to a Foreign Subsidiary shall not exceed an aggregate of $5,000,000 during the term of the Credit Agreement;

(iv) Indebtedness with respect to surety, appeal and performance bonds obtained by the Performance Guarantor or any of its Subsidiaries other than the Buyer in the ordinary course of business;

(v) Indebtedness constituting Contingent Obligations permitted by Clause E below;

(vi) unsecured Indebtedness and other liabilities incurred in the ordinary course of business and consistent with past practice, but not incurred through the borrowing of money or the obtaining of credit (other than customary trade terms);

(vii) Indebtedness evidenced by the Note Agreements, Senior Notes and Related Notes; and

(viii) other unsecured Indebtedness in an aggregate principal amount not exceeding $3,000,000 at any time outstanding.

(B) Sales of Assets. Except in connection with the SunTrust Sale and Leaseback and any of the assets, properties or transactions identified in Schedule 4.04(o)(B), neither the Performance Guarantor nor any of its Subsidiaries shall sell, assign, transfer, lease, convey or otherwise dispose of any property, whether now owned or hereafter acquired, or any income or profits therefrom, or enter into any agreement to do so, except that the Performance Guarantor and its Subsidiaries other than the Buyer may engage in the following transactions:

(i) sales of inventory in the ordinary course of business;

(ii) the disposition of obsolete equipment in the ordinary course of business;

(iii) sales and other transfers of Transferred Receivables pursuant to this Agreement;

(iv) sales, assignments, transfers, leases, conveyances or other dispositions of other assets (but not including assets of Apex Trailer Leasing & Rentals, L.P.) if such transaction (a) is for not less than fair market value, and (b) when combined with all such other sales, assignments, transfers, conveyances or other dispositions during the then current fiscal year represents the disposition of assets with a fair market value of not greater than $5,000,000; and

(v) transfers of assets by the Performance Guarantor or any Subsidiary to any Subsidiary other than Buyer so long as (i) in the case of a transferee which is a Domestic Subsidiary, the security interests granted pursuant to the Collateral Documents in the events so transferred shall remain in full force and effect and perfected and (ii) transfers of assets by the Performance Guarantor or any Domestic Subsidiary to any Foreign Subsidiary shall not exceed an aggregate of $1,000,000 during the term of this Agreement.

(C) Liens. Neither the Performance Guarantor nor any of its Subsidiaries other than Buyer shall directly or indirectly create, incur, assume or permit to exist any Lien on or with respect to any of their respective property or assets except that they may create, incur or suffer to exist the following Liens :

(i) Permitted Existing Liens;

(ii) Customary Permitted Liens;

(iii) purchase money Liens (including the interest of a lessor under a Capitalized Lease and Liens to which any property is subject at the time of the acquisition thereof by the Performance Guarantor or one of its Subsidiaries) securing permitted purchase money Indebtedness; provided that such Liens shall not apply to any property of the Performance Guarantor or its Subsidiaries other than that purchased or subject to such Capitalized Lease;

(iv) Liens arising in connection with sales and other transfers of Transferred Receivables pursuant to this Agreement;

(v) Environmental Liens securing liabilities, claims, costs or damages not exceeding $5,000,000 in the aggregate;

(vi) Liens securing the Credit Facility and the Senior Notes on assets other than the Transferred Receivables and their Collections; and

(vii) Liens granted by a Foreign Subsidiary on Property located in Canada to the extent securing Indebtedness permitted by Clause (A)(ii).

In addition, neither the Performance Guarantor nor any or its Subsidiaries shall, after the date hereof, become a party to any agreement, note, indenture or other instrument (other than the Intercreditor and Collateral Agency Agreement), or take any other action, which would prohibit the creation of a Lien on any of its properties or other assets in favor of the Collateral Agent for the benefit of itself and the Secured Parties as collateral for the Secured Obligations; provided that any agreement, note, indenture or other instrument in connection with permitted purchase money Indebtedness (including Capitalized Lease Obligations) may prohibit the creation of a Lien in favor of the Collateral Agent for the benefit of itself and the Lenders on the items of property obtained with the proceeds of such permitted purchase money Indebtedness; and provided further that this Agreement and the Purchase Agreement may prohibit the creation of a Lien in favor of the Collateral Agent for the benefit of itself and the Lenders on the assets of Buyer and on the Transferred Receivables.

(D) Investments. Neither the Performance Guarantor nor any of its Subsidiaries shall directly or indirectly make or own any Investment except that the Performance Guarantor and its Subsidiaries other than the Buyer may make the following Investments:

(i) Investments in Cash Equivalents;

(ii) Permitted Existing Investments;

(iii) Investments received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(iv) Investments consisting of deposit accounts maintained by the Performance Guarantor or any of its Subsidiaries in connection with their cash management systems;

(v) Investments with respect to Indebtedness permitted pursuant to Clause (A)(iii);

(vi) Existing Investments in any Subsidiaries;

(vii) Investments consisting of minority interests and joint ventures and loans or advances to such entities, provided that at the time any such Investment is made the amount of all Investments under this clause (vii) (including such new Investment, and including all Permitted Existing Investments that are of the type covered by this clause (vii)) does not exceed $5,000,000 at such time;

(viii) Investments in Buyer pursuant to this Agreement; and

(ix) Investments in connection with Permitted Acquisitions.

(E) Contingent Obligations. Neither the Performance Guarantor nor any of its Subsidiaries shall directly or indirectly create or become or be liable with respect to any Contingent Obligation, except: (i) recourse obligations resulting from endorsement of negotiable instruments for collection in the ordinary course of business; (ii) Permitted Existing Contingent Obligations and any extensions, renewals or replacements thereof, provided that any such extension, renewal or replacement is not greater than the Indebtedness under, and shall be on terms no less favorable to the Performance Guarantor or such Subsidiary than the terms of, the Permitted Existing Contingent Obligation being extended, renewed or replaced; (iii) obligations, warranties and indemnities, not relating to Indebtedness of any Person, which have been or are undertaken or made in the ordinary course of business and consistent with past practices and not for the benefit of or in favor of an Affiliate of the Performance Guarantor or such Subsidiary; (iv) Contingent Obligations of the Performance Guarantor or any of its Subsidiaries (other than Buyer) with respect to any Indebtedness permitted by this Agreement; and (v) Contingent Obligations with respect to surety, appeal and performance bonds obtained by the Performance Guarantor or any Subsidiary in the ordinary course of business.

(F) Acquisitions. Neither the Performance Guarantor nor any of its Subsidiaries shall make any Acquisition other than a Permitted Acquisition.

(G) Transactions with Shareholders or Affiliates. Neither the Performance Guarantor nor any of its Subsidiaries shall directly or indirectly enter into or permit to exist any transaction (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with any holder or holders of any Equity Interests of the Performance Guarantor, or with any Affiliate of the Performance Guarantor which is not its Subsidiary, on terms that are less favorable to the Performance Guarantor or its Subsidiaries, as applicable, than those that might be obtained in an arm's length transaction at the time from Persons who are not such a holder or Affiliate.

(H) Restriction on Fundamental Changes. Neither the Performance Guarantor nor any of its Subsidiaries shall enter into any merger or consolidation, or liquidate, wind-up or dissolve (or suffer any liquidation or dissolution), or convey, lease, sell, transfer or otherwise dispose of, in one transaction or series of transactions, all or substantially all of the Performance Guarantor's or any such Subsidiary's business or property, whether now or hereafter acquired, except transactions permitted under Clause (B) and except that any Subsidiary of the Performance Guarantor (other than Seller and Independent Member) may merge with or liquidate into the Performance Guarantor or any other Subsidiary of the Performance Guarantor (other than Seller and Independent Member), provided that the surviving entity expressly assumes any liabilities, if any, of either of such Subsidiaries with respect to the Obligations pursuant to an assumption agreement reasonably satisfactory to the Collateral Agent and provided further that the consolidated net worth of the surviving corporation is not less than the consolidated net worth of the Subsidiary with any liability with respect to the Obligations immediately prior to such merger.

(I) Margin Regulations. Neither the Performance Guarantor nor any of its Subsidiaries shall use all or any portion of the proceeds of any credit extended under the Credit Facility or the Senior Notes to purchase or carry Margin Stock.

(J) ERISA. The Performance Guarantor shall not:

(i) engage, or permit any of its Subsidiaries to engage, in any prohibited transaction described in Sections 406 of ERISA or 4975 of the Code for which a statutory or class exemption is not available or a private exemption has not been previously obtained from the DOL;

(ii) permit to exist any accumulated funding deficiency (as defined in Sections 302 of ERISA and 412 of the Internal Revenue Code), with respect to any Benefit Plan, whether or not waived;

(iii) fail, or permit any Controlled Group member to fail, to pay timely required contributions or annual installments due with respect to any waived funding deficiency to any Benefit Plan;

(iv) terminate, or permit any Controlled Group member to terminate, any Benefit Plan which would result in any liability of the Performance Guarantor or any Controlled Group member under Title IV of ERISA;

(K) Fiscal Year. Neither the Performance Guarantor nor any of its consolidated Subsidiaries shall change its fiscal year for accounting or tax purposes from a period consisting of the 12-month period ending on December 31 of each calendar year.

(L) Prepayment of Other Indebtedness. Neither the Performance Guarantor nor any of its Subsidiaries shall make any optional prepayment, redemption, repurchase or defeasance of any Indebtedness of the Performance Guarantor or any such Subsidiary which would, in accordance with Agreement Accounting Principles, constitute long-term Indebtedness, other than the Obligations, any intercompany Indebtedness permitted by Clause (A)(iii), and other Indebtedness described on Schedule 4.04(o)(L) hereto.

(M) Limitations on Restrictive Agreements. Neither the Performance Guarantor nor any of its Subsidiaries (other than Buyer) shall enter into, or suffer to exist, any agreement (other than the Note Agreements) with any Person which, directly or indirectly, prohibits or limits the ability of any Subsidiary to (i) pay dividends or make other distributions to the Performance Guarantor or prepay any Indebtedness owed to Performance Guarantor or (ii) transfer any of its properties or assets to the Performance Guarantor (other than with respect to assets subject to Liens permitted by Clause (C) above).

(N) Leases. Except in connection with the SunTrust Sale and Leaseback, the Fleet Lease Transaction and the National City Lease Transaction, create, incur, assume or suffer to exist, or permit any of its Subsidiaries to create, incur, assume or suffer to exist, any obligation as lessee for the rental or hire of any real or personal property, except: (i) leases existing on the date of this Agreement and any extensions or renewals thereof, but no increase in the amount payable thereunder; and (ii) leases (other than Capitalized Leases or leases constituting Off-Balance Sheet Liabilities) which do not in the aggregate require the Performance Guarantor and its Subsidiaries on a consolidated basis to make payments (including taxes, insurance, maintenance and similar expenses which the Performance Guarantor or any Subsidiary is required to pay under the terms of any lease) any time during the Credit Agreement in excess of $3,500,000.

(O) Restricted Payments. Neither the Performance Guarantor nor any of its Subsidiaries shall declare or make any Restricted Payment; provided that (a) the foregoing shall not operate to restrict, prohibit or prevent (1) lease payments made by the Performance Guarantor or any Subsidiary in accordance with the terms and conditions of the Fleet Lease Transaction and the National City Lease Transaction, (2) the payment of proceeds arising from, and upon, the disposition of Property subject to and in accordance with the terms and conditions of the Fleet Lease Transaction and the National City Lease Transaction and (3) distributions to the Originators in connection with the sale or other transfer of Transferred Receivables pursuant to this Agreement and (b) the Performance Guarantor may, commencing with the March 15, 2003 scheduled dividend, resume (but not catch up any method payments) making the regularly scheduled 6% dividends on the Fruehauf Preferred Stock on a quarterly basis in an amount per quarter not to exceed 6% of the Stated Value Per Share (as defined in the Fruehauf Preferred Stock) so long as (i) no Unmatured Default or Default (as defined in the Credit Agreement) shall have occurred and be continuing hereunder, (ii) no Unmatured Default or Default would have occurred under the financial covenants forth in clause (1), (2) and (3) below if such financial covenants had been in full force and effect from the Closing Date to the date of declaration of such proposed Restricted Payment on the Fruehauf Preferred Stock and (iii) the Performance Guarantor has appointed a full-time permanent chief executive officer as of the date of declaration of such proposed Restricted Payment on the Fruehauf Preferred Stock.

For purpose of this subsection (O), on and prior to the date of the declaration of any proposed Restricted Payment on the Fruehauf Preferred Stock pursuant to this subsection (O), the Performance Guarantor shall have, and shall have caused each of its Subsidiaries to have, complied with the following financial covenants set forth in clauses (1), (2), (3) and (4) below:

(1) (A) If the Performance Guarantor shall have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Performance Guarantor shall, as of the last day of such fiscal quarter, maintain Consolidated Tax Adjusted Equity at an amount not less than the applicable "Minimum Consolidated Tax Adjusted Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Tax Adjusted Equity
June 30, 2002	$106,376,000
September 30, 2002	$113,535,000

December 31, 2002	$107,267,000
March 31, 2003	$99,064,000
June 30, 2003	$100,681,000
September 30, 2003	$103,283,000
December 31, 2003	$96,504,000

(B) If the Performance Guarantor shall not have reported a cumulative tax benefit as of the last day of any fiscal quarter specified below, the Performance Guarantor shall, as of the last day of such fiscal quarter, maintain Consolidated Equity at an amount not less than the applicable "Minimum Consolidated Equity" specified below:

Fiscal Quarter Ending	Minimum Consolidated Equity
June 30, 2002	$101,492,000
September 30, 2002	$110,961,000
December 31, 2002	$100,966,000
March 31, 2003	$87,882,000
June 30, 2003	$90,461,000
September 30, 2003	$94,751,000
December 31, 2003	$84,077,000

(2) (A) The Performance Guarantor shall not permit the Interest Coverage Ratio as of the last day of each of the calendar months specified below, for the cumulative period commencing on April, 2002 and ending on the last day of such calendar month, to be less than the applicable "Minimum Interest Coverage Ratio" specified below:

Fiscal Quarter Ending	Minimum Interest Coverage Ratio
June 30, 2002	1.50 to 1
September 30, 2002	1.50 to 1
December 31, 2002	1.25 to 1

(B) The Performance Guarantor shall not permit the Interest Coverage Ratio as of the last day of each fiscal quarter of the Performance Guarantor specified below, for the period of four consecutive fiscal quarters then ending, to be less than the applicable "Minimum Interest Coverage Ratio" specified below:

Fiscal Quarter Ending	Minimum Interest Coverage Ratio
March 31, 2003	1.25 to 1
June 30, 2003	1.25 to 1

September 30, 2003	1.25 to 1
December 31, 2003	1.25 to 1

(3) The Performance Guarantor shall, as of the last day of each of the calendar months specified below, maintain Consolidated EBITDA for the cumulative period commencing on April 1, 2002 and ending on the last day of such calendar month, at an amount not less than the applicable "Minimum Cumulative Consolidated EBITDA" specified below:

Month Ending	Minimum Cumulative Month Consolidated EBITDA
April 30, 2002	$3,841,000
Mary 31, 2002	$8,389,000
June 30, 2002	$14,722,000
July 31, 2002	$22,084,000
August 31, 2002	$28,732,000
September 30, 2002	$33,110,000
October 31, 2002	$36,753,000
November 30, 2002	$37,818,000
December 31, 2002	$37,856,000

(4) The Performance Guarantor shall, as of the last day of each the calendar months specified below, maintain Consolidated EBITDA at an amount not less than the applicable "Minimum Rolling 12 Month Consolidated EBITDA" specified below for the period of 12 consecutive calendar months then ending:

Month Ending	Minimum Rolling 12 Month Consolidated EBITDA
January 31, 2003	$36,135,000
February 28, 2003	$36,620,000
March 31, 20023	$39,301,000
April 30, 2003	$40,541,000
May 31, 2003	$41,276,000
June 30, 2003	$42,192,000
July 31, 2003	$42,877,000
August 31, 2003	$43,422,000
September 30, 2003	$43,784,000
October 31, 2003	$43,941,000
November 30, 2003	$43,828,000
December 31, 2003	$43,539,000
January 31, 2004	$42,539,000

(P) Hedging Obligations. Enter into any interest rate, commodity or foreign currency exchange, swap, collar, cap or similar agreements evidencing Hedging Obligations, other than interest rate, foreign currency or commodity exchange, swap, collar, cap or similar agreements entered into by the Performance Guarantor pursuant to which the Performance Guarantor has hedged its actual or forecasted interest rate, foreign currency or commodity exposure. Such permitted hedging agreements entered into by the Performance Guarantor and any Lender or any affiliate of any Lender to hedge floating interest rate risk in an aggregate notional amount not to exceed at any time an amount equal to the outstanding balance of the Term Loans (as defined in the Credit Agreement) and the principal Indebtedness under the Note Agreements at such time are sometimes referred to herein as "Interest Rate Agreements".

(Q) Sales and Leasebacks. Neither the Performance Guarantor nor any of its Subsidiaries shall become liable, directly, by assumption or by Contingent Obligation, with respect to any lease, whether an operating lease or a Capitalized Lease, of any Property (whether real or personal or mixed) (i) which it or one of its Subsidiaries sold or transferred or is to sell or transfer to any other Person, or (ii) which it or one of its Subsidiaries intends to use for substantially the same purposes as any other Property which has been or is to be sold or transferred by it or one of its Subsidiaries to any other Person in connection with such lease, unless (a) in either case the sale involved is not prohibited under Clause (B) and the lease involved is not prohibited under Clause A above or (b) such sale and leaseback transaction is the SunTrust Sale and Leaseback. The parties hereto acknowledge and agree that (1) the foregoing shall not operate to restrict, prohibit or prevent the Fleet Lease Transaction and the National City Lease Transaction and (2) the Borrower and its Subsidiaries are permitted to dispose of Property pursuant to the SunTrust Sale and Leaseback and the Collateral Agent is authorized to release its Liens on such Property in connection with such disposition.

(R) Issuance of Disqualified and Preferred Stock. Neither the Performance Guarantor nor any of its Subsidiaries shall issue any Disqualified Stock. The Performance Guarantor shall not issue any new shares of preferred stock and shall not permit any Subsidiary to issue any shares of preferred stock.

(S) Corporate Documents. Neither the Performance Guarantor nor any of its Subsidiaries shall amend, modify or otherwise change any of the terms or provisions in any of their respective constituent documents as in effect on the date hereof in any manner materially adverse to the ability of the Performance Guarantor or any of its Subsidiaries to perform their respective obligations under the Related Documents to which they are parties.

(T) Other Indebtedness. The Performance Guarantor shall not amend, modify or supplement, or permit any Subsidiary to amend, modify or supplement (or consent to any amendment, modification or supplement of), any document, agreement or instrument evidencing the Note Agreements, the Senior Notes, the Related Notes, the National City Lease Transaction, the Fleet Lease Transaction, transfer of Transferred Receivables pursuant to this Agreement or Subordinated Indebtedness (or any replacements, substitutions or renewals thereof) or pursuant to which any such Indebtedness is issued where such amendment, modification or supplement provides for the following or which has any of the following effects:

(i) increases the overall principal amount of any such Indebtedness or increases the amount of any single scheduled installment of principal or interest;

(ii) shortens or accelerates the date upon which any installment of principal or interest becomes due or adds any additional mandatory redemption provisions;

(iii) shortens the final maturity date of such Indebtedness or otherwise accelerates the amortization schedule with respect to such Indebtedness;

(iv) increases the rate of interest accruing on such Indebtedness;

(v) provides for the payment of additional fees or increases existing fees;

(vi) amends or modifies any financial or negative covenant (or covenant which prohibits or restricts the Performance Guarantor or a Subsidiary of the Performance Guarantor from taking certain actions) in a manner which is more onerous or more restrictive to the Performance Guarantor (or any Subsidiary of the Performance Guarantor) or which is otherwise materially adverse to the Performance Guarantor and/or the Lenders or, in the case of adding covenants, which places additional restrictions on the Performance Guarantor (or a Subsidiary of the Performance Guarantor) or which requires the Performance Guarantor or any such Subsidiary to comply with more restrictive covenants than the covenants set forth herein or which requires the Performance Guarantor to better its financial performance from that set forth in the financial covenants set forth herein;

(vii) amends, modifies or adds any covenant in a manner which, when taken as a whole, is materially adverse to the Performance Guarantor and/or the Lenders;

(viii) amends, modifies or supplements any subordination provisions thereof; or

(ix) amends or modifies the limitations on transfer provided therein.

(U) <u>No Changes to Standard Warranty</u>. The Performance Guarantor shall not, and shall cause its Subsidiaries to not, make any material changes to the Warranty Policies of the Performance Guarantor and its Subsidiaries in effect on the date of this Agreement.

(V) <u>Prohibition Against Trade-In-Value Guaranties</u>. The Performance Guarantor shall not, and shall cause its Subsidiaries to not, make any guarantee of trade-in values of trailers beyond six months in duration.

IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS EXHIBIT TO FORM 10-K IS BEING FILED IN PAPER PURSUANT TO A TEMPORARY HARDSHIP EXEMPTION.

ANNEX X

to

RECEIVABLES SALE AND CONTRIBUTION AGREEMENT

and

RECEIVABLES PURCHASE AND SERVICING AGREEMENT,

each dated as of April 11, 2002,

Definitions and Interpretation

SECTION 1. Definitions and Conventions. Capitalized terms used in the Sale Agreement and the Purchase Agreement shall have (unless otherwise provided elsewhere therein) the following respective meanings:

"**Accounts**" shall mean the Collection Account and the Lockbox Accounts, collectively.

"**Accounting Changes**" shall mean, with respect to any Person, (a) changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion of the Financial Accounting Standards Board of the American Institute of Certified Public Accountants (or any successor thereto or any agency with similar functions); (b) changes in accounting principles concurred in by such Person's certified public accountants; (c) purchase accounting adjustments under A.P.B. 16 or 17 and EITF 88-16, and the application of the accounting principles set forth in FASB 109, including the establishment of reserves pursuant thereto and any subsequent reversal (in whole or in part) of such reserves; and (d) the reversal of any reserves established as a result of purchase accounting adjustments.

"**Accumulated Funding Deficiency**" shall mean an "accumulated funding deficiency" as defined in Section 412 of the Code and Section 302 of ERISA, whether or not waived.

"**Accrued Servicing Fee**" shall mean, as of any date of determination within a Settlement Period, the sum of the Servicing Fees calculated for each day from and including the first day of the Settlement Period through and including such date.

"**Accrued Unused Facility Fee**" shall mean, as of any date of determination within a Settlement Period, the sum of the Unused Facility Fees calculated for each day from and including the first day of the Settlement Period through and including such date.

"**Acquisition**" shall mean any transaction, or any series of related transactions, consummated on or after the Closing Date, by which the Parent or any of its Subsidiaries (a) acquires any going business or all or substantially all of the assets of any firm, corporation or division thereof which constitutes a going business, whether through purchase of assets, merger or otherwise or (b) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the securities of a corporation which have ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) or a majority (by percentage of voting power) of the outstanding partnership interests of a partnership or a majority (by percentage or voting power) of the outstanding ownership interests of a limited liability company.

"**Acquisition Purchase Price**" shall mean the total consideration and other amounts payable in connection with any Acquisition, including, without limitation, any portion of the consideration payable in cash, the value of any capital stock or other Equity Interests of the Parent or any Subsidiary (other than the Seller or the Independent Member) issued as consideration for such Acquisition, all Indebtedness and other monetary liabilities incurred or assumed in connection with such Acquisition and all transaction costs and expenses incurred in connection with such Acquisition.

"**Additional Amounts**" shall mean any amounts payable to any Affected Party under Sections 2.09 or 2.10 of the Purchase Agreement.

"**Additional Costs**" shall have the meaning assigned to it in Section 2.09(b) of the Purchase Agreement.

"**Administrative Agent**" shall mean the Agent, in its capacity as the Agent for the Purchasers under the Purchase Agent.

"**Adverse Claim**" shall mean any claim of ownership or any Lien, other than any ownership interest or Lien created under the Sale Agreement or the Purchase Agreement.

"**Affected Party**" shall mean each of the following Persons: the Purchasers, the Agent, the Depositary and each Affiliate of the foregoing Persons.

"**Affiliate**" shall mean, with respect to any Person, (a) each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, five percent (5%) or more of the Equity Interests having ordinary voting power in the election of directors of such Person, (b) each Person that controls, is controlled by or is under common control with such Person, or (c) each of such Person's officers, directors, joint venturers and partners. For the purposes of this definition, "control" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

"**Agent**" shall have the meaning set forth in the Preamble of the Purchase Agreement.

"**Aggregate Interest Expense**" shall mean, with respect to the Parent and its consolidated Subsidiaries for any fiscal period, interest expense (whether cash or non-cash) of such Person determined in accordance with GAAP for the relevant period ended on such date, including interest expense with respect to any Funded Indebtedness of such Person and interest expense for the relevant period that has been capitalized on the balance sheet of such Person.

"**Aggregate Interest Coverage Ratio**" shall mean, as of any date the same is to be determined, the ratio of (i) Consolidated EBITDA as of such date for (A) in the case of calculating Consolidated EBITDA for each relevant month in the Parent's fiscal year ending on or about December 31, 2002, the cumulative period of months ending on and after April 30, 2002 and (B) in the case of calculating Consolidated EBITDA for each month thereafter, the period of four consecutive fiscal quarters then ending to (ii) Aggregate Interest Expense during the same applicable periods.

"**<u>Agreement Accounting Principles</u>**" shall mean generally accepted accounting principles as in effect from time to time in the United States, applied in a manner consistent with those used in preparing the financial statements referred to in <u>Section 4.01(f)</u> of the Sale Agreement.

"**<u>Ancillary Services and Lease Agreement</u>**" shall mean that certain Ancillary Services and Lease Agreement dated as of April 11, 2002 between Parent and the Seller.

"**<u>Appendices</u>**" shall mean, with respect to any Related Document, all exhibits, schedules, annexes and other attachments thereto, or expressly identified thereto.

"**<u>Assignment Agreement</u>**" shall have the meaning assigned to it in <u>Section 14.02(a)</u> of the Purchase Agreement.

"**<u>Authorized Officer</u>**" shall mean, with respect to any corporation or limited liability company, as the case may be, the Chief Executive Officer, Chief Financial Officer, Treasurer, Chairman or Vice-Chairman of the Board, the President, any Vice President, the Secretary, the Treasurer, any Assistant Secretary, any Assistant Treasurer and each other officer of such corporation or limited liability company specifically authorized in resolutions of the Board of Directors or Board of Managers of such corporation or limited liability company, as the case may be, to sign agreements, instruments or other documents on behalf of such corporation in connection with the transactions contemplated by the Sale Agreement, the Purchase Agreement and the other Related Documents.

"**<u>Availability</u>**" shall mean, as of any date of determination, the amount equal to the lesser of: (a) the Available Accounts Receivables <u>minus</u> (i) Availability Block and <u>minus</u> (ii) accrued Servicing Fee for the Settlement Period in which the date of determination falls, and (b) the Maximum Purchase Limit.

"**<u>Availability Block</u>**" shall mean

(a) for the period from and after the date hereof through and including June 15, 2002, the greater of

(i) 25% of the aggregate amount of Available Accounts Receivables (but in no event greater than $15,000,000) or

(ii) $7,500,000,

and

(b) at all times thereafter, $15,000,000; ***provided, however,*** that if the Availability Block is less than $15,000,000 on June 15, 2002, then the Availability Block between June 16, 2002 and June 30, 2002 shall mean the actual Availability Block in effect on June 15, 2002 <u>plus</u> $250,000 per diem thereafter until the earlier to occur of

(i) June 30, 2002 (when it shall be $15,000,000), or

(ii) the day on which the sum of such actual Availability Block plus such $250,000 increments is not less than $15,000,000.

"**Available Accounts Receivables**" shall mean the Investment Base multiplied by the Purchase Discount Rate.

"**Bankruptcy Code**" shall mean the provisions of title 11 of the United States Code, 11 U.S.C. §§ 101 et seq.

"**Benefit Plan**" shall mean a defined benefit plan as defined in Section 3(35) of ERISA (other than a Multiemployer Plan) in respect of which the Parent or any other member of the Controlled Group is, or within the immediately preceding six (6) years was, an "employer" as defined in Section 3(5) of ERISA.

"**Billed Amount**" shall mean, with respect to any Receivable, the amount billed on the Billing Date to the Obligor thereunder.

"**Billing Date**" shall mean, with respect to any Receivable, the date on which the invoice with respect thereto was generated and billed to the Obligor.

"**Breakage Costs**" shall have the meaning assigned to it in Section 2.10 of the Purchase Agreement.

"**Bringdown Certificate**" shall have the meaning assigned to it in Section 5.02 of the Purchase Agreement.

"**Business Day**" shall mean any day that is not a Saturday, a Sunday or a day on which banks are required or permitted to be closed in any of the States of Illinois, Indiana or New York.

"**Buyer**" shall mean Seller in its capacity as the purchaser under the Sale Agreement.

"**Buyer Indemnified Person**" shall have the meaning assigned to it in Section 5.01 of the Sale Agreement.

"**Capital Investment**" shall mean, as of any date of determination, the amount equal to (a) the aggregate deposits made by the Purchaser to the Collection Account pursuant to Section 2.04(b)(i) of the Purchase Agreement on or before such date, minus (b) the aggregate amounts disbursed to the Purchaser in reduction of Capital Investment pursuant to Section 6.03 of the Purchase Agreement on or before such date.

"**Capital Investment Available**" shall mean, as of any date of determination, the amount, if any, by which Availability exceeds Capital Investment, in each case as of the end of the immediately preceding day.

"**Capitalized Lease**" shall mean, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in accordance with Agreement Accounting Principles, would be required to be classified and accounted for as a capital lease on a balance sheet of such Person.

"**Capitalized Lease Obligation**" shall mean, with respect to any Capitalized Lease of any Person, the amount of the obligation of the lessee thereunder that, in accordance with Agreement Accounting Principles, would appear on a balance sheet of such lessee in respect of such Capitalized Lease.

"**Cash Equivalents**" shall mean (i) marketable direct obligations issued or unconditionally guaranteed by the government of the United States; (ii) domestic and Eurodollar certificates of deposit and time deposits, bankers' acceptances and floating rate certificates of deposit issued by any commercial bank organized under the laws of the United States, any state thereof, the District of Columbia, or its branches or agencies and having capital and surplus in an aggregate amount not less than $500,000,000 (fully protected against currency fluctuations for any such deposits with a term of more than ten (10) days); (iii) shares of money market, mutual or similar funds having net assets in excess of $500,000,000 maturing or being due or payable in full not more than one hundred eighty (180) days after the Parent's acquisition thereof and the investments of which are limited to investment grade securities (i.e., securities rated at least Baa by Moody's Investors Service, Inc. or at least BBB by Standard & Poor's Ratings Group) and (iv) commercial paper of United States banks and bank holding companies and their subsidiaries and United States finance, commercial, industrial or utility companies which, at the time of acquisition, are rated A-1 (or better) by Standard & Poor's Ratings Group or P-1 (or better) by Moody's Investors Service, Inc.; provided that the maturities of such Cash Equivalents shall not exceed 365 days.

"**Change of Control**" shall mean any event, transaction or occurrence as a result of which (a) any person or group of persons (within the meaning of the Securities Exchange Act of 1934, as amended) shall have acquired beneficial ownership (within the meaning of Rule 13d-3 promulgated by the Securities Exchange Commission under the Securities Exchange Act of 1934, as amended) of 20% or more of the issued and outstanding shares of capital stock of the Parent having the right to vote for the election of directors of the respective entity under ordinary circumstances; (b) during any twelve (12) consecutive calendar months ending after the Closing Date, individuals who at the beginning of such twelve-month period constituted the board of directors of the Parent (together with any new directors whose election by such board or whose nomination for election by the shareholders of the Parent was approved by a vote of a majority of the directors still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) shall cease for any reason to constitute a majority of the board of directors of the Parent then in office; (c) the Parent shall cease to own and control, directly or indirectly, all of the economic and voting rights associated with all of the outstanding Equity Interests of the other Originators, of the Independent Member or of the Seller; or (d) the Parent has sold, transferred, conveyed, assigned or otherwise disposed of all or substantially all of the assets of the Parent.

"**Closing Date**" shall mean April 12, 2002.

"**Code**" shall mean the Internal Revenue Code of 1986 and any regulations promulgated thereunder.

"**Collateral Agent**" shall mean Bank One, NA, in its capacity as collateral agent for the Lenders and the Noteholders pursuant to the Intercreditor and Collateral Agency Agreement, or any successor collateral agent appointed pursuant to the terms thereof.

"**Collateral Documents**" shall mean that certain security agreement dated as of the Closing Date, executed by the Parent and each of Parent's Domestic Subsidiaries (other than Seller and Independent Member) in existence on the Closing Date in favor of the Collateral Agent for the benefit of the Secured Parties (as such term is defined in the Intercreditor and Collateral Agency Agreement), the pledge agreements from time to time executed by Parent or its Domestic Subsidiaries in favor of the Collateral Agent for the benefit of the Secured Parties, the mortgages and deeds of trust from time to time executed by the Parent or any of the Domestic Subsidiaries, and all other security agreements, pledges, powers of attorney, assignments, financing statements, vehicle titles and all other instruments and documents delivered to the Collateral Agent pursuant to the Credit Agreement, together with all agreements, instruments and documents referred to therein or contemplated thereby.

"**Collection Account**" shall mean Bankers Trust Company, New York, New York, ABA No. 021001033, Account No. 50232854, Account Name: GECC/CAF Depository, Reference: Wabash National CFC4337, established by the Agent pursuant to the requirements set forth in Section 6.01(b) of the Purchase Agreement.

"**Collections**" shall mean, with respect to any Receivable, all cash collections and other proceeds of such Receivable (including late charges, fees and interest arising thereon, and all recoveries with respect thereto that have been written off as uncollectible) ***but excluding, however***, such collections, other proceeds and any purchase price paid to the Originators by the Buyer with respect to and as consideration for the sale of the Transferred Receivables by any of the Originators to the Buyer.

"**Commitment**" shall mean, with respect to each Purchaser, its commitment to purchase its Pro Rata Share of the Purchaser Interest under the Purchase Agreement in the amount set forth opposite its name on the signature pages of the Purchase Agreement or any Assignment Agreement executed pursuant thereto.

"**Commitment Reduction Notice**" shall have the meaning assigned to it in Section 2.02(a) of the Purchase Agreement.

"**Commitment Termination Notice**" shall have the meaning assigned to it in Section 2.02(b) of the Purchase Agreement.

"**Concentration Discount Amount**" shall mean, with respect to any Obligor, and as of any date of determination after giving effect to all Eligible Receivables to be transferred on such date, the amount by which the Outstanding Balance of Eligible Receivables owing by such Obligor exceeds the product of (a) the Outstanding Balance of all Eligible Receivables on such date, and (b) 10% or such other percentage (a "**Special Concentration Limit**") for such Obligor designated by the Agent in its reasonable credit judgment; provided that in the case of an Obligor and any Affiliate of such Obligor, the Concentration Limit shall be calculated as if such Obligor and such Affiliate are one Obligor; and provided, further, that the Agent may, upon not less than five (5) Business Days' notice to Seller, cancel any Special Concentration Limit, and provided, further, that the Special Concentration Limit for the largest Obligor and its Affiliates shall be limited to 22.5% of the Outstanding Balance of all Eligible Receivables and the Special Concentration Limit for the second largest Obligor and its Affiliates shall be limited to 15.0% of the Outstanding Balance of all Eligible Receivables.

"**Consolidated EBITDA**" shall mean, for any period, on a consolidated basis for the Parent and its Subsidiaries, the sum of the amounts for such period, without duplication of (i) Consolidated Operating Income, plus (ii) charges against income for foreign taxes and U.S. income taxes to the extent deducted in computing Consolidated Operating Income, plus (iii) Interest Expense to the extent deducted in computing Consolidated Operating Income, plus (iv) depreciation expense to the extent deducted in computing Consolidated Operating Income, plus (v) amortization expense, including, without limitation, amortization of goodwill and other intangible assets to the extent deducted in computing Consolidated Operating Income, plus (vi) other non-cash charges (in an aggregate amount not in excess of $15,000,000 during any fiscal year of the Parent in accordance with Agreement Accounting Principles to the extent deducted in computing Consolidated Operating Income, minus (x) the total interest income of the Parent and its Subsidiaries to the extent included in computing Consolidated Operating Income minus (y) the total tax benefit reported by the Parent and its Subsidiaries to the extent included in computing Consolidated Operating Income.

"**Consolidated Equity**" shall mean as of the date of any determination thereof, the total stockholders' equity of the Parent and its Subsidiaries on a consolidated basis, all as determined in accordance with Agreement Accounting Principles.

"**Consolidated Operating Income**" shall mean, with reference to any period, the net operating income (or loss) of the Parent and its Subsidiaries for such period (taken as a cumulative whole on a consolidated basis) including without limitation all restructuring expenses for such period (exclusive of "other income/expenses" as reflected in the Parent's consolidated statement of income of the Parent and its Subsidiaries for such period and related to non-operating and non-recurring income and expenses), as determined in accordance with Agreement Accounting Principles, after eliminating all offsetting debits and credits between the Performance Guarantor and its Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Performance Guarantor and its Subsidiaries in accordance with Agreement Accounting Principles.

"**Consolidated Tax Adjusted Equity**" shall mean, as of the date of any termination thereof, Consolidated Equity plus the cumulative federal, state and local income tax benefit reported by Parent in accordance Agreement Accounting Principles.

"**Contaminant**" shall mean any waste, pollutant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or petroleum-derived substance or waste, asbestos, polychlorinated biphenyls ("**PCBs**"), or any constituent of any such substance or waste, and includes but is not limited to these terms as defined in Environmental Laws.

"**Contingent Obligation**," as applied to any Person, shall mean any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such Indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such Indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation;

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of any other Person to make payment of the Indebtedness or obligation; or

(d) otherwise to assure the owner of such Indebtedness or obligation against loss in respect thereof.

In any computation of the Indebtedness or other liabilities of the Obligor under any Contingent Obligation, the Indebtedness or other obligations that are the subject of such Contingent Obligation shall be assumed to be direct obligations of such Obligor.

"**Contract**" shall mean any agreement (including any invoice) pursuant to, or under which, an Obligor shall be obligated to make payments with respect to any Receivable.

"**Contributed Receivables**" shall have the meaning assigned to it in Section 2.01(d) of the Sale Agreement.

"**Controlled Group**" shall mean the group consisting of (i) any corporation which is a member of the same controlled group of corporations (within the meaning of

Section 414(b) of the Code) as the Parent; (ii) a partnership or other trade or business (whether or not incorporated) which is under common control (within the meaning of Section 414(c) of the Code) with the Parent; and (iii) a member of the same affiliated service group (within the meaning of Section 414(m) of the Code) as the Parent, any corporation described in clause (i) above or any partnership or trade or business described in clause (ii) above.

"**Credit and Collection Policies**" shall mean the credit, collection, customer relations and service policies of the Originators in effect on the Closing Date, as the same may from time to time be amended, restated, supplemented or otherwise modified with the written consent of the Agent.

"Credit Agreement" shall mean that certain Amended and Restated Credit Agreement dated as of April 11, 2002, among the Parent, as borrower, the lenders party thereto and the Credit Facility Agent.

"**Credit Facility**" shall mean the Credit Agreement and the other loan documents executed in connection therewith, together with such amendments, restatements, supplements or modifications thereto or any refinancings, replacements or refundings thereof as may be agreed to by the Purchaser and the Agent.

"Credit Facility Agent" shall mean Bank One, Indiana, N.A. in its capacity as administrative agent under the Credit Agreement, or its successor appointed pursuant to the Credit Agreement.

"**Customary Permitted Liens**" shall mean:

(a) Liens (other than Environmental Liens and Liens in favor of the IRS or the PBGC) with respect to the payment of taxes, assessments or governmental charges in all cases which are not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with Agreement Accounting Principles;

(b) statutory Liens of landlords and Liens of suppliers, mechanics, carriers, materialmen, warehousemen or workmen and other similar Liens imposed by law created in the ordinary course of business for amounts not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with Agreement Accounting Principles;

(c) Liens (other than Environmental Liens and Liens in favor of the IRS or the PBGC) incurred or deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance or other types of social security benefits or to secure the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), surety, appeal and performance bonds; provided that (A) all such Liens do not in the aggregate materially detract from the value of assets or property of the Parent and its Subsidiaries taken as a whole or materially impair the use thereof in the operation of their businesses taken as a whole, and (B) all Liens securing bonds to stay judgments or in connection with appeals that do not secure at any time an aggregate amount exceeding $5,000,000;

(d) Liens arising with respect to zoning restrictions, easements, licenses, reservations, covenants, rights-of-way, utility easements, building restrictions and other similar charges or encumbrances on the use of real property which do not interfere in any material respect with the ordinary conduct of the business of the Parent or any of its Subsidiaries;

(e) Liens of attachment or judgment with respect to judgments, writs or warrants of attachment, or similar process against the Parent or any of its Subsidiaries which do not constitute a Default (as such term is defined in the Credit Agreement) under the Credit Agreement;

(f) Liens arising from leases, subleases or licenses granted to others which do not interfere in any material respect with the business of the Parent or any of its Subsidiaries; and

(g) any interest or title of the lessor in the property subject to any operating lease entered into by the Parent or any of its Subsidiaries in the ordinary course of business.

"**Daily Default Margin**" shall mean, for any day on which a Termination Event has occurred and is continuing, two percent (2.0%) divided by 360.

"**Daily Investment Base Certificate**" shall have the meaning assigned to it in Section 2.03(a)(i) of the Purchase Agreement.

"**Daily Margin**" shall mean, for any day, the Per Annum Daily Margin on such day divided by 360.

"**Daily Yield**" shall mean, for any day, the aggregate of the following for each portion of the Capital Investment: the product of (a) the portion of the Capital Investment outstanding on such day at a given Daily Yield Rate, multiplied by (b) the sum of (i) such Daily Yield Rate, plus (ii) the applicable Daily Margin on such day for such Daily Yield Rate, plus (iii) if a Termination Event has occurred and is continuing, the Daily Default Margin.

"**Daily Yield Rate**" shall mean, for any day during a Settlement Period, (a) the LIBOR Rate or Index Rate, as applicable, on such day, divided by (b) 360.

"**Defaulted Receivable**" shall mean any Receivable (a) with respect to which any payment, or part thereof, remains unpaid for more than 60 days from its Maturity Date or 90 days from its invoice date, (b) with respect to which the Obligor thereunder has taken any action, or suffered any event to occur, of the type described in Sections 9.01(c) or 9.01(d) of the Purchase Agreement or (c) that otherwise is determined to be uncollectible and is written off in accordance with the Credit and Collection Policies.

"**Depositary**" shall mean Banker's Trust Company, in its capacity as the depositary for GECC.

"**Dilution Factors**" shall mean, with respect to any Receivable, any credits, rebates, freight charges, cash discounts, volume discounts, cooperative advertising expenses, royalty payments, warranties, cost of parts required to be maintained by agreement (whether express or implied), warehouse and other allowances, disputes, setoffs, chargebacks, defective returns, other returned or repossessed goods, inventory transfers, allowances for early payments and trade-ins and other similar allowances that are reflected on the books of each Originator and made or coordinated with the usual practices of the Originator thereof; provided, that any allowances or adjustments in accordance with the Credit and Collection Policies made on account of the insolvency of the Obligor thereunder or such Obligor's inability to pay shall not constitute a Dilution Factor.

"**Dilution Ratio**" shall mean, as of any date of determination, the ratio (expressed as a percentage) of:

(a) the sum of (i) the aggregate Dilution Factors during the twelve consecutive Settlement Periods most recently ended on or prior to the date of determination (exclusive of any Dilution Factors arising from trade-ins during such twelve Settlement Periods), plus, without duplication (ii) the aggregate warranty claims paid in cash or credit during such twelve Settlement Periods,

to

(b) the aggregate Billed Amount of all Transferred Receivables originated during such twelve Settlement Periods net of the amount of any trade-ins in cash or credit during such twelve Settlement Periods.

"**Dilution Reserve Ratio**" shall mean, on any date of determination, the sum of (a) the product of (i) two multiplied by (ii) the Dilution Ratio, plus (b) 5%.

"**Disqualified Stock**" shall mean any Equity Interest that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the earlier of (a) March 30, 2004 and (b) the date of termination of the Revolving Loan Commitments (as such term is defined in the Credit Agreement).

"**DOL**" shall mean the United States Department of Labor and any Person succeeding to the functions thereof.

"**Dollars**" or "**$**" shall mean lawful currency of the United States of America.

"**Domestic Subsidiary**" shall mean a Subsidiary organized under the laws of a jurisdiction located in the United States of America.

"**Dynamic Purchase Discount Rate**" shall mean, as of any date of determination, the rate equal to (a) 100% minus (b) the Dilution Reserve Ratio.

"**Election Notice**" shall have the meaning assigned to it in Section 2.01(d) of the Sale Agreement.

"**Eligible Receivable**" shall mean, as of any date of determination, a Transferred Receivable:

(a) that is not a liability of an Obligor (i) organized under the laws of any jurisdiction outside of the United States of America and Canada (including the District of Columbia but otherwise excluding its territories and possessions), (ii) having its principal place of business outside of the United States of America (including the District of Columbia but otherwise excluding its territories and possessions), (iii) that is an Affiliate of the Seller or the applicable Originator, (iv) that is a government or a governmental subdivision or agency, or (v) that is a natural person;

(b) that is only denominated and payable in Dollars in the United States of America;

(c) that is not and will not be subject to any right of rescission, set-off (including, without limitation, set-offs against Receivables by reason of any customer deposit, any guaranty of value of trade-ins or any Contingent Obligation), recoupment, counterclaim, dispute or defense, whether arising out of transactions concerning the Contract therefor or otherwise, that has not been waived in writing in a manner satisfactory to the Agent or, in the case of set-offs, by execution of a waiver of offset letter in the form of Schedule ER-C to this Annex X to the Sale Agreement and the Purchase Agreement; ***provided*, *however***, that if such right of rescission, set-off, recoupment, counterclaim, dispute or defense affects only a portion of the Outstanding Balance of such Receivable, then such Receivable may be deemed an Eligible Receivable to the extent of the portion of such Outstanding Balance which is not so affected; and ***provided further*** that if such right of set-off arises from the applicable Originator's agreement to accept a trailer as a trade-in which has not yet been delivered to such Originator, such right of set-off shall not render the applicable Receivable ineligible at any time prior to May 12, 2002 so long as the aggregate Outstanding Balance of all such Receivables does not exceed $5,000,000;

(d) that is not a Defaulted Receivable or an Unapproved Receivable;

(e) which is not the liability of an Obligor as to which more than 50% of the aggregate Outstanding Balance of all Receivables owing from such Obligor are Defaulted Receivables;

(f) that, does not represent "billed but not yet shipped," "bill and hold" or "progress-billed" goods or merchandise, unperformed services, consigned goods or "sale or return" goods and does not arise from a transaction for which any additional performance by the Originator thereof, or acceptance by or other act of the Obligor thereunder, remains to be performed as a condition to any payments on such Receivable; ***provided, however,*** for purposes of this clause, "billed but not yet shipped" and "bill and hold" shall not include Transferred Receivables arising from the sale of goods where the underlying Contract clearly states (in the opinion of the Agent) that title thereto has passed to the Obligor so long as (i) such goods have not been on the applicable Originator's premises more than 45 days after the Billing Date therefor, and (ii) the aggregate Outstanding Balance of all such Transferred Receivables which are included as Eligible Receivables does not exceed 3% of the aggregate Outstanding Balance of all Transferred Receivables (it being understood that only the amount in excess of such 3% shall be ineligible);

(g) as to which the representations and warranties of Sections 4.01(x)(ii)-(iv) of the Sale Agreement are true and correct in all respects as of the Transfer Date therefor and has been transferred to the Seller pursuant to the Sale Agreement in a transaction constituting a true sale or other outright conveyance and contribution;

(h) that is not the liability of an Obligor that has any claim of a material nature against or affecting the Originator thereof or the property of such Originator;

(i) that is a true and correct statement of a bona fide indebtedness incurred in the amount of the Billed Amount of such Receivable for merchandise or goods sold to or services rendered and accepted by the Obligor thereunder and the Billing Date of which is not later than 10 days after merchandise or goods are sold or service rendered;

(j) that was originated by the Originator in the ordinary course of business in accordance with and satisfies all applicable requirements of the Credit and Collection Policies, except to the extent that the failure to satisfy such requirements could not reasonably be expected to have a material adverse effect on the collectibility or enforceability of such Receivable;

(k) that represents the genuine, legal, valid and binding obligation of the Obligor thereunder enforceable by the holder thereof in accordance with its terms;

(l) that is entitled to be paid pursuant to the terms of the Contract therefor, has not been paid in full or been compromised, adjusted, extended, satisfied, subordinated, rescinded or modified, and is not subject to compromise, adjustment, extension, satisfaction, subordination, rescission, or modification by the Originator thereof (except for adjustments to the Outstanding Balance thereof to reflect Dilution Factors made in accordance with the Credit and Collection Policy);

(m) with respect to which the Originator thereof has submitted all necessary documentation for payment to the Obligor thereunder and such Originator has fulfilled all of its other obligations in respect thereof;

(n) the stated term of which, if any, is not greater than 30 days after its Billing Date unless the Obligor is Swift Transportation, Yellow Freight System, Schneider National and Wick, in which case, the stated term of which may be 45 days after its Billing Date;

(o) that was created in compliance with and otherwise does not contravene any laws, rules or regulations applicable thereto (including laws, rules and regulations relating to usury, consumer protection, truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy) and with respect to which no party to the Contract therefor is in violation of any such law, rule or regulation, in each case except to the extent that such noncompliance or contravention could not reasonably be expected to have a material adverse effect on the collectibility, enforceability, value or payment terms of such Receivable;

(p) with respect to which no proceedings or investigations are pending or threatened before any Governmental Authority (i) asserting the invalidity of such Receivable or the Contract therefor, (ii) asserting the bankruptcy or insolvency of the Obligor thereunder, (iii) seeking payment of such Receivable or payment and performance of such Contract or (iv) seeking any determination or ruling that might materially and adversely affect the validity or enforceability of such Receivable or such Contract;

(q) with respect to which the Obligor thereunder is not: (i) bankrupt or insolvent, (ii) unable to make payment of its obligations when due, (iii) a debtor in a voluntary or involuntary bankruptcy proceeding, or (iv) the subject of a comparable receivership or insolvency proceeding;

(r) that is an "account" (and is not evidenced by a promissory note or other instrument and does not constitute chattel paper) within the meaning of the UCC of the jurisdictions in which each of the Originators, the Parent and the Seller are organized;

(s) that is payable solely and directly to an Originator and not to any other Person (including any shipper of the merchandise or goods that gave rise to such Receivable), except to the extent that payment thereof may be made to the Collection Account or otherwise as directed pursuant to Article VI of the Purchase Agreement;

(t) with respect to which all material consents, licenses, approvals or authorizations of, or registrations with, any Governmental Authority required to be obtained, effected or given in connection with the creation of such Receivable or the Contract therefor have been duly obtained, effected or given and are in full force and effect;

(u) that is created through the provision of merchandise, goods or services by the Originator thereof in the ordinary course of its business in a current transaction;

(v) that complies with such other criteria and requirements as the Agent may from time to time, in its reasonable credit judgment, specify to the Seller or the Originator thereof upon not less than three Business Days' prior written notice;

(w) that is not the liability of an Obligor that is receiving or, under the terms of the Credit and Collection Policies, should receive merchandise, goods or services on a "cash on delivery" basis;

(x) that does not constitute a rebilled amount arising from a deduction taken by an Obligor with respect to a previously arising Receivable or the balance owed on a Receivable with respect to which one or more partial payments have been made;

(y) with respect to which no check, draft or other item of payment has previously been received which was returned unpaid or otherwise dishonored;

(z) no portion of which constitutes sales tax or excise tax or commission; and

(aa) that is not subject to any Lien, right, claim, security interest or other interest of any other Person, other than Liens in favor of the Purchaser.

(bb) that is paid to a Retail Deposit Account which after May 15, 2002 is subject to a Lockbox Account Agreement.

"**Environmental Laws**" shall mean all applicable federal, state, local and foreign laws, statutes, ordinances, codes, rules, standards and regulations, now or hereafter in effect, and in each case as amended or supplemented from time to time, and any applicable judicial or administrative interpretation thereof, including any applicable judicial or administrative order, consent decree, order or judgment, imposing liability or standards of conduct for or relating to the regulation and protection of human health, safety, the environment and natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation). Environmental Laws include, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (42 U.S.C. §§ 9601 et seq.); the Hazardous Materials Transportation Authorization Act of 1994 (49 U.S.C. §§ 5101 et seq.); the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. §§ 136 et seq.); the Solid Waste Disposal Act (42 U.S.C. §§ 6901 et seq.); the Toxic Substance Control Act (15 U.S.C. §§ 2601 et seq.); the Clean Air Act (42 U.S.C. §§ 7401 et seq.); the Federal Water Pollution Control Act (33 U.S.C. §§ 1251 et seq.); the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.); the Safe Drinking Water Act (42 U.S.C. §§ 300(f) et seq.); and the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §§ 6901 et seq., each as from time to time amended, and any and all regulations promulgated thereunder, and all analogous state, local and foreign counterparts or equivalents and any transfer of ownership notification or approval statutes.

"**Environmental Lien**" shall mean a lien in favor of any Governmental Authority for (a) any liability under Environmental Law, or (b) damages arising from, or costs incurred by such Governmental Authority in response to a release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including the movement of Contaminants through or in the air, soil, surface water or groundwater (a "**Release**") or threatened Release of a Contaminant into the environment.

"**Environmental Permits**" shall mean all permits, licenses, authorizations, certificates, approvals, registrations or other written documents required by any Governmental Authority under any Environmental Laws.

"**Equipment**" shall mean all "equipment," as such term is defined in the Uniform Commercial Code, as amended, now owned or hereafter acquired by any member of the Parent Group, wherever located and, in any event, including all such member's machinery and equipment, including processing equipment, conveyors, machine tools, data processing and computer equipment, including embedded software and peripheral equipment and all engineering, processing and manufacturing equipment, office machinery, furniture, materials handling equipment, tools, attachments, accessories, automotive equipment, trailers, trucks, forklifts, molds, dies, stamps, motor vehicles, rolling stock and other equipment of every kind and nature, trade fixtures and fixtures not forming a part of real property, together with all additions and accessions thereto, replacements therefor, all parts therefor, all substitutes for any of the foregoing, fuel therefor, and all manuals, drawings, instructions, warranties and rights with respect thereto, and all products and proceeds thereof and condemnation awards and insurance proceeds with respect thereto.

"**Equity Interest**" shall mean all shares, options, warrants, member interests, general or limited partnership interests or other equivalents (regardless of how designated) of or in a corporation, limited liability company, partnership or equivalent entity whether voting or nonvoting, including common stock, preferred stock or any other "equity security" (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the Securities and Exchange Commission under the Securities Exchange Act).

"**Equity Holders**" shall mean, with respect to any Person, each holder of Equity Interests of such Person.

"**ERISA**" shall mean the Employee Retirement Income Security Act of 1974 and any regulations promulgated thereunder.

"**ERISA Affiliate**" shall mean, with respect to any Originator, any trade or business (whether or not incorporated) that, together with such Originator, are treated as a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the Code.

"**ERISA Event**" shall mean, with respect to any Originator or any ERISA Affiliate, (a) any event described in Section 4043(c) of ERISA with respect to a Title IV Plan; (b) the withdrawal of any Originator or ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a "substantial employer," as defined in Section 4001(a)(2) of ERISA; (c) the complete or partial withdrawal of any Originator or any ERISA Affiliate from any Multiemployer Plan; (d) the filing of a notice of intent to terminate a Title IV Plan or the treatment of a plan amendment as a termination under Section 4041 of ERISA; (e) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC; (f) the failure by any Originator or ERISA Affiliate to make when due required contributions to a Multiemployer Plan or Title IV Plan unless such failure is cured within 30 days; (g) any other event or condition that might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or for the imposition of liability under Section 4069 or 4212(c) of ERISA; (h) the termination of a Multiemployer Plan under Section

4041A of ERISA or the reorganization or insolvency of a Multiemployer Plan under Section 4241 of ERISA; (i) the loss of a Qualified Plan's qualification or tax exempt status; or (j) the termination of a Plan described in Section 4064 of ERISA.

"**ESOP**" shall mean a Plan that is intended to satisfy the requirements of Section 4975(e)(7) of the Code.

"**Event of Servicer Termination**" shall have the meaning assigned to it in Section 9.02 of the Purchase Agreement.

"**Extended Term Reserve**" shall mean a reserve established, dollar for dollar, against the amount by which (a) the aggregate Outstanding Balance of Transferred Receivables having stated terms of 45 days after the Billing Date of one or more of Swift Transportation, Yellow Freight System, Schneider National and Wick as Obligors thereunder exceeds (b) 40% of the aggregate Outstanding Balance of all Transferred Receivables.

"**Facility Termination Date**" shall mean the earliest of (a) the date so designated pursuant to Section 9.01 of the Purchase Agreement, (b) the Final Purchase Date, and (c) the date of termination of the Maximum Purchase Limit specified in a notice from Seller to the Purchaser delivered pursuant to and in accordance with Section 2.02(b) of the Purchase Agreement.

"**Fair Labor Standards Act**" shall mean the provisions of the Fair Labor Standards Act, 29 U.S.C. §§ 201 et seq.

"**Federal Funds Rate**" shall mean, for any day, a floating rate equal to the weighted average of the rates on overnight federal funds transactions among members of the Federal Reserve System, as determined by the Agent.

"**Federal Reserve Board**" shall mean the Board of Governors of the Federal Reserve System.

"**Fee Letter**" shall mean that certain letter agreement dated April 11, 2002, among the Seller, the Agent and GECC.

"**Final Purchase Date**" shall mean April 15, 2004.

"**Finance Contract**" shall mean any chattel paper originated by the Parent or any of its Subsidiaries pursuant to a bona fide sale in the ordinary course of business with a customer of any Subsidiary.

"**Financial Statements**" shall mean, consolidated and consolidating income statements, statements of cash flows and balance sheets of the Parent delivered in accordance with Section __ of the Sale Agreement and of the Seller delivered in accordance with Section 5.02 of the Purchase Agreement.

"**Fleet Lease Transaction**" shall mean (i) the lease transaction among Wabash Statutory Trust – 2000 as lessor and Apex Trailer Leasing & Rentals, L.P. as lessee under that certain Amended and Restated Equipment Lease, dated as of March 30, 2001, as amended, restated, supplemented or otherwise modified from time to time and all other investments and documents related thereto and (ii) the lease transaction among Fleet Capital Corporation (as successor to BancBoston Leasing, Inc.) as lessor and Apex Trailer Leasing & Rentals, L.P. as lessee under that certain Master Lease Agreement dated as of September 5, 1997, as amended, restated, supplemented or otherwise modified from time to time and all other instruments and documents related thereto.

"**Foreign Subsidiary**" shall mean a Subsidiary which is not a Domestic Subsidiary.

"**Fruehauf Preferred Stock**" shall mean the Series A 6% Cumulative Convertible Exchangeable Preferred Stock of the Parent.

"**Funded Indebtedness**" shall mean, with respect to any Person, without duplication, all Indebtedness for borrowed money evidenced by notes, bonds, debentures, or similar evidences of Indebtedness and that by its terms matures more than one year from, or is directly or indirectly renewable or extendible at such Person's option under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of more than one year from the date of creation thereof, and specifically including Capitalized Lease Obligations, current maturities of long-term debt, revolving credit and short-term debt extendible beyond one year at the option of the debtor.

"**GAAP**" shall mean generally accepted accounting principles in the United States of America as in effect on the Closing Date.

"**GECC**" shall mean General Electric Capital Corporation, a Delaware corporation, and its successors and assigns.

"**General Trial Balance**" shall mean, with respect to any Originator and as of any date of determination, such Originator's accounts receivable trial balance (whether in the form of a computer printout, magnetic tape or diskette) as of such date, listing Obligors and the Receivables owing by such Obligors as of such date together with the aged Outstanding Balances of such Receivables, in form and substance satisfactory to the Seller and the Purchasers.

"**Governmental Authority**" shall mean any nation or government, any state or other political subdivision thereof, and any agency, department or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"**Guaranteed Indebtedness**" shall mean, as to any Person, any obligation of such Person guaranteeing any indebtedness, lease, dividend, or other obligation ("primary obligation") of any other Person (the "primary obligor") in any manner, including any obligation or arrangement of such Person to (a) purchase or repurchase any such primary obligation, (b) advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet condition of the primary obligor, (c) purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (d) indemnify the owner of such primary obligation against loss in respect thereof. The amount of any Guaranteed Indebtedness at any time shall be deemed to be the amount equal to the lesser at such time of (x) the stated or determinable amount of the primary obligation in respect of which such Guaranteed Indebtedness is incurred and (y) the maximum amount for which such Person may be liable pursuant to the terms of the instrument embodying such Guaranteed Indebtedness; or, if not stated or determinable, the maximum reasonably anticipated liability (assuming full performance) in respect thereof.

"**Guaranteed Obligations**" shall mean, collectively: (a) all covenants, agreements, terms, conditions and indemnities to be performed and observed by either or both of the Originators under and pursuant to the Sale Agreement and each other document executed and delivered by either or both of them pursuant to the Sale Agreement, including, without limitation, the due and punctual payment of all sums which are or may become due and owing by either of the Originators under the Sale Agreement, whether for fees, expenses (including counsel fees), indemnified amounts or otherwise, whether upon any termination or for any other reason and (b) all obligations of Wabash Financing, LLC, as Servicer under the Purchase Agreement, or which arise pursuant to the Purchase Agreement as a result of its termination as Servicer.

"**Hedging Obligations**" of a Person shall mean any and all obligations of such Person, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (i) any and all agreements, devices or arrangements designed to protect at least one of the parties thereto from the fluctuations of interest rates, commodity prices, exchange rates or forward rates applicable to such party's assets, liabilities or exchange transactions, including, but not limited to, dollar-denominated or cross-currency interest rate exchange agreements, forward currency exchange agreements, interest rate cap or collar protection agreements, forward rate currency or interest rate options, puts and warrants, and (ii) any and all cancellations, buy backs, reversals, terminations or assignments of any of the foregoing.

"**Incipient Servicer Termination Event**" shall mean any event that, with the passage of time or notice or both, would, unless cured or waived, become an Event of Servicer Termination.

"**Incipient Termination Event**" shall mean any event that, with the passage of time or notice or both, would, unless cured or waived, become a Termination Event.

"**Indebtedness**" of any Person shall mean, without duplication,

(a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services payment for which is deferred 90 days or more, but excluding obligations to trade creditors incurred in the ordinary course of business that are not overdue by more than 90 days unless being contested in good faith,

(b) all reimbursement and other obligations with respect to letters of credit, bankers' acceptances and surety bonds, whether or not matured,

(c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property),

(d) all Capitalized Lease Obligations,

(e) all indebtedness referred to in clauses (a) through (d) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property or other assets (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness,

(f) all Off-Balance Sheet Liabilities of such Person,

(g) the aggregate Capital Investment, and

(h) all Contingent Obligation of such Person with respect to liabilities of a type described in any of clauses (a) through (g) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (a) through (h) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under Agreement Accounting Principles. In no event shall Indebtedness include Unfunded Liabilities of any Plan of the Parent and its Subsidiaries, which amount, as of December 31, 2001, was zero.

"**Indemnified Amounts**" shall mean, with respect to any Person, any and all suits, actions, proceedings, claims, damages, losses, liabilities and expenses (including attorneys' fees and disbursements and other costs of investigation or defense, including those incurred upon any appeal).

"**Indemnified Person**" shall have the meaning assigned to it in Section 12.01(a) of the Purchase Agreement.

"**Indemnified Taxes**" shall have the meaning assigned to it in Section 2.08(b) of the Purchase Agreement.

"**Independent Member**" shall mean WNC Receivables Management Corp., a Delaware corporation.

"**Index Rate**" shall mean, for any day, a floating rate equal to the higher of (i) the rate publicly quoted from time to time by The Wall Street Journal as the "base rate on corporate loans at large U.S. money center commercial banks" (or, if The Wall Street Journal ceases quoting a base rate of the type described, the highest per annum rate of interest published by the Federal Reserve Board in Federal Reserve statistical release H.15 (519) entitled "Selected Interest Rates" as the Bank prime loan rate or its equivalent), and (ii) the Federal Funds Rate plus fifty (50) basis points per annum. Each change in any interest rate provided for in the Purchase Agreement based upon the Index Rate shall take effect at the time of such change in the Index Rate.

"**Intended Characterization**" shall mean, for income tax purposes, the characterization of the acquisition by the Purchasers of Purchaser Interests under the Purchase Agreement as a loan or loans by the Purchasers to the Seller secured by the Receivables and the Collections.

"**Intercreditor and Collateral Agency Agreement**" shall mean that certain Intercreditor and Collateral Agency Agreement dated as of the Closing Date by and among the Lenders, the Noteholders, the Collateral Agent and the Credit Facility Agent.

"**Intercreditor Agreement**" shall mean that certain Intercreditor Agreement dated as of the Closing Date, among the Agent, the Collateral Agent, Originators and Seller.

"**Investment**" shall mean, with respect to any Person, (i) any purchase or other acquisition by that Person of any Indebtedness, Equity Interest or other securities, or of a beneficial interest in any Indebtedness, Equity Interest or other securities, issued by any other Person, (ii) any purchase by that Person of all or substantially all of the assets of a business conducted by another Person, and (iii) any loan, advance (other than deposits with financial institutions available for withdrawal on demand, prepaid expenses, accounts receivable, advances to employees and similar items made or incurred in the ordinary course of business) or capital contribution by that Person to any other Person, including all Indebtedness to such Person arising from a sale of property by such Person other than in the ordinary course of its business.

"**Investment Base**" shall mean, as of any date of determination, the amount equal to the Outstanding Balance of Eligible Receivables minus the Reserves with respect thereto, in each case as disclosed in the most recently submitted Investment Base Certificate or as otherwise determined by the Purchaser or the Agent based on Seller Collateral information available to any of them, including any information obtained from any audit or from any other reports with respect to the Seller Collateral, which determination shall be final, binding and conclusive on all parties to the Purchase Agreement (absent manifest error).

"**Investment Base Certificate**" shall mean a Daily Investment Base Certificate or a Weekly Investment Base Certificate, as the case may be.

"**Investment Company Act**" shall mean the provisions of the Investment Company Act of 1940, 15 U.S.C. §§ 80a et seq., and any regulations promulgated thereunder.

"**Investment Reports**" shall mean, collectively, the Investment Base Certificates, the Monthly Reports and each of the reports with respect to the Transferred Receivables and the Seller Collateral referred to in Annex 7.08 of the Purchase Agreement.

"**IRS**" shall mean the Internal Revenue Service.

"**Lenders**" shall mean the lenders from time to time party to the Credit Agreement.

"**LIBOR Business Day**" shall mean a Business Day on which banks in the City of London are generally open for interbank or foreign exchange transactions.

"**LIBOR Period**" shall mean, with respect to any LIBOR Tranche, each period commencing on a LIBOR Business Day selected by Seller pursuant to the Purchase Agreement and ending one, two or three months thereafter, as selected by Seller's irrevocable notice to Agent as set forth in the Purchase Agreement; provided that the foregoing provision relating to LIBOR Periods is subject to the following:

(a) if any LIBOR Period would otherwise end on a day that is not a LIBOR Business Day, such LIBOR Period shall be extended to the next succeeding LIBOR Business Day unless the result of such extension would be to carry such LIBOR Period into another calendar month in which event such LIBOR Period shall end on the immediately preceding LIBOR Business Day;

(b) any LIBOR Period that would otherwise extend beyond the Facility Termination Date shall end 2 LIBOR Business Days prior to such date;

(c) any LIBOR Period that begins on the last LIBOR Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such LIBOR Period) shall end on the last LIBOR Business Day of a calendar month;

(d) Seller shall select LIBOR Periods so as not to require a payment or prepayment of any LIBOR Tranche during a LIBOR Period for such LIBOR Tranche; and

(e) Seller shall select LIBOR Periods so that there shall be no more than 5 separate LIBOR Tranches in existence at any one time.

"**LIBOR Rate**" shall mean for each LIBOR Period, a rate of interest determined by the Agent equal to:

(a) the offered rate for deposits in United States Dollars for the applicable LIBOR Period that appears on Telerate Page 3750 as of 11:00 a.m. (London time), on the second full LIBOR Business Day next preceding the first day of such LIBOR Period (unless such date is not a Business Day, in which event the next succeeding Business Day will be used); divided by

(b) a number equal to 1.0 minus the aggregate (but without duplication) of the rates (expressed as a decimal fraction) of reserve requirements in effect on the day that is 2 LIBOR Business Days prior to the beginning of such LIBOR Period (including basic, supplemental, marginal and emergency reserves under any regulations of the Federal Reserve Board or other Governmental Authority having jurisdiction with respect thereto, as now and from time to time in effect) for Eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Federal Reserve Board that are required to be maintained by a member bank of the Federal Reserve System.

If such interest rates shall cease to be available from Telerate News Service, the LIBOR Rate shall be determined from such financial reporting service or other information as shall be mutually acceptable to Agent and Seller.

"**LIBOR Tranche**" shall mean each portion of the Capital Investment (if any) that is accruing Daily Yield at a LIBOR Rate for a LIBOR Period.

"**Lien**" shall mean any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the UCC or comparable law of any jurisdiction).

"**Litigation**" shall mean, with respect to any Person, any action, claim, lawsuit, demand, investigation or proceeding pending or threatened against such Person before any court, board, commission, agency or instrumentality of any federal, state, local or foreign government or of any agency or subdivision thereof or before any arbitrator or panel of arbitrators.

"**Loan Document**" shall mean the Intercreditor and Collateral Agency Agreement, the Note Agreements, the Senior Notes, the Credit Agreement, the NatCity Lease and all notes, security agreements, guaranties, pledge agreements, mortgages and related collateral documents executed pursuant to any of the foregoing.

"**Lockbox**" shall have the meaning assigned to it in Section 6.01(a)(ii) of the Purchase Agreement.

"**Lockbox Account**" shall mean each lockbox account or blocked account (including blocked accounts consisting of deposit accounts and concentration accounts) listed on

Scheule 4.01(r) to the Purchase Agreement as amended from time to time established in the name of the Seller and held at a Lockbox Account Bank, together with any other segregated deposit account established by the Seller for the deposit of Collections pursuant to and in accordance with Section 6.01(a) of the Purchase Agreement.

"**Lockbox Account Agreement**" shall mean any agreement among one or both Originators, the Seller, the Agent, and a Lockbox Account Bank with respect to a Lockbox and/or Lockbox Account that provides, among other things, that (a) all items of payment deposited in such Lockbox and Lockbox Account are held by such Lockbox Account Bank as custodian for GECC, as Agent, (b) the Lockbox Account Bank has no rights of setoff or recoupment or any other claim against such Lockbox Account other than for payment of its service fees and other charges directly related to the administration of such Account and for returned checks or other items of payment and (c) such Lockbox Account Bank agrees to forward all Collections received in such Lockbox Account to the Collection Account within one Business Day of receipt of available funds, and is otherwise in form and substance acceptable to the Agent.

"**Lockbox Account Bank**" shall mean any bank or other financial institution at which one or more Lockbox Accounts are maintained.

"**Margin Stock**" shall have the meaning set forth in Regulation U promulgated by the Board of Governors of the Federal Reserve System, as from time to time in effect.

"**Material Adverse Effect**" shall mean a material adverse effect on (a) the business, assets, liabilities, operations, prospects or financial or other condition of (i) any Originator or the Originators considered as a whole, (ii) the Seller or (iii) the Servicer and its Subsidiaries considered as a whole, (b) the ability of any Originator, the Seller or the Servicer to perform any of its obligations under the Related Documents in accordance with the terms thereof, (c) the validity or enforceability of any Related Document or the rights and remedies of the Seller, the Purchaser or the Agent under any Related Document, (d) the federal income tax attributes of the sale, contribution or pledge of the Transferred Receivables pursuant to any Related Document or (e) the Transferred Receivables, the Contracts therefor, the Originator Collateral, the Seller Collateral or the ownership interests or Liens of the Seller or the Purchaser or the Agent thereon or the priority of such interests or Liens.

"**Maturity Date**" shall mean, with respect to any Receivable, the due date for payment therefor specified in the Contract therefor, or, if no date is so specified, 30 days from the Billing Date.

"**Maximum Purchase Limit**" shall mean (i) $110,000,000 as such amount may be reduced in accordance with Section 2.02(a) of the Purchase Agreement, minus (ii) Availability Block.

"**Monthly Report**" shall mean a report in substantially the form of Exhibit 2.03(a)(iii) to the Purchase Agreement.

"**Multiemployer Plan**" shall mean a "multiemployer plan" as defined in Section 4001(a)(3) of ERISA with respect to which any Originator or ERISA Affiliate is making, is obligated to make, or has made or been obligated to make, contributions on behalf of participants who are or were employed by any of them.

"**NatCity Lease**" shall mean that certain Master Equipment Lease Agreement No. 07008, dated as of December 30, 1996, between Apex Trailer Leasing & Rentals, L.P., a Delaware limited partnership (a successor to Wabash National Finance Corporation, an Indiana corporation) and National City Leasing Corporation.

"**NatCity Lease Obligation**" shall have the meaning assigned to it in the Intercreditor and Collateral Agency Agreement.

"**National City Lease Transaction**" shall mean the lease transaction among National City Leasing Corporation as lessor and Apex Trailer Leasing & Rentals, L.P. (as successor to Wabash National Finance Corporation) as lessee under that certain Master Equipment Lease Agreement No. 07008 as of December 30, 1996, as amended, restated, supplemented or otherwise modified from time to time.

"**Net Worth Percentage**" shall mean a fraction (expressed as a percentage) (a) the numerator of which equals the excess of assets over liabilities, in each case determined in accordance with GAAP consistently applied and (b) the denominator of which equals the Outstanding Balance of Transferred Receivables.

"**Note Agreements**" shall mean, in the case of the holders of the Parent's Series A Senior Notes, those certain separate and several Amended and Restated Note Purchase Agreements, each dated as of the Closing Date, between the Parent and such holders, in the case of the holders of the Parent's Series C through H Senior Notes, those certain separate and several Amended and Restated Note Purchase Agreement, dated as of the Closing Date, between the Parent and such holders, and in the case of the holders of the Parent's Series I Senior Notes, that certain Amended and Restated Note Purchase Agreement, dated as of the Closing Date, between the Parent and such holders, in each case as amended from time to time.

"**Noteholder**" shall mean each holder of a Senior Note pursuant to a Note Agreement, and its successors and assigns.

"**Obligations**" shall mean all loans, advances, debts, liabilities, obligations, covenants and duties owing by the Parent to the Credit Facility Agent, any Lender, any Affiliate of any of the foregoing or any Indemnitee (as such term is defined in the Credit Agreement), of any kind or nature, present or future, arising under the Credit Agreement, the Senior Notes, or any other Loan Document, whether or not evidenced by any note, guaranty or other instrument, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, guaranty, indemnification, or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired. The term includes, without limitation, all interest, charges, expenses, fees, attorneys' fees and disbursements, paralegals' fees (in each case whether or not allowed), and any other sum chargeable to the Parent under the Credit Agreement or any other Loan Document.

"**Obligor**" shall mean, with respect to any Receivable, the Person primarily obligated to make payments in respect thereof.

"**Off-Balance Sheet Liabilities**" of a Person shall mean (a) any repurchase obligation or liability of such Person or any of its Subsidiaries with respect to accounts or notes receivable sold by such Person or any of its Subsidiaries, (b) any liability of such Person or any of its Subsidiaries under any sale and leaseback transactions which do not create a liability on the consolidated balance sheet of such Person, (c) any liability of such person or any of its Subsidiaries under any so-called "synthetic" lease transaction, or (d) any obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the consolidated balance sheets of such Person and its Subsidiaries.

"**Officer's Certificate**" shall mean, with respect to any Person, a certificate signed by an Authorized Officer of such Person.

"Organic Document" shall mean, relative to any Person, its certificate of incorporation, its by-laws, its partnership agreement, its memorandum and articles of association, its certificate of formation or articles of organization and limited liability company agreement and/or operating agreement, share designations or similar organization documents and all shareholder agreements, voting trusts and similar arrangements applicable to any of its authorized Equity Interest.

"**Originator**" shall mean each of NOAMTC, Inc., a Delaware corporation, and Wabash National, L.P., a Delaware limited partnership, and its successors.

"**Originator Collateral**" shall have the meaning assigned to it in Section 7.01 of the Sale Agreement.

"**Outstanding Balance**" shall mean, with respect to any Receivable and as of any date of determination, the amount (which amount shall not be less than zero) equal to (a) the Billed Amount thereof, minus (b) all Collections received from the Obligor thereunder, minus (c) all discounts to or any other modifications that reduce such Billed Amount; provided, that if the Agent or the Servicer makes a determination that all payments by such Obligor with respect to such Billed Amount have been made, the Outstanding Balance shall be zero.

"**Parent**" shall mean Wabash National Corporation, a Delaware corporation.

"**Parent Group**" shall mean the Parent and each of its Affiliates (other than the Seller).

"**PBGC**" shall mean the Pension Benefit Guaranty Corporation.

"**Pension Plan**" shall mean a Plan described in Section 3(2) of ERISA.

"**Per Annum Daily Margin**" shall mean:

(a) at all times prior to the date on which the Parent files its 10-K for the year ended December 31, 2002:

(i) with respect to Capital Investment (A) at the LIBOR Rate, 3.50%, and (B) at the Index Rate, 2.00%, and

(ii) with respect to Unused Facility Fees. 0.50%; and

(b) at all times from and after the date on which the Parent files its 10-K for the year ended December 31, 2002, the applicable per annum percentage set forth opposite the then applicable range of the Aggregate Interest Coverage Ratio:

	PER ANNUM DAILY MARGIN		
AGGREGATE INTEREST COVERAGE RATIO	**CAPITAL INVESTMENT AT THE LIBOR RATE**	**CAPITAL INVESTMENT AT THE INDEX RATE**	**UNUSED FACILITY FEE**
> 2.0 : 1.0	3.25%	1.75%	0.375%
< or = 2.0 : 1.0 but > 1.5 : 1.0	3.50%	2.00%	0.50%
< or = 1.5 : 1.0	3.75%	2.25%	0.625%

"**Performance Guarantor**" shall mean the Parent in its capacity as guarantor under the Performance Undertaking.

"**Performance Undertaking**" shall mean the provisions of Article VIII of the Sale Agreement.

"**Permitted Acquisition**" shall mean any Acquisition made by the Parent or any of its Subsidiaries provided that: (a) as of the date of such Acquisition, no Default (as defined in the Credit Agreement) or Unmatured Default shall have occurred and be continuing or would result from such Acquisition or from the incurrence of any Indebtedness in connection with such Acquisition; (b) prior to the date of such Acquisition, such Acquisition shall have been approved by the board of directors and, if applicable, the shareholders of the Person whose stock or assets are being acquired in connection with such Acquisition and no claim or challenge has been asserted or threatened by any shareholder or director of such Person which could reasonably be expected to have a material adverse effect on such Acquisition or a Material Adverse Effect (as defined in the Credit Agreement); (c) as of the date of any such Acquisition, all approvals required in connection with such Acquisition shall have been obtained; (d) the Acquisition Purchase Price paid or payable to the Parent and its Subsidiaries for all Permitted Acquisitions during any fiscal year of the Parent shall not exceed $2,500,000. Anything in the foregoing to the contrary, in no event shall Permitted Acquisition include any Acquisition by Seller or by Independent Member.

"**Permitted Existing Contingent Obligations**" shall have the meaning assigned to it in Schedule 2 of this Annex X to the Sale Agreement and the Purchase Agreement.

"**Permitted Existing Indebtedness**" shall have the meaning assigned to it in Schedule 2 of this Annex X to the Sale Agreement and the Purchase Agreement.

"**Permitted Existing Investments**" shall have the meaning assigned to it in Schedule 2 of this Annex X to the Sale Agreement and the Purchase Agreement.

"**Permitted Existing Liens**" shall have the meaning assigned to it in Schedule 2 of this Annex X to the Sale Agreement and the Purchase Agreement.

"**Permitted Investments**" shall mean any of the following:

(a) obligations of, or guaranteed as to the full and timely payment of principal and interest by, the federal government of the United States or obligations of any agency or instrumentality thereof if such obligations are backed by the full faith and credit of the federal government of the United States, in each case with maturities of not more than 90 days from the date acquired;

(b) repurchase agreements on obligations of the type specified in clause (a) of this definition;

(c) federal funds, certificates of deposit, time deposits and bankers' acceptances of any depository institution or trust company incorporated under the federal laws of the United States or any state, in each case with original maturities of not more than 90 days or, in the case of bankers' acceptances, original maturities of not more than 365 days;

(d) commercial paper of any corporation incorporated under the laws of the United States of America or any state thereof with original maturities of not more than 30 days;

(e) securities of money market funds.

"**Permitted Originator Encumbrances**" shall mean the following encumbrances: (a) Liens for taxes or assessments or other governmental charges not yet due and payable (other than with respect to environmental matters); (b) pledges or deposits securing obligations under workmen's compensation, unemployment insurance, social security or public liability laws or similar legislation (excluding Liens under ERISA); (c) pledges or deposits securing bids, tenders, contracts (other than contracts for the payment of money) or leases to which any Originator, the Seller or the Servicer is a party as lessee made in the ordinary course of business; (d) deposits securing statutory obligations of any Originator, the Seller or the Servicer; (e) inchoate and unperfected workers', mechanics', suppliers' or similar Liens arising in the ordinary course of business; (f) carriers', warehousemen's or other similar possessory Liens arising in the ordinary course of business and securing liabilities in an outstanding aggregate amount not in excess of $500,000 at any one time; (g) deposits securing, or in lieu of, surety, appeal or customs bonds in proceedings to which any Originator, the Seller or the Servicer is a party; (h) any attachment or judgment Lien not constituting a Termination Event under Section 9.01(f) of the Purchase Agreement; (i) Liens existing on the Closing Date and listed on Schedule 4.04(b) of the Sale Agreement; (j) Liens expressly permitted under Section 4.04(b) of the Sale Agreement (except that such Liens shall not be deemed "Permitted Originator Encumbrances" until such Liens have satisfied the criteria set forth in such section), (l) Liens securing Indebtedness which is incurred to extend, refinance, renew, replace, defease or refund Indebtedness which has been secured by a Lien permitted under the Sale Agreement and is permitted to be extended, refinanced, renewed, replaced, defeased or refunded under the Sale Agreement but only to the extent that such Lien is limited to the same collateral as that covered by the prior Lien, (m) Liens securing the obligations arising under the Credit Facility and Senior Notes so long as such Liens do not encumber Originator Collateral or Seller Collateral, and (n) presently existing or hereinafter created Liens in favor of the Buyer, the Seller, the Purchaser or the Agent.

"**Permitted Seller Encumbrances**" shall mean the following encumbrances: (a) Liens for taxes or assessments or other governmental charges not yet due and payable (other than with respect to environmental matters); (b) deposits securing statutory obligations of the Seller; and (c) presently existing or hereinafter created Liens in favor of the Purchaser or the Agent.

"**Permitted Independent Member Encumbrances**" shall mean the following encumbrances: (a) Liens for taxes or assessments or other governmental charges not yet due and payable (other than with respect to environmental matters); (b) deposits securing statutory obligations of the Independent Member; and (c) presently existing or hereinafter created Liens in favor of the Collateral Agent on the Independent Member's Equity Interest in the Seller.

"**Person**" shall mean any individual, sole proprietorship, partnership, joint venture, unincorporated organization, trust, association, corporation (including a business trust), limited liability company, institution, public benefit corporation, joint stock company, Governmental Authority or any other entity of whatever nature.

"**PIK Notes**" shall mean those certain promissory notes of the Parent payable to the order of each Lender evidencing the aggregate deferral fees payable by the Parent to such Lender.

"**Plan**" shall mean, at any time, an "employee benefit plan," as defined in Section 3(3) of ERISA, that any Originator or ERISA Affiliate maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any Originator or ERISA Affiliate.

"**Projections**" shall mean Parent Group's forecasted consolidated and consolidating: (a) balance sheets; (b) income statements; (c) cash flow statements; and (d) capitalization statements, all prepared on a Subsidiary-by-Subsidiary or division-by-division basis, if applicable, and otherwise consistent with the historical Financial Statements of Parent, together with appropriate supporting details and a statement of underlying assumptions.

"**Property**" of a Person shall mean any and all property, whether real, personal, tangible, intangible, or mixed, of such Person, or other assets owned, leased or operated by such Person.

"**Pro Rata Share**" shall mean, with respect to each Purchaser, the ratio which its Commitment bears to the aggregate of all Purchaser's Commitments (or, if no Commitments are outstanding, the ratio which its Capital Investment bears to the aggregate Capital Investment).

"**Purchase**" shall have the meaning assigned to it in Section 2.01 of the Purchase Agreement.

"**Purchase Agreement**" shall mean that certain Receivables Purchase and Servicing Agreement dated as of April 11, 2002, among the Seller, the Independent Member, the Purchasers, the Servicer and the Agent.

"**Purchase Assignment**" shall mean that certain Purchase Assignment dated as of the Closing Date by and between the Seller and the Applicable Purchaser in the form attached as Exhibit 2.04(a) to the Purchase Agreement.

"**Purchase Date**" shall mean each day on which a Purchase is made.

"**Purchase Discount Rate**" shall mean, as of any date of determination, a rate equal to the lesser of (a) the Dynamic Purchase Discount Rate and (b) the Purchase Discount Rate Cap.

"**Purchase Discount Rate Cap**" shall mean a rate equal to eighty-five percent (85%); provided that the Purchase Discount Rate Cap may be changed at any time as determined by the Agent in its reasonable credit judgment exercised in good faith.

"**Purchase Excess**" shall mean, as of any date of determination, the extent to which the Capital Investment exceeds the Availability, in each case as disclosed in the most recently submitted Investment Base Certificate or as otherwise determined by the Purchaser or the Agent based on Seller Collateral information available to any of them, including any information obtained from any audit or from any other reports with respect to the Seller

Collateral, which determination shall be final, binding and conclusive on all parties to the Purchase Agreement (absent manifest error).

"**Purchase Request**" shall have the meaning assigned to it in Section 2.03(b) of the Purchase Agreement.

"**Purchaser**" shall mean GECC, its successors and assigns.

"**Purchaser Interest**" shall mean a 100% ownership interest of the Purchaser in the Transferred Receivables which are purchased under the Purchase Agreement.

"**Qualified Plan**" shall mean a Pension Plan that is intended to be tax-qualified under Section 401(a) of the Code.

"**Ratios**" shall mean, collectively, the Dilution Ratio and the Dilution Reserve Ratio.

"**Receivable**" shall mean, with respect to any Obligor:

(a) indebtedness of such Obligor (whether constituting an account, general intangible or otherwise) arising from the sale of merchandise, goods or services by an Originator to such Obligor, including the right to payment of any interest or finance charges and other obligations of such Obligor with respect thereto, but specifically excluding any chattel paper arising from the lease of any such merchandise or goods or the financing of the purchase price of, any such merchandise, goods or services;

(b) all Liens and property subject thereto from time to time securing or purporting to secure any such indebtedness of such Obligor (including, without limitation, all Returned Goods);

(c) all guaranties, indemnities and warranties, insurance policies, financing statements and other agreements or arrangements of whatever character from time to time supporting or securing payment of any such indebtedness;

(d) all Collections with respect to any of the foregoing;

(e) all Records with respect to any of the foregoing; and

(f) all proceeds with respect to the foregoing.

"**Records**" shall mean all Contracts and other documents, books, records and other information (including computer programs, tapes, disks, data processing software and related property and rights) prepared and maintained by any Originator, the Servicer, any Sub-Servicer or the Seller with respect to the Receivables and the Obligors thereunder, the Originator Collateral and the Seller Collateral.

"**Regulatory Change**" shall mean any change after the Closing Date in any federal, state or foreign law or regulation (including Regulation D of the Federal Reserve Board) or the adoption or making after such date of any interpretation, directive or request under any federal, state or foreign law or regulation (whether or not having the force of law) by any Governmental Authority charged with the interpretation or administration thereof that, in each case, is applicable to any Affected Party.

"**Rejected Amount**" shall have the meaning assigned to it in Section 4.05 of the Sale Agreement.

"**Related Documents**" shall mean each Lockbox Account Agreement, the Fee Letter, the Intercreditor Agreement, the Sale Agreement (including, without limitation, the Performance Undertaking contained therein), the Purchase Agreement, the Purchase Assignment and all other agreements, instruments, documents and certificates identified in the Schedule of Documents and including all other pledges, powers of attorney, consents, assignments, contracts, notices, and all other written matter whether heretofore, now or hereafter executed by or on behalf of any Person, or any employee of any Person, and delivered in connection with either Sale Agreement, the Purchase Agreement or the transactions contemplated thereby. Any reference in either Sale Agreement, the Purchase Agreement or any other Related Document to a Related Document shall include all Appendices thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to such Related Document as the same may be in effect at any and all times such reference becomes operative.

"**Repayment Notice**" shall have the meaning assigned to it in Section 2.03(c) of the Purchase Agreement.

"**Related Notes**" shall mean the PIK Notes under and as defined in the Note Agreements.

"**Required Purchasers**" shall mean those Purchasers whose Commitments represent at least 66-2/3% of the aggregate of all Commitments (or if no Commitments are outstanding, those Purchasers whose Invested Capital represents 66-2/3% of the aggregate Invested Capital of all Purchasers).

"**Reserves**" shall mean the sum of (a) the aggregate Concentration Discount Amount for all Obligors of Transferred Receivables plus (b) the Extended Term Reserve plus (c) in the event Agent does not receive one or more of landlord waivers as required in accordance with Section 5.06(b) of the Purchase Agreement, Agent shall establish reserves in such amounts as Agent shall determine in its sole discretion until such landlord waivers are received, and plus (d) such other reserves as the Agent may establish from time to time in its reasonable credit judgment.

"**Retail Deposit Accounts**" shall mean each of the following deposit accounts:

	Bank Name	Account Number
(a)	Bank of America	144614518
(b)	South Trust Bank	66-965-992
(c)	Bank of America	686765264
(d)	Merchants & Manufacturers	2300064637
(e)	National City Bank	825827133
(f)	Chase Bank of Texas	07000915041
(g)	Wells Fargo Bank	1018170833
(h)	Bankers Trust	05 791 6
(i)	Standard Federal Bank	6840 84772 4
(j)	Bank of America	4772196882
(k)	Fifth Third Bank	7690052811
(l)	Bank of America	24589-14502
(m)	Chase Bank of Texas	31500921734
(n)	Heritage Bank	59700572310
(o)	Bank of America	2458914502
(p)	Union Planters Bank	0020140967
(q)	Bank of America	1596480625
(r)	Suntrust Bank	7020482449
(s)	Bank One	21420864
(t)	National City Bank	239898027
(u)	Wells Fargo Bank	4419-701024
(v)	Salem Bank and Trust	1847940212

	Bank Name	Account Number
(w)	Wells Fargo Bank	0439 814161
(x)	South Trust Bank	84-006-542
(y)	South Trust Bank	84-006-542
(z)	Fidelity Deposit and Security Co.	11454730-14
(aa)	Wells Fargo Bank	0224 635649
(bb)	AMSouth Bank	6100052456
(cc)	Wells Fargo Bank	0419-456553
(dd)	Bank of America	3750965405
(ee)	Wells Fargo Bank	3884015676
(ff)	Bank of America	3750965395

"**Restricted Payment**" shall mean, with respect to any member of the Parent Group (a) the declaration or payment of any dividend or the incurrence of any liability to make any other payment or distribution of cash or other property or assets in respect of Equity Interests; (b) any payment on account of the purchase, redemption, defeasance, sinking fund or other retirement of such member's Equity Interests or any other payment or distribution made in respect thereof, either directly or indirectly; (c) any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire Equity Interests of such member now or hereafter outstanding; (e) any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any shares of such member's Equity Interests or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission; (f) any payment, loan, contribution, or other transfer of funds or other property to any Equity Holder of such member other than payment of compensation in the ordinary course of business to Equity Holders who are employees of such member; and (g) any payment of management fees (or other fees of a similar nature) by such member to any Equity Holder of such member or its Affiliates.

"**Retiree Welfare Plan**" shall mean, at any time, a Welfare Plan that provides for continuing coverage or benefits for any participant or any beneficiary of a participant after such participant's termination of employment, other than continuation coverage provided pursuant to Section 4980B of the Code and at the sole expense of the participant or the beneficiary of the participant.

"**Returned Goods**" shall mean all right, title and interest of the Originators, the Buyer, the Seller, the Purchasers and/or the Agent, as applicable, in and to returned, repossessed, reclaimed, traded-in or foreclosed upon trailers, goods and/or merchandise, the sale of which gave rise to a Transferred Receivable.

"**Revolving Period**" shall mean the period from and including the Closing Date through and including the day immediately preceding the Facility Termination Date.

"**Sale**" shall mean with respect to a sale of Receivables under the Sale Agreement, a sale of Receivables by the Originator to the Seller in accordance with the terms of the Sale Agreement.

"**Sale Agreement**" shall mean that certain Receivables Sale and Contribution Agreement dated as of April 11, 2002, among the Originators, as sellers, the Performance Guarantor, and the Seller, as buyer thereunder.

"**Sale Price**" shall mean, with respect to any Sale of Sold Receivables, the price calculated by the Seller and approved from time to time by the Agent equal to:

(a) the Outstanding Balance of such Sold Receivable, minus

(b) the expected costs to be incurred by the Seller in financing the purchase of such Sold Receivables until the Outstanding Balance of such Sold Receivables is paid in full, minus

(c) the portion of such Sold Receivables that are reasonably expected by such Originator to become Defaulted Receivables, minus

(d) the portion of such Sold Receivables that are reasonably expected by such Originator to be reduced by means other than the receipt of Collections thereon or pursuant to clause (c) above, minus

(e) amounts expected to be paid to the Servicer with respect to the servicing, administration and collection of such Sold Receivables;

provided, that such calculations shall be determined based on the historical experience of (y) such Originator, with respect to the calculations required in each of clauses (c) and (d) above, and (z) the Seller, with respect to the calculations required in clauses (b) and (e) above.

"**Schedule of Documents**" shall mean the schedule, including all appendices, exhibits or schedules thereto, listing certain documents and information to be delivered in connection with the Sale Agreement, the Purchase Agreement and the other Related Documents and the transactions contemplated thereunder, substantially in the form attached as Annex Y to the Purchase Agreement and the Sale Agreement.

"**Secured Obligations**" shall have the meaning assigned to it in the Intercreditor and Collateral Agency Agreement.

"**Secured Parties**" shall have the meaning assigned to it in the Intercreditor and Collateral Agency Agreement.

"**Securities Act**" shall mean the provisions of the Securities Act of 1933, 15 U.S.C. Sections 77a et seq., and any regulations promulgated thereunder.

"**Securities Exchange Act**" shall mean the provisions of the Securities Exchange Act of 1934, 15 U.S.C. Sections 78a et seq., and any regulations promulgated thereunder.

"**Seller**" shall mean WNC Receivables, LLC, a Delaware limited liability company, in its capacity as seller under the Purchase Agreement.

"**Seller Account**" shall mean a deposit account maintained in the name of the Seller at a commercial bank in the United States of America, as designated by the Seller from time to time.

"**Seller Account Collateral**" shall have the meaning assigned to it in Section 8.01(c) of the Purchase Agreement.

"**Seller Assigned Agreements**" shall have the meaning assigned to it in Section 8.01(b) of the Purchase Agreement.

"**Seller Collateral**" shall have the meaning assigned to it in Section 8.01 of the Purchase Agreement.

"**Seller Parties**" shall have the meaning assigned to it in the recitals of the Purchase Agreement.

"**Seller Secured Obligations**" shall mean all loans, advances, debts, liabilities, indemnities and obligations for the performance of covenants, tasks or duties or for payment of monetary amounts (whether or not such performance is then required or contingent, or such amounts are liquidated or determinable) owing by the Seller to any Affected Party under the Purchase Agreement and any document or instrument delivered pursuant thereto, and all amendments, extensions or renewals thereof, and all covenants and duties regarding such amounts, of any kind or nature, present or future, whether or not evidenced by any note, agreement or other instrument, arising thereunder, including Capital Investment, Daily Yield, Unused Facility Fees, amounts in reduction of Purchase Excess, Successor Servicing Fees and Expenses, Additional Amounts and Indemnified Amounts. This term includes all principal, interest (including all interest that accrues after the commencement of any case or proceeding by or against the Seller in bankruptcy, whether or not allowed in such case or proceeding), fees, charges, expenses, attorneys' fees and any other sum chargeable to the Seller thereunder, whether now existing or hereafter arising, voluntary or involuntary, whether or not jointly owed with others, direct or indirect, absolute or contingent, liquidated or unliquidated, and whether or not from time to time decreased or extinguished and later increased, created or incurred, and all or any portion of such obligations that are paid to the extent all or any portion of such payment is avoided or recovered directly or indirectly from any Purchaser or the Agent or any transferee of the Purchaser or the Agent as a preference, fraudulent transfer or otherwise.

"**Senior Note**" shall mean any of the Parent's 6.41% Series A Senior Secured Notes due March 30, 2004, Designated Rate Senior Secured Notes, Series C, due March 30, 2004, 7.31% Senior Secured Notes, Series D, due December 17, 2004, Designated Rate Senior Secured Notes, Series E, due March 13, 2005, 7.47% Senior Secured Notes, Series F, due December 17, 2006, 7.53% Senior Secured Notes, Series G, due December 30, 2008, 7.55% Senior Secured Notes, Series H, due December 17, 2008, 8.04% Senior Secured Notes, Series I, due September 29, 2007, or the PIK Notes.

"**Servicer**" shall mean Wabash Financing, LLC, in its capacity as the Servicer under the Purchase Agreement, or any other Person designated as a Successor Servicer.

"**Servicer Termination Notice**" shall mean any notice by the Agent to the Servicer that (a) an Event of Servicer Termination has occurred and (b) the Servicer's appointment under the Purchase Agreement has been terminated.

"**Servicing Fee**" shall mean, for any day within a Settlement Period, the amount equal to (a)(i) the Servicing Fee Rate divided by (ii) 360, multiplied by (b) the Transferred Receivables on such day.

"**Servicing Fee Rate**" shall mean 1.00%.

"**Servicing Records**" shall mean all documents, books, Records and other information (including computer programs, tapes, disks, data processing software and related property and rights) prepared and maintained by the Servicer with respect to the Transferred Receivables and the Obligors thereunder.

"**Servicing Software**" shall mean the data processing software used by the Originators, Servicer and/or Seller for the purpose of servicing, monitoring, and retaining data regarding the Transferred Receivables and the Obligors thereunder.

"**Settlement Date**" shall mean the tenth Business Day following the end of each Settlement Period.

"**Settlement Period**" shall mean (a) solely for purposes of determining the Ratios, (i) with respect to all Settlement Periods other than the final Settlement Period, each calendar month, whether occurring before or after the Closing Date, and (ii) with respect to the final Settlement Period, the period ending on the Termination Date and beginning with the first day of the calendar month in which the Termination Date occurs, and (b) for all other purposes, (i) with respect to the initial Settlement Period, the period from and including the Closing Date through and including the last day of the calendar month in which the Closing Date occurs, (ii) with respect to the final Settlement Period, the period ending on the Termination Date and beginning with the first day of the calendar month in which the Termination Date occurs, and (iii) with respect to all other Settlement Periods, each calendar month.

"**Sold Receivable**" shall have the meaning assigned to it in Section 2.01(b) of the Sale Agreement.

"**Solvent**" shall mean, with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person; (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its Indebtedness as they become absolute and matured; (c) such Person does not intend to, and does not believe that it will, incur Indebtedness or liabilities beyond such Person's ability to pay as such Indebtedness and liabilities mature; and (d) such Person is not engaged in a business or transaction, and is not about to engage in a business or transaction, for which such Person's property would constitute an unreasonably small capital. The amount of contingent liabilities (such as Litigation, guaranties and pension plan liabilities) at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can reasonably be expected to become an actual or matured liability.

"**St. Louis Real Estate**" shall mean the real property commonly known as 12813 Flushing Meadows Drive, St. Louis, MO 63131.

"**Subordinated Indebtedness**" shall mean, for any period, on a consolidated basis for the Parent and its Subsidiaries, the sum of Indebtedness of such Persons the payment of which is subordinated to the payment of the Secured Obligations to the written satisfaction of the Credit Facility Agent.

"**Sub-Servicer**" shall mean any Person with whom the Servicer enters into a Sub-Servicing Agreement.

"**Sub-Servicing Agreement**" shall mean any written contract entered into between the Servicer and any Sub-Servicer pursuant to and in accordance with Section 7.01 of the Purchase Agreement relating to the servicing, administration or collection of the Transferred Receivables.

"**Subsidiary**" shall mean, with respect to any Person, any corporation or other entity (a) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by such Person or (b) that is directly or indirectly controlled by such Person within the meaning of control under Section 15 of the Securities Act.

"**Successor Servicer**" shall have the meaning assigned to it in Section 11.02 of the Purchase Agreement.

"**Successor Servicing Fees and Expenses**" shall mean the fees and expenses payable to the Successor Servicer as agreed to by the Seller, the Purchaser and the Agent.

"**SunTrust Sale Leaseback**" shall mean that certain sale and leaseback of certain real property owned by the Parent and/or certain of its Domestic Subsidiaries to be effected pursuant to that certain engagement letter agreement, dated February 1, 2002, between the Parent and SunTrust Robinson Humphrey.

"**Tangible Assets**" shall mean as of the date of any determination thereof, with respect to any Person, total assets of such Person in accordance with Agreement Accounting Principles, but excluding therefrom goodwill, patents, patent applications, permits, trademarks, trade names, copyrights, licenses, franchises, experimental expense, organizational expense, unamortized debt discount and expense, the excess of cost of shares acquired over book value of related assets and such other assets as are properly classified as "intangible assets" in accordance with Agreement Accounting Principles.

"**Termination Date**" shall mean the date on which (a) Capital Investment has been permanently reduced to zero, (b) all other Seller Secured Obligations under the Purchase Agreement and the other Related Documents have been indefeasibly repaid in full and completely discharged and (c) the Maximum Purchase Limit has been irrevocably terminated in accordance with the provisions of Section 2.02(b) of the Purchase Agreement.

"**Termination Event**" shall have the meaning assigned to it in Section 9.01 of the Purchase Agreement.

"**Title IV Plan**" shall mean a Pension Plan (other than a Multiemployer Plan) that is covered by Title IV of ERISA and that any Originator or ERISA Affiliate maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any of them.

"**Transfer**" shall mean any Sale or capital contribution of Transferred Receivables to the Seller pursuant to the terms of the Sale Agreement.

"**Transfer Date**" shall have the meaning assigned to it in Section 2.01(a) of the Sale Agreement.

"**Transferred Receivable**" shall mean any Sold Receivable or Contributed Receivable; provided, that any Receivable repurchased by an Originator thereof pursuant to Section 4.05 of the Sale Agreement shall not be deemed to be a Transferred Receivable from and after the date of such repurchase unless such Receivable has subsequently been repurchased by or contributed to the Seller.

"**UCC**" shall mean, with respect to any jurisdiction, the Uniform Commercial Code as the same may, from time to time, be enacted and in effect in such jurisdiction.

"**<u>Unapproved Receivable</u>**" shall mean any Receivable (a) with respect to which the Obligor thereunder is not an Obligor on any Transferred Receivable and whose customer relationship with an Originator arises as a result of the acquisition by such Originator of another Person, (b) that was originated in accordance with standards established by another Person acquired by an Originator, in each case, solely with respect to any such acquisitions that have not been approved in writing by the Agent and then only for the period prior to any such approval, or (c) with respect to which the Obligor thereunder is not creditworthy, as determined by the Agent in its reasonable credit judgment.

"**<u>Underfunded Plan</u>**" shall mean any Plan that has an Underfunding.

"**<u>Underfunding</u>**" shall mean, with respect to any Plan, the excess, if any, of (a) the present value of all benefits under the Plan (based on the assumptions used to fund the Plan pursuant to Section 412 of the Code) as of the most recent valuation date over (b) the fair market value of the assets of such Plan as of such valuation date.

"**<u>Unfunded Liability</u>**" shall mean, at any time, the aggregate amount, if any, of the sum of (a) the amount by which the present value of all accrued benefits under each Title IV Plan exceeds the fair market value of all assets of such Title IV Plan allocable to such benefits in accordance with Title IV of ERISA, all determined as of the most recent valuation date for each such Title IV Plan using the actuarial assumptions for funding purposes in effect under such Title IV Plan, and (b) for a period of five years following a transaction that might reasonably be expected to be covered by Section 4069 of ERISA, the liabilities (whether or not accrued) that could be avoided by any Originator or any ERISA Affiliate as a result of such transaction.

"**<u>Underfunding</u>**" shall mean, with respect to any Plan, the excess, if any, of (a) the present value of all benefits under the Plan (based on the assumptions used to fund the Plan pursuant to Section 412 of the Code) as of the most recent valuation date over (b) the fair market value of the assets of such Plan as of such valuation date.

"**<u>United States</u>**" shall mean the United States of America (including the District of Columbia but otherwise excluding its territories and possessions).

"**<u>Unmatured Default</u>**" shall mean an event which, but for the lapse of time or the giving of notice, or both, would constitute a Default (as defined in the Credit Agreement).

"**<u>Unused Facility Fee</u>**" shall mean, on any date of determination, a fee equal to the product of (a) the applicable Per Annum Daily Margin for Unused Facility Fees <u>multiplied by</u> (b) the excess (if any) of the amount set forth in clause (i) of Maximum Purchase Limit over the aggregate Capital Investment.

"**<u>Warranty Policy</u>**" shall mean the warranty policies substantially in the form of <u>Schedule 4.01(s)</u> to the Sale Agreement.

"**Weekly Investment Base Certificate**" shall have the meaning assigned to it in Section 2.03(a)(ii) of the Purchase Agreement.

"**Welfare Plan**" shall mean a Plan described in Section 3(1) of ERISA.

SECTION 2. Other Terms and Rules of Construction.

(a) Accounting Terms. Unless otherwise specifically provided therein, any accounting term used in any Related Document shall have the meaning customarily given such term in accordance with Agreement Accounting Principles, and all financial computations thereunder shall be computed in accordance with Agreement Accounting Principles consistently applied. That certain items or computations are explicitly modified by the phrase "in accordance with Agreement Accounting Principles" shall in no way be construed to limit the foregoing.

(b) Other Terms. All other undefined terms contained in any of the Related Documents shall, unless the context indicates otherwise, have the meanings provided for by the UCC as in effect in the State of Illinois from time to time to the extent the same are used or defined therein.

(c) Rules of Construction. Unless otherwise specified, references in any Related Document or any of the Appendices thereto to a Section, subsection or clause refer to such Section, subsection or clause as contained in such Related Document. The words "herein," "hereof" and "hereunder" and other words of similar import used in any Related Document refer to such Related Document as a whole, including all annexes, exhibits and schedules, as the same may from time to time be amended, restated, modified or supplemented, and not to any particular section, subsection or clause contained in such Related Document or any such annex, exhibit or schedule. Any reference to or definition of any document, instrument or agreement shall, unless expressly noted otherwise, include the same as amended, restated, supplemented or otherwise modified from time to time. Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and neuter genders. The words "including," "includes" and "include" shall be deemed to be followed by the words "without limitation"; the word "or" is not exclusive; references to Persons include their respective successors and assigns (to the extent and only to the extent permitted by the Related Documents) or, in the case of Governmental Authorities, Persons succeeding to the relevant functions of such Persons; and all references to statutes and related regulations shall include any amendments of the same and any successor statutes and regulations.

(d) Rules of Construction for Determination of Ratios. The Ratios as of the last day of the Settlement Period immediately preceding the Closing Date shall be established by the Agent on or prior to the Closing Date and the underlying calculations for periods immediately preceding the Closing Date to be used in future calculations of the Ratios shall be established by the Agent on or prior to the Closing Date in accordance with Schedule 1 attached to this Annex X. For purposes of calculating the Ratios, (i) averages shall be computed by rounding to the third decimal place and (ii) the Settlement Period in which the date of determination thereof occurs shall not be included in the computation thereof and the first Settlement Period immediately preceding such date of determination shall be deemed to be the Settlement Period immediately preceding the Settlement Period in which such date of determination occurs.

Schedule 1

Computation of Ratios

Schedule 2

Permitted Existing Contingent Obligations

Schedule 3

Permitted Existing Indebtedness

Schedule 4

Permitted Existing Investments

Schedule 5

Permitted Existing Liens

Schedule ER-C

Form of Waiver of Offset Letter

Via Telecopy

Addressee: Mr. Bill Riley
Customer: Swift Leasing Co., Inc.
Address: 2200 S. 75th Ave.
Phoenix, AZ 85043

Dear Bill:

On April 12, we closed on the restructuring of our senior indebtedness, including our working capital facilities. One of the lenders participating in this financing, General Electric Capital Corporation (together with its affiliates, "GECC"), will finance the accounts receivable that we and our affiliates ("Wabash") generate in connection with our new trailer sales. As part of that financing, GECC has asked us to request that our customers acknowledge and agree that they will not assert a right of offset or recoupment ("Offset") against Wabash or GECC solely as such Offset might exist with respect to Wabash's obligations to accept or pay for any used trailers in connection with the purchase of new trailers from Wabash. I would appreciate it if you sign this letter acknowledging your agreement to not assert against Wabash or GECC any Offset with respect to any account receivable owed by you (or any of your affiliates) to Wabash and that GECC will rely on your agreement in extending financing to us.

If you could sign this letter and return it to me by telecopy as soon as possible it would be greatly appreciated. My telecopy number is 765-772-2600. Thank you in advance for your cooperation and prompt attention to this matter.

Best regards,

Mark Holden
Senior V.P.-CFO

Acknowledged and agreed to:

Swift Leasing, Co., Inc

By: ______________________________
Title: ______________________________